Form 10-K405, Exhibit 13
period 1995-03-31
FRIEDMAN INDUSTRIES INC
filed 1995-06-29
CIK 39092

                                                                      EXHIBIT 13


                                                        FRIEDMAN
                                                       INDUSTRIES,
                                                      INCORPORATED


                                                          1995
                                                      ANNUAL REPORT

[RECYCLE LOGO] printed on recycled paper

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

- - --------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

                                                         1995              1994
                                                     ------------      ------------
        Net sales..................................  $ 97,968,805      $ 70,908,065
        Net earnings...............................  $  2,458,132      $  1,691,075
        Net earnings per share*....................  $       0.42      $       0.29
        Cash dividends per share*..................  $       0.20      $       0.14
        Stock dividends per share..................             5%                5%
        Stockholders' equity.......................  $ 18,722,781      $ 17,430,337
        Stockholders' equity per share*............  $       3.21      $       2.99
        Working capital............................  $ 20,140,221      $ 15,480,138
        * Adjusted for stock dividends.

- - --------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     Fiscal 1995 results were substantially better than the results recorded during fiscal 1994. Most of the sales increase was generated by our new Arkansas coil facility which became operational in January 1994. In addition, the results from our other coil divisions and from our tubular products division improved during fiscal 1995. In management's opinion, a stronger U.S. economy produced improved market conditions for the Company's products and services although intense competition continued to exert pressure on margins, which were approximately the same, year to year.

     During fiscal 1995 the Company completed several capital improvements and commenced others. The Arkansas coil facility warehouse was enlarged and other improvements were made to increase the productive capacity of this operation. In addition, the Company began construction of a coil slitter line at the tubular products division. This line will be capable of slitting large steel coils from any mill source and is expected to increase efficiency and decrease waste associated with pipe production. A total of $470,612 was invested in capital improvements during fiscal 1995. While none of these investments were considered substantial, they emphasize the Company's commitment to improve its operations in order to remain competitive in a very competitive industry.

     You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (local time) on August 25, 1995, in the offices of Fulbright and Jaworski L.L.P., 1301 McKinney, Houston, Texas.

                                          Sincerely,

                                          /s/ JACK FRIEDMAN
                                          Jack Friedman
                                          Chairman of the Board
                                          and Chief Executive Officer

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

OFFICERS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
President and Chief Operating Officer

Ronald L. Burgerson
Vice President -- Coil Products
(Lone Star, Texas)

William Crow
Vice President and President of Texas
Tubular Products Division

Benny Harper
Vice President and Secretary -- Treasurer

Ted Henderson
Vice President -- Tubular Products

Dale Ray
Vice President -- Coil Products
(Hickman, Arkansas)

Thomas Thompson
Vice President -- Sales

Charles W. Hall
Assistant Secretary

DIRECTORS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
President and Chief Operating Officer

Charles W. Hall
Partner, Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Henry Spira
Retired; Former Vice President,
Friedman Industries, Incorporated
Houston, Texas

Kirk K. Weaver
Chairman of the Board and
Chief Executive Officer,
LTI Technologies, Inc.
(technical services)
Houston, Texas

COMPANY OFFICES
  MAIN OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
800 at May 19, 1995

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 1995 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny Harper, Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

     Friedman Industries, Incorporated is in the steel processing and distribution business. The Company has two product classifications: coil processing (steel sheet and plate) and tubular products.

     At its facilities in Lone Star, Texas, Houston, Texas, and Hickman, Arkansas, the Company processes semi-finished, hot-rolled steel coils into flat, finished sheet and plate, and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. The Company purchases a substantial amount of its annual coil tonnage from Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC"). Loss of LSS or NSC as a source of coil supply could have a material adverse effect on the Company's business.

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 330 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors, and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, markets and processes pipe. In addition, this division manufactures pipe of which a substantial amount is sold to LSS. Pipe is sold nationally to approximately 240 customers. The Company processes its own tubular products and processes pipe for LSS on a fee basis. Pursuant to an informal arrangement with LSS, the Company purchases a substantial portion of its pipe from LSS. Loss of LSS as a source of pipe supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     During fiscal 1994, the Company discontinued the operations of its wholly owned subsidiary, Royal Fasteners Corporation, which was engaged in the marketing of fastener products.

     Significant financial information relating to the Company's product groups is contained in Note 8 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------

               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                         FISCAL YEAR 1995           FISCAL YEAR 1994
                                                                        ------------------         ------------------
                                                                        HIGH          LOW          HIGH          LOW
                                                                        ----         -----         ----         -----
First Quarter........................................................   4 5/8        4             4 3/8        2 7/8
Second Quarter.......................................................   4 5/8        3 7/8         4 9/16       3 5/8
Third Quarter........................................................   4 1/8        3 1/2         4 5/8        3 3/4
Fourth Quarter.......................................................   4 3/4        4             4 3/4        4 1/8

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                         FISCAL YEAR 1995           FISCAL YEAR 1994
                                                                        ------------------         ------------------
                                                                        CASH         STOCK         CASH         STOCK
                                                                        ----         -----         ----         -----
First Quarter........................................................   $.05            -          $.03            -
Second Quarter.......................................................   $.05            -          $.04            -
Third Quarter........................................................   $.06            -          $.04            -
Fourth Quarter.......................................................   $.05           5%          $.04           5%

(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                            MARCH 31
                                                                    -------------------------
                                                                       1995           1994
                                                                    ----------     ----------
CURRENT ASSETS
     Cash and cash equivalents...................................   $   664,527    $   330,289
     Accounts receivable, less allowance for doubtful accounts of
      $5,970 in 1995 and $5,900 in 1994..........................     8,670,636      7,690,282
     Inventories -- Note 7.......................................    16,558,774     12,859,186
     Other.......................................................        62,618        134,524
                                                                    -----------    -----------
          TOTAL CURRENT ASSETS...................................    25,956,555     21,014,281

PROPERTY, PLANT AND EQUIPMENT
     Land........................................................       198,021        198,021
     Buildings and yard improvements.............................     2,595,826      2,390,090
     Machinery and equipment.....................................    11,320,928     11,127,460
     Less accumulated depreciation...............................    (8,699,581)    (8,179,338)
                                                                    -----------    -----------
                                                                      5,415,194      5,536,233

OTHER ASSETS
     Cash value of officers' life insurance......................       703,113        633,907
                                                                    -----------    -----------
          TOTAL ASSETS...........................................   $32,074,862    $27,184,421
                                                                    ===========    ===========

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                            MARCH 31
                                                                    --------------------------
                                                                       1995           1994
                                                                    -----------    -----------
CURRENT LIABILITIES
     Accounts payable and accrued expenses.......................   $ 4,270,809    $ 4,749,810
     Current portion of long-term debt -- Note 3.................       800,000        200,000
     Dividends payable...........................................       277,742        211,584
     Income taxes payable........................................        14,658             --
     Contribution to profit-sharing plan -- Note 6...............       200,000        180,000
     Employee compensation and related expenses..................       253,125        192,749
                                                                    -----------    -----------
          TOTAL CURRENT LIABILITIES..............................     5,816,334      5,534,143
LONG-TERM DEBT, less current portion -- Notes 3 and 4............     7,000,000      3,800,000
DEFERRED INCOME TAXES............................................       422,747        342,941
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS --
  Note 6.........................................................       113,000         77,000
STOCKHOLDERS' EQUITY -- Note 2
     Common Stock, par value $1 per share:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 5,554,858 in 1995;
          and 5,289,598 in 1994..................................     5,554,858      5,289,598
     Additional paid-in capital..................................    20,571,057     19,678,497
     Retained earnings...........................................    (7,403,134)    (7,537,758)
                                                                    -----------    -----------
          TOTAL STOCKHOLDERS' EQUITY.............................    18,722,781     17,430,337
                                                                    -----------    -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............   $32,074,862    $27,184,421
                                                                    ===========    ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                           YEAR ENDED MARCH 31
                                                                  ---------------------------------------
                                                                     1995          1994          1993
                                                                  -----------   -----------   -----------
Sales...........................................................  $97,968,805   $70,908,065   $56,230,967
Costs and expenses:
    Cost of products sold.......................................   90,701,372    65,739,495    52,472,711
    Selling, general and administrative.........................    3,227,646     2,693,918     2,513,993
    Interest....................................................      399,098        94,719        41,475
                                                                  -----------    ----------    ----------
                                                                   94,328,116    68,528,132    55,028,179
                                                                  -----------    ----------    ----------
                                                                    3,640,689     2,379,933     1,202,788
Interest and other income.......................................       83,753        65,629        19,483
                                                                  -----------    ----------    ----------
         EARNINGS BEFORE FEDERAL INCOME TAXES AND ACCOUNTING
           CHANGES..............................................    3,724,442     2,445,562     1,222,271
Federal income taxes:
    Current.....................................................    1,186,466       774,949       215,042
    Deferred....................................................       79,844        56,538       200,957
                                                                  -----------    ----------    ----------
                                                                    1,266,310       831,487       415,999
                                                                  -----------    ----------    ----------
         EARNINGS BEFORE ACCOUNTING CHANGES.....................    2,458,132     1,614,075       806,272
Cumulative effect of accounting changes -- Notes 5 and 6........           --        77,000            --
                                                                  -----------    ----------    ----------
         NET EARNINGS...........................................  $ 2,458,132    $1,691,075    $  806,272
                                                                  ===========    ==========    ==========
Average number of common shares outstanding.....................    5,832,601     5,830,131     5,829,691
                                                                  ===========    ==========    ==========
Earnings per share:
    Before accounting changes...................................  $       .42    $      .28    $      .14
    Cumulative effect of accounting changes.....................           --           .01            --
                                                                  -----------    ----------    ----------
         NET EARNINGS PER SHARE.................................  $       .42    $      .29    $      .14
                                                                  ===========    ==========    ==========

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                               ADDITIONAL
                                                                   COMMON       PAID-IN       RETAINED
                                                                    STOCK       CAPITAL       EARNINGS
                                                                  ---------    -----------   -----------
Balance at March 31, 1992.......................................  $4,796,502   $18,514,441   $(7,033,151)
Net earnings....................................................          --            --       806,272
Stock dividend (5%).............................................     239,405       658,364      (899,341)
Cash dividends ($.10 per share).................................          --            --      (553,949)
                                                                  ----------   -----------   -----------
         BALANCE AT MARCH 31, 1993..............................   5,035,907    19,172,805    (7,680,169)
Net earnings....................................................          --            --     1,691,075
Exercise of stock options.......................................       2,315         2,940            --
Stock dividend (5%).............................................     251,376       502,752      (755,441)
Cash dividends -- ($.14 per share)..............................          --            --      (793,223)
                                                                  ----------   -----------   -----------
         BALANCE AT MARCH 31, 1994..............................   5,289,598    19,678,497    (7,537,758)
Net earnings....................................................          --            --     2,458,132
Exercise of stock options.......................................       1,216         1,411            --
Stock dividend (5%).............................................     264,044       891,149    (1,157,100)
Cash dividends -- ($.20 per share)..............................          --            --    (1,166,408)
                                                                  ----------   -----------   -----------
         BALANCE AT MARCH 31, 1995..............................  $5,554,858   $20,571,057   $(7,403,134)
                                                                  ==========   ============  ============

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MARCH 31
                                                         -----------------------------------------
                                                            1995            1994          1993
                                                         -----------    -----------    -----------
OPERATING ACTIVITIES
     Net earnings.....................................   $ 2,458,132    $ 1,691,075    $   806,272
     Adjustments to reconcile net earnings to cash
       provided by (used in) operating activities:
          Depreciation................................       575,336        362,715        322,095
          Disposals of property, plant and
            equipment.................................        16,315             --             --
          Provision for losses on accounts
            receivable................................        13,645          1,812         38,903
          Provision for deferred taxes................        79,844         56,538        200,957
          Cumulative effect of accounting changes.....            --        (77,000)            --
     Decrease (increase) in operating assets:
          Accounts receivable.........................      (993,999)    (2,190,801)    (2,170,868)
          Inventories.................................    (3,699,588)    (3,278,681)       449,795
          Other.......................................        71,906        183,164       (108,018)
     Increase (decrease) in operating liabilities:
          Accounts payable and accrued expenses.......      (479,001)     1,890,870        648,680
          Contribution to profit-sharing plan.........        20,000         28,000         (8,000)
          Employee compensation and related
            expenses..................................        60,376         85,271          4,033
          Postretirement benefit other than
            pensions..................................        36,000         27,000             --
          Income taxes payable........................        14,658             --             --
                                                         -----------   ------------    -----------
          NET CASH PROVIDED BY (USED IN) OPERATING
            ACTIVITIES................................    (1,826,376)    (1,220,037)       183,849

INVESTING ACTIVITIES
     Purchase of property, plant and equipment........      (470,612)    (2,529,888)      (166,373)
     Increase in cash value of officers' life
       insurance......................................       (69,206)       (54,295)       (32,124)
     Other............................................            --             --         10,402
                                                         -----------   ------------    -----------
     NET CASH USED IN INVESTING ACTIVITIES............      (539,818)    (2,584,183)      (188,095)

FINANCING ACTIVITIES
     Cash dividends paid..............................    (1,097,661)      (732,716)      (498,804)
     Proceeds from borrowings of long-term debt.......     4,000,000      4,000,000             --
     Principal payments on long-term debt.............      (200,000)      (280,000)      (280,000)
     Cash paid on fractional shares from stock
       dividend.......................................        (1,907)        (1,313)        (1,572)
     Proceeds from issuing stock under employee
       plans..........................................            --          5,255             --
                                                         -----------   ------------    -----------
          NET CASH PROVIDED BY (USED IN) FINANCING
            ACTIVITIES................................     2,700,432      2,991,226       (780,376)
                                                         -----------   ------------    -----------
          INCREASE (DECREASE) IN CASH AND CASH
            EQUIVALENTS...............................       334,238       (812,994)      (784,622)
     Cash and cash equivalents at beginning of year...       330,289      1,143,283      1,927,905
                                                         -----------   ------------    -----------
          CASH AND CASH EQUIVALENTS AT END OF YEAR....   $   664,527    $   330,289    $ 1,143,283
                                                         ===========    ===========    ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (which are collectively referred to herein as the "Company"). All material intercompany amounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                                        MARCH 31
                                                              -----------------------------
                                                                  1995             1994
                                                              ------------     ------------
    Coil...................................................   $  5,870,349     $  5,406,424
    Tubular................................................     10,688,425        7,452,762
                                                              ------------     ------------
                                                              $ 16,558,774     $ 12,859,186
                                                              ============     ============

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out (LIFO) method. Cost for all other inventories is determined using the first-in, first-out (FIFO) method.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is calculated principally by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common shares outstanding. Stock options are not included in the computation of the weighted average number of common shares outstanding since their effect is not significant. Fully diluted earnings per share are not presented because they are not materially dilutive.

     In addition, all applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 19, 1995.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $373,000 in 1995, $81,000 in 1994 and $48,000 in 1993. The Company
paid income taxes, net of refunds, of $1,130,000 in 1995, $660,000 in 1994 and $255,000 in 1993.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC") supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS and by providing tubular processing services for LSS. Total sales to LSS were approximately $10.4 million in 1995. Loss of this mill as a customer could have a material adverse effect on the Company's business.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's Stock Option Plan of 1974, as amended through March 24, 1982, and the 1989 Incentive Stock Option Plan, incentive options were granted to certain officers and key

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED
employees to purchase Common Stock of the Company. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                        1995                     1994                         1993
                                                 ------------------       -------------------       -----------------------
                                                             OPTION                    OPTION                      OPTION
                                                 SHARES      PRICE         SHARES      PRICE         SHARES        PRICE
                                                 -------     ------       --------     ------       --------       ------
Outstanding at beginning of year..............    79,129     $ 2.06         82,958     $ 2.06         94,112     $2.06-3.41
Granted.......................................        --         --             --         --             --         --
Cancelled.....................................        --         --         (1,277)      2.06        (11,154)     2.06-3.41
Exercised.....................................    (1,277)      2.06         (2,552)      2.06             --         --
                                                  ------                    ------                   -------
Outstanding at end of year (all of which are
  exercisable)................................    77,852     $ 2.06         79,129     $ 2.06         82,958        $2.06
                                                  ======                    ======                   =======

     Under the terms of the 1974 plan, no additional options may be granted. Pursuant to the terms of the 1989 plan, 109,760 additional options may be granted. The exercise price of all previously granted options equaled or exceeded the fair market price of the Common Stock on the date of grant. No charges to earnings have been made as a result of granting or exercising options.

     The Company has 1,000,000 authorized shares of Cumulative Convertible Preferred Stock with a par value of $1 per share. The Stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock.

3. LONG-TERM DEBT

     The Company's long-term debt includes a $3,800,000 note payable at an interest rate equal to the lending bank's prime rate. Principal payments in the amount of $200,000 plus interest are made quarterly through December 1, 1999. The annual principal payments required on long-term debt during the next five years are as follows: 1996 -- $800,000; 1997 -- $800,000; 1998 -- $800,000; and
1999 -- $800,000 and 1999 -- $600,000.

4. LINE OF CREDIT

     The Company has a line of credit arrangement with a bank which is unsecured, bears interest at a maximum of the bank's prime rate, expires December 31, 1995 and is reviewed annually for renewal. There are no commitment fees or compensating balance requirements under this arrangement. At March 31, 1995, the unused portion of this credit line was $1,000,000. Subsequent to year-end, the Company negotiated to increase the line of credit arrangement from $5,000,000 to $8,000,000 and to extend its expiration to April 1, 1998. Accordingly, the $4,000,000 outstanding balance under this line of credit has been classified as long-term debt at March 31, 1995.

5. INCOME TAXES

     Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards 109 (SFAS 109), "Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred approach to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The cumulative effect of adopting SFAS 109 as of April 1, 1993 increased net earnings by $110,000 or $.02 per share.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

     Significant components of the Company's consolidated deferred tax assets and liabilities are as follows:

                                                                        MARCH 31
                                                                 ----------------------
                                                                   1995         1994
                                                                 ---------    ---------
        DEFERRED TAX LIABILITIES:
          Depreciation........................................   $ 520,490    $ 426,627
        DEFERRED TAX ASSETS:
          Inventory capitalization............................      53,738       37,854
          Postretirement benefits other than pensions.........      38,420       26,180
          Other...............................................       5,585       19,652
                                                                 ---------    ---------
        Total deferred tax assets.............................      97,743       83,686
                                                                 ---------    ---------
        Net deferred tax liability............................   $ 422,747    $ 342,941
                                                                 =========    =========

6. PROFIT-SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined-contribution plan ("Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 1995, $180,000 for the year ended March 31, 1994 and $152,000 for the year ended March 31, 1993. Contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the employer.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at 65 or older are eligible. Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards 106, "Employer's Accounting for Postretirement Benefits Other than Pensions," which provides that the Company follow an accrual method of accounting for the postretirement benefits other than pensions. Such benefits, in prior years, were accounted for on a pay-as-you-go basis. The Company elected to immediately recognize as a charge to 1994 earnings the cumulative effect of the change in accounting for postretirement benefits of $33,000 ($50,000 liability net of a deferred tax asset of $17,000). The $50,000 liability represents the accumulated postretirement benefit obligation existing at adoption. The Company has not funded the cost of the postretirement health care plan.

7. INVENTORIES

     Inventories consist of:

                                                LIFO             FIFO            TOTAL
                                               METHOD           METHOD        INVENTORIES
                                             -----------     ------------     ------------
        March 31, 1995....................   $ 5,870,349     $ 10,688,425     $ 16,558,774
        March 31, 1994....................   $ 5,406,424     $  7,452,762     $ 12,859,186

At March 31, 1995 and 1994, the current replacement cost of inventories exceeded their LIFO value by approximately $4,123,000 and $3,353,000, respectively.

8. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company, there are two product groups: coil processing (steel sheet and plate) and tubular products. Coil processing converts steel coils into flat sheet and plate steel cut to customer

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED
specifications. Through its Texas Tubular operation, the Company purchases, processes, manufactures and markets tubular products. This operation processes its own tubular products and processes pipe on a fee basis for LSS. In fiscal 1994, the Company ceased the operations of its wholly owned subsidiary, Royal Fasteners Corporation.

     The following is a summary of significant financial information relating to the product groups:

                                                                 YEAR ENDED MARCH 31
                                                    ----------------------------------------------
                                                        1995             1994             1993
                                                    ------------     ------------     ------------
NET SALES
  Coil processing................................   $ 64,138,520     $ 42,921,520     $ 35,844,546
  Tubular products...............................     33,830,285       27,986,545       19,892,823
  Fastener products..............................             --               --          493,598
                                                    ------------     ------------     ------------
          TOTAL NET SALES........................   $ 97,968,805     $ 70,908,065     $ 56,230,967
                                                    ============     ============     ============
OPERATING PROFIT (LOSS):
  Coil processing................................   $  1,975,775     $  1,069,349     $  1,324,366
  Tubular products...............................      3,147,319        2,315,254        1,016,666
  Fastener products..............................             --               --         (312,335)
                                                    ------------     ------------     ------------
          TOTAL OPERATING PROFIT.................      5,123,094        3,384,603        2,028,697
                                                    ============     ============     ============
  Corporate expenses.............................     (1,083,307)        (909,951)        (784,434)
  Interest expense...............................       (399,098)         (94,719)         (41,475)
  Interest and other income......................         83,753           65,629           19,483
                                                    ------------     ------------     ------------
          TOTAL EARNINGS BEFORE TAXES............   $  3,724,442     $  2,445,562     $  1,222,271
                                                    ============     ============     ============
IDENTIFIABLE ASSETS:
  Coil processing................................   $ 14,312,010     $ 13,290,525     $  7,225,950
  Tubular products...............................     16,309,266       12,749,723       10,843,358
  Fastener products..............................             --               --          367,107
                                                    ------------     ------------     ------------
                                                      30,621,276       26,040,248       18,436,415
  General corporate assets.......................      1,453,586        1,144,173        2,055,026
                                                    ------------     ------------     ------------
          TOTAL ASSETS...........................   $ 32,074,862     $ 27,184,421     $ 20,491,441
                                                    ============     ============     ============
DEPRECIATION:
  Coil processing................................   $    287,308     $    108,823     $     49,302
  Tubular products...............................        280,982          250,131          262,141
  Fastener products..............................             --               --            6,881
  Corporate and other............................          7,046            3,761            3,771
                                                    ------------     ------------     ------------
                                                    $    575,336     $    362,715     $    322,095
                                                    ============     ============     ============
CAPITAL EXPENDITURES:
  Coil processing................................   $    298,832     $  2,336,292     $    107,579
  Tubular products...............................        167,293          169,468           57,580
  Corporate assets...............................          4,487           24,128            1,866
                                                    ------------     ------------     ------------
                                                    $    470,612     $  2,529,888     $    167,025
                                                    ============     ============     ============

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense and interest and other income. Corporate assets consist primarily of cash and cash equivalents and the cash value of officers' life insurance. There are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

9. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 1995 and 1994 (per share amounts have been adjusted for subsequent stock dividends):

                                                      Quarter Ended
                             ---------------------------------------------------------------
                               June 30        September 30     December 31        March 31
                                 1994             1994             1994             1995
                             ------------     ------------     ------------     ------------
Net sales................... $ 22,998,712     $24,651,141      $24,228,187      $ 26,090,765
Gross profit................    1,514,769       1,797,633        1,941,393         2,013,638
Net earnings................      423,618         612,586          719,840           702,088
Net earnings per share......          .07             .11              .12               .12

                                                      Quarter Ended
                             ---------------------------------------------------------------
                               June 30        September 30     December 31        March 31
                                 1993             1993             1993             1994
                             ------------     ------------     ------------     ------------
Net sales................... $ 17,425,770     $16,563,233      $16,758,720      $ 20,160,342
Gross profit................    1,160,079       1,172,617        1,258,794         1,577,080
Earnings before accounting
  changes...................      349,911         328,001          427,686           508,477
Cumulative effect of
  accounting changes........       77,000              --               --                --
Net earnings................      426,911         328,001          427,686           508,477
Earnings per share before
  accounting changes........          .06             .06              .07               .09
Cumulative effect of
  accounting changes per
  share.....................          .01              --               --                --
Net earnings per share......          .07             .06              .07               .09

10. CONCENTRATION OF RECEIVABLES

     The Company's coil processing operations include a concentration of sales primarily in the southwestern and southeastern sections of the United States, which are principally to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral. Receivables generally are due within 30 days.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated, at March 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

                                           (ERNST & YOUNG LOGO)

May 26, 1995
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                        YEAR ENDED MARCH 31
                                          --------------------------------------------------------------------------------
                                              1995             1994             1993             1992             1991
                                          ------------     ------------     ------------     ------------     ------------
Net sales..............................   $ 97,968,805     $ 70,908,065     $ 56,230,967     $ 42,609,330     $ 50,264,851
Net earnings...........................      2,458,132        1,691,075(A)       806,272          483,720          866,259
Total assets...........................     32,074,862       27,184,421       20,491,441       19,619,875       20,936,487
Long-term debt.........................      7,000,000        3,800,000               --          280,000        1,960,000
Stockholders' equity...................     18,722,781       17,430,337       16,528,543       16,277,792       16,274,914
Net earnings per share.................           0.42             0.29(A)          0.14             0.08             0.15
Cash dividends declared per share
  adjusted for stock dividends.........           0.20             0.14             0.10             0.08             0.13

(A) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

See also Note 1 of Notes to the Company's Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 1995 compared to year ended March 31, 1994

     During the year ended March 31, 1995, sales, cost of products sold and gross profit increased $27,060,740, $24,961,877 and $2,098,863 from each of the respective amounts recorded during the year ended March 31, 1994. Approximately 78% of the sales increase was related to the coil products group. This increase in coil sales was primarily due to the Company's Arkansas coil facility which became operational in January 1994, and accordingly, operated twelve months in fiscal 1995 compared to three months in fiscal 1994. In addition, coil sales benefited from an increase in the average selling price of these products and from an increase in volume. The tubular products group also reflected an increase in sales which was primarily related to an increase in sales of pipe piling and structural products. The increases in cost of products sold and gross profit were primarily related to the sales increase discussed above. Gross profit rates were 7.4% and 7.3% in fiscal 1995 and fiscal 1994, respectively.

     Selling, general and administrative expenses increased $533,728 from the amount recorded during fiscal 1994. This increase was primarily related to direct expenses associated with the Arkansas coil facility. In addition, variable expenses which were principally related to volume and earnings contributed to the overall increase in selling, general and administrative costs.

     Interest expense during fiscal 1995 increased $304,379 from the comparable amount in fiscal 1994. In December 1993, the Company borrowed $4,000,000 to support the construction and operation of the Arkansas coil facility. In addition, beginning in December 1994, the Company made borrowings under its bank line of credit which were utilized to support working capital.

     Interest and other income increased $18,124 from the amount recorded in fiscal 1994. This increase was primarily related to an increase in interest rates paid on invested cash and an increase in the cash surrender value of officers' life insurance policies.

     Federal income taxes increased $434,823 from the amount recorded during fiscal 1994. This increase was related to increased earnings before taxes as the effective tax rates were the same for both years.

     During fiscal 1994, the Company was required to adopt Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions". The cumulative effect of these accounting changes, net of tax, was to increase net income $77,000. See also Notes 5 and 6 to the financial statements appearing herein.

Year ended March 31, 1994 compared to year ended March 31, 1993

     During the year ended March 31, 1994, sales, cost of products sold and gross profit increased $14,677,098, $13,266,784 and $1,410,314, from the respective amounts recorded during the year ended March 31, 1993. Market conditions for the Company's products and services improved in fiscal 1994 and resulted in increased sales of both coil and tubular products. Coil product sales increased primarily as a result of an increase in the average selling price per ton and from the opening of the new Arkansas coil facility which operated three months in fiscal 1994. Sales of tubular products increased primarily as a result of an increase in pipe manufactured to API standards and sold to Lone Star Steel Company ("LSS"). In addition, tubular sales reflected an increase in pipe sold primarily to tubular distributors. The increase in cost of products sold was primarily related to the increase in sales described above. Both increased sales and improved gross

FRIEDMAN INDUSTRIES, INCORPORATED              FRIEDMAN INDUSTRIES, INCORPORATED

profit margins contributed to the overall increase in gross profit. The average gross profit percentage increased from 6.7% in fiscal 1993 to 7.3% in fiscal 1994. This improvement was principally associated with tubular operations which benefited from efficiencies resulting primarily from increased production.

     Interest expense increased $53,244 from the comparable amount recorded in fiscal 1993. This increase was primarily related to $4,000,000 borrowed to support the construction and operation of the new Arkansas coil facility.

     Interest and other income increased $46,146 from the amount noted in fiscal 1993. This increase primarily resulted from the sale of machinery and equipment and from an increase in the cash surrender value of officers' life insurance policies.

     Federal income taxes increased $415,488 from the respective amount recorded during fiscal 1993 and was related to increased earnings before taxes. Effective tax rates were the same, year to year.

     During fiscal 1994, the Company was required to adopt Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions". The cumulative effect of these accounting changes, net of tax, was to increase net income $77,000. See also Notes 5 and 6 to the financial statements appearing herein.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     At March 31, 1995, the Company maintained a strong, liquid position as evidenced by a debt to equity ratio of .37 and by a current ratio of 4.5. In December 1993, the Company borrowed $4,000,000 from a bank to support the construction and operation of its new steel processing facility located in Hickman, Arkansas. The note is an advance promissory note which converted to a five year term note in December 1994. This note, which bears interest at the bank's floating prime rate, requires quarterly payments of interest and principal through December 1, 1999. The Company has available a line of credit arrangement with a bank whereby it may borrow up to $5,000,000 on a short-term basis. On April 1, 1995, the line of credit was increased to $8,000,000 and its expiration date extended to April 1, 1998. At March 31, 1995, the Company had borrowed $4,000,000 under this line of credit to support working capital. The Company believes that its cash flow from operations and borrowing capability under its line of credit arrangement are adequate to fund its expected cash requirements for the year ending March 31, 1996.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                            YEAR ENDED MARCH 31
                                       ---------------------------------------------------------------------------------------------
                                           1995            1994             1993            1992            1991            1990
                                       ------------    ------------     ------------    ------------    ------------    ------------
Net sales...........................   $ 97,968,805    $ 70,908,065     $ 56,230,967    $ 42,609,330    $ 50,264,851    $ 50,043,949
Earnings............................   $  2,458,132    $  1,691,075(1)  $    806,272    $    483,720    $    866,259    $  1,560,701
Current assets......................   $ 25,956,555    $ 21,014,281     $ 16,542,769    $ 15,537,203    $ 16,826,544    $ 16,731,964
Current liabilities.................   $  5,816,334    $  5,534,143     $  3,549,495    $  2,849,637    $  2,501,178    $  1,783,375
Net working capital.................   $ 20,140,221    $ 15,480,138     $ 12,993,274    $ 12,687,566    $ 14,325,366    $ 14,948,589
Total assets........................   $ 32,074,862    $ 27,184,421     $ 20,491,441    $ 19,619,875    $ 20,936,487    $ 19,042,527
Stockholders' equity................   $ 18,722,781    $ 17,430,337     $ 16,528,543    $ 16,277,792    $ 16,274,914    $ 16,186,557
Earnings as a percent of
    Net sales.......................            2.5             2.4              1.4             1.1             1.7             3.1
    Stockholders' equity............           13.1             9.7              4.9             3.0             5.3             9.6
Average number of common and
  common equivalent shares(3).......      5,832,601       5,830,131        5,829,691       5,829,691       5,829,691       5,829,691
Per share
  Earnings from operations(3).......          $0.42          $ 0.29(1)        $ 0.14          $ 0.08          $ 0.15          $ 0.27
  Stockholders' equity(3)...........          $3.21          $ 2.99           $ 2.84          $ 2.79          $ 2.79          $ 2.78
Cash dividends per common
  share(3)..........................          $0.20          $ 0.14           $ 0.10          $ 0.08          $ 0.13          $ 0.19
Stock dividend declared.............             5%              5%               5%              5%              5%              5%


                                          1989             1988            1987            1986
                                      ------------     ------------    ------------    ------------
Net sales...........................  $ 53,499,476     $ 59,255,966    $ 46,984,967    $ 48,809,898
Earnings............................  $  1,830,861(2)  $  3,449,368    $  1,924,726    $  2,786,352
Current assets......................  $ 19,592,919     $ 18,110,425    $ 36,043,350    $ 35,210,807
Current liabilities.................  $  4,695,397     $  3,514,402    $  2,980,992    $  2,891,111
Net working capital.................  $ 14,897,522     $ 14,596,023    $ 33,062,358    $ 32,319,696
Total assets........................  $ 21,803,286     $ 20,498,322    $ 38,519,625    $ 37,851,051
Stockholders' equity................  $ 15,715,223     $ 15,288,709    $ 33,529,670    $ 32,632,731
Earnings as a percent of
    Net sales.......................           3.4              5.8             4.1             5.7
    Stockholders' equity............          11.7             22.6             5.7             8.5
Average number of common and
  common equivalent shares(3).......     5,742,141        5,703,003       5,677,440       5,677,440
Per share
  Earnings from operations(3).......        $ 0.32(2)        $ 0.60          $ 0.34          $ 0.49
  Stockholders' equity(3)...........        $ 2.74           $ 2.68          $ 5.91          $ 5.75
Cash dividends per common
  share(3)..........................        $ 0.28           $ 3.82          $ 0.18          $ 0.17
Stock dividend declared.............            5%              10%              --              5%

- - ------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Includes an after tax loss of $544,500 ($0.09 per share) due to an extraordinary item.

(3) Adjusted for stock dividends.

                                     [LOGO]