Form 10-K405, Exhibit 13
period 1996-03-31
FRIEDMAN INDUSTRIES INC
filed 1996-07-01
CIK 39092

                                                                    Exhibit 13.1


                                    FRIEDMAN
                                  INDUSTRIES,
                                  INCORPORATED

                                      1996
                                 ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

- --------------------------------------------------------------------------------


                              FINANCIAL HIGHLIGHTS

                                                        1996             1995
                                                    ------------      -----------
        Net sales.................................  $106,849,181      $97,968,805
        Net earnings..............................    $2,836,768       $2,458,132
        Net earnings per share*...................         $0.46            $0.40
        Cash dividends per share*.................         $0.19            $0.19
        Stock dividends per share.................             5%               5%
        Stockholders' equity......................   $20,428,936      $18,722,781
        Stockholders' equity per share*...........         $3.33            $3.06
        Working capital...........................   $21,114,143      $20,140,221
        * Adjusted for stock dividends.

- --------------------------------------------------------------------------------

[PRINTED ON RECYCLED PAPER LOGO]

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                 [PHOTO OF MESSRS. CROW, THOMPSON AND HARPER]

TO OUR SHAREHOLDERS:

     Please let me introduce you to the Company's senior management team. Pictured from left to right above are Thomas Thompson, Senior Vice
President -- Sales and Marketing, William E. Crow, President and Chief Operating Officer and Benny Harper, Senior Vice President -- Finance and Secretary/Treasurer. Each of these gentlemen has been with the Company for more than 20 years and has the experience to direct the current affairs of the Company and take it forward to the next century.

     We are pleased to report improved sales and earnings in fiscal 1996. In management's opinion these improvements were produced by favorable market conditions for the Company's products and services.

     You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. on August 30, 1996, in the offices of Fulbright and Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

                                          Jack Friedman
                                          Chairman of the Board
                                          and Chief Executive Officer

FRIEDMAN INDUSTRIES, INCORPORATED

OFFICERS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Benny Harper
Senior Vice President -- Finance
and Secretary/Treasurer

Thomas Thompson
Senior Vice President -- Sales and Marketing

Ronald L. Burgerson
Vice President -- Coil Products
(Lone Star, Texas)

Ted Henderson
Vice President -- Tubular Products

Dale Ray
Vice President -- Coil Products
(Hickman, Arkansas)

Charles W. Hall
Assistant Secretary

DIRECTORS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
Vice Chairman of the Board

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

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
800 at May 24, 1996

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 1996 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 370 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, markets and processes pipe. In addition, this division manufactures pipe of which a substantial amount is sold to LSS. Pipe is sold nationally to approximately 280 customers. The Company processes its own tubular products and processes pipe for LSS on a fee basis. Pursuant to an informal arrangement with LSS, the Company purchases a substantial portion of its pipe from LSS. Loss of LSS as a source of pipe supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 6 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                         FISCAL YEAR 1996           FISCAL YEAR 1995
                                                                        ------------------         ------------------
                                                                        HIGH          LOW          HIGH          LOW
                                                                        ----         -----         ----         -----
First Quarter........................................................   4 7/8        3 3/4         4 5/8        4
Second Quarter.......................................................   4 5/8        3 3/4         4 5/8        3 7/8
Third Quarter........................................................   4 7/16       3 9/16        4 1/8        3 1/2
Fourth Quarter.......................................................   4            3 7/16        4 3/4        4

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                       FISCAL YEAR 1996            FISCAL YEAR 1995
                                                                      -------------------         ------------------
                                                                      CASH          STOCK         CASH         STOCK
                                                                      -----         -----         ----         -----
First Quarter......................................................   $ .05                       $.05
Second Quarter.....................................................   $ .05                       $.05
Third Quarter......................................................   $.045                       $.06
Fourth Quarter.....................................................   $ .05           5%          $.05           5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                           MARCH 31
                                                                  ---------------------------
                                                                     1996            1995
                                                                  -----------     -----------
CURRENT ASSETS
     Cash and cash equivalents.................................   $   595,216     $   664,527
     Accounts receivable, less allowance for doubtful accounts
       of $5,794 in 1996 and $5,970 in 1995....................     9,423,204       8,670,636
     Inventories...............................................    17,391,625      16,558,774
     Other.....................................................       114,625          62,618
                                                                  -----------     -----------
          TOTAL CURRENT ASSETS.................................    27,524,670      25,956,555
PROPERTY, PLANT AND EQUIPMENT
     Land......................................................       198,021         198,021
     Buildings and yard improvements...........................     2,687,730       2,595,826
     Machinery and equipment...................................    11,699,234      11,320,928
     Less accumulated depreciation.............................    (9,316,572)     (8,699,581)
                                                                  -----------     -----------
                                                                    5,268,413       5,415,194
OTHER ASSETS
     Cash value of officers' life insurance -- Note 3..........        19,903         703,113
                                                                  -----------     -----------
          TOTAL ASSETS.........................................   $32,812,986     $32,074,862
                                                                  ===========     ===========

                                               FRIEDMAN INDUSTRIES, INCORPORATED

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           MARCH 31
                                                                  ---------------------------
                                                                     1996            1995
                                                                  -----------     -----------
CURRENT LIABILITIES
     Accounts payable and accrued expenses.....................   $ 4,739,206     $ 4,270,809
     Current portion of long-term debt -- Note 3...............       800,000         800,000
     Dividends payable.........................................       291,709         277,742
     Income taxes payable......................................        53,047          14,658
     Contribution to profit-sharing plan -- Note 5.............       216,000         200,000
     Employee compensation and related expenses................       310,565         253,125
                                                                  -----------     -----------
          TOTAL CURRENT LIABILITIES............................     6,410,527       5,816,334
LONG-TERM DEBT, less current portion -- Note 3.................     5,400,000       7,000,000
DEFERRED INCOME TAXES -- Note 4................................       460,523         422,747
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS --
  Note 5.......................................................       113,000         113,000
STOCKHOLDERS' EQUITY -- Note 2
     Common Stock, par value $1 per share:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 5,834,195 in 1996
          and 5,554,858 in 1995................................     5,834,195       5,554,858
     Additional paid-in capital................................    21,444,360      20,571,057
     Retained earnings.........................................    (6,849,619)     (7,403,134)
                                                                  -----------     -----------
          TOTAL STOCKHOLDERS' EQUITY...........................    20,428,936      18,722,781
                                                                  -----------     -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........   $32,812,986     $32,074,862
                                                                  ===========     ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                              YEAR ENDED MARCH 31
                                                   ------------------------------------------
                                                       1996           1995           1994
                                                   ------------    -----------    -----------
Sales............................................  $106,849,181    $97,968,805    $70,908,065
Costs and expenses:
     Cost of products sold.......................    98,435,636     90,701,372     65,739,495
     Selling, general and administrative.........     3,567,785      3,227,646      2,693,918
     Interest....................................       617,629        399,098         94,719
                                                     ----------     ----------     ----------
                                                    102,621,050     94,328,116     68,528,132
                                                     ----------     ----------     ----------
                                                      4,228,131      3,640,689      2,379,933
Interest and other income........................        70,001         83,753         65,629
                                                     ----------     ----------     ----------
          EARNINGS BEFORE FEDERAL INCOME TAXES
            AND ACCOUNTING CHANGES...............     4,298,132      3,724,442      2,445,562
Federal income taxes:
     Current.....................................     1,423,588      1,186,466        774,949
     Deferred....................................        37,776         79,844         56,538
                                                     ----------     ----------     ----------
                                                      1,461,364      1,266,310        831,487
                                                     ----------     ----------     ----------
          EARNINGS BEFORE ACCOUNTING CHANGES.....     2,836,768      2,458,132      1,614,075
Cumulative effect of accounting changes --
  Notes 4 and 5..................................            --             --         77,000
                                                     ----------     ----------     ----------
          NET EARNINGS...........................  $  2,836,768    $ 2,458,132    $ 1,691,075
                                                     ==========     ==========     ==========
Average number of common shares outstanding......     6,125,905      6,124,231      6,121,637
                                                     ==========     ==========     ==========
Earnings per share:
     Before accounting changes...................  $        .46    $       .40    $       .27
     Cumulative effect of accounting changes.....            --             --            .01
                                                     ----------     ----------     ----------
          NET EARNINGS PER SHARE.................  $        .46    $       .40    $       .28
                                                     ==========     ==========     ==========

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                  ADDITIONAL
                                                      COMMON        PAID-IN       RETAINED
                                                      STOCK         CAPITAL       EARNINGS
                                                    ----------    -----------    -----------
Balance at March 31, 1993.........................  $5,035,907    $19,172,805    $(7,680,169)
Net earnings......................................          --             --      1,691,075
Exercise of stock options.........................       2,315          2,940             --
Stock dividend (5%)...............................     251,376        502,752       (755,441)
Cash dividends -- ($.13 per share)................          --             --       (793,223)
                                                    ----------    -----------    -----------
          BALANCE AT MARCH 31, 1994...............   5,289,598     19,678,497     (7,537,758)
Net earnings......................................          --             --      2,458,132
Exercise of stock options.........................       1,216          1,411             --
Stock dividend (5%)...............................     264,044        891,149     (1,157,100)
Cash dividends -- ($.19 per share)................          --             --     (1,166,408)
                                                    ----------    -----------    -----------
          BALANCE AT MARCH 31, 1995...............   5,554,858     20,571,057     (7,403,134)
Net earnings......................................          --             --      2,836,768
Issuance of Director's shares.....................       2,000          6,625             --
Stock dividend (5%)...............................     277,337        866,678     (1,145,690)
Cash dividends -- ($.19 per share)................          --             --     (1,137,563)
                                                    ----------    -----------    -----------
          BALANCE AT MARCH 31, 1996...............  $5,834,195    $21,444,360    $(6,849,619)
                                                    ==========    ============   ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED MARCH 31
                                                         ------------------------------------
                                                            1996         1995         1994
                                                         ----------   ----------   ----------
OPERATING ACTIVITIES
     Net earnings......................................  $2,836,768   $2,458,132   $1,691,075
     Adjustments to reconcile net earnings to cash
       provided by (used in) operating activities:
          Depreciation.................................     616,991      575,336      362,715
          Director's shares issued.....................       8,625           --           --
          Provision for losses on accounts
            receivable.................................       9,500       13,645        1,812
          Provision for deferred taxes.................      37,776       79,844       56,538
          Cumulative effect of accounting changes......          --           --      (77,000)
     Decrease (increase) in operating assets:
          Accounts receivable..........................    (762,068)    (993,999)  (2,190,801)
          Inventories..................................    (832,851)  (3,699,588)  (3,278,681)
          Other........................................     (52,007)      71,906      183,164
     Increase (decrease) in operating liabilities:
          Accounts payable and accrued expenses........     468,397     (479,001)   1,890,870
          Contribution to profit-sharing plan..........      16,000       20,000       28,000
          Employee compensation and related expenses...      57,440       60,376       85,271
          Postretirement benefit other than pensions...          --       36,000       27,000
          Federal income taxes payable.................      38,389       14,658           --
                                                         -----------  -----------  -----------
          Net cash provided by (used in) operating
            activities.................................   2,442,960   (1,842,691)  (1,220,037)
INVESTING ACTIVITIES
     Purchase of property, plant and equipment.........    (470,210)    (470,612)  (2,529,888)
     Decrease (increase) in cash value of officers'
       life insurance..................................     683,210      (69,206)     (54,295)
     Other.............................................          --       16,315           --
                                                         -----------  -----------  -----------
     Net cash provided by (used in) investing
       activities......................................     213,000     (523,503)  (2,584,183)
FINANCING ACTIVITIES
     Cash dividends paid...............................  (1,123,596)  (1,097,661)    (732,716)
     Proceeds from borrowings of long-term debt........          --    4,000,000    4,000,000
     Principal payments on long-term debt..............  (1,600,000)    (200,000)    (280,000)
     Cash paid on fractional shares from stock
       dividend........................................      (1,675)      (1,907)      (1,313)
     Proceeds from issuing stock under employee
       plans...........................................          --           --        5,255
                                                         -----------  -----------  -----------
          Net cash provided by (used in) financing
            activities.................................  (2,725,271)   2,700,432    2,991,226
                                                         -----------  -----------  -----------
          Increase (decrease) in cash and cash
            equivalents................................     (69,311)     334,238     (812,994)
     Cash and cash equivalents at beginning of year....     664,527      330,289    1,143,283
                                                         -----------  -----------  -----------
          Cash and cash equivalents at end of year.....  $  595,216   $  664,527   $  330,289
                                                         ===========  ===========  ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 1996

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

     INVENTORIES:  The following is a summary of inventory by product group:

                                                                       MARCH 31
                                                              ---------------------------
                                                                 1996            1995
                                                              -----------     -----------
    Coil...................................................   $ 7,033,949     $ 5,870,349
    Tubular................................................    10,357,676      10,688,425
                                                              -----------     -----------
                                                              $17,391,625     $16,558,774
                                                              ===========     ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out (LIFO) method. Cost for tubular inventories is determined using the first-in, first-out (FIFO) method. At March 31, 1996 and 1995, the current replacement cost of LIFO inventories exceeded their LIFO value by approximately $2,857,000 and $4,123,000, respectively.

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

     All applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 24, 1996.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $679,000 in 1996, $373,000 in 1995 and $81,000 in 1994. The
Company paid income taxes, net of refunds, of approximately $1,385,000 in 1996, $1,130,000 in 1995 and $660,000 in 1994.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments approximate fair value.

     PENDING ACCOUNTING POLICY CHANGES: In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation". Under the provisions of FASB 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

                                               FRIEDMAN INDUSTRIES, INCORPORATED

Employees". FASB 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company's required adoption date for FASB 123 is April 1, 1996. Presently, the Company anticipates continuing to account for stock-based compensation using APB 25.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC") supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS and by providing tubular processing services for LSS. Total sales to LSS were approximately $15.6 million, $10.4 million, and $11.8 million in 1996, 1995 and 1994, respectively. Loss of this mill as a customer could have a material adverse effect on the Company's business.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 Incentive Stock Option Plan, incentive options were granted to certain officers and key employees to purchase Common Stock of the Company. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                            1996                    1995                  1994
                                                    ---------------------     -----------------     -----------------
                                                                 OPTION                  OPTION                OPTION
                                                    SHARES       PRICE        SHARES     PRICE      SHARES     PRICE
                                                    ------     ----------     ------     ------     ------     ------
Outstanding at beginning of year................    81,744     $     1.96     83,085     $1.96      87,106     $1.96
GRANTED.........................................    10,500           3.57        --         --         --         --
CANCELED........................................       --              --        --         --      (1,341)     1.96
EXERCISED.......................................       --              --     (1,341)     1.96      (2,680)     1.96
                                                    ------                    ------                -------
OUTSTANDING AT END OF YEAR (ALL OF WHICH ARE
  EXERCISABLE)..................................    92,244     $1.96-3.57     81,744     $1.96      83,085     $1.96
                                                    ======                    ======                =======

     Pursuant to the terms of the plan, 104,748 additional options may be granted. The exercise price of all previously granted options equaled or exceeded the fair market price of the Common Stock on the date of grant. No charges to earnings have been made as a result of granting or exercising options.

     The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The Stock may be issued in one or more series; and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock.

3. LONG-TERM DEBT

     The Company's long-term debt consists of a term note payable and borrowings under a line of credit. The term note payable of $2,200,000 and $3,800,000 at March 31, 1996 and 1995, respectively, bears an interest rate equal to the lending bank's floating prime rate. Principal payments in the amount of $200,000 plus interest are to be made quarterly through December 1, 1998. Borrowings under the line of credit were $4,000,000 at March 31, 1996 and 1995. The line of credit facility provides for borrowings of up to $8,000,000, is unsecured, bears interest at a maximum of the bank's floating prime rate, and expires on April 1, 1998. There are no commitment fees or compensating balance requirements under this facility. The annual principal payments required on long-term debt during the next three fiscal years are as follows: 1997 -- $800,000; 1998 -- $800,000; 1999 -- $4,600,000. There are no principal payments due in the fiscal years 2000 and 2001.

FRIEDMAN INDUSTRIES, INCORPORATED

     In July 1995, the Company borrowed $708,168 at an average interest rate of 7.95% against the cash surrender value of officers' life insurance policies (the "borrowings"). The borrowings do not require specific repayment terms except that in case of a death, the borrowings will be deducted from the proceeds of the life insurance policy. The proceeds of the borrowings were used to reduce the term note.

4. INCOME TAXES

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

                                                                       MARCH 31
                                                                 --------------------
                                                                   1996        1995
                                                                 --------    --------
        DEFERRED TAX LIABILITY:
          Depreciation........................................   $553,401    $520,490
        DEFERRED TAX ASSETS:
          Inventory capitalization............................     52,488      53,738
          Postretirement benefits other than pensions.........     38,420      38,420
          Other...............................................      1,970       5,585
                                                                 --------    --------
        Total deferred tax assets.............................     92,878      97,743
                                                                 --------    --------
        Net deferred tax liability............................   $460,523    $422,747
                                                                 =========   =========

5. PROFIT-SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined-contribution plan ("Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $216,000 for the year ended March 31, 1996, $200,000 for the year ended March 31, 1995 and $180,000 for the year ended March 31, 1994. Contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at 65 or older are eligible. Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards 106, "Employers Accounting for Postretirement Benefits Other than Pensions," which provides that the Company follow an accrual method of accounting for the postretirement benefits other than pensions. Such benefits, in prior years, were accounted for on a pay-as-you-go basis. The Company elected to immediately recognize as a charge to 1994 earnings the cumulative effect of the change in accounting for postretirement benefits of $33,000 ($50,000 liability net of a deferred tax asset of $17,000). The $50,000 liability represents the accumulated postretirement benefit obligation existing at adoption. The Company has not funded the cost of the postretirement health care plan.

6. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company there are two product groups: coil processing (steel sheet and plate) and tubular products. Coil

                                               FRIEDMAN INDUSTRIES, INCORPORATED
processing converts steel coils into flat sheet and plate steel cut to customer specifications. Through its Texas Tubular operation, the Company purchases, processes, manufactures and markets tubular products. This operation processes its own tubular products and processes pipe on a fee basis for LSS.

     The following is a summary of significant financial information relating to the product groups:

                                                               YEAR ENDED MARCH 31
                                                   --------------------------------------------
                                                       1996            1995            1994
                                                   ------------     -----------     -----------
NET SALES:
  Coil processing...............................   $ 63,811,709     $64,138,520     $42,921,520
  Tubular products..............................     43,037,472      33,830,285      27,986,545
                                                   ------------     -----------     -----------
          TOTAL NET SALES.......................   $106,849,181     $97,968,805     $70,908,065
                                                   ============     ===========     ===========
OPERATING PROFIT (LOSS):
  Coil processing...............................   $  1,856,750     $ 1,975,775     $ 1,069,349
  Tubular products..............................      4,218,560       3,147,319       2,315,254
                                                   ------------     -----------     -----------
          TOTAL OPERATING PROFIT................      6,075,310       5,123,094       3,384,603
  Corporate expenses............................     (1,229,550)     (1,083,307)       (909,951)
  Interest expense..............................       (617,629)       (399,098)        (94,719)
  Interest and other income.....................         70,001          83,753          65,629
                                                   ------------     -----------     -----------
          TOTAL EARNINGS BEFORE TAXES...........   $  4,298,132     $ 3,724,442     $ 2,445,562
                                                   ============     ===========     ===========
IDENTIFIABLE ASSETS:
  Coil processing...............................   $ 15,132,983     $14,312,010     $13,290,525
  Tubular products..............................     16,998,998      16,309,266      12,749,723
                                                   ------------     -----------     -----------
                                                     32,131,981      30,621,276      26,040,248
  General corporate assets......................        681,005       1,453,586       1,144,173
                                                   ------------     -----------     -----------
          TOTAL ASSETS..........................   $ 32,812,986     $32,074,862     $27,184,421
                                                   ============     ===========     ===========
DEPRECIATION:
  Coil processing...............................   $    310,840     $   287,308     $   108,823
  Tubular products..............................        299,714         280,982         250,131
  Corporate and other...........................          6,437           7,046           3,761
                                                   ------------     -----------     -----------
                                                   $    616,991     $   575,336     $   362,715
                                                   ============     ===========     ===========
CAPITAL EXPENDITURES:
  Coil processing...............................   $    108,765     $   298,832     $ 2,336,292
  Tubular products..............................        359,737         167,293         169,468
  Corporate assets..............................          1,708           4,487          24,128
                                                   ------------     -----------     -----------
                                                   $    470,210     $   470,612     $ 2,529,888
                                                   ============     ===========     ===========

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense and interest and other income. Corporate assets consist primarily of cash and cash equivalents and the cash value of officers' life insurance. There are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED

7. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 1996 and 1995 (per share amounts have been adjusted for subsequent stock dividends):

                                                     Quarter Ended
                             -------------------------------------------------------------
                               June 30       September 30     December 31       March 31
                                1995             1995             1995            1996
                             -----------     ------------     ------------     -----------
Net sales................... $28,752,665     $26,208,387      $25,559,420      $26,328,709
Gross profit................   2,266,467       1,775,268        2,033,081        2,338,729
Net earnings................     783,214         554,018          684,456          815,080
Net earnings per share......         .13             .09              .11              .13

                                                     Quarter Ended
                             -------------------------------------------------------------
                               June 30       September 30     December 31       March 31
                                1994             1994             1994            1995
                             -----------     ------------     ------------     -----------
Net sales................... $22,998,712     $24,651,141      $24,228,187      $26,090,765
Gross profit................   1,514,769       1,797,633        1,941,393        2,013,638
Net earnings................     423,618         612,586          719,840          702,088
Net earnings per share......         .07             .10              .12              .11

8. CONCENTRATION OF RECEIVABLES

     The Company's sales are concentrated primarily in the midwestern, southwestern and southeastern sections of the United States and are principally to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral. Generally, receivables are due within 30 days.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                           /s/ ERNST & YOUNG LLP

May 28, 1996
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                        YEAR ENDED MARCH 31
                                         ---------------------------------------------------------------------------------
                                             1996              1995             1994             1993             1992
                                         -------------     ------------     ------------     ------------     ------------
Net sales.............................   $ 106,849,181     $ 97,968,805     $ 70,908,065     $ 56,230,967     $ 42,609,330
Net earnings..........................       2,836,768        2,458,132        1,691,075(A)       806,272          483,720
Total assets..........................      32,812,986       32,074,862       27,184,421       20,491,441       19,619,875
Long-term debt........................       5,400,000        7,000,000        3,800,000               --          280,000
Stockholders' equity..................      20,428,936       18,722,781       17,430,337       16,528,543       16,277,792
Net earnings per share................            0.46             0.40             0.28(A)          0.13             0.08
Cash dividends declared per share
  adjusted for stock dividends........            0.19             0.19             0.13             0.09             0.08

(A) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 1996 compared to year ended March 31, 1995

     During the year ended March 31, 1996, sales, cost of products sold and gross profit increased $8,880,376, $7,734,264 and $1,146,112, respectively, from the comparable amounts recorded during the year ended March 31, 1995. The sales increase was primarily related to the Company's tubular operations which benefited from stronger market conditions for its products and recorded a substantial increase in volume. The increase in cost of products sold primarily resulted from the increase in sales noted above. Gross profit increased as a result of the increase in sales combined with an improved margin rate. Margins earned on sales increased from 7.4% in 1995 to 7.9% in 1996. This improvement was primarily related to tubular operations which benefited from both stronger market conditions for its products and efficiencies associated with increased production.

     Selling, general and administrative expenses increased $340,139 from the amount recorded during fiscal 1995. This increase primarily resulted from increases in variable expenses which were associated with increased volume and earnings.

     Interest expense increased $218,531 from the comparable amount recorded in fiscal 1995. This increase was primarily related to interest paid on borrowings under the Company's bank line of credit which were outstanding twelve months in fiscal 1996 compared to approximately four months in fiscal 1995. Borrowings under this line of credit were used to support working capital.

     Federal income taxes increased $195,054 from the amount recorded in fiscal 1995. This increase was related to the increase in earnings before taxes as the effective tax rates were the same for both years.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     Federal income taxes increased $434,823 from the amount recorded during fiscal 1994. This increase was related to increased earnings before taxes as the effective tax rates were the same for both years.

     During fiscal 1994, the Company was required to adopt Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions". The cumulative effect of these accounting changes, net of tax, was to increase net income $77,000. See also Notes 4 and 5 to the financial statements appearing herein.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     At March 31, 1996, the Company maintained a strong, liquid position as evidenced by a debt to equity ratio of .26 and by a current ratio of 4.3. In December 1993, the Company borrowed $4,000,000 from a bank to support the construction and operation of its new steel processing facility located in Hickman, Arkansas. This note is a five year term note that bears interest at the bank's floating prime rate and requires quarterly principal payments of $200,000 plus interest through December 1, 1998. The Company has available a line of credit facility with a bank, which provides for borrowings up to $8,000,000, is unsecured, bears interest at the maximum of the bank's floating prime rate and expires on April 1, 1998. At March 31, 1996, the Company had borrowed $4,000,000 under this facility to support working capital. The Company believes that its cash flow from operations and borrowing capability under its line of credit facility are adequate to fund its expected cash requirements for the year ending March 31, 1997.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                             YEAR ENDED MARCH 31
                                             ------------------------------------------------------------------------------------
                                                 1996          1995          1994            1993          1992          1991
                                             ------------   -----------   -----------     -----------   -----------   -----------
Net sales..................................  $106,849,181   $97,968,805   $70,908,065     $56,230,967   $42,609,330   $50,264,851
Earnings...................................  $  2,836,768   $ 2,458,132   $ 1,691,075(1)  $   806,272   $   483,720   $   866,259
Current assets.............................  $ 27,524,670   $25,956,555   $21,014,281     $16,542,769   $15,537,203   $16,826,544
Current liabilities........................  $  6,410,527   $ 5,816,334   $ 5,534,143     $ 3,549,495   $ 2,849,637   $ 2,501,178
Net working capital........................  $ 21,114,143   $20,140,221   $15,480,138     $12,993,274   $12,687,566   $14,325,366
Total assets...............................  $ 32,812,986   $32,074,862   $27,184,421     $20,491,441   $19,619,875   $20,936,487
Stockholders' equity.......................  $ 20,428,936   $18,722,781   $17,430,337     $16,528,543   $16,277,792   $16,274,914
Earnings as a percent of
    Net sales..............................           2.7           2.5           2.4             1.4           1.1           1.7
    Stockholders' equity...................          13.9          13.1           9.7             4.9           3.0           5.3
Average number of common and
  common equivalent shares(3)..............     6,125,905     6,124,231     6,121,637       6,121,176     6,121,176     6,121,176
Per share
  Earnings from operations(3)..............        $ 0.46        $ 0.40        $ 0.28(1)       $ 0.13        $ 0.08        $ 0.14
  Stockholders' equity(3)..................        $ 3.33        $ 3.06        $ 2.85          $ 2.70        $ 2.66        $ 2.66
Cash dividends per common
  share(3).................................        $ 0.19        $ 0.19        $ 0.13          $ 0.09        $ 0.08        $ 0.13
Stock dividend declared....................            5%            5%            5%              5%            5%            5%

                                                               YEAR ENDED MARCH 31
                                             -------------------------------------------------------
                                                1990          1989            1988          1987
                                             -----------   -----------     -----------   -----------
Net sales..................................  $50,043,949   $53,499,476     $59,255,966   $46,984,967
Earnings...................................  $ 1,560,701   $ 1,830,861(2)  $ 3,449,368   $ 1,924,726
Current assets.............................  $16,731,964   $19,592,919     $18,110,425   $36,043,350
Current liabilities........................  $ 1,783,375   $ 4,695,397     $ 3,514,402   $ 2,980,992
Net working capital........................  $14,948,589   $14,897,522     $14,596,023   $33,062,358
Total assets...............................  $19,042,527   $21,803,286     $20,498,322   $38,519,625
Stockholders' equity.......................  $16,186,557   $15,715,223     $15,288,709   $33,529,670
Earnings as a percent of
    Net sales..............................          3.1           3.4             5.8           4.1
    Stockholders' equity...................          9.6          11.7            22.6           5.7
Average number of common and
  common equivalent shares(3)..............    6,121,176     6,029,248       5,988,153     5,961,312
Per share
  Earnings from operations(3)..............       $ 0.25        $ 0.30(2)       $ 0.58        $ 0.32
  Stockholders' equity(3)..................       $ 2.64        $ 2.61          $ 2.55        $ 5.62
Cash dividends per common
  share(3).................................       $ 0.18        $ 0.27          $ 3.64        $ 0.17
Stock dividend declared....................           5%            5%             10%            --

- ------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Includes an after-tax loss of $544,500 ($0.09 per share) due to an extraordinary item.

(3) Adjusted for stock dividends.