Form 10-K405, Exhibit 13
period 1997-03-31
FRIEDMAN INDUSTRIES INC
filed 1997-07-01
CIK 39092

                                    FRIEDMAN
                                  INDUSTRIES,
                                  INCORPORATED

                                      1997
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

--------------------------------------------------------------------------------


                              FINANCIAL HIGHLIGHTS

                                                        1997             1996
                                                    ------------     ------------
         Net sales................................  $119,920,966     $106,849,181
         Net earnings.............................    $3,630,071       $2,836,768
         Net earnings per share*..................         $0.56            $0.44
         Cash dividends per share*................         $0.21            $0.18
         Stock dividend...........................             5%               5%
         Stockholders' equity.....................   $22,781,959      $20,428,936
         Stockholders' equity per share*..........         $3.52            $3.18
         Working capital..........................   $23,184,488      $21,114,143

         * Adjusted for stock dividends.

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     The Company is pleased to report record sales of approximately $120,000,000 in fiscal 1997. As can be seen in the above highlights, both sales and earnings in fiscal 1997 improved from the respective amounts recorded during fiscal 1996. These improvements were primarily related to the Company's tubular operations which benefited from stronger demand in fiscal 1997 and from efficiencies associated with increased production.

     In fiscal 1998, the Company intends to install a 2-Hi rolling mill at the Arkansas coil processing facility. This rolling mill will be capable of processing steel up to 74 inches in width and up to 1/2 inch in thickness in a coil-to-coil mode or directly from coil to cut-to-length processing.

     You are invited to attend the Annual Meeting of Shareholders to be held on August 22, 1997. The meeting is scheduled for 11 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

Ted Henderson
Vice President

Dale Ray
Vice President

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

Charles W. Hall
Partner, Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Henry Spira
Retired; Former Vice President,
Friedman Industries, Incorporated
Houston, Texas

Kirk K. Weaver
President,
Parkans International, L.L.C.
(recycling services),
Houston, Texas;
Chairman of the Board and
Chief Executive Officer,
LTI Technologies, Inc.
(technical services)
Houston, Texas

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

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
730 at May 23, 1997

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 1997 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

     Friedman Industries, Incorporated is in the steel processing and distribution business. The Company has two product groups: coil processing (steel sheet and plate) and tubular products.

     At its facilities in Lone Star, Texas, Houston, Texas and Hickman, Arkansas, the Company processes semi-finished, hot-rolled steel coils into flat, finished sheet and plate, and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. The Company purchases a substantial amount of its annual coil tonnage from Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC"). Loss of LSS or NSC as a source of coil supply could have a material adverse effect on the Company's business.

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 420 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, markets and processes pipe. In addition, this division manufactures pipe of which a substantial amount is sold to LSS. Pipe is sold nationally to approximately 330 customers. The Company processes its own tubular products and processes pipe for LSS on a fee basis. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 6 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                              FISCAL YEAR 1997         FISCAL YEAR 1996
                                                              -----------------        -----------------
                                                              HIGH         LOW         HIGH         LOW
                                                              ----        -----        ----        -----
First Quarter...............................................  4 3/4       3 7/8        4 7/8       3 3/4
Second Quarter..............................................  5           4 3/16       4 5/8       3 3/4
Third Quarter...............................................  6 5/8       4 1/2        4 7/16      3 9/16
Fourth Quarter..............................................  6           5 1/4        4           3 7/16

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                              FISCAL YEAR 1997          FISCAL YEAR 1996
                                                              -----------------        ------------------
                                                              CASH        STOCK        CASH         STOCK
                                                              ----        -----        ----         -----
First Quarter...............................................  $.05                     $ .05
Second Quarter..............................................  $.05                     $ .05
Third Quarter...............................................  $.06                     $.045
Fourth Quarter..............................................  $.06          5%         $ .05         5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                       March 31
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $   168,245    $   595,216
     Accounts receivable, less allowance for doubtful
       accounts of $7,276 in 1997 and $5,794 in 1996........   11,902,925      9,423,204
     Inventories............................................   21,203,665     17,391,625
     Other..................................................       82,325        114,625
                                                              -----------    -----------
          TOTAL CURRENT ASSETS..............................   33,357,160     27,524,670
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................      198,021        198,021
     Buildings and yard improvements........................    2,695,913      2,687,730
     Machinery and equipment................................   11,724,974     11,699,234
     Less accumulated depreciation..........................   (9,909,444)    (9,316,572)
                                                              -----------    -----------
                                                                4,709,464      5,268,413
OTHER ASSETS:
     Cash value of officers' life insurance(Note 3).........       50,567         19,903
                                                              -----------    -----------
          TOTAL ASSETS......................................  $38,117,191    $32,812,986
                                                              ===========    ===========

                                               FRIEDMAN INDUSTRIES, INCORPORATED

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       March 31
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $ 8,112,096    $ 4,739,206
     Current portion of long-term debt (Note 3).............      800,000        800,000
     Dividends payable......................................      369,715        291,709
     Income taxes payable...................................      256,434         53,047
     Contribution to profit-sharing plan (Note 5)...........      242,000        216,000
     Employee compensation and related expenses.............      392,427        310,565
                                                              -----------    -----------
          TOTAL CURRENT LIABILITIES.........................   10,172,672      6,410,527
LONG-TERM DEBT, less current portion (Note 3)...............    4,600,000      5,400,000
DEFERRED INCOME TAXES (Note 4)..............................      449,560        460,523
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Note 5)........      113,000        113,000
STOCKHOLDERS' EQUITY (Note 2):
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 6,161,994 in 1997
          and 5,834,195 in 1996.............................    6,161,994      5,834,195
     Additional paid-in capital.............................   22,377,246     21,444,360
     Retained earnings......................................   (5,757,281)    (6,849,619)
                                                              -----------    -----------
          TOTAL STOCKHOLDERS' EQUITY........................   22,781,959     20,428,936
                                                              -----------    -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $38,117,191    $32,812,986
                                                              ===========    ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                             Year Ended March 31
                                                  -----------------------------------------
                                                      1997           1996          1995
                                                  ------------   ------------   -----------
Sales...........................................  $119,920,966   $106,849,181   $97,968,805
Costs and expenses:
     Cost of products sold......................   109,801,719     98,435,636    90,701,372
     Selling, general and administrative........     4,196,358      3,567,785     3,227,646
     Interest expense...........................       509,275        617,629       399,098
                                                  ------------   ------------   -----------
                                                   114,507,352    102,621,050    94,328,116
                                                  ------------   ------------   -----------
                                                     5,413,614      4,228,131     3,640,689
Interest and other income.......................        86,493         70,001        83,753
                                                  ------------   ------------   -----------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES...............................     5,500,107      4,298,132     3,724,442
Federal income taxes:
     Current....................................     1,880,999      1,423,588     1,186,466
     Deferred...................................       (10,963)        37,776        79,844
                                                  ------------   ------------   -----------
                                                     1,870,036      1,461,364     1,266,310
                                                  ------------   ------------   -----------
          NET EARNINGS..........................  $  3,630,071   $  2,836,768   $ 2,458,132
                                                  ============   ============   ===========
Average number of common shares outstanding.....     6,470,094      6,432,200     6,430,443
                                                  ============   ============   ===========
          NET EARNINGS PER SHARE................  $        .56   $        .44   $       .38
                                                  ============   ============   ===========

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL
                                                      COMMON       PAID-IN      RETAINED
                                                      STOCK        CAPITAL      EARNINGS
                                                    ----------   -----------   -----------
Balance at March 31, 1994.........................  $5,289,598   $19,678,497   $(7,537,758)
Net earnings......................................          --            --     2,458,132
Exercise of stock options.........................       1,216         1,411            --
Stock dividend (5%)...............................     264,044       891,149    (1,157,100)
Cash dividends -- ($.18 per share)................          --            --    (1,166,408)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1995...............   5,554,858    20,571,057    (7,403,134)
Net earnings......................................          --            --     2,836,768
Issuance of Directors' shares.....................       2,000         6,625            --
Stock dividend (5%)...............................     277,337       866,678    (1,145,690)
Cash dividends -- ($.18 per share)................          --            --    (1,137,563)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1996...............   5,834,195    21,444,360    (6,849,619)
Net earnings......................................          --            --     3,630,071
Exercise of stock options.........................      34,482        33,103            --
Issuance of Directors' shares.....................       2,000         7,625            --
Stock dividend (5%)...............................     291,317       892,158    (1,185,068)
Cash dividends -- ($.21 per share)................          --            --    (1,352,665)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1997...............  $6,161,994   $22,377,246   $(5,757,281)
                                                    ==========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Year Ended March 31
                                          ---------------------------------------
                                             1997          1996          1995
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 3,630,071   $ 2,836,768   $ 2,458,132
     Adjustments to reconcile net
       earnings to cash provided by
       (used in) operating activities:
          Depreciation..................      645,591       616,991       575,336
          Directors' shares issued......        9,625         8,625            --
          Provision for losses on
            accounts receivable.........        5,000         9,500        13,645
          Provision for deferred
            taxes.......................      (10,963)       37,776        79,844
     (Increase) decrease in operating
       assets:
          Accounts receivable...........   (2,484,721)     (762,068)     (993,999)
          Inventories...................   (3,812,040)     (832,851)   (3,699,588)
          Other.........................       32,300       (52,007)       71,906
     Increase (decrease) in operating
       liabilities:
          Accounts payable and accrued
            expenses....................    3,372,890       468,397      (479,001)
          Contribution to profit-sharing
            plan........................       26,000        16,000        20,000
          Employee compensation and
            related expenses............       81,862        57,440        60,376
          Postretirement benefit other
            than pensions...............           --            --        36,000
          Federal income taxes
            payable.....................      203,387        38,389        14,658
                                          -----------   -----------   -----------
          Net cash provided by (used in)
            operating activities........    1,699,002     2,442,960    (1,842,691)
INVESTING ACTIVITIES
     Purchase of property, plant and
       equipment........................      (86,642)     (470,210)     (470,612)
     (Increase) decrease in cash value
       of officers' life insurance......      (30,664)      683,210       (69,206)
     Other..............................           --            --        16,315
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            investing activities........     (117,306)      213,000      (523,503)
FINANCING ACTIVITIES
     Cash dividends paid................   (1,274,659)   (1,123,596)   (1,097,661)
     Proceeds from borrowings of
       long-term debt...................           --            --     4,000,000
     Principal payments on long-term
       debt.............................     (800,000)   (1,600,000)     (200,000)
     Cash paid on fractional shares from
       stock dividend...................       (1,593)       (1,675)       (1,907)
     Cash received from exercised stock
       options..........................       67,585            --            --
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            financing activities........   (2,008,667)   (2,725,271)    2,700,432
                                          -----------   -----------   -----------
          (Decrease) increase in cash
            and cash equivalents........     (426,971)      (69,311)      334,238
     Cash and cash equivalents at
       beginning of year................      595,216       664,527       330,289
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $   168,245   $   595,216   $   664,527
                                          ===========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 1997

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

     INVENTORIES:  The following is a summary of inventory by product group:

                                                                  MARCH 31
                                                         --------------------------
                                                            1997           1996
                                                         -----------    -----------
Coil...................................................  $ 8,900,962    $ 7,033,949
Tubular................................................   12,302,703     10,357,676
                                                         -----------    -----------
                                                         $21,203,665    $17,391,625
                                                         ===========    ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out ("FIFO") method. At March 31, 1997 and 1996, the current replacement cost of LIFO inventories exceeded their LIFO value by approximately $3,072,000 and $2,857,000, respectively.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is calculated principally by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common shares outstanding. Stock options are not included in the computation of the weighted average number of common shares outstanding, since their effect is not significant. Fully diluted earnings per share are not presented because they are not materially dilutive.

     All applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 23, 1997.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $508,000 in 1997, $679,000 in 1996 and $373,000 in 1995. The
Company paid income taxes, net of refunds, of $1,678,000 in 1997, $1,385,000 in 1996 and $1,130,000 in 1995.

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

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC") supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS and by providing tubular processing services for LSS. Total sales to LSS were approximately $17.8 million,

                                               FRIEDMAN INDUSTRIES, INCORPORATED

$15.6 million and $10.4 million in 1997, 1996 and 1995, respectively. Loss of this mill as a customer could have a material adverse effect on the Company's business.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase Common Stock of the Company. Pursuant to the terms of the plans, 52,248 additional options may be granted. All options have 10-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                    1997                   1996                   1995
                                            --------------------    -------------------    -------------------
                                                       WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                        AVERAGE                AVERAGE                AVERAGE
                                                       EXERCISE               EXERCISE               EXERCISE
                                            SHARES       PRICE      SHARES      PRICE      SHARES      PRICE
                                            -------    ---------    ------    ---------    ------    ---------
Outstanding at beginning of year........     96,857      $2.04      85,832      $1.87      87,240      $1.87
GRANTED.................................    320,237       4.73      11,025       3.40         --
EXERCISED...............................    (36,206)      1.87         --                  (1,408)      1.87
                                            -------                 ------                 ------
OUTSTANDING AT END OF YEAR..............    380,888       4.32*     96,857       2.04      85,832       1.87
                                            =======                 ======                 ======
EXERCISABLE AT END OF YEAR..............    170,636       3.10      96,857       2.04      85,832       1.87
WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS
  GRANTED DURING THE YEAR...............      $1.11                 $0.80

* Range of $1.87 to $5.30 per share and a weighted average remaining life of 8.7 years

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), in accounting for its employee stock options. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, the effect would be a 6% reduction in net earnings and earnings per share for 1997 and no effect for 1996 and 1995. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.5%; a dividend yield of 3.8%; volatility factor of the expected market price of the Company's common stock of .28; and a weighted-average expected life of the option of 4 years.

     The Company has 1,000,000 authorized shares of the Cumulative Preferred Stock with a par value of $1 per share. The Stock may be issued in one or more series; and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations, and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock.

3. LONG-TERM DEBT

     The Company's long-term debt consists of a term note payable and borrowings under a line of credit. The term note payable of $1,400,000 and $2,200,000 at March 31, 1997 and 1996, respectively, bears an interest rate equal to the lending bank's prime rate. Principal payments in the amount of $200,000 plus interest are made quarterly through December 1, 1999. Borrowings under the line of credit were $4,000,000 at March 31, 1997 and 1996. The line of credit facility provides borrowings of up to $8,000,000, is unsecured, bears interest at a maximum rate of the bank's prime rate, and expires on April 1, 2000. There are no commitment fees or compensating balance requirements under this arrangement. The annual principal payments required on long-term debt during the next five years are as follows: 1998 -- $800,000; 1999 -- $600,000; and 2001 --
$4,000,000.

FRIEDMAN INDUSTRIES, INCORPORATED

     In July 1995, the Company borrowed $708,168 at an average interest rate of 6.9% against the cash surrender value of officers' life insurance policies (the "borrowings"). The borrowings do not require specific repayment terms except that in case of a death, that portion of the borrowings related to the death will be deducted from the proceeds of the life insurance policy. The proceeds of the borrowings were used to reduce the term note.

4. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's consolidated deferred tax assets and liability are as follows:

                                                             MARCH 31
                                                        -------------------
                                                          1997       1996
                                                        --------   --------
DEFERRED TAX LIABILITY:
  Depreciation........................................  $558,624   $553,401
DEFERRED TAX ASSETS:
  Inventory capitalization............................    62,517     52,488
  Postretirement benefits other than pensions.........    38,420     38,420
  Other...............................................     8,127      1,970
                                                        --------   --------
Total deferred tax assets.............................   109,064     92,878
                                                        --------   --------
Net deferred tax liability............................  $449,560   $460,523
                                                        ========   ========

5. PROFIT-SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $242,000 for the year ended March 31, 1997, $216,000 for the year ended March 31, 1996, and $200,000 for the year ended March 31, 1995. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

6. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company there are two product groups, coil processing (steel sheet and plate) and tubular products. Coil processing converts steel coils into flat sheet and plate steel cut to customer specifications. Through its Texas Tubular operation, the Company purchases, processes, manufactures and markets tubular products. This operation processes its own tubular products and processes pipe on a fee basis for LSS.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     The following is a summary of significant financial information relating to the product groups:

                                                     YEAR ENDED MARCH 31
                                          -----------------------------------------
                                              1997           1996          1995
                                          ------------   ------------   -----------
NET SALES:
  Coil processing.......................  $ 66,979,133   $ 63,811,709   $64,138,520
  Tubular...............................    52,941,833     43,037,472    33,830,285
                                          ------------   ------------   -----------
          TOTAL NET SALES...............  $119,920,966   $106,849,181   $97,968,805
                                          ============   ============   ===========
OPERATING PROFIT:
  Coil processing.......................  $  1,578,403   $  1,856,750   $ 1,975,775
  Tubular...............................     5,933,923      4,218,560     3,147,319
                                          ------------   ------------   -----------
          TOTAL OPERATING PROFIT........     7,512,326      6,075,310     5,123,094
  Corporate expenses....................    (1,589,437)    (1,229,550)   (1,083,307)
  Interest expense......................      (509,275)      (617,629)     (399,098)
  Interest and other income.............        86,493         70,001        83,753
                                          ------------   ------------   -----------
          TOTAL EARNINGS BEFORE TAXES...  $  5,500,107   $  4,298,132   $ 3,724,442
                                          ============   ============   ===========
IDENTIFIABLE ASSETS:
  Coil processing.......................  $ 18,345,255   $ 15,132,983   $14,312,010
  Tubular...............................    19,474,470     16,998,998    16,309,266
                                          ------------   ------------   -----------
                                            37,819,725     32,131,981    30,621,276
  General corporate assets..............       297,466        681,005     1,453,586
                                          ------------   ------------   -----------
          TOTAL ASSETS..................  $ 38,117,191   $ 32,812,986   $32,074,862
                                          ============   ============   ===========
DEPRECIATION:
  Coil processing.......................  $    316,714   $    310,840   $   287,308
  Tubular products......................       322,071        299,714       280,982
  Corporate and other...................         6,806          6,437         7,046
                                          ------------   ------------   -----------
                                          $    645,591   $    616,991   $   575,336
                                          ============   ============   ===========
CAPITAL EXPENDITURES:
  Coil processing.......................  $     16,895   $    108,765   $   298,832
  Tubular products......................        66,057        359,737       167,293
  Corporate assets......................         3,690          1,708         4,487
                                          ------------   ------------   -----------
                                          $     86,642   $    470,210   $   470,612
                                          ============   ============   ===========

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense, and interest and other income. Corporate assets consist primarily of cash and cash equivalents and cash value of officers' life insurance. There are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED

7. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 1997 and 1996 (per share amounts have been adjusted for subsequent stock dividends):

                                                                Quarter Ended
                                          ---------------------------------------------------------
                                            June 30      September 30    December 31     March 31
                                             1996            1996           1996           1997
                                          -----------    ------------    -----------    -----------
Net sales...............................  $28,751,479     $29,486,754    $28,468,809    $33,213,924
Gross profit............................    2,622,513      2,530,609      2,298,822       2,667,303
Net earnings............................      930,812        957,992        791,309         949,958
Net earnings per share..................         0.14           0.15           0.12            0.15

                                                                Quarter Ended
                                          ---------------------------------------------------------
                                            June 30      September 30    December 31     March 31
                                             1995            1995           1995           1996
                                          -----------    ------------    -----------    -----------
Net sales...............................  $28,752,665     $26,208,387    $25,559,420    $26,328,709
Gross profit............................    2,266,467      1,775,718      2,033,081       2,338,279
Net earnings............................      783,214        554,018        684,456         815,080
Net earnings per share(1)...............          .12            .09            .11             .13

(1) The sum of the quarterly net income per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

8. CONCENTRATION OF RECEIVABLES

     The Company's sales are concentrated primarily in the midwestern, southwestern and southeastern sections of the United States, and are principally to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial condition of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                           /s/ ERNST & YOUNG LLP

May 30, 1997
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                    YEAR ENDED MARCH 31
                                       ------------------------------------------------------------------------------
                                           1997             1996             1995            1994            1993
                                       -------------    -------------    ------------    ------------    ------------
Net sales............................  $ 119,920,966    $ 106,849,181    $ 97,968,805    $ 70,908,065    $ 56,230,967
Net earnings.........................      3,630,071        2,836,768       2,458,132       1,691,075(A)      806,272
Total assets.........................     38,117,191       32,812,986      32,074,862      27,184,421      20,491,441
Long-term debt.......................      4,600,000        5,400,000       7,000,000       3,800,000              --
Stockholders' equity.................     22,781,959       20,428,936      18,722,781      17,430,337      16,528,543
Net earnings per share...............           0.56             0.44            0.38            0.26(A)         0.13
Cash dividends declared per share
  adjusted for stock dividends.......           0.21             0.18            0.18            0.12            0.09

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

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 1997 compared to year ended March 31, 1996

     During the year ended March 31, 1997, sales, cost of products sold and gross profit increased $13,071,785, $11,366,083 and $1,705,702, respectively, from the comparable amounts recorded during the year ended March 31, 1996. Each of these increases was primarily related to the Company's tubular operations. Stronger demand for tubular products during fiscal 1997 supported improved sales and gross profit and contributed to a substantial increase in volume and production levels. Margins earned on sales increased from 7.9% in fiscal 1996 to 8.4% in fiscal 1997. This increase was primarily related to tubular operations which benefited from the above noted demand factor and from efficiencies related to increased production.

     Selling, general and administrative expenses increased $628,573 from the amount recorded during fiscal 1996. This increase was primarily related to variable expenses associated with volume and/or earnings such as employee incentive bonuses, commissions and supplies.

     Interest expense during fiscal 1997 declined $108,354 from the amount recorded during fiscal 1996. This decline was primarily related to a decline in interest rates paid on borrowed funds and reductions in long term debt in fiscal 1997.

     Interest and other income increased $16,492. This increase was primarily related to the sale of machinery and equipment during fiscal 1997.

     Federal income taxes increased $408,672 from the amount recorded in fiscal 1996. This increase was related to the increase in earnings before taxes as the effective tax rates were the same for both years.

Year ended March 31, 1996 compared to year ended March 31, 1995

     During the year ended March 31, 1996, sales, cost of products sold and gross profit increased $8,880,376, $7,734,264 and $1,146,112, respectively, from the comparable amounts recorded during the year ended March 31, 1995. The sales increase was primarily related to the Company's tubular operations which benefited from stronger market conditions for its products and recorded a substantial increase in volume. The increase in cost of products sold primarily resulted from the increase in sales noted above. Gross profit increased as a result of the increase in sales combined with an improved margin rate. Margins earned on sales increased from 7.4% in fiscal 1995 to 7.9% in fiscal 1996. This improvement was primarily related to tubular operations which benefited from both stronger market conditions for its products and efficiencies associated with increased production.

     Selling, general and administrative expenses increased $340,139 from the amount recorded during fiscal 1995. This increase primarily resulted from increases in variable expenses which were associated with increased volume and/or earnings.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     At March 31, 1997, the Company maintained a strong, liquid position as evidenced by a debt to equity ratio of .20 and by a current ratio of 3.3. In December 1993, the Company borrowed $4,000,000 from a bank to support the construction and operation of its new steel processing facility located in Hickman, Arkansas (the "Hickman Division"). This note is a five year term note that bears interest at the bank's floating prime rate and requires quarterly principal payments of $200,000 plus interest through December 1, 1998. The Company also has available a line of credit facility with a bank, which provides for borrowings up to $8,000,000, is unsecured, bears interest at a maximum rate of the bank's floating prime rate and expires on April 1, 2000. At March 31, 1997, the Company had a loan balance of $4,000,000 outstanding under this facility in support of working capital.

     During the year ended March 31, 1998, the Company expects to make capital improvements to the Hickman Division. For this purpose the Board of Directors has approved an expenditure of $3,500,000 and has authorized management to fund the expenditure with additional financing. The Company believes that its cash flow from operations and borrowing capability under its line of credit facility and subsequent borrowings related to the Hickman Division are adequate to fund its expected cash requirements for the year ending March 31, 1998.

FORWARD-LOOKING STATEMENTS

     From time to time, the company may make certain statements that contain "forward-looking" information as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity and product quality. When used in this Form 10-K, expressions such as "belief", "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of the Company's filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors including but not limited to, the success of the Company's capital improvements at the Hickman facility, changes in the demand and prices for the Company's products and changes in the demand for steel and steel products in general, and the Company's success in executing its internal operating plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                      YEAR ENDED MARCH 31
                                      ------------------------------------------------------------------------------------
                                          1997           1996          1995          1994           1993          1992
                                      ------------   ------------   -----------   -----------    -----------   -----------
Net sales...........................  $119,920,966   $106,849,181   $97,968,805   $70,908,065    $56,230,967   $42,609,330
Earnings............................  $  3,630,071   $  2,836,768   $ 2,458,132   $ 1,691,075(1) $   806,272   $   483,720
Current assets......................  $ 33,357,160   $ 27,524,670   $25,956,555   $21,014,281    $16,542,769   $15,537,203
Current liabilities.................  $ 10,172,672   $  6,410,527   $ 5,816,334   $ 5,534,143    $ 3,549,495   $ 2,849,637
Net working capital.................  $ 23,184,488   $ 21,114,143   $20,140,221   $15,480,138    $12,993,274   $12,687,566
Total assets........................  $ 38,117,191   $ 32,812,986   $32,074,862   $27,184,421    $20,491,441   $19,619,875
Stockholders' equity................  $ 22,781,959   $ 20,428,936   $18,722,781   $17,430,337    $16,528,543   $16,277,792
Earnings as a percent of
    Net sales.......................           3.0            2.7           2.5           2.4            1.4           1.1
    Stockholders' equity............          15.9           13.9          13.1           9.7            4.9           3.0
Average number of common and
  common equivalent shares(3).......     6,470,094      6,432,200     6,430,443     6,427,719      6,427,235     6,427,235
Per share
  Earnings from operations(3).......        $ 0.56         $ 0.44        $ 0.38        $ 0.26(1)      $ 0.13        $ 0.08
  Stockholders' equity(3)...........        $ 3.52         $ 3.18        $ 2.91        $ 2.71         $ 2.57        $ 2.53
Cash dividends per common
  share(3)..........................        $ 0.21         $ 0.18        $ 0.18        $ 0.12         $ 0.09        $ 0.07
Stock dividend declared.............            5%             5%            5%            5%             5%            5%

                                                       YEAR ENDED MARCH 31
                                      ------------------------------------------------------
                                         1991          1990          1989           1988
                                      -----------   -----------   -----------    -----------
Net sales...........................  $50,264,851   $50,043,949   $53,499,476    $59,255,966
Earnings............................  $   866,259   $ 1,560,701   $ 1,830,861(2) $ 3,449,368
Current assets......................  $16,826,544   $16,731,964   $19,592,919    $18,110,425
Current liabilities.................  $ 2,501,178   $ 1,783,375   $ 4,695,397    $ 3,514,402
Net working capital.................  $14,325,366   $14,948,589   $14,897,522    $14,596,023
Total assets........................  $20,936,487   $19,042,527   $21,803,286    $20,498,322
Stockholders' equity................  $16,274,914   $16,186,557   $15,715,223    $15,288,709
Earnings as a percent of
    Net sales.......................          1.7           3.1           3.4            5.8
    Stockholders' equity............          5.3           9.6          11.7           22.6
Average number of common and
  common equivalent shares(3).......    6,427,235     6,427,235     6,330,710      6,287,561
Per share
  Earnings from operations(3).......       $ 0.13        $ 0.24        $ 0.29(2)      $ 0.55
  Stockholders' equity(3)...........       $ 2.53        $ 2.52        $ 2.48         $ 2.43
Cash dividends per common
  share(3)..........................       $ 0.12        $ 0.17        $ 0.26         $ 3.47
Stock dividend declared.............           5%            5%            5%            10%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Includes an after-tax loss of $544,500 ($0.09 per share) due to an extraordinary item.

(3) Adjusted for stock dividends.