Form 10-K405, Exhibit 13
period 1998-03-31
FRIEDMAN INDUSTRIES INC
filed 1998-06-29
CIK 39092

                                    FRIEDMAN
                                  INDUSTRIES,
                                  INCORPORATED

                                      1998
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

--------------------------------------------------------------------------------


                              FINANCIAL HIGHLIGHTS

                                                        1998             1997
                                                    ------------     ------------
         Net sales................................  $148,840,724     $119,920,966
         Net earnings.............................    $4,809,992       $3,630,071
         Net earnings per share*..................         $0.71            $0.53
         Cash dividends per share*................         $0.28            $0.20
         Stock dividend...........................             5%               5%
         Stockholders' equity.....................   $25,732,957      $22,781,959
         Stockholders' equity per share*..........         $3.78            $3.35
         Working capital..........................   $25,910,370      $23,184,488
         * Adjusted for stock dividends.

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     As reflected in the financial highlights set forth above, the Company's results of operations in fiscal 1998 increased substantially compared to the results recorded in fiscal 1997. The aggressive growth program which has been pursued by the management team installed in 1995 and strong market conditions contributed to increased sales and earnings.

     The Company incurred major capital expenditures in fiscal 1998 for a new seam annealer at its pipe mill and for the ongoing construction of the temper pass mill at the Arkansas coil facility. These projects are designed to improve product quality and increase operating efficiency.

     You are cordially invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. (local time) on August 21, 1998 in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

OFFICERS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Benny B. Harper
Senior Vice President -- Finance
and Secretary/Treasurer

Thomas N. Thompson
Senior Vice President -- Sales and Marketing

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

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
700 at May 29, 1998

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 1998 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 440 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, purchases, processes, manufactures and markets tubular products ("pipe"). Pipe is sold nationally to approximately 340 customers and a substantial amount of manufactured pipe is sold to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 6 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                 FISCAL 1998           FISCAL YEAR 1997
                                                              -----------------        -----------------
                                                              HIGH         LOW         HIGH         LOW
                                                              ----        -----        ----        -----
First Quarter...............................................  6 3/8       5 1/8        4 3/4       3 7/8
Second Quarter..............................................  9 1/2         6            5         4 3/16
Third Quarter...............................................  9 1/2       5 13/16      6 5/8       4 1/2
Fourth Quarter..............................................  7 11/16     5 1/2          6         5 1/4

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                 FISCAL 1998             FISCAL YEAR 1997
                                                              ------------------        ------------------
                                                              CASH         STOCK        CASH         STOCK
                                                              -----        -----        -----        -----
First Quarter...............................................  $ .07                     $ .05
Second Quarter..............................................  $.075                     $ .05
Third Quarter...............................................  $.075                     $ .06
Fourth Quarter..............................................  $.075          5%         $ .06         5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                       MARCH 31
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $  1,361,693    $   168,245
     Accounts receivable, less allowance for doubtful
       accounts of $7,276 in 1998 and 1997..................    13,205,113     11,902,925
     Inventories............................................    24,586,863     21,203,665
     Other..................................................       193,879         82,325
                                                              ------------    -----------
          TOTAL CURRENT ASSETS..............................    39,347,548     33,357,160
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................       198,021        198,021
     Buildings and yard improvements........................     2,882,358      2,695,913
     Machinery and equipment................................    13,999,439     11,724,974
     Less accumulated depreciation..........................   (10,468,859)    (9,909,444)
                                                              ------------    -----------
                                                                 6,610,959      4,709,464
OTHER ASSET:
     Cash value of officers' life insurance.................        80,854         50,567
                                                              ------------    -----------
          TOTAL ASSETS......................................  $ 46,039,361    $38,117,191
                                                              ============    ===========

                                               FRIEDMAN INDUSTRIES, INCORPORATED

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       MARCH 31
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $10,925,023    $ 8,112,096
     Current portion of long-term debt......................      800,000        800,000
     Dividends payable......................................      486,886        369,715
     Income taxes payable...................................      344,465        256,434
     Contribution to profit sharing plan....................      280,000        242,000
     Employee compensation and related expenses.............      600,804        392,427
                                                              -----------    -----------
          TOTAL CURRENT LIABILITIES.........................   13,437,178     10,172,672
LONG-TERM DEBT, less current portion........................    6,366,666      4,600,000
DEFERRED INCOME TAXES.......................................      389,560        449,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................      113,000        113,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 6,491,808 in 1998
          and 6,161,994 in 1997.............................    6,491,808      6,161,994
     Additional paid-in capital.............................   23,680,628     22,377,246
     Retained deficit.......................................   (4,439,479)    (5,757,281)
                                                              -----------    -----------
          TOTAL STOCKHOLDERS' EQUITY........................   25,732,957     22,781,959
                                                              -----------    -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $46,039,361    $38,117,191
                                                              ===========    ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            YEAR ENDED MARCH 31
                                                 ------------------------------------------
                                                     1998           1997           1996
                                                 ------------   ------------   ------------
Sales..........................................  $148,840,724   $119,920,966   $106,849,181
Costs and expenses:
     Cost of products sold.....................   135,981,231    109,801,719     98,435,636
     Selling, general, and administrative......     5,193,206      4,196,358      3,567,785
     Interest expense..........................       431,498        509,275        617,629
                                                 ------------   ------------   ------------
                                                  141,605,935    114,507,352    102,621,050
                                                 ------------   ------------   ------------
                                                    7,234,789      5,413,614      4,228,131
Interest and other income......................        53,080         86,493         70,001
                                                 ------------   ------------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES..............................     7,287,869      5,500,107      4,298,132
Federal income taxes:
     Current...................................     2,537,877      1,880,999      1,423,588
     Deferred..................................       (60,000)       (10,963)        37,776
                                                 ------------   ------------   ------------
                                                    2,477,877      1,870,036      1,461,364
                                                 ------------   ------------   ------------
          NET EARNINGS.........................  $  4,809,992   $  3,630,071   $  2,836,768
                                                 ============   ============   ============
Average number of common shares outstanding:
  Basic........................................     6,814,423      6,793,599      6,753,810
  Diluted......................................     6,941,978      6,793,599      6,753,810
Net earnings per share:
  Basic........................................  $        .71   $        .53   $        .42
  Diluted......................................  $        .69   $        .53   $        .42

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL
                                                      COMMON       PAID-IN      RETAINED
                                                      STOCK        CAPITAL      EARNINGS
                                                    ----------   -----------   -----------
Balance at March 31, 1995.........................  $5,554,858   $20,571,057   $(7,403,134)
Net earnings......................................          --            --     2,836,768
Issuance of Directors' shares.....................       2,000         6,625            --
Stock dividend (5%)...............................     277,337       866,678    (1,145,690)
Cash dividends ($.17 per share)...................          --            --    (1,137,563)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1996...............   5,834,195    21,444,360    (6,849,619)
Net earnings......................................          --            --     3,630,071
Exercise of stock options.........................      34,482        33,103            --
Issuance of Directors' shares.....................       2,000         7,625            --
Stock dividend (5%)...............................     291,317       892,158    (1,185,068)
Cash dividends ($.20 per share)...................          --            --    (1,352,665)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1997...............   6,161,994    22,377,246    (5,757,281)
Net earnings......................................          --            --     4,809,992
Exercise of stock options.........................      20,077        17,467            --
Issuance of Directors' shares.....................       2,000        16,500            --
Stock dividend (5%)...............................     307,737     1,269,415    (1,579,431)
Cash dividends($0.28 per share)...................          --            --    (1,912,759)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1998...............  $6,491,808   $23,680,628   $(4,439,479)
                                                    ==========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             1998          1997          1996
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 4,809,992   $ 3,630,071   $ 2,836,768
     Adjustments to reconcile net
       earnings to net cash provided by
       operating activities:
          Depreciation..................      665,908       645,591       616,991
          Loss on disposal of property,
            plant, and equipment........       26,008            --            --
          Directors' shares issued......       18,500         9,625         8,625
          Provision for deferred
            taxes.......................      (60,000)      (10,963)       37,776
     Decrease (increase) in operating
       assets:
          Accounts receivable...........   (1,302,188)   (2,479,721)     (752,568)
          Inventories...................   (3,383,198)   (3,812,040)     (832,851)
          Other.........................      (72,517)       32,300       (52,007)
     Increase (decrease) in operating
       liabilities:
          Accounts payable and accrued
            expenses....................    2,812,809     3,372,890       468,397
          Contribution to profit sharing
            plan........................       38,000        26,000        16,000
          Employee compensation and
            related expenses............      208,377        81,862        57,440
          Federal income taxes
            payable.....................       48,994       203,387        38,389
                                          -----------   -----------   -----------
          Net cash provided by operating
            activities..................    3,810,685     1,699,002     2,442,960
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................   (2,593,410)      (86,642)     (470,210)
     Decrease (increase) in cash value
       of officers' life insurance......      (30,287)      (30,664)      683,210
     Other..............................           --            --            --
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            investing activities........   (2,623,697)     (117,306)      213,000
FINANCING ACTIVITIES
     Cash dividends paid................   (1,795,890)   (1,274,659)   (1,123,596)
     Proceeds from borrowings of
       long-term debt...................    2,566,666            --            --
     Principal payments on long-term
       debt.............................     (800,000)     (800,000)   (1,600,000)
     Cash paid on fractional shares from
       stock dividend...................       (1,859)       (1,593)       (1,675)
     Cash received from exercised stock
       options..........................       37,543        67,585            --
                                          -----------   -----------   -----------
          Net cash provided by (used in)
            financing activities........        6,460    (2,008,667)   (2,725,271)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........    1,193,448      (426,971)      (69,311)
     Cash and cash equivalents at
       beginning of year................      168,245       595,216       664,527
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $ 1,361,693   $   168,245   $   595,216
                                          ===========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Incorporated, and its subsidiary (collectively, the "Company"). All material intercompany amounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                                  MARCH 31
                                                         --------------------------
                                                            1998           1997
                                                         -----------    -----------
Coil...................................................  $12,984,266    $ 8,900,962
Tubular................................................   11,602,597     12,302,703
                                                         -----------    -----------
                                                         $24,586,863    $21,203,665
                                                         ===========    ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out method. At March 31, 1998 and 1997, the current replacement cost of LIFO inventories exceeded their LIFO value by approximately $2,782,000 and $3,072,000, respectively.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated on the basis of cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     EARNINGS PER SHARE: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 31, 1997. The statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company adopted this new standard in the third quarter of 1998. This new standard did not have a significant effect on earnings per share. The difference between weighted average shares outstanding used for basic and diluted earnings per share is the effect of stock options.

     All applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 29, 1998.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $513,000 in 1998, $508,000 in 1997, and $679,000 in 1996. The
Company paid income taxes, net of refunds, of $2,455,000 in 1998, $1,678,000 in 1997, and $1,385,000 in 1996.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments approximates fair value.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a

                                               FRIEDMAN INDUSTRIES, INCORPORATED
source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $21.7 million, $17.8 million, and $15.6 million in 1998, 1997, and 1996, respectively. Loss of LSS as a customer could have a material adverse effect on the Company's business.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 54,860 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                     1998                   1997                   1996
                                              -------------------    -------------------    -------------------
                                                         WEIGHTED               WEIGHTED               WEIGHTED
                                                         AVERAGE                AVERAGE                AVERAGE
                                                         EXERCISE               EXERCISE               EXERCISE
                                              SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                              -------    --------    -------    --------    -------    --------
Outstanding at beginning of year..........    399,932     $4.11      101,700     $1.95       90,124     $1.78
GRANTED...................................         --     $  --      336,249     $4.50       11,576     $3.24
EXERCISED OR CANCELED.....................    (22,558)    $1.78      (38,017)    $1.78           --     $  --
                                              -------                -------                -------
OUTSTANDING AT END OF YEAR................    377,374     $4.24*     399,932     $4.11      101,700     $1.95
                                              =======                =======                =======
EXERCISABLE AT END OF YEAR................    377,374     $4.24      179,168     $2.95      101,700     $1.95
WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
  GRANTED DURING THE YEAR.................                  N/A                  $1.06                  $0.76

* Range of $1.78 to $5.05 per share and a weighted average remaining life of 7.7 years

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, the effect would be a 1.3% and 6% reduction in net earnings and earnings per share for 1998 and 1997, respectively, and no effect for 1996. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.5%, a dividend yield of 3.8%, volatility factor of the expected market price of the Company's common stock of
 .28, and a weighted average expected life of the option of four years.

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

3. LONG-TERM DEBT

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term credit facility"). Pursuant to the revolving facility which expires April 1, 2000, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 1998, the Company had borrowings outstanding under the revolving facility of $4 million. The term credit facility includes borrowings of $1.2 million from the previous term notes and also provides for additional advances up to $3.5 million, all of which convert to a term loan on December 31, 1998. The amount outstanding under the

FRIEDMAN INDUSTRIES, INCORPORATED
term credit facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term credit facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term credit facility. As of March 31, 1998, the principal amount of indebtedness outstanding under the term credit facility was $3,166,666. The annual principal payments required on long-term debt during the next five years are as follows:

1999........................................................  $  800,000
2000........................................................     800,000
2001........................................................   4,800,000
2002........................................................     766,666
2003........................................................          --
                                                              ----------
     Total..................................................  $7,166,666
                                                              ==========

     In July 1995, the Company borrowed $708,168 at an average interest rate of 7.1% against the cash surrender value of officers' life insurance policies (the "borrowings"). The borrowings do not require specific repayment terms except that in the case of death, that portion of the borrowings related to the death will be deducted from the proceeds of the life insurance policy.

     During 1998, interest cost of approximately $82,000 was capitalized as part of the construction cost of property, plant, and equipment.

4. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets and liability are as follows:

                                                             MARCH 31
                                                        -------------------
                                                          1998       1997
                                                        --------   --------
DEFERRED TAX LIABILITIES:
  Depreciation........................................  $530,040   $558,624
  Other...............................................    27,924         --
                                                        --------   --------
Total deferred tax liabilities........................   557,964    558,624
DEFERRED TAX ASSETS:
  Inventory capitalization............................    76,089     62,517
  Postretirement benefits other than pensions.........    38,420     38,420
  Other...............................................    53,895      8,127
                                                        --------   --------
Total deferred tax assets.............................   168,404    109,064
                                                        --------   --------
Net deferred tax liabilities..........................  $389,560   $449,560
                                                        ========   ========

5. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $280,000 for the year ended March 31, 1998, $242,000 for the year ended March 31, 1997, and $216,000 for the year ended March 31, 1996. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

6. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company, there are two product groups: coil processing (steel sheet and plate) and tubular products. Coil processing converts steel coils into flat sheet and plate steel cut to customer specifications. Through its Texas Tubular Products operation, the Company purchases, processes, manufactures, and markets tubular products.

     The following is a summary of significant financial information relating to the product groups:

                                                     YEAR ENDED MARCH 31
                                          ------------------------------------------
                                              1998           1997           1996
                                          ------------   ------------   ------------
NET SALES:
  Coil processing.......................  $ 87,619,322   $ 66,979,133   $ 63,811,709
  Tubular...............................    61,221,402     52,941,833     43,037,472
                                          ------------   ------------   ------------
          TOTAL NET SALES...............  $148,840,724   $119,920,966   $106,849,181
                                          ============   ============   ============
OPERATING PROFIT:
  Coil processing.......................  $  1,876,097   $  1,578,403   $  1,856,750
  Tubular...............................     7,593,430      5,933,923      4,218,560
                                          ------------   ------------   ------------
          TOTAL OPERATING PROFIT........     9,469,527      7,512,326      6,075,310
  Corporate expenses....................    (1,803,240)    (1,589,437)    (1,229,550)
  Interest expense......................      (431,498)      (509,275)      (617,629)
  Interest and other income.............        53,080         86,493         70,001
                                          ------------   ------------   ------------
          TOTAL EARNINGS BEFORE TAXES...  $  7,287,869   $  5,500,107   $  4,298,132
                                          ============   ============   ============
IDENTIFIABLE ASSETS:
  Coil processing.......................  $ 25,404,991   $ 18,345,255   $ 15,132,983
  Tubular...............................    19,054,950     19,474,470     16,998,998
                                          ------------   ------------   ------------
                                            44,459,941     37,819,725     32,131,981
  General corporate assets..............     1,579,420        297,466        681,005
                                          ------------   ------------   ------------
          TOTAL ASSETS..................  $ 46,039,361   $ 38,117,191   $ 32,812,986
                                          ============   ============   ============
DEPRECIATION:
  Coil processing.......................  $    317,851   $    316,714   $    310,840
  Tubular products......................       337,485        322,071        299,714
  Corporate and other...................        10,572          6,806          6,437
                                          ------------   ------------   ------------
                                          $    665,908   $    645,591   $    616,991
                                          ============   ============   ============
CAPITAL EXPENDITURES:
  Coil processing.......................  $  2,372,483   $     16,895   $    108,765
  Tubular products......................       200,635         66,057        359,737
  Corporate assets......................        20,292          3,690          1,708
                                          ------------   ------------   ------------
                                          $  2,593,410   $     86,642   $    470,210
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

FRIEDMAN INDUSTRIES, INCORPORATED

7. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 1998 and 1997 (per share amounts have been adjusted for subsequent stock dividends):

                                                                Quarter Ended
                                          ---------------------------------------------------------
                                            June 30      September 30    December 31     March 31
                                             1997            1997           1997           1998
                                          -----------    ------------    -----------    -----------
Net sales...............................  $38,300,432     $36,961,370    $34,300,676    $39,278,246
Gross profit............................    3,234,811      2,895,901      2,767,442       3,961,339
Net earnings............................    1,176,564      1,017,931      1,009,148       1,606,349
Net earnings per share:
  Basic.................................         0.17           0.15           0.15            0.24
  Diluted(1)............................         0.17           0.15           0.15            0.23

                                                                Quarter Ended
                                          ---------------------------------------------------------
                                            June 30      September 30    December 31     March 31
                                             1996            1996           1996           1997
                                          -----------    ------------    -----------    -----------
Net sales...............................  $28,751,479     $29,486,754    $28,468,809    $33,213,924
Gross profit............................    2,622,513      2,530,609      2,298,822       2,667,303
Net earnings............................      930,812        957,992        791,309         949,958
Net earnings per share:
  Basic(1)..............................         0.14           0.14           0.12            0.14
  Diluted(1)............................         0.14           0.14           0.12            0.14

(1) The sum of the quarterly net income per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

8. CONCENTRATION OF RECEIVABLES

     The Company's sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated, at March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
May 26, 1998
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                    YEAR ENDED MARCH 31
                                      -------------------------------------------------------------------------------
                                          1998             1997             1996             1995            1994
                                      -------------    -------------    -------------    ------------    ------------
Net sales...........................  $ 148,840,724    $ 119,920,966    $ 106,849,181    $ 97,968,805    $ 70,908,065
Net earnings........................      4,809,992        3,630,071        2,836,768       2,458,132       1,691,075(A)
Total assets........................     46,039,361       38,117,191       32,812,986      32,074,862      27,184,421
Long-term debt......................      6,366,666        4,600,000        5,400,000       7,000,000       3,800,000
Stockholders' equity................     25,732,957       22,781,959       20,428,936      18,722,781      17,430,337
Net earnings per share:
  Basic.............................           0.71             0.53             0.42            0.36            0.25(A)
  Diluted...........................           0.69             0.53             0.42            0.36            0.25(A)
Cash dividends declared per share
  adjusted for stock dividends......           0.28             0.20             0.17            0.17            0.12

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

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 1998 compared to year ended March 31, 1997

     During the year ended March 31, 1998, sales, cost of products sold and gross profit increased $28,919,758, $26,179,512 and $2,740,246, respectively, from the comparable amounts recorded during the year ended March 31, 1997. These increases were primarily related to an increase of approximately 24% in tons sold of tubular and coil products. This increase in volume resulted primarily from strong demand for tubular products and from the Company aggressively marketing coil products to increase its market share. Gross profit as a percentage of sales increased from 8.4% in fiscal 1997 to 8.6% in fiscal 1998. This increase was primarily related to tubular operations which benefited from stronger market conditions and from efficiencies associated with increased production.

     Selling, general and administrative expenses increased $996,848 from the amount recorded during fiscal 1997. This increase was primarily related to variable expenses related to increased volume and/or earnings such as incentive bonuses, commissions, supplies and other variable expenses. In addition, the Company recorded increases in bad debt expense and sales expenses associated primarily with additional sales personnel.

     Interest expense during fiscal 1998 declined $77,777 from the amount recorded in fiscal 1997. This decrease was primarily associated with reductions in term debt and a decline in interest rates paid on borrowed funds in fiscal 1998. Interest costs associated with advances of additional term debt were related to construction cost and were capitalized.

     Interest and other income declined $33,413. This decline was primarily related to the loss on the sale of fixed assets.

     Federal income taxes increased $607,841 from the amount recorded in fiscal 1997. This increase resulted from the increase in earnings before taxes as the effective tax rates were the same for both years.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     Interest and other income increased $16,492. This increase was primarily related to the sale of machinery and equipment during fiscal 1997.

     Federal income taxes increased $408,672 from the amount recorded in fiscal 1996. This increase was related to the increase in earnings before taxes as the effective tax rates were the same for both years.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 1998. Current ratios were 2.9 and 3.3 at March 31, 1998 and March 31, 1997, respectively. Working capital was $25,910,370 at March 31, 1998 and $23,184,488 at March 31, 1997.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term facility"). Pursuant to the revolving facility which expires April 1, 2000, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 1998, the Company had borrowings outstanding under the revolving facility of $4 million. The term facility includes borrowings of $1.2 million from the previous term note and also provides for additional advances up to $3.5 million, all of which convert to a term loan on December 31, 1998. The amount outstanding under the term facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term facility. As of March 31, 1998, the principal amount of indebtedness outstanding under the term facility was $3,166,666.

     The Company believes that its cash flow from operations and borrowing capability under its line of credit and term debt facilities are adequate to fund its expected cash requirements for the year ended March 31, 1999.

FORWARD-LOOKING STATEMENTS

     From time to time, the Company may make certain statements that contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity and product quality. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company's filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors including but not limited to, the success of the Company's capital improvements at its Hickman, Arkansas facility, changes in the demand and prices for the Company's products and changes in the demand for steel and steel products in general, and the Company's success in executing its internal operating plans.

YEAR 2000 ISSUE

     With the turn of the century, time sensitive software using two digits may not identify the year 2000, which could result in system failure and miscalculations disrupting the ability to conduct normal business operations. The Company completed an assessment of its information systems for year 2000 compliance during 1998 and developed a plan to resolve all major issues by the end of 1999. As a result, the year 2000 issue is not expected to pose significant operational or financial problems for the Company.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                      YEAR ENDED MARCH 31
                                     -------------------------------------------------------------------------------------
                                         1998           1997           1996          1995          1994           1993
                                     ------------   ------------   ------------   -----------   -----------    -----------
Net sales..........................  $148,840,724   $119,920,966   $106,849,181   $97,968,805   $70,908,065    $56,230,967
Earnings...........................  $  4,809,992   $  3,630,071   $  2,836,768   $ 2,458,132   $ 1,691,075(1) $   806,272
Current assets.....................  $ 39,347,548   $ 33,357,160   $ 27,524,670   $25,956,555   $21,014,281    $16,542,769
Current liabilities................  $ 13,437,178   $ 10,172,672   $  6,410,527   $ 5,816,334   $ 5,534,143    $ 3,549,495
Net working capital................  $ 25,910,370   $ 23,184,488   $ 21,114,143   $20,140,221   $15,480,138    $12,993,274
Total assets.......................  $ 46,039,361   $ 38,117,191   $ 32,812,986   $32,074,862   $27,184,421    $20,491,441
Stockholders' equity...............  $ 25,732,957   $ 22,781,959   $ 20,428,936   $18,722,781   $17,430,337    $16,528,543
Earnings as a percent of
    Net sales......................           3.2            3.0            2.7           2.5           2.4            1.4
    Stockholders' equity...........          18.7           15.9           13.9          13.1           9.7            4.9
Average number of common shares
  outstanding: Basic(3)............     6,814,423      6,793,599      6,753,810     6,751,965     6,749,105      6,748,597
Per share
  Net earnings per share:
    Basic(3).......................        $ 0.71         $ 0.53         $ 0.42        $ 0.36        $ 0.25(1)      $ 0.12
  Stockholders' equity(3)..........        $ 3.78         $ 3.35         $ 3.02        $ 2.77        $ 2.58         $ 2.45
Cash dividends per common
  share(3).........................        $ 0.28         $ 0.20         $ 0.17        $ 0.17        $ 0.12         $ 0.08
Stock dividend declared............            5%             5%             5%            5%            5%             5%

                                                      YEAR ENDED MARCH 31
                                     ------------------------------------------------------
                                        1992          1991          1990           1989
                                     -----------   -----------   -----------    -----------
Net sales..........................  $42,609,330   $50,264,851   $50,043,949    $53,499,476
Earnings...........................  $   483,720   $   866,259   $ 1,560,701    $ 1,830,861(2)
Current assets.....................  $15,537,203   $16,826,544   $16,731,964    $19,592,919
Current liabilities................  $ 2,849,637   $ 2,501,178   $ 1,783,375    $ 4,695,397
Net working capital................  $12,687,566   $14,325,366   $14,948,589    $14,897,522
Total assets.......................  $19,619,875   $20,936,487   $19,042,527    $21,803,286
Stockholders' equity...............  $16,277,792   $16,274,914   $16,186,557    $15,715,223
Earnings as a percent of
    Net sales......................          1.1           1.7           3.1            3.4
    Stockholders' equity...........          3.0           5.3           9.6           11.7
Average number of common shares
  outstanding: Basic(3)............    6,748,597     6,748,597     6,748,597      6,647,246
Per share
  Net earnings per share:
    Basic(3).......................       $ 0.07        $ 0.13        $ 0.23         $ 0.28(2)
  Stockholders' equity(3)..........       $ 2.41        $ 2.41        $ 2.39         $ 2.36
Cash dividends per common
  share(3).........................       $ 0.07        $ 0.12        $ 0.16         $ 0.25
Stock dividend declared............           5%            5%            5%             5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Includes an after-tax loss of $544,500 ($0.08 per share) due to an extraordinary item.

(3) Adjusted for stock dividends.