Form 10-K405, Exhibit 13
period 1999-03-31
FRIEDMAN INDUSTRIES INC
filed 1999-06-29
CIK 39092

                                    FRIEDMAN
                                  INDUSTRIES,
                                  INCORPORATED

                                      1999
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

                                                        1999             1998
                                                    ------------     ------------
         Net sales................................  $124,719,640     $148,840,724
         Net earnings.............................    $3,540,811       $4,809,992
         Net earnings per share (Basic)*..........         $0.49            $0.67
         Cash dividends per share*................         $0.26            $0.27
         Stock dividend...........................             5%               5%
         Stockholders' equity.....................   $27,422,779      $25,732,957
         Stockholders' equity per share
           (Basic)*...............................         $3.82            $3.60
         Working capital..........................   $25,776,002      $25,910,370
         * Adjusted for stock dividends.

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     Sales and earnings declined from the respective amounts recorded during fiscal 1998. These declines were primarily attributable to a decline in the Company's tubular operations which were adversely affected by the significant downturn in the energy sector of the economy during fiscal 1999.

     The temper pass mill at the Arkansas coil facility became operational in April 1999. Management believes this mill will improve the Company's ability to provide quality hot-rolled steel products.

     You are invited to attend the Annual Meeting of Shareholders scheduled to be held on August 27, 1999. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Benny B. Harper
Senior Vice President -- Finance
and Secretary/Treasurer

Thomas N. Thompson
Senior Vice President -- Sales and Marketing

Ronald L. Burgerson
Vice President

Ted Henderson
Vice President

Dale Ray
Vice President

Charles W. Hall
Assistant Secretary

COMPANY OFFICES AND WEB SITE
  MAIN OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE -- COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE -- TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511
  WEB SITE ADDRESS
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
DIRECTORS

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

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
670 at May 28, 1999

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 1999 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 400 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, purchases, processes, manufactures and markets tubular products ("pipe"). The Company sells pipe nationally to approximately 310 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 6 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                 FISCAL 1999              FISCAL 1998
                                                              -----------------        -----------------
                                                              HIGH         LOW         HIGH         LOW
                                                              ----        -----        ----        -----
First Quarter...............................................  8 3/8       6 3/8        6 3/8       5 1/8
Second Quarter..............................................  7 3/8       4 3/8        9 1/2         6
Third Quarter...............................................  5 11/16     4 1/2        9 1/2       5 13/16
Fourth Quarter..............................................  5 3/8       3 3/4        7 11/16     5 1/2

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                 FISCAL 1999               FISCAL 1998
                                                              ------------------        ------------------
                                                              CASH         STOCK        CASH         STOCK
                                                              -----        -----        -----        -----
First Quarter...............................................  $.075                     $ .07
Second Quarter..............................................  $ .07                     $.075
Third Quarter...............................................  $ .07                     $.075
Fourth Quarter..............................................  $ .06          5%         $.075          5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $  3,798,935    $  1,361,693
     Accounts receivable, less allowance for doubtful
       accounts of $7,276 in 1999 and 1998..................     8,709,728      13,205,113
     Inventories............................................    19,906,170      24,586,863
     Other..................................................       119,207         193,879
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    32,534,040      39,347,548
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................       221,543         198,021
     Buildings and yard improvements........................     3,317,088       2,882,358
     Machinery and equipment................................    15,879,803      13,999,439
     Less accumulated depreciation..........................   (11,127,089)    (10,468,859)
                                                              ------------    ------------
                                                                 8,291,345       6,610,959
OTHER ASSET:
     Cash value of officers' life insurance.................       197,992          80,854
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 41,023,377    $ 46,039,361
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $  4,839,560    $ 10,925,023
     Current portion of long-term debt......................       800,000         800,000
     Dividends payable......................................       410,563         486,886
     Income taxes payable...................................        68,522         344,465
     Contribution to profit sharing plan....................       252,000         280,000
     Employee compensation and related expenses.............       387,393         600,804
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................     6,758,038      13,437,178
LONG-TERM DEBT, less current portion........................     6,400,000       6,366,666
DEFERRED INCOME TAXES.......................................       329,560         389,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       113,000         113,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 6,828,387 in 1999
          and 6,491,808 in 1998.............................     6,828,387       6,491,808
     Additional paid-in capital.............................    25,725,195      23,680,628
     Retained deficit.......................................    (5,130,803)     (4,439,479)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    27,422,779      25,732,957
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 41,023,377    $ 46,039,361
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            YEAR ENDED MARCH 31
                                                 ------------------------------------------
                                                     1999           1998           1997
                                                 ------------   ------------   ------------
Sales..........................................  $124,719,640   $148,840,724   $119,920,966
Costs and expenses:
     Cost of products sold.....................   114,363,659    135,981,231    109,801,719
     Selling, general, and administrative......     4,694,933      5,193,206      4,196,358
     Interest expense..........................       443,686        431,498        509,275
                                                 ------------   ------------   ------------
                                                  119,502,278    141,605,935    114,507,352
                                                 ------------   ------------   ------------
                                                    5,217,362      7,234,789      5,413,614
Interest and other income......................       147,506         53,080         86,493
                                                 ------------   ------------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES..............................     5,364,868      7,287,869      5,500,107
Federal income taxes:
     Current...................................     1,884,057      2,537,877      1,880,999
     Deferred..................................       (60,000)       (60,000)       (10,963)
                                                 ------------   ------------   ------------
                                                    1,824,057      2,477,877      1,870,036
                                                 ------------   ------------   ------------
          NET EARNINGS.........................  $  3,540,811   $  4,809,992   $  3,630,071
                                                 ============   ============   ============
Average number of common shares outstanding:
  Basic........................................     7,170,192      7,155,144      7,133,279
  Diluted......................................     7,214,675      7,289,077      7,133,279
Net earnings per share:
  Basic........................................  $        .49   $        .67   $        .51
  Diluted......................................  $        .49   $        .66   $        .51

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL
                                                      COMMON       PAID-IN      RETAINED
                                                      STOCK        CAPITAL       DEFICIT
                                                    ----------   -----------   -----------
Balance at March 31, 1996.........................  $5,834,195   $21,444,360   $(6,849,619)
Net earnings......................................          --            --     3,630,071
Exercise of stock options.........................      34,482        33,103            --
Issuance of Directors' shares.....................       2,000         7,625            --
Stock dividend (5%)...............................     291,317       892,158    (1,185,068)
Cash dividends ($.19 per share)...................          --            --    (1,352,665)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1997...............   6,161,994    22,377,246    (5,757,281)
Net earnings......................................          --            --     4,809,992
Exercise of stock options.........................      20,077        17,467            --
Issuance of Directors' shares.....................       2,000        16,500            --
Stock dividend (5%)...............................     307,737     1,269,415    (1,579,431)
Cash dividends ($0.27 per share)..................          --            --    (1,912,759)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1998...............   6,491,808    23,680,628    (4,439,479)
Net earnings......................................          --            --     3,540,811
Exercise of stock options.........................      10,202         8,211            --
Issuance of Directors' shares.....................       2,000         9,000            --
Stock dividend (5%)...............................     324,377     2,027,356    (2,355,039)
Cash dividends ($0.26 per share)..................          --            --    (1,877,096)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1999...............  $6,828,387   $25,725,195   $(5,130,803)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             1999          1998          1997
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 3,540,811   $ 4,809,992   $ 3,630,071
     Adjustments to reconcile net
       earnings to net cash provided by
       operating activities:
          Depreciation..................      671,735       665,908       645,591
          Loss on disposal of property,
            plant, and equipment........           --        26,008            --
          Directors' shares issued......       11,000        18,500         9,625
          Benefit from deferred taxes...      (60,000)      (60,000)      (10,963)
     Decrease (increase) in operating
       assets:
          Accounts receivable...........    4,495,385    (1,302,188)   (2,479,721)
          Inventories...................    4,680,693    (3,383,198)   (3,812,040)
          Other.........................       74,672       (72,517)       32,300
     (Decrease) increase in operating
       liabilities:
          Accounts payable and accrued
            expenses....................   (6,085,463)    2,812,809     3,372,890
          Contribution to profit sharing
            plan........................      (28,000)       38,000        26,000
          Employee compensation and
            related expenses............     (213,411)      208,377        81,862
          Federal income taxes
            payable.....................     (275,943)       48,994       203,387
                                          -----------   -----------   -----------
          Net cash provided by operating
            activities..................    6,811,479     3,810,685     1,699,002
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................   (2,352,122)   (2,593,410)      (86,642)
     Increase in cash value of officers'
       life insurance...................     (117,138)      (30,287)      (30,664)
                                          -----------   -----------   -----------
          Net cash (used in) investing
            activities..................   (2,469,260)   (2,623,697)     (117,306)
FINANCING ACTIVITIES
     Cash dividends paid................   (1,954,156)   (1,795,890)   (1,274,659)
     Proceeds from borrowings of
       long-term debt...................      833,334     2,566,666            --
     Principal payments on long-term
       debt.............................     (800,000)     (800,000)     (800,000)
     Cash paid on fractional shares from
       stock dividend...................       (2,568)       (1,859)       (1,593)
     Cash received from exercised stock
       options..........................       18,413        37,543        67,585
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            financing activities........   (1,904,977)        6,460    (2,008,667)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........    2,437,242     1,193,448      (426,971)
     Cash and cash equivalents at
       beginning of year................    1,361,693       168,245       595,216
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $ 3,798,935   $ 1,361,693   $   168,245
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 1999

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

     INVENTORIES:  The following is a summary of inventory by product group:

                                                            YEAR ENDED MARCH 31
                                                         --------------------------
                                                            1999           1998
                                                         -----------    -----------
Coil...................................................  $10,652,830    $12,984,266
Tubular................................................    9,253,340     11,602,597
                                                         -----------    -----------
                                                         $19,906,170    $24,586,863
                                                         ===========    ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out method. At March 31, 1998, the replacement cost of LIFO inventories exceeded their LIFO value by approximately $2,782,000. At March 31, 1999, LIFO replacement cost was approximately the same as the LIFO value.

     During the year ended March 31, 1999, coil inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of fiscal 1999 purchases, the effect of which decreased net earnings by approximately $200,000.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated on the basis of cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     EARNINGS PER SHARE: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 31, 1997. The statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company adopted this new standard in the quarter ended December 31, 1997. This new standard did not have a significant effect on earnings per share. The difference between weighted average shares outstanding used for basic and diluted earnings per share is the effect of stock options.

     All applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 28, 1999.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $777,000 in 1999, $513,000 in 1998, and $508,000 in 1997. The
Company paid income taxes, net of refunds, of $2,180,000 in 1999, $2,455,000 in 1998, and $1,678,000 in 1997.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

FRIEDMAN INDUSTRIES, INCORPORATED

     FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments approximates fair value.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $8.0 million, $21.7 million, and $17.8 million in 1999, 1998, and 1997, respectively. Loss of the LSS mill as a customer could have a material adverse effect on the Company's business.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 26,628 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                     1999                   1998                   1997
                                              -------------------    -------------------    -------------------
                                                         WEIGHTED               WEIGHTED               WEIGHTED
                                                         AVERAGE                AVERAGE                AVERAGE
                                                         EXERCISE               EXERCISE               EXERCISE
                                              SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                              -------    --------    -------    --------    -------    --------
Outstanding at beginning of year..........    396,243     $4.04      419,928     $3.91      106,785     $1.85
GRANTED...................................     30,975     $4.97           --        --      353,061     $4.29
EXERCISED.................................    (10,860)    $1.70      (23,685)    $1.70      (39,918)    $1.70
                                              -------                -------                -------
OUTSTANDING AT END OF YEAR................    416,358     $4.18*     396,243     $4.04      419,928     $3.91
                                              =======                =======                =======
EXERCISABLE AT END OF YEAR................    385,383     $4.12      397,793     $4.04      188,124     $2.81
WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
  GRANTED DURING THE YEAR.................                $1.73                    N/A                  $1.01

* Range of $1.70 to $4.97 per share and a weighted average remaining life of 8.2 years.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced by .5%, 1.3% and 6% in fiscal 1999, 1998 and 1997, respectively. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.5%, a dividend yield of 3.8%, volatility factor of the expected market price of the Company's common stock of .28, and a weighted average expected life of the option of four years.

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

3. LONG-TERM DEBT

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term credit facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 1999, the Company had borrowings

                                               FRIEDMAN INDUSTRIES, INCORPORATED
outstanding under the revolving facility of $4 million. The term credit facility included borrowings of $1.2 million from the previous term note and also provided for additional advances up to $3.5 million, all of which converted to a term loan on December 31, 1998. The amount outstanding under the term credit facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term credit facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term credit facility. As of March 31, 1999, the principal amount of indebtedness outstanding under the term credit facility was $3.2 million. The annual principal payments required on long-term debt during the next five years are as follows:

2000........................................................  $  800,000
2001........................................................     800,000
2002........................................................     800,000
2003........................................................   4,800,000
2004........................................................          --
                                                              ----------
     Total..................................................  $7,200,000
                                                              ==========

     In July 1995, the Company borrowed $708,168 at an average interest rate of 7.1% against the cash surrender value of officers' life insurance policies (the "borrowings"). The borrowings do not require specific repayment terms except that in the case of death, the borrowings related to the life insurance policy will be deducted from the proceeds of such policy.

     During 1999, interest cost of approximately $270,000 was capitalized as part of the construction costs of property, plant, and equipment.

4. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets and liability are as follows:

                                                           MARCH 31
                                                     ---------------------
                                                       1999        1998
                                                     ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation.....................................  $(470,625)  $(530,040)
  Other............................................         --     (27,924)
                                                     ---------   ---------
Total deferred tax liabilities.....................   (470,625)   (557,964)
DEFERRED TAX ASSETS:
  Inventory capitalization.........................     85,908      76,089
  Postretirement benefits other than pensions......     38,420      38,420
  Other............................................     16,737      53,895
                                                     ---------   ---------
Total deferred tax assets..........................    141,065     168,404
                                                     ---------   ---------
Net deferred tax liabilities.......................  $(329,560)  $(389,560)
                                                     =========   =========

5. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $252,000 for the year ended March 31, 1999, $280,000 for the year ended

FRIEDMAN INDUSTRIES, INCORPORATED

March 31, 1998, and $242,000 for the year ended March 31, 1997. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $50,000 and $60,000 for the years ended March 31, 1999 and 1998, respectively.

6. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company, there are two product groups: coil processing (steel sheet and plate) and tubular products. Coil processing converts steel coils into flat sheet and plate steel cut to customer specifications. Through its Texas tubular operation, the Company purchases, processes, manufactures, and markets tubular products.

     The following is a summary of significant financial information relating to the product groups:

                                                     YEAR ENDED MARCH 31
                                          ------------------------------------------
                                              1999           1998           1997
                                          ------------   ------------   ------------
NET SALES:
  Coil processing.......................  $ 86,409,139   $ 87,619,322   $ 66,979,133
  Tubular...............................    38,310,501     61,221,402     52,941,833
                                          ------------   ------------   ------------
          TOTAL NET SALES...............  $124,719,640   $148,840,724   $119,920,966
                                          ============   ============   ============
OPERATING PROFIT:
  Coil processing.......................  $  4,773,761   $  1,876,097   $  1,578,403
  Tubular...............................     2,210,841      7,593,430      5,933,923
                                          ------------   ------------   ------------
          TOTAL OPERATING PROFIT........     6,984,602      9,469,527      7,512,326
  Corporate expenses....................    (1,323,554)    (1,803,240)    (1,589,437)
  Interest expense......................      (443,686)      (431,498)      (509,275)
  Interest and other income.............       147,506         53,080         86,493
                                          ------------   ------------   ------------
          TOTAL EARNINGS BEFORE TAXES...  $  5,364,868   $  7,287,869   $  5,500,107
                                          ============   ============   ============
IDENTIFIABLE ASSETS:
  Coil processing.......................  $ 24,030,442   $ 25,404,991   $ 18,345,255
  Tubular...............................    12,913,517     19,054,950     19,474,470
                                          ------------   ------------   ------------
                                            36,943,959     44,459,941     37,819,725
  General corporate assets..............     4,079,418      1,579,420        297,466
                                          ------------   ------------   ------------
          TOTAL ASSETS..................  $ 41,023,377   $ 46,039,361   $ 38,117,191
                                          ============   ============   ============

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                                                     YEAR ENDED MARCH 31
                                          ------------------------------------------
                                              1999           1998           1997
                                          ------------   ------------   ------------
DEPRECIATION:
  Coil processing.......................  $    326,577   $    317,851   $    316,714
  Tubular products......................       335,794        337,485        322,071
  Corporate and other...................         9,364         10,572          6,806
                                          ------------   ------------   ------------
                                          $    671,735   $    665,908   $    645,591
                                          ============   ============   ============
CAPITAL EXPENDITURES:
  Coil processing.......................  $  2,316,306   $  2,372,483   $     16,895
  Tubular products......................        33,216        200,635         66,057
  Corporate assets......................         2,600         20,292          3,690
                                          ------------   ------------   ------------
                                          $  2,352,122   $  2,593,410   $     86,642
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

7. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 1999 and 1998 (per share amounts have been adjusted for subsequent stock dividends):

                                                              Quarter Ended
                                          ------------------------------------------------------
                                            June 30     September 30   December 31    March 31
                                             1998           1998          1998          1999
                                          -----------   ------------   -----------   -----------
Net sales...............................  $38,923,169   $32,178,289    $26,938,496   $26,679,686
Gross profit............................    2,921,393     2,867,212     2,131,504      2,435,872
Net earnings............................    1,022,748     1,015,084       681,700        821,279
Net earnings per share:
  Basic.................................         0.14          0.14          0.10           0.11
  Diluted(1)............................         0.14          0.14          0.09           0.11

                                                              Quarter Ended
                                          ------------------------------------------------------
                                            June 30     September 30   December 31    March 31
                                             1997           1997          1997          1998
                                          -----------   ------------   -----------   -----------
Net sales...............................  $38,300,432   $36,961,370    $34,300,676   $39,278,246
Gross profit............................    3,234,811     2,895,901     2,767,442      3,961,339
Net earnings............................    1,176,564     1,017,931     1,009,148      1,606,349
Net earnings per share:
  Basic(1)..............................         0.16          0.14          0.14           0.22
  Diluted...............................         0.16          0.14          0.14           0.22

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

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated, at March 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.
                                           ERNST & YOUNG LLP

May 29, 1999
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                     --------------------------------------------------------------------------------
                                         1999             1998             1997             1996             1995
                                     -------------    -------------    -------------    -------------    ------------
Net sales..........................  $ 124,719,640    $ 148,840,724    $ 119,920,966    $ 106,849,181    $ 97,968,805
Net earnings.......................      3,540,811        4,809,992        3,630,071        2,836,768       2,458,132
Total assets.......................     41,023,377       46,039,361       38,117,191       32,812,986      32,074,862
Long-term debt.....................      6,400,000        6,366,666        4,600,000        5,400,000       7,000,000
Stockholders' equity...............     27,422,779       25,732,957       22,781,959       20,428,936      18,722,781
Net earnings per share:
  Basic............................           0.49             0.67             0.51             0.40            0.35
  Diluted..........................           0.49             0.66             0.51             0.40            0.35
Cash dividends declared per share
  adjusted for stock dividends.....           0.26             0.27             0.19             0.16            0.16

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 1999 compared to year ended March 31, 1998

     During the year ended March 31, 1999, sales, cost of products sold and gross profit declined $24,121,084, $21,617,572 and $2,503,512, respectively, from the comparable amounts recorded during the year ended March 31, 1998. These declines were primarily attributable to the Company's tubular operations which were adversely affected by a significant downturn in the energy sector of the U.S. economy in fiscal 1999. This downturn had the effect of reducing demand for tubular products and generating intense competition for available sales. An increase in gross profit associated with coil operations was more than offset by a decrease in gross profit relative to tubular operations. Gross profit as a percentage of sales decreased from 8.6% in fiscal 1998 to 8.3% in fiscal 1999. Margins earned on tubular sales declined significantly in fiscal 1999 and offset improved margins earned on coil sales.

     Selling, general and administrative expenses declined $498,273 from the amount recorded in fiscal 1998. This decline was primarily related to a decrease in variable expenses attributable to reduced volume and/or earnings and to a decline in bad debt expense.

     Interest and other income during fiscal 1999 increased $94,426 from the amount recorded in fiscal 1998. This increase was primarily related to other income associated with an increase in the cash surrender value of officers' life insurance.

     Federal income taxes decreased $653,820 from the amount recorded during fiscal 1998 due to reduced earnings before taxes. The effective tax rate was the same for fiscal 1999 and 1998.

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

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 1999. Current ratios were 4.8 and 2.9 at March 31, 1999 and March 31, 1998, respectively. Working capital was $25,776,002 at March 31, 1999 and $25,910,370 at March 31, 1998.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 1999, the Company had borrowings outstanding under the revolving facility of $4 million. The term facility included borrowings of $1.2 million from the previous term note and also provided for additional advances up to $3.5 million, all of which converted to a term loan on December 31, 1998. The amount outstanding under the term facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term facility. As of March 31, 1999, the principal amount of indebtedness outstanding under the term facility was $3.2 million.

     The Company believes that its cash flow from operations and borrowing capability under its line of credit and term debt facilities are adequate to fund its expected cash requirements for the year ended March 31, 2000.

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

EFFECT OF YEAR 2000 ISSUE

     The Year 2000 Issue is the result of computer programming being written using two digits rather than four to define the applicable year. Any of the Company's systems, as well as those of suppliers, third party payors and customers, having date sensitive logic may interpret a date using "00" as the year 1900 rather than 2000. This may cause inaccurate processing or possible system failure and may potentially disrupt operations. This disruption may result in, among other things, a temporary inability to process transactions, send bills for services or engage in similar normal business activities.

     In 1998, the Company completed an assessment of the readiness of its internal computer systems and related applications to accommodate date-sensitive information relating to the year 2000 and developed a plan to resolve all major issues by the end of 1999. As a result, the Year 2000 issue is not expected to pose significant operational or financial problems for the Company.

     The Company will continue to analyze systems and services that utilize date-embedded codes that may experience operational problems when the year 2000 is reached. The Company will continue to communicate with its suppliers, third-party payors and customers to coordinate

                                               FRIEDMAN INDUSTRIES, INCORPORATED

Year 2000 compliance. Because the ability of these third parties to address their Year 2000 issues is outside the Company's control, the failure of third parties to adequately address their respective Year 2000 issues may have a material adverse effect on the Company's results of operations and financial condition.

     The foregoing statements are intended to be and are hereby designated "Year 2000 Readiness Disclosure" statements within the meaning of the Year 2000 Information and Readiness Disclosure Act.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                     YEAR ENDED MARCH 31
                                    --------------------------------------------------------------------------------------
                                        1999           1998           1997           1996          1995           1994
                                    ------------   ------------   ------------   ------------   -----------    -----------
Net sales.........................  $124,719,640   $148,840,724   $119,920,966   $106,849,181   $97,968,805    $70,908,065
Earnings..........................  $  3,540,811   $  4,809,992   $  3,630,071   $  2,836,768   $ 2,458,132    $ 1,691,075(1)
Current assets....................  $ 32,534,040   $ 39,347,548   $ 33,357,160   $ 27,524,670   $25,956,555    $21,014,281
Current liabilities...............  $  6,758,038   $ 13,437,178   $ 10,172,672   $  6,410,527   $ 5,816,334    $ 5,534,143
Net working capital...............  $ 25,776,002   $ 25,910,370   $ 23,184,488   $ 21,114,143   $20,140,221    $15,480,138
Total assets......................  $ 41,023,377   $ 46,039,361   $ 38,117,191   $ 32,812,986   $32,074,862    $27,184,421
Stockholders' equity..............  $ 27,422,779   $ 25,732,957   $ 22,781,959   $ 20,428,936   $18,722,781    $17,430,337
Earnings as a percent of
    Net sales.....................           2.8            3.2            3.0            2.7           2.5            2.4
    Stockholders' equity..........          12.9           18.7           15.9           13.9          13.1            9.7
Average number of common shares
  outstanding: Basic(2)...........     7,170,192      7,155,144      7,133,279      7,091,501     7,089,563      7,086,560
Per share
  Net earnings per share:
    Basic(2)......................        $ 0.49         $ 0.67         $ 0.51         $ 0.40        $ 0.35         $ 0.24(1)
  Stockholders' equity(2).........        $ 3.82         $ 3.60         $ 3.19         $ 2.88        $ 2.64         $ 2.46
Cash dividends per common
  share(2)........................        $ 0.26         $ 0.27         $ 0.19         $ 0.16        $ 0.16         $ 0.11
Stock dividend declared...........            5%             5%             5%             5%            5%             5%

                                                     YEAR ENDED MARCH 31
                                    ------------------------------------------------------
                                       1993          1992          1991           1990
                                    -----------   -----------   -----------    -----------
Net sales.........................  $56,230,967   $42,609,330   $50,264,851    $50,043,949
Earnings..........................  $   806,272   $   483,720   $   866,259    $ 1,560,701
Current assets....................  $16,542,769   $15,537,203   $16,826,544    $16,731,964
Current liabilities...............  $ 3,549,495   $ 2,849,637   $ 2,501,178    $ 1,783,375
Net working capital...............  $12,993,274   $12,687,566   $14,325,366    $14,948,589
Total assets......................  $20,491,441   $19,619,875   $20,936,487    $19,042,527
Stockholders' equity..............  $16,528,543   $16,277,792   $16,274,914    $16,186,557
Earnings as a percent of
    Net sales.....................          1.4           1.1           1.7            3.1
    Stockholders' equity..........          4.9           3.0           5.3            9.6
Average number of common shares
  outstanding: Basic(2)...........    7,086,027     7,086,027     7,086,027      7,086,027
Per share
  Net earnings per share:
    Basic(2)......................       $ 0.11        $ 0.07        $ 0.12         $ 0.22
  Stockholders' equity(2).........       $ 2.33        $ 2.30        $ 2.30         $ 2.28
Cash dividends per common
  share(2)........................       $ 0.08        $ 0.07        $ 0.11         $ 0.15
Stock dividend declared...........           5%            5%            5%             5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Adjusted for stock dividends.

                 [FRIEDMAN INDUSTRIES INCORPORATED LETTERHEAD]