Form 10-K, Exhibit 13
period 2000-03-31
FRIEDMAN INDUSTRIES INC
filed 2000-06-29
CIK 39092

                                                                      FRIEDMAN
                                                                    INDUSTRIES,
                                                                    INCORPORATED






                                                                        2000
                                                                   ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

--------------------------------------------------------------------------------

U                                                                              W

                              FINANCIAL HIGHLIGHTS

                                                        2000             1999
                                                    ------------     ------------
         Net sales................................  $120,267,809     $124,719,640
         Net earnings.............................    $2,506,801       $3,540,811
         Net earnings per share (Basic)*..........         $0.33            $0.47
         Cash dividends per share*................         $0.18            $0.25
         Stock dividend...........................             5%               5%
         Stockholders' equity.....................   $28,622,951      $27,422,779
         Stockholders' equity per share
           (Basic)*...............................         $3.79            $3.64
         Working capital..........................   $28,568,099      $25,776,002
         * Adjusted for stock dividends.

V                                                                              X
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     Is there much difference in the "new economy" and the "old economy"? The workaday world is primarily about managing change. Management's attitude has always been and continues to be to embrace and adapt to any "economy" that evolves while remaining grounded in sound, basic business philosophies. The Company continually pursues and employs appropriate technologies and techniques to assure the continued progress and success of your Company.

     You are cordially invited to attend the Annual Meeting of Shareholders to be held on August 25, 2000. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

                                          Sincerely,

                                          LOGO

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

STOCK EXCHANGE LISTING
American Stock Exchange
(Trading symbol: FRD)

APPROXIMATE NUMBER OF
  SHAREHOLDERS OF RECORD
620 at May 26, 2000

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 2000 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

     Friedman Industries, Incorporated is in the steel processing and distribution business. The Company has two product groups: coil processing and tubular products.

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

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 350 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, purchases, processes, manufactures and markets tubular products ("pipe"). The Company sells pipe nationally to approximately 330 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 6 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                 FISCAL 2000              FISCAL 1999
                                                              -----------------        -----------------
                                                              HIGH         LOW         HIGH         LOW
                                                              ----        -----        ----        -----
First Quarter...............................................  4 5/8       3 13/16      8 3/8       6 3/8
Second Quarter..............................................  4 7/16      3 5/16       7 3/8       4 3/8
Third Quarter...............................................  3 7/8       3 1/4        5 11/16     4 1/2
Fourth Quarter..............................................  4 1/8       3 5/16       5 3/8       3 3/4

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                 FISCAL 2000               FISCAL 1999
                                                              ------------------        ------------------
                                                              CASH         STOCK        CASH         STOCK
                                                              -----        -----        -----        -----
First Quarter...............................................  $ .05                     $ .075
Second Quarter..............................................  $ .05                     $ .07
Third Quarter...............................................  $ .05                     $ .07
Fourth Quarter..............................................  $ .04          5%         $ .06          5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2000            1999
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $    443,818    $  3,798,935
     Accounts receivable, less allowance for doubtful
       accounts of $7,276 in 2000 and 1999..................    13,533,550       8,709,728
     Inventories............................................    22,910,509      19,906,170
     Other..................................................        57,501         119,207
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    36,945,378      32,534,040
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................       221,543         221,543
     Buildings and yard improvements........................     3,346,912       3,317,088
     Machinery and equipment................................    16,075,816      15,879,803
     Less accumulated depreciation..........................   (12,170,191)    (11,127,089)
                                                              ------------    ------------
                                                                 7,474,080       8,291,345
OTHER ASSET:
     Cash value of officers' life insurance.................       687,332         197,992
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 45,106,790    $ 41,023,377
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2000            1999
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $  6,447,538    $  4,839,560
     Current portion of long-term debt......................       800,000         800,000
     Dividends payable......................................       287,522         410,563
     Income taxes payable...................................       256,906          68,522
     Contribution to profit sharing plan....................       274,000         252,000
     Employee compensation and related expenses.............       311,313         387,393
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................     8,377,279       6,758,038
LONG-TERM DEBT, less current portion........................     7,600,000       6,400,000
DEFERRED INCOME TAXES.......................................       393,560         329,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       113,000         113,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 7,188,213 in 2000
          and 6,828,387 in 1999.............................     7,188,213       6,828,387
     Additional paid-in capital.............................    26,878,477      25,725,195
     Retained deficit.......................................    (5,443,739)     (5,130,803)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    28,622,951      27,422,779
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 45,106,790    $ 41,023,377
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            YEAR ENDED MARCH 31
                                                 ------------------------------------------
                                                     2000           1999           1998
                                                 ------------   ------------   ------------
Sales..........................................  $120,267,809   $124,719,640   $148,840,724
Costs and expenses:
     Cost of products sold.....................   111,602,851    114,363,659    135,981,231
     Selling, general, and administrative......     4,479,215      4,694,933      5,193,206
     Interest expense..........................       546,160        443,686        431,498
                                                 ------------   ------------   ------------
                                                  116,628,226    119,502,278    141,605,935
                                                 ------------   ------------   ------------
                                                    3,639,583      5,217,362      7,234,789
Interest and other income......................       158,602        147,506         53,080
                                                 ------------   ------------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES..............................     3,798,185      5,364,868      7,287,869
Federal income taxes:
     Current...................................     1,227,384      1,884,057      2,537,877
     Deferred..................................        64,000        (60,000)       (60,000)
                                                 ------------   ------------   ------------
                                                    1,291,384      1,824,057      2,477,877
                                                 ------------   ------------   ------------
          NET EARNINGS.........................  $  2,506,801      3,540,811   $  4,809,992
                                                 ============   ============   ============
Average number of common shares outstanding:
  Basic........................................     7,547,624      7,528,702      7,512,901
  Diluted......................................     7,547,624      7,575,409      7,653,530
Net earnings per share:
  Basic........................................  $        .33   $        .47   $        .64
  Diluted......................................  $        .33   $        .47   $        .63

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL     RETAINED
                                                      COMMON       PAID-IN      EARNINGS
                                                      STOCK        CAPITAL      (DEFICIT)
                                                    ----------   -----------   -----------
Balance at March 31, 1997.........................  $6,161,994   $22,377,246   $(5,757,281)
Net earnings......................................          --            --     4,809,992
Exercise of stock options.........................      20,077        17,467            --
Issuance of Directors' shares.....................       2,000        16,500            --
Stock dividend (5%)...............................     307,737     1,269,415    (1,579,431)
Cash dividends ($.25 per share)...................          --            --    (1,912,759)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1998...............   6,491,808    23,680,628    (4,439,479)
Net earnings......................................          --            --     3,540,811
Exercise of stock options.........................      10,202         8,211            --
Issuance of Directors' shares.....................       2,000         9,000            --
Stock dividend (5%)...............................     324,377     2,027,356    (2,355,039)
Cash dividends ($0.25 per share)..................          --            --    (1,877,096)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1999...............   6,828,387    25,725,195    (5,130,803)
Net earnings......................................          --            --     2,506,801
Exercise of stock options.........................      16,021        36,666            --
Issuance of Directors' shares.....................       2,000         5,750            --
Stock dividend (5%)...............................     341,805     1,110,866    (1,454,108)
Cash dividends ($0.18 per share)..................          --            --    (1,365,629)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2000...............  $7,188,213   $26,878,477   $(5,443,739)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             2000          1999          1998
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 2,506,801   $ 3,540,811   $ 4,809,992
     Adjustments to reconcile net
       earnings to net cash provided by
       (used in) operating activities:
          Depreciation..................    1,043,103       671,735       665,908
          Loss on disposal of property,
            plant, and equipment........           --            --        26,008
          Directors' shares issued......        7,750        11,000        18,500
          Provision from deferred
            taxes.......................       64,000       (60,000)      (60,000)
     Decrease (increase) in operating
       assets:
          Accounts receivable...........   (4,823,822)    4,495,385    (1,302,188)
          Inventories...................   (3,004,339)    4,680,693    (3,383,198)
          Other.........................       61,706        74,672       (72,517)
     (Decrease) increase in operating
       liabilities:
          Accounts payable and accrued
            expenses....................    1,607,978    (6,085,463)    2,812,809
          Contribution to profit sharing
            plan........................       22,000       (28,000)       38,000
          Employee compensation and
            related expenses............      (76,080)     (213,411)      208,377
          Federal income taxes
            payable.....................      188,384      (275,943)       48,994
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            operating activities........   (2,402,519)    6,811,479     3,810,685
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................     (225,838)   (2,352,122)   (2,593,410)
     Cash value of officers' life
       insurance........................      (62,710)     (117,138)      (30,287)
                                          -----------   -----------   -----------
          Net cash used in investing
            activities..................     (288,548)   (2,469,260)   (2,623,697)
FINANCING ACTIVITIES
     Cash dividends paid................   (1,488,670)   (1,954,156)   (1,795,890)
     Proceeds from borrowings of
       long-term debt...................    5,000,000       833,334     2,566,666
     Principal payments on long-term
       debt.............................   (3,800,000)     (800,000)     (800,000)
     Payments on loans against life
       insurance........................     (426,630)           --            --
     Cash paid on fractional shares from
       stock dividend...................       (1,437)       (2,568)       (1,859)
     Cash received from exercised stock
       options..........................       52,687        18,413        37,543
                                          -----------   -----------   -----------
          Net cash (used in) provided by
            financing activities........     (664,050)   (1,904,977)        6,460
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........   (3,355,117)    2,437,242     1,193,448
     Cash and cash equivalents at
       beginning of year................    3,798,935     1,361,693       168,245
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $   443,818   $ 3,798,935   $ 1,361,693
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Incorporated, and its subsidiary (collectively, the "Company"). All material intercompany amounts and transactions have been eliminated.

     REVENUE RECOGNITION:  Revenues are recognized upon shipment of products.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                            YEAR ENDED MARCH 31
                                                         --------------------------
                                                            2000           1999
                                                         -----------    -----------
Coil...................................................  $11,705,839    $10,652,830
Tubular................................................   11,204,670      9,253,340
                                                         -----------    -----------
                                                         $22,910,509    $19,906,170
                                                         ===========    ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out method. At March 31, 2000, the replacement cost of LIFO inventories exceeded their LIFO value by approximately $2,741,000 while, at March 31, 1999, replacement cost was approximately the same as the LIFO value.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated on the basis of cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     PER SHARE INFORMATION: All applicable per share amounts herein have been retroactively adjusted to give effect to a 5% stock dividend distributed May 26, 2000.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $560,000 in 2000, $777,000 in 1999, and $513,000 in 1998. The
Company paid income taxes, net of refunds, of $1,039,000 in 2000, $2,180,000 in 1999, and $2,455,000 in 1998.

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

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $11.0 million, $8.0 million, and $21.7 million in 2000, 1999, and 1998, respectively. Loss of the LSS mill as a customer could have a material adverse effect on the Company's business.

FRIEDMAN INDUSTRIES, INCORPORATED

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 27,959 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                     2000                   1999                   1998
                                              -------------------    -------------------    -------------------
                                                         WEIGHTED               Weighted               Weighted
                                                         AVERAGE                Average                Average
                                                         EXERCISE               Exercise               Exercise
                                              SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                              -------    --------    -------    --------    -------    --------
Outstanding at beginning of year..........    437,174     $3.98      416,053     $3.85      440,923     $3.73
Granted...................................         --        --       32,524     $4.73           --        --
Exercised.................................    (17,581)    $2.99      (11,403)    $1.62      (24,870)    $1.62
                                              -------                -------                -------
Outstanding at end of year................    419,593     $4.02*     437,174     $3.98*     416,053     $3.85
                                              =======                =======                =======
Exercisable at end of year................    419,593     $4.02      404,650     $3.92      416,053     $3.85
Weighted average fair value of options
  granted during the year.................                  N/A                  $1.65                    N/A

* Range of $1.62 to $4.73 per share and a weighted average remaining life of 7.2 years.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced by .7%, .5% and 1.3% in 2000, 1999 and 1998, respectively. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.5%, a dividend yield of 3.8%, volatility factor of the expected market price of the Company's common stock of .28, and a weighted average expected life of the option of four years.

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

3. LONG-TERM DEBT

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term credit facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 2000, the Company had borrowings outstanding under the revolving facility of $6 million. The amount outstanding under the term credit facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term credit facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term credit facility. As of March 31, 2000, the principal amount of indebtedness outstanding under the term credit facility was $2.4 million. The annual principal payments required on long-term debt during the next five years are as follows:

                                               FRIEDMAN INDUSTRIES, INCORPORATED

2001........................................................  $  800,000
2002........................................................     800,000
2003........................................................   6,800,000
2004........................................................          --
2005........................................................          --
                                                              ----------
     Total..................................................  $8,400,000
                                                              ==========

     In July 1995, the Company borrowed $708,168 against the cash surrender value of officers' life insurance policies (the "borrowings"). During the year ended March 31, 2000, the Company repaid $426,630 of the borrowings, leaving a balance owing of $281,538 at an average interest rate of approximately 6%. The borrowings do not require specific repayment terms except that in the case of death, the borrowings related to the life insurance policy will be deducted from the proceeds of such policy.

4. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities are as follows:

                                                           MARCH 31
                                                     ---------------------
                                                       2000        1999
                                                     ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation.....................................  $(513,757)  $(470,625)
  Other............................................    (16,536)         --
                                                     ---------   ---------
Total deferred tax liabilities.....................   (530,293)   (470,625)
DEFERRED TAX ASSETS:
  Inventory capitalization.........................     74,155      85,908
  Postretirement benefits other than pensions......     38,420      38,420
  Other............................................     24,158      16,737
                                                     ---------   ---------
Total deferred tax assets..........................    136,733     141,065
                                                     ---------   ---------
Net deferred tax liabilities.......................  $(393,560)  $(329,560)
                                                     =========   =========

5. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $274,000 for the year ended March 31, 2000, $252,000 for the year ended March 31, 1999, and $280,000 for the year ended March 31, 1998. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

FRIEDMAN INDUSTRIES, INCORPORATED

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $40,000, $50,000 and $60,000 for the years ended March 31, 2000, 1999 and 1998, respectively.

6. INDUSTRY SEGMENT DATA

     The Company is engaged in the steel processing and distribution business. Within the Company, there are two product groups: coil processing and tubular products. Coil processing converts steel coils into flat sheet and plate steel cut to customer specifications. Through its Texas Tubular Products operation, the Company purchases, processes, manufactures, and markets tubular products.

     The following is a summary of significant financial information relating to the product groups:

                                                     YEAR ENDED MARCH 31
                                          ------------------------------------------
                                              2000           1999           1998
                                          ------------   ------------   ------------
NET SALES:
  Coil processing.......................  $ 77,842,307   $ 86,409,139   $ 87,619,322
  Tubular...............................    42,425,502     38,310,501     61,221,402
                                          ------------   ------------   ------------
          TOTAL NET SALES...............  $120,267,809   $124,719,640   $148,840,724
                                          ============   ============   ============
OPERATING PROFIT:
  Coil processing.......................  $  1,950,771   $  4,773,761   $  1,876,097
  Tubular...............................     3,414,479      2,210,841      7,593,430
                                          ------------   ------------   ------------
          TOTAL OPERATING PROFIT........     5,365,250      6,984,602      9,469,527
  Corporate expenses....................    (1,179,507)    (1,323,554)    (1,803,240)
  Interest expense......................      (546,160)      (443,686)      (431,498)
  Interest and other income.............       158,602        147,506         53,080
                                          ------------   ------------   ------------
          TOTAL EARNINGS BEFORE TAXES...  $  3,798,185   $  5,364,868   $  7,287,869
                                          ============   ============   ============
IDENTIFIABLE ASSETS:
  Coil processing.......................  $ 25,728,057   $ 24,030,442   $ 25,404,991
  Tubular...............................    18,183,058     12,913,517     19,054,950
                                          ------------   ------------   ------------
                                            43,911,115     36,943,959     44,459,941
  General corporate assets..............     1,195,675      4,079,418      1,579,420
                                          ------------   ------------   ------------
          TOTAL ASSETS..................  $ 45,106,790   $ 41,023,377   $ 46,039,361
                                          ============   ============   ============

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                                                  YEAR ENDED MARCH 31
                                          ------------------------------------
                                             2000         1999         1998
                                          ----------   ----------   ----------
DEPRECIATION:
  Coil processing.......................  $  701,526   $  326,577   $  317,851
  Tubular products......................     327,206      335,794      337,485
  Corporate and other...................      14,371        9,364       10,572
                                          ----------   ----------   ----------
                                          $1,043,103   $  671,735   $  665,908
                                          ==========   ==========   ==========
CAPITAL EXPENDITURES:
  Coil processing.......................  $  116,172   $2,316,306   $2,372,483
  Tubular products......................      49,248       33,216      200,635
  Corporate assets......................      60,418        2,600       20,292
                                          ----------   ----------   ----------
                                          $  225,838   $2,352,122   $2,593,410
                                          ==========   ==========   ==========

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense, and interest and other income. Corporate assets consist primarily of cash and cash equivalents and the cash value of officers' life insurance. There are no sales between product groups.

7. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2000 and 1999 (per share amounts have been adjusted for subsequent stock dividends):

                                                              Quarter Ended
                                          ------------------------------------------------------
                                            June 30     September 30   December 31    March 31
                                             1999           1999          1999          2000
                                          -----------   ------------   -----------   -----------
Net sales...............................  $26,664,262   $29,397,118    $29,894,914   $34,311,515
Gross profit............................    2,153,321     2,279,274     1,884,084      2,348,279
Net earnings............................      600,151       739,308       500,221        667,121
Net earnings per share(1):
  Basic.................................         0.08          0.10          0.07           0.09
  Diluted...............................         0.08          0.10          0.07           0.09

                                                              Quarter Ended
                                          ------------------------------------------------------
                                            June 30     September 30   December 31    March 31
                                             1998           1998          1998          1999
                                          -----------   ------------   -----------   -----------
Net sales...............................  $38,923,169   $32,178,289    $26,938,496   $26,679,686
Gross profit............................    2,921,393     2,867,212     2,131,504      2,435,872
Net earnings............................    1,022,748     1,015,084       681,700        821,279
Net earnings per share(1):
  Basic.................................         0.14          0.14          0.09           0.11
  Diluted...............................         0.13          0.13          0.09           0.11

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

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated, at March 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with auditing standards generally accepted in the United States.

                                    Ernst & Young LLP

May 26, 2000
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                    ---------------------------------------------------------------------------------
                                        2000             1999             1998             1997             1996
                                    -------------    -------------    -------------    -------------    -------------
Net sales.........................  $ 120,267,809    $ 124,719,640    $ 148,840,724    $ 119,920,966    $ 106,849,181
Net earnings......................      2,506,801        3,540,811        4,809,992        3,630,071        2,836,768
Total assets......................     45,106,790       41,023,377       46,039,361       38,117,191       32,812,986
Long-term debt....................      7,600,000        6,400,000        6,366,666        4,600,000        5,400,000
Stockholders' equity..............     28,622,951       27,422,779       25,732,957       22,781,959       20,428,936
Net earnings per share:
  Basic...........................           0.33             0.47             0.64             0.48             0.38
  Diluted.........................           0.33             0.47             0.63             0.48             0.38
Cash dividends declared per share
  adjusted for stock dividends....           0.18             0.25             0.25             0.18             0.15

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2000 compared to year ended March 31, 1999

     During the year ended March 31, 2000, sales, cost of products sold and gross profit decreased $4,451,831, $2,760,808 and $1,691,023, respectively, from the comparable amounts recorded during the year ended March 31, 1999. During fiscal 2000, the Company's tubular operations generated an increase in sales that was more than offset by a decline in sales associated with coil operations. Tubular operations benefited from stronger demand for tubular products in fiscal 2000 and the Company recorded a 25% increase in tubular tons sold. Conversely, coil operations were adversely affected by softer demand for these products and a 6% decline in coil tons sold was recorded. In addition, coil operations incurred significant increases in the costs of coil products that could not be immediately passed along to customers. Gross profit as a percentage of sales decreased from 8.3% in fiscal 1999 to 7.2% in fiscal 2000. Improved margins earned on tubular sales were more than offset by a significant decline in margins earned on coil product sales.

     Interest expense increased $102,474 from the amount recorded during fiscal 1999. During fiscal 1999, certain interest costs were related to construction of fixed assets and were capitalized.

     Federal income taxes declined $532,673 from the amount recorded during fiscal 1999. This decrease resulted from the decline in earnings before taxes as the effective tax rates were the same for both years.

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

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 2000. Current ratios were 4.4 and 4.8 at March 31, 2000 and March 31, 1999, respectively. Working capital was $28,568,099 at March 31, 2000 and $25,776,002 at March 31, 1999.

FRIEDMAN INDUSTRIES, INCORPORATED

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 2000, the Company had borrowings outstanding under the revolving facility of $6 million. The term facility included borrowings of $1.2 million from the previous term note and also provided for additional advances up to $3.5 million, all of which converted to a term loan on December 31, 1998. The amount outstanding under the term facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term facility. As of March 31, 2000, the principal amount of indebtedness outstanding under the term facility was $2.4 million.

     The Company believes that its cash flow from operations and borrowing capability under its line of credit and term debt facilities are adequate to fund its expected cash requirements for the year ended March 31, 2001.

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

EFFECT OF YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programming being written using two digits rather than four to define the applicable year. Any of the Company's systems, as well as those of key vendors, payors and customers, that have date sensitive logic may interpret a date using "00" as the year 1900 rather than 2000. This may cause inaccurate processing or possible system failure and may potentially disrupt operations. This disruption may result in, among other things, a temporary inability to process transactions, send bills for services or engage in similar normal business activities. To date, the Year 2000 issue has not resulted in significant operational or financial problems for the Company. The Company is not aware of any significant problems experienced by its suppliers, third-party payors or customers as a result of the Year 2000 issue, but the Company will continue to communicate with such parties regarding any possible problems. The foregoing statements are intended to be and hereby are designated "Year 2000 Readiness Disclosure Statements" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                     YEAR ENDED MARCH 31
                                    --------------------------------------------------------------------------------------
                                        2000           1999           1998           1997           1996          1995
                                    ------------   ------------   ------------   ------------   ------------   -----------
Net sales.........................  $120,267,809   $124,719,640   $148,840,724   $119,920,966   $106,849,181   $97,968,805
Earnings..........................  $  2,506,801   $  3,540,811   $  4,809,992   $  3,630,071   $  2,836,768   $ 2,458,132
Current assets....................  $ 36,945,378   $ 32,534,040   $ 39,347,548   $ 33,357,160   $ 27,524,670   $25,956,555
Current liabilities...............  $  8,377,279   $  6,758,038   $ 13,437,178   $ 10,172,672   $  6,410,527   $ 5,816,334
Net working capital...............  $ 28,568,099   $ 25,776,002   $ 25,910,370   $ 23,184,488   $ 21,114,143   $20,140,221
Total assets......................  $ 45,106,790   $ 41,023,377   $ 46,039,361   $ 38,117,191   $ 32,812,986   $32,074,862
Stockholders' equity..............  $ 28,622,951   $ 27,422,779   $ 25,732,957   $ 22,781,959   $ 20,428,936   $18,722,781
Earnings as a percent of
    Net sales.....................           2.1            2.8            3.2            3.0            2.7           2.5
    Stockholders' equity..........           8.8           12.9           18.7           15.9           13.9          13.1
Average number of common shares
  outstanding: Basic(2)...........     7,547,624      7,528,702      7,512,901      7,489,943      7,446,076     7,444,041
Per share
  Net earnings per share:
    Basic(2)......................        $ 0.33         $ 0.47         $ 0.64         $ 0.48         $ 0.38        $ 0.33
  Stockholders' equity(2).........        $ 3.79         $ 3.64         $ 3.43         $ 3.04         $ 2.74        $ 2.52
Cash dividends per common
  share(2)........................        $ 0.18         $ 0.25         $ 0.25         $ 0.18         $ 0.15        $ 0.16
Stock dividend declared...........            5%             5%             5%             5%             5%            5%

                                                     YEAR ENDED MARCH 31
                                    ------------------------------------------------------
                                       1994           1993          1992          1991
                                    -----------    -----------   -----------   -----------
Net sales.........................  $70,908,065    $56,230,967   $42,609,330   $50,264,851
Earnings..........................  $ 1,691,075(1) $   806,272   $   483,720   $   866,259
Current assets....................  $21,014,281    $16,542,769   $15,537,203   $16,826,544
Current liabilities...............  $ 5,534,143    $ 3,549,495   $ 2,849,637   $ 2,501,178
Net working capital...............  $15,480,138    $12,993,274   $12,687,566   $14,325,366
Total assets......................  $27,184,421    $20,491,441   $19,619,875   $20,936,487
Stockholders' equity..............  $17,430,337    $16,528,543   $16,277,792   $16,274,914
Earnings as a percent of
    Net sales.....................          2.4            1.4           1.1           1.7
    Stockholders' equity..........          9.7            4.9           3.0           5.3
Average number of common shares
  outstanding: Basic(2)...........    7,440,888      7,440,328     7,440,328     7,440,328
Per share
  Net earnings per share:
    Basic(2)......................       $ 0.23(1)      $ 0.11        $ 0.07        $ 0.12
  Stockholders' equity(2).........       $ 2.34         $ 2.22        $ 2.19        $ 2.19
Cash dividends per common
  share(2)........................       $ 0.11         $ 0.07        $ 0.07        $ 0.10
Stock dividend declared...........           5%             5%            5%            5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Adjusted for stock dividends.

                    [FRIEDMAN INDUSTRIES, INCORPORATED LOGO]