Form 10-K, Exhibit 13
period 2001-03-31
FRIEDMAN INDUSTRIES INC
filed 2001-06-28
CIK 39092

                                                                      FRIEDMAN
                                                                    INDUSTRIES,
                                                                    INCORPORATED






                                                                        2001
                                                                   ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

                                                        2001             2000
                                                    ------------     ------------

         Net sales................................  $120,395,583     $120,267,809

         Net earnings.............................    $2,927,582       $2,506,801

         Net earnings per share (Basic)*..........         $0.39            $0.33

         Cash dividends per share*................         $0.16            $0.18

         Stock dividend...........................            --                5%

         Stockholders' equity.....................   $30,378,150      $28,622,951

         Stockholders' equity per share
           (Basic)*...............................         $4.01            $3.79

         Working capital..........................   $27,959,527      $28,568,099

         * Adjusted for stock dividends.

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

     In a difficult year for the steel industry in general, the Company is pleased to report an increase in earnings. Operating profit from coil operations declined from the results recorded during fiscal 2000. Coil operations were adversely affected by soft market conditions which had the effect of generating intense competition for available sales and decreasing gross profit earned on coil product sales. This decrease was offset by an increase in operating profit generated by the Company's tubular operations which benefited from improved market conditions during fiscal 2001.

     You are cordially invited to attend the Annual Meeting of Shareholders to be held on August 30, 2001. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

  SALES OFFICE -- COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE -- TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511
  WEB SITE ADDRESS
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, 51st Floor
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

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

Charles W. Hall
Partner, Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Henry Spira
Retired; Former Vice President,
Friedman Industries, Incorporated
Houston, Texas

Kirk K. Weaver
President,
Recycalyst Technologies Corporation
(recycling and catalysts services),
Houston, Texas;
Chairman of the Board and
Chief Executive Officer,
LTI Technologies, Inc.
(technical services)
Houston, Texas

Joe L. Williams
Chairman and Chief Executive Officer,
Wisenberg Insurance + Risk Management
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K for the year ended March 31, 2001 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

     Steel sheet and plate and coil processing services are sold directly through the Company's own sales force to approximately 340 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products operation located in Lone Star, Texas, purchases, processes, manufactures and markets tubular products ("pipe"). The Company sells pipe nationally to approximately 350 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's product groups is contained in Note 7 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------

               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                  FISCAL 2001                FISCAL 2000
                                                              -------------------        --------------------
                                                              HIGH          LOW           HIGH          LOW
                                                              -----        ------        ------        ------
First Quarter...............................................  4.00         3.0625        4.625         3.8125
Second Quarter..............................................  4.25         3.0625        4.4375        3.3125
Third Quarter...............................................  3.875        2.75          3.875         3.25
Fourth Quarter..............................................  2.89         2.75          4.125         3.3125

                               ------------------

                  DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                                 FISCAL 2001               FISCAL 2000
                                                              ------------------        ------------------
                                                              CASH         STOCK        CASH         STOCK
                                                              -----        -----        -----        -----
First Quarter...............................................  $ .04         --          $ .05         --
Second Quarter..............................................  $ .04         --          $ .05         --
Third Quarter...............................................  $ .04         --          $ .05         --
Fourth Quarter..............................................  $ .04         --          $ .04          5%
(Per share amounts above have not been adjusted to reflect stock dividends.)

                               ------------------

     The Company's Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

     The approximate number of shareholders of record as of April 27, 2001 was 620.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $    669,076    $    443,818
     Accounts receivable....................................    10,584,735      13,533,550
     Inventories............................................    28,817,375      22,910,509
     Other..................................................       160,143          57,501
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    40,231,329      36,945,378
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................       221,543         221,543
     Buildings and yard improvements........................     3,346,912       3,346,912
     Machinery and equipment................................    16,458,899      16,075,816
     Less accumulated depreciation..........................   (13,201,590)    (12,170,191)
                                                              ------------    ------------
                                                                 6,825,764       7,474,080
OTHER ASSET:
     Cash value of officers' life insurance.................       953,419         687,332
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 48,010,512    $ 45,106,790
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $ 10,443,848    $  6,447,538
     Current portion of long-term debt......................       800,000         800,000
     Dividends payable......................................       302,746         287,522
     Income taxes payable...................................       127,209         256,906
     Contribution to profit sharing plan....................       288,000         274,000
     Employee compensation and related expenses.............       309,999         311,313
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................    12,271,802       8,377,279
LONG-TERM DEBT, less current portion........................     4,800,000       7,600,000
DEFERRED INCOME TAXES.......................................       447,560         393,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       113,000         113,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 7,568,839 in 2001
          and 7,188,213 in 2000.............................     7,568,839       7,188,213
     Additional paid-in capital.............................    27,703,829      26,878,477
     Retained deficit.......................................    (4,894,518)     (5,443,739)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    30,378,150      28,622,951
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 48,010,512    $ 45,106,790
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            YEAR ENDED MARCH 31
                                                 ------------------------------------------
                                                     2001           2000           1999
                                                 ------------   ------------   ------------
Sales..........................................  $120,395,583   $120,267,809   $124,719,640
Costs and expenses:
     Cost of products sold.....................   110,855,198    111,602,851    114,363,659
     Selling, general, and administrative......     4,686,085      4,479,215      4,694,933
     Interest expense..........................       624,431        546,160        443,686
                                                 ------------   ------------   ------------
                                                  116,165,714    116,628,226    119,502,278
                                                 ------------   ------------   ------------
                                                    4,229,869      3,639,583      5,217,362
Interest and other income......................       205,862        158,602        147,506
                                                 ------------   ------------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES..............................     4,435,731      3,798,185      5,364,868
Federal income taxes:
     Current...................................     1,454,149      1,227,384      1,884,057
     Deferred..................................        54,000         64,000        (60,000)
                                                 ------------   ------------   ------------
                                                    1,508,149      1,291,384      1,824,057
                                                 ------------   ------------   ------------
          NET EARNINGS.........................  $  2,927,582   $  2,506,801   $  3,540,811
                                                 ============   ============   ============
Average number of common shares outstanding:
  Basic........................................     7,568,839      7,547,624      7,528,702
  Diluted......................................     7,568,839      7,547,624      7,575,409
Net earnings per share:
  Basic........................................  $        .39   $        .33   $        .47
  Diluted......................................  $        .39   $        .33   $        .47

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL     RETAINED
                                                      COMMON       PAID-IN      EARNINGS
                                                      STOCK        CAPITAL      (DEFICIT)
                                                    ----------   -----------   -----------
Balance at March 31, 1998.........................  $6,491,808   $23,680,628   $(4,439,479)
Net earnings......................................          --            --     3,540,811
Exercise of stock options.........................      10,202         8,211            --
Issuance of Directors' shares.....................       2,000         9,000            --
Stock dividend (5%)...............................     324,377     2,027,356    (2,355,039)
Cash dividends ($.25 per share)...................          --            --    (1,877,096)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1999...............   6,828,387    25,725,195    (5,130,803)
Net earnings......................................          --            --     2,506,801
Exercise of stock options.........................      16,021        36,666            --
Issuance of Directors' shares.....................       2,000         5,750            --
Stock dividend (5%)...............................     341,805     1,110,866    (1,454,108)
Cash dividends ($0.18 per share)..................          --            --    (1,365,629)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2000...............   7,188,213    26,878,477    (5,443,739)
Net earnings......................................          --            --     2,927,582
Exercise of stock options.........................      19,547        11,924            --
Issuance of Directors' shares.....................       2,000         5,500            --
Stock dividend (5%)...............................     359,079       807,928    (1,167,007)
Cash dividends ($0.16 per share)..................          --            --    (1,211,354)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2001...............  $7,568,839   $27,703,829   $(4,894,518)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             2001          2000          1999
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 2,927,582   $ 2,506,801   $ 3,540,811
     Adjustments to reconcile net
       earnings to net cash provided by
       (used in) operating activities:
          Depreciation..................    1,047,579     1,043,103       671,735
          Directors' shares issued......        7,500         7,750        11,000
          Benefit from deferred taxes...       54,000        64,000       (60,000)
     Changes in operating assets and
       liabilities:
          Accounts receivable...........    2,948,815    (4,823,822)    4,495,385
          Inventories...................   (5,906,866)   (3,004,339)    4,680,693
          Other assets..................     (102,642)       61,706        74,672
          Accounts payable and accrued
            expenses....................    3,996,310     1,607,978    (6,085,463)
          Contribution to profit sharing
            plan........................       14,000        22,000       (28,000)
          Employee compensation and
            related expenses............       (1,314)      (76,080)     (213,411)
          Federal income taxes
            payable.....................     (129,697)      188,384      (275,943)
                                          -----------   -----------   -----------
          Net cash provided by (used in)
            operating activities........    4,855,267    (2,402,519)    6,811,479
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................     (399,263)     (225,838)   (2,352,122)
     Increase in cash value of officers'
       life insurance...................      (98,500)      (62,710)     (117,138)
                                          -----------   -----------   -----------
          Net cash used in investing
            activities..................     (497,763)     (288,548)   (2,469,260)
FINANCING ACTIVITIES
     Cash dividends paid................   (1,195,051)   (1,488,670)   (1,954,156)
     Proceeds from borrowings of
       long-term debt...................           --     5,000,000       833,334
     Principal payments on long-term
       debt.............................   (2,800,000)   (3,800,000)     (800,000)
     Payments on loans against life
       insurance........................     (167,587)     (426,630)           --
     Cash paid on fractional shares from
       stock dividend...................       (1,079)       (1,437)       (2,568)
     Cash received from exercised stock
       options..........................       31,471        52,687        18,413
                                          -----------   -----------   -----------
          Net cash used in financing
            activities..................   (4,132,246)     (664,050)   (1,904,977)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........      225,258    (3,355,117)    2,437,242
     Cash and cash equivalents at
       beginning of year................      443,818     3,798,935     1,361,693
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $   669,076   $   443,818   $ 3,798,935
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Inc., and its subsidiary (collectively, the "Company"). All material intercompany amounts and transactions have been eliminated.

     REVENUE RECOGNITION: Revenues are recognized upon shipment of products. The terms of all shipments made by the Company is free on board shipping point.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                             YEAR ENDED MARCH 31
                                                          -------------------------
                                                             2001          2000
                                                          -----------   -----------
Coil....................................................  $12,106,418   $11,705,839
Tubular.................................................   16,710,957    11,204,670
                                                          -----------   -----------
                                                          $28,817,375   $22,910,509
                                                          ===========   ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out method. At March 31, 2001, LIFO replacement cost was approximately the same as the LIFO value, while, at March 31, 2000, the replacement cost of LIFO inventories exceeded their LIFO value by approximately $2,741,000.

     During the year ended March 31, 2001, coil inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities being carried at higher costs prevailing in prior years as compared with the costs of fiscal 2001 purchases, the effect of which was not material to the financial statements.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated on the basis of cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $637,000 in 2001, $560,000 in 2000, and $777,000 in 1999. The
Company paid income taxes, net of refunds, of $1,583,800 in 2001, $1,039,000 in 2000, and $2,180,200 in 1999.

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

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS

FRIEDMAN INDUSTRIES, INCORPORATED
were approximately $17.0 million, $11.0 million, and $8.0 million in 2001, 2000, and 1999, respectively. Loss of the LSS mill as a customer could have a material adverse effect on the Company's business.

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

                                                     2001                   2000                   1999
                                              -------------------    -------------------    -------------------
                                                         WEIGHTED               Weighted               Weighted
                                                         AVERAGE                Average                Average
                                                         EXERCISE               Exercise               Exercise
                                              SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                              -------    --------    -------    --------    -------    --------
Outstanding at beginning of year..........    419,593     $4.02      437,174     $3.98      416,053     $3.85
Granted...................................         --        --           --        --       32,524     $4.73
Exercised.................................    (19,547)    $1.62      (17,581)    $2.99      (11,403)    $1.62
                                              -------                -------                -------
Outstanding at end of year................    400,046     $4.14*     419,593     $4.02      437,174     $3.98
                                              =======                =======                =======
Exercisable at end of year................    400,046     $4.14      419,593     $4.02      404,650     $3.92
Weighted average fair value of options
  granted during the year.................                  N/A                    N/A                  $1.65

* Range of $2.94 to $4.73 per share and a weighted average remaining life of 6.2 years.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced by 0.0%, 0.7%, and 0.5% in 2001, 2000, and 1999, respectively. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.5%, a dividend yield of 3.8%, volatility factor of the expected market price of the Company's common stock of 0.28, and a weighted average expected life of the option of four years.

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

3. LONG-TERM DEBT

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term credit facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 2001, the Company had borrowings

                                               FRIEDMAN INDUSTRIES, INCORPORATED
outstanding under the revolving facility of $4 million. The term credit facility provided the Company with additional advances up to $3.5 million. The amount outstanding under the term credit facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term credit facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term credit facility. As of March 31, 2001, the principal amount of indebtedness outstanding under the term credit facility was $1.6 million. The fair value of the Company's credit facilities, including its swap arrangement, is approximately the same as the carrying values at March 31, 2001. The annual principal payments required on long-term debt during the next five years are as follows:

2002........................................................   $  800,000
2003........................................................    4,800,000
2004........................................................           --
2005........................................................           --
2006........................................................           --
                                                               ----------
     Total..................................................   $5,600,000
                                                               ==========

     In July 1995, the Company borrowed $708,168 against the cash surrender value of officers' life insurance policies (the "borrowings"). The Company repaid $167,587 and $426,630 of the loans against the cash surrender value of officers' life insurance policies during the years ended March 31, 2001 and 2000, respectively. The balance of the borrowings bears interest at 5% and does not require specific repayment terms except that in the case of death, the borrowings related to the life insurance policy will be deducted from the proceeds of such policy.

4. EARNINGS PER SHARE

     Basic and dilutive net income per share is computed based on the following information:

                                                       YEAR ENDED MARCH 31
                                               ------------------------------------
                                                  2001         2000         1999
                                               ----------   ----------   ----------
BASIC
Net income...................................  $2,927,582   $2,506,801   $3,540,811
                                               ==========   ==========   ==========
Average common shares........................   7,568,839    7,547,624    7,528,702
                                               ==========   ==========   ==========
DILUTIVE
Net income...................................  $2,927,582   $2,506,801   $3,540,811
                                               ==========   ==========   ==========
Average common shares........................   7,568,839    7,547,624    7,528,702
Common share equivalents:
  Warrants...................................          --           --           --
  Options....................................          --           --       46,707
                                               ----------   ----------   ----------
Total common share equivalents...............          --           --       46,707
                                               ----------   ----------   ----------
Average common shares and common
  equivalents................................   7,568,839    7,547,624    7,575,409
                                               ==========   ==========   ==========

5. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes.

FRIEDMAN INDUSTRIES, INCORPORATED

Significant components of the Company's consolidated deferred tax assets (liabilities) are as follows:

                                                            MARCH 31
                                                      ---------------------
                                                        2001        2000
                                                      ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation......................................  $(607,560)  $(513,757)
  Other.............................................         --     (16,536)
                                                      ---------   ---------
Total deferred tax liabilities......................   (607,560)   (530,293)
DEFERRED TAX ASSETS:
  Inventory capitalization..........................     95,621      74,155
  Postretirement benefits other than pensions.......     38,420      38,420
  Other.............................................     25,959      24,158
                                                      ---------   ---------
Total deferred tax assets...........................    160,000     136,733
                                                      ---------   ---------
Net deferred tax liabilities........................  $(447,560)  $(393,560)
                                                      =========   =========

     The Company's effective tax rates approximate the statutory rates.

6. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $288,000 for the year ended March 31, 2001, $274,000 for the year ended March 31, 2000, and $252,000 for the year ended March 31, 1999. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $39,000, $40,000 and $50,000 for the years ended March 31, 2001, 2000 and 1999, respectively.

7. INDUSTRY SEGMENT DATA

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     The following is a summary of significant financial information relating to the product groups:

                                                            YEAR ENDED MARCH 31
                                                 ------------------------------------------
                                                     2001           2000           1999
                                                 ------------   ------------   ------------
NET SALES:
  Coil processing..............................  $ 68,517,334   $ 77,842,307   $ 86,409,139
  Tubular......................................    51,878,249     42,425,502     38,310,501
                                                 ------------   ------------   ------------
          TOTAL NET SALES......................  $120,395,583   $120,267,809   $124,719,640
                                                 ============   ============   ============
OPERATING PROFIT:
  Coil processing..............................  $  1,028,425   $  1,950,771   $  4,773,761
  Tubular......................................     5,034,620      3,414,479      2,210,841
                                                 ------------   ------------   ------------
          TOTAL OPERATING PROFIT...............     6,063,045      5,365,250      6,984,602
  Corporate expenses...........................    (1,208,745)    (1,179,506)    (1,323,554)
  Interest expense.............................      (624,431)      (546,160)      (443,686)
  Interest and other income....................       205,862        158,601        147,506
                                                 ------------   ------------   ------------
          TOTAL EARNINGS BEFORE TAXES..........  $  4,435,731   $  3,798,185   $  5,364,868
                                                 ============   ============   ============
IDENTIFIABLE ASSETS:
  Coil processing..............................  $ 23,914,639   $ 25,728,057   $ 24,030,442
  Tubular......................................    22,374,098     18,183,058     12,913,517
                                                 ------------   ------------   ------------
                                                   46,288,737     43,911,115     36,943,959
  General corporate assets.....................     1,721,775      1,195,675      4,079,418
                                                 ------------   ------------   ------------
          TOTAL ASSETS.........................  $ 48,010,512   $ 45,106,790   $ 41,023,377
                                                 ============   ============   ============
DEPRECIATION:
  Coil processing..............................  $    685,126   $    701,526   $    326,577
  Tubular products.............................       338,933        327,206        335,794
  Corporate and other..........................        23,520         14,371          9,364
                                                 ------------   ------------   ------------
                                                 $  1,047,579   $  1,043,103   $    671,735
                                                 ============   ============   ============
CAPITAL EXPENDITURES:
  Coil processing..............................  $    117,205   $    116,172   $  2,316,306
  Tubular products.............................       258,745         49,248         33,216
  Corporate assets.............................        23,313         60,418          2,600
                                                 ------------   ------------   ------------
                                                 $    399,263   $    225,838   $  2,352,122
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

FRIEDMAN INDUSTRIES, INCORPORATED

8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2001 and 2000 (per share amounts have been adjusted for subsequent stock dividends):

                                                      Quarter Ended
                                  ------------------------------------------------------
                                    June 30     September 30   December 31    March 31
                                     2000           2000          2000          2001
                                  -----------   ------------   -----------   -----------
Net sales.......................  $32,274,930   $31,064,827    $27,834,551   $29,221,275
Gross profit....................    2,593,299     2,478,949      2,176,288     2,291,849
Net earnings....................      805,518       804,679        645,590       671,795
Net earnings per share(1):
  Basic.........................         0.11          0.11           0.09          0.09
  Diluted.......................         0.11          0.11           0.09          0.09

                                                      Quarter Ended
                                  ------------------------------------------------------
                                    June 30     September 30   December 31    March 31
                                     1999           1999          1999          2000
                                  -----------   ------------   -----------   -----------
Net sales.......................  $26,664,262   $29,397,118    $29,894,914   $34,311,515
Gross profit....................    2,153,321     2,279,274      1,884,084     2,348,279
Net earnings....................      600,151       739,308        500,221       667,121
Net earnings per share(1):
  Basic.........................         0.08          0.10           0.07          0.09
  Diluted.......................         0.08          0.10           0.07          0.09

(1) The sum of the quarterly net income per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Friedman Industries, Inc.

We have audited the accompanying consolidated balance sheets of Friedman Industries, Inc. as of March 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Inc. at March 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP
May 25, 2001
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                    ---------------------------------------------------------------------------------
                                        2001             2000             1999             1998             1997
                                    -------------    -------------    -------------    -------------    -------------
Net sales.........................  $1120,395,583    $ 120,267,809    $ 124,719,640    $ 148,840,724    $ 119,920,966
Net earnings......................      2,927,582        2,506,801        3,540,811        4,809,992        3,630,071
Total assets......................     48,010,512       45,106,790       41,023,377       46,039,361       38,117,191
Long-term debt....................      4,800,000        7,600,000        6,400,000        6,366,666        4,600,000
Stockholders' equity..............     30,378,150       28,622,951       27,422,779       25,732,957       22,781,959
Net earnings per share:
  Basic...........................           0.39             0.33             0.47             0.64             0.48
  Diluted.........................           0.39             0.33             0.47             0.63             0.48
Cash dividends declared per share
  adjusted for stock dividends....           0.16             0.18             0.25             0.25             0.18

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2001 compared to year ended March 31, 2000

     During the year ended March 31, 2001, sales increased $127,774 and cost of products sold decreased $747,653 from the comparable amounts recorded during the year ended March 31, 2000, which resulted in an increase in gross profit of $875,427. Gross profit earned on tubular sales increased $1,792,702 but was partially offset by a decline of $917,275 in gross profit earned on coil sales. Tubular operations benefited from improved market conditions during fiscal 2001 and recorded an increase in tons shipped of approximately 16%. Conversely, soft market conditions for coil products had the effect of generating intense competition for available sales and decreasing gross profit. Tons of coil products sold during fiscal 2001 declined approximately 13%. Gross profit as a percent of sales was 7.2% and 7.9% during fiscal 2000 and 2001, respectively. This improvement was associated primarily with improved tubular operations as noted above.

     Interest expense increased $78,271 from the amount recorded during fiscal 2000. This increase was related primarily to an increase in debt associated with working capital requirements.

     Interest and other income increased $47,260 from the amount recorded during fiscal 2000. This increase resulted primarily from other income associated with the increase in the cash surrender value of life insurance policies.

     Federal income taxes increased $216,765 as the result of the increase in earnings before taxes. The effective tax rates were the same for both fiscal 2001 and 2000.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 2001. Current ratios were 3.3 and 4.4 at March 31, 2001 and March 31, 2000, respectively. Working capital was $27,959,527 at March 31, 2001 and $28,568,099 at March 31, 2000. Several components comprising working capital at March 31, 2001 and March 31, 2000 changed substantially. Accounts receivable decreased $2,948,815, inventories increased $5,906,866 and accounts payable increased $3,996,310 from the respective amounts recorded at March 31, 2000. A decline in February 2001 and March 2001 sales was the primary factor associated with the decrease in accounts receivable and the increase in inventories. The increase in accounts payable was primarily associated with vendors offering and the Company taking extended payment terms on inventory purchases. In general, the Company believes that assets and liabilities should reflect the current level of operations. Accordingly, the Company expects to adjust inventories, accounts payable and liabilities in general to levels commensurate with current operations.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term facility"). Pursuant to the revolving facility which expires April 1, 2002, the Company may borrow up to $8 million at an interest rate no greater than the bank's prime rate. At March 31, 2001, the Company had borrowings outstanding under the revolving facility of $4 million. The term facility included borrowings of $1.2 million from the previous term note and also provided for additional advances up to $3.5 million, all of which converted to a term loan on December 31, 1998. The amount outstanding under the term facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term facility. As of March 31, 2001, the principal amount of indebtedness outstanding under the term facility was $1.6 million.

     The Company believes that its cash flow from operations and borrowing capability under its line of credit and term debt facilities are adequate to fund its expected cash requirements for the year ended March 31, 2002.

FORWARD-LOOKING STATEMENTS

     From time to time, the Company may make certain statements that contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity and product quality. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company's filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors including but not limited to changes in the demand and prices for the Company's products, changes in the demand for steel and steel products in general, and the Company's success in executing its internal operating plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                     YEAR ENDED MARCH 31
                                   ---------------------------------------------------------------------------------------
                                       2001           2000           1999           1998           1997           1996
                                   ------------   ------------   ------------   ------------   ------------   ------------
Net sales........................  $120,395,583   $120,267,809   $124,719,640   $148,840,724   $119,920,966   $106,849,181
Earnings.........................  $  2,927,582   $  2,506,801   $  3,540,811   $  4,809,992   $  3,630,071   $  2,836,768
Current assets...................  $ 40,231,329   $ 36,945,378   $ 32,534,040   $ 39,347,548   $ 33,357,160   $ 27,524,670
Current liabilities..............  $ 12,271,802   $  8,377,279   $  6,758,038   $ 13,437,178   $ 10,172,672   $  6,410,527
Net working capital..............  $ 27,959,527   $ 28,568,099   $ 25,776,002   $ 25,910,370   $ 23,184,488   $ 21,114,143
Total assets.....................  $ 48,010,512   $ 45,106,790   $ 41,023,377   $ 46,039,361   $ 38,117,191   $ 32,812,986
Stockholders' equity.............  $ 30,378,150   $ 28,622,951   $ 27,422,779   $ 25,732,957   $ 22,781,959   $ 20,428,936
Earnings as a percent of
    Net sales....................           2.4            2.1            2.8            3.2            3.0            2.7
    Stockholders' equity.........           9.6            8.8           12.9           18.7           15.9           13.9
Average number of common shares
  outstanding: Basic(2)..........     7,568,839      7,547,624      7,528,702      7,512,901      7,489,943      7,446,076
Per share
  Net earnings per share:
    Basic(2).....................        $ 0.39         $ 0.33         $ 0.47         $ 0.64         $ 0.48         $ 0.38
  Stockholders' equity(2)........        $ 4.01         $ 3.79         $ 3.64         $ 3.43         $ 3.04         $ 2.74
Cash dividends per common
  share(2).......................        $ 0.16   $       0.18         $ 0.25         $ 0.25         $ 0.18         $ 0.15
Stock dividend declared..........            --             5%             5%             5%             5%             5%

                                                    YEAR ENDED MARCH 31
                                   ------------------------------------------------------
                                      1995          1994           1993          1992
                                   -----------   -----------    -----------   -----------
Net sales........................  $97,968,805   $70,908,065    $56,230,967   $42,609,330
Earnings.........................  $ 2,458,132   $ 1,691,075(1) $   806,272   $   483,720
Current assets...................  $25,956,555   $21,014,281    $16,542,769   $15,537,203
Current liabilities..............  $ 5,816,334   $ 5,534,143    $ 3,549,495   $ 2,849,637
Net working capital..............  $20,140,221   $15,480,138    $12,993,274   $12,687,566
Total assets.....................  $32,074,862   $27,184,421    $20,491,441   $19,619,875
Stockholders' equity.............  $18,722,781   $17,430,337    $16,528,543   $16,277,792
Earnings as a percent of
    Net sales....................          2.5           2.4            1.4           1.1
    Stockholders' equity.........         13.1           9.7            4.9           3.0
Average number of common shares
  outstanding: Basic(2)..........    7,444,041     7,440,888      7,440,328     7,440,328
Per share
  Net earnings per share:
    Basic(2).....................       $ 0.33        $ 0.23(1)      $ 0.11        $ 0.07
  Stockholders' equity(2)........       $ 2.52        $ 2.34         $ 2.22        $ 2.19
Cash dividends per common
  share(2).......................       $ 0.16        $ 0.11         $ 0.07        $ 0.07
Stock dividend declared..........           5%            5%             5%            5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Adjusted for stock dividends.