Form 10-K, Exhibit 13
period 2002-03-31
FRIEDMAN INDUSTRIES INC
filed 2002-07-01
CIK 39092

                                                                    EXHIBIT 13.1

                               THE COMPANY'S ANNUAL
                             REPORT TO SHAREHOLDERS FOR
                        THE FISCAL YEAR ENDED MARCH 31, 2002

                                    FRIEDMAN
                                   INDUSTRIES
                                  INCORPORATED

                                      2002
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                              FINANCIAL HIGHLIGHTS

                                                        2002             2001
                                                    ------------     ------------
         Net sales................................   $97,817,956     $120,395,583
         Net earnings.............................      $940,039       $2,927,582
         Net earnings per share (Basic)...........         $0.12            $0.39
         Cash dividends per share.................         $0.11            $0.16
         Stockholders' equity.....................   $30,491,351      $30,378,150
         Stockholders' equity per share (Basic)...         $4.03            $4.01
         Working capital..........................   $25,009,882      $27,959,527

TO OUR SHAREHOLDERS:

     The Company, and the steel industry in general, experienced a very difficult year due primarily to soft market conditions for steel products and services. During the year, many steel companies ceased operations and/or declared bankruptcy and, as can be seen above in the financial highlights, the Company's performance was adversely affected by these conditions.

     The Houston coil processing facility was closed in November 2001. Management believed that the capital required to run this facility could be more efficiently deployed in other Company business.

     In December 2001, the Company formed the XSCP Division, which is located adjacent to the Company's coil processing facility in Hickman, Arkansas. XSCP Division purchases and markets excess prime and secondary hot-rolled steel coils received from Nucor Steel Company.

     Finally, I regret to report the death of Henry Spira, a director of the Company since 1965. Mr. Spira died on June 14, 2002 at the age of 97. Mr. Spira had been associated with the Company since 1941. Those who knew him appreciated his honesty, integrity and good judgment. He will be greatly missed.

     You are cordially invited to attend the Annual Meeting of Shareholders to be held on September 4, 2002. The meeting will be held at 11:00 a.m. in the office of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Benny B. Harper
Senior Vice President -- Finance
and Secretary/Treasurer

Thomas N. Thompson
Senior Vice President -- Sales and Marketing

Ronald L. Burgerson
Vice President

Dale Ray
Vice President

Howard Henderson
Vice President of Operations -- Texas Tubular Division

Robert Sparkman
Vice President of Sales -- Coil Divisions

Dan Vivian
Vice President of Operations -- Hickman Coil Facility

William Walker
Vice President of Sales -- Texas Tubular Division

Charles W. Hall
Assistant Secretary

COMPANY OFFICES AND WEB SITE
  MAIN OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE -- COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE -- TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511

  WEB SITE
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

DIRECTORS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Charles W. Hall
Counsel, Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Kirk K. Weaver
Chairman of the Board and
Chief Executive Officer,
LTI Technologies, Inc.
(technical services)
Houston, Texas

Joe L. Williams
Chairman and Chief Executive Officer,
Wisenberg Insurance + Risk Management
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

SHAREHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 2002 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WRITTEN REQUESTS SHOULD BE ADDRESSED TO: BENNY B. HARPER, SENIOR VICE PRESIDENT, FRIEDMAN INDUSTRIES, INCORPORATED, P.O. BOX 21147, HOUSTON, TEXAS 77226.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

     Friedman Industries, Incorporated is in the pipe manufacturing and processing, steel processing and steel and pipe distribution business.

     At its facilities in Lone Star, Texas, and Hickman, Arkansas, the Company processes semi-finished, hot-rolled steel coils into flat, finished sheet and plate, and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. Since December 2001, through its newly-formed XSCP Division located in Hickman, Arkansas, the Company also purchases and markets excess prime and secondary hot-rolled coils received from Nucor Steel Company ("NSC"). The Company also processes customer-owned coils on a fee basis. The Company purchases a substantial amount of its annual coil tonnage from Lone Star Steel Company ("LSS") and NSC. Loss of LSS or NSC as a source of coil supply could have a material adverse effect on the Company's business.

     The Company sells its coil products and processing services directly through the Company's own sales force to approximately 360 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products ("pipe"). The Company sells pipe nationally to approximately 340 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of such pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's two product and service groups, coil and tubular products, is contained in Note 7 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                FISCAL 2002               FISCAL 2001
                                                              ----------------        -------------------
                                                              HIGH        LOW         HIGH          LOW
                                                              ----        ----        -----        ------
First Quarter...............................................  3.49        2.66        4.00         3.0625
Second Quarter..............................................  3.32        2.21        4.25         3.0625
Third Quarter...............................................  2.75        2.30        3.875        2.75
Fourth Quarter..............................................  2.75        2.35        2.89         2.75

                               ------------------

               CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                              FISCAL 2002        FISCAL 2001
                                                              -----------        -----------
First Quarter...............................................     $.04               $.04
Second Quarter..............................................     $.03               $.04
Third Quarter...............................................     $.03               $.04
Fourth Quarter..............................................     $.01               $.04

                               ------------------

     The Company's Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

     The approximate number of shareholders of record of the Company as of April 26, 2002 was 530.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2002            2001
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $  4,683,894    $    669,076
     Accounts receivable....................................     7,485,217      10,584,735
     Inventories............................................    23,502,201      28,817,375
     Other..................................................       135,676         160,143
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    35,806,988      40,231,329
PROPERTY, PLANT AND EQUIPMENT:
     Land...................................................       221,543         221,543
     Buildings and yard improvements........................     3,981,154       3,346,912
     Machinery and equipment................................    16,910,763      16,458,899
     Less accumulated depreciation..........................   (13,963,024)    (13,201,590)
                                                              ------------    ------------
                                                                 7,150,436       6,825,764
OTHER ASSET:
     Cash value of officers' life insurance.................     1,029,031         953,419
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 43,986,455    $ 48,010,512
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2002            2001
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $  9,353,386    $ 10,443,848
     Current portion of long-term debt......................       833,750         800,000
     Dividends payable......................................        75,710         302,746
     Income taxes payable...................................        87,472         127,209
     Contribution to profit sharing plan....................       260,000         288,000
     Employee compensation and related expenses.............       186,788         309,999
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................    10,797,106      12,271,802
LONG-TERM DEBT, less current portion........................     2,053,438       4,800,000
DEFERRED INCOME TAXES.......................................       481,560         447,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       163,000         113,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 7,571,239 in 2002
          and 7,568,839 in 2001.............................     7,571,239       7,568,839
     Additional paid-in capital.............................    27,707,309      27,703,829
     Retained deficit.......................................    (4,787,197)     (4,894,518)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    30,491,351      30,378,150
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 43,986,455    $ 48,010,512
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                     2002           2001           2000
                                                  -----------   ------------   ------------
Sales...........................................  $97,817,956   $120,395,583   $120,267,809
Costs and expenses:
     Cost of products sold......................   91,890,596    110,855,198    111,602,851
     Selling, general and administrative........    4,317,313      4,686,085      4,479,215
     Interest expense...........................      278,719        624,431        546,160
                                                  -----------   ------------   ------------
                                                   96,486,628    116,165,714    116,628,226
                                                  -----------   ------------   ------------
                                                    1,331,328      4,229,869      3,639,583
Interest and other income.......................       92,974        205,862        158,602
                                                  -----------   ------------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES...............................    1,424,302      4,435,731      3,798,185
Federal income taxes:
     Current....................................      450,263      1,454,149      1,227,384
     Deferred...................................       34,000         54,000         64,000
                                                  -----------   ------------   ------------
                                                      484,263      1,508,149      1,291,384
                                                  -----------   ------------   ------------
          NET EARNINGS..........................  $   940,039   $  2,927,582   $  2,506,801
                                                  ===========   ============   ============
Average number of common shares outstanding:
  Basic.........................................    7,571,239      7,568,839      7,547,624
  Diluted.......................................    7,571,239      7,568,839      7,547,624
Net earnings per share:
  Basic.........................................  $       .12   $        .39   $        .33
  Diluted.......................................  $       .12   $        .39   $        .33

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL     RETAINED
                                                      COMMON       PAID-IN      EARNINGS
                                                      STOCK        CAPITAL      (DEFICIT)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 1999...............  $6,828,387   $25,725,195   $(5,130,803)
Net earnings......................................         --            --      2,506,801
Exercise of stock options.........................      16,021        36,666           --
Issuance of Directors' shares.....................       2,000         5,750           --
Stock dividend (5%)...............................     341,805     1,110,866    (1,454,108)
Cash dividends ($0.18 per share)..................         --            --     (1,365,629)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2000...............   7,188,213    26,878,477    (5,443,739)
Net earnings......................................         --            --      2,927,582
Exercise of stock options.........................      19,547        11,924           --
Issuance of Directors' shares.....................       2,000         5,500           --
Stock dividend (5%)...............................     359,079       807,928    (1,167,007)
Cash dividends ($0.16 per share)..................         --            --     (1,211,354)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2001...............   7,568,839    27,703,829    (4,894,518)
Net earnings......................................         --            --        940,039
Issuance of Directors' shares.....................       2,400         3,480           --
Cash dividends ($0.11 per share)..................         --            --       (832,718)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2002...............  $7,571,239   $27,707,309   $(4,787,197)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             2002          2001          2000
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $   940,039   $ 2,927,582   $ 2,506,801
     Adjustments to reconcile net
       earnings to net cash provided by
       (used in) operating activities:
          Depreciation..................      903,050     1,047,579     1,043,103
          Directors' shares issued......        5,830         7,500         7,750
          Benefit from deferred taxes...       34,000        54,000        64,000
          Gains on disposal of property,
            plant and equipment.........      (24,660)          --            --
     Changes in operating assets and
       liabilities:
          Accounts receivable...........    3,099,518     2,948,815    (4,823,822)
          Inventories...................    5,315,174    (5,906,866)   (3,004,339)
          Other assets..................       24,467      (102,642)       61,706
          Accounts payable and accrued
            expenses....................   (1,090,462)    3,996,310     1,607,978
          Contribution to profit sharing
            plan........................      (28,000)       14,000        22,000
          Employee compensation and
            related expenses............      (73,211)       (1,314)      (76,080)
          Federal income taxes
            payable.....................      (39,737)     (129,697)      188,384
                                          -----------   -----------   -----------
          Net cash provided by (used in)
            operating activities........    9,066,008     4,855,267    (2,402,519)
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................   (1,245,180)     (399,263)     (225,838)
     Proceeds from sale of asset........       42,118           --            --
     Increase in cash value of officers'
       life insurance...................      (75,612)      (98,500)      (62,710)
                                          -----------   -----------   -----------
          Net cash used in investing
            activities..................   (1,278,674)     (497,763)     (288,548)
FINANCING ACTIVITIES
     Cash dividends paid................   (1,059,704)   (1,195,051)   (1,488,670)
     Proceeds from borrowings of
       long-term debt...................      101,250           --      5,000,000
     Principal payments on long-term
       debt.............................   (2,814,062)   (2,800,000)   (3,800,000)
     Payments on loans against life
       insurance........................          --       (167,587)     (426,630)
     Cash paid on fractional shares from
       stock dividend...................          --         (1,079)       (1,437)
     Cash received from exercised stock
       options..........................          --         31,471        52,687
                                          -----------   -----------   -----------
          Net cash used in financing
            activities..................   (3,772,516)   (4,132,246)     (664,050)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........    4,014,818       225,258    (3,355,117)
     Cash and cash equivalents at
       beginning of year................      669,076       443,818     3,798,935
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $ 4,683,894   $   669,076   $   443,818
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Incorporated, and its subsidiary (collectively, the "Company"). All material intercompany amounts and transactions have been eliminated.

     REVENUE RECOGNITION: Revenues are recognized when title transfers which is generally upon shipment of products. Costs associated with shipping and handling of products are included in cost of products sold.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                             YEAR ENDED MARCH 31
                                                          -------------------------
                                                             2002          2001
                                                          -----------   -----------
Coil....................................................  $ 7,883,776   $12,106,418
Tubular.................................................   15,618,425    16,710,957
                                                          -----------   -----------
                                                          $23,502,201   $28,817,375
                                                          ===========   ===========

     Coil inventory consists primarily of raw materials. Tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for the Company's coil inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventories is determined using the first-in, first-out method. The carrying value of LIFO inventories, net of lower of cost or market reserves of $600,000 at March 31, 2002, approximated the FIFO value. There were no lower of cost or market reserves at March 31, 2001.

     During the year ended March 31, 2002, coil inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities being carried at higher costs prevailing in prior years as compared with the costs of fiscal 2002 purchases, the effect of which was not material to the financial statements.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated on the basis of cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets. Interest costs incurred during construction projects are capitalized as part of the cost of such assets.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $278,700 in 2002, $637,300 in 2001, and $560,000 in 2000. The
Company paid income taxes, net of refunds, of $408,900 in 2002, $1,583,800 in 2001, and $1,039,000 in 2000.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS: Financial instruments include accounts receivable, accounts payable, revolving loans payable, long-term debt and an interest rate swap agreement. Management believes the fair value of accounts receivable and accounts payable approximates their carrying value due to their short-term nature. The fair value of revolving loans payable and long-term debt is estimated to approximate the carrying amount at March 31, 2002. The Company has certain off

FRIEDMAN INDUSTRIES, INCORPORATED
balance sheet obligations, including operating leases, which are not material to the financial statements.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $12.5 million, $17.0 million, and $11.0 million in 2002, 2001 and 2000, respectively. Loss of LSS as a customer could have a material adverse effect on the Company's business.

     The Company's sales are concentrated primarily in the midwestern, southwestern and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial condition of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

2. CAPITAL STOCK AND STOCK OPTIONS

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 273,714 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                     2002                   2001                   2000
                                             --------------------    -------------------    -------------------
                                                         WEIGHTED               Weighted               Weighted
                                                         AVERAGE                Average                Average
                                                         EXERCISE               Exercise               Exercise
                                              SHARES      PRICE      Shares      Price      Shares      Price
                                             --------    --------    -------    --------    -------    --------
Outstanding at beginning of year.........     400,048     $4.14      419,593     $4.02      437,174     $3.98
Granted..................................      27,959     $2.45           --        --           --        --
Exercised................................          --        --      (19,547)    $1.62      (17,581)    $2.99
Canceled.................................    (273,714)    $4.59           --     $  --           --     $  --
                                             --------     -----      -------     -----      -------     -----
Outstanding at end of year...............     154,293     $3.01*     400,046     $4.14      419,593     $4.02
                                             ========                =======                =======
Exercisable at end of year...............     154,293     $3.01      400,046     $4.14      419,593     $4.02
Weighted average fair value of options
  granted during the year................                 $ .61                    N/A                    N/A

* Range of $2.45 to $4.73 per share and a weighted average remaining life of 5.0 years.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company followed the alternative fair value accounting provided for under Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced by 1.14%, 0.0%, and 0.7% in 2002, 2001, and 2000, respectively. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3.4%, a dividend yield of 3.3%, volatility factor of the expected market price of the Company's common stock of 0.37, and a weighted average expected life of the option of four years.

     The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of

                                               FRIEDMAN INDUSTRIES, INCORPORATED
each series, except that any series must provide for cumulative dividends and must be convertible into common stock.

3. LONG-TERM DEBT

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term credit facility"). Pursuant to the revolving facility which expires April 1, 2004, the Company may borrow up to $10 million at an interest rate no greater than the bank's prime rate. At March 31, 2002, the Company had borrowings outstanding under the revolving facility of $2 million. The amount outstanding under the term credit facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. As of March 31, 2002, the principal amount of indebtedness outstanding under the term credit facility was $800,000. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term credit facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term credit facility. The effect of the swap is not significant. The annual principal payments required on long-term debt during the next five years are as follows:

2003........................................................   $  833,750
2004........................................................    2,034,950
2005........................................................       18,488
2006........................................................          --
2007........................................................          --
                                                               ----------
     Total..................................................   $2,887,188
                                                               ==========

     In July 1995, the Company borrowed against the cash surrender value of officers' life insurance policies (the "borrowings"). The Company repaid $167,587 of the loans against the cash surrender value of officers' life insurance policies during the year ended March 31, 2001. At March 31, 2002, the Company owed $111,043 at an interest rate of 5% relative to the borrowings. The borrowings do not require specific repayment terms except that in the case of death, the borrowings related to the life insurance policy will be deducted from the proceeds of such policy.

4. EARNINGS PER SHARE

     Basic and dilutive net income per share is computed based on the following information:

                                                       YEAR ENDED MARCH 31
                                               ------------------------------------
                                                  2002         2001         2000
                                               ----------   ----------   ----------
BASIC
Net income...................................  $  940,039   $2,927,582   $2,506,801
                                               ==========   ==========   ==========
Average common shares........................   7,571,239    7,568,839    7,547,624
                                               ==========   ==========   ==========
DILUTIVE
Net income...................................  $  940,039   $2,927,582   $2,506,801
                                               ==========   ==========   ==========
Average common shares........................   7,571,239    7,568,839    7,547,624
Common share equivalents:
  Warrants...................................         --           --           --
  Options....................................         --           --           --
                                               ----------   ----------   ----------
Total common share equivalents...............         --           --           --
                                               ----------   ----------   ----------
Average common shares and common
  equivalents................................   7,571,239    7,568,839    7,547,624
                                               ==========   ==========   ==========

FRIEDMAN INDUSTRIES, INCORPORATED

5. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets (liabilities) are as follows:

                                                            MARCH 31
                                                      ---------------------
                                                        2002        2001
                                                      ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation......................................  $(633,650)  $(607,560)
                                                      ---------   ---------
Total deferred tax liabilities......................   (633,650)   (607,560)
DEFERRED TAX ASSETS:
  Inventory capitalization..........................     90,264      95,621
  Postretirement benefits other than pensions.......     21,420      38,420
  Other.............................................     40,406      25,959
                                                      ---------   ---------
Total deferred tax assets...........................    152,090     160,000
                                                      ---------   ---------
Net deferred tax liabilities........................  $(481,560)  $(447,560)
                                                      =========   =========

6. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $260,000 for the year ended March 31, 2002, $288,000 for the year ended March 31, 2001, and $274,000 for the year ended March 31, 2000. Contributions, plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. The Company has not funded the cost of the postretirement health care plan.

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $30,500, $39,000 and $40,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

7. INDUSTRY SEGMENT DATA

     The Company is engaged in pipe manufacturing and processing, steel processing and steel and pipe distribution. Within the Company, there are two product and service groups: coil and tubular products. Coil products involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its Texas Tubular Division, the Company manufactures, purchases, processes and markets tubular products.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     The following is a summary of significant financial information relating to the product and service groups:

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                     2002           2001           2000
                                                  -----------   ------------   ------------
NET SALES:
  Coil..........................................  $51,880,290   $ 68,517,334   $ 77,842,307
  Tubular.......................................   45,937,666     51,878,249     42,425,502
                                                  -----------   ------------   ------------
          TOTAL NET SALES.......................  $97,817,956   $120,395,583   $120,267,809
                                                  ===========   ============   ============
OPERATING PROFIT:
  Coil..........................................  $   416,998   $  1,028,425   $  1,950,771
  Tubular.......................................    2,285,873      5,034,620      3,414,479
                                                  -----------   ------------   ------------
          TOTAL OPERATING PROFIT................    2,702,871      6,063,045      5,365,250
  Corporate expenses............................   (1,092,824)    (1,208,745)    (1,179,506)
  Interest expense..............................     (278,719)      (624,431)      (546,160)
  Interest and other income.....................       92,974        205,862        158,601
                                                  -----------   ------------   ------------
          TOTAL EARNINGS BEFORE TAXES...........  $ 1,424,302   $  4,435,731   $  3,798,185
                                                  ===========   ============   ============
IDENTIFIABLE ASSETS:
  Coil..........................................  $18,489,064   $ 23,914,639   $ 25,728,057
  Tubular.......................................   19,703,080     22,374,098     18,183,058
                                                  -----------   ------------   ------------
                                                   38,192,144     46,288,737     43,911,115
  General corporate assets......................    5,794,311      1,721,775      1,195,675
                                                  -----------   ------------   ------------
          TOTAL ASSETS..........................  $43,986,455   $ 48,010,512   $ 45,106,790
                                                  ===========   ============   ============
DEPRECIATION:
  Coil..........................................  $   723,812   $    685,126   $    701,526
  Tubular.......................................      154,504        338,933        327,206
  Corporate and other...........................       24,733         23,520         14,371
                                                  -----------   ------------   ------------
                                                  $   903,049   $  1,047,579   $  1,043,103
                                                  ===========   ============   ============
CAPITAL EXPENDITURES:
  Coil..........................................  $ 1,106,403   $    117,205   $    116,172
  Tubular.......................................      138,777        258,745         49,248
  Corporate and other...........................          --          23,313         60,418
                                                  -----------   ------------   ------------
                                                  $ 1,245,180   $    399,263   $    225,838
                                                  ===========   ============   ============

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense and interest and other income. Corporate assets consist primarily of cash and cash equivalents and the cash value of officers' life insurance. There are no sales between product and service groups.

FRIEDMAN INDUSTRIES, INCORPORATED

8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2002 and 2001:

                                                       Quarter Ended
                                  -------------------------------------------------------
                                    June 30     September 30   December 31     March 31
                                     2001           2001           2001          2002
                                  -----------   ------------   -----------    -----------
Net sales.......................  $27,885,663   $24,975,561    $20,483,410    $24,473,322
Gross profit....................    1,871,493     1,698,707        781,671      1,575,489
Net earnings....................      440,097       397,319       (194,189)       296,812
Net earnings per share:
  Basic.........................         0.06          0.05          (0.03)          0.04
  Diluted.......................         0.06          0.05          (0.03)          0.04

                                                       Quarter Ended
                                  -------------------------------------------------------
                                    June 30     September 30   December 31     March 31
                                     2000           2000           2000          2001
                                  -----------   ------------   -----------    -----------
Net sales.......................  $32,274,930   $31,064,827    $27,834,551    $29,221,275
Gross profit....................    2,593,299     2,478,949      2,176,288      2,291,849
Net earnings....................      805,518       804,679        645,590        671,795
Net earnings per share:
  Basic(1)......................         0.11          0.11           0.09           0.09
  Diluted(1)....................         0.11          0.11           0.09           0.09

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP
May 17, 2002
Houston, Texas

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                     --------------------------------------------------------------------------------
                                         2002            2001             2000             1999             1998
                                     ------------    -------------    -------------    -------------    -------------
Net sales..........................  $ 97,817,956    $ 120,395,583    $ 120,267,809    $ 124,719,640    $ 148,840,724
Net earnings.......................       940,039        2,927,582        2,506,801        3,540,811        4,809,992
Total assets.......................    43,986,455       48,010,512       45,106,790       41,023,377       46,039,361
Long-term debt.....................     2,053,438        4,800,000        7,600,000        6,400,000        6,366,666
Stockholders' equity...............    30,491,351       30,378,150       28,622,951       27,422,779       25,732,957
Net earnings per share:
  Basic............................          0.12             0.39             0.33             0.47             0.64
  Diluted..........................          0.12             0.39             0.33             0.47             0.63
Cash dividends declared per share
  adjusted for stock dividends.....          0.11             0.16             0.18             0.25             0.25

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2002 compared to year ended March 31, 2001

     During the year ended March 31, 2002, sales, cost of products sold and gross profit decreased $22,577,627, $18,964,602 and $3,613,025, respectively, from the comparable amounts recorded during the year ended March 31, 2001. Both coil and tubular operations experienced decreased sales during fiscal 2002. Sales of coil products and services declined approximately $16,637,000 due to a decrease in tons sold of approximately 8% and a decrease in the average selling price per ton of approximately 17%. Sales of tubular products declined approximately $5,941,000 due primarily to a decrease in the average selling price per ton of approximately 10%. During fiscal 2002, soft market conditions and related lack of demand continued to have the effect of generating intense competition for available sales which adversely affected coil and tubular operations. Gross profit earned on sales of coil products and services and tubular goods decreased approximately 28% and 43%, respectively. Management believes the soft market conditions for the Company's products and services were related to the overall weakness in the United States economy.

     Selling, general and administrative costs declined $368,772 from the amount recorded during fiscal 2001. This decline was associated primarily with variable expenses related to volume and/or earnings.

     Interest expense decreased $345,712 from the comparable amount recorded during fiscal 2001. This decrease was related principally to reductions in interest rates and debt associated with working capital requirements.

     Interest and other income decreased $112,888 primarily as the result of substantial decreases in interest rates paid on invested cash positions during fiscal 2002.

     Federal income taxes during fiscal 2002 decreased $1,023,886 from the comparable amount recorded during fiscal 2001. This decrease was related to the decline in earnings before taxes as the effective tax rates were the same for both years.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 2002. Current ratios were 3.32 and 3.28 at March 31, 2002 and March 31, 2001, respectively. Working capital was $25,009,882 at March 31, 2002 and $27,959,527 at March 31, 2001. During fiscal 2002, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Accordingly, several components comprising working capital at March 31, 2002 and March 31, 2001 changed substantially. Cash increased $4,014,818 and accounts receivable, inventories and accounts payable declined $3,099,518, $5,315,174 and $1,090,462, respectively. Also, the Company reduced its long term debt by $2,746,562. The Company expects to continue to monitor and evaluate these balance sheet components depending on changes in market conditions and the Company's operations.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility") and a term credit facility (the "term facility"). Pursuant to the revolving facility which expires April 1, 2004, the Company may borrow up to $10 million at an interest rate no greater than the bank's prime rate. At March 31, 2002, the Company had borrowings outstanding under the revolving facility of $2 million. The amount outstanding under the term facility bears interest at a stated rate of LIBOR plus 1.25% and requires quarterly principal payments of $200,000 plus accrued interest through March 1, 2003. In July 1997, the Company entered into a swap transaction with the bank pursuant to which it exchanged the term facility's LIBOR-based interest rate obligation for a fixed interest rate obligation of 8% to remain in effect for the entire term of the term facility. As of March 31, 2002, the principal amount of indebtedness outstanding under the term facility was $.8 million.

     In November 2001, the Company ceased operations at its coil facility in Houston, Texas. Management believed that the capital required to run the facility could be more efficiently deployed in other Company business. No loss was incurred as a result of this closure and the Company intends to sell or relocate the assets of the Houston facility.

     During fiscal 2002, the Company invested approximately $1,100,000 in capital asset additions related to its newly-formed XSCP Division.

     Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

INFLATION

     During fiscal 2002, the Company believes that inflation had little effect on its operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not material

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our only accounting policy which requires significant estimates and judgments is the valuation of LIFO inventories in our quarterly reporting. Our quarterly valuation of inventory requires estimates of the year end quantities which is inherently difficult. Historically, these estimates have been materially correct. On an on-going basis, we evaluate estimates and judgments. We based our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                   YEAR ENDED MARCH 31
                                  --------------------------------------------------------------------------------------
                                     2002           2001           2000           1999           1998           1997
                                  -----------   ------------   ------------   ------------   ------------   ------------
Net sales.......................  $97,817,956   $120,395,583   $120,267,809   $124,719,640   $148,840,724   $119,920,966
Earnings........................  $   940,039   $  2,927,582   $  2,506,801   $  3,540,811   $  4,809,992   $  3,630,071
Current assets..................  $35,806,988   $ 40,231,329   $ 36,945,378   $ 32,534,040   $ 39,347,548   $ 33,357,160
Current liabilities.............  $10,797,106   $ 12,271,802   $  8,377,279   $  6,758,038   $ 13,437,178   $ 10,172,672
Net working capital.............  $25,009,882   $ 27,959,527   $ 28,568,099   $ 25,776,002   $ 25,910,370   $ 23,184,488
Total assets....................  $43,986,455   $ 48,010,512   $ 45,106,790   $ 41,023,377   $ 46,039,361   $ 38,117,191
Stockholders' equity............  $30,491,351   $ 30,378,150   $ 28,622,951   $ 27,422,779   $ 25,732,957   $ 22,781,959
Earnings as a percent of
    Net sales...................          1.0            2.4            2.1            2.8            3.2            3.0
    Stockholders' equity........          3.1            9.6            8.8           12.9           18.7           15.9
Average number of common shares
  outstanding: Basic(2).........    7,571,239      7,568,839      7,547,624      7,528,702      7,512,901      7,489,943
Per share
  Net earnings per share:
    Basic(2)....................        $ .12         $ 0.39         $ 0.33         $ 0.47         $ 0.64         $ 0.48
  Stockholders' equity(2).......        $4.03         $ 4.01         $ 3.79         $ 3.64         $ 3.43         $ 3.04
Cash dividends per common
  share(2)......................        $0.11         $ 0.16   $       0.18         $ 0.25         $ 0.25         $ 0.18
Stock dividend declared.........          --             --              5%             5%             5%             5%

                                                    YEAR ENDED MARCH 31
                                  -------------------------------------------------------
                                      1996          1995          1994           1993
                                  ------------   -----------   -----------    -----------
Net sales.......................  $106,849,181   $97,968,805   $70,908,065    $56,230,967
Earnings........................  $  2,836,768   $ 2,458,132   $ 1,691,075(1) $   806,272
Current assets..................  $ 27,524,670   $25,956,555   $21,014,281    $16,542,769
Current liabilities.............  $  6,410,527   $ 5,816,334   $ 5,534,143    $ 3,549,495
Net working capital.............  $ 21,114,143   $20,140,221   $15,480,138    $12,993,274
Total assets....................  $ 32,812,986   $32,074,862   $27,184,421    $20,491,441
Stockholders' equity............  $ 20,428,936   $18,722,781   $17,430,337    $16,528,543
Earnings as a percent of
    Net sales...................           2.7           2.5           2.4            1.4
    Stockholders' equity........          13.9          13.1           9.7            4.9
Average number of common shares
  outstanding: Basic(2).........     7,446,076     7,444,041     7,440,888      7,440,328
Per share
  Net earnings per share:
    Basic(2)....................        $ 0.38        $ 0.33        $ 0.23(1)      $ 0.11
  Stockholders' equity(2).......        $ 2.74        $ 2.52        $ 2.34         $ 2.22
Cash dividends per common
  share(2)......................        $ 0.15        $ 0.16        $ 0.11         $ 0.07
Stock dividend declared.........            5%            5%            5%             5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Adjusted for stock dividends.

                                    Friedman
                                   Industries
                                  Incorporated
                                      Logo