Form 10-K, Exhibit 13
period 2003-03-31
FRIEDMAN INDUSTRIES INC
filed 2003-06-30
CIK 39092

                                                                    EXHIBIT 13.1

                              THE COMPANY'S ANNUAL
                           REPORT TO SHAREHOLDERS FOR
                      THE FISCAL YEAR ENDED MARCH 31, 2003

                                    FRIEDMAN
                                   INDUSTRIES
                                  INCORPORATED

                                      2003
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                              FINANCIAL HIGHLIGHTS

                                                         2003            2002
                                                     ------------     -----------
         Net sales.................................  $106,082,738     $97,817,956
         Net earnings..............................    $1,432,017        $940,039
         Net earnings per share (Basic)............         $0.19           $0.12
         Cash dividends per share..................         $0.09           $0.11
         Stockholders' equity......................   $31,246,751     $30,491,351
         Stockholders' equity per share (Basic)....         $4.13           $4.03
         Working capital...........................   $23,734,112     $25,009,882

TO OUR SHAREHOLDERS:

     During fiscal 2003, the steel industry suffered from soft market conditions and related lack of demand. Soft market conditions have characterized the industry for more than two years. Through this period, your Company has remained profitable, which has allowed continued payment of cash dividends. The Company has been public for 31 years and has declared 124 consecutive quarterly cash dividends.

     The steel industry continues to struggle. The consolidation of the industry is a "work in progress" as we enter fiscal 2004.

     You are cordially invited to attend the Annual Meeting of Shareholders to be held on September 10, 2003. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas.

                                          Sincerely,

                                          -s- JACK FRIEDMAN

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

Dale Ray
Vice President

Howard Henderson
Vice President of Operations -- Texas Tubular Division

Robert Sparkman
Vice President of Sales -- Coil Divisions

Dan Vivian
Vice President of Operations -- Hickman Coil Facility

Charles W. Hall
Assistant Secretary

COMPANY OFFICES AND WEB SITE
  CORPORATE OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE -- COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE -- TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511

  WEB SITE
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1401 McKinney, Suite 1200
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

DIRECTORS

Jack Friedman
Chairman of the Board and
Chief Executive Officer

Harold Friedman
Vice Chairman of the Board

William E. Crow
President and Chief Operating Officer

Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Kirk K. Weaver
Business advisor
Houston, Texas

Joe L. Williams
Chairman and Chief Executive Officer,
Wisenberg Insurance + Risk Management
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

SHAREHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 2003 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WRITTEN REQUESTS SHOULD BE ADDRESSED TO: BENNY B. HARPER, SENIOR VICE PRESIDENT, FRIEDMAN INDUSTRIES, INCORPORATED, P.O. BOX 21147, HOUSTON, TEXAS 77226.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

     Friedman Industries, Incorporated is engaged in pipe manufacturing and processing, steel processing and steel and pipe distribution.

     At its facilities in Lone Star, Texas, and Hickman, Arkansas, the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. In addition, through its XSCP Division located in Hickman, Arkansas, the Company purchases and markets non-standard hot-rolled coils received from Nucor Steel Company ("NSC"). The Company purchases a substantial amount of its annual coil tonnage from Lone Star Steel Company ("LSS") and NSC. Loss of LSS or NSC as a source of coil supply could have a material adverse effect on the Company's business.

     The Company sells its coil products and processing services directly through the Company's own sales force to approximately 310 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

     The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products ("pipe"). The Company sells pipe nationally to approximately 320 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of such pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company's business.

     Significant financial information relating to the Company's two product and service groups, coil and tubular products, is contained in Note 7 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                FISCAL 2003             FISCAL 2002
                                                              ----------------        ----------------
                                                              HIGH        LOW         HIGH        LOW
                                                              ----        ----        ----        ----
First Quarter...............................................  3.09        2.55        3.49        2.66
Second Quarter..............................................  2.88        2.37        3.32        2.21
Third Quarter...............................................  2.53        2.30        2.75        2.30
Fourth Quarter..............................................  2.55        2.34        2.75        2.35

                               ------------------

               CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                              FISCAL 2003        FISCAL 2002
                                                              -----------        -----------
First Quarter...............................................     $.02               $.04
Second Quarter..............................................     $.02               $.03
Third Quarter...............................................     $.03               $.03
Fourth Quarter..............................................     $.02               $.01

                               ------------------

     The Company's Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

     The approximate number of shareholders of record of the Company as of April 25, 2003 was 530.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2003            2002
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $    673,127    $  4,683,894
     Accounts receivable, net of allowance of $7,276 in both
       years................................................     9,966,061       7,485,217
     Inventories............................................    24,032,268      23,502,201
     Other..................................................        98,044         135,676
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    34,769,500      35,806,988
PROPERTY, PLANT, AND EQUIPMENT:
     Land...................................................       437,793         221,543
     Buildings and yard improvements........................     4,063,579       3,981,154
     Machinery and equipment................................    17,216,823      16,910,763
     Less accumulated depreciation..........................   (14,930,027)    (13,963,024)
                                                              ------------    ------------
                                                                 6,788,168       7,150,436
OTHER ASSET:
     Cash value of officers' life insurance.................     1,221,258       1,029,031
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 42,778,926    $ 43,986,455
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2003            2002
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $  9,870,888    $  9,353,386
     Current portion of long-term debt......................        68,496         833,750
     Dividends payable......................................       151,460          75,710
     Income taxes payable...................................       406,620          87,472
     Contribution to profit sharing plan....................       260,000         260,000
     Employee compensation and related expenses.............       277,924         186,788
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................    11,035,388      10,797,106
LONG-TERM DEBT, less current portion........................        57,329       2,053,438
DEFERRED INCOME TAXES.......................................       283,458         481,560
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       156,000         163,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 7,573,239 in 2003
          and 7,571,239 in 2002.............................     7,573,239       7,571,239
     Additional paid-in capital.............................    27,710,369      27,707,309
     Retained deficit.......................................    (4,036,857)     (4,787,197)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    31,246,751      30,491,351
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 42,778,926    $ 43,986,455
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                      2003          2002           2001
                                                  ------------   -----------   ------------
Sales...........................................  $106,082,738   $97,817,956   $120,395,583
Costs and expenses:
     Cost of products sold......................    99,667,017    91,890,596    110,855,198
     Selling, general, and administrative.......     4,283,973     4,317,313      4,686,085
     Interest expense...........................        71,700       278,719        624,431
                                                  ------------   -----------   ------------
                                                   104,022,690    96,486,628    116,165,714
                                                  ------------   -----------   ------------
                                                     2,060,048     1,331,328      4,229,869
Interest and other income.......................       109,674        92,974        205,862
                                                  ------------   -----------   ------------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES...............................     2,169,722     1,424,302      4,435,731
Federal income taxes:
     Current....................................       935,807       450,263      1,454,149
     Deferred...................................      (198,102)       34,000         54,000
                                                  ------------   -----------   ------------
                                                       737,705       484,263      1,508,149
                                                  ------------   -----------   ------------
          NET EARNINGS..........................  $  1,432,017   $   940,039   $  2,927,582
                                                  ============   ===========   ============
Average number of common shares outstanding:
  Basic.........................................     7,572,239     7,571,239      7,568,839
  Diluted.......................................     7,589,900     7,571,239      7,568,839
Net earnings per share:
  Basic.........................................  $        .19   $       .12   $        .39
  Diluted.......................................  $        .19   $       .12   $        .39

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL     RETAINED
                                                      COMMON       PAID-IN      EARNINGS
                                                      STOCK        CAPITAL      (DEFICIT)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2000...............  $7,188,213   $26,878,477   $(5,443,739)
Net earnings......................................          --            --     2,927,582
Exercise of stock options.........................      19,547        11,924            --
Issuance of Directors' shares.....................       2,000         5,500            --
Stock dividend (5%)...............................     359,079       807,928    (1,167,007)
Cash dividends ($0.16 per share)..................          --            --    (1,211,354)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2001...............   7,568,839    27,703,829    (4,894,518)
Net earnings......................................          --            --       940,039
Issuance of Directors' shares.....................       2,400         3,480            --
Cash dividends ($0.11 per share)..................          --            --      (832,718)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2002...............   7,571,239    27,707,309    (4,787,197)
Net earnings......................................          --            --     1,432,017
Issuance of Directors' shares.....................       2,000         3,060            --
Cash dividends ($0.09 per share)..................          --            --      (681,677)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2003...............  $7,573,239   $27,710,369   $(4,036,857)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             2003          2002          2001
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 1,432,017   $   940,039   $ 2,927,582
     Adjustments to reconcile net
       earnings to net cash provided by
       (used in) operating activities:
          Depreciation..................      967,003       903,050     1,047,579
          Directors' shares issued......        5,060         5,830         7,500
          Deferred taxes................     (198,102)       34,000        54,000
          Change post retirement
            benefits....................       (7,000)           --            --
          Gain on disposal of property,
            plant, and equipment........           --       (24,660)           --
     Changes in operating assets and
       liabilities:
          Accounts receivable...........   (2,480,844)    3,099,518     2,948,815
          Inventories...................     (530,067)    5,315,174    (5,906,866)
          Other assets..................       37,632        24,467      (102,642)
          Accounts payable and accrued
            expenses....................      517,502    (1,090,462)    3,996,310
          Contribution to profit sharing
            plan........................           --       (28,000)       14,000
          Employee compensation and
            related expenses............       91,136       (73,211)       (1,314)
          Federal income taxes
            payable.....................      319,148       (39,737)     (129,697)
                                          -----------   -----------   -----------
          Net cash provided by operating
            activities..................      153,485     9,066,008     4,855,267
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................     (604,735)   (1,245,180)     (399,263)
     Proceeds from sale of asset........           --        42,118            --
     Increase in cash value of officers'
       life insurance...................      (81,184)      (75,612)      (98,500)
                                          -----------   -----------   -----------
          Net cash used in investing
            activities..................     (685,919)   (1,278,674)     (497,763)
FINANCING ACTIVITIES
     Cash dividends paid................     (605,782)   (1,059,704)   (1,195,051)
     Proceeds from borrowings of
       long-term debt...................      104,239       101,250            --
     Principal payments on debt.........   (2,865,747)   (2,814,062)   (2,800,000)
     Payments on loans against life
       insurance........................     (111,043)           --      (167,587)
     Cash paid on fractional shares from
       stock dividend...................           --            --        (1,079)
     Cash received from exercised stock
       options..........................           --            --        31,471
                                          -----------   -----------   -----------
          Net cash used in financing
            activities..................   (3,478,333)   (3,772,516)   (4,132,246)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........   (4,010,767)    4,014,818       225,258
     Cash and cash equivalents at
       beginning of year................    4,683,894       669,076       443,818
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $   673,127   $ 4,683,894   $   669,076
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2003

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

     TRADE RECEIVABLES: The Company's receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     INVENTORIES:  The following is a summary of inventory by product group:

                                                             YEAR ENDED MARCH 31
                                                          -------------------------
                                                             2003          2002
                                                          -----------   -----------
Coil....................................................  $ 8,468,582   $ 7,883,776
Tubular.................................................   15,563,686    15,618,425
                                                          -----------   -----------
                                                          $24,032,268   $23,502,201
                                                          ===========   ===========

     Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory ("prime inventory") consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime inventory is determined under the last-in, first-out ("LIFO") method. Cost for tubular inventory is determined using the weighted average method. Cost for non-standard inventory is determined using the specific identification method. At March 31, 2003, LIFO replacement cost exceeded LIFO cost by approximately $990,000. At March 31, 2002, replacement and LIFO costs were approximately the same. Beginning April 1, 2002, the Company combined two prime inventory LIFO pools into one LIFO pool to consolidate inventories of similar characteristics. There was no cumulative effect and no material impact on income during each of the last five fiscal years resulting from this combination.

     During the year ended March 31, 2003, prime inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities being carried at lower costs prevailing in prior years as compared with the costs of fiscal 2003 purchases, the effect of which increased net earnings by approximately $70,000.

     PROPERTY, PLANT, AND EQUIPMENT: On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). That statement requires that assets held-for-sale be recorded at the lower of their carrying amount or their fair value less cost to sell. Held-for-sale assets are not depreciated. Assets are classified as held-for-sale only if (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) the asset is actively being marketed for

FRIEDMAN INDUSTRIES, INCORPORATED
sale at a price that is reasonable in relation to its current fair value and
(iv) management believes the sale of the asset is probable and expects transfer within one year. No assets met the definition of held-for-sale at March 31, 2003. Property, plant, and equipment are stated at cost. Depreciation is calculated primarily by the straight-line method over 10 to 20 years for buildings and yard improvements and 5 to 10 years for machinery and equipment. Interest costs incurred during construction projects are capitalized as part of the cost of such assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2003 or 2002.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $87,307 in 2003, $278,700 in 2002, and $637,300 in 2001. The
Company paid income taxes, net of refunds, of $445,000 in 2003, $408,900 in 2002, and $1,583,800 in 2001.

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

     STOCK BASED COMPENSATION: The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3.0%, a dividend yield of 3.4%, volatility factor of the expected market price of the Company's common stock of 0.42, and a weighted average expected life of the option of four years.

     The following schedule reflects the impact on net income and earnings per common share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation to stock based employee compensation for the years ended March 31:

                                                            2003        2002        2001
                                                         ----------   --------   ----------
Reported net income....................................  $1,432,017   $940,039   $2,927,582
Less: compensation expenses per SFAS No. 123, net of
  tax..................................................     113,685     10,716            0
                                                         ----------   --------   ----------
Pro forma net income...................................  $1,318,332   $929,323   $2,927,582
                                                         ----------   --------   ----------
BASIC EARNINGS PER COMMON SHARE:
Reported net income....................................         .19        .12          .39
Less: compensation expense per SFAS No. 123, net of
  tax..................................................         .02        .00          .00
                                                         ----------   --------   ----------
Pro forma net income...................................         .17        .12          .39
                                                         ----------   --------   ----------
DILUTED EARNINGS PER COMMON SHARE:
Reported net income....................................         .19        .12          .39
Less: compensation expense per SFAS No. 123, net of
  tax..................................................         .02        .00          .00
                                                         ----------   --------   ----------
Pro forma net income...................................         .17        .12          .39
                                                         ----------   --------   ----------

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company ("NSC") supply a significant amount of steel products to the Company. Loss of either of these mills

                                               FRIEDMAN INDUSTRIES, INCORPORATED
as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $12.4 million, $12.5 million, and $17.0 million in 2003, 2002, and 2001, respectively. Loss of the LSS mill as a customer could have a material adverse effect on the Company's business.

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

     NEW ACCOUNTING PRONOUNCEMENT: In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"). FIN 46 requires that unconsolidated variable interest entities must be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity's expected losses or residual benefits. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the periods beginning after June 15, 2003. No variable interest entities have been created after January 31, 2003. Management is currently evaluating the effect of variable interest entities, if any, created prior to January 31, 2003.

2. STOCK OPTIONS AND CAPITAL STOCK

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 16,314 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31 (adjusted for stock dividends):

                                                    2003                    2002                   2001
                                             -------------------    --------------------    -------------------
                                                        WEIGHTED                Weighted               Weighted
                                                        AVERAGE                 Average                Average
                                                        EXERCISE                Exercise               Exercise
                                             SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                                             -------    --------    --------    --------    -------    --------
Outstanding at beginning of year.........    154,293     $3.01       400,048     $4.14      419,593     $4.02
Granted..................................    265,000     $2.33        27,959     $2.45           --     $  --
Exercised................................         --        --            --        --      (19,547)    $1.62
Canceled.................................     (7,599)    $2.78      (273,714)    $4.59           --     $  --
                                             -------     -----      --------     -----      -------     -----
Outstanding at end of year...............    411,694     $2.58*      154,293     $3.01      400,046     $4.14
                                             =======                ========                =======
Exercisable at end of year...............    146,694     $3.03       154,293     $3.01      400,046     $4.14
Weighted average fair value of options
  granted during the year................                $2.33                   $2.45                    N/A

* Range of $2.33 to $4.73 per share and a weighted average remaining life of 7.0 years.

     Outstanding and exercisable stock options and warrants at March 31, 2003, were as follows:

                                         OUTSTANDING                EXERCISABLE
                                   ------------------------   ------------------------
RANGE OF        WEIGHTED AVERAGE             WEIGHT AVERAGE             WEIGHT AVERAGE
EXERCISE PRICE  REMAINING YEARS    SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
--------------  ----------------   -------   --------------   -------   --------------
$2.33 - $2.94         8.6          299,222       $2.36         34,222       $2.63
$3.13                 3.0          111,368       $3.13        111,368       $3.13
$4.73                 6.0            1,104       $4.73          1,104       $4.73

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

3. LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility"). Pursuant to the revolving facility which expires April 1, 2004, the Company may borrow up to $10 million at an interest rate no greater than the bank's prime rate. At March 31, 2003, the Company did not have borrowings outstanding under the revolving facility. The debt outstanding at March 31, 2003 related to equipment purchased by the Company. The annual principal payments required on long-term debt are as follows:

2004........................................................   $ 68,496
2005........................................................     54,433
2006........................................................      2,896
2007........................................................         --
2008........................................................         --
Thereafter..................................................         --
                                                               --------
     Total..................................................   $125,825
                                                               ========

     In July 1995, the Company borrowed against the cash surrender value of officers' life insurance policies (the "borrowings"). In fiscal 2003, the Company paid the remaining $111,043 balance due on the borrowings and accordingly, the borrowings were paid in full at March 31, 2003.

     The Company is obligated under an operating lease for its Longview, Texas office building that expires on April 30, 2008. The following is a schedule of future minimum annual rental payments required under this operating lease as of March 31, 2003:

2004........................................................  $ 27,264
2005........................................................    27,264
2006........................................................    27,264
2007........................................................    27,264
2008........................................................     2,272
Thereafter..................................................        --
                                                              --------
     Total..................................................  $111,328

     Rental expense for leased properties was $131,629, $27,264 and $26,728 during fiscal 2003, 2002 and 2001, respectively.

     Effective September 2001, the Company entered into an arrangement to purchase non-standard coils from NSC. Either the Company or NSC can terminate this arrangement upon 90 days' written notice.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

4. EARNINGS PER SHARE

     Basic and dilutive net income per share is computed based on the following information:

                                                       YEAR ENDED MARCH 31
                                               ------------------------------------
                                                  2003         2002         2001
                                               ----------   ----------   ----------
BASIC
Net income...................................  $1,432,017   $  940,039   $2,927,582
                                               ==========   ==========   ==========
Average common shares........................   7,572,239    7,571,239    7,568,839
                                               ==========   ==========   ==========
DILUTIVE
Net income...................................  $1,432,017   $  940,039   $2,927,582
                                               ==========   ==========   ==========
Average common shares........................   7,572,239    7,571,239    7,568,839
Common share equivalents:
  Options....................................      17,661           --           --
                                               ----------   ----------   ----------
Total common share equivalents...............      17,661           --           --
                                               ----------   ----------   ----------
Average common shares and common
  equivalents................................   7,589,900    7,571,239    7,568,839
                                               ==========   ==========   ==========

FRIEDMAN INDUSTRIES, INCORPORATED

5. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets (liabilities) are as follows:

                                                            MARCH 31
                                                      ---------------------
                                                        2003        2002
                                                      ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation......................................  $(699,092)  $(633,650)
                                                      ---------   ---------
Total deferred tax liabilities......................   (699,092)   (633,650)
DEFERRED TAX ASSETS:
  Inventory capitalization..........................     90,047      90,264
  Inventory reserve.................................    204,000          --
  Postretirement benefits other than pensions.......     53,040      21,420
  Other.............................................     68,547      40,406
                                                      ---------   ---------
Total deferred tax assets...........................    415,634     152,090
                                                      ---------   ---------
Net deferred tax liabilities........................  $(283,458)  $(481,560)
                                                      =========   =========

6. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $260,000 for the year ended March 31, 2003, $260,000 for the year ended March 31, 2002, and $288,000 for the year ended March 31, 2001. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

     In addition, certain health care benefits are provided for retired employees. Employees with a minimum of 20 years of employment with the Company who retire at age 65 or older are eligible. Effective April 1, 2003, the Company discontinued this policy. The Company has not funded the cost of the postretirement health care plan of the grandfathered retirees.

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $26,500, $30,500 and $39,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

7. INDUSTRY SEGMENT DATA

     The Company is engaged in pipe manufacturing, steel processing and steel and pipe distribution. Within the Company, there are two product and service groups: coil and tubular products. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its Texas Tubular operation, the Company purchases, processes, manufactures and markets tubular products.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     The following is a summary of significant financial information relating to the product groups:

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                      2003          2002           2001
                                                  ------------   -----------   ------------
NET SALES:
  Coil..........................................  $ 60,416,662   $51,880,290   $ 68,517,334
  Tubular.......................................    45,666,076    45,937,666     51,878,249
                                                  ------------   -----------   ------------
          TOTAL NET SALES.......................  $106,082,738   $97,817,956   $120,395,583
                                                  ============   ===========   ============
OPERATING PROFIT:
  Coil..........................................  $  1,180,292   $   416,998   $  1,028,425
  Tubular.......................................     2,130,523     2,285,873      5,034,620
                                                  ------------   -----------   ------------
          TOTAL OPERATING PROFIT................     3,310,815     2,702,871      6,063,045
  Corporate expenses............................    (1,179,067)   (1,092,824)    (1,208,745)
  Interest expense..............................       (71,700)     (278,719)      (624,431)
  Interest and other income.....................       109,674        92,974        205,862
                                                  ------------   -----------   ------------
          TOTAL EARNINGS BEFORE TAXES...........  $  2,169,722   $ 1,424,302   $  4,435,731
                                                  ============   ===========   ============
IDENTIFIABLE ASSETS:
  Coil..........................................  $ 18,967,495   $18,489,064   $ 23,914,639
  Tubular.......................................    21,848,558    19,703,080     22,374,098
                                                  ------------   -----------   ------------
                                                    40,816,053    38,192,144     46,288,737
  General corporate assets......................     1,962,873     5,794,311      1,721,775
                                                  ------------   -----------   ------------
          TOTAL ASSETS..........................  $ 42,778,926   $43,986,455   $ 48,010,512
                                                  ============   ===========   ============
DEPRECIATION:
  Coil..........................................  $    804,463   $   723,812   $    685,126
  Tubular.......................................       141,384       154,504        338,933
  Corporate and other...........................        21,156        24,733         23,520
                                                  ------------   -----------   ------------
                                                  $    967,003   $   903,049   $  1,047,579
                                                  ------------   -----------   ------------
CAPITAL EXPENDITURES:
  Coil..........................................  $     56,494   $ 1,106,403   $    117,205
  Tubular.......................................       514,623       138,777        258,745
  Corporate and other...........................        33,618            --         23,313
                                                  ------------   -----------   ------------
                                                  $    604,735   $ 1,245,180   $    399,263
                                                  ============   ===========   ============

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

FRIEDMAN INDUSTRIES, INCORPORATED

8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2003 and 2002:

                                                       Quarter Ended
                                   ------------------------------------------------------
                                     June 30     September 30   December 31    March 31
                                      2002           2002          2002          2003
                                   -----------   ------------   -----------   -----------
Net sales........................  $25,561,298   $27,776,049    $25,418,779   $27,326,612
Gross profit.....................    1,468,518     1,806,128     1,245,502      1,895,573
Net earnings.....................      277,155       469,042       200,197        485,623
Net earnings per share:
  Basic..........................         0.04          0.06          0.03           0.06
  Diluted........................         0.04          0.06          0.03           0.06

                                                       Quarter Ended
                                   ------------------------------------------------------
                                     June 30     September 30   December 31    March 31
                                      2001           2001          2001          2002
                                   -----------   ------------   -----------   -----------
Net sales........................  $27,885,663   $24,975,561    $20,483,410   $24,473,322
Gross profit.....................    1,871,493     1,698,707       781,671      1,575,489
Net earnings.....................      440,097       397,319      (194,189)       296,812
Net earnings per share:
  Basic..........................         0.06          0.05         (0.03)          0.04
  Diluted........................         0.06          0.05         (0.03)          0.04

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP
May 16, 2003

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                     --------------------------------------------------------------------------------
                                         2003             2002            2001             2000             1999
                                     -------------    ------------    -------------    -------------    -------------
Net sales..........................  $ 106,082,738    $ 97,817,956    $ 120,395,583    $ 120,267,809    $ 124,719,640
Net earnings.......................      1,432,017         940,039        2,927,582        2,506,801        3,540,811
Total assets.......................     42,778,926      43,986,455       48,010,512       45,106,790       41,023,377
Long-term debt.....................         57,329       2,053,438        4,800,000        7,600,000        6,400,000
Stockholders' equity...............     31,246,751      30,491,351       30,378,150       28,622,951       27,422,779
Net earnings per share:
  Basic............................           0.19            0.12             0.39             0.33             0.47
  Diluted..........................           0.19            0.12             0.39             0.33             0.47
Cash dividends declared per share
  adjusted for stock dividends.....           0.09            0.11             0.16             0.18             0.25

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2003 compared to year ended March 31, 2002

     During the year ended March 31, 2003, sales, costs of goods sold and gross profit increased $8,264,782, $7,776,421 and $488,361, respectively, from the comparable amounts recorded during the year ended March 31, 2002. These increases were related primarily to the Company's coil operations. During fiscal 2003, coil tons sold increased approximately 4% and the average selling price per ton increased approximately 14% from levels recorded in fiscal 2002. Gross profit as a percentage of sales was approximately the same for both years.

     Interest expense decreased $207,019 from the amount recorded in fiscal 2002. This decrease was related primarily to reductions in short and long term debt.

     Interest and other income increased $16,700 from the amount recorded in fiscal 2002 primarily as the result of an increase in average invested cash positions during fiscal 2003.

     Federal income taxes during fiscal 2003 increased $253,442 from the comparable amount recorded during fiscal 2002 as a result of the increase in earnings before taxes. The effective tax rates were the same for both years.

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

                                               FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 2003. Current ratios were 3.15 and 3.32 at March 31, 2003 and March 31, 2002, respectively. Working capital was $23,734,112 at March 31, 2003 and $25,009,882 at March 31, 2002.

     Several balance sheet amounts reflected substantial changes from March 31, 2002 to March 31, 2003. A decrease in cash of $4,010,767 was related primarily to net cash used in financing activities which included payments totaling $2,976,790 to pay down both short and long term debt. Accounts receivable increased $2,480,844 and was primarily associated with the average days of sales in accounts receivable ("average days"). Average days increased from approximately 28 days at March 31, 2002 to 34 days at March 31, 2003. Average days of 34 days reflected a return to a more common collection pattern for the Company. The Company expects to continue to monitor and evaluate balance sheet components depending on changes in market conditions and the Company's operations.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility"). Pursuant to the revolving facility, which expires April 1, 2004, the Company may borrow up to $10 million at an interest rate no greater than the bank's prime rate. At March 31, 2003, the Company had no borrowings outstanding under the revolving facility. During the year ended March 31, 2003, the Company paid off the remaining $800,000 balance due on its term note.

     In November 2001, the Company ceased operations at its coil facility in Houston, Texas. Management believed that the capital required to run the facility could be more efficiently deployed in other Company business. No loss was incurred as a result of this closure and the Company sold or relocated certain assets of the Houston facility. The remaining assets are expected to be sold or relocated to other operations as needed.

     During fiscal 2002, the Company invested approximately $1,100,000 in capital asset additions related to its XSCP Division.

     During the quarter ended December 31, 2002, the Company exercised its right under a lease agreement to purchase approximately 68 acres of land on which its tubular operations are located for $214,338. This land was previously leased from Lone Star Steel Company.

     Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

INFLATION

     During fiscal 2003, the Company believes that inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One such accounting policy which requires significant estimates and judgments is the valuation of LIFO inventories in the Company's quarterly reporting. The Company's quarterly valuation of inventory requires estimates of the year end quantities which is inherently difficult. Historically, these estimates have been materially correct. In addition, the Company maintains an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is doubtful and a general allowance based on the aging of the receivables compared to past experience and current trends. On an on-going basis, the Company evaluates estimates and judgments. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.

FRIEDMAN INDUSTRIES, INCORPORATED

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not material

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                   YEAR ENDED MARCH 31
                                  --------------------------------------------------------------------------------------
                                      2003          2002           2001           2000           1999           1998
                                  ------------   -----------   ------------   ------------   ------------   ------------
Net sales.......................  $106,082,738   $97,817,956   $120,395,583   $120,267,809   $124,719,640   $148,840,724
Earnings........................  $  1,432,017   $   940,039   $  2,927,582   $  2,506,801   $  3,540,811   $  4,809,992
Current assets..................  $ 34,769,500   $35,806,988   $ 40,231,329   $ 36,945,378   $ 32,534,040   $ 39,347,548
Current liabilities.............  $ 11,035,388   $10,797,106   $ 12,271,802   $  8,377,279   $  6,758,038   $ 13,437,178
Net working capital.............  $ 23,734,112   $25,009,882   $ 27,959,527   $ 28,568,099   $ 25,776,002   $ 25,910,370
Total assets....................  $ 42,778,926   $43,986,455   $ 48,010,512   $ 45,106,790   $ 41,023,377   $ 46,039,361
Stockholders' equity............  $ 31,246,751   $30,491,351   $ 30,378,150   $ 28,622,951   $ 27,422,779   $ 25,732,957
Earnings as a percent of
    Net sales...................           1.3           1.0            2.4            2.1            2.8            3.2
    Stockholders' equity........           4.6           3.1            9.6            8.8           12.9           18.7
Average number of common shares
  outstanding: Basic(2).........     7,572,239     7,571,239      7,568,839      7,547,624      7,528,702      7,512,901
Per share
  Net earnings per share:
    Basic(2)....................        $ 0.19        $ 0.12         $ 0.39         $ 0.33         $ 0.47         $ 0.64
  Stockholders' equity(2).......        $ 4.13        $ 4.03         $ 4.01         $ 3.79         $ 3.64         $ 3.43
Cash dividends per common
  share(2)......................        $ 0.09        $ 0.11         $ 0.16         $ 0.18         $ 0.25         $ 0.25
Stock dividend declared.........           --            --             --              5%             5%             5%

                                                    YEAR ENDED MARCH 31
                                  --------------------------------------------------------
                                      1997           1996          1995           1994
                                  ------------   ------------   -----------    -----------
Net sales.......................  $119,920,966   $106,849,181   $97,968,805    $70,908,065
Earnings........................  $  3,630,071   $  2,836,768   $ 2,458,132    $ 1,691,075(1)
Current assets..................  $ 33,357,160   $ 27,524,670   $25,956,555    $21,014,281
Current liabilities.............  $ 10,172,672   $  6,410,527   $ 5,816,334    $ 5,534,143
Net working capital.............  $ 23,184,488   $ 21,114,143   $20,140,221    $15,480,138
Total assets....................  $ 38,117,191   $ 32,812,986   $32,074,862    $27,184,421
Stockholders' equity............  $ 22,781,959   $ 20,428,936   $18,722,781    $17,430,337
Earnings as a percent of
    Net sales...................           3.0            2.7           2.5            2.4
    Stockholders' equity........          15.9           13.9          13.1            9.7
Average number of common shares
  outstanding: Basic(2).........     7,489,943      7,446,076     7,444,041      7,440,888
Per share
  Net earnings per share:
    Basic(2)....................        $ 0.48         $ 0.38        $ 0.33         $ 0.23(1)
  Stockholders' equity(2).......        $ 3.04         $ 2.74        $ 2.52         $ 2.34
Cash dividends per common
  share(2)......................        $ 0.18         $ 0.15        $ 0.16         $ 0.11
Stock dividend declared.........            5%             5%            5%             5%

------------

(1) Includes the cumulative effect of accounting changes which increased net earnings $77,000 ($.01 per share).

(2) Adjusted for stock dividends.

                    [FRIEDMAN INDUSTRIES INCORPORATED LOGO]