Form 10-K, Exhibit 13
period 2004-03-31
FRIEDMAN INDUSTRIES INC
filed 2004-06-29
CIK 39092

                                                                    EXHIBIT 13.1

                              THE COMPANY'S ANNUAL
                           REPORT TO SHAREHOLDERS FOR
                      THE FISCAL YEAR ENDED MARCH 31, 2004

                                    FRIEDMAN
                                   INDUSTRIES
                                  INCORPORATED

                                      2004
                                 ANNUAL REPORT

                                               FRIEDMAN INDUSTRIES, INCORPORATED

                              FINANCIAL HIGHLIGHTS

                                                        2004             2003
                                                    ------------     ------------
         Net sales................................  $116,158,567     $106,082,738
         Net earnings.............................    $2,535,991       $1,432,017
         Net earnings per share (Basic)...........         $0.33            $0.19
         Cash dividends per share.................         $0.10            $0.09
         Stockholders' equity.....................   $33,031,604      $31,246,751
         Stockholders' equity per share...........         $4.36            $4.13
         Working capital..........................   $25,189,938      $23,734,112

TO OUR SHAREHOLDERS:

     In the fourth quarter of fiscal 2004, the Company benefited from stronger market conditions for its products and from inventory reductions which resulted in substantially improved earnings. Steel costs in this quarter increased at a rate not experienced before but strong demand allowed the Company to pass along these increased costs.

     Currently, the costs for material remain high and demand appears to be holding. Since we do not know how long this market will last, the Company continues to closely monitor its inventory positions.

     You are cordially invited to attend the Annual Meeting of Shareholders to be held on September 9, 2004. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas.

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

Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Kirk K. Weaver
Business advisor
Houston, Texas

Joe L. Williams
Managing Director,
Acordia of Texas, Inc.
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

SHAREHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 2004 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WRITTEN REQUESTS SHOULD BE ADDRESSED TO: BENNY B. HARPER, SENIOR VICE PRESIDENT, FRIEDMAN INDUSTRIES, INCORPORATED, P.O. BOX 21147, HOUSTON, TEXAS 77226.

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

     The Company sells its coil products and processing services directly through the Company's own sales force to approximately 280 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

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

     Significant financial information relating to the Company's two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company's Consolidated Financial Statements appearing herein.

                               ------------------
               RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

                                                                FISCAL 2004             FISCAL 2003
                                                              ----------------        ----------------
                                                              HIGH        LOW         HIGH        LOW
                                                              ----        ----        ----        ----
First Quarter...............................................  2.75        2.30        3.09        2.55
Second Quarter..............................................  3.64        2.53        2.88        2.37
Third Quarter...............................................  3.50        2.88        2.53        2.30
Fourth Quarter..............................................  4.45        3.15        2.55        2.34

                               ------------------

               CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

                                                              FISCAL 2004        FISCAL 2003
                                                              -----------        -----------
First Quarter...............................................     $.03               $.02
Second Quarter..............................................     $.03               $.02
Third Quarter...............................................     $.02               $.03
Fourth Quarter..............................................     $.02               $.02

                               ------------------

     The Company's Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

     The approximate number of shareholders of record of the Company as of April 30, 2004 was 460.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2004            2003
                                                              ------------    ------------
CURRENT ASSETS:
     Cash and cash equivalents..............................  $  1,984,763    $    673,127
     Accounts receivable, net of allowances for bad debts
       and cash discounts of $44,776 and $7,276 in 2004 and
       2003, respectively...................................    14,688,702       9,966,061
     Inventories............................................    21,043,992      24,032,268
     Other..................................................       112,244          98,044
                                                              ------------    ------------
          TOTAL CURRENT ASSETS..............................    37,829,701      34,769,500
PROPERTY, PLANT, AND EQUIPMENT:
     Land...................................................       437,793         437,793
     Buildings and yard improvements........................     4,088,149       4,063,579
     Machinery and equipment................................    18,013,461      17,216,823
     Less accumulated depreciation..........................   (15,846,288)    (14,930,027)
                                                              ------------    ------------
                                                                 6,693,115       6,788,168
OTHER ASSET:
     Cash value of officers' life insurance.................     1,302,613       1,221,258
     Deferred income taxes..................................       202,694              --
                                                              ------------    ------------
          TOTAL ASSETS......................................  $ 46,028,123    $ 42,778,926
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        MARCH 31
                                                              ----------------------------
                                                                  2004            2003
                                                              ------------    ------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses..................  $ 10,204,653    $  9,870,888
     Current portion of long-term debt......................        63,037          68,496
     Dividends payable......................................       151,500         151,460
     Income taxes payable...................................     1,134,433         406,620
     Contribution to profit sharing plan....................       280,000         260,000
     Employee compensation and related expenses.............       806,140         277,924
                                                              ------------    ------------
          TOTAL CURRENT LIABILITIES.........................    12,639,763      11,035,388
LONG-TERM DEBT, less current portion........................            --          57,329
DEFERRED INCOME TAXES.......................................            --         283,458
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.................       356,756         156,000
STOCKHOLDERS' EQUITY:
     Common stock, par value $1:
       Authorized shares -- 10,000,000
       Issued and outstanding shares -- 7,575,239 in 2004
          and 7,573,239 in 2003.............................     7,575,239       7,573,239
     Additional paid-in capital.............................    27,714,669      27,710,369
     Retained deficit.......................................    (2,258,304)     (4,036,857)
                                                              ------------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................    33,031,604      31,246,751
                                                              ------------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 46,028,123    $ 42,778,926
                                                              ============    ============

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                      2004           2003          2002
                                                  ------------   ------------   -----------
Sales...........................................  $116,158,567   $106,082,738   $97,817,956
Costs and expenses:
     Cost of products sold......................   107,316,507     99,667,017    91,890,596
     Selling, general, and administrative.......     5,020,993      4,283,973     4,317,313
     Interest expense...........................        35,253         71,700       278,719
                                                  ------------   ------------   -----------
                                                   112,372,753    104,022,690    96,486,628
                                                  ------------   ------------   -----------
                                                     3,785,814      2,060,048     1,331,328
Interest and other income.......................        56,595        109,674        92,974
                                                  ------------   ------------   -----------
          EARNINGS BEFORE FEDERAL INCOME
            TAXES...............................     3,842,409      2,169,722     1,424,302
Federal income taxes:
     Current....................................     1,792,570        935,807       450,263
     Deferred...................................      (486,152)      (198,102)       34,000
                                                  ------------   ------------   -----------
                                                     1,306,418        737,705       484,263
                                                  ------------   ------------   -----------
          NET EARNINGS..........................  $  2,535,991   $  1,432,017   $   940,039
                                                  ============   ============   ===========
Average number of common shares outstanding:
  Basic.........................................     7,574,070      7,572,239     7,571,239
  Diluted.......................................     7,640,546      7,589,900     7,571,239
Net earnings per share:
  Basic.........................................  $        .33   $        .19   $       .12
  Diluted.......................................  $        .33   $        .19   $       .12

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL     RETAINED
                                                      COMMON       PAID-IN      EARNINGS
                                                      STOCK        CAPITAL      (DEFICIT)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2001...............  $7,568,839   $27,703,829   $(4,894,518)
Net earnings......................................          --            --       940,039
Issuance of Directors' shares.....................       2,400         3,480            --
Cash dividends ($0.11 per share)..................          --            --      (832,718)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2002...............   7,571,239    27,707,309    (4,787,197)
Net earnings......................................          --            --     1,432,017
Issuance of Directors' shares.....................       2,000         3,060            --
Cash dividends ($0.09 per share)..................          --            --      (681,677)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2003...............   7,573,239    27,710,369    (4,036,857)
Net earnings......................................          --            --     2,535,991
Issuance of Directors' shares.....................       2,000         4,300            --
Cash dividends ($0.10 per share)..................          --            --      (757,438)
                                                    ----------   -----------   -----------
          BALANCE AT MARCH 31, 2004...............  $7,575,239   $27,714,669   $(2,258,304)
                                                    ==========   ===========   ===========

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED MARCH 31
                                          ---------------------------------------
                                             2004          2003          2002
                                          -----------   -----------   -----------
OPERATING ACTIVITIES
     Net earnings.......................  $ 2,535,991   $ 1,432,017   $   940,039
     Adjustments to reconcile net
       earnings to net cash provided by
       (used in) operating activities:
          Depreciation..................      916,260       967,003       903,050
          Directors' shares issued......        6,300         5,060         5,830
          Deferred taxes................     (486,152)     (198,102)       34,000
          Change in post retirement
            benefits....................      200,756        (7,000)           --
          Gain on disposal of property,
            plant, and equipment........           --            --       (24,660)
     Changes in operating assets and
       liabilities:
          Accounts receivable...........   (4,722,641)   (2,480,844)    3,099,518
          Inventories...................    2,988,276      (530,067)    5,315,174
          Other assets..................      (14,200)       37,632        24,467
          Accounts payable and accrued
            expenses....................      333,765       517,502    (1,090,462)
          Contribution to profit sharing
            plan........................       20,000            --       (28,000)
          Employee compensation and
            related expenses............      528,216        91,136       (73,211)
          Federal income taxes
            payable.....................      727,813       319,148       (39,737)
                                          -----------   -----------   -----------
          Net cash provided by operating
            activities..................    3,034,384       153,485     9,066,008
INVESTING ACTIVITIES
     Purchase of property, plant, and
       equipment........................     (821,209)     (604,735)   (1,245,180)
     Proceeds from sale of asset........           --            --        42,118
     Increase in cash value of officers'
       life insurance...................      (81,354)      (81,184)      (75,612)
                                          -----------   -----------   -----------
          Net cash used in investing
            activities..................     (902,563)     (685,919)   (1,278,674)
FINANCING ACTIVITIES
     Cash dividends paid................     (757,398)     (605,782)   (1,059,704)
     Proceeds from borrowings of
       long-term debt...................    2,000,000       104,239       101,250
     Principal payments on long-term
       debt.............................   (2,062,787)   (2,865,747)   (2,814,062)
     Payments on loans against life
       insurance........................           --      (111,043)           --
                                          -----------   -----------   -----------
          Net cash used in financing
            activities..................     (820,185)   (3,478,333)   (3,772,516)
                                          -----------   -----------   -----------
          Increase (decrease) in cash
            and cash equivalents........    1,311,636    (4,010,767)    4,014,818
     Cash and cash equivalents at
       beginning of year................      673,127     4,683,894       669,076
                                          -----------   -----------   -----------
          Cash and cash equivalents at
            end of year.................  $ 1,984,763   $   673,127   $ 4,683,894
                                          ===========   ===========   ===========

See accompanying notes.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Friedman Industries, Incorporated, and its subsidiary (collectively, the "Company"). All material intercompany amounts and transactions have been eliminated.

     REVENUE RECOGNITION: Revenues are recognized upon shipment of products. The terms of shipments made by the Company are free on board shipping point.

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

     INVENTORIES: Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out ("LIFO") method. During the years ended March 31, 2004 and March 31, 2003, earnings before federal income taxes include a benefit of approximately $950,000 and $106,000, respectively, from the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared to respective current costs of purchases. At March 31, 2004, March 31, 2003 and March 31, 2002, replacement cost exceeded LIFO cost by approximately $4,320,000, $990,000 and $0, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method.

     The following is a summary of inventory by product group:

                                                                  MARCH 31
                                                          -------------------------
                                                             2004          2003
                                                          -----------   -----------
Prime coil inventory....................................  $ 4,976,300   $ 6,743,001
Non-standard coil inventory.............................    4,181,815     1,725,581
Tubular raw material....................................    3,515,060     2,736,602
Tubular finished goods..................................    8,370,817    12,827,084
                                                          -----------   -----------
                                                          $21,043,992   $24,032,268
                                                          ===========   ===========

     PROPERTY, PLANT, AND EQUIPMENT: On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). That statement requires that assets held-for-sale be recorded at the lower of their carrying amount or their fair value less cost to sell. Held-for-sale assets are not depreciated. Assets are classified as held-for-sale only if (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) the asset is actively being marketed for sale at a price that is reasonable in relation to its current fair value and (iv) management believes the sale of the asset is probable and expects transfer within one year. No assets met the definition of held-for-sale at March 31, 2004. Property, plant, and equipment are stated at cost. Depreciation is

FRIEDMAN INDUSTRIES, INCORPORATED
calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings...................................................  20 years
Machinery and equipment.....................................  10 years
Improvements................................................   5 years
Loaders and other rolling stock.............................   5 years

     Interest costs incurred during construction projects are capitalized as part of the cost of such assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2004 or 2003.

     SUPPLEMENTAL CASH FLOW INFORMATION: The Company paid interest of approximately $35,253 in 2004, $87,307 in 2003, and $278,700 in 2002. The
Company paid income taxes, net of refunds, of $1,065,000 in 2004, $617,000 in 2003, and $408,900 in 2002.

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

     The following schedule reflects the impact on net income and earnings per common share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation to stock based employee compensation for the years ended March 31:

                                                            2004         2003        2002
                                                         ----------   ----------   --------
Reported net income....................................  $2,535,991   $1,432,017   $940,039
Less: compensation expenses per SFAS No. 123, net of
  tax..................................................      31,582      113,685     10,716
                                                         ----------   ----------   --------
Pro forma net income...................................  $2,504,409   $1,318,332   $929,323
                                                         ----------   ----------   --------
BASIC EARNINGS PER COMMON SHARE:
Reported net income....................................         .33          .19        .12
Less: compensation expense per SFAS No. 123, net of
  tax..................................................         .00          .02        .00
                                                         ----------   ----------   --------
Pro forma net income...................................         .33          .17        .12
                                                         ----------   ----------   --------
DILUTED EARNINGS PER COMMON SHARE:
Reported net income....................................         .33          .19        .12
Less: compensation expense per SFAS No. 123, net of
  tax..................................................         .00          .02        .00
                                                         ----------   ----------   --------
Pro forma net income...................................         .33          .17        .12
                                                         ----------   ----------   --------

     The fair value of options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3.0%, a dividend yield of 3.4%, volatility factor of the expected market price of the Company's common stock of 0.42, and a weighted average expected life of the option of four years.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

     The Company also grants stock awards to outside directors and records these grants as expense.

     ECONOMIC RELATIONSHIP: Lone Star Steel Company ("LSS") and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately $17 million, $12 million, and $13 million in 2004, 2003, and 2002, respectively. Loss of LSS as a customer could have a material adverse effect on the Company's business.

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

2. STOCK OPTIONS AND CAPITAL STOCK

     Under the Company's 1989 and 1996 Incentive Stock Option Plans, incentive options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 16,314 additional options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

                                                    2004                   2003                    2002
                                             -------------------    -------------------    --------------------
                                                        WEIGHTED               Weighted                Weighted
                                                        AVERAGE                Average                 Average
                                                        EXERCISE               Exercise                Exercise
                                             SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                             -------    --------    -------    --------    --------    --------
Outstanding at beginning of year.........    411,694     $2.58      154,293     $3.01       400,048     $4.14
Granted..................................         --        --      265,000     $2.33        27,959     $2.45
Exercised................................         --        --           --        --            --        --
Canceled.................................         --        --       (7,599)    $2.78      (273,714)    $4.59
                                             -------     -----      -------     -----      --------     -----
Outstanding at end of year...............    411,694     $2.58      411,694     $2.58       154,293     $3.01
                                             =======                =======                ========
Exercisable at end of year...............    411,694     $2.58      146,694     $3.03       154,293     $3.01
Weighted average fair value of options
  granted during the year................                   --                  $2.33                   $2.45

     Outstanding and exercisable stock options and warrants at March 31, 2004, were as follows:

                                         OUTSTANDING                EXERCISABLE
                                   ------------------------   ------------------------
RANGE OF        WEIGHTED AVERAGE             WEIGHT AVERAGE             WEIGHT AVERAGE
EXERCISE PRICE  REMAINING YEARS    SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
--------------  ----------------   -------   --------------   -------   --------------
$2.33 - $2.94         8.2          299,222       $2.36        299,222       $2.36
$3.13                 2.0          111,368       $3.13        111,368       $3.13
$4.73                 4.8            1,104       $4.73          1,104       $4.73
                      ---          -------                    -------
                      6.5          411,694                    411,694

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

3. LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility"). Pursuant to the revolving facility which expires April 1, 2006, the Company may borrow up to $6 million at bank's prime rate or at 1.5% over LIBOR. At March 31,

FRIEDMAN INDUSTRIES, INCORPORATED

2004, the Company did not have borrowings outstanding under the revolving facility. The Company entered into certain notes payable related to the purchase of certain pipe loading equipment. The annual principal payments required on these notes payable including the current portion thereon during the next five years are as follows:

2005........................................................  $63,037
2006........................................................       --
2007........................................................       --
2008........................................................       --
2009........................................................       --
                                                              -------
     Total..................................................  $63,037
                                                              =======

     The Company repaid $111,043 of loans borrowed against the cash surrender value of officers' life insurance policies during the year ended March 31, 2003. At March 31, 2003, all loans against the cash surrender value of officers' life insurance policies were paid in full.

     The Company is obligated under an operating lease for its Longview, Texas office building that expires on April 30, 2008. The following is a schedule of future minimum annual rental payments required under this operating lease as of March 31, 2004:

2005........................................................  $ 27,264
2006........................................................    27,264
2007........................................................    27,264
2008........................................................    27,264
2009........................................................     2,272
Thereafter..................................................        --
                                                              --------
     Total..................................................  $111,328
                                                              ========

     Rental expense for leased properties was $27,264, $131,629 and $27,264 during fiscal 2004, 2003 and 2002, respectively.

     The Company was obligated to purchase approximately $8,400,000 in steel coils at March 31, 2004.

     Effective September 2001, the Company entered into an arrangement to purchase non-standard coils from NSC. Either the Company or NSC can terminate this arrangement upon 90 days written notice.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

4. EARNINGS PER SHARE

     Basic and dilutive net income per share is computed based on the following information:

                                                       YEAR ENDED MARCH 31
                                               ------------------------------------
                                                  2004         2003         2002
                                               ----------   ----------   ----------
BASIC
Net income...................................  $2,535,991   $1,432,017   $  940,039
                                               ==========   ==========   ==========
Average common shares........................   7,574,070    7,572,239    7,571,239
                                               ==========   ==========   ==========
DILUTIVE
Net income...................................  $2,535,991   $1,432,017   $  940,039
                                               ==========   ==========   ==========
Average common shares........................   7,574,070    7,572,239    7,571,239
Common share equivalents:
  Warrants...................................          --           --           --
  Options....................................      66,476       17,661           --
                                               ----------   ----------   ----------
Total common share equivalents...............      66,476       17,661           --
                                               ----------   ----------   ----------
Average common shares and common
  equivalents................................   7,640,546    7,589,900    7,571,239
                                               ==========   ==========   ==========

5. INCOME TAXES

     Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company's consolidated deferred tax assets (liabilities) are as follows:

                                                            MARCH 31
                                                      ---------------------
                                                        2004        2003
                                                      ---------   ---------
DEFERRED TAX LIABILITIES:
  Depreciation......................................  $(650,000)  $(699,092)
  Other.............................................         --          --
                                                      ---------   ---------
Total deferred tax liabilities......................   (650,000)   (699,092)
DEFERRED TAX ASSETS:
  Inventory capitalization..........................     90,047      90,047
  Inventory reserve.................................    570,000     204,000
  Postretirement benefits other than pensions.......    124,100      53,040
  Other.............................................     68,547      68,547
                                                      ---------   ---------
Total deferred tax assets...........................    852,694     415,634
                                                      ---------   ---------
Net deferred tax asset (liability)..................  $ 202,694   $(283,458)
                                                      =========   =========

FRIEDMAN INDUSTRIES, INCORPORATED

6. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

     The Company has a defined contribution plan (the "Plan") covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $280,000 for the year ended March 31, 2004, $260,000 for the year ended March 31, 2003, and $260,000 for the year ended March 31, 2002. The employees fully vest in the Plan upon completion of 7 years of service. Contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the plan year and years of active service with the Company.

     Employees of the Company may participate in a 401(k) retirement plan (the "401(k) plan"). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the plan. Employees fully vest in the Company's matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $28,000, $27,000 and $30,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

7. INDUSTRY SEGMENT DATA

     The Company is engaged in pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its Texas tubular operation, the Company purchases, processes, manufactures, and markets tubular products. The following is a summary of significant financial information relating to the product groups:

                                                             YEAR ENDED MARCH 31
                                                  -----------------------------------------
                                                      2004           2003          2002
                                                  ------------   ------------   -----------
NET SALES:
  Coil..........................................  $ 62,372,496   $ 60,416,662   $51,880,290
  Tubular.......................................    53,786,071     45,666,076    45,937,666
                                                  ------------   ------------   -----------
          TOTAL NET SALES.......................  $116,158,567   $106,082,738   $97,817,956
                                                  ============   ============   ===========
OPERATING PROFIT:
  Coil..........................................  $  3,026,372   $  1,786,570   $   954,741
  Tubular.......................................     3,704,082      2,545,695     2,727,100
                                                  ------------   ------------   -----------
          TOTAL OPERATING PROFIT................     6,730,454      4,332,265     3,681,841
  General corporate expenses....................    (2,909,387)    (2,200,517)   (2,071,794)
  Interest expense..............................       (35,253)       (71,700)     (278,719)
  Interest and other income.....................        56,595        109,674        92,974
                                                  ------------   ------------   -----------
          TOTAL EARNINGS BEFORE TAXES...........  $  3,842,409   $  2,169,722   $ 1,424,302
                                                  ============   ============   ===========
IDENTIFIABLE ASSETS:
  Coil..........................................  $ 21,770,013   $ 18,967,495   $18,489,064
  Tubular.......................................    20,623,515     21,848,558    19,703,080
                                                  ------------   ------------   -----------
                                                    42,393,528     40,816,053    38,192,144
  General corporate assets......................     3,634,595      1,962,873     5,794,311
                                                  ------------   ------------   -----------
          TOTAL ASSETS..........................  $ 46,028,123   $ 42,778,926   $43,986,455
                                                  ============   ============   ===========
DEPRECIATION:
  Coil..........................................  $    744,759   $    804,463   $   723,812
  Tubular.......................................       151,250        141,384       154,504
  Corporate and other...........................        20,251         21,156        24,733
                                                  ------------   ------------   -----------
                                                  $    916,260   $    967,003   $   903,049
                                                  ============   ============   ===========
CAPITAL EXPENDITURES:
  Coil..........................................  $     30,457   $     56,494   $ 1,106,403
  Tubular.......................................       715,426        514,623       138,777
  Corporate and other...........................        75,326         33,618            --
                                                  ------------   ------------   -----------
                                                  $    821,209   $    604,735   $ 1,245,180
                                                  ============   ============   ===========

     Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense, and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes and the cash value of officers' life insurance. There are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED

8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2004 and 2003:

                                                       Quarter Ended
                                   ------------------------------------------------------
                                     June 30     September 30   December 31    March 31
                                      2003           2003          2003          2004
                                   -----------   ------------   -----------   -----------
Net sales........................  $25,204,170   $25,410,689    $24,977,857   $40,565,851
Gross profit.....................    1,948,657     1,499,757       949,065      4,444,581
Net earnings.....................      467,265       291,262        10,117      1,767,347(1)
Net earnings per share:
  Basic..........................          .06           .04           .00            .23
  Diluted........................          .06           .04           .00            .23

                                                       Quarter Ended
                                   ------------------------------------------------------
                                     June 30     September 30   December 31    March 31
                                      2002           2002          2002          2003
                                   -----------   ------------   -----------   -----------
Net sales........................  $25,561,298   $27,776,049    $25,418,779   $27,326,612
Gross profit.....................    1,468,518     1,806,128     1,245,502      1,895,573
Net earnings.....................      277,155       469,042       200,197        485,623
Net earnings per share:
  Basic..........................          .04           .06           .03            .06
  Diluted........................          .04           .06           .03            .06

---------------

(1) Includes the benefit of approximately $594,000 ($0.08 per share diluted) in net earnings from the liquidation of LIFO inventories.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas
May 21, 2004

                   ------------------------------------------

SELECTED FINANCIAL DATA

                                                                   YEAR ENDED MARCH 31
                                     --------------------------------------------------------------------------------
                                         2004             2003             2002            2001             2000
                                     -------------    -------------    ------------    -------------    -------------
Net sales..........................  $ 116,158,567    $ 106,082,738    $ 97,817,956    $ 120,395,583    $ 120,267,809
Net earnings.......................      2,535,991        1,432,017         940,039        2,927,582        2,506,801
Total assets.......................     46,028,123       42,778,926      43,986,455       48,010,512       45,106,790
Long-term debt.....................             --           57,329       2,053,438        4,800,000        7,600,000
Stockholders' equity...............     33,031,604       31,246,751      30,491,351       30,378,150       28,622,951
Net earnings per share:
  Basic............................           0.33             0.19            0.12             0.39             0.33
  Diluted..........................           0.33             0.19            0.12             0.39             0.33
Cash dividends declared per share
  adjusted for stock dividends.....           0.10             0.09            0.11             0.16             0.18

See also Note 1 of Notes to the Company's Consolidated Financial Statements herein which describes the Company's relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2004 compared to year ended March 31, 2003

     During the year ended March 31, 2004, sales, costs of goods sold and gross profit increased $10,075,829, $7,649,490 and $2,426,339, from the respective amounts recorded during the year ended March 31, 2003. The increases in sales and costs of goods sold were related primarily to increases in the average per ton selling price and the per ton cost of products of approximately 13% and 11%, respectively. The increase in gross profit was related primarily to the increase in sales and improved margins. Gross profits and costs of goods sold as a percentage of sales were approximately 7.6% and 92.4%, respectively, in fiscal 2004 compared to 6.0% and 94.0%, respectively, in fiscal 2003. The increase in gross margin was related primarily to the last quarter of fiscal 2004 in which the Company's operations benefited from stronger demand for its products and services and from the liquidation of LIFO inventories which generated a one-time benefit of approximately $950,000 in gross profit.

     Coil product segment sales increased approximately $1,956,000 during fiscal 2004. The average per ton selling price increased approximately 14% as tonnage shipped declined from approximately 191,000 tons in fiscal 2003 to 173,000 tons in fiscal 2004. Coil segment operating profits as a percentage of segment sales were approximately 4.9% in fiscal 2004 and 3.0% in fiscal 2003. This segment benefited from stronger demand for its products and services and from the liquidation of LIFO inventories which contributed a one-time benefit to segment operations of approximately $950,000. In fiscal 2004, the Company's Lone Star coil facility experienced a lack of supply of coil products from its primary coil supplier, Lone Star Steel Company ("LSS"), which resulted in decreased sales. This facility's sales represented approximately 7% of the Company's total sales in fiscal 2004. This facility has from time to time purchased steel coils from other suppliers. However, the freight cost on such purchases diminishes the Company's competitiveness in an extremely competitive industry. While the supply of inventory in 2004 allowed this facility to operate at approximately a break-even point, a further reduction in supply could have an adverse effect on coil segment operations. Management confers with LSS regularly and continues to monitor this situation closely. Subsequent to March 31, 2004, the Company's XSCP division, which markets non-standard coils received from Nucor Steel Company ("NSC"), agreed with NSC to suspend the purchase of non-standard coils. XSCP represented approximately 6% of the Company's total sales in fiscal 2004. Due to the increased cost of this material, management did not believe that the material could be resold at a profit. XSCP operating assets can be used in the Hickman, Arkansas coil facility operation. Management continues to monitor this situation closely and to confer regularly with NSC regarding this suspension. In the near term, the Company expects this suspension in supply to continue. NSC continues to supply the Hickman coil facility with steel coils in amounts that are adequate for the Company's purposes. The company is dependent on LSS and NSC for the supply of inventory. While current supply levels are adequate to sustain the Company's coil operations at both the Hickman and Lone Star coil facilities, a reduction in the supply of steel coils could have an adverse effect on the Company's coil operations.

     Tubular product segment sales increased approximately $8,120,000 during fiscal 2004. This increase resulted primarily from both an increase in the average per ton selling price of approximately 11% and an increase in tons sold from approximately 140,000 tons in fiscal 2003 to 149,000 tons in fiscal 2004. Tubular segment operating profits as a percentage of segment sales were approximately 6.9% and 5.6% in fiscal 2004 and 2003, respectively. This improvement was associated primarily with stronger demand for this segment's products during the last quarter of

                                               FRIEDMAN INDUSTRIES, INCORPORATED

fiscal 2004. During fiscal 2004, LSS, the Company's principal supplier of tubular products and coil material used in pipe manufacturing, continued to supply such products in amounts as were adequate for the Company's purposes. The Company currently does not anticipate any significant change in such supply from LSS.

     General, selling and administrative costs increased $737,020 from the amount recorded in fiscal 2003. This increase resulted primarily from increases in incentive bonuses and other variable expenses related to increased earnings, in bad debt expense, in legal and professional expenses and in insurance expenses. During fiscal 2004, the Company experienced a bad debt related to one of its larger customers, which resulted in the Company incurring a bad debt expense of approximately $173,000. The Company monitors closely its customer accounts receivable and believes that this expense was an isolated event that does not represent a trend in this area.

     Interest expense decreased $36,447 from the amount recorded in fiscal 2003. This decrease was related primarily to reductions in short and long-term debt during fiscal 2004.

     Interest and other income declined $53,079 from the amount recorded during fiscal 2003. This decline was related primarily to a decrease in average invested cash positions and to lower interest rates paid on such positions.

     Federal income taxes increased $568,713 from the comparable amount recorded during fiscal 2003. This increase was primarily related to the increase in earnings before taxes as the effective tax rates were the same for both years.

Year ended March 31, 2003 compared to year ended March 31, 2002

     During the year ended March 31, 2003, sales, costs of goods sold and gross profit increased $8,264,782, $7,776,421 and $488,361, from the respective amounts recorded during the year ended March 31, 2002. These increases were related primarily to the Company's coil operations which experienced increases in both tons sold and in the average per ton selling price. Gross profits and costs of goods sold as a percentage of sales were approximately 6.0% and 94.0%, respectively, in both fiscal years.

     Coil product segment sales increased approximately $8,500,000 during fiscal 2003. The average per ton selling price increased approximately 12% and tonnage shipped increased from approximately 184,000 tons in fiscal 2002 to 191,000 tons in fiscal 2003. Coil segment operating profits as a percentage of segment sales were approximately 3.0% in fiscal 2003 and 1.8% in fiscal 2002. Demand for coil products was somewhat stronger in fiscal 2003.

     Tubular product segment sales were approximately the same for both fiscal 2003 and 2002. The average selling price per ton in both years was approximately the same as were tons shipped which reflected a small increase from approximately 139,000 tons in fiscal 2002 to 140,000 tons in fiscal 2003. Tubular segment operating profits as a percentage of segment sales were approximately 5.6% and 5.9% in fiscal 2003 and 2002, respectively.

     Interest expense decreased $207,019 from the amount recorded in fiscal 2002. This decrease was related primarily to reductions in short-term and long-term debt.

     Interest income and expense increased $16,700 from the amount recorded in fiscal 2002 primarily as the result of an increase in average invested cash positions during fiscal 2003.

     Federal income taxes increased $253,442 from the comparable amount recorded during fiscal 2002. This increase was primarily related to the increase in earnings before taxes as the effective tax rates were the same for both years.

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

     The Company remained in a strong, liquid position at March 31, 2004. Current ratios were 2.99 and 3.15 at March 31, 2004 and March 31, 2003, respectively. Working capital was $25,189,938 at March 31, 2004 and $23,734,112 at March 31, 2003.

     During the year ended March 31, 2004, the Company maintained assets and liabilities at levels it believed were commensurate with operations. At March 31, 2004, cash and accounts receivable increased as inventories declined. These changes were related primarily to increased sales activity in March 2004 and February 2004. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company's operations.

     The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the "revolving facility"). Pursuant to the revolving facility, which expires April 1, 2006, the Company may borrow up to $6 million at an interest rate of the bank's prime rate or 1.5% over LIBOR. The Company uses the revolving facility to support cash flow and borrows and repays funds as working capital is required. At March 31, 2004 and 2003, the Company had no borrowings outstanding under the revolving facility. The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

     During the quarter ended December 31, 2002, the Company exercised its right under a lease agreement to purchase approximately 68 acres of land on which its tubular operations are located for $214,338. This land was previously leased from LSS.

     In fiscal 2004, the Company purchased approximately $821,000 in fixed assets. The primary portion of this investment was related to the construction of a small diameter pipe mill. This mill began producing pipe in April 2004.

     Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

                                                         PAYMENT DUE BY PERIOD
                                           -------------------------------------------------
                                                       LESS THAN    1-3      3-5   MORE THAN
CONTRACTUAL OBLIGATIONS                      TOTAL      1 YEAR     YEARS    YEARS   5 YEARS
-----------------------                    ---------   ---------   ------   -----  ---------
Long-term debt obligations...............     63,037      63,037       --      --     --
Capital lease obligations................         --          --       --      --     --
Operating lease obligations..............    111,328      27,264   81,792   2,272     --
Purchase obligations.....................  8,400,000   8,400,000       --      --     --
Other long-term liabilities reflected on
  the registrant's balance sheet under
  GAAP...................................         --          --       --      --     --
                                           ---------   ---------   ------   -----     --
Total....................................  8,574,365   8,490,301   81,792   2,272     --
                                           =========   =========   ======   =====     ==

INFLATION

     During fiscal 2004, the Company believes that the general level of inflation had little effect on its operations.

                                               FRIEDMAN INDUSTRIES, INCORPORATED

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of business the Company is exposed to market risks primarily from changes in the cost of steel in inventory and in interest rates. The Company closely monitors exposure to market risks and develops appropriate strategies to manage risk. With respect to steel purchases, there is no recognized market to purchase derivative financial instruments to reduce the inventory exposure risk on changing commodity prices. The exposure to market risk associated with interest rates relates primarily to debt. Recent debt balances are minimal and, as a result, direct exposure to interest rates changes is not significant.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

                                                                   YEAR ENDED MARCH 31
                                  --------------------------------------------------------------------------------------
                                      2004           2003          2002           2001           2000           1999
                                  ------------   ------------   -----------   ------------   ------------   ------------
Net sales.......................  $116,158,567   $106,082,738   $97,817,956   $120,395,583   $120,267,809   $124,719,640
Earnings........................  $  2,535,991   $  1,432,017   $   940,039   $  2,927,582   $  2,506,801   $  3,540,811
Current assets..................  $ 37,829,701   $ 34,769,500   $35,806,988   $ 40,231,329   $ 36,945,378   $ 32,534,040
Current liabilities.............  $ 12,639,763   $ 11,035,388   $10,797,106   $ 12,271,802   $  8,377,279   $  6,758,038
Net working capital.............  $ 25,189,938   $ 23,734,112   $25,009,882   $ 27,959,527   $ 28,568,099   $ 25,776,002
Total assets....................  $ 46,028,123   $ 42,778,926   $43,986,455   $ 48,010,512   $ 45,106,790   $ 41,023,377
Stockholders' equity............  $ 33,031,604   $ 31,246,751   $30,491,351   $ 30,378,150   $ 28,622,951   $ 27,422,779
Earnings as a percent of
    Net sales...................           2.2            1.3           1.0            2.4            2.1            2.8
    Stockholders' equity........           7.7            4.6           3.1            9.6            8.8           12.9
Average number of common shares
  outstanding: Basic(1).........     7,574,070      7,572,239     7,571,239      7,568,839      7,547,624      7,528,702
Per share
  Net earnings per share:
    Basic.......................        $ 0.33         $ 0.19        $ 0.12         $ 0.39         $ 0.33         $ 0.47
  Stockholders' equity(1).......        $ 4.36         $ 4.13        $ 4.03         $ 4.01         $ 3.79         $ 3.64
Cash dividends per common
  share.........................        $ 0.10         $ 0.09        $ 0.11         $ 0.16         $ 0.18         $ 0.25
Stock dividend declared.........            --            --            --             --              5%             5%

                                                    YEAR ENDED MARCH 31
                                  --------------------------------------------------------
                                      1998           1997           1996          1995
                                  ------------   ------------   ------------   -----------
Net sales.......................  $148,840,724   $119,920,966   $106,849,181   $97,968,805
Earnings........................  $  4,809,992   $  3,630,071   $  2,836,768   $ 2,458,132
Current assets..................  $ 39,347,548   $ 33,357,160   $ 27,524,670   $25,956,555
Current liabilities.............  $ 13,437,178   $ 10,172,672   $  6,410,527   $ 5,816,334
Net working capital.............  $ 25,910,370   $ 23,184,488   $ 21,114,143   $20,140,221
Total assets....................  $ 46,039,361   $ 38,117,191   $ 32,812,986   $32,074,862
Stockholders' equity............  $ 25,732,957   $ 22,781,959   $ 20,428,936   $18,722,781
Earnings as a percent of
    Net sales...................           3.2            3.0            2.7           2.5
    Stockholders' equity........          18.7           15.9           13.9          13.1
Average number of common shares
  outstanding: Basic(1).........     7,512,901      7,489,943      7,446,076     7,444,041
Per share
  Net earnings per share:
    Basic.......................        $ 0.64         $ 0.48         $ 0.38        $ 0.33
  Stockholders' equity(1).......        $ 3.43         $ 3.04         $ 2.74        $ 2.52
Cash dividends per common
  share.........................        $ 0.25         $ 0.18         $ 0.15        $ 0.16
Stock dividend declared.........            5%             5%             5%            5%

------------

(1) Adjusted for stock dividends.

                    [FRIEDMAN INDUSTRIES INCORPORATED LOGO]