Form 10-K, Exhibit 13
period 2005-03-31
FRIEDMAN INDUSTRIES INC
filed 2005-06-29
CIK 39092

EXHIBIT 13.1
THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2005

FRIEDMAN
INDUSTRIES
INCORPORATED
2005
ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2005	2004

Net sales	$188,022,253	$116,158,567
Net earnings	6,246,043	$2,535,991
Net earnings per share (Basic)	$0.84	$0.33
Cash dividends per share	$0.29	$0.10
Stockholders’ equity	$35,354,550	$33,031,604
Working capital	$28,539,243	$25,189,938
TO OUR SHAREHOLDERS:
          As can be seen in the above financial highlights, the Company experienced an outstanding year in fiscal 2005. Strong demand for the Company’s products and services throughout the year generated record sales and earnings.
      Currently, management is sensing some weakness in the market for steel products. As volume has remained generally stable, selling prices and cost of material have decreased since March 31, 2005. It is difficult to determine if this weakness is temporary. However, management is focused on the markets and continues its efforts to maintain assets and liabilities at levels commensurate with operations.
      You are cordially invited to attend the Annual Meeting of Shareholders to be held on September 8, 2005. The meeting will be held at 11:00 a.m. in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas.

Sincerely,

-s- JACK FRIEDMAN

Jack Friedman
Chairman of the Board
and Chief Executive Officer

FRIEDMAN INDUSTRIES, INCORPORATED
OFFICERS
Jack Friedman
Chairman of the Board and
Chief Executive Officer
William E. Crow
President and Chief Operating Officer
Benny B. Harper
Senior Vice President — Finance
and Secretary/Treasurer
Thomas N. Thompson
Senior Vice President — Sales and Marketing
Ronald L. Burgerson
Vice President
Dale Ray
Vice President
Howard Henderson
Vice President of Operations — Texas Tubular Division
Robert Sparkman
Vice President of Sales — Coil Divisions
Charles W. Hall
Assistant Secretary
COMPANY OFFICES AND WEB SITE
  CORPORATE OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433
  SALES OFFICE — COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431
  SALES OFFICE — TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511
  WEB SITE
  www.friedmanindustries.com
COUNSEL
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010
AUDITORS
Ernst & Young LLP
1401 McKinney, Suite 1200
Houston, Texas 77010
TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007
DIRECTORS
Jack Friedman
Chairman of the Board and
Chief Executive Officer
William E. Crow
President and Chief Operating Officer
Harold Friedman
Former Vice Chairman of the Board
Houston, Texas
Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas
Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas
Hershel M. Rich
Private investor and
business consultant
Houston, Texas
Kirk K. Weaver
President, FXI Corporation
(technology support services)
Houston, Texas
Joe L. Williams
Managing Director,
Acordia of Texas, Inc.
(insurance and risk management)
Houston, Texas
ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

FRIEDMAN INDUSTRIES, INCORPORATED
DESCRIPTION OF BUSINESS
      Friedman Industries, Incorporated is engaged in pipe manufacturing and processing, steel processing and steel and pipe distribution.
      At its facilities in Lone Star, Texas, and Hickman, Arkansas, the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. In addition, through its XSCP Division located in Hickman, Arkansas, the Company purchases and markets non-standard hot-rolled coils received from Nucor Steel Company (“NSC”). The Company purchases a substantial amount of its annual coil tonnage from Lone Star Steel Company (“LSS”) and NSC. Loss of LSS or NSC as a source of coil supply could have a material adverse effect on the Company’s business.
      The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 250 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.
      The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 260 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of such pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company’s business.
      Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2005		Fiscal 2004

	High	Low	High	Low

First Quarter	4.65	3.05	2.75	2.30
Second Quarter	6.55	4.50	3.64	2.53
Third Quarter	12.00	5.50	3.50	2.88
Fourth Quarter	16.56	6.41	4.45	3.15

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2005	Fiscal 2004

First Quarter	$.05	$.03
Second Quarter	$.08	$.03
Third Quarter	$.08	$.02
Fourth Quarter	$.08	$.02

      The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).
      The approximate number of shareholders of record of the Company as of May 27, 2005 was 450.

FRIEDMAN INDUSTRIES, INCORPORATED
CONSOLIDATED BALANCE SHEETS
ASSETS

	March 31

	2005	2004

CURRENT ASSETS:
Cash and cash equivalents	$205,375	$1,984,763
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 and $44,776 in 2005 and 2004, respectively	16,403,036	14,688,702
Inventories	25,857,240	21,043,992
Prepaid federal income taxes	892,104	—
Other	141,004	112,244

TOTAL CURRENT ASSETS	43,498,759	37,829,701
PROPERTY, PLANT, AND EQUIPMENT:
Land	478,618	437,793
Buildings and yard improvements	4,088,149	4,088,149
Machinery and equipment	18,896,907	18,013,461
Less accumulated depreciation	(16,725,869)	(15,846,288)

	6,737,805	6,693,115
OTHER ASSET:
Cash value of officers’ life insurance	559,778	1,302,613
Deferred income taxes	—	202,694

TOTAL ASSETS	$50,796,342	$46,028,123

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31

	2005	2004

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$13,474,128	$10,204,653
Current portion of long-term debt	2,897	63,037
Dividends payable	571,180	151,500
Income taxes payable	—	1,134,433
Contribution to profit sharing plan	274,000	280,000
Employee compensation and related expenses	637,311	806,140

TOTAL CURRENT LIABILITIES	14,959,516	12,639,763
DEFERRED INCOME TAXES	86,856	—
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	395,420	356,756
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,764,215 in 2005 and 7,575,239 in 2004	7,764,215	7,575,239
Additional paid-in capital	28,492,619	27,714,669
Treasury stock at cost (624,468 shares at March 31, 2005 and 0 shares at March 31, 2004)	(2,768,785)	—
Retained earnings (deficit)	1,866,501	(2,258,304)

TOTAL STOCKHOLDERS’ EQUITY	35,354,550	33,031,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,796,342	$46,028,123

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31

	2005	2004	2003

Sales	$188,022,253	$116,158,567	$106,082,738
Costs and expenses:
Cost of products sold	172,260,349	107,316,507	99,667,017
Selling, general, and administrative	5,663,317	4,827,728	4,056,744
Interest expense	15,638	35,253	71,700

	177,939,304	112,179,488	103,795,461

	10,082,949	3,979,079	2,287,277
Interest and other income	146,354	56,595	109,674

EARNINGS BEFORE INCOME TAXES	10,229,303	4,035,674	2,396,951
Income taxes:
Current	3,693,710	1,985,835	1,163,036
Deferred	289,550	(486,152)	(198,102)

	3,983,260	1,499,683	964,934

NET EARNINGS	$6,246,043	$2,535,991	$1,432,017

Average number of common shares outstanding:
Basic	7,418,410	7,574,070	7,572,239
Diluted	7,552,131	7,640,546	7,589,900
Net earnings per share:
Basic	$.84	$.33	$.19
Diluted	$.83	$.33	$.19
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional		Retained
	Common	Paid-In	Treasury	Earnings
	Stock	Capital	Stock	(Deficit)

BALANCE AT MARCH 31, 2002	$7,571,239	$27,707,309	—	$(4,787,197)
Net earnings	—	—	—	1,432,017
Issuance of Directors’ shares	2,000	3,060	—	—
Cash dividends ($0.09 per share)	—	—	—	(681,677)

BALANCE AT MARCH 31, 2003	7,573,239	27,710,369	—	(4,036,857)
Net earnings	—	—	—	2,535,991
Issuance of Directors’ shares	2,000	4,300	—	—
Cash dividends ($0.10 per share)	—	—	—	(757,438)

BALANCE AT MARCH 31, 2004	7,575,239	27,714,669	—	(2,258,304)
Net earnings	—	—	—	6,246,043
Issuance of Directors’ shares	2,000	9,800	—	—
Exercise of stock options	186,976	286,527	—	—
Tax benefit of stock options exercised	—	481,623	—	—
Cash dividends($0.29 per share)	—	—		(2,121,238)
Treasury stock (624,468 shares)	—	—	$(2,768,785)	—

BALANCE AT MARCH 31, 2005	$7,764,215	$28,492,619	$(2,768,785)	$1,866,501

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31

	2005	2004	2003

OPERATING ACTIVITIES
Net earnings	$6,246,043	$2,535,991	$1,432,017
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	908,382	916,260	967,003
Deferred taxes	289,550	(486,152)	(198,102)
Change in post retirement benefits	38,664	200,756	(7,000)
Tax benefit of stock options exercised	481,623	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,714,334)	(4,722,641)	(2,480,844)
Inventories	(4,813,248)	2,988,276	(530,067)
Prepaid federal income taxes	(892,104)	—	—
Other assets	(28,760)	(14,200)	37,632
Accounts payable and accrued expenses	3,269,475	333,765	517,502
Contribution to profit sharing plan	(6,000)	20,000	—
Employee compensation and related expenses	(168,829)	528,216	91,136
Federal income taxes payable	(1,134,433)	727,813	319,148

Net cash provided by operating activities	2,476,029	3,028,084	148,425
INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(953,613)	(821,209)	(604,735)
Proceeds from sale of asset	542	—	—
(Increase) decrease in cash value of officers’ life insurance	742,835	(81,354)	(81,184)

Net cash used in investing activities	(210,236)	(902,563)	(685,919)
FINANCING ACTIVITIES
Cash dividends paid	(1,702,610)	(757,398)	(605,782)
Proceeds from borrowings of long-term debt	5,000,000	2,000,000	104,239
Principal payments on long-term debt	(5,060,140)	(2,062,787)	(2,865,747)
Payments on loans against life insurance	—	—	(111,043)
Purchase of treasury stock	(2,767,734)	—	—
Stock awards and options exercised	485,303	6,300	5,060

Net cash used in financing activities	(4,045,181)	(813,885)	(3,473,273)

Increase (decrease) in cash and cash equivalents	(1,779,388)	1,311,636	(4,010,767)
Cash and cash equivalents at beginning of year	1,984,763	673,127	4,683,894

Cash and cash equivalents at end of year	$205,375	$1,984,763	$673,127

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
March 31, 2005
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      BASIS OF CONSOLIDATION:  The consolidated financial statements include the accounts of Friedman Industries, Incorporated, and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.
      REVENUE RECOGNITION:  Revenues are recognized upon shipment of products. The terms of shipments made by the Company are free on board shipping point.
      TRADE RECEIVABLES:  The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.
      CASH AND CASH EQUIVALENTS:  The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
      INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. During the year ended March 31, 2004 earnings before income taxes include a benefit of approximately $950,000 from the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior year as compared to respective current costs of purchases. At March 31, 2005, March 31, 2004 and March 31, 2003, replacement cost exceeded LIFO cost by approximately $8,200,000, $4,320,000 and $990,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method.
      The following is a summary of inventory by product group:

	March 31

	2005	2004

Prime coil inventory	$7,497,674	$4,976,300
Non-standard coil inventory	530,084	4,181,815
Tubular raw material	4,341,204	3,515,060
Tubular finished goods	13,488,278	8,370,817

	$25,857,240	$21,043,992

      PROPERTY, PLANT, AND EQUIPMENT:  On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). That statement requires that assets held-for-sale be recorded at the lower of their carrying amount or their fair value less cost to sell. Held-for-sale assets are not depreciated. Assets are classified as held-for-sale only if (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) the asset is actively being marketed for sale at a price that is reasonable in relation to its current fair value and (iv) management believes the sale of the asset is probable and expects transfer within one year. No assets met the definition of held-for-sale at March 31, 2005 and 2004. Property, plant, and equipment are stated at cost.

FRIEDMAN INDUSTRIES, INCORPORATED
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Improvements	5 to 10 years
Loaders and other rolling stock	5 years
      Interest costs incurred during construction projects are capitalized as part of the cost of such assets. No interest was capitalized for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2005 or 2004.
      Maintenance and repairs are expensed as incurred.
      SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid interest of approximately $15,700 in 2005, $35,300 in 2004, and $87,307 in 2003. The Company paid income taxes, net of refunds, of $4,891,061 in 2005, $1,065,000 in 2004, and $617,000 in 2003.
      USE OF ESTIMATES:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
      FINANCIAL INSTRUMENTS:  Since the Company’s financial instruments are short term in nature, the carrying value approximates fair value.
      RECLASSIFICATIONS:  Certain reclassifications have been made to prior period amounts to conform with the current year presentation.
      STOCK BASED COMPENSATION:  The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
      The following schedule reflects the impact on net income and earnings per common share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation to stock based employee compensation for the years ended March 31:

	2005	2004	2003

Reported net income	$6,246,043	$2,535,991	$1,432,017
Less: compensation expenses per SFAS No. 123, net of tax	-0-	31,582	113,685

Pro forma net income	$6,246,043	$2,504,409	$1,318,332

BASIC EARNINGS PER COMMON SHARE:
Reported net income	.84	.33	.19
Less: compensation expense per SFAS No. 123, net of tax	.00	.00	.02

Pro forma net income	.84	.33	.17

DILUTED EARNINGS PER COMMON SHARE:
Reported net income	.83	.33	.19
Less: compensation expense per SFAS No. 123, net of tax	.00	.00	.02

Pro forma net income	.83	.33	.17

FRIEDMAN INDUSTRIES, INCORPORATED
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
      The fair value of options granted in fiscal 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3.0%, a dividend yield of 3.4%, volatility factor of the expected market price of the Company’s common stock of 0.42, and a weighted average expected life of the option of four years. There were no options granted in fiscal 2005 and 2004.
      The Company also grants stock awards to outside directors and records these grants as expense.
      ECONOMIC RELATIONSHIP:  Lone Star Steel Company (“LSS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately 16%, 15% and 11% of total company sales in 2005, 2004, and 2003, respectively. Loss of LSS as a customer could have a material adverse effect on the Company’s business. Other than LSS, no customer accounted for 10% of total sales in the three years ended March 31, 2005, except Trinity Industries, Inc. which accounted for approximately 11% of total sales in fiscal 2005.
      The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.
      NEW ACCOUNTING PRONOUNCEMENT:  In December 2004, the Financial Accounting Standards Board (FASB) issued Statement Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The SEC has deferred the implementation date and the Company is now required to adopt SFAS 123(R) no later than April 1, 2006. SFAS 123(R) permits adoption using one of two methods, a modified prospective method (“Prospective Method”) or a modified retrospective method (“Retrospective Method”). With the Prospective Method, costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The Retrospective Method applies the requirements of the Prospective Method but further permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures. The Company has currently not determined which method it will use and therefore, the impact of the adoption of SFAS 123(R) cannot be reasonably estimated at this time. The effect of expensing stock options using the Black-Scholes model is presented in the pro forma disclosure above.
2. STOCK OPTIONS AND CAPITAL STOCK
      Under the Company’s 1989 and 1996 Stock Option Plans, options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 16,314 additional options may be granted. All options have ten-year terms and become

FRIEDMAN INDUSTRIES, INCORPORATED
2. CAPITAL STOCK AND STOCK OPTIONS (Continued)
fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	411,694	$2.58	411,694	$2.58	154,293	$3.01
Granted	—	—	—	—	265,000	$2.33
Exercised	(186,976)	$2.53	—	—	—	—
Canceled	—	—	—	—	(7,599)	$2.78

Outstanding at end of year	224,718	$2.62	411,694	$2.58	411,694	$2.58

Exercisable at end of year	224,718	$2.62	411,694	$2.58	146,694	$3.03
Weighted average fair value of options granted during the year		—		—		$2.33
      Outstanding and exercisable stock options at March 31, 2005, were as follows:

		Outstanding		Exercisable

Range of	Weighted Average		Weight Average		Weight Average
Exercise Price	Remaining Years	Shares	Exercise Price	Shares	Exercise Price

$2.33 - $2.45	7.5	145,297	$2.33	145,297	$2.33
$3.13	1.0	79,421	$3.13	79,421	$3.13

	5.2	224,718		224,718
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
3. LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES
      The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expires April 1, 2006, the Company may borrow up to $6 million at the bank’s prime rate or at 1.5% over LIBOR. At March 31, 2005 and 2004, the Company did not have borrowings outstanding under the revolving facility. The Company entered into certain notes payable related to the purchase of certain pipe loading equipment. The annual principal payments required on these notes payable including the current portion thereon during the next five years are as follows:

2006	$2,897
2007	—
2008	—
2009	—
2010	—

Total	$2,897

      The Company is obligated under an operating lease for its Longview, Texas office building that expires on April 30, 2008. The following is a schedule of future minimum annual rental payments required under this operating lease as of March 31, 2005:

FRIEDMAN INDUSTRIES, INCORPORATED
3. LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES (Continued)

2006	$27,264
2007	27,264
2008	27,264
2009	2,272
2010	—
Thereafter	—

Total	$84,064

      Rental expense for leased properties was $27,264, $27,264 and $131,629 during fiscal 2005, 2004 and 2003, respectively.
4. EARNINGS PER SHARE
      Basic and dilutive net income per share is computed based on the following information:

	Year Ended March 31

	2005	2004	2003

Basic
Net income	$6,246,043	$2,535,991	$1,432,017

Average common shares	7,418,410	7,574,070	7,572,239

Dilutive
Net income	$6,246,043	$2,535,991	$1,432,017

Average common shares	7,418,410	7,574,070	7,572,239
Common share equivalents:
Options	133,721	66,476	17,661

Total common share equivalents	133,721	66,476	17,661

Average common shares and common equivalents	7,552,131	7,640,546	7,589,900

5. INCOME TAXES
      Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31

	2005	2004

Deferred tax liabilities:
Depreciation	$(814,504)	$(650,000)

Total deferred tax liabilities	(814,504)	(650,000)
Deferred tax assets:
Inventory capitalization	71,423	90,047
Inventory reserve	460,771	570,000
Postretirement benefits other than pensions	134,443	124,100
Other	61,011	68,547

Total deferred tax assets	727,648	852,694

Net deferred tax asset (liability)	$(86,856)	$202,694

FRIEDMAN INDUSTRIES, INCORPORATED
5. INCOME TAXES (Continued)
      The U.S. federal statutory income tax is reconciled to the effective rate as follows:

	Year Ended March 31

	2005	2004	2003

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%	34.0%
State and local income tax rates net of federal income tax benefit	4.9	3.2	6.3

Provision for income taxes	38.9%	37.2%	40.3%

      Components of tax expense follows:

	Year Ended March 31

	2005	2004	2003

Federal
Current	$2,934,088	$1,792,570	$935,807
Deferred	289,550	(486,152)	(198,102)

	3,223,638	1,306,418	737,705
State
Current	759,622	193,265	227,229

	759,622	193,265	227,229

Total	$3,983,260	$1,499,683	$964,934

6. PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS
      The Company has a defined contribution plan (the “Plan”) covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $276,000 for the year ended March 31, 2005, $280,000 for the year ended March 31, 2004, and $260,000 for the year ended March 31, 2003. The employees fully vest in the Plan upon completion of 7 years of service. Contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the plan year and years of active service with the Company.
      Employees of the Company may participate in a 401(k) retirement plan (the “401(k) plan”). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the 401(k) plan. Employees fully vest in the Company’s matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $40,000, $28,000 and $27,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

FRIEDMAN INDUSTRIES, INCORPORATED
7. INDUSTRY SEGMENT DATA
      The Company is engaged in pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its tubular operation, the Company purchases, processes, manufactures, and markets tubular products. The following is a summary of significant financial information relating to the product groups:

	Year Ended March 31

	2005	2004	2003

NET SALES:
Coil	$104,312,715	$62,372,496	$60,416,662
Tubular	83,709,538	53,786,071	45,666,076

TOTAL NET SALES	$188,022,253	$116,158,567	$106,082,738

OPERATING PROFIT:
Coil	$4,283,911	$3,026,372	$1,786,570
Tubular	9,021,863	3,704,082	2,545,695

TOTAL OPERATING PROFIT	13,305,774	6,730,454	4,332,265
General corporate expenses	(3,207,187)	(2,716,122)	(1,973,288)
Interest expense	(15,638)	(35,253)	(71,700)
Interest and other income	146,354	56,595	109,674

TOTAL EARNINGS BEFORE TAXES	$10,229,303	$4,035,674	$2,396,951

IDENTIFIABLE ASSETS:
Coil	$20,724,554	$21,770,013	$18,967,495
Tubular	28,300,933	20,623,515	21,848,558

	49,025,487	42,393,528	40,816,053
General corporate assets	1,770,855	3,634,595	1,962,873

TOTAL ASSETS	$50,796,342	$46,028,123	$42,778,926

DEPRECIATION:
Coil	$624,654	$744,759	$804,463
Tubular	248,542	151,250	141,384
Corporate and other	35,186	20,251	21,156

	$908,382	$916,260	$967,003

CAPITAL EXPENDITURES:
Coil	$113,243	$30,457	$56,494
Tubular	815,145	715,426	514,623
Corporate and other	25,225	75,326	33,618

	$953,613	$821,209	$604,735

      Operating profit is total revenue less operating expenses, excluding general corporate expenses, interest expense, and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and cash equivalents, prepaid federal income taxes, deferred income taxes and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED
8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)
      The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2005 and 2004:

	Quarter Ended

	June 30	September 30	December 31	March 31
	2004	2004	2004	2005

Net sales	$44,915,704	$49,020,241	$43,434,081	$50,652,227
Gross profit	4,200,547	5,025,949	3,156,238	3,379,170
Net earnings	1,618,829	2,261,133	1,220,609	1,145,472
Basic(1)	.21	.30	.16	.16
Diluted(1)	.21	.29	.16	.16

	Quarter Ended

	June 30	September 30	December 31	March 31
	2003	2003	2003	2004

Net sales	$25,204,170	$25,410,689	$24,977,857	$40,565,851
Gross profit	1,948,657	1,499,757	949,065	4,444,581
Net earnings	467,265	291,262	10,117	1,767,347	(2)
Basic	.06	.04	.00	.23
Diluted	.06	.04	.00	.23

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts are computed independently for each quarter.

(2)	Includes the benefit of approximately $594,000 ($0.08 per share diluted) in net earnings from the liquidation of LIFO inventories.

FRIEDMAN INDUSTRIES, INCORPORATED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Friedman Industries, Incorporated
We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated and subsidiary at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Houston, Texas
June 27, 2005

SELECTED FINANCIAL DATA

	Year Ended March 31

	2005	2004	2003	2002	2001

Net sales	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583
Net earnings	6,246,043	2,535,991	1,432,017	940,039	2,927,582
Total assets	50,796,342	46,028,123	42,778,926	43,986,455	48,010,512
Long-term debt	—	—	57,329	2,053,438	4,800,000
Stockholders’ equity	35,354,550	33,031,604	31,246,751	30,491,351	30,378,150
Net earnings per share:
Basic	0.84	0.33	0.19	0.12	0.39
Diluted	0.83	0.33	0.19	0.12	0.39
Cash dividends declared per share	0.29	0.10	0.09	0.11	0.16
See also Note 1 of Notes to the Company’s Consolidated Financial Statements herein which describes the Company’s relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS
Year ended March 31, 2005 compared to year ended March 31, 2004
      During the year ended March 31, 2005, sales, costs of goods sold and gross profit increased $71,863,686, $64,943,842 and $6,919,844, from the respective amounts recorded during the year ended March 31, 2004. The increases in sales and costs of goods were related primarily to increases in the average per ton selling price and average per ton cost of goods sold of approximately 77% and 76%, respectively. Total tons shipped decreased from approximately 322,000 tons in fiscal 2004 to 294,000 tons in fiscal 2005. Gross profit benefited from improved margins. In fiscal 2005, gross profit and costs of goods as percentage of sales were approximately 8.4% and 91.6%, respectively, compared to 7.6% and 92.4%, respectively, in fiscal 2004. During fiscal 2005, the Company experienced a significant improvement in market conditions for its products as compared to market conditions during fiscal 2004.
      Coil product segment sales increased approximately $41,940,000 during fiscal 2005. This increase was related primarily to an increase in the average per ton selling price. Tons shipped declined from approximately 173,000 tons in fiscal 2004 to 144,000 tons in fiscal 2005. Each of the Company’s coil operations reflected a decrease in tons sold. However, approximately 59% of this overall decrease in tons sold was related to a reduction in tons sold by the Company’s XSCP Division (“XSCP”). During fiscal 2005, XSCP, which markets non-standard coils received from Nucor Steel Company (“NSC”), agreed with NSC to suspend the purchase of non-standard coils. XSCP accounted for approximately 3% of the Company’s total sales during fiscal 2005. The Company expects to continue XSCP operations. Currently, the Company is receiving limited shipments of non-standard coils from NSC. In the near term, management expects these limited shipments to continue. When not used by XSCP, XSCP operating assets can be used at the Company’s Hickman, Arkansas coil facility (“Hickman”). Total coil operating profit as a percentage of coil segment sales decreased from 4.9% in fiscal 2004 to 4.1% in fiscal 2005. In fiscal 2004, coil operations experienced a liquidation of LIFO inventory which generated a one-time benefit of approximately $950,000 in operating income.
      In fiscal 2005, the Company’s Lone Star coil facility (“LSCF”) continued to experience a lack of supply of coil products from its primary coil supplier, Lone Star Steel Company (“LSS”). LSCF, which accounted for approximately 7% of the Company’s total sales in fiscal 2005, has from time to time purchased coils from other suppliers. However, freight costs associated with these purchases diminishes the Company’s competitiveness in a very competitive industry. LSCF produced a profit from operations in fiscal 2005. A further reduction in supply could have an adverse effect on coil segment operations. Management confers regularly with LSS and continues to monitor this situation closely.
      The Company is dependent on LSS and NSC for its supply of inventory. NSC continues to supply Hickman with steel coils in amounts that are adequate for the Company’s purposes. While current levels are adequate to sustain the Company’s operations, a reduction in the supply of steel coils could have an adverse effect on the Company’s coil operations.
      Tubular product segment sales increased approximately $29,923,000 during fiscal 2005. This increase resulted primarily from an approximate 54% increase in the average per ton selling price. Tons shipped in each fiscal year remained constant at approximately 150,000 tons. Tubular product segment operating profits as a percentage of segment sales were approximately 10.8% and 6.9% in

FRIEDMAN INDUSTRIES, INCORPORATED
fiscal 2005 and 2004, respectively. This segment benefited from significantly improved market conditions for tubular products during fiscal 2005 as compared to market conditions in fiscal 2004.
      During fiscal 2005, LSS, the Company’s primary supplier of tubular products and coil material used in pipe manufacturing, continued to supply such products in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from LSS.
      During fiscal 2005, general, selling and administrative costs increased $835,589 from the amount recorded during fiscal 2004. This increase was related primarily to bonuses associated with increased earnings and an increase in legal and professional expenses.
      Interest and other income increased $89,759 from the amount recorded during fiscal 2005. This increase was associated primarily with interest earned on improved invested cash positions during fiscal 2005.
      Income taxes increased $2,483,577 from the comparable amount recorded during fiscal 2004. This increase was primarily related to the increase in earnings before taxes. The effective tax rates were 39% and 37% in fiscal 2005 and 2004, respectively. In fiscal 2005, the Company recorded taxes related to the surrender of life insurance policies and an increase in the net effect of state income taxes.
Year ended March 31, 2004 compared to year ended March 31, 2003
      During the year ended March 31, 2004, sales, costs of goods sold and gross profit increased $10,075,829, $7,649,490 and $2,426,339, from the respective amounts recorded during the year ended March 31, 2003. The increases in sales and costs of goods sold were related primarily to increases in the average per ton selling price and the per ton cost of products of approximately 13% and 11%, respectively. The increase in gross profit was related primarily to the increase in sales and improved margins. Gross profits and costs of goods sold as a percentage of sales were approximately 7.6% and 92.4%, respectively, in fiscal 2004 compared to 6.0% and 94.0%, respectively, in fiscal 2003. The increase in gross margin was related primarily to the last quarter of fiscal 2004 in which the Company’s operations benefited from stronger demand for its products and services and from the liquidation of LIFO inventories which generated a one-time benefit of approximately $950,000 in gross profit.
      Coil product segment sales increased approximately $1,956,000 during fiscal 2004. The average per ton selling price increased approximately 14% as tonnage shipped declined from approximately 191,000 tons in fiscal 2003 to 173,000 tons in fiscal 2004. Coil segment operating profits as a percentage of segment sales were approximately 4.9% in fiscal 2004 and 3.0% in fiscal 2003. This segment benefited from stronger demand for its products and services and from the liquidation of LIFO inventories which contributed a one-time benefit to segment operations of approximately $950,000. In fiscal 2004, the Company’s LSCF experienced a lack of supply of coil products from its primary coil supplier, LSS, which resulted in decreased sales. This facility’s sales represented approximately 7% of the Company’s total sales in fiscal 2004. This facility has from time to time purchased steel coils from other suppliers. However, the freight cost on such purchases diminishes the Company’s competitiveness in an extremely competitive industry. While the supply of inventory in 2004 allowed this facility to operate at approximately a break-even point, a further reduction in supply could have an adverse effect on coil segment operations. Management confers with LSS regularly and continues to monitor this situation closely. Subsequent to March 31, 2004, XSCP, which markets non-standard coils received from NSC, agreed with NSC to suspend the purchase of non-standard coils. XSCP represented approximately 6% of the Company’s total sales in fiscal 2004.
      Tubular product segment sales increased approximately $8,120,000 during fiscal 2004. This increase resulted primarily from both an increase in the average per ton selling price of approximately 11% and an increase in tons sold from approximately 140,000 tons in fiscal 2003 to 149,000 tons in fiscal 2004. Tubular segment operating profits as a percentage of segment sales

FRIEDMAN INDUSTRIES, INCORPORATED
were approximately 6.9% and 5.6% in fiscal 2004 and 2003, respectively. This improvement was associated primarily with stronger demand for this segment’s products during the last quarter of fiscal 2004.
      General, selling and administrative costs increased $770,984 from the amount recorded in fiscal 2003. This increase resulted primarily from increases in incentive bonuses and other variable expenses related to increased earnings, in bad debt expense, in legal and professional expenses and in insurance expenses. During fiscal 2004, the Company experienced a bad debt related to one of its larger customers, which resulted in the Company incurring a bad debt expense of approximately $173,000. The Company monitors closely its customer accounts receivable and believes that this expense was an isolated event that does not represent a trend in this area.
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
      Income taxes increased $534,749 from the comparable amount recorded during fiscal 2003. This increase was primarily related to the increase in earnings before taxes. Effective rates were approximately 37% and 40% in fiscal 2004 and 2003, respectively. The net effect of state income taxes was greater in fiscal 2003 as compared to fiscal 2004.
FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL
      The Company remained in a strong, liquid position at March 31, 2005. Current ratios were 2.91 and 2.99 at March 31, 2005 and March 31, 2004, respectively. Working capital was $28,539,243 at March 31, 2005 and $25,189,938 at March 31, 2004.
      During the year ended March 31, 2005, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Cash declined as accounts receivable, inventories and accounts payable increased. An increase in sales in March 2005 generated the increase in accounts receivable. The increases in inventory and accounts payable were related primarily to increased costs of material. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.
      In December 2004, the Company purchased 624,207 shares of the common stock of the Company from Mr. Harold Friedman for approximately $4.434 per share or a total of $2,767,734. Effective as of December 31, 2004, Mr. Friedman resigned as Vice Chairman of the Board and retired as a full-time employee of the Company.
      During the year ended March 31, 2005, the Company purchased approximately $953,613 in fixed assets. This purchase was related primarily to a small diameter pipe mill which began operation in April 2004.
      In June 2004 and July 2004, the Company surrendered, for cash, certain split-dollar life insurance policies on the lives of Jack and Harold Friedman, respectively. The Company received the total cash surrender value of $812,432.
      The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expires April 1, 2006, the Company may borrow up to $6 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The Company uses the revolving facility to support cash flow and borrows and repays funds as working capital is required. At March 31, 2005 and 2004, the Company had no borrowings outstanding under the revolving facility. The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

FRIEDMAN INDUSTRIES, INCORPORATED
FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL (continued)
      Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.
OFF-BALANCE SHEET ARRANGEMENTS
      The Company has no off-balance sheet arrangements.
CONTRACTUAL OBLIGATIONS

	Payment Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt obligations	$2,897	$2,897	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	84,064	27,264	$54,528	$2,272	—

Total	$86,961	$30,161	$54,528	$2,272	—

INFLATION
      During fiscal 2005, the Company believes that the general level of inflation had little effect on its operations.
CRITICAL ACCOUNTING POLICIES
      The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One such accounting policy which requires significant estimates and judgments is the valuation of LIFO inventories in the Company’s quarterly reporting. The Company’s quarterly valuation of inventory requires estimates of the year end quantities which is inherently difficult. Historically, these estimates have been materially correct. In addition, the Company maintains an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is doubtful. On an on-going basis, the Company evaluates estimates and judgments. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.
FORWARD-LOOKING STATEMENTS
      From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity and product quality. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors including but not limited to changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general, and the Company’s success in executing its internal operating plans.

FRIEDMAN INDUSTRIES, INCORPORATED
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

FRIEDMAN INDUSTRIES, INCORPORATED
TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Net sales	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583	$120,267,809	$124,719,640	$148,840,724	$119,920,966	$106,849,181
Earnings	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582	$2,506,801	$3,540,811	$4,809,992	$3,630,071	$2,836,768
Current assets	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329	$36,945,378	$32,534,040	$39,347,548	$33,357,160	$27,524,670
Current liabilities	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802	$8,377,279	$6,758,038	$13,437,178	$10,172,672	$6,410,527
Net working capital	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527	$28,568,099	$25,776,002	$25,910,370	$23,184,488	$21,114,143
Total assets	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512	$45,106,790	$41,023,377	$46,039,361	$38,117,191	$32,812,986
Stockholders’ equity	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150	$28,622,951	$27,422,779	$25,732,957	$22,781,959	$20,428,936
Earnings as a percent of
Net sales	3.3	2.2	1.3	1.0	2.4	2.1	2.8	3.2	3.0	2.7
Stockholders’ equity	17.7	7.7	4.6	3.1	9.6	8.8	12.9	18.7	15.9	13.9
Average number of common shares outstanding: Basic(1)	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839	7,547,624	7,528,702	7,512,901	7,489,943	7,446,076
Per share
Net earnings per share:
Basic	$ 0.84	$ 0.33	$ 0.19	$ 0.12	$ 0.39	$ 0.33	$ 0.47	$ 0.64	$ 0.48	$ 0.38
Stockholders’ equity(1)	$ 4.77	$ 4.36	$ 4.13	$ 4.03	$ 4.01	$ 3.79	$ 3.64	$ 3.43	$ 3.04	$ 2.74
Cash dividends per common share	$ 0.29	$ 0.10	$ 0.09	$ 0.11	$ 0.16	$ 0.18	$ 0.25	$ 0.25	$ 0.18	$ 0.15
Stock dividend declared	—	—	—	—	—	5%	5%	5%	5%	5%

(1)	Adjusted for stock dividends.

[Friedman Industries Incorporated Logo]