Form 10-K, Exhibit 13
period 2006-03-31
FRIEDMAN INDUSTRIES INC
filed 2006-06-29
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2006

FRIEDMAN
INDUSTRIES
INCORPORATED

2006
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2006	2005

Net sales	$181,900,351	$188,022,253
Net earnings	$6,453,888	$6,246,043
Net earnings per share (Basic)	$0.91	$0.84
Cash dividends per share	$0.32	$0.29
Stockholders’ equity	$37,097,335	$35,354,550
Working capital	$29,167,810	$28,539,243

TO OUR SHAREHOLDERS:

As reflected in the financial highlights above, the Company experienced another successful year. In management’s opinion, a strong U.S. economy for durable goods supported strong market conditions for the Company’s products and services in fiscal 2006.

Management is pleased to announce expansion of operations on several fronts. The pipe mill which began operation in April 2004 has been upgraded substantially in the past year. This pipe mill is now capable of running pipe that is recognized by various industry standards ranging from 2 3/8” to 5 9/16” in outside diameter. In addition, the Company intends to phase out the Lone Star coil facility and redeploy certain of these assets to a new coil operation in Decatur, Alabama. This facility will be located near Nucor Steel Company and will initially operate a hot roll steel temper mill and a cut-to-length and leveling line. The Company expects the Decatur facility to become operational in fiscal 2008.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. CST, on Thursday, September 7, 2006, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

Sincerely,

William E. Crow
Chief Executive Officer, President and
Chief Operating Officer

FRIEDMAN INDUSTRIES, INCORPORATED

OFFICERS

William E. Crow
Chief Executive Officer,
President and Chief Operating Officer

Benny B. Harper
Senior Vice President — Finance
and Secretary/Treasurer

Thomas N. Thompson
Senior Vice President — Sales and Marketing

Ronald L. Burgerson
Vice President

Dale Ray
Vice President

Howard Henderson
Vice President of Operations — Texas Tubular Division

Robert Sparkman
Vice President of Sales — Coil Divisions

Charles W. Hall
Assistant Secretary

COMPANY OFFICES AND WEB SITE
  CORPORATE OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE — COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE — TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511

  WEB SITE
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010

AUDITORS
Ernst & Young LLP
1401 McKinney, Suite 1200
Houston, Texas 77010

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

DIRECTORS

Jack Friedman
Chairman Emeritus; former
Chairman of the Board and
Chief Executive Officer
Longview, Texas

Harold Friedman
Chairman of the Board;
Former Vice Chairman of the Board
Houston, Texas

William E. Crow
Chief Executive Officer,
President and Chief Operating Officer
Longview, Texas

Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Kirk K. Weaver
President, SVR Technologies LLC
(technology support services); formerly,
President, FXI Corporation
(technology support services)
Houston, Texas

Joe L. Williams
Managing Director,
Acordia of Texas, Inc.
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 260 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 230 customers and sells a substantial amount of manufactured pipe to LSS. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of such pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2006		Fiscal 2005
	High	Low	High	Low

First Quarter	$8.10	5.80	$4.65	$3.05
Second Quarter	7.94	6.00	6.55	4.50
Third Quarter	6.80	5.52	12.00	5.50
Fourth Quarter	9.94	5.80	16.56	6.41

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2006	Fiscal 2005

First Quarter	$.08	$.05
Second Quarter	$.08	$.08
Third Quarter	$.08	$.08
Fourth Quarter	$.08	$.08

The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 26, 2006 was 430.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$1,982,526	$205,375
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 in 2006 and 2005	17,494,313	16,403,036
Inventories	27,956,921	25,857,240
Prepaid federal income taxes	—	892,104
Other	117,243	141,004

TOTAL CURRENT ASSETS	47,551,003	43,498,759
PROPERTY, PLANT, AND EQUIPMENT:
Land	486,653	478,618
Buildings and yard improvements	4,088,149	4,088,149
Machinery and equipment	20,852,126	18,896,907
Less accumulated depreciation	(17,653,265)	(16,725,869)

	7,773,663	6,737,805
OTHER ASSET:
Cash value of officers’ life insurance	606,223	559,778

TOTAL ASSETS	$55,930,889	$50,796,342

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2006	2005
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$16,713,944	$13,474,128
Current portion of long-term debt	—	2,897
Dividends payable	533,330	571,180
Income taxes payable	143,196	—
Contribution to profit sharing plan	256,000	274,000
Employee compensation and related expenses	736,723	637,311

TOTAL CURRENT LIABILITIES	18,383,193	14,959,516
DEFERRED INCOME TAXES	4,618	86,856
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	445,743	395,420
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,842,342 in 2006 and 7,764,215 in 2005	7,842,342	7,764,215
Additional paid-in capital	28,663,814	28,492,619
Treasury stock at cost (1,175,716 shares at March 31, 2006 and 624,468 shares at March 31, 2005)	(5,475,964)	(2,768,785)
Retained earnings	6,067,143	1,866,501

TOTAL STOCKHOLDERS’ EQUITY	37,097,335	35,354,550

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$55,930,889	$50,796,342

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2006	2005	2004

Sales	$181,900,351	$188,022,253	$116,158,567
Costs and expenses:
Cost of products sold	166,785,924	172,260,349	107,316,507
Selling, general, and administrative	5,321,517	5,663,317	4,827,728
Interest expense	—	15,638	35,253

	172,107,441	177,939,304	112,179,488

	9,792,910	10,082,949	3,979,079
Interest and other income	284,416	146,354	56,595

EARNINGS BEFORE INCOME TAXES	10,077,326	10,229,303	4,035,674
Income taxes:
Current	3,705,676	3,693,710	1,985,835
Deferred	(82,238)	289,550	(486,152)

	3,623,438	3,983,260	1,499,683

NET EARNINGS	$6,453,888	$6,246,043	$2,535,991

Average number of common shares outstanding:
Basic	7,072,637	7,418,410	7,574,070
Diluted	7,163,912	7,552,131	7,640,546
Net earnings per share:
Basic	$.91	$.84	$.33
Diluted	$.90	$.83	$.33

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional		Retained
	Common	Paid-In	Treasury	Earnings
	Stock	Capital	Stock	(Deficit)

BALANCE AT MARCH 31, 2003	$7,573,239	$27,710,369	$—	$(4,036,857)
Net earnings	—	—	—	2,535,991
Issuance of Directors’ shares	2,000	4,300	—	—
Cash dividends ($0.10 per share)	—	—	—	(757,438)

BALANCE AT MARCH 31, 2004	7,575,239	27,714,669	—	(2,258,304)
Net earnings	—	—	—	6,246,043
Issuance of Directors’ shares	2,000	9,800	—	—
Exercise of stock options	186,976	286,527	—	—
Tax benefit of stock options exercised	—	481,623	—	—
Cash dividends($0.29 per share)	—	—		(2,121,238)
Treasury stock (624,468 shares)	—	—	(2,768,785)	—

BALANCE AT MARCH 31, 2005	7,764,215	28,492,619	(2,768,785)	1,866,501

Net earnings	—	—	—	6,453,888
Issuance of Directors’ shares	1,600	8,192	—	—
Exercise of stock options	76,527	163,003	—	—
Cash dividends ($0.32 per share)	—	—	—	(2,253,246)
Treasury stock (551,248 shares)	—	—	(2,707,179)	—

BALANCE AT MARCH 31, 2006	$7,842,342	$28,663,814	$(5,475,964)	$6,067,143

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2006	2005	2004
OPERATING ACTIVITIES
Net earnings	$6,453,888	$6,246,043	$2,535,991
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	927,397	908,382	916,260
Deferred taxes	(82,238)	289,550	(486,152)
Change in post retirement benefits	50,323	38,664	200,756
Tax benefit of stock options exercised	—	481,623	—
Changes in operating assets and liabilities:
Accounts receivable	(1,091,277)	(1,714,334)	(4,722,641)
Inventories	(2,099,681)	(4,813,248)	2,988,276
Prepaid federal income taxes	892,104	(892,104)	—
Other assets	23,762	(28,760)	(14,200)
Accounts payable and accrued expenses	3,239,816	3,269,475	333,765
Contribution to profit sharing plan	(18,000)	(6,000)	20,000
Employee compensation and related expenses	99,412	(168,829)	528,216
Federal income taxes payable	143,196	(1,134,433)	727,813

Net cash provided by operating activities	8,538,702	2,476,029	3,028,084
INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(1,963,255)	(953,613)	(821,209)
Proceeds from sale of asset	—	542	—
(Increase) decrease in cash value of officers’ life insurance	(46,445)	742,835	(81,354)

Net cash used in investing activities	(2,009,700)	(210,236)	(902,563)
FINANCING ACTIVITIES
Cash dividends paid	(2,291,096)	(1,702,610)	(757,398)
Proceeds from borrowings of long-term debt	—	5,000,000	2,000,000
Principal payments on long-term debt	(2,897)	(5,060,140)	(2,062,787)
Purchase of treasury stock	(2,707,179)	(2,767,734)	—
Stock awards and options exercised	249,321	485,303	6,300

Net cash used in financing activities	(4,751,851)	(4,045,181)	(813,885)

Increase (decrease) in cash and cash equivalents	1,777,151	(1,779,388)	1,311,636
Cash and cash equivalents at beginning of year	205,375	1,984,763	673,127

Cash and cash equivalents at end of year	$1,982,526	$205,375	$1,984,763

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2006

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

TRADE RECEIVABLES:  The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

CASH AND CASH EQUIVALENTS:  The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. During the year ended March 31, 2004, earnings before income taxes include a benefit of approximately $950,000 from the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior year as compared to respective current costs of purchases. At March 31, 2006, March 31, 2005 and March 31, 2004, replacement cost exceeded LIFO cost by approximately $6,400,000, $8,200,000 and $4,320,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method.

The following is a summary of inventory by product group:

	March 31
	2006	2005

Prime coil inventory	$10,525,848	$7,497,674
Non-standard coil inventory	788,266	530,084
Tubular raw material	3,889,206	4,341,204
Tubular finished goods	12,753,601	13,488,278

	$27,956,921	$25,857,240

PROPERTY, PLANT, AND EQUIPMENT:  On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). That statement requires that assets held-for-sale be recorded at the lower of their carrying amount or their fair value less cost to sell. Held-for-sale assets are not depreciated. Assets are classified as held-for-sale only if (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) the asset is actively being marketed for sale at a price that is reasonable in relation to its current fair value and (iv) management believes the sale of the asset is probable and expects transfer within one year. No assets met the definition of held-for-sale at March 31, 2006 and 2005. Assets having a total book value of approximately $70,000 and located in Houston, Texas have been actively

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

marketed for more than three years. The Company entered into an earnest money contract for the sale of these assets in April 2006. If this transaction subsequently closes, the Company will record a gain on the sale of assets in fiscal 2007. Property, plant, and equipment are stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Improvements	5 to 10 years
Loaders and other rolling stock	5 years

Interest costs incurred during construction projects are capitalized as part of the cost of such assets. No interest was capitalized for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2006 or 2005.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Shipping costs are recorded as a part of cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid interest of approximately $0 in 2006, $15,700 in 2005 and $35,300 in 2004. The Company paid income taxes, net of refunds, of $2,570,442 in 2006, $4,891,061 in 2005 and $1,065,000 in 2004.

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

STOCK-BASED COMPENSATION:  The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The following schedule reflects the impact on net income and earnings per common share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation to stock-based employee compensation for the years ended March 31:

	2006	2005	2004

Reported net income	$6,453,888	$6,246,043	$2,535,991
Less: compensation expenses per SFAS No. 123, net of tax	-0-	-0-	31,582

Pro forma net income	$6,453,888	$6,246,043	$2,504,409

BASIC EARNINGS PER COMMON SHARE:
Reported net income	.91	.84	.33
Less: compensation expense per SFAS No. 123, net of tax	.00	.00	.00

Pro forma net income	.91	.84	.33

DILUTED EARNINGS PER COMMON SHARE:
Reported net income	.90	.83	.33
Less: compensation expense per SFAS No. 123, net of tax	.00	.00	.00

Pro forma net income	.90	.83	.33

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There were no options granted in fiscal 2006, 2005 and 2004.

The Company granted stock awards to outside directors in each of fiscal 2006, 2005 and 2004. These grants were recorded as expense based on the closing price of the stock on the date of grant.

ECONOMIC RELATIONSHIP:  Lone Star Steel Company (“LSS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately 15%, 16% and 15% of total company sales in 2006, 2005 and 2004, respectively. Loss of LSS as a customer could have a material adverse effect on the Company’s business. Other than LSS, no customer accounted for 10% of total sales in the three years ended March 31, 2006, except Trinity Industries, Inc., a coil product customer, which accounted for approximately 11% of total sales in fiscal 2006 and 2005.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The SEC has deferred the implementation date and the Company is now required to adopt SFAS 123(R) no later than April 1, 2006. SFAS 123(R) permits adoption using one of two methods, a modified prospective method (“Prospective Method”) or a modified retrospective method (“Retrospective Method”). With the Prospective Method, costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The Retrospective Method applies the requirements of the Prospective Method but further permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures. The Company intends to adopt the Prospective Method and does not expect that this adoption will have a material impact.

FASB issued Statement Financial Accounting Standard Number 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, (“#151”) regarding current period expenses generated from abnormal inventory costs associated with idle facility expense, freight, handling costs and spoilage. Effective in fiscal 2007, #151 will be applicable to the Company. The Company does not expect that the adoption of #151 will have a material impact.

2.  STOCK OPTIONS AND CAPITAL STOCK

Under the Company’s 1989 and 1996 Stock Option Plans, options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, 27,293 additional options may be granted. All options have ten-year terms and become fully exercisable at the end

FRIEDMAN INDUSTRIES, INCORPORATED

2.  CAPITAL STOCK AND STOCK OPTIONS (Continued)

of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	224,718	$2.62	411,694	$2.58	411,694	$2.58
Granted	—	—	—	—	—	—
Exercised	(76,527)	3.13	(186,976)	$2.53	—	—
Canceled	(10,979)	2.40	—	—	—	—

Outstanding at end of year	137,212	2.35	224,718	$2.62	411,694	$2.58

Exercisable at end of year	137,212	2.35	224,718	$2.62	411,694	$2.58
Weighted average fair value of options granted during the year		—		—		—

Outstanding and exercisable stock options at March 31, 2006, were as follows:

		Outstanding		Exercisable
	Weighted		Weight		Weight
	Average		Average		Average
Range of	Remaining		Exercise		Exercise
Exercise Price	Years	Shares	Price	Shares	Price

$2.33	6.5	134,318	$2.33	134,318	$2.33
$3.13	-0-	2,894	$3.13	2,894	$3.13

	6.5	137,212		137,212

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

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expires April 1, 2008, the Company may borrow up to $6 million at the bank’s prime rate or at 1.5% over LIBOR. At March 31, 2006 and 2005, the Company did not have borrowings outstanding under the revolving facility. The Company entered into certain notes payable related to the purchase of certain pipe loading equipment. There are no annual principal payments required on these notes payable including the current portion thereon during the next five years.

At March 31, 2006, the Company was committed to purchase land for approximately $630,000 associated with a new coil facility to be located in Decatur, Alabama. Operations at the Decatur site are expected to commence in fiscal 2008.

The Company is obligated under an operating lease for its Longview, Texas office building that expires on April 30, 2008. The following is a schedule of future minimum annual rental payments required under this operating lease as of March 31, 2006:

2007	$27,264
2008	27,264
2009	2,272
2010	—
2011	—
Thereafter	—

Total	$56,800

FRIEDMAN INDUSTRIES, INCORPORATED

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES (Continued)

Rental expense for leased properties was $27,264 during fiscal 2006, 2005 and 2004, respectively.

4.  EARNINGS PER SHARE

Basic and dilutive net income per share is computed based on the following information:

	Year Ended March 31
	2006	2005	2004

Basic
Net income	$6,453,888	$6,246,043	$2,535,991

Average common shares	7,072,637	7,418,410	7,574,070

Dilutive
Net income	$6,453,888	$6,246,043	$2,535,991

Average common shares	7,072,637	7,418,410	7,574,070
Common share equivalents:
Options	91,275	133,721	66,476

Total common share equivalents	91,275	133,721	66,476

Average common shares and common equivalents	7,163,912	7,552,131	7,640,546

5.  INCOME TAXES

Components of tax expense follows:

	Year Ended March 31
	2006	2005	2004

Federal
Current	$3,260,300	$2,934,088	$1,792,570
Deferred	(82,238)	289,550	(486,152)

	3,178,062	3,223,638	1,306,418
State
Current	445,376	759,622	193,265

	445,376	759,622	193,265

Total	$3,623,438	$3,983,260	$1,499,683

The U.S. federal statutory income tax is reconciled to the effective rate as follows:

	Year Ended March 31
	2006	2005	2004

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(1.0)	—	—
State and local income tax rates net of federal income tax benefit	3.0	4.9	3.2

Provision for income taxes	36.0%	38.9%	37.2%

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES (Continued)

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2006	2005

Deferred tax liabilities:
Depreciation	$(792,909)	$(814,504)

Total deferred tax liabilities	(792,909)	(814,504)
Deferred tax assets:
Inventory capitalization	67,970	71,423
LIFO Inventory	501,125	460,771
Postretirement benefits other than pensions	151,553	134,443
Other	67,643	61,011

Total deferred tax assets	788,291	727,648

Net deferred tax asset (liability)	$(4,618)	$(86,856)

6.  PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution plan (the “Plan”) covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $256,000 for the year ended March 31, 2006, $274,000 for the year ended March 31, 2005, and $280,000 for the year ended March 31, 2004. The employees fully vest in the Plan upon completion of 7 years of service. Contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

Employees of the Company may participate in a 401(k) retirement plan (the “401(k) plan”). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the 401(k) plan. Employees fully vest in the Company’s matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $38,000, $40,000 and $28,000 for the years ended March 31, 2006, 2005 and 2004, respectively.

7.  INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its tubular operation, the Company purchases, processes, manufactures and markets

FRIEDMAN INDUSTRIES, INCORPORATED

7.  INDUSTRY SEGMENT DATA (Continued)

tubular products. The following is a summary of significant financial information relating to the product groups:

	Year Ended March 31
	2006	2005	2004

NET SALES:
Coil	$93,870,412	$104,312,715	$62,372,496
Tubular	88,029,939	83,709,538	53,786,071

TOTAL NET SALES	$181,900,351	$188,022,253	$116,158,567

OPERATING PROFIT:
Coil	$3,949,444	$4,283,911	$3,026,372
Tubular	8,747,667	9,021,863	3,704,082

TOTAL OPERATING PROFIT	12,697,111	13,305,774	6,730,454
General corporate expenses	(2,904,201)	(3,207,187)	(2,716,122)
Interest expense	—	(15,638)	(35,253)
Interest and other income	284,416	146,354	56,595

TOTAL EARNINGS BEFORE TAXES	$10,077,326	$10,229,303	$4,035,674

IDENTIFIABLE ASSETS:
Coil	$24,528,359	$20,724,554	$21,770,013
Tubular	28,683,780	28,300,933	20,623,515

	53,212,139	49,025,487	42,393,528
General corporate assets	2,718,750	1,770,855	3,634,595

TOTAL ASSETS	$55,930,889	$50,796,342	$46,028,123

DEPRECIATION:
Coil	$610,202	$624,654	$744,759
Tubular	286,646	248,542	151,250
Corporate and other	30,549	35,186	20,251

	$927,397	$908,382	$916,260

CAPITAL EXPENDITURES:
Coil	$826,642	$113,243	$30,457
Tubular	1,119,633	815,145	715,426
Corporate and other	16,980	25,225	75,326

	$1,963,255	$953,613	$821,209

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

FRIEDMAN INDUSTRIES, INCORPORATED

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2006 and 2005:

	Quarter Ended
	June 30	September 30	December 31	March 31
	2005	2005	2005	2006

Net sales	$46,057,585	$42,730,045	$44,527,263	$48,585,458
Gross profit	3,113,413	3,739,051	3,834,454	4,427,509
Net earnings	1,130,767	1,569,107	1,668,687	2,085,327
Basic	.16	.22	.23	.30
Diluted(1)	.16	.22	.23	.30

	Quarter Ended
	June 30	September 30	December 31	March 31
	2004	2004	2004	2005

Net sales	$44,915,704	$49,020,241	$43,434,081	$50,652,227
Gross profit	4,200,547	5,025,949	3,156,238	3,379,170
Net earnings	1,618,829	2,261,133	1,220,609	1,145,472
Basic(1)	.21	.30	.16	.16
Diluted(1)	.21	.29	.16	.16

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts are computed independently for each quarter.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Houston, Texas
June 27, 2006

SELECTED FINANCIAL DATA

	Year Ended March 31
	2006	2005	2004	2003	2002
Net sales	$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956
Net earnings	6,453,888	6,246,043	2,535,991	1,432,017	940,039
Total assets	55,930,889	50,796,342	46,028,123	42,778,926	43,986,455
Long-term debt	—	—	—	57,329	2,053,438
Stockholders’ equity	37,097,335	35,354,550	33,031,604	31,246,751	30,491,351
Net earnings per share:
Basic	0.91	0.84	0.33	0.19	0.12
Diluted	0.90	0.83	0.33	0.19	0.12
Cash dividends declared per share	0.32	0.29	0.10	0.09	0.11

See also Note 1 of Notes to the Company’s Consolidated Financial Statements herein which describes the Company’s relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2006 compared to year ended March 31, 2005

During the year ended March 31, 2006, sales, costs of goods sold and gross profit decreased $6,121,902, $5,474,425 and $647,477, respectively, from the comparable amounts recorded during the year ended March 31, 2005. The decrease in sales was related primarily to a decrease in the average per ton selling price which decreased from approximately $639 per ton in fiscal 2005 to $616 per ton in fiscal 2006. Tons shipped remained constant at approximately 295,000 tons during each fiscal year. Costs of goods sold decreased due primarily to a decrease in the average per ton costs of goods sold which decreased from approximately $585 per ton in fiscal 2005 to $565 per ton in fiscal 2006. Gross profit was adversely affected by decreased sales. Gross profit as a percentage of sales declined from approximately 8.4% in fiscal 2005 to approximately 8.3% in fiscal 2006.

Coil product segment sales decreased $10,442,303 during fiscal 2006. This decrease was related primarily to a decline in the average selling price which decreased from approximately $725 per ton in fiscal 2005 to approximately $630 per ton in fiscal 2006. This decrease in sales relative to a decline in average selling prices was partially offset by an increase in tons shipped which increased from approximately 144,000 tons in fiscal 2005 to 149,000 tons in fiscal 2006. Coil operating profit declined $334,467 due primarily to the reduction in sales. Coil operating profit as a percentage of coil segment sales increased from approximately 4.1% in fiscal 2005 to 4.2% in fiscal 2006.

In fiscal 2006, the Company’s Lone Star coil facility (“LSCF”) continued to experience a lack of supply of coil products from its primary coil supplier, Lone Star Steel Company (“LSS”). In fiscal 2006, the Company decided to phase out the LSCF in fiscal 2007 and redeploy certain LSCF assets to a new coil operation to be located in close proximity to the Nucor Steel Company steel mill in Decatur, Alabama. LSCF, which produced a marginal profit in fiscal 2006, accounted for approximately 5% of total sales in fiscal 2006.

During the year ended March 31, 2006, XSCP, which markets non-standard coils received from Nucor Steel Company (“NSC”), continued to receive limited shipments of non-standard coils from NSC and expects these limited shipments to continue. XSCP accounted for approximately 5% of total sales in fiscal 2006 and its operating assets, when not used by XSCP, can be used at the Company’s Hickman coil facility (“Hickman”).

The Company is dependent on NSC for its supply of coil inventory. NSC continues to supply Hickman and XSCP with steel coils in amounts that are adequate for the Company’s purposes. While current levels are adequate to sustain the Company’s operations at both Hickman and XSCP, a reduction in the supply of steel coils could have an adverse effect on the Company’s coil operations.

Tubular product segment sales increased $4,320,401 during fiscal 2006. This increase resulted from an increase in the average per ton selling price from approximately $557 per ton in fiscal 2005 to approximately $602 per ton in fiscal 2006. This increase was partially offset by a decline in tons shipped from approximately 150,000 tons in fiscal 2005 to 146,000 tons in fiscal 2006. Tubular product operating profit declined $274,196 and was primarily affected by a decrease in average margins. In fiscal 2006, the Company incurred an increase in pipe manufacturing costs but was unable to pass the total amount of these costs to customers. Tubular product segment operating profit as a percentage of segment sales declined from approximately 10.8% in fiscal 2005 to 9.9% in fiscal 2006. The Company experienced somewhat softer market conditions for its pipe products in fiscal 2006 as compared to conditions in fiscal 2005.

FRIEDMAN INDUSTRIES, INCORPORATED

During fiscal 2006, LSS, the Company’s primary supplier of tubular products and coil material used in pipe manufacturing, continued to supply such products in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from LSS.

During fiscal 2006, general, selling and administrative costs decreased $341,800 from the amount recorded during fiscal 2005. This decrease was related primarily to a decrease in bad debt expense and a reduction in remuneration associated with a retired executive.

Interest and other income increased $138,062 from the comparable amount recorded in fiscal 2005. This increase was associated primarily with an increase in the average invested cash positions and an increase in average interest rates paid on invested cash during fiscal 2006.

Income taxes decreased $359,822 from the comparable amount recorded during fiscal 2005. This decrease was primarily related to the decrease in earnings before taxes and to a tax deduction allowed to manufacturing companies in fiscal 2006. Effective tax rates were 36.0% and 38.9% in fiscal 2006 and 2005, respectively.

Year ended March 31, 2005 compared to year ended March 31, 2004

During the year ended March 31, 2005, sales, costs of goods sold and gross profit increased $71,863,686, $64,943,842 and $6,919,844, from the respective amounts recorded during the year ended March 31, 2004. The increases in sales and costs of goods were related primarily to increases in the average per ton selling price and average per ton cost of goods sold of approximately $278 and $252, respectively. Total tons shipped decreased from approximately 322,000 tons in fiscal 2004 to 295,000 tons in fiscal 2005. Gross profit benefited from improved margins. In fiscal 2005, gross profit and costs of goods as percentage of sales were approximately 8.4% compared to 7.6% in fiscal 2004. During fiscal 2005, the Company experienced a significant improvement in market conditions for its products as compared to market conditions during fiscal 2004.

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

In fiscal 2005, the Company’s Lone Star coil facility (“LSCF”) continued to experience a lack of supply of coil products from its primary coil supplier, Lone Star Steel Company (“LSS”). LSCF accounted for approximately 7% of the Company’s total sales in fiscal 2005 and produced a marginal profit from operations in fiscal 2005.

The Company is dependent on NSC for its supply of inventory. NSC continues to supply Hickman and XSCP with steel coils in amounts that are adequate for the Company’s purposes. While current levels are adequate to sustain the Company’s operations, a reduction in the supply of steel coils could have an adverse effect on the Company’s coil operations.

Tubular product segment sales increased approximately $29,923,000 during fiscal 2005. This increase resulted primarily from an increase of approximately $196 in the average per ton selling price. Tons shipped in each fiscal year remained constant at approximately 150,000 tons. Tubular product segment operating profits as a percentage of segment sales were approximately 10.8% and 6.9% in fiscal 2005 and 2004, respectively. This segment benefited from significantly improved market conditions for tubular products during fiscal 2005 as compared to market conditions in fiscal 2004.

FRIEDMAN INDUSTRIES, INCORPORATED

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

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2006. Current ratios were 2.59 and 2.91 at March 31, 2006 and March 31, 2005, respectively. Working capital was $29,167,810 at March 31, 2006 and $28,539,243 at March 31, 2005.

During the year ended March 31, 2006, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Cash, accounts receivable, inventories and accounts payable increased. These increases were related primarily to the ordinary course of business of the Company. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In December 2004, the Company purchased 624,207 shares of the common stock of the Company from Mr. Harold Friedman for approximately $4.434 per share or a total of $2,767,734. Effective as of December 31, 2004, Mr. H. Friedman resigned as Vice Chairman of the Board and retired as a full-time employee of the Company.

In February 2006, the Company purchased 551,248 shares of the common stock of the Company from Mr. Jack Friedman for approximately $4.911 per share or a total of $2,707,179. Effective as of February 8, 2006, Mr. J. Friedman retired as Chairman of the Board and Chief Executive Officer and as an employee of the Company.

During the year ended March 31, 2006, the Company purchased approximately $1,963,000 in fixed assets. These assets were related primarily to improvements to the small diameter pipe mill which began operation at Lone Star, Texas in April 2004 and land and equipment associated with the new coil operation to be located in Decatur, Alabama. In connection with this planned new operation, in fiscal 2007 the Company intends to phase out its coil processing operations at Lone Star, Texas. At the Decatur site, the Company intends to construct a coil processing facility using in part assets currently used at its Lone Star facility. The Company expects that the Decatur processing facility will initially operate a hot roll steel temper mill and a hot roll steel cut-to-length and leveling line. The Company expects that the Decatur facility will commence operations in fiscal 2008. In addition to the funds to be used to purchase the real property in Alabama, the Company’s Board of Directors has authorized up to an additional $16 million to be used for capital expenditures and working capital related to the acquisition improvement of the Decatur facility.

The Company has entered into an earnest money contract for the sale of the real property owned by the Company in Houston, Texas. The closing is subject to standard conditions, including inspections and feasibility studies. The Company anticipates closing on the sale in August 2006. Following the closing, the Company plans to lease the office building located on the Houston property and to maintain its corporate office at such location.

The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expires April 1, 2008, the Company may

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL (continued)

borrow up to $6 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The Company uses the revolving facility to support cash flow and borrows and repays funds as working capital is required. At March 31, 2006 and 2005, the Company had no borrowings outstanding under the revolving facility. The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt obligations	$—	$—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	56,800	27,264	$27,264	$2,272	—

Total	$56,800	$27,264	$27,264	$2,272	—

INFLATION

During fiscal 2006, the Company believes that the general level of inflation had little effect on its operations.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Net sales	$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583	$120,267,809	$124,719,640	$148,840,724	$119,920,966
Earnings	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582	$2,506,801	$3,540,811	$4,809,992	$3,630,071
Current assets	$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329	$36,945,378	$32,534,040	$39,347,548	$33,357,160
Current liabilities	$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802	$8,377,279	$6,758,038	$13,437,178	$10,172,672
Net working capital	$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527	$28,568,099	$25,776,002	$25,910,370	$23,184,488
Total assets	$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512	$45,106,790	$41,023,377	$46,039,361	$38,117,191
Stockholders’ equity	$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150	$28,622,951	$27,422,779	$25,732,957	$22,781,959
Earnings as a percent of
Net sales	3.5	3.3	2.2	1.3	1.0	2.4	2.1	2.8	3.2	3.0
Stockholders’ equity	17.4	17.7	7.7	4.6	3.1	9.6	8.8	12.9	18.7	15.9
Average number of common shares outstanding: Basic(1)	7,072,637	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839	7,547,624	7,528,702	7,512,901	7,489,943
Per share
Net earnings per share:
Basic	$0.91	$0.84	$0.33	$0.19	$0.12	$0.39	$0.33	$0.47	$0.64	$0.48
Stockholders’ equity(1)	$5.25	$4.77	$4.36	$4.13	$4.03	$4.01	$3.79	$3.64	$3.43	$3.04
Cash dividends per common share	$0.32	$0.29	$0.10	$0.09	$0.11	$0.16	$0.18	$0.25	$0.25	$0.18
Stock dividend declared	—	—	—	—	—	—	5%	5%	5%	5%

(1)	Adjusted for stock dividends.