Form 10-K, Exhibit 13
period 2007-03-31
FRIEDMAN INDUSTRIES INC
filed 2007-06-29
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2007

FRIEDMAN
INDUSTRIES,
INCORPORATED

2007
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2007	2006

Net sales	$199,726,619	$181,900,351
Net earnings	$7,018,318	$6,453,888
Net earnings per share (Basic)	$1.05	$0.91
Cash dividends per share	$0.34	$0.32
Stockholders’ equity	$42,109,998	$37,097,335
Working capital	$28,464,786	$29,167,810

TO OUR SHAREHOLDERS:

As can be seen in the financial highlights above, the Company had a very successful year in fiscal 2007. The Company achieved record revenues and profits in 2007 although the profits were partially attributable to the non-recurring gain from the sale of the Company’s Houston offices and plant. The proceeds from the sale of Houston property were used to help pay for the new plant being built in Decatur, Alabama. Meanwhile, the corporate offices of the Company remain in Houston, Texas with no changes in lines of communication. Currently, costs for inventory remain high even as demand weakens. The Company continues to monitor its inventory position in light of current market conditions.

The Company’s pipe mill #2 in Lone Star, Texas, which has a range of production sizes from 2 3/8² to 5 9/16², was upgraded in fiscal 2007 to improve production and lower operating costs.

The coil facility to be located in Decatur, Alabama is expected to be completed and in operation in fiscal 2008.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. CST, on Thursday, September 6, 2007, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

Sincerely,

Harold Friedman Chairman of the Board of Directors	William E. Crow Chief Executive Officer and President

FRIEDMAN INDUSTRIES, INCORPORATED

OFFICERS

William E. Crow
Chief Executive Officer and
President

Benny B. Harper
Senior Vice President — Finance
and Secretary/Treasurer

Thomas N. Thompson
Senior Vice President — Sales and Marketing

Ronald L. Burgerson
Vice President

Dale Ray
Vice President

Howard Henderson
Vice President of Operations — Texas Tubular Division

Robert McCain
Vice President — Decatur Division

Robert Sparkman
Vice President of Sales — Coil Divisions

Charles W. Hall
Assistant Secretary

COMPANY OFFICES AND WEB SITE
  CORPORATE OFFICE
  4001 Homestead Road
  Houston, Texas 77028
  713-672-9433

  SALES OFFICE — COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE — TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511

  WEB SITE
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010

AUDITORS
Malone & Bailey, PC
2925 Briarpark Drive, Suite 930
Houston, TX 77042

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

DIRECTORS

Jack Friedman
Chairman Emeritus; former
Chairman of the Board and
Chief Executive Officer
Longview, Texas

Harold Friedman
Chairman of the Board;
former Vice Chairman of the Board
Houston, Texas

William E. Crow
Chief Executive Officer and
President
Longview, Texas

Durga D. Agrawal
President, Piping Technology & Products, Inc.
(pipe fabrication)
Houston, Texas

Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Joel Spira
Private investor; formerly, Partner, Weinstein, Spira & Company (accounting firm)
Houston, Texas

Joe L. Williams
Business Development Manager
Wells Fargo Insurance Services of Texas, Inc.
(insurance and risk management)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2007 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its facility in Hickman, Arkansas, the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. In addition, through its XSCP Division located in Hickman, Arkansas, the Company purchases and markets non-standard hot-rolled coils. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 230 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 230 customers and sells a substantial amount of manufactured pipe to Lone Star Steel Company (“LSS”). The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from LSS. Loss of LSS as a source of such pipe and coil material supply or as a customer of manufactured pipe could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2007		Fiscal 2006
	High	Low	High	Low

First Quarter	$11.52	$7.17	$8.10	$5.80
Second Quarter	9.83	7.82	7.94	6.00
Third Quarter	12.89	7.81	6.80	5.52
Fourth Quarter	12.40	8.00	9.94	5.80

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2007	Fiscal 2006

First Quarter	$.08	$.08
Second Quarter	.08	.08
Third Quarter	.10	.08
Fourth Quarter	.08	.08

The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 27, 2007 was 370.

FRIEDMAN INDUSTRIES, INCORPORATED

PERFORMANCE GRAPH

The following graph compares the percentage change in the Company’s cumulative total shareholder return on the Common Stock with the total cumulative return on the American Stock Exchange Composite Index (“ACI”) and the Steel & Iron Index per Microsoft Network (“SII”) for each fiscal year indicated. The graph is based on the assumption that $100 is invested in the Common Stock of the Company, the ACI and the SII in March 2002 and that all dividends are reinvested.

Comparison of Five-Year Cumulative Return

The foregoing graph is based on historical data and is not necessarily indicative of future performance. This graph shall not be deemed to be “soliciting material” or to be “filed” with the Commission or subject to Regulations 14A or 14C under the Exchange Act or to the liabilities of Section 18 under such Act.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	$1,039,030	$1,982,526
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 in 2007 and 2006	17,261,553	17,494,313
Inventories	33,272,823	27,956,921
Other	157,963	117,243

TOTAL CURRENT ASSETS	51,731,369	47,551,003
PROPERTY, PLANT, AND EQUIPMENT:
Land	1,082,331	486,653
Construction in progress	5,004,550	—
Buildings and yard improvements	3,494,294	4,088,149
Machinery and equipment	21,236,184	20,852,126
Less accumulated depreciation	(17,344,822)	(17,653,265)

	13,472,537	7,773,663
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	667,800	606,223

TOTAL ASSETS	$65,871,706	$55,930,889

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2007	2006
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$21,875,516	$16,713,944
Dividends payable	536,969	533,330
Income taxes payable	46,742	143,196
Contribution to profit sharing plan	256,000	256,000
Employee compensation and related expenses	551,356	736,723

TOTAL CURRENT LIABILITIES	23,266,583	18,383,193
DEFERRED INCOME TAXES	1,934	4,618
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	493,191	445,743
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,887,824 in 2007 and 7,842,342 in 2006	7,887,824	7,842,342
Additional paid-in capital	28,887,517	28,663,814
Treasury stock at cost (1,175,716 shares at March 31, 2007 and March 31, 2006, respectively)	(5,475,964)	(5,475,964)
Retained earnings	10,810,621	6,067,143

TOTAL STOCKHOLDERS’ EQUITY	42,109,998	37,097,335

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$65,871,706	$55,930,889

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2007	2006	2005

Sales	$199,726,619	$181,900,351	$188,022,253
Costs and expenses:
Cost of products sold	185,110,805	166,785,924	172,260,349
Selling, general and administrative	5,152,697	5,321,517	5,663,317
Gain on sale of assets	(1,312,839)	—	—
Interest expense	29,460	—	15,638

	188,980,123	172,107,441	177,939,304

	10,746,496	9,792,910	10,082,949
Interest and other income	132,037	284,416	146,354

EARNINGS BEFORE INCOME TAXES	10,878,533	10,077,326	10,229,303
Income taxes:
Current	3,862,899	3,705,676	3,693,710
Deferred	(2,684)	(82,238)	289,550

	3,860,215	3,623,438	3,983,260

NET EARNINGS	$7,018,318	$6,453,888	$6,246,043

Average number of common shares outstanding:
Basic	6,685,577	7,072,637	7,418,410
Diluted	6,752,275	7,163,912	7,552,131
Net earnings per share:
Basic	$1.05	$.91	$.84
Diluted	$1.04	$.90	$.83

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional		Retained
	Common	Paid-In	Treasury	Earnings
	Stock	Capital	Stock	(Deficit)

BALANCE AT MARCH 31, 2004	$7,575,239	$27,714,669	$—	$(2,258,304)
Net earnings	—	—	—	6,246,043
Issuance of Directors’ shares	2,000	9,800	—	—
Exercise of stock options	186,976	286,527	—	—
Tax benefit of stock options exercised	—	481,623	—	—
Cash dividends ($0.29 per share)	—	—		(2,121,238)
Treasury stock (624,468 shares)	—	—	(2,768,785)	—

BALANCE AT MARCH 31, 2005	7,764,215	28,492,619	(2,768,785)	1,866,501
Net earnings	—	—	—	6,453,888
Issuance of Directors’ shares	1,600	8,192	—	—
Exercise of stock options	76,527	163,003	—	—
Cash dividends ($0.32 per share)	—	—	—	(2,253,246)
Treasury stock (551,248 shares)	—	—	(2,707,179)	—

BALANCE AT MARCH 31, 2006	7,842,342	28,663,814	(5,475,964)	6,067,143
Net earnings	—	—	—	7,018,318
Exercise of stock options	45,482	60,491	—	—
Tax benefit of options exercised	—	163,212	—	—
Cash dividends ($0.34 per share)	—	—	—	(2,274,840)

BALANCE AT MARCH 31, 2007	$7,887,824	$28,887,517	$(5,475,964)	$10,810,621

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2007	2006	2005
OPERATING ACTIVITIES
Net earnings	$7,018,318	$6,453,888	$6,246,043
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	1,040,011	927,397	908,382
Deferred taxes	(2,684)	(82,238)	289,550
Change in post-retirement benefits	47,448	50,323	38,664
Gain on sale of assets	(1,312,839)	—	—
Disposal of fixed assets	95,374	—	—
Tax benefit of stock options exercised	163,212	—	481,623
Changes in operating assets and liabilities:
Accounts receivable	232,760	(1,091,277)	(1,714,334)
Inventories	(5,315,902)	(2,099,681)	(4,813,248)
Prepaid federal income taxes	—	892,104	(892,104)
Other assets	(40,720)	23,762	(28,760)
Accounts payable and accrued expenses	5,161,572	3,239,816	3,269,475
Contribution to profit sharing plan	—	(18,000)	(6,000)
Employee compensation and related expenses	(185,367)	99,412	(168,829)
Federal income taxes payable	(96,454)	143,196	(1,134,433)

Net cash provided by operating activities	6,804,729	8,538,702	2,476,029
INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(6,909,738)	(1,963,255)	(953,613)
Proceeds from sale of assets	1,388,318	—	542
(Increase) decrease in cash value of officers’ life insurance	(61,577)	(46,445)	742,835

Net cash used in investing activities	(5,582,997)	(2,009,700)	(210,236)
FINANCING ACTIVITIES
Cash dividends paid	(2,271,201)	(2,291,096)	(1,702,610)
Proceeds from borrowings of long-term debt	—	—	5,000,000
Principal payments on long-term debt	—	(2,897)	(5,060,140)
Purchase of treasury stock	—	(2,707,179)	(2,767,734)
Stock awards and options exercised	105,973	249,321	485,303

Net cash used in financing activities	(2,165,228)	(4,751,851)	(4,045,181)

Increase (decrease) in cash and cash equivalents	(943,496)	1,777,151	(1,779,388)
Cash and cash equivalents at beginning of year	1,982,526	205,375	1,984,763

Cash and cash equivalents at end of year	$1,039,030	$1,982,526	$205,375

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:  The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiaries (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

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

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2007, March 31, 2006 and March 31, 2005, replacement cost exceeded LIFO cost by approximately $7,500,000, $6,400,000 and $8,200,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method.

The following is a summary of inventory by product group:

	March 31
	2007	2006

Prime coil inventory	$11,034,422	$10,525,848
Non-standard coil inventory	665,234	788,266
Tubular raw material	5,854,255	3,889,206
Tubular finished goods	15,718,912	12,753,601

	$33,272,823	$27,956,921

PROPERTY, PLANT, AND EQUIPMENT:  On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). That statement requires that assets held-for-sale be recorded at the lower of their carrying amount or their fair value less cost to sell. No assets met the definition of held-for-sale at March 31, 2007 and 2006. Property, plant, and equipment are stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Improvements	5 to 10 years
Loaders and other rolling stock	5 years

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the year ended March 31, 2007, the Company recorded construction in progress associated with the new coil facility to be located in Decatur, Alabama. This facility will initially operate a steel temper mill and a cut-to-length line a including steel leveling line. In fiscal 2007, the Company sold real property located in Houston, Texas and realized a before tax gain of $1,312,839. Proceeds from this sale were invested in this new facility which is expected to commence operation in fiscal 2008. At March 31, 2007, the estimated cost to complete this facility is approximately $3,000,000.

Interest costs incurred during construction projects are capitalized as part of the cost of such assets. No interest was capitalized for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2007 or 2006.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Shipping costs are recorded as a part of cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid interest of approximately $29,500 in 2007, $0 in 2006 and $15,700 in 2005. The Company paid income taxes, net of refunds, of $3,946,144 in 2007, $2,570,442 in 2006 and $4,891,061 in 2005.

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

STOCK-BASED COMPENSATION:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted the Prospective Method of SFAS 123(R) effective April 1, 2006. With the Prospective Method costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. With the adoption of the Prospective Method on April 1, 2006, there was no impact on the financial statements as all of the options were vested as of April 1, 2006.

There were no options granted in fiscal 2007, 2006 and 2005.

The Company granted stock awards to outside directors in each of fiscal 2006 and 2005. These grants were recorded as expense based on the closing price of the stock on the date of grant. There were no stock awards to outside directors in fiscal 2007.

ECONOMIC RELATIONSHIP:  Lone Star Steel Company (“LSS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to LSS. Total sales to LSS were approximately 20%, 15% and 16% of total company sales in 2007, 2006 and 2005, respectively. Loss of LSS as a customer could have a material adverse effect on the Company’s business. Other than LSS, no customer accounted for 10% of total sales in the three years ended March 31, 2007, except Trinity Industries, Inc., a coil product customer, which accounted for approximately 10%, 11% and 11% of total sales in fiscal 2007, 2006 and 2005, respectively.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective, for the Company, beginning the first quarter of fiscal year 2009. For certain types of financial instruments, SFAS No. 157 requires a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance of retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 will be applied prospectively beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the consolidated financial statements.

2.  STOCK OPTIONS AND CAPITAL STOCK

Under the Company’s 1989 and 1996 Stock Option Plans, options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, no further options may be granted. All options have ten-year terms and become fully exercisable at the end of six months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	137,212	$2.35	224,718	$2.62	411,694	$2.58
Granted	—	—	—	—	—	—
Exercised	(45,482)	$2.33	(76,527)	3.13	(186,976)	$2.53
Canceled	(2,894)	$3.13	(10,979)	2.40	—	—

Outstanding at end of year	88,836	$2.33	137,212	2.35	224,718	$2.62

Exercisable at end of year	88,836	$2.33	137,212	2.35	224,718	$2.62
Weighted average fair value of options granted during the year	—	—	—	—	—	—

Outstanding and exercisable stock options at March 31, 2007, were as follows:

		Outstanding		Exercisable
	Weighted		Weight		Weight
	Average		Average		Average
Range of	Remaining		Exercise		Exercise
Exercise Price	Years	Shares	Price	Shares	Price

$2.33	5	88,836	$2.33	88,836	$2.33

	5	88,836		88,836

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

FRIEDMAN INDUSTRIES, INCORPORATED

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

Effective May 18, 2007, the Company renewed a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expires April 1, 2010, the Company may borrow up to $10 million at the bank’s prime rate or at 1.5% over LIBOR. At March 31, 2007 and 2006, the Company did not have borrowings outstanding under the revolving facility. The Company does not pay a commitment fee relative to this facility.

The Company is obligated under operating leases for its Longview, Texas and Houston, Texas office buildings, which expire April 30, 2008 and September 1, 2007, respectively. The following is a schedule of future minimum annual rental payments required under this operating lease as of March 31, 2007:

2008	$35,664
2009	2,272
2010	—
2011	—
2012	—
Thereafter	—

Total	$37,936

Rental expenses for leased properties were $37,064, $27,264 and $27,264 during fiscal 2007, 2006, and 2005, respectively.

4.  EARNINGS PER SHARE

Basic and dilutive net income per share is computed based on the following information:

	Year Ended March 31
	2007	2006	2005

Basic
Net income	$7,018,318	$6,453,888	$6,246,043

Average common shares	6,685,577	7,072,637	7,418,410

Dilutive
Net income	$7,018,318	$6,453,888	$6,246,043

Average common shares	6,685,577	7,072,637	7,418,410
Common share equivalents:
Options	66,698	91,275	133,721

Total common share equivalents	66,698	91,275	133,721

Average common shares and common equivalents	6,752,275	7,163,912	7,552,131

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES

Components of tax expense are as follows:

	Year Ended March 31
	2007	2006	2005

Federal
Current	$3,486,758	$3,260,300	$2,934,088
Deferred	(2,684)	(82,238)	289,550

	3,484,074	3,178,062	3,223,638
State
Current	376,141	445,376	759,622

	376,141	445,376	759,622

Total	$3,860,215	$3,623,438	$3,983,260

The U.S. federal statutory income tax is reconciled to the effective rate as follows:

	Year Ended March 31
	2007	2006	2005

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(1.0)	(1.0)	—
State and local income tax rates net of federal income tax benefit	2.5	3.0	4.9

Provision for income taxes	35.5%	36.0%	38.9%

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2007	2006

Deferred tax liabilities:
Depreciation	$(1,181,316)	$(792,909)

Total deferred tax liabilities	(1,181,316)	(792,909)
Deferred tax assets:
Inventory capitalization	67,844	67,970
LIFO Inventory	874,421	501,125
Postretirement benefits other than pensions	167,685	151,553
Other	69,432	67,643

Total deferred tax assets	1,179,382	788,291

Net deferred tax asset (liability)	$(1,934)	$(4,618)

FRIEDMAN INDUSTRIES, INCORPORATED

6.  PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution plan (the “Plan”) covering substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $256,000 for the year ended March 31, 2007, $256,000 for the year ended March 31, 2006, and $274,000 for the year ended March 31, 2005. The employees fully vest in the Plan upon completion of 7 years of service. Contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts are allocated to the individual accounts of participating employees based on compensation received during the Plan year and years of active service with the Company.

Employees of the Company may participate in a 401(k) retirement plan (the “401(k) plan”). Employees are eligible to participate in the 401(k) plan when the employee has completed one year of service. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the 401(k) plan. Employees fully vest in the Company’s matching contributions upon the completion of 7 years of service. Contribution expense related to the 401(k) plan was approximately $48,000, $38,000 and $40,000 for the years ended March 31, 2007, 2006 and 2005, respectively.

7.  INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its tubular operation, the Company purchases, processes, manufactures and markets tubular products. The following is a summary of significant financial information relating to the product groups:

	Year Ended March 31
	2007	2006	2005

NET SALES:
Coil	$96,794,728	$93,870,412	$104,312,715
Tubular	102,931,891	88,029,939	83,709,538

TOTAL NET SALES	$199,726,619	$181,900,351	$188,022,253

OPERATING PROFIT:
Coil	$4,202,251	$3,949,444	$4,283,911
Tubular	7,864,313	8,747,667	9,021,863

TOTAL OPERATING PROFIT	12,066,564	12,697,111	13,305,774
General corporate expenses	(2,603,447)	(2,904,201)	(3,207,187)
Gain on sale of assets	1,312,839	—	—
Interest expense	(29,460)	—	(15,638)
Interest and other income	132,037	284,416	146,354

TOTAL EARNINGS BEFORE TAXES	$10,878,533	$10,077,326	$10,229,303

IDENTIFIABLE ASSETS:
Coil	$27,600,911	$24,528,359	$20,724,554
Tubular	36,491,155	28,683,780	28,300,933

	64,092,066	53,212,139	49,025,487
General corporate assets	1,779,640	2,718,750	1,770,855

TOTAL ASSETS	$65,871,706	$55,930,889	$50,796,342

FRIEDMAN INDUSTRIES, INCORPORATED

7.  INDUSTRY SEGMENT DATA (Continued)

	Year Ended March 31
	2007	2006	2005

DEPRECIATION:
Coil	594,080	$610,202	$624,654
Tubular	413,368	286,646	248,542
Corporate and other	32,563	30,549	35,186

	$1,040,011	$927,397	$908,382

CAPITAL EXPENDITURES:
Coil	$5,646,911	$826,642	$113,243
Tubular	1,259,152	1,119,633	815,145
Corporate and other	3,675	16,980	25,225

	$6,909,738	$1,963,255	$953,613

Operating profit is total revenue less operating expenses, excluding general corporate expenses, gain on sale of assets, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and cash equivalents, prepaid federal income taxes, deferred income taxes and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2007 and 2006:

	Quarter Ended
	June 30	September 30		December 31	March 31
	2006	2006		2006	2007

Net sales	$52,623,730	$51,629,944		$47,472,953	$47,999,992
Gross profit	4,876,676	3,406,241		3,263,609	3,069,288
Net earnings	2,145,141	2,267,863	(1)	1,379,149	1,226,165
Basic	.32	.34		.21	.18
Diluted	.32	.34		.20	.18

	Quarter Ended
	June 30	September 30	December 31	March 31
	2005	2005	2005	2006

Net sales	$46,057,585	$42,730,045	$44,527,263	$48,585,458
Gross profit	3,113,413	3,739,051	3,834,454	4,427,509
Net earnings	1,130,767	1,569,107	1,668,687	2,085,327
Basic	.16	.22	.23	.30
Diluted(2)	.16	.22	.23	.30

(1)	Includes an after tax gain of $866,474 ($.13 per share basic and diluted, respectively) related to a gain on the sale of assets.

(2)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts are computed independently for each quarter.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORTS OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRMS

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated as of March 31, 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for year ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2007, and the consolidated results of its operations and its cash flows for the year ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Malone & Bailey, PC

Houston, Texas
www.malone-bailey.com
June 25, 2007

FRIEDMAN INDUSTRIES, INCORPORATED

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated as of March 31, 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Houston, Texas
June 27, 2006

SELECTED FINANCIAL DATA

	Year Ended March 31
	2007		2006	2005	2004	2003
Net sales	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738
Net earnings	7,018,318	(1)	6,453,888	6,246,043	2,535,991	1,432,017
Total assets	65,871,706		55,930,889	50,796,342	46,028,123	42,778,926
Long-term debt	—		—	—	—	57,329
Stockholders’ equity	42,109,998		37,097,335	35,354,550	33,031,604	31,246,751
Net earnings per share:
Basic	1.05	(1)	0.91	0.84	0.33	0.19
Diluted	1.04	(1)	0.90	0.83	0.33	0.19
Cash dividends declared per share	0.34		0.32	0.29	0.10	0.09

(1)	Includes an after tax gain of $866,474 ($.13 per share basic and diluted, respectively) related to a gain on the sale of assets.

See also Note 1 of Notes to the Company’s Consolidated Financial Statements herein which describes the Company’s relationship with its primary suppliers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2007 compared to year end March 31, 2006

During the year ended March 31, 2007, sales and cost of products sold increased $17,826,268, $18,324,881 and gross profit decreased $498,613 from the respective amounts recorded during the year ended March 31, 2006. The increase in sales was related primarily to an increase in the average per ton selling price which increased from approximately $616 per ton in fiscal 2006 to $654 per ton in fiscal 2007. In addition, the Company experienced an increase in tons sold from 295,000 tons in fiscal 2006 to approximately 306,000 tons in fiscal 2007. The increase in costs of products sold was related primarily to an increase in the average per ton cost which increased from approximately $565 per ton in fiscal 2006 to $606 per ton in fiscal 2007. Gross profit was adversely affected by a reduction in margins. Gross profit as a percentage of sales declined from approximately 8.3% in fiscal 2006 to approximately 7.3% in fiscal 2007. The Company could not pass along all of the increased material costs to its customers in fiscal 2007.

Coil product segment sales increased approximately $2,924,000 during fiscal 2007. This increase was related primarily to an increase in the average selling price which increased from approximately $630 per ton in fiscal 2006 to approximately $682 per ton in fiscal 2007. This increase was partially offset by a decrease in tons shipped which declined from approximately 149,000 tons in fiscal 2006 to 142,000 tons in fiscal 2007. Coil operating profit increased approximately $253,000 due to the sales increase. Coil operating profit as a percentage of coil segment sales increased from approximately 4.2% in fiscal 2006 to 4.3% in fiscal 2007.

In fiscal 2007, the Company phased out the Lone Star, Texas coil facility (“LSCF”). LSCF accounted for approximately 1% of total sales and generated a small loss in fiscal 2007. Certain LSCF assets will be redeployed to the Company’s new coil operation located in Decatur, Alabama. The Decatur facility is expected to become operational in fiscal 2008.

The Company is dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2007, NSC continued to supply steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC.

Tubular product segment sales increased approximately $14,902,000 during fiscal 2007. This increase resulted primarily from an increase in tons shipped which increased from approximately 146,000 tons in fiscal 2006 to 164,000 tons in fiscal 2007. Average per ton selling prices increased from $602 per ton in fiscal 2006 to $629 per ton in fiscal 2007. Tubular product segment operating profit as a percentage of segment sales declined from approximately 9.9% in fiscal 2006 to 7.6% in fiscal 2007. Even though tubular sales increased in fiscal 2007, average margins earned on sales were reduced due to somewhat softer market conditions for pipe products in fiscal 2007 as compared to conditions in fiscal 2006.

During fiscal 2007, Lone Star Steel Company (“LSS”), the Company’s primary supplier of tubular products and coil material used in pipe manufacturing, continued to supply such products in amounts that were adequate for the Company’s purposes. On June 14, 2007, United States Steel Corporation consummated its purchase of LSS. However, the Company does not currently anticipate any significant change in such supply from LSS.

In September 2006, the Company sold the real property owned by the Company in Houston, Texas and signed a 12 month rental agreement to rent office space at this location for $1,400 per month. The sale resulted in a before tax gain of $1,312,839. Proceeds received from the sales were used to purchase and improve real property associated with the Company’s new coil facility to be located in Decatur, Alabama.

FRIEDMAN INDUSTRIES, INCORPORATED

In fiscal 2007, selling, general and administrative expenses declined $168,820 from the amount recorded in fiscal 2006. This decrease resulted primarily from a reduction in remuneration associated with a retired executive.

Interest and other income decreased $152,379 from the comparable amount recorded in fiscal 2006. This decrease was associated primarily with a decrease in the average invested cash positions in fiscal 2007.

Income taxes increased $236,777 from the comparable amount recorded during fiscal 2006. This increase was primarily related to the increase in earnings before taxes. Effective tax rates were 36.0% and 35.5% in fiscal 2006 and 2007, respectively.

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

In fiscal 2006, the LSCF continued to experience a lack of supply of coil products from its primary coil supplier, LSS. In fiscal 2006, the Company decided to phase out the LSCF in fiscal 2007 and redeploy certain LSCF assets to a new coil operation to be located in close proximity to the Nucor Steel Company steel mill in Decatur, Alabama. The LSCF, which produced a marginal profit in fiscal 2006, accounted for approximately 5% of total sales in fiscal 2006.

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

FRIEDMAN INDUSTRIES, INCORPORATED

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

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2007. Current ratios were 2.22 and 2.59 at March 31, 2007 and March 31, 2006, respectively. Working capital was $28,464,786 at March 31, 2007 and $29,167,810 at March 31, 2006.

During the year ended March 31, 2007, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Inventories and accounts payable increased from the respective amounts in fiscal 2006. These increases were related primarily to the ordinary course of business of the Company. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In February 2006, the Company purchased 551,248 shares of the common stock of the Company from Mr. Jack Friedman for approximately $4.911 per share or a total of $2,707,179. Effective as of February 8, 2006, Mr. Friedman retired as Chairman of the Board and Chief Executive Officer and as an employee of the Company.

During the year ended March 31, 2007, the Company purchased approximately $6,900,000 in fixed assets. These assets were related primarily to improvements to pipe mill #2 at Lone Star, Texas and land and equipment associated with the new coil operation to be located in Decatur, Alabama. In connection with this planned new operation, in fiscal 2007 the Company phased out its coil processing operations at Lone Star, Texas. At the Decatur site, the Company is constructing a coil processing facility using certain assets previously used at the LSCF. The Company expects that the Decatur processing facility will initially operate a steel temper mill and a steel cut-to-length including a leveling line. The Company expects that the Decatur facility will commence operations in fiscal 2008. In addition to the funds used to purchase the real property in Alabama, the Company’s Board of Directors has authorized up to an additional $16 million to be used for capital expenditures and operational cash requirements related to the Decatur facility. At March 31, 2007, the Company had invested approximately $6,500,000 at the Decatur facility. The estimated cost to complete this facility is approximately $3,000,000.

In September 2006, the Company sold the real property owned by the Company in Houston, Texas and signed a 12-month rental agreement to rent corporate office space at this location for $1,400 per month. This sale resulted in a before tax gain of $1,312,839. Proceeds received from the sale were used to purchase and improve real property associated with the Company’s new coil operation to be located in Decatur, Alabama.

The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expires April 1, 2010, the Company may borrow up to $10 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The Company uses the revolving facility to support cash flow and borrows and repays funds as working capital is required. At March 31, 2007 and 2006, the Company had no borrowings outstanding under the revolving facility. The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

Notwithstanding the current market conditions, the Company believes that its cash flow from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

FRIEDMAN INDUSTRIES, INCORPORATED

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt obligations	$—	$—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	37,936	35,664	$2,272	—	—

Total	$37,936	$35,664	$2,272	—	—

INFLATION

During fiscal 2007, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One such accounting policy which requires significant estimates and judgments is the valuation of LIFO inventories in the Company’s quarterly reporting. The Company’s quarterly valuation of inventory requires estimates of the year end quantities which is inherently difficult. Historically, these estimates have been materially correct. In addition, the Company maintains an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is doubtful. On an ongoing basis, the Company evaluates estimates and judgments. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.

FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors including but not limited to changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general, and the Company’s success in executing its internal operating plans, including any proposed expansion plans.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2007		2006	2005	2004	2003	2002	2001	2000	1999	1998

Net sales	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583	$120,267,809	$124,719,640	$148,840,724
Earnings	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582	$2,506,801	$3,540,811	$4,809,992
Current assets	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329	$36,945,378	$32,534,040	$39,347,548
Current liabilities	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802	$8,377,279	$6,758,038	$13,437,178
Net working capital	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527	$28,568,099	$25,776,002	$25,910,370
Total assets	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512	$45,106,790	$41,023,377	$46,039,361
Stockholders’ equity	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150	$28,622,951	$27,422,779	$25,732,957
Earnings as a percent of
Net sales	3.5		3.5	3.3	2.2	1.3	1.0	2.4	2.1	2.8	3.2
Stockholders’ equity	16.7		17.4	17.7	7.7	4.6	3.1	9.6	8.8	12.9	18.7
Average number of common shares outstanding: Basic(2)	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839	7,547,624	7,528,702	7,512,901
Per share
Net earnings per share:
Basic	$1.05	(1)	$0.91	$0.84	$0.33	$0.19	$0.12	$0.39	$0.33	$0.47	$0.64
Stockholders’ equity(2)	$6.30		$5.25	$4.77	$4.36	$4.13	$4.03	$4.01	$3.79	$3.64	$3.43
Cash dividends per common share	$0.34		$0.32	$0.29	$0.10	$0.09	$0.11	$0.16	$0.18	$0.25	$0.25
Stock dividend declared	—		—	—	—	—	—	—	5%	5%	5%

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.

(2)	Adjusted for stock dividends.