Form 10-K, Exhibit 13
period 2008-03-31
FRIEDMAN INDUSTRIES INC
filed 2008-06-27
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2008

FRIEDMAN
INDUSTRIES,
INCORPORATED

2008
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2008	2007

Net sales	$178,785,110	$199,726,619
Net earnings	$4,465,127	$7,018,318
Net earnings per share (Basic)	$0.66	$1.05
Cash dividends per share	$0.27	$0.34
Stockholders’ equity	$44,956,741	$42,109,998
Working capital	$34,638,228	$28,464,786

TO OUR SHAREHOLDERS:

Friedman Industries, Incorporated had a good year in fiscal 2008. Sales and profits were $178,785,110 and $4,465,127, respectively. The Company continues to be profitable and continues to pay cash dividends.

Currently, the Company has completed two important expansion projects costing approximately $12,600,000. These projects consist of improvements to the #2 pipe mill located in Lone Star, Texas and the construction of the new coil processing facility in Decatur, Alabama. The projects were paid in full with internally generated funds and as a result, no debt associated with the projects was incurred.

The #2 pipe mill is in full operation. Currently, demand is strong for the Company’s tubular products.

The Decatur coil processing facility is expected to commence operations this summer. This facility is located near Nucor Steel Company and will operate a steel temper mill and a cut-to-length line including a leveling line.

In June 2007, United States Steel Corporation purchased Lone Star Steel Company. U.S. Steel Tubular Products, Inc., an affiliate of United States Steel Corporation, succeeded to the operations of Lone Star Steel Company. Since June 2007, we have continued to do business with U.S. Steel Tubular Products, Inc. and look forward to doing business with them in the future.

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
  P.O. Box 21147
  Houston, Texas 77226
  713-672-9433

  SALES OFFICE — COIL PRODUCTS
  1121 Judson Road
  Longview, Texas 75606
  903-758-3431

  SALES OFFICE — TUBULAR PRODUCTS
  P.O. Box 0388
  Lone Star, Texas 75668
  903-639-2511

  WEB SITE
  www.friedmanindustries.com

COUNSEL
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010

AUDITORS
Hein & Associates LLP
500 Dallas Street, Suite 2900
Houston, TX 77002

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

DIRECTORS

Jack Friedman
Chairman Emeritus; former
Chairman of the Board and
Chief Executive Officer
Houston, Texas

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

Max Reichenthal
President, Texas Iron and Metal
(steel product sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Joel Spira
Private investor; formerly, Partner, Weinstein, Spira & Company (accounting firm)
Houston, Texas

Joe L. Williams
Partner, Pozmantier Insurance Consulting
Services, LLC
(insurance and risk management consultants)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2008 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its facility in Hickman, Arkansas, the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. Beginning in August 2008, the Company plans to begin operating another coil processing facility in Decatur, Alabama. Through its XSCP Division located in Hickman, Arkansas, the Company purchases and markets non-standard hot-rolled coils. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 200 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 240 customers and sells a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. The Company purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from USS. Loss of USS as a customer of manufactured pipe or as a source of pipe and coil material supply could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2008		Fiscal 2007
	High	Low	High	Low

First Quarter	$10.30	$8.68	$11.52	$7.17
Second Quarter	9.76	7.06	9.83	7.82
Third Quarter	9.50	5.87	12.89	7.81
Fourth Quarter	6.43	4.90	12.40	8.00

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2008	Fiscal 2007

First Quarter	$.08	$.08
Second Quarter	.08	.08
Third Quarter	.06	.10
Fourth Quarter	.05	.08

The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 23, 2008 was 350.

FRIEDMAN INDUSTRIES, INCORPORATED

PERFORMANCE GRAPH

The following graph compares the percentage change in the Company’s cumulative total shareholder return on the Common Stock with the total cumulative return on the American Stock Exchange Composite Index (“ACI”) and the Steel & Iron Index per Microsoft Network (“SII”) for each fiscal year indicated. The graph is based on the assumption that $100 is invested in the Common Stock of the Company, the ACI and the SII on March 31, 2003 and that all dividends are reinvested.

Comparison of Five-Year Cumulative Return

The foregoing graph is based on historical data and is not necessarily indicative of future performance. This graph shall not be deemed to be “soliciting material” or to be “filed” with the Commission or subject to Regulations 14A or 14C under the Exchange Act or to the liabilities of Section 18 under such Act.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$2,643,922	$1,039,030
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 at March 31, 2008 and 2007, respectively	16,742,000	17,261,553
Inventories	29,900,327	33,272,823
Other	136,345	157,963

TOTAL CURRENT ASSETS	49,422,594	51,731,369
PROPERTY, PLANT, AND EQUIPMENT:
Land	1,082,331	1,082,331
Construction in progress	8,706,172	5,004,550
Buildings and yard improvements	3,494,294	3,494,294
Machinery and equipment	21,879,259	21,236,184
Less accumulated depreciation	(18,389,983)	(17,344,822)

	16,772,073	13,472,537
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	720,001	667,800
Deferred income taxes	43,724	—

TOTAL ASSETS	$66,958,392	$65,871,706

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2008	2007
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$13,499,314	$21,875,516
Dividends payable	339,972	536,969
Current portion of long-term debt	54,028	—
Income taxes payable	70,069	46,742
Contribution to profit sharing plan	259,500	256,000
Employee compensation and related expenses	561,483	551,356

TOTAL CURRENT LIABILITIES	14,784,366	23,266,583
LONG-TERM DEBT, less current portion	6,667,536	—
DEFERRED INCOME TAXES	—	1,934
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	549,749	493,191
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 and 7,887,824 at March 31, 2008 and 2007, respectively	7,975,160	7,887,824
Additional paid-in capital	29,003,674	28,887,517
Treasury stock at cost (1,175,716 shares at March 31, 2008 and 2007, respectively)	(5,475,964)	(5,475,964)
Retained earnings	13,453,871	10,810,621

TOTAL STOCKHOLDERS’ EQUITY	44,956,741	42,109,998

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$66,958,392	$65,871,706

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2008	2007	2006

Net sales	$178,785,110	$199,726,619	$181,900,351
Costs and expenses:
Cost of products sold	167,279,743	185,110,805	166,785,924
Selling, general and administrative	4,830,921	5,152,697	5,321,517
Gain on sale of assets	—	(1,312,839)	—
Interest expense	89,964	29,460	—

	172,200,628	188,980,123	172,107,441

	6,584,482	10,746,496	9,792,910
Interest and other income	201,365	132,037	284,416

EARNINGS BEFORE INCOME TAXES	6,785,847	10,878,533	10,077,326
Income taxes:
Current	2,366,378	3,862,899	3,705,676
Deferred	(45,658)	(2,684)	(82,238)

	2,320,720	3,860,215	3,623,438

NET EARNINGS	$4,465,127	$7,018,318	$6,453,888

Weighted average number of common shares outstanding:
Basic	6,733,942	6,685,577	7,072,637
Diluted	6,782,023	6,752,275	7,163,912
Net earnings per share:
Basic	$.66	$1.05	$.91
Diluted	$.66	$1.04	$.90

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional
	Common	Paid-In	Treasury	Retained
	Stock	Capital	Stock	Earnings

BALANCE AT MARCH 31, 2005	$7,764,215	$28,492,619	$(2,768,785)	$1,866,501
Net earnings	—	—	—	6,453,888
Issuance of Directors’ shares	1,600	8,192	—	—
Exercise of stock options	76,527	163,003	—	—
Cash dividends ($0.32 per share)	—	—	—	(2,253,246)
Treasury stock (551,248 shares)	—	—	(2,707,179)	—

BALANCE AT MARCH 31, 2006	7,842,342	28,663,814	(5,475,964)	6,067,143
Net earnings	—	—	—	7,018,318
Exercise of stock options	45,482	60,491	—	—
Tax benefit of options exercised	—	163,212	—	—
Cash dividends ($0.34 per share)	—	—	—	(2,274,840)

BALANCE AT MARCH 31, 2007	7,887,824	28,887,517	(5,475,964)	10,810,621
Net earnings	—	—	—	4,465,127
Exercise of stock options	87,336	116,157	—	—
Cash dividends ($0.27)	—	—	—	(1,821,877)

BALANCE AT MARCH 31, 2008	$7,975,160	$29,003,674	$(5,475,964)	$13,453,871

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2008	2007	2006
OPERATING ACTIVITIES
Net earnings	$4,465,127	$7,018,318	$6,453,888
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,138,418	1,040,011	927,397
Deferred taxes	(45,658)	(2,684)	(82,238)
Change in post-retirement benefits other than pensions	56,558	47,448	50,323
Gain on sale of assets	—	(1,312,839)	—
Disposal of fixed assets	1,096	95,374	—
Tax benefit of stock options exercised	—	163,212	—
Changes in operating assets and liabilities:
Accounts receivable	519,553	232,760	(1,091,277)
Inventories	3,372,496	(5,315,902)	(2,099,681)
Prepaid federal income taxes	—	—	892,104
Other assets	21,618	(40,720)	23,762
Accounts payable and accrued expenses	(8,376,202)	5,161,572	3,239,816
Contribution to profit sharing plan	3,500	—	(18,000)
Employee compensation and related expenses	10,127	(185,367)	99,412
Income taxes payable	23,327	(96,454)	143,196

Net cash provided by operating activities	1,189,960	6,804,729	8,538,702
INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(4,439,051)	(6,909,738)	(1,963,255)
Proceeds from sale of assets	—	1,388,318	—
(Increase) in cash value of officers’ life insurance	(52,201)	(61,577)	(46,445)

Net cash used in investing activities	(4,491,252)	(5,582,997)	(2,009,700)
FINANCING ACTIVITIES
Cash dividends paid	(2,018,872)	(2,271,201)	(2,291,096)
Proceeds from borrowings of long-term debt	10,762,084	—	—
Principal payments on long-term debt	(4,040,521)	—	(2,897)
Purchase of treasury stock	—	—	(2,707,179)
Stock awards and options exercised	203,493	105,973	249,321

Net cash provided by (used) in financing activities	$4,906,184	(2,165,228)	(4,751,851)

Increase (decrease) in cash and cash equivalents	1,604,892	(943,496)	1,777,151
Cash and cash equivalents at beginning of year	1,039,030	1,982,526	205,375

Cash and cash equivalents at end of year	$2,643,922	$1,039,030	$1,982,526

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

TRADE RECEIVABLES:  The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

CASH AND CASH EQUIVALENTS:  Cash and cash equivalents is composed of cash and overnight investments pursuant to a bank sweep arrangement.

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2008 and March 31, 2007, replacement cost exceeded LIFO cost by approximately $7,000,000 and $7,500,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2008	2007

Prime coil inventory	$8,121,728	$11,034,422
Non-standard coil inventory	918,334	665,234
Tubular raw material	7,444,805	5,854,255
Tubular finished goods	13,415,460	15,718,912

	29,900,327	$33,272,823

PROPERTY, PLANT, AND EQUIPMENT:  Property, plant, and equipment are stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Improvements	5 to 10 years
Loaders and other rolling stock	5 years

In the year ended March 31, 2008, the Company recorded additional construction in progress associated with the new coil facility located in Decatur, Alabama. This facility, which is expected to be in production by August 2008, will operate a steel temper mill and a cut-to-length line including a steel

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

leveling line. In fiscal 2007, the Company sold real property located in Houston, Texas and realized a before tax gain of $1,312,839. Proceeds from this sale were invested in this new facility. At March 31, 2008, the estimated cost to complete this facility was approximately $600,000. Construction in progress assets were not being depreciated as of March 31, 2008.

Interest costs related to construction projects are capitalized as part of the cost of such assets. No interest was capitalized for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No impairments were necessary at March 31, 2008 or 2007.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Shipping costs are recorded as a part of cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid interest of approximately $79,000 in 2008, $29,500 in 2007 and $0 in 2006. The Company paid income taxes, net of refunds, of $2,584,731 in 2008, $3,946,144 in 2007 and $2,570,442 in 2006.

INCOME TAXES:  The Company accounts for income taxes under the liability method, whereby the Company recognizes, on a current and long-term basis, deferred tax assets and liabilities which represent differences between the financial and income tax reporting bases of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidences, the likelihood that the deferred tax asset will be recovered from future taxable income.

USE OF ESTIMATES:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS:  Since the Company’s financial instruments are considered short term in nature, the carrying value approximates fair value.

EARNINGS PER SHARE:  Net income per basic common share is computed using the weighted average number of common shares outstanding during the period. Net income per diluted common share is computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding common stock options having a dilutive effect using the treasury stock method.

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

There were no options granted in fiscal 2008, 2007 and 2006.

The Company granted stock awards to outside directors in each of fiscal 2006 and 2005. These grants were recorded as expense based on the closing price of the stock on the date of grant. There were no stock awards to outside directors in fiscal 2007 or 2008.

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ECONOMIC RELATIONSHIP:  U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 17%, 20% and 15% of total company sales in fiscal 2008, 2007 and 2006, respectively. Loss of USS as a customer could have a material adverse effect on the Company’s business. Other than USS, no customer accounted for 10% of total sales in the three years ended March 31, 2008, except Trinity Industries, Inc., a coil product customer, which accounted for approximately 11%, 10% and 11% of total sales in fiscal 2008, 2007 and 2006, respectively.

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

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. We adopted this Interpretation effective April 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

2.  STOCK OPTIONS AND CAPITAL STOCK

Under the Company’s 1989 and 1996 Stock Option Plans, options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, no further options may be granted. All options have ten-year terms and become fully exercisable at the end of six

FRIEDMAN INDUSTRIES, INCORPORATED

months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	88,836	$2.33	137,212	$2.35	224,718	$2.62
Granted	—	—	—	—	—	—
Exercised	(87,336)	$2.33	(45,482)	$2.33	(76,527)	$3.13
Canceled	(1,500)	$2.33	(2,894)	$3.13	(10,979)	$2.40

Outstanding at end of year	—	—	88,836	$2.33	137,212	$2.35

Exercisable at end of year	—	—	88,836	$2.33	137,212	$2.35
Weighted average fair value of options granted during the year	—	—	—	—	—	—

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations, and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into common stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2008 and March 31, 2007.

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

Effective May 18, 2007, the Company renewed a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expires April 1, 2010, the Company may borrow up to $10 million at the bank’s prime rate or at 1.5% over LIBOR. The revolving facility requires that the Company maintain a tangible net worth as adjusted of $33,000,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. No collateral is required pursuant to the revolving facility. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility at an average interest rate of approximately 4.4%. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were paid in full in April 2008 and May 2008. At March 31, 2007, the Company did not have borrowings outstanding under the revolving facility. The Company does not pay a commitment fee relative to this facility.

The Company is obligated under operating leases for its Longview, Texas and Houston, Texas office buildings, which expire April 30, 2013 and August 31, 2008, respectively. The following is a schedule of future minimum annual rental payments required under these operating leases as of March 31, 2008:

2009	$36,849
2010	30,084
2011	30,084
2012	30,084
2013	30,084
Thereafter	2,507

Total	$159,692

Rental expenses for leased properties were $44,064, $37,064 and $27,264 during fiscal 2008, 2007 and 2006, respectively.

FRIEDMAN INDUSTRIES, INCORPORATED

4.  EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2008	2007	2006

Basic
Net earnings	$4,465,127	$7,018,318	$6,453,888

Weighted average common shares	6,733,942	6,685,577	7,072,637

Dilutive
Net earnings	4,465,127	$7,018,318	$6,453,888

Weighted average common shares	6,733,942	6,685,577	7,072,637
Common share equivalents:
Options	48,081	66,698	91,275

Total common share equivalents	48,081	66,698	91,275

Weighted average common shares and common share equivalents	6,782,023	6,752,275	7,163,912

5.  INCOME TAXES

Components of tax expense are as follows:

	Year Ended March 31
	2008	2007	2006

Federal
Current	$2,140,327	$3,486,758	$3,260,300
Deferred	(45,658)	(2,684)	(82,238)

	2,094,669	3,484,074	3,178,062
State
Current	226,051	376,141	445,376

	226,051	376,141	445,376

Total	$2,320,720	$3,860,215	$3,623,438

The U.S. federal statutory income tax is reconciled to the effective rate as follows:

	Year Ended March 31
	2008	2007	2006

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(2.0)	(1.0)	(1.0)
State and local income tax rates net of federal income tax benefit	2.2	2.5	3.0

Provision for income taxes	34.2%	35.5%	36.0%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2005 through March 31, 2007. State and local returns may subject to examination for fiscal years ended March 31, 2005 through March 31, 2007.

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES (Continued)

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2008	2007

Deferred tax liabilities:
Depreciation	$(1,125,365)	$(1,181,316)

Total deferred tax liabilities	(1,125,365)	(1,181,316)
Deferred tax assets:
Inventory capitalization	85,715	67,844
LIFO Inventory	834,314	874,421
Postretirement benefits other than pensions	186,915	167,685
Other	62,144	69,432

Total deferred tax assets	1,169,088	1,179,382

Net deferred tax asset (liability)	$43,724	$(1,934)

6.  PROFIT SHARING PLAN AND OTHER POSTRETIREMENT BENEFITS

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon 6 years of service.

The retirement portion of the Plan covers substantially all employees, including officers. Company contributions, which are made at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $173,000 for the eight months ended December 31, 2007, $256,000 for the year ended March 31, 2007 and $256,000 for the year ended March 31, 2006. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $44,000, $48,000 and $38,000 for the years ended March 31, 2008, 2007 and 2006, respectively.

7.  INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. Coil product involves converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel

FRIEDMAN INDUSTRIES, INCORPORATED

7.  INDUSTRY SEGMENT DATA (Continued)

coils. Through its tubular operation, the Company purchases, processes, manufactures and markets tubular products. The following is a summary of significant financial information relating to the product groups:

	Year Ended March 31
	2008	2007	2006

NET SALES:
Coil	$83,088,686	$96,794,728	$93,870,412
Tubular	95,696,424	102,931,891	88,029,939

TOTAL NET SALES	$178,785,110	$199,726,619	$181,900,351

OPERATING PROFIT:
Coil	$2,782,079	$4,202,251	$3,949,444
Tubular	6,284,240	7,864,313	8,747,667

TOTAL OPERATING PROFIT	9,066,319	12,066,564	12,697,111
General corporate expenses	(2,391,873)	(2,603,447)	(2,904,201)
Gain on sale of assets	—	1,312,839	—
Interest expense	(89,964)	(29,460)	—
Interest and other income	201,365	132,037	284,416

TOTAL EARNINGS BEFORE INCOME TAXES	$6,785,847	$10,878,533	$10,077,326

IDENTIFIABLE ASSETS:
Coil	$29,469,277	$27,600,911	$24,528,359
Tubular	34,040,679	36,491,155	28,683,780

	63,509,956	64,092,066	53,212,139
General corporate assets	3,448,436	1,779,640	2,718,750

TOTAL ASSETS	$66,958,392	$65,871,706	$55,930,889

DEPRECIATION:
Coil	$573,629	$594,080	$610,202
Tubular	533,825	413,368	286,646
Corporate and other	30,964	32,563	30,549

	$1,138,418	$1,040,011	$927,397

CAPITAL EXPENDITURES:
Coil	$3,862,434	$5,646,911	$826,642
Tubular	576,617	1,259,152	1,119,633
Corporate and other	—	3,675	16,980

	$4,439,051	$6,909,738	$1,963,255

Operating profit is total net sales less operating expenses, excluding general corporate expenses, gain on sale of assets, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and cash equivalents, prepaid federal income taxes, deferred income taxes and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2008 and 2007:

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008

Net sales	$50,530,510	$41,154,571	$38,062,240	$49,037,789
Gross profit	3,769,618	2,432,362	1,969,812	3,333,575
Net earnings	1,552,451	920,886	660,207	1,331,583
Basic(2)	.23	.14	.10	.20
Diluted(2)	.23	.14	.10	.20

	Quarter Ended
	June 30,	September 30,		December 31,	March 31,
	2006	2006		2006	2007

Net sales	$52,623,730	$51,629,944		$47,472,953	$47,999,992
Gross profit	4,876,676	3,406,241		3,263,609	3,069,288
Net earnings	2,145,141	2,267,863	(1)	1,379,149	1,226,165
Basic	.32	.34		.21	.18
Diluted	.32	.34		.20	.18

(1)	Includes an after tax gain of $866,474 ($.13 per share basic and diluted, respectively) related to a gain on the sale of assets.

(2)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts are computed independently for each quarter.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated (the “Company”) as of March 31, 2008, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for year ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2008, and the consolidated results of their operations and their cash flows for the year ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Friedman Industries, Incorporated’s internal control over financial reporting as of March 31, 2008 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/  Hein & Associates LLP

Houston, Texas
June 25, 2008

FRIEDMAN INDUSTRIES, INCORPORATED

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated as of March 31, 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for year ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated at March 31, 2007, and the consolidated results of its operations and its cash flows for the year ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Malone & Bailey, PC

Houston, Texas
www.malone-bailey.com
June 25, 2007

FRIEDMAN INDUSTRIES, INCORPORATED

Board of Directors and Shareholders
Friedman Industries, Incorporated

We have audited the accompanying consolidated statements of earnings, stockholders’ equity, and cash flows of Friedman Industries, Incorporated for the year ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Friedman Industries, Incorporated for the year ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Houston, Texas
June 27, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2008, our internal control financial reporting is effective based on those criteria.

FRIEDMAN INDUSTRIES, INCORPORATED

SELECTED FINANCIAL DATA

	Year Ended March 31
	2008	2007		2006	2005	2004
Net sales	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567
Net earnings	4,465,127	7,018,318	(1)	6,453,888	6,246,043	2,535,991
Total assets	66,958,392	65,871,706		55,930,889	50,796,342	46,028,123
Long-term debt	6,667,536	—		—	—	—
Stockholders’ equity	44,956,741	42,109,998		37,097,335	35,354,550	33,031,604
Net earnings per share:
Basic	0.66	1.05	(1)	0.91	0.84	0.33
Diluted	0.66	1.04	(1)	0.90	0.83	0.33
Cash dividends declared per share	0.27	0.34		0.32	0.29	0.10

(1)	Includes an after tax gain of $866,474 ($.13 per share basic and diluted, respectively) related to a gain on the sale of assets.

See also Note 1 of Notes to the Company’s Consolidated Financial Statements herein which describes the Company’s relationship with its primary suppliers and customers of steel products.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2008 compared to March 31, 2007

During the year ended March 31, 2008, sales, costs of goods sold and gross profit decreased $20,941,509, $17,831,062 and $3,110,447, respectively, from the comparable amounts recorded during the year ended March 31, 2007. The decrease in sales was related to a decline in tons sold as well as a decrease in average selling prices. Tons shipped decreased from approximately 306,000 tons in fiscal 2007 to 284,000 tons in fiscal 2008. The average per ton selling price decreased from approximately $654 per ton in fiscal 2007 to approximately $629 per ton in fiscal 2008. The decline in costs of goods sold was primarily related to the decrease in sales. Average per ton costs of goods sold decreased from approximately $606 per ton in fiscal 2007 to $588 per ton in fiscal 2008. The decrease in gross profit was related to the reduction in tons shipped and a decrease in margins earned. Gross profit as a percentage of sales decreased from approximately 7.3% in fiscal 2007 to 6.4% in fiscal 2008. The Company experienced softer market conditions for its products in fiscal 2008 compared to market conditions in fiscal 2007. Management believes that softer market conditions experienced in fiscal 2008 were related to a somewhat weaker U.S. economy.

Coil product segment sales decreased $13,706,042 during fiscal 2008. This segment experienced decreases in both tons sold and average selling prices. Tons of coil products sold declined from approximately 142,000 tons in fiscal 2007 to 127,000 tons in fiscal 2008 while the average per ton selling price decreased from approximately $682 per ton to approximately $654 per ton. Coil operating profit decreased $1,420,172 due to both the reduction in tons sold and a decrease in margins earned. Coil operating profit as a percentage of coil segment sales decreased from approximately 4.3% in fiscal 2007 to 3.3% in fiscal 2008. Softer market conditions for coil products were experienced in fiscal 2008.

In fiscal 2007, the Company phased out its Lone Star, Texas coil facility (“LSCF”). LSCF accounted for approximately 1% of total sales and generated a small loss in fiscal 2007. Certain LSCF assets were redeployed to the Company’s new coil operation located in Decatur, Alabama, which is expected to be in full operation by August 2008.

The Company is dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2008, NSC continued to supply steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC.

Tubular product segment sales decreased $7,235,467 during fiscal 2008. This decrease was related to a decrease in tons shipped in fiscal 2008 and by a decline in the average per ton selling price. Tons shipped decreased from approximately 164,000 tons in fiscal 2007 to 157,000 tons in fiscal 2008. Average selling prices declined from approximately $629 per ton in fiscal 2007 to $609 per ton in fiscal 2008. Sales to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation, declined in fiscal 2008. This decrease is discussed further in the paragraph below. Tubular product segment operating profits as a percentage of segment sales were approximately 7.6% and 6.6% in fiscal 2007 and 2008, respectively. Margins were adversely affected by softer market conditions in fiscal 2008.

USS, an affiliate of United States Steel Corporation that succeeded to the operations of Lone Star Steel Company, is the Company’s primary supplier of tubular products and coil material used in pipe manufacturing and is a major customer of manufactured pipe. On June 14, 2007, United States Steel Corporation consummated its purchase of Lone Star Steel Company. In fiscal 2008, the Company recorded a decrease in pipe tons produced for USS and a related decrease in sales. The Company was advised that this reduction was associated with the adjustment of inventory levels at USS. If future production for USS is reduced, the Company believes that sales will continue to decline but gross profit will not be reduced proportionally as pipe produced for USS is marginally profitable. In fiscal 2008, USS

FRIEDMAN INDUSTRIES, INCORPORATED

continued to supply the Company with pipe in amounts that were adequate for the Company’s purposes. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business.

During fiscal 2008, general, selling and administrative costs decreased $321,776 from the amount recorded during fiscal 2007. This decrease was related primarily to decreases in commissions and bonuses associated with the decline in earnings and volume.

Interest expense increased $60,504 in fiscal 2008. In fiscal 2008, the Company borrowed funds pursuant to its line of credit facility to support cash flows.

Interest and other income increased $69,328 from the amount recorded in fiscal 2007. In fiscal 2007, the Company recorded a loss on disposal of assets.

Income taxes decreased $1,539,495 from the comparable amount recorded during fiscal 2007. This decrease was primarily related to the decrease in earnings before income taxes. Effective tax rates were 35.5% and 34.2% in fiscal 2007 and 2008, respectively. In fiscal 2008, the Company benefited from a reduction in state taxes and from a tax decrease associated with manufacturing companies.

Year ended March 31, 2007 compared to year end March 31, 2006

During the year ended March 31, 2007, sales and cost of products sold increased $17,826,268, $18,324,881 and gross profit decreased $498,613 from the respective amounts recorded during the year ended March 31, 2006. The increase in sales was related primarily to an increase in the average per ton selling price which increased from approximately $616 per ton in fiscal 2006 to $654 per ton in fiscal 2007. In addition, the Company experienced an increase in tons sold from approximately 295,000 tons in fiscal 2006 to approximately 306,000 tons in fiscal 2007. The increase in costs of products sold was related primarily to an increase in the average per ton cost which increased from approximately $565 per ton in fiscal 2006 to $606 per ton in fiscal 2007. Gross profit was adversely affected by a reduction in margins. Gross profit as a percentage of sales declined from approximately 8.3% in fiscal 2006 to approximately 7.3% in fiscal 2007. The Company could not pass along all of the increased material costs to its customers in fiscal 2007.

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

In fiscal 2007, the Company phased out the Lone Star, Texas coil facility (“LSCF”). LSCF accounted for approximately 1% of total sales and generated a small loss in fiscal 2007. Certain LSCF assets were redeployed to the Company’s new coil operation located in Decatur, Alabama. The Decatur facility is expected to be in full operation by August 2008.

The Company is dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2007, NSC continued to supply steel coils in amounts that were adequate for the Company’s purposes. The Company did not anticipate any significant change in such supply from NSC.

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

During fiscal 2007, Lone Star Steel Company (“LSS”), the Company’s primary supplier of tubular products and coil material used in pipe manufacturing, continued to supply such products in amounts that were adequate for the Company’s purposes. On June 14, 2007, United States Steel Corporation consummated its purchase of LSS and is more fully discussed above.

FRIEDMAN INDUSTRIES, INCORPORATED

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

Interest and other income decreased $152,379 from the comparable amount recorded in fiscal 2006. This decrease was associated primarily with a decrease in the average invested cash positions and a loss on the disposal of assets in fiscal 2007.

Income taxes increased $236,777 from the comparable amount recorded during fiscal 2006. This increase was primarily related to the increase in earnings before income taxes. Effective tax rates were 36.0% and 35.5% in fiscal 2006 and 2007, respectively.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2008. Current ratios were 3.34 and 2.22 at March 31, 2008 and March 31, 2007, respectively. Working capital was $34,638,228 at March 31, 2008 and $28,464,786 at March 31, 2007.

During the year ended March 31, 2008, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts were related primarily to the ordinary course of business of the Company. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

During the year ended March 31, 2008, the Company purchased approximately $4,439,000 in fixed assets. These assets were related primarily to buildings and equipment associated with the new coil operation located in Decatur, Alabama, which is expected to be in full production by August 2008. In connection with this new operation, in fiscal 2007 the Company phased out LSCF and redeployed certain LSCF assets to the Decatur processing facility. The Decatur processing facility will operate a steel temper mill and a cut-to-length line including a leveling line. In addition to the funds used to purchase the real property in Alabama in March 2006, the Company’s Board of Directors authorized up to an additional $16 million to be used for capital expenditures and operational cash requirements related to the Decatur facility. The estimated cost to complete this facility is approximately $600,000.

In September 2006, the Company sold the real property owned by the Company in Houston, Texas and signed a rental agreement to rent corporate office space at this location for $1,400 per month. This sale resulted in a before tax gain of $1,312,839. Proceeds received from the sale were used to purchase and improve real property associated with the Company’s new coil operation located in Decatur, Alabama.

The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expires April 1, 2010, the Company may borrow up to $10 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The revolving facility requires that the Company maintain a tangible net worth as adjusted of $33,000,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. No collateral is required pursuant to the revolving facility. The Company uses the revolving facility to support cash flows and borrows and repays funds as working capital is required. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were subsequently paid in full in April 2008 and May 2008. At March 31, 2007, the Company had no borrowings outstanding under the revolving facility. The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

Notwithstanding the current market conditions, the Company believes that its cash flows from operations and borrowing capability under its revolving line of credit facility are adequate to fund its expected cash requirements for the next 24 months.

FRIEDMAN INDUSTRIES, INCORPORATED

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt obligations	$6,721,564	$54,028	$6,667,536	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	159,692	36,849	90,252	30,084	2,507

Total	$6,881,256	$90,877	$6,757,788	$30,084	$2,507

Long-term debt obligations are primarily related to borrowings pursuant to the revolving facility and were paid in full in April 2008 and May 2008.

INFLATION

During fiscal 2008, the Company believes that the general level of inflation had little effect on its operations.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2008	2007		2006	2005	2004	2003	2002	2001	2000	1999

Net sales	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583	$120,267,809	$124,719,640
Net earnings	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582	$2,506,801	$3,540,811
Current assets	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329	$36,945,378	$32,534,040
Current liabilities	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802	$8,377,279	$6,758,038
Working capital	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527	$28,568,099	$25,776,002
Total assets	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512	$45,106,790	$41,023,377
Stockholders’ equity	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150	$28,622,951	$27,422,779
Net earnings as a percent of
Net sales	2.5	3.5		3.5	3.3	2.2	1.3	1.0	2.4	2.1	2.8
Stockholders’ equity	9.9	16.7		17.4	17.7	7.7	4.6	3.1	9.6	8.8	12.9
Weighted average number of common shares outstanding: Basic(2)	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839	7,547,624	7,528,702
Per share
Net earnings per share:
Basic	$0.66	$1.05	(1)	$0.91	$0.84	$0.33	$0.19	$0.12	$0.39	$0.33	$0.47
Stockholders’ equity(2)	$6.68	$6.30		$5.25	$4.77	$4.36	$4.13	$4.03	$4.01	$3.79	$3.64
Cash dividends per common share	$0.27	$0.34		$0.32	$0.29	$0.10	$0.09	$0.11	$0.16	$0.18	$0.25
Stock dividend declared	—	—		—	—	—	—	—	—	5%	5%

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.

(2)	Adjusted for stock dividends.