Form 10-K, Exhibit 13
period 2009-03-31
FRIEDMAN INDUSTRIES INC
filed 2009-06-26
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2009

FRIEDMAN
INDUSTRIES,
INCORPORATED

2009
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2009	2008

Net sales	$208,779,750	$178,785,110
Net earnings	$13,673,406	$4,465,127
Net earnings per share (Basic)	$2.01	$0.66
Cash dividends per share	$0.37	$0.27
Stockholders’ equity	$56,114,352	$44,956,741
Working capital	$39,320,364	$34,638,228

TO OUR SHAREHOLDERS:

The Company experienced record sales and earnings for the year. In management’s opinion, the Company reaped the benefits of a strong oil and gas market during the year.

Currently, the Company is experiencing the full brunt of the severe economic downturn in the U.S. economy. The Company’s top management, with over 100 years of cumulative experience, continues to focus on the markets in its efforts to maintain assets and liabilities at levels commensurate with current operations.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. (central time) on Thursday, September 3, 2009, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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
President
Longview, Texas

Durga D. Agrawal
President, Piping Technology & Products, Inc.
(pipe fabrication)
Houston, Texas

Charles W. Hall
Fulbright & Jaworski L.L.P. (law firm)
Houston, Texas

Alan M. Rauch
President, Ener-Tex
International, Inc.
(oilfield equipment sales)
Houston, Texas

Max Reichenthal
President, Texas Iron and Metal
(steel product sales)
Houston, Texas

Hershel M. Rich
Private investor and
business consultant
Houston, Texas

Joel Spira
Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)
Houston, Texas

Joe L. Williams
Partner, Pozmantier Insurance Consulting
Services, LLC
(insurance and risk management consultants)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2009 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Benny B. Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its facilities in Hickman, Arkansas and Decatur, Alabama, the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company also processes customer-owned coils on a fee basis. Through its XSCP Division located in Hickman, Arkansas, the Company purchases and markets non-standard hot-rolled coils. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 170 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 180 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. In recent years, the Company has also purchased a substantial portion of its annual supply of pipe and coil material used in pipe production from USS.

In February 2009, USS announced that it was temporarily idling its plant at Lone Star, Texas, due to weak market conditions. Since February 2009, the Company has received few orders from USS and a significantly reduced supply of pipe and coils from USS. The Company expects these circumstances will continue until market conditions improve. The Company can make no assurances as to the amounts of tubular products that will be purchased by USS in the future and the amounts of pipe and coil material that will be available from USS in the future. Loss of USS as a customer and as a source of supply for TTP could have a material adverse effect on the Company’s business.

The recently-depressed market conditions during the downturn of the U.S. economy along with the significant decrease in orders from USS and the reduction in the supply of pipe and coil material from USS have had an adverse effect on the Company’s tubular business. As a result, the Company downsized its TTP division to a level more commensurate with operations.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2009		Fiscal 2008
	High	Low	High	Low

First Quarter	$8.10	$4.86	$10.30	$8.68
Second Quarter	10.32	6.45	9.76	7.06
Third Quarter	7.29	4.25	9.50	5.87
Fourth Quarter	9.90	3.82	6.43	4.90

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2009	Fiscal 2008

First Quarter	$.08	$.08
Second Quarter	.12	.08
Third Quarter	.12	.06
Fourth Quarter	.05	.05

The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 22, 2009 was 310.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$16,880,110	$2,643,922
Accounts receivable, net of allowances for bad debts and cash discounts of $27,276 and $37,276 at March 31, 2009 and 2008, respectively	4,991,239	16,742,000
Inventories	19,402,701	29,900,327
Prepaid income taxes	1,299,796	—
Other	99,531	136,345

TOTAL CURRENT ASSETS	42,673,377	49,422,594
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Construction in progress	—	8,706,172
Buildings and yard improvements	7,000,839	3,494,294
Machinery and equipment	29,080,476	21,879,259
Less accumulated depreciation	(20,152,959)	(18,389,983)

	17,010,687	16,772,073
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	776,000	720,001
Deferred income taxes	—	43,724

TOTAL ASSETS	$60,460,064	$66,958,392

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2009	2008
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,662,209	$13,499,314
Dividends payable	339,972	339,972
Current portion of long-term debt	54,028	54,028
Income taxes payable	—	70,069
Contribution to profit sharing plan	40,000	259,500
Employee compensation and related expenses	256,804	561,483

TOTAL CURRENT LIABILITIES	3,353,013	14,784,366
LONG-TERM DEBT, less current portion	13,507	6,667,536
DEFERRED INCOME TAXES	363,864	—
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	615,328	549,749
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2009 and 2008, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2009 and 2008, respectively)	(5,475,964)	(5,475,964)
Retained earnings	24,611,482	13,453,871

TOTAL STOCKHOLDERS’ EQUITY	56,114,352	44,956,741

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$60,460,064	$66,958,392

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2009	2008

Net sales	$208,779,750	$178,785,110
Costs and expenses:
Cost of products sold	182,050,042	167,279,743
Selling, general and administrative	6,028,370	4,830,921
Interest expense	23,310	89,964

	188,101,722	172,200,628

	20,678,028	6,584,482
Interest and other income	144,777	201,365

EARNINGS BEFORE INCOME TAXES	20,822,805	6,785,847
Income taxes:
Current	6,741,811	2,366,378
Deferred	407,588	(45,658)

	7,149,399	2,320,720

NET EARNINGS	$13,673,406	$4,465,127

Weighted average number of common shares outstanding:
Basic	6,799,444	6,733,942
Diluted	6,799,444	6,782,023
Net earnings per share:
Basic	$2.01	$.66
Diluted	$2.01	$.66

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional
	Common	Paid-In	Treasury	Retained
	Stock	Capital	Stock	Earnings

BALANCE AT MARCH 31, 2007	$7,887,824	$28,887,517	$(5,475,964)	$10,810,621
Net earnings	—	—	—	4,465,127
Exercise of stock options	87,336	116,157	—	—
Cash dividends ($0.27)	—	—	—	(1,821,877)

BALANCE AT MARCH 31, 2008	7,975,160	29,003,674	(5,475,964)	13,453,871

Net earnings	—	—	—	13,673,406
Cash dividends ($0.37)	—	—	—	(2,515,795)

BALANCE AT MARCH 31, 2009	$7,975,160	$29,003,674	$(5,475,964)	$24,611,482

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2009	2008
OPERATING ACTIVITIES
Net earnings	$13,673,406	$4,465,127
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,762,976	1,138,418
Deferred taxes	407,588	(45,658)
Change in post-retirement benefits other than pensions	65,579	56,558
Disposal of fixed assets	—	1,096
Changes in operating assets and liabilities:
Accounts receivable	11,750,761	519,553
Inventories	10,497,626	3,372,496
Prepaid federal income taxes	(1,299,796)	—
Other assets	36,814	21,618
Accounts payable and accrued expenses	(10,837,105)	(8,376,202)
Contribution to profit sharing plan	(219,500)	3,500
Employee compensation and related expenses	(304,679)	10,127
Income taxes payable	(70,069)	23,327

Net cash provided by operating activities	25,463,601	1,189,960
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,001,591)	(4,439,051)
Increase in cash value of officers’ life insurance	(55,999)	(52,201)

Net cash used in investing activities	(2,057,590)	(4,491,252)
FINANCING ACTIVITIES
Cash dividends paid	(2,515,794)	(2,018,872)
Proceeds from borrowings of long-term debt	—	10,762,084
Principal payments on long-term debt	(6,654,029)	(4,040,521)
Stock awards and options exercised	—	203,493

Net cash (used in) provided by financing activities	(9,169,823)	$4,906,184

Increase in cash and cash equivalents	14,236,188	1,604,892
Cash and cash equivalents at beginning of year	2,643,922	1,039,030

Cash and cash equivalents at end of year	$16,880,110	$2,643,922

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:  The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

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

CASH AND CASH EQUIVALENTS:  Cash and cash equivalents is composed of cash and money fund investments pursuant to a bank sweep arrangement.

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2009 and March 31, 2008, replacement cost exceeded LIFO cost by approximately $5,300,000 and $7,000,000, respectively. In fiscal 2009, LIFO inventories were partially liquidated. Since the replacement cost and liquidation cost of material were approximately equal, no significant gain or loss from this liquidation was recorded in fiscal 2009. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. During the four months ended March 31, 2009, average selling prices for finished tubular products declined significantly. As a result, the Company recorded an adjustment of approximately $4,160,000 to reduce the inventory value of finished tubular goods to reflect the lower of cost or market valuation at March 31, 2009. This adjustment had the effect of increasing costs of products sold and reducing earnings before taxes by approximately $4,160,000. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2009	2008

Prime coil inventory	$6,504,540	$8,121,728
Non-standard coil inventory	141,097	918,334
Tubular raw material	1,783,130	7,444,805
Tubular finished goods	10,973,934	13,415,460

	$19,402,701	29,900,327

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, PLANT AND EQUIPMENT:  Property, plant and equipment are stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 years

In August 2008, the Company began operations at the new coil facility in Decatur, Alabama. Construction-in-progress at March 31, 2008, was reclassified to buildings, yard improvements and machinery and equipment during fiscal 2009.

Interest costs related to construction projects were not capitalized as part of the cost of fixed assets for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairments were necessary at March 31, 2009 or 2008.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid interest of approximately $34,000 in 2009 and $79,000 in 2008. The Company paid income taxes, net of refunds, of $7,997,724 in 2009 and $2,584,731 in 2008.

INCOME TAXES:  The Company accounts for income taxes under the liability method, whereby the Company recognizes, on a current and long-term basis, deferred tax assets and liabilities which represent differences between the financial and income tax reporting bases of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidences, the likelihood that the deferred tax assets will be recovered from future taxable income.

USE OF ESTIMATES:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS:  Since the Company’s financial instruments are considered short term in nature, their carrying values approximate fair value.

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

STOCK-BASED COMPENSATION:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted the Prospective Method of SFAS 123(R) effective April 1, 2006. With the Prospective Method costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the effective date of SFAS 123(R) that remain unvested on the effective date. With the adoption of the Prospective Method on April 1, 2006, there was no impact on the financial statements as all of the options were vested as of April 1, 2006.

There were no options granted in fiscal 2009 and 2008.

ECONOMIC RELATIONSHIP:  U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 30% and 17% of total Company sales in fiscal 2009 and 2008, respectively. Loss of USS as a customer could have a material adverse effect on the Company’s business. Other than USS, no customer accounted for 10% of total sales in the two years ended March 31, 2009, except Trinity Industries, Inc., a coil product customer, which accounted for approximately 11% of total sales in fiscal 2008.

In February 2009, USS idled its plant in Lone Star, Texas, due to weak market conditions. USS indicated that this idling is temporary. Since February 2009, the Company has received few orders from USS and a significantly reduced supply of pipe and coils from USS. The Company expects these conditions will continue until market conditions improve.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States, and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 was effective for the Company beginning the first quarter of fiscal year 2009. For certain types of financial instruments, SFAS No. 157 required a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance of retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 were applied prospectively beginning in the first quarter of fiscal year 2009. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements in fiscal 2009.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. We adopted this Interpretation effective April 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

2.  STOCK OPTIONS AND CAPITAL STOCK

Under the Company’s 1989 and 1996 Stock Option Plans, options were granted to certain officers and key employees to purchase common stock of the Company. Pursuant to the terms of the plans, no further options may be granted. All options have ten-year terms and become fully exercisable at the end of six

FRIEDMAN INDUSTRIES, INCORPORATED

2.  STOCK OPTIONS AND CAPITAL STOCK (Continued)

months of continued employment. The following is a summary of activity relative to options outstanding during the years ended March 31:

	2009		2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	—	—	88,836	$2.33
Granted	—	—	—	—
Exercised	—	—	(87,336)	$2.33
Canceled	—	—	(1,500)	$2.33

Outstanding at end of year	—	—	—	—

Exercisable at end of year	—	—	—	—
Weighted average fair value of options granted during the year	—	—	—	—

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations, and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into common stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2009 and March 31, 2008.

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

Effective May 18, 2007, the Company renewed a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expires April 1, 2010, the Company may borrow up to $10 million at the bank’s prime rate or at 1.5% over LIBOR. The revolving facility requires that the Company maintain a tangible net worth as adjusted of $36,628,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. At March 31, 2009, the Company maintained a tangible net worth of $56,114,000, a working capital ratio of 13 to 1 and a debt to equity ratio of .07 to 1. No collateral is required pursuant to the revolving facility. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility at an average interest rate of approximately 4.4%. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were paid in full in April 2008 and May 2008. There were no amounts outstanding under the revolving facility at March 31, 2009. The Company does not pay a commitment fee relative to this facility.

The Company is obligated under noncancelable operating leases for its Longview, Texas and Houston, Texas office buildings, which expire April 30, 2013 and August 31, 2009, respectively. The following is a schedule of future minimum annual rental payments required under these operating leases as of March 31, 2009:

2010	$37,084
2011	30,084
2012	30,084
2013	30,084
2014	2,507

Total	$129,843

Rental expenses for leased properties were $46,649 and $44,064 during fiscal 2009 and 2008, respectively.

FRIEDMAN INDUSTRIES, INCORPORATED

4.  EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2009	2008

Basic
Net earnings	$13,673,406	$4,465,127

Weighted average common shares	6,799,444	6,733,942

Dilutive
Net earnings	$13,673,406	4,465,127

Weighted average common shares	6,799,444	6,733,942
Common share equivalents:
Options	—	48,081

Total common share equivalents	—	48,081

Weighted average common shares and common share equivalents	6,799,444	6,782,023

5.  INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2009	2008

Federal
Current	$6,015,135	$2,140,327
Deferred	407,588	(45,658)

	6,422,723	2,094,669
State
Current	726,676	226,051

	726,676	226,051

Total	$7,149,399	$2,320,720

The U.S. federal statutory income tax is reconciled to the effective rate as follows:

	Year Ended March 31
	2009	2008

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(2.0)	(2.0)
State and local income tax rates net of federal income tax benefit	2.3	2.2

Provision for income taxes	34.3%	34.2%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2006 through March 31, 2008. State and local returns may subject to examination for fiscal years ended March 31, 2006 through March 31, 2008.

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES (Continued)

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2009	2008

Deferred tax liabilities:
Depreciation	$(1,623,343)	$(1,125,365)

Total deferred tax liabilities	(1,623,343)	(1,125,365)
Deferred tax assets:
Inventory capitalization	98,679	85,715
LIFO Inventory	885,296	834,314
Postretirement benefits other than pensions	209,212	186,915
Other	66,292	62,145

Total deferred tax assets	1,259,479	1,169,089

Net deferred tax (liability) asset	$(363,864)	$43,724

6.  PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon 6 years of service.

The retirement portion of the Plan covers substantially all employees, including officers. Company contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $223,000 for the year ended March 31, 2009, and $255,000 for the year ended March 31, 2008. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $56,000 and $44,000 for the years ended March 31, 2009 and 2008, respectively.

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

	Year Ended March 31
	2009	2008

NET SALES:
Coil	$73,243,704	$83,088,686
Tubular	135,536,046	95,696,424

TOTAL NET SALES	$208,779,750	$178,785,110

OPERATING PROFIT:
Coil	$482,938	$2,782,079
Tubular	23,118,512	6,284,240

TOTAL OPERATING PROFIT	23,601,450	9,066,319
General corporate expenses	(2,900,112)	(2,391,873)
Interest expense	(23,310)	(89,964)
Interest and other income	144,777	201,365

TOTAL EARNINGS BEFORE INCOME TAXES	$20,822,805	$6,785,847

IDENTIFIABLE ASSETS:
Coil	$22,791,442	$29,469,277
Tubular	18,702,930	34,040,679

	41,494,372	63,509,956
General corporate assets	18,965,692	3,448,436

TOTAL ASSETS	$60,460,064	$66,958,392

DEPRECIATION:
Coil	$1,103,046	$573,629
Tubular	628,966	533,825
Corporate and other	30,964	30,964

	$1,762,976	$1,138,418

CAPITAL EXPENDITURES:
Coil	$1,639,585	$3,862,434
Tubular	362,006	576,617

	$2,001,591	$4,439,051

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and cash equivalents, prepaid federal income taxes and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

FRIEDMAN INDUSTRIES, INCORPORATED

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2009 and 2008:

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009

Net sales	$59,598,697	$71,074,139	$56,182,665	$21,924,249
Gross profit	8,064,743	10,146,346	8,407,343	111,276
Net earnings (loss)	3,975,660	5,444,435	4,554,165	(300,854)
Basic	.58	.80	.67	(.04)
Diluted	.58	.80	.67	(.04)

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008

Net sales	$50,530,510	$41,154,571	$38,062,240	$49,037,789
Gross profit	3,769,618	2,432,362	1,969,812	3,333,575
Net earnings	1,552,451	920,886	660,207	1,331,583
Basic	.23	.14	.10	.20
Diluted	.23	.14	.10	.20

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2009. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/  Hein & Associates LLP

Houston, Texas
June 26, 2009

FRIEDMAN INDUSTRIES, INCORPORATED

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2009, our internal control over financial reporting is effective based on that criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
RESULTS OF OPERATIONS

Year ended March 31, 2009 compared to March 31, 2008

During the year ended March 31, 2009, sales, costs of goods sold and gross profit increased $29,994,640, $14,770,299 and $15,224,341, respectively, from the comparable amounts recorded during the year ended March 31, 2008. The increase in sales was related primarily to an increase in average selling prices. The average per ton selling price increased from approximately $629 per ton in fiscal 2008 to approximately $924 per ton in fiscal 2009. Total tons shipped declined from approximately 284,000 tons in fiscal 2008 to 226,000 tons in fiscal 2009. The increase in costs of goods sold was primarily related to an increase in the average per ton cost of goods which increased from approximately $588 per ton in fiscal 2008 to $806 per ton in fiscal 2009. The increase in gross profit in the 2009 period was related to substantially improved margins earned on pipe sales. Gross profit as a percentage of sales increased from approximately 6.4% in fiscal 2008 to 12.8% in fiscal 2009. During most of fiscal 2009, the Company experienced strong demand for its pipe products and margins improved significantly. In addition, the Company benefited from lower cost tubular inventories sold at substantially improved selling prices.

Coil product segment sales decreased $9,844,982 during fiscal 2009. An increase in the average per ton selling price was more than offset by a reduction in tons sold. The average per ton selling price increased from approximately $654 per ton in fiscal 2008 to $915 per ton in fiscal 2009. However, tons sold declined from approximately 127,000 tons in fiscal 2008 to approximately 80,000 tons in fiscal 2009. In fiscal 2009, the coil segment of the Company recorded an operating profit of approximately $483,000 compared to an operating profit of approximately $2,782,000 in fiscal 2008. Coil products are used primarily in durable goods and demand for such products was depressed in fiscal 2009. In addition, the Company incurred a significant increase in cost of coil products during fiscal 2009. Average per ton cost increased from approximately $621 per ton in fiscal 2008 to $886 per ton in fiscal 2009. The Company was unable to pass all of this increased cost to its customers in fiscal 2009. The Company believes that market conditions for coil products will remain soft until the U.S. economy improves and generates improved demand for durable goods.

In August 2008, the Company began operating its new coil facility located in Decatur, Alabama. This operation produced an operating loss of approximately $1,020,000 during fiscal 2009. The Company expects that this facility will continue to produce a loss until demand for coil products improves.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. NSC continues to supply the Company with steel coils in amounts that are adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales increased $39,839,622 during fiscal 2009. This increase primarily resulted from an increase in average selling prices. The average selling price per ton increased from approximately $609 per ton in fiscal 2008 to $930 per ton in fiscal 2009. The Company sold approximately 157,000 tons of pipe in fiscal 2008 compared to approximately 146,000 tons in fiscal 2009. Tubular product segment operating profits as a percentage of segment sales improved from 6.6% in fiscal 2008 to 17.1% in fiscal 2009. The Company experienced strong market conditions for its pipe products during most of fiscal 2009 and margins improved significantly. In addition, the Company benefited from lower cost tubular inventories sold at substantially improved selling prices during fiscal 2009.

In the four months ended March 31, 2009, the Company experienced a significant decline in average selling prices for finished tubular products. As a result, the Company experienced a “lower of cost or market” issue regarding the value of finished tubular products inventories. Accordingly, the Company recorded an adjustment of approximately $4,160,000 to reduce the inventory value of finished tubular

FRIEDMAN INDUSTRIES, INCORPORATED

products in fiscal 2009. This adjustment had the effect of increasing the cost of tubular products sold and reducing earnings before income taxes by $4,160,000 in fiscal 2009. The Company believes that the decline in average selling prices is related to a lack of demand for tubular products due to a weak U.S. economy.

In recent years, U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation, has been the Company’s primary supplier of tubular products and coil material used in pipe manufacturing and is a major customer of finished tubular products. Certain finished tubular products are used in the energy business and are manufactured by the Company and sold to USS. Beginning in December 2008, USS reduced orders for these finished tubular products. Also, in February 2009, USS announced that it was temporarily idling its plant in Lone Star, Texas, due to weak market conditions. Since February 2009, the Company has received few orders from USS and a significantly reduced supply of pipe and coil material from USS. The Company believes that reduced orders for finished tubular products will continue until the U.S. economy recovers and generates improved demand for these products. Loss of USS as a supplier or customer could have an adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

The recently-depressed market conditions during the downturn of the U.S. economy along with the significant decrease in orders from USS and the reduction in the supply of pipe and coil material from USS have had an adverse effect on the Company’s tubular business. As a result, the Company downsized its TTP division to a level more commensurate with operations.

During fiscal 2009, general, selling and administrative costs increased $1,197,449 from the amount recorded during fiscal 2008. This increase was related primarily to increases in commissions and bonuses associated with the increase in earnings.

Income taxes increased $4,828,679 from the comparable amount recorded during fiscal 2008. This increase was primarily related to the increase in earnings before taxes. Effective tax rates were 34.3% and 34.2% in fiscal 2009 and 2008, respectively.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2009. Current ratios were 12.7 and 3.3 at March 31, 2009 and March 31, 2008, respectively. Working capital was $39,320,364 at March 31, 2009 and $34,638,228 at March 31, 2008.

During the year ended March 31, 2009, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts primarily occurred in the ordinary course of business. Cash increased primarily as a result of an increase in net earnings and decreases in accounts receivable and inventories. Accounts receivable declined due to a substantial decrease in sales in March 2009. Management reduced inventories to a level more commensurate with sales which had the effect of reducing accounts payable. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

During the year ended March 31, 2009, the Company purchased approximately $2,000,000 in fixed assets. These assets were related primarily to buildings and equipment associated with the new coil operation located in Decatur, Alabama, which began operations in August 2008. The Decatur processing facility operates a steel temper mill and a cut-to-length line, including a leveling line. The Company invested approximately $11,500,000 in fixed assets at the Decatur facility.

The Company has a credit arrangement with a bank which provides for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expires April 1, 2010, the Company may borrow up to $10 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The revolving facility requires that the Company maintain a tangible net worth as adjusted of $36,628,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. At March 31, 2009, the Company maintained a tangible net worth of $56,114,000, a working capital ratio of 13 to 1 and a debt to equity ratio of .07 to 1. No collateral is required pursuant to the revolving facility. The Company uses the

FRIEDMAN INDUSTRIES, INCORPORATED

revolving facility to support cash flows and borrows and repays funds as working capital is required. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were subsequently paid in full in April 2008 and May 2008. There were no amounts outstanding under the revolving facility at March 31, 2009.

Historically, the Company has renewed the revolving facility approximately one year before its expiration date. As a result of the current lending environment, the Company may not be able to amend or extend the revolving facility or enter into a new credit arrangement on terms as favorable to the Company as the current revolving facility. As a result, the Company has chosen not to renew its revolving facility at the present time.

The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

Notwithstanding the current market conditions, the Company believes that its current cash position along with cash flows from operations and borrowing capability due to its strong balance sheet are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2009, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One such accounting policy which requires significant estimates and judgments is the valuation of LIFO inventories in the Company’s quarterly reporting. The Company’s quarterly valuation of inventory requires estimates of the year end quantities, which is inherently difficult. Historically, these estimates have been materially correct.

During the four months ended March 31, 2009, average selling prices for finished tubular products declined significantly. Management believes that March 2009 average selling prices for finished tubular goods were indicative of current market conditions and served as a basis for reducing the inventory value of finished tubular products at March 31, 2009. Accordingly, the Company recorded an adjustment of approximately $4,160,000 to reduce the inventory value of finished tubular products to reflect the lower of cost or market valuation at March 31, 2009. This adjustment had the effect of increasing cost of products sold and reducing earnings before taxes by approximately $4,160,000.

FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors, including but not limited to, changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general, and the Company’s success in executing its internal operating plans, including any proposed expansion plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2009	2008	2007		2006	2005	2004	2003	2002	2001	2000

Net sales	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583	$120,267,809
Net earnings	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582	$2,506,801
Current assets	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329	$36,945,378
Current liabilities	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802	$8,377,279
Working capital	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527	$28,568,099
Total assets	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512	$45,106,790
Stockholders’ equity	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150	$28,622,951
Net earnings as a percent of
Net sales	6.5	2.5	3.5		3.5	3.3	2.2	1.3	1.0	2.4	2.1
Stockholders’ equity	24.4	9.9	16.7		17.4	17.7	7.7	4.6	3.1	9.6	8.8
Weighted average number of common shares outstanding: Basic(2)	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839	7,547,624
Per share
Net earnings per share:
Basic	$2,01	$0.66	$1.05	(1)	$0.91	$0.84	$0.33	$0.19	$0.12	$0.39	$0.33
Stockholders’ equity(2)	$8.25	$6.68	$6.30		$5.25	$4.77	$4.36	$4.13	$4.03	$4.01	$3.79
Cash dividends per common share	$0.37	$0.27	$0.34		$0.32	$0.29	$0.10	$0.09	$0.11	$0.16	$0.18
Stock dividend declared	—	—	—		—	—	—	—	—	—	5%

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.

(2)	Adjusted for stock dividends.