Form 10-K, Exhibit 13
period 2010-03-31
FRIEDMAN INDUSTRIES INC
filed 2010-06-28
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2010

FRIEDMAN
INDUSTRIES,
INCORPORATED

2010
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2010	2009

Net sales	$65,132,170	$208,779,750
Net earnings	$652,024	$13,673,406
Net earnings per share (Basic)	$0.10	$2.01
Cash dividends per share	$0.06	$0.37
Stockholders’ equity	$56,358,410	$56,114,352
Working capital	$41,126,841	$39,320,364

TO OUR SHAREHOLDERS:

The Company, and the economy in general, experienced a very difficult year. Despite this downturn, the Company managed a profit for the fiscal year.

Through this difficult period, the Company continued to upgrade and improve its operations. The Company ended the fiscal year in a sound financial position going forward.

We regret to report the death of Jack Friedman, Chairman of the Board and Chief Executive Officer from 1972 until his retirement in 2006 and a director of the Company since 1965. Mr. Friedman died on April 4, 2010, at the age of 88. Mr. Friedman had been associated with the Company since 1939. Those who knew him appreciated his honesty, integrity and good judgment. He will be greatly missed.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. (central time) on Thursday, September 2, 2010, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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
Partner, PozmantierWilliams Insurance
Consultants, LLC
(insurance and risk management consultants)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Ben Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 160 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 140 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. In recent years, the Company has also purchased a substantial portion of its annual supply of pipe and coil material used in pipe production from USS.

In February 2009, USS announced that it was temporarily idling its plant at Lone Star, Texas, due to weak market conditions. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of pipe and coil material from USS. Since February 2010, the Company has received modest increases in orders from USS. Also, the Company has received modest increases in the supply of tubular products and in coil material for pipe production from USS. The Company believes that reduced orders for finished tubular products will continue until the U.S. economy recovers and generates improved demand for these products. The Company can make no assurances as to the amounts of tubular products that will be purchased by USS in the future and the amounts of pipe and coil material that will be available from USS in the future. Loss of USS as a customer and as a source of supply for TTP could have a material adverse effect on the Company’s business.

The recently-depressed market conditions during the downturn of the U.S. economy along with the significant decrease in orders from USS and the reduction in the supply of pipe and coil material from USS have had an adverse effect on the Company’s tubular business. As a result, in February 2009, the Company downsized its TTP division to a level more commensurate with operations.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2010		Fiscal 2009
	High	Low	High	Low

First Quarter	$6.95	$4.47	$8.10	$4.86
Second Quarter	6.67	5.00	10.32	6.45
Third Quarter	6.22	4.21	7.29	4.25
Fourth Quarter	6.10	5.43	9.90	3.82

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2010	Fiscal 2009

First Quarter	$.03	$.08
Second Quarter	.01	.12
Third Quarter	.01	.12
Fourth Quarter	.01	.05

The Company’s Common Stock is traded principally on the American Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 21, 2010 was 320.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$19,812,881	$16,880,110
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 and $27,276 at March 31, 2010 and 2009, respectively	8,686,151	4,991,239
Inventories	20,122,296	19,402,701
Prepaid income taxes	—	1,299,796
Other	81,791	99,531

TOTAL CURRENT ASSETS	48,703,119	42,673,377
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,000,839	7,000,839
Machinery and equipment	29,374,766	29,080,476
Less accumulated depreciation	(21,963,333)	(20,152,959)

	15,494,603	17,010,687
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	834,000	776,000

TOTAL ASSETS	$65,031,722	$60,460,064

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2010	2009
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$6,912,741	$2,662,209
Dividends payable	67,994	339,972
Current portion of long-term debt	13,507	54,028
Income taxes payable	94,563	—
Contribution to profit sharing plan	44,000	40,000
Employee compensation and related expenses	443,473	256,804

TOTAL CURRENT LIABILITIES	7,576,278	3,353,013
LONG-TERM DEBT, less current portion	—	13,507
DEFERRED INCOME TAXES	414,403	363,864
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	682,631	615,328
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2010 and 2009, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2010 and 2009, respectively)	(5,475,964)	(5,475,964)
Retained earnings	24,855,540	24,611,482

TOTAL STOCKHOLDERS’ EQUITY	56,358,410	56,114,352

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$65,031,722	$60,460,064

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2010	2009

Net sales	$65,132,170	$208,779,750
Costs and expenses:
Cost of products sold	60,206,969	182,050,042
Selling, general and administrative	3,840,619	6,028,370
Interest expense	—	23,310

	64,047,588	188,101,722

	1,084,582	20,678,028
Interest and other income	86,490	144,777

EARNINGS BEFORE INCOME TAXES	1,171,072	20,822,805
Income taxes:
Current	468,509	6,741,811
Deferred	50,539	407,588

	519,048	7,149,399

NET EARNINGS	$652,024	$13,673,406

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$0.10	$2.01
Diluted	$0.10	$2.01

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional
	Common	Paid-In	Treasury	Retained
	Stock	Capital	Stock	Earnings

BALANCE AT MARCH 31, 2008	$7,975,160	$29,003,674	$(5,475,964)	$13,453,871
Net earnings	—	—	—	13,673,406
Cash dividends ($0.37)	—	—	—	(2,515,795)

BALANCE AT MARCH 31, 2009	7,975,160	29,003,674	(5,475,964)	24,611,482
Net earnings	—	—	—	652,024
Cash dividends ($0.06)	—	—	—	(407,966)

BALANCE AT MARCH 31, 2010	$7,975,160	$29,003,674	$(5,475,964)	$24,855,540

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2010	2009
OPERATING ACTIVITIES
Net earnings	$652,024	$13,673,406
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,890,375	1,762,976
Deferred taxes	50,539	407,588
Change in post-retirement benefits other than pensions	67,303	65,579
Changes in operating assets and liabilities:
Accounts receivable, net	(3,694,912)	11,750,761
Inventories	(719,595)	10,497,626
Prepaid income taxes	1,299,796	(1,299,796)
Other	17,740	36,814
Accounts payable and accrued expenses	4,250,532	(10,837,105)
Contribution to profit sharing plan	4,000	(219,500)
Employee compensation and related expenses	186,669	(304,679)
Income taxes payable	94,563	(70,069)

Net cash provided by operating activities	4,099,034	25,463,601
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(374,291)	(2,001,591)
Increase in cash value of officers’ life insurance	(58,000)	(55,999)

Net cash used in investing activities	(432,291)	(2,057,590)
FINANCING ACTIVITIES
Cash dividends paid	(679,944)	(2,515,794)
Principal payments on long-term debt	(54,028)	(6,654,029)

Net cash used in financing activities	(733,972)	(9,169,823)

Increase in cash and cash equivalents	2,932,771	14,236,188
Cash and cash equivalents at beginning of year	16,880,110	2,643,922

Cash and cash equivalents at end of year	$19,812,881	$16,880,110

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

CASH AND CASH EQUIVALENTS:  Cash and cash equivalents is composed of cash and, prior to its discontinuance in September 2009, money fund investments pursuant to a bank sweep arrangement.

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2010 and March 31, 2009, replacement cost exceeded LIFO cost by approximately $7,430,000 and $5,300,000, respectively. In fiscal 2010 and 2009, LIFO inventories were partially liquidated. Since the replacement costs and liquidation costs of material associated with these liquidations were approximately equal in both years, no meaningful gain or loss resulted from these partial liquidations. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. During the four months ended March 31, 2009, average selling prices for finished tubular products declined significantly. As a result, the Company recorded an adjustment of approximately $4,160,000 to reduce the inventory value of finished tubular goods to reflect the lower of cost or market valuation at March 31, 2009. This adjustment had the effect of increasing costs of products sold and reducing earnings before taxes by approximately $4,160,000. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2010	2009

Prime coil inventory	$4,643,951	$6,504,540
Non-standard coil inventory	504,351	141,097
Tubular raw material	3,698,531	1,783,130
Tubular finished goods	11,275,463	10,973,934

	20,122,296	$19,402,701

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, PLANT AND EQUIPMENT:  Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 to 10 years

In August 2008, the Company began operations at the new coil facility in Decatur, Alabama. Construction-in-progress at March 31, 2008, was reclassified to buildings, yard improvements and machinery and equipment during fiscal 2009.

Interest costs related to construction projects were not capitalized as part of the cost of fixed assets for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairments were necessary at March 31, 2010 or 2009.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid no interest in 2010 and approximately $34,000 in 2009. In 2010, the Company received tax refunds in excess of taxes paid of approximately $909,000. The Company paid income taxes, net of refunds, of approximately $7,998,000 in 2009.

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

FINANCIAL INSTRUMENTS:  Since the Company’s financial instruments are considered short-term in nature, their carrying values approximate fair value.

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

ECONOMIC RELATIONSHIP:  U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. In February 2009, USS idled its plant in Lone Star, Texas, due to weak market conditions. USS indicated that this idling was temporary. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of materials from USS. Since February 2010, the Company has received modest increases in sales to and materials received from USS. Total sales to USS were approximately 4%

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and 30% of total Company sales in fiscal 2010 and 2009, respectively. Loss of USS as a customer could have a material adverse effect on the Company’s business. Other than USS, no customer accounted for 10% of total sales in the two years ended March 31, 2010.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) that codifies generally accepted accounting principles in the United States (“GAAP”). Although ASC did not change GAAP, it did change the way the Company references authoritative literature. Effective July 1, 2009, the Company adopted ASC.

In September 2006, the FASB issued ASC TOPIC 820 (“ASC 820”), “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. ASC 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The standard does not expand the use of fair value in any new circumstances. ASC 820 was effective for the Company beginning the first quarter of fiscal year 2009. For certain types of financial instruments, ASC 820 required a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance of retained earnings in the fiscal year of adoption. All other provisions of ASC 820 were applied prospectively beginning in the first quarter of fiscal year 2009. The adoption of ASC 820 did not have a material impact on our consolidated financial statements in fiscal 2009.

In June 2006, the FASB issued ASC TOPIC 740 (“ASC 740”), “Income Taxes”. ASC 740 provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. We adopted ASC 740 effective April 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

ASC Topic 855, “Subsequent Events” (“ASC 855”) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted ASC 855 during the quarter ended June 30, 2009, and its application had no impact on the Company’s consolidated condensed financial statements. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was June 25, 2010.

2.  STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2010 and 2009, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations, and restrictions of each series, except that

FRIEDMAN INDUSTRIES, INCORPORATED

2.  STOCK OPTIONS AND CAPITAL STOCK (Continued)

any series must provide for cumulative dividends and must be convertible into common stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2010 and March 31, 2009.

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

Effective May 18, 2007, the Company renewed a credit arrangement with a bank which provided for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expired April 1, 2010, the Company could borrow up to $10 million at the bank’s prime rate or at 1.5% over LIBOR. The revolving facility required that the Company maintain a tangible net worth as adjusted of $36,724,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. At March 31, 2010, the Company maintained a tangible net worth of approximately $56,358,000, a working capital ratio of approximately 6 to 1 and a debt to equity ratio of approximately .15 to 1. No collateral was required pursuant to the revolving facility. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility at an average interest rate of approximately 4.4%. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were paid in full in April 2008 and May 2008. There were no amounts outstanding under the revolving facility at March 31, 2009 or 2010. The Company did not pay a commitment fee relative to this facility.

Historically, the revolving facility was renewed approximately one year before its expiration date. As a result of the current lending environment and the Company’s strong cash position, the Company chose not to renew the revolving facility in fiscal 2010.

The Company is obligated under noncancelable operating leases for its Longview, Texas and Houston, Texas office buildings, which expire April 30, 2013 and August 31, 2010, respectively. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2010:

2011	$37,084
2012	30,084
2013	30,084
2014	2,507
2015	—

Total	$99,759

Rental expenses for leased properties were approximately $47,000 during fiscal 2010 and 2009, respectively.

4.  EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2010	2009

Basic
Net earnings	$652,024	$13,673,406

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$652,024	$13,673,406

Weighted average common shares and common share equivalents	6,799,444	6,799,444

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2010	2009

Federal
Current	$536,886	$6,015,135
Deferred	50,539	407,588

	587,425	6,422,723
State
Current	(68,377)	726,676

	(68,377)	726,676

Total	$519,048	$7,149,399

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2010	2009

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(2.0)	(2.0)
State and local income tax rates net of federal income tax benefit	1.3	2.3
True up of income taxes on prior year filings	11.0	—

Provision for income taxes	44.3%	34.3%

In fiscal 2010, the effective tax rate of 44.3% was unusually high due primarily to true up adjustments on prior year filings that were applied to substantially reduced earnings before income taxes in fiscal 2010.

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2007 through March 31, 2009. State and local returns may be subject to examination for fiscal years ended March 31, 2007 through March 31, 2009.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2010	2009

Deferred tax liabilities:
Depreciation	$(1,654,379)	$(1,623,343)

Total deferred tax liabilities	(1,654,379)	(1,623,343)
Deferred tax assets:
Inventory capitalization	172,438	98,679
LIFO Inventory	783,611	885,296
Postretirement benefits other than pensions	232,095	209,212
Other	51,832	66,292

Total deferred tax assets	1,239,976	1,259,479

Net deferred tax liability	$(414,403)	$(363,864)

FRIEDMAN INDUSTRIES, INCORPORATED

6.  PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon 6 years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $160,000 for the year ended March 31, 2010, and $223,000 for the year ended March 31, 2009. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $26,000 and $56,000 for the years ended March 31, 2010 and 2009, respectively.

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

	Year Ended March 31
	2010	2009

NET SALES:
Coil	$36,359,462	$73,243,704
Tubular	28,772,708	135,536,046

TOTAL NET SALES	$65,132,170	$208,779,750

OPERATING PROFIT (LOSS):
Coil	$(841,082)	$482,938
Tubular	3,728,236	23,118,512

TOTAL OPERATING PROFIT	2,887,154	23,601,450
General corporate expenses	(1,802,572)	(2,900,112)
Interest expense	—	(23,310)
Interest and other income	86,490	144,777

TOTAL EARNINGS BEFORE INCOME TAXES	$1,171,072	$20,822,805

IDENTIFIABLE ASSETS:
Coil	$20,376,579	$22,791,442
Tubular	24,005,953	18,702,930

	44,382,532	41,494,372
General corporate assets	20,649,190	18,965,692

TOTAL ASSETS	$65,031,722	$60,460,064

FRIEDMAN INDUSTRIES, INCORPORATED

7.  INDUSTRY SEGMENT DATA (Continued)

	Year Ended March 31
	2010	2009

DEPRECIATION:
Coil	$1,239,764	$1,103,046
Tubular	643,135	628,966
Corporate and other	7,476	30,964

	$1,890,375	$1,762,976

CAPITAL EXPENDITURES:
Coil	$188,002	$1,639,585
Tubular	186,289	362,006

	$374,291	$2,001,591

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

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2010 and 2009:

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2010

Net sales	$12,246,219	$16,086,330	$13,470,721	$23,328,900
Gross profit	587,580	625,958	866,022	2,845,641
Net earnings (loss)	(162,748)	(206,247)	(41,239)	1,062,258
Basic	(.02)	(.03)	(.01)	.16
Diluted	(.02)	(.03)	(.01)	.16

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009

Net sales	$59,598,697	$71,074,139	$56,182,665	$21,924,249
Gross profit	8,064,743	10,146,346	8,407,343	111,276
Net earnings (loss)	3,975,660	5,444,435	4,554,165	(300,854)
Basic	.58	.80	.67	(.04)
Diluted	.58	.80	.67	(.04)

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2010. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/  Hein & Associates LLP

Houston, Texas
June 25, 2010

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2010, our internal control over financial reporting is effective based on that criteria.

This annual report does not include an attestation report of our registered, independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2010 compared to year ended March 31, 2009

During the year ended March 31, 2010, sales, costs of goods sold and gross profit decreased $143,647,580, $121,843,073 and $21,804,507, respectively, from the comparable amounts recorded during the year ended March 31, 2009. The decrease in sales was related to substantial decreases in tons sold and average selling prices. Tons sold declined from approximately 226,000 tons in fiscal 2009 to approximately 107,000 tons in fiscal 2010. The average per ton selling price decreased from approximately $924 per ton in fiscal 2009 to $606 per ton in fiscal 2010. The decrease in costs of goods sold was related primarily to the decline in tons sold and in average per ton cost which declined from approximately $806 per ton in fiscal 2009 to $560 in fiscal 2010. Gross profit was adversely affected by the decrease in tons sold and a substantial reduction in margins. Gross profit as a percentage of sales decreased from approximately 12.8% in fiscal 2009 to approximately 7.6% in fiscal 2010. During fiscal 2009, the Company experienced strong market conditions for its tubular products and recorded one of the most profitable years in Company history. During fiscal 2010, the Company’s operations continued to be adversely affected by extremely soft market conditions for durable goods and energy related products resulting from the significant downturn in the U.S. economy.

Coil product segment sales decreased approximately $36,884,000 in fiscal 2010. This decrease resulted from decreases in tons sold and average selling prices. Tons sold declined from approximately 80,000 tons in fiscal 2009 to approximately 63,000 tons in fiscal 2010. The average per ton selling price declined from approximately $915 per ton in fiscal 2009 to $580 in fiscal 2010. The Company experienced a coil operating profit (0.7% of segment sales) in fiscal 2009 compared to a coil operating loss (2.3% of segment sales) in fiscal 2010. Market conditions for coil products and services are related generally to durable goods. Market conditions for coil products were soft in both fiscal 2009 and 2010. The Company believes that market conditions for coil products will remain soft until the U.S. economy improves and generates improved demand for durable goods.

In August 2008, the Company began operating a new coil facility in Decatur, Alabama. This operation produced operating losses of approximately $1,614,000 and $1,022,000 in fiscal 2010 and 2009, respectively. The Company expects that this facility will continue to produce a loss until demand for coil products improves.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2010, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased approximately $106,763,000 in fiscal 2010. This decrease primarily resulted from a decrease in tons sold which declined from approximately 146,000 tons in fiscal 2009 to approximately 45,000 tons sold in fiscal 2010. The average per ton selling price of tubular products decreased from approximately $930 per ton in fiscal 2009 to $642 per ton in fiscal 2010. Tubular product segment operating profits as a percentage of segment sales were approximately 17.1% and 13.0% in fiscal 2009 and 2010, respectively. During much of fiscal 2009, market conditions for tubular products were strong and the Company recorded one of the most profitable years in Company history. In contrast, extremely soft market conditions were experienced in fiscal 2010. The Company believes that market conditions will remain soft until the U.S. economy recovers and generates improved demand for tubular products.

In recent years, U.S. Steel Tubular Products Inc. (“USS”), an affiliate of United States Steel Corporation, has been the Company’s primary supplier of tubular products and coil material used in

FRIEDMAN INDUSTRIES, INCORPORATED

pipe manufacturing and has been a major customer of finished tubular products. Certain finished tubular products are used in the energy business and are manufactured by the Company and sold to USS. Beginning in December 2008, USS reduced orders for these finished tubular products. Also, in February 2009, USS announced that it was temporarily idling its plant in Lone Star, Texas, due to weak market conditions. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of pipe and coil material from USS. Since February 2010, the Company has received modest increases in orders from USS. Also, the Company has received modest increases in the supply of tubular products and in coil material for pipe production from USS. The Company believes that reduced orders for finished tubular products will continue until the U.S. economy recovers and generates improved demand for these products. Loss of USS as a supplier or customer could have an adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

The recently-depressed market conditions during the downturn of the U.S. economy, along with the significant decrease in orders from USS and the reduction in the supply of pipe and coil material from USS, have had an adverse effect on the Company’s tubular business. As a result, the Company downsized its tubular division in February 2009 to a level more commensurate with operations.

During fiscal 2010, general, selling and administrative costs decreased $2,187,751 from the amount recorded in fiscal 2009. This decrease was related primarily to reductions in bonuses and commissions associated with reduced earnings and volume.

Interest and other income declined $58,287 in fiscal 2010. This decrease was related primarily to a significant reduction in interest paid on invested cash positions in fiscal 2010.

Income taxes declined $6,630,351 from the amount recorded in fiscal 2009. This decrease was related primarily to the decline in earnings before income taxes. Effective tax rates were 44.3% in fiscal 2010 compared to 34.3% in fiscal 2009. The effective rate for fiscal 2010 was unusually high due to true up adjustments on prior year filings that were applied to substantially reduced earnings before income taxes in fiscal 2010.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2010. Current ratios were 6.4 and 12.7 at March 31, 2010 and March 31, 2009, respectively. Working capital was $41,126,841 at March 31, 2010 and $39,320,364 at March 31, 2009.

During the year ended March 31, 2010, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts primarily occurred in the ordinary course of business. Cash increased primarily as a result of tax refunds and depreciation. Increases in accounts payable and accounts receivable were related primarily to increased business activity in March 2010. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company had a credit arrangement with a bank which provided for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility, which expired April 1, 2010, the Company could borrow up to $10 million at an interest rate of the bank’s prime rate or 1.5% over LIBOR. The revolving facility required that the Company maintain a tangible net worth as adjusted of $36,724,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. At March 31, 2010, the Company maintained a tangible net worth of approximately $56,358,000, a working capital ratio of approximately 6 to 1 and a debt to equity ratio of approximately .15 to 1. No collateral was required pursuant to the revolving facility. The Company used the revolving facility to support cash flows and borrowed and repaid funds as working capital was required. At March 31, 2008, the Company owed $6,600,000 pursuant to the revolving facility. Proceeds of these loans were used to support cash flows related primarily to accounts payable. The loans were subsequently paid in full in April 2008 and May 2008. There were no amounts outstanding under the revolving facility at March 31, 2010.

Historically, the Company renewed the revolving facility approximately one year before its expiration date. As a result of the current lending environment and the Company’s strong cash position, the Company

FRIEDMAN INDUSTRIES, INCORPORATED

chose not to renew its revolving facility in fiscal 2010. The Company may in the future seek to reinstate a similar credit facility although it currently has no plans to do so.

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

INFLATION

During fiscal 2010 and 2009, the Company believes that the general level of inflation had little effect on its operations.

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

FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results and trends in the future may differ materially depending on a variety of factors, including but not limited to, changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general and the Company’s success in executing its internal operating plans, including any proposed expansion plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2010	2009	2008	2007		2006	2005	2004	2003	2002	2001

Net sales	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956	$120,395,583
Net earnings	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039	$2,927,582
Current assets	$48,703,119	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988	$40,231,329
Current liabilities	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106	$12,271,802
Working capital	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882	$27,959,527
Total assets	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455	$48,010,512
Stockholders’ equity	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351	$30,378,150
Net earnings as a percent of
Net sales	1.0	6.5	2.5	3.5		3.5	3.3	2.2	1.3	1.0	2.4
Stockholders’ equity	1.2	24.4	9.9	16.7		17.4	17.7	7.7	4.6	3.1	9.6
Weighted average number of common shares outstanding: Basic	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239	7,571,239	7,568,839
Per share
Net earnings per share:
Basic	$0.10	$2,01	$0.66	$1.05	(1)	$0.91	$0.84	$0.33	$0.19	$0.12	$0.39
Stockholders’ equity	$8.29	$8.25	$6.68	$6.30		$5.25	$4.77	$4.36	$4.13	$4.03	$4.01
Cash dividends per common share	$0.06	$0.37	$0.27	$0.34		$0.32	$0.29	$0.10	$0.09	$0.11	$0.16

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.