Form 10-K, Exhibit 13
period 2011-03-31
FRIEDMAN INDUSTRIES INC
filed 2011-06-27
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL
REPORT TO SHAREHOLDERS FOR
THE FISCAL YEAR ENDED MARCH 31, 2011

FRIEDMAN
INDUSTRIES,
INCORPORATED

2011
ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2011	2010

Net sales	$131,709,492	$65,132,170
Net earnings	$8,155,637	$652,024
Net earnings per share (Basic)	$1.20	$0.10
Cash dividends per share	$0.84	$0.06
Stockholders’ equity	$58,802,514	$56,358,410
Working capital	$45,094,969	$41,126,841

TO OUR SHAREHOLDERS:

Due primarily to strong demand for tubular products associated with the energy sector of the U.S. economy, the Company experienced excellent earnings in fiscal 2011. The Company earned $8,155,637 ($1.20 per share diluted) on sales of $131,709,492.

The steel industry, as a whole, is very cyclical. Currently, the Company is experiencing volatility in the market for its products and services. As always, management is focused on balancing operational requirements with changing market conditions.

Harold Friedman resigned as a Director of the Company and as Chairman of the Board of Directors in October 2010. Harold had been associated with the Company for more than 60 years. He was a leading force in taking the Company public in 1972. Through the years, he served as Chairman of the Board, President and Chief Operating Officer as well as many other executive positions. Harold’s honesty, integrity, leadership and good judgment have had a strong influence on the Company and its associates.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11 a.m. (central time) on Thursday, September 1, 2011, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Houston, Texas.

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

Dale Ray
Vice President

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

Joe L. Williams
Partner, PozmantierWilliams Insurance
Consultants, LLC
(insurance and risk management consultants)
Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Ben Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 21147, Houston, Texas 77226.

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

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 150 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. In recent years, the Company has also purchased a substantial portion of its annual supply of pipe and coil material used in pipe production from USS.

In February 2009, USS announced that it was temporarily idling its plant in Lone Star, Texas, due to weak market conditions. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of pipe and coil material from USS. During this period, USS reopened its Lone Star facility and since February 2010, the Company has received from USS an increase in orders for finished tubular products and an increase in supply of tubular products and coil material used in the production of pipe. Loss of USS as a supplier or customer could have an adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

The downturn of the U.S. economy along with the significant decrease in orders from USS and the reduction in the supply of pipe and coil material from USS had an adverse effect on the Company’s tubular business in fiscal 2010. From February 2009 until February 2010, the Company downsized its TTP division to a level more commensurate with operations. Since February 2010, the Company increased the level of operations of TTP to support an increase in production requirements.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2011		Fiscal 2010
	High	Low	High	Low

First Quarter	$6.39	$5.13	$6.95	$4.47
Second Quarter	6.90	5.24	6.67	5.00
Third Quarter	8.94	6.50	6.22	4.21
Fourth Quarter	10.45	7.82	6.10	5.43

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2011	Fiscal 2010

First Quarter	$.04	$.03
Second Quarter	.08	.01
Third Quarter	.11	.01
Special	.50	—
Fourth Quarter	.11	.01

The Company’s Common Stock is traded principally on the NYSE-Amex Stock Exchange (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 13, 2011 was 310.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$7,210,290	$19,812,881
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 at March 31, 2011 and 2010, respectively	12,594,954	8,686,151
Inventories	34,679,270	20,122,296
Other	77,830	81,791

TOTAL CURRENT ASSETS	54,562,344	48,703,119
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,014,180	7,000,839
Machinery and equipment	29,876,767	29,374,766
Less accumulated depreciation	(23,841,491)	(21,963,333)

	14,131,787	15,494,603
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	890,000	834,000

TOTAL ASSETS	$69,584,131	$65,031,722

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2011	2010
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$7,338,762	$6,912,741
Dividends payable	747,939	67,994
Current portion of long-term debt	—	13,507
Income taxes payable	350,961	94,563
Contribution to profit sharing plan	50,000	44,000
Employee compensation and related expenses	979,713	443,473

TOTAL CURRENT LIABILITIES	9,467,375	7,576,278
DEFERRED INCOME TAXES	536,699	414,403
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	777,543	682,631
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2011 and 2010, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2011 and 2010, respectively)	(5,475,964)	(5,475,964)
Retained earnings	27,299,644	24,855,540

TOTAL STOCKHOLDERS’ EQUITY	58,802,514	56,358,410

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$69,584,131	$65,031,722

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2011	2010

Net sales	$131,709,492	$65,132,170
Costs and expenses:
Cost of products sold	114,401,307	60,206,969
Selling, general and administrative	5,251,610	3,840,619

	119,652,917	64,047,588

	12,056,575	1,084,582
Interest and other income	57,138	86,490

EARNINGS BEFORE INCOME TAXES	12,113,713	1,171,072
Income taxes:
Current	3,835,780	468,509
Deferred	122,296	50,539

	3,958,076	519,048

NET EARNINGS	$8,155,637	$652,024

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$1.20	$0.10
Diluted	$1.20	$0.10

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		Additional
	Common	Paid-In	Treasury	Retained
	Stock	Capital	Stock	Earnings

BALANCE AT MARCH 31, 2009	$7,975,160	$29,003,674	$(5,475,964)	$24,611,482
Net earnings	—	—	—	652,024
Cash dividends ($0.06)	—	—	—	(407,966)

BALANCE AT MARCH 31, 2010	7,975,160	29,003,674	(5,475,964)	24,855,540
Net earnings	—	—	—	8,155,637
Cash dividends ($0.84)	—	—	—	(5,711,533)

BALANCE AT MARCH 31, 2011	$7,975,160	$29,003,674	$(5,475,964)	$27,299,644

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2011	2010
OPERATING ACTIVITIES
Net earnings	$8,155,637	$652,024
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,878,158	1,890,375
Deferred taxes	122,296	50,539
Change in post-retirement benefits other than pensions	94,912	67,303
Changes in operating assets and liabilities:
Accounts receivable, net	(3,908,803)	(3,694,912)
Inventories	(14,556,974)	(719,595)
Prepaid income taxes	—	1,299,796
Other	3,961	17,740
Accounts payable and accrued expenses	426,021	4,250,532
Contribution to profit sharing plan	6,000	4,000
Employee compensation and related expenses	536,240	186,669
Income taxes payable	256,398	94,563

Net cash provided (used) by operating activities	(6,986,154)	4,099,034
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(515,342)	(374,291)
Increase in cash value of officers’ life insurance	(56,000)	(58,000)

Net cash used in investing activities	(571,342)	(432,291)
FINANCING ACTIVITIES
Cash dividends paid	(5,031,588)	(679,944)
Principal payments on long-term debt	(13,507)	(54,028)

Net cash used in financing activities	(5,045,095)	(733,972)

Increase (decrease) in cash and cash equivalents	(12,602,591)	2,932,771
Cash and cash equivalents at beginning of year	19,812,881	16,880,110

Cash and cash equivalents at end of year	$7,210,290	$19,812,881

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

INVENTORIES:  Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2011 and March 31, 2010, replacement cost exceeded LIFO cost by approximately $10,860,000 and $7,430,000, respectively. In fiscal 2010, LIFO inventories were partially liquidated. Since the replacement costs and liquidation costs of material associated with this liquidation were approximately equal in the year, no meaningful gain or loss resulted from this partial liquidation. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2011	2010

Prime coil inventory	$7,239,465	$4,643,951
Non-standard coil inventory	1,722,224	504,351
Tubular raw material	6,086,291	3,698,531
Tubular finished goods	19,631,290	11,275,463

	$34,679,270	20,122,296

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

Interest costs related to construction projects were not capitalized as part of the cost of fixed assets for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairments were necessary at March 31, 2011 or 2010.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:  Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:  The Company paid no interest in 2011 and 2010. The Company paid income taxes of approximately $3,738,000 in 2011. In 2010, the Company received tax refunds in excess of taxes paid of approximately $909,000. In fiscal 2011 and 2010, noncash financing activity consisted of accrued dividends of $5,711,533 and $407,966, respectively.

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

ECONOMIC RELATIONSHIP:  U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. In February 2009, USS idled its plant in Lone Star, Texas, due to weak market conditions. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of materials from USS. During this period, USS reopened its Lone Star facility, and since February 2010, the Company has received from USS an increase in orders for finished tubular products and an increase in supply of tubular products and coil material used in the production of pipe. Total sales to USS were approximately 20% and 4% of total Company sales in fiscal 2011 and 2010, respectively. Loss of USS as a customer could have a material

FRIEDMAN INDUSTRIES, INCORPORATED

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adverse effect on the Company’s business. Other than USS, no customer accounted for 10% of total sales in the two years ended March 31, 2011.

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

ASC Topic 855, “Subsequent Events” (“ASC 855”) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted ASC 855 during the quarter ended June 30, 2009, and its application had no impact on the Company’s consolidated condensed financial statements. The Company evaluated subsequent events through the date of filing Form 10-K for fiscal 2011.

2.  STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2011 and 2010, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations, and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into common stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2011 and March 31, 2010.

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES

Effective May 18, 2007, the Company renewed a credit arrangement with a bank which provided for a revolving line of credit facility (the “revolving facility”). Pursuant to the revolving facility which expired April 1, 2010, the Company could borrow up to $10 million at the bank’s prime rate or at 1.5% over LIBOR. The revolving facility required that the Company maintain a tangible net worth as adjusted of $36,724,000, maintain a working capital ratio of 2 to 1 and maintain a debt to equity ratio of 1.1 to 1. At March 31, 2010, the Company maintained a tangible net worth of approximately $56,358,000, a working capital ratio of approximately 6 to 1 and a debt to equity ratio of approximately .15 to 1. No collateral was required pursuant to the revolving facility. There were no amounts outstanding under the revolving facility at March 31, 2010. The Company did not pay a commitment fee relative to the revolving facility.

Historically, the revolving facility was renewed approximately one year before its expiration date. As a result of the current lending environment and the Company’s strong cash position, the Company chose not to renew the revolving facility in fiscal 2010.

The Company is obligated under noncancelable operating leases for its Longview, Texas and Houston, Texas office buildings, which expire April 30, 2013 and August 31, 2011, respectively. The

FRIEDMAN INDUSTRIES, INCORPORATED

3.  LONG-TERM DEBT AND COMMITMENTS AND CONTINGENCIES (Continued)

following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2011:

2012	$37,084
2013	30,084
2014	2,507
2015	—
2016	—

Total	$69,675

Rental expenses for leased properties were approximately $47,000 during fiscal 2011 and 2010, respectively.

4.  EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2011	2010

Basic
Net earnings	$8,155,637	$652,024

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$8,155,637	$652,024

Weighted average common shares and common share equivalents	6,799,444	6,799,444

5.  INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2011	2010

Federal
Current	$3,531,397	$536,886
Deferred	122,296	50,539

	3,653,693	587,425
State
Current	304,383	(68,377)

	304,383	(68,377)

Total	$3,958,076	$519,048

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES (Continued)

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2011	2010

Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(3.0)	(2.0)
State and local income tax rates net of federal income tax benefit	1.7	1.3
True-up of income taxes on prior year filings	—	11.0

Provision for income taxes	32.7%	44.3%

In fiscal 2010, the effective tax rate of 44.3% was unusually high due primarily to true-up adjustments on prior year filings that were applied to substantially reduced earnings before income taxes in fiscal 2010.

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2008 through March 31, 2010. State and local returns may be subject to examination for fiscal years ended March 31, 2008 through March 31, 2010.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2011	2010

Deferred tax liabilities:
Depreciation	$(1,812,570)	$(1,654,379)

Total deferred tax liabilities	(1,812,570)	(1,654,379)
Deferred tax assets:
Inventory capitalization	169,092	172,438
LIFO Inventory	783,645	783,611
Postretirement benefits other than pensions	264,365	232,095
Other	58,769	51,832

Total deferred tax assets	1,275,871	1,239,976

Net deferred tax liability	$(536,699)	$(414,403)

6.  PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon 6 years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 2011, and $160,000 for the year ended March 31, 2010. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

FRIEDMAN INDUSTRIES, INCORPORATED

6.  PROFIT SHARING PLAN (Continued)

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $49,000 and $26,000 for the years ended March 31, 2011 and 2010, respectively.

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

	Year Ended March 31
	2011	2010

NET SALES:
Coil	$62,030,202	$36,359,462
Tubular	69,679,290	28,772,708

TOTAL NET SALES	$131,709,492	$65,132,170

OPERATING PROFIT (LOSS):
Coil	$1,368,244	$(841,082)
Tubular	13,391,903	3,728,236

TOTAL OPERATING PROFIT	14,760,147	2,887,154
General corporate expenses	(2,703,572)	(1,802,572)
Interest and other income	57,138	86,490

TOTAL EARNINGS BEFORE INCOME TAXES	$12,113,713	$1,171,072

IDENTIFIABLE ASSETS:
Coil	$25,150,156	$20,376,579
Tubular	36,333,623	24,005,953

	61,483,779	44,382,532
General corporate assets	8,100,352	20,649,190

TOTAL ASSETS	$69,584,131	$65,031,722

DEPRECIATION:
Coil	$1,210,800	$1,239,764
Tubular	665,110	643,135
Corporate and other	2,248	7,476

	$1,878,158	$1,890,375

CAPITAL EXPENDITURES:
Coil	$24,591	$188,002
Tubular	490,751	186,289

	$515,342	$374,291

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist

FRIEDMAN INDUSTRIES, INCORPORATED

7.  INDUSTRY SEGMENT DATA (Continued)

primarily of cash and cash equivalents and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

8.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2011 and 2010:

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2010	2010	2010	2011

Net sales	$29,222,232	$29,353,262	$31,135,887	$41,998,111
Gross profit	3,437,938	3,887,713	3,770,753	6,211,781
Net earnings (loss)	1,435,137	1,784,431	1,733,494	3,202,575
Basic(1)	.21	.26	.25	.47
Diluted(1)	.21	.26	.25	.47

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2010

Net sales	$12,246,219	$16,086,330	$13,470,721	$23,328,900
Gross profit	587,580	625,958	866,022	2,845,641
Net earnings (loss)	(162,748)	(206,247)	(41,239)	1,062,258
Basic	(.02)	(.03)	(.01)	.16
Diluted	(.02)	(.03)	(.01)	.16

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts were computed independently for each quarter.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Friedman Industries, Incorporated
Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2011. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/  Hein & Associates LLP

Houston, Texas
June 27, 2011

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2011, our internal control over financial reporting is effective based on that criteria.

This annual report does not include an attestation report of our registered, independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2011 compared to year ended March 31, 2010

During the year ended March 31, 2011, sales, costs of goods sold and gross profit increased $66,577,322, $54,194,338 and $12,382,984, respectively, from the comparable amounts recorded during the year ended March 31, 2010. The increase in sales was related primarily to a substantial increase in tons sold which increased from approximately 107,000 tons in fiscal 2010 to approximately 175,000 tons in fiscal 2011. Also, the average per ton selling price increased from approximately $606 per ton in fiscal 2010 to $751 per ton in fiscal 2011. The increase in costs of goods sold was related primarily to the increase in tons sold and an increase in average per ton cost which increased from approximately $560 per ton in fiscal 2010 to $652 in fiscal 2011. Gross profit benefited from the sales increase as well as a significant increase in gross margins. Gross profit as a percentage of sales increased from approximately 7.6% in fiscal 2010 to approximately 13.1% in fiscal 2011. During fiscal 2010, the Company experienced a significant economic downturn in the U.S. economy and the Company’s operations were adversely affected by extremely soft market conditions for durable goods and energy related products. In fiscal 2011, the Company experienced improved market conditions for its tubular products but market demand for coil products remained somewhat soft. Accordingly, the improvement in results of operations during fiscal 2011 was related primarily to the tubular product segment of the Company.

Coil product segment sales increased approximately $25,670,740 during fiscal 2011. This increase resulted primarily from an increase in tons sold and a significant increase in the average selling price. Coil tons sold increased from approximately 63,000 tons in fiscal 2010 to approximately 85,000 tons in fiscal 2011 and the average per ton selling price increased from approximately $580 per ton in fiscal 2010 to $732 per ton in fiscal 2011. Operating profit as percentage of coil product sales increased from a loss of approximately 2.3% in fiscal 2010 to a profit of 2.2% in fiscal 2011. Margins earned on sales of coil products were adversely impacted in both fiscal 2010 and 2011 by soft demand. Management believes that market conditions for coil products will not improve until the U.S. economy improves and generates significant improvement in the demand for durable goods.

In August 2008, the Company began operating its coil facility in Decatur, Alabama. This operation produced an operating loss of approximately $890,000 and $1,614,000 in fiscal 2011 and 2010, respectively. The Company expects that this facility will continue to produce a loss until demand for coil products improves.

The Decatur facility was struck by a tornado in April 2011. The Company expects that its insurance coverage will cover the resulting damages and income loss and that net costs associated with the tornado will be insignificant.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2011, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales increased approximately $40,906,582 during fiscal 2011. This increase primarily resulted from an increase in tons sold which increased from approximately 45,000 tons in fiscal 2010 to approximately 91,000 tons sold in fiscal 2011. The average per ton selling price of tubular products increased from approximately $642 per ton in fiscal 2010 to $768 per ton in fiscal 2011. Tubular product segment operating profits as a percentage of segment sales were approximately 13.0% and 19.2% in fiscal 2010 and 2011, respectively. Our tubular product segment experienced extremely soft market conditions during much of fiscal 2010 as compared to stronger market conditions in fiscal 2011.

FRIEDMAN INDUSTRIES, INCORPORATED

Also, since February 2010, the Company has received an increase in orders for finished tubular products from U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation.

In recent years, USS has been the Company’s primary supplier of tubular products and coil material used in pipe manufacturing and has been a major customer of finished tubular products. Certain finished tubular products used in the energy business are manufactured by the Company and sold to USS. Beginning in December 2008, USS reduced orders for these finished tubular products. Also, in February 2009, USS announced that it was temporarily idling its plant in Lone Star, Texas, due to weak market conditions. From February 2009 until February 2010, the Company received few orders from USS and a significantly reduced supply of pipe and coil material from USS. During this period, USS reopened its Lone Star facility and since February 2010, the Company has received from USS an increase in orders for finished tubular products and an increase in supply of tubular products and coil material used in the production of pipe. Loss of USS as a supplier or customer could have an adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

From February 2009 until February 2010, the Company downsized its tubular division to a level more commensurate with operations. Since February 2010, the Company increased the level of operations of the tubular division to support an increase in production requirements.

During fiscal 2011, general, selling and administrative costs increased $1,410,991 from the amount recorded in fiscal 2010. This increase was related primarily to increases in bonuses and commissions associated with increased earnings and volume.

Income taxes increased $3,439,028 from the amount recorded fiscal 2010. This increase was related primarily to the increase in earnings before taxes. Effective tax rates were 32.7% and 44.3% in fiscal 2011 and 2010, respectively. The effective rate for fiscal 2010 was unusually high due to true-up adjustments on prior year filings that were applied to substantially reduced earnings before income taxes in fiscal 2010.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2011. Current ratios were 5.8 and 6.4 at March 31, 2011 and March 31, 2010, respectively. Working capital was $45,094,969 at March 31, 2011 and $41,126,841 at March 31, 2010.

During the year ended March 31, 2011, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts primarily occurred in the ordinary course of business. Cash decreased primarily as a result of increases in inventories and accounts receivable associated with a general increase in business. In addition, the Company paid to its shareholders a special cash dividend of $0.50 per share in December 2010. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

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

Historically, the Company renewed the revolving facility approximately one year before its expiration date. As a result of the current lending environment and the Company’s strong cash position, the Company chose not to renew its revolving facility in fiscal 2010. The Company may in the future seek to reinstate a similar credit facility although it currently has no plans to do so.

FRIEDMAN INDUSTRIES, INCORPORATED

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

INFLATION

During fiscal 2011 and 2010, the Company believes that the general level of inflation had little effect on its operations.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2011	2010	2009	2008	2007		2006	2005	2004	2003	2002

Net sales	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738	$97,817,956
Net earnings	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017	$940,039
Current assets	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500	$35,806,988
Current liabilities	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388	$10,797,106
Working capital	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112	$25,009,882
Total assets	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926	$43,986,455
Stockholders’ equity	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751	$30,491,351
Net earnings as a percent of
Net sales	6.2	1.0	6.5	2.5	3.5		3.5	3.3	2.2	1.3	1.0
Stockholders’ equity	13.9	1.2	24.4	9.9	16.7		17.4	17.7	7.7	4.6	3.1
Weighted average number of common shares outstanding: Basic	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239	7,571,239
Per share
Net earnings per share:
Basic	$1.20	$0.10	$2,01	$0.66	$1.05	(1)	$0.91	$0.84	$0.33	$0.19	$0.12
Stockholders’ equity	$8.65	$8.29	$8.25	$6.68	$6.30		$5.25	$4.77	$4.36	$4.13	$4.03
Cash dividends per common share	$0.84	$0.06	$0.37	$0.27	$0.34		$0.32	$0.29	$0.10	$0.09	$0.11

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.