Form 10-K, Exhibit 13
period 2012-03-31
FRIEDMAN INDUSTRIES INC
filed 2012-06-19
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2012

FRIEDMAN

INDUSTRIES,

INCORPORATED

2012

ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2012	2011
Net sales	$161,521,993	$131,709,492
Net earnings	$8,150,464	$8,155,637
Net earnings per share (Basic)	$1.20	$1.20
Cash dividends per share	$0.52	$0.84
Stockholders’ equity	$63,417,268	$58,802,514
Working capital	$51,154,503	$45,094,969

TO OUR SHAREHOLDERS:

The energy sector of the U.S. economy remained strong in fiscal 2012. Due primarily to strong demand for tubular products, the Company once again experienced excellent earnings. The Company earned $8,150,464 ($1.20 per share diluted) on sales of $161,521,993 in fiscal 2012 compared to earnings of $8,155,637 ($1.20 per share diluted) on sales of $131,709,492 in fiscal 2011.

The Company regrets to report the death of Hershel M. Rich, a director of the Company since 1979. Mr. Rich died on February 17, 2012 at the age of 86 years. Mr. Rich was an ardent advocate for our shareholders and will be greatly missed.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (Central Time) on Thursday, August 30, 2012, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, 51st Floor, Houston, Texas.

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

Steve Teeter

Vice President — Hickman Division

Charles W. Hall

Assistant Secretary

COMPANY OFFICES AND WEB SITE

    CORPORATE OFFICE

    P.O. Box 62388

    Houston, Texas 77205

    713-672-9433

    SALES OFFICE — COIL PRODUCTS

    1121 Judson Road

    Longview, Texas 75606

    903-758-3431

    SALES OFFICE — TUBULAR PRODUCTS

    P.O. Box 0388

    Lone Star, Texas 75668

    903-639-2511

    WEB SITE

    www.friedmanindustries.com

COUNSEL

Fulbright & Jaworski L.L.P.

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010

AUDITORS

Hein & Associates LLP

500 Dallas Street, Suite 2500

Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

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

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC

(insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2012 as filed with the Securities and Exchange Commission. Written requests should be addressed to: Ben Harper, Senior Vice President, Friedman Industries, Incorporated, P.O. Box 62388, Houston, Texas 77205.

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

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 190 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 160 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. In recent years, the Company has also purchased a substantial portion of its annual supply of pipe and coil material used in pipe production from USS.

Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2012		Fiscal 2011
	High	Low	High	Low
First Quarter	$11.76	$9.10	$6.39	$5.13
Second Quarter	12.95	8.00	6.90	5.24
Third Quarter	11.45	7.80	8.94	6.50
Fourth Quarter	12.60	10.13	10.45	7.82

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2012	Fiscal 2011
First Quarter	$.13	$.04
Second Quarter	.13	.08
Third Quarter	.13	.11
Special	—	.50
Fourth Quarter	.13	.11

The Company’s Common Stock is traded principally on the NYSE-MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 11, 2012 was 310.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2012	2011
CURRENT ASSETS:
Cash	$11,881,548	$7,210,290
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 at March 31, 2012 and 2011, respectively	16,284,377	12,594,954
Inventories	36,753,680	34,679,270
Other	88,286	77,830

TOTAL CURRENT ASSETS	65,007,891	54,562,344
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,014,180	7,014,180
Machinery and equipment	29,839,104	29,876,767
Less accumulated depreciation	(25,324,113)	(23,841,491)

	12,611,502	14,131,787
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	951,000	890,000

TOTAL ASSETS	$78,570,393	$69,584,131

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2012	2011
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$12,091,154	$7,338,762
Dividends payable	883,928	747,939
Income taxes payable	98,464	350,961
Contribution to profit sharing plan	52,500	50,000
Employee compensation and related expenses	727,342	979,713

TOTAL CURRENT LIABILITIES	13,853,388	9,467,375
DEFERRED INCOME TAXES	445,999	536,699
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	853,738	777,543
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2012 and 2011, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2012 and 2011, respectively)	(5,475,964)	(5,475,964)
Retained earnings	31,914,398	27,299,644

TOTAL STOCKHOLDERS’ EQUITY	63,417,268	58,802,514

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$78,570,393	$69,584,131

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2012	2011
Net sales	$161,521,993	$131,709,492
Costs and expenses:
Cost of products sold	143,915,520	114,401,307
Selling, general and administrative	5,491,737	5,251,610

	149,407,257	119,652,917

	12,114,736	12,056,575
Interest and other income	91,824	57,138

EARNINGS BEFORE INCOME TAXES	12,206,560	12,113,713
Income taxes:
Current	4,146,796	3,835,780
Deferred	(90,700)	122,296

	4,056,096	3,958,076

NET EARNINGS	$8,150,464	$8,155,637

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$1.20	$1.20
Diluted	$1.20	$1.20

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2010	$7,975,160	$29,003,674	$(5,475,964)	$24,855,540
Net earnings	—	—	—	8,155,637
Cash dividends ($0.84)	—	—	—	(5,711,533)

BALANCE AT MARCH 31, 2011	7,975,160	29,003,674	(5,475,964)	27,299,644
Net earnings	—	—	—	8,150,464
Cash dividends ($0.52)	—	—	—	(3,535,710)

BALANCE AT MARCH 31, 2012	$7,975,160	$29,003,674	$(5,475,964)	$31,914,398

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2012	2011
OPERATING ACTIVITIES
Net earnings	$8,150,464	$8,155,637
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Depreciation	1,839,890	1,878,158
Deferred taxes	(90,700)	122,296
Change in post-retirement benefits other than pensions	76,195	94,912
Changes in operating assets and liabilities:
Accounts receivable, net	(3,689,423)	(3,908,803)
Inventories	(2,074,410)	(14,556,974)
Other	(10,456)	3,961
Accounts payable and accrued expenses	4,752,392	426,021
Contribution to profit sharing plan	2,500	6,000
Employee compensation and related expenses	(252,371)	536,240
Income taxes payable	(252,497)	256,398

Net cash provided (used) by operating activities	8,451,584	(6,986,154)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(321,403)	(515,342)
Proceeds from sales of assets	1,800	—
Increase in cash value of officers’ life insurance	(61,000)	(56,000)

Net cash used in investing activities	(380,603)	(571,342)
FINANCING ACTIVITIES
Cash dividends paid	(3,399,723)	(5,031,588)
Principal payments on long-term debt	—	(13,507)

Net cash used in financing activities	(3,399,723)	(5,045,095)

Increase (decrease) in cash	4,671,258	(12,602,591)
Cash at beginning of year	7,210,290	19,812,881

Cash at end of year	$11,881,548	$7,210,290

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

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2012 and March 31, 2011, replacement cost exceeded LIFO cost by approximately $8,880,000 and $10,860,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2012	2011
Prime coil inventory	$8,562,607	$7,239,465
Non-standard coil inventory	1,853,445	1,722,224
Tubular raw material	6,859,871	6,086,291
Tubular finished goods	19,477,757	19,631,290

	$36,753,680	$34,679,270

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 to 10 years

Interest costs related to construction projects were not capitalized as part of the cost of fixed assets for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairments were necessary at March 31, 2012 or 2011.

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in 2012 or 2011. The Company paid income taxes of approximately $4,329,000 and $3,738,000 in fiscal 2012 and 2011, respectively. In fiscal 2012 and 2011, noncash financing activity consisted of accrued dividends of $3,535,710 and $5,711,533, respectively.

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

The Company has also analyzed tax positions taken on tax returns filed and does not believe that any are more likely than not to be overturned by the respective tax jurisdiction. Therefore, no liability for uncertain tax positions has been recognized.

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

ECONOMIC RELATIONSHIP:    U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 24% and 20% of total Company sales in fiscal 2012 and 2011, respectively. Loss of USS as a customer could have a material adverse effect on the Company’s business. Other than USS, no customer accounted for 10% or more of total sales in the two years ended March 31, 2012.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

There were no new accounting pronouncements that affected the financial statements and disclosures of the Company for the fiscal years ended March 31, 2012 or 2011.

2.   STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2012 and 2011, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

FRIEDMAN INDUSTRIES, INCORPORATED

 2.   STOCK OPTIONS AND CAPITAL STOCK (Continued)

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2012 or March 31, 2011.

3.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for its Longview, Texas and Humble, Texas office buildings, which expire April 30, 2013 and December 31, 2016, respectively. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2012:

2013	$67,920
2014	40,343
2015	37,836
2016	37,836
2017	28,377

Total	$212,312

Rental expenses for leased properties were approximately $44,500 and $47,000 during fiscal 2012 and 2011, respectively.

4.   EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2012	2011
Basic
Net earnings	$8,150,464	$8,155,637

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$8,150,464	$8,155,637

Weighted average common shares and common share equivalents	6,799,444	6,799,444

5.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2012	2011
Federal
Current	$3,752,504	$3,531,397
Deferred	(90,700)	122,296

	3,661,804	3,653,693
State
Current	394,292	304,383

	394,292	304,383

Total	$4,056,096	$3,958,076

FRIEDMAN INDUSTRIES, INCORPORATED

5.   INCOME TAXES (Continued)

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2012	2011
Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(3.0)	(3.0)
State and local income tax rates net of federal income tax benefit	2.2	1.7

Provision for income taxes	33.2%	32.7%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2009 through March 31, 2011. State and local returns may be subject to examination for fiscal years ended March 31, 2009 through March 31, 2011.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2012	2011
Deferred tax liabilities:
Depreciation	$(1,756,129)	$(1,812,570)

Total deferred tax liabilities	(1,756,129)	(1,812,570)
Deferred tax assets:
Inventory capitalization	173,990	169,092
LIFO Inventory	788,145	783,645
Postretirement benefits other than pensions	290,271	264,365
Other	57,724	58,769

Total deferred tax assets	1,310,130	1,275,871

Net deferred tax liability	$(445,999)	$(536,699)

6.   PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $208,500 for the year ended March 31, 2012, and $206,000 for the year ended March 31, 2011. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

FRIEDMAN INDUSTRIES, INCORPORATED

6.   PROFIT SHARING PLAN (Continued)

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $60,000 and $49,000 for the years ended March 31, 2012 and 2011, respectively.

7.   INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. The Company’s coil operations involve converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its tubular operations, the Company purchases, processes, manufactures and markets tubular products. The following is a summary of significant financial information relating to the product groups:

	Year Ended March 31
	2012	2011
NET SALES:
Coil	$69,198,001	$62,030,202
Tubular	92,323,992	69,679,290

TOTAL NET SALES	$161,521,993	$131,709,492

OPERATING PROFIT (LOSS):
Coil	$185,558	$1,368,244
Tubular	14,580,906	13,391,903

TOTAL OPERATING PROFIT	14,766,464	14,760,147
General corporate expenses	(2,651,728)	(2,703,572)
Interest and other income	91,824	57,138

TOTAL EARNINGS BEFORE INCOME TAXES	$12,206,560	$12,113,713

IDENTIFIABLE ASSETS:
Coil	$26,259,762	$25,150,156
Tubular	39,446,078	36,333,623

	65,705,840	61,483,779
General corporate assets	12,864,553	8,100,352

TOTAL ASSETS	$78,570,393	$69,584,131

DEPRECIATION:
Coil	$1,166,077	$1,210,800
Tubular	670,196	665,110
Corporate and other	3,617	2,248

	$1,839,890	$1,878,158

CAPITAL EXPENDITURES:
Coil	$249,710	$24,591
Tubular	36,133	490,751
Corporate and other	35,560	—

	$321,403	$515,342

FRIEDMAN INDUSTRIES, INCORPORATED

7.   INDUSTRY SEGMENT DATA (Continued)

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

8.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2012 and 2011:

	Quarter Ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Net sales	$38,935,456	$42,039,282	$36,987,260	$43,559,995
Gross profit	4,156,825	4,886,403	3,932,881	4,630,364
Net earnings	1,831,411	2,314,908	1,799,249	2,204,896
Basic(1)	.27	.34	.26	.32
Diluted(1)	.27	.34	.26	.32

	Quarter Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Net sales	$29,222,232	$29,353,262	$31,135,887	$41,998,111
Gross profit	3,437,938	3,887,713	3,770,753	6,211,781
Net earnings	1,435,137	1,784,431	1,733,494	3,202,575
Basic(1)	.21	.26	.25	.47
Diluted(1)	.21	.26	.25	.47

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported as per share amounts were computed independently for each quarter.

9.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of filing Form 10-K for fiscal 2012. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Friedman Industries, Incorporated

Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2012 and 2011, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2012. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/    HEIN & ASSOCIATES LLP

Houston, Texas

June 19, 2012

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2012, our internal control over financial reporting is effective based on that criteria.

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

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2012 compared to year ended March 31, 2011

During the year ended March 31, 2012, sales, costs of goods sold and gross profit increased $29,812,501, $29,514,213 and $298,288, respectively, from the comparable amounts recorded during the year ended March 31, 2011. The increase in sales was related primarily to an increase in tons sold which increased from approximately 175,000 tons in fiscal 2011 to approximately 197,000 tons in fiscal 2012. Also, the average per ton selling price increased from approximately $751 per ton in fiscal 2011 to $819 per ton in fiscal 2012. The increase in costs of goods sold was related primarily to the increase in tons sold and an increase in the average per ton cost which increased from approximately $652 per ton in fiscal 2011 to $730 in fiscal 2012. The increase in gross profit was related primarily to the increase in tons sold which was partially offset by a decrease in margins earned. Gross profit as a percentage of sales decreased from approximately 13.1% in fiscal 2011 to approximately 10.9% in fiscal 2012. In fiscal 2012, the cost of raw materials for both coil and tubular products increased and the Company was unable to pass all of the increased cost to its customers. In fiscal 2012, the Company experienced market conditions similar to fiscal 2011. Market conditions remained firm for the Company’s tubular products but market demand remained soft for coil products.

Coil product segment sales increased $7,167,799 during fiscal 2012. This increase resulted primarily from an increase in the average selling price. The average per ton selling price increased from approximately $732 per ton in fiscal 2011 to $807 per ton in fiscal 2012. Coil tons sold increased from approximately 85,000 tons in fiscal 2011 to approximately 86,000 tons in fiscal 2012. Operating profit as percentage of coil product sales decreased from approximately 2.2% in fiscal 2011 to 0.3% in fiscal 2012. Margins earned on sales of coil products were adversely impacted in both fiscal 2011 and 2012 by soft demand and increased raw material cost. Management believes that market conditions for coil products will not improve until the U.S. economy improves and generates significant improvement in the demand for durable goods.

In August 2008, the Company began operating its coil facility in Decatur, Alabama. This operation produced an operating loss of approximately $1,200,000 and $890,000 in fiscal 2012 and 2011, respectively. The Company expects that this facility will continue to produce a loss until demand for coil products improves.

The Decatur facility was struck by a tornado in April 2011. The Company received insurance proceeds covering the majority of its loss of income and property damage and the resulting net loss was insignificant.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2012, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales increased by $22,644,702 during fiscal 2012. This increase resulted from an increase in tons sold and an increase in the average selling price. Tons sold increased from approximately 91,000 tons in fiscal 2011 to approximately 111,500 tons in fiscal 2012. The average per ton selling price of tubular products increased from approximately $768 per ton in fiscal 2011 to $828 per ton in fiscal 2012. Tubular product segment operating profits as a percentage of segment sales were approximately 15.8% and 19.2% in fiscal 2012 and 2011, respectively. In fiscal 2012, market conditions for the Company’s tubular products remained firm.

FRIEDMAN INDUSTRIES, INCORPORATED

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

Income taxes increased $98,020 from the amount recorded in fiscal 2011. This increase was related primarily to the increase in earnings before taxes. Effective tax rates were 33.2% and 32.7% in fiscal 2012 and 2011, respectively.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2012. Current ratios were 4.7 and 5.8 at March 31, 2012 and March 31, 2011, respectively. Working capital was $51,154,503 at March 31, 2012 and $45,094,969 at March 31, 2011.

During the year ended March 31, 2012, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

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

INFLATION

During fiscal 2012 and 2011, the Company believes that the general level of inflation had little effect on its operations.

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

FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996, as amended) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results and trends in the future may differ materially depending on a variety of factors, including but not limited to, changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general and the Company’s success in executing its internal operating plans, including any proposed expansion plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2012	2011	2010	2009	2008	2007		2006	2005	2004	2003
Net sales	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567	$106,082,738
Net earnings	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991	$1,432,017
Current assets	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701	$34,769,500
Current liabilities	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763	$11,035,388
Working capital	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938	$23,734,112
Total assets	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123	$42,778,926
Stockholders’ equity	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604	$31,246,751
Net earnings as a percent of Net sales	5.0	6.2	1.0	6.5	2.5	3.5		3.5	3.3	2.2	1.3
Stockholders’ equity	12.9	13.9	1.2	24.4	9.9	16.7		17.4	17.7	7.7	4.6
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070	7,572,239
Per share
Net earnings per share:
Basic	$1.20	$1.20	$0.10	$2.01	$0.66	$1.05	(1)	$0.91	$0.84	$0.33	$0.19
Stockholders’ equity	$9.33	$8.65	$8.29	$8.25	$6.68	$6.30		$5.25	$4.77	$4.36	$4.13
Cash dividends per common share	$0.52	$0.84	$0.06	$0.37	$0.27	$0.34		$0.32	$0.29	$0.10	$0.09

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.