Form 10-K, Exhibit 13
period 2013-03-31
FRIEDMAN INDUSTRIES INC
filed 2013-06-13
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2013

FRIEDMAN

INDUSTRIES,

INCORPORATED

2013

ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2013	2012
Net sales	$136,448,786	$161,521,993
Net earnings	$6,135,812	$8,150,464
Net earnings per share (Basic)	$0.90	$1.20
Cash dividends per share	$0.97	$0.52
Stockholders’ equity	$62,957,619	$63,417,268
Working capital	$51,971,475	$51,154,503

TO OUR SHAREHOLDERS:

The Company once again experienced positive earnings in fiscal 2013. The Company earned $6,135,812 ($0.90 per share diluted) on sales of $136,448,786 in fiscal 2013 compared to earnings of $8,150,464 ($1.20 per share diluted) on sales of $161,521,993 in fiscal 2012. Earnings were primarily attributable to the Company’s tubular product segment, which benefited from the energy sector of the U.S. economy.

The steel industry, as a whole, is cyclical. Currently, the Company is experiencing volatility in the market for its products and services as a result of oversupply, foreign competition and the slow recovery of the U.S. economy. As always, management is focused on balancing operational requirements with changing market conditions.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (Central Time) on Thursday, August 29, 2013, in the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, 51st Floor, Houston, Texas.

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

Vice President — Decatur Facility

Dale Ray

Vice President

Robert Sparkman

Vice President of Sales — Coil Divisions

Steve Teeter

Vice President — Hickman Facility

Charles W. Hall

Assistant Secretary

COMPANY OFFICES AND WEB SITE

    CORPORATE OFFICE

    P.O. Box 62388

    Houston, Texas 77205

    713-672-9433

    SALES OFFICE — COIL PRODUCTS

    1121 Judson Road, Suite 124

    Longview, Texas 75601

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

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC

(insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2013 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Ben Harper, Senior Vice President — Finance, Friedman Industries, Incorporated, P.O. Box 62388, Houston, Texas 77205.

FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its coil processing facilities in Hickman, Arkansas (“Hickman”) and Decatur, Alabama (“Decatur”), the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company’s XSCP Division (“XSCP”) purchases and markets non-standard hot-rolled coils. In recent years, XSCP has increasingly marketed non-standard coils that have been processed into flat, finished sheet and plate. XSCP operates at both Hickman and Decatur, which provide personnel, warehousing, processing and distribution services to XSCP. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business. The Company also processes customer-owned coils on a fee basis. Revenues generated from processing customer-owned coils are not material to the Company’s results of operations and financial condition.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 150 customers located primarily in the midwestern, southwestern and southeastern sections of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 170 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. In recent years, the Company has also purchased a substantial portion of its annual supply of pipe and coil material used in pipe production from USS.

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

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2013		Fiscal 2012
	High	Low	High	Low
First Quarter	$11.93	$9.81	$11.76	$9.10
Second Quarter	10.64	8.95	12.95	8.00
Third Quarter	10.94	9.26	11.45	7.80
Fourth Quarter	11.98	9.67	12.60	10.13

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2013	Fiscal 2012
First Quarter	$.13	$.13
Second Quarter	.13	.13
Third Quarter	.13	.13
Special	.50	—
Fourth Quarter	.08	.13

The Company’s Common Stock is traded principally on the NYSE MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 17, 2013 was 300.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2013	2012
CURRENT ASSETS:
Cash	$15,923,294	$11,881,548
Accounts receivable, net of allowances for bad debts and cash discounts of $37,276 at March 31, 2013 and 2012, respectively	9,037,548	16,284,377
Inventories	39,219,168	36,753,680
Other	103,547	88,286

TOTAL CURRENT ASSETS	64,283,557	65,007,891
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,014,180	7,014,180
Machinery and equipment	30,293,590	29,839,104
Less accumulated depreciation	(27,111,529)	(25,324,113)

	11,278,572	12,611,502
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	1,013,000	951,000

TOTAL ASSETS	$76,575,129	$78,570,393

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2013	2012
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$11,181,804	$12,091,154
Dividends payable	543,956	883,928
Income taxes payable	—	98,464
Contribution to profit sharing plan	52,500	52,500
Employee compensation and related expenses	533,822	727,342

TOTAL CURRENT LIABILITIES	12,312,082	13,853,388
DEFERRED INCOME TAXES	362,279	445,999
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	943,149	853,738
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2013 and 2012, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2013 and 2012, respectively)	(5,475,964)	(5,475,964)
Retained earnings	31,454,749	31,914,398

TOTAL STOCKHOLDERS’ EQUITY	62,957,619	63,417,268

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$76,575,129	$78,570,393

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2013	2012
Net sales	$136,448,786	$161,521,993
Costs and expenses:
Cost of products sold	122,047,302	143,915,520
Selling, general and administrative	5,314,971	5,491,737

	127,362,273	149,407,257

	9,086,513	12,114,736
Interest and other income	58,764	91,824

EARNINGS BEFORE INCOME TAXES	9,145,277	12,206,560
Income taxes:
Current	3,093,185	4,146,796
Deferred	(83,720)	(90,700)

	3,009,465	4,056,096

NET EARNINGS	$6,135,812	$8,150,464

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$0.90	$1.20
Diluted	$0.90	$1.20

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2011	$7,975,160	$29,003,674	$(5,475,964)	$27,299,644
Net earnings	—	—	—	8,150,464
Cash dividends ($0.52)	—	—	—	(3,535,710)

BALANCE AT MARCH 31, 2012	7,975,160	29,003,674	(5,475,964)	31,914,398
Net earnings	—	—	—	6,135,812
Cash dividends ($0.97)	—	—	—	(6,595,461)

BALANCE AT MARCH 31, 2013	$7,975,160	$29,003,674	$(5,475,964)	$31,454,749

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2013	2012
OPERATING ACTIVITIES
Net earnings	$6,135,812	$8,150,464
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,790,041	1,839,890
Deferred taxes	(83,720)	(90,700)
Change in post-retirement benefits other than pensions	89,411	76,195
Changes in operating assets and liabilities:
Accounts receivable, net	7,246,829	(3,689,423)
Inventories	(2,465,488)	(2,074,410)
Other	(15,261)	(10,456)
Accounts payable and accrued expenses	(909,350)	4,752,392
Contribution to profit sharing plan	—	2,500
Employee compensation and related expenses	(193,520)	(252,371)
Income taxes payable	(98,464)	(252,497)

Net cash provided by operating activities	11,496,290	8,451,584
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(499,486)	(321,403)
Proceeds from sales of assets	42,375	1,800
Increase in cash value of officers’ life insurance	(62,000)	(61,000)

Net cash used in investing activities	(519,111)	(380,603)
FINANCING ACTIVITIES
Cash dividends paid	(6,935,433)	(3,399,723)

Net cash used in financing activities	(6,935,433)	(3,399,723)

Increase in cash	4,041,746	4,671,258
Cash at beginning of year	11,881,548	7,210,290

Cash at end of year	$15,923,294	$11,881,548

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

REVENUE RECOGNITION:    Revenue from sales of products is recognized at the time that title and the risks and rewards of ownership pass, which is on the date of shipment. This date is when the terms of customers’ arrangements are met, the sales price is fixed or determinable and collection is reasonably assured.

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

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of finished goods and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2013 and March 31, 2012, replacement cost exceeded LIFO cost by approximately $6,504,000 and $8,880,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2013	2012
Prime coil inventory	$10,981,835	$8,562,607
Non-standard coil inventory	3,741,718	1,853,445
Tubular raw material	3,308,419	6,859,871
Tubular finished goods	21,187,196	19,477,757

	$39,219,168	$36,753,680

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 to 10 years

Interest costs related to construction projects were not capitalized as part of the cost of fixed assets for the years presented. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairments were necessary at March 31, 2013 or 2012.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in fiscal 2013 or 2012. The Company paid income taxes of approximately $3,666,000 and $4,329,000 in fiscal 2013 and 2012, respectively. In fiscal 2013 and 2012, noncash financing activity consisted of accrued dividends of $543,956 and $883,928, respectively.

INCOME TAXES:    The Company accounts for income taxes under the liability method, whereby the Company recognizes, on a current and long-term basis, deferred tax assets and liabilities, which represent differences between the financial and income tax reporting bases of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidences, the likelihood that the deferred tax assets will be recovered from future taxable income.

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

ECONOMIC RELATIONSHIP:    U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 14% and 24% of total Company sales in fiscal 2013 and 2012, respectively. In fiscal 2013, sales of coil products to Trinity Industries, Inc. (“Trinity”) accounted for approximately 11% of the Company’s total sales. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2013. Loss of USS or Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern sections of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NEW ACCOUNTING PRONOUNCEMENTS:

There were no new accounting pronouncements that affected the financial statements and disclosures of the Company for the fiscal years ended March 31, 2013 or 2012.

2.  STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2013 and 2012, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2013 or March 31, 2012.

3.  COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for its Longview, Texas and Humble, Texas office buildings, which expire April 30, 2013 and December 31, 2016, respectively. On March 27, 2013, the Company renewed its operating lease for its Longview, Texas office building. The renewed lease provides for an annual rental payment by the Company of $32,736 and runs from May 1, 2013 to April 30, 2018. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2013:

2014	$70,341
2015	70,562
2016	70,562
2017	61,106
2018	32,736

Total	$305,307

Rental expenses for leased properties were approximately $67,900 and $44,500 during fiscal 2013 and 2012, respectively.

4.  EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2013	2012
Basic
Net earnings	$6,135,812	$8,150,464

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$6,135,812	$8,150,464

Weighted average common shares and common share equivalents	6,799,444	6,799,444

FRIEDMAN INDUSTRIES, INCORPORATED

5.  INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2013	2012
Federal
Current	$2,840,388	$3,752,504
Deferred	(83,720)	(90,700)

	2,756,668	3,661,804
State
Current	252,797	394,292

	252,797	394,292

Total	$3,009,465	$4,056,096

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2013	2012
Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(3.0)	(3.0)
State and local income tax rates net of federal income tax benefit	1.9	2.2

Provision for income taxes	32.9%	33.2%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2010 through March 31, 2012. State and local returns may be subject to examination for fiscal years ended March 31, 2010 through March 31, 2012.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2013	2012
Deferred tax liabilities:
Depreciation	$(1,700,000)	$(1,756,129)

Total deferred tax liabilities	(1,700,000)	(1,756,129)
Deferred tax assets:
Inventory capitalization	170,000	173,990
LIFO Inventory	785,000	788,145
Postretirement benefits other than pensions	316,000	290,271
Other	66,721	57,724

Total deferred tax assets	1,337,721	1,310,130

Net deferred tax liability	$(362,279)	$(445,999)

6.  PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in

FRIEDMAN INDUSTRIES, INCORPORATED

6.  PROFIT SHARING PLAN (Continued)

an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $210,000 for the year ended March 31, 2013, and $208,500 for the year ended March 31, 2012. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $59,000 and $60,000 for the years ended March 31, 2013 and 2012, respectively.

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

	Year Ended March 31
	2013	2012
NET SALES:
Coil	$67,045,885	$69,198,001
Tubular	69,402,901	92,323,992

TOTAL NET SALES	$136,448,786	$161,521,993

OPERATING PROFIT:
Coil	$848,252	$185,558
Tubular	10,696,683	14,580,906

TOTAL OPERATING PROFIT	11,544,935	14,766,464
General corporate expenses	(2,458,422)	(2,651,728)
Interest and other income	58,764	91,824

TOTAL EARNINGS BEFORE INCOME TAXES	$9,145,277	$12,206,560

IDENTIFIABLE ASSETS:
Coil	$29,779,697	$26,259,762
Tubular	29,834,246	39,446,078

	59,613,943	65,705,840
General corporate assets	16,961,186	12,864,553

TOTAL ASSETS	$76,575,129	$78,570,393

DEPRECIATION:
Coil	$1,113,053	$1,166,077
Tubular	669,876	670,196
Corporate and other	7,112	3,617

	$1,790,041	$1,839,890

CAPITAL EXPENDITURES:
Coil	$333,916	$249,710
Tubular	165,570	36,133
Corporate and other	—	35,560

	$499,486	$321,403

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

8. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2013 and 2012:

	Quarter Ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
Net sales	$39,434,770	$33,334,070	$31,719,922	$31,960,024
Gross profit	4,647,758	3,776,798	2,884,278	3,092,650
Net earnings	2,091,854	1,644,329	1,150,058	1,249,571
Basic	.31	.24	.17	.18
Diluted	.31	.24	.17	.18

	Quarter Ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Net sales	$38,935,456	$42,039,282	$36,987,260	$43,559,995
Gross profit	4,156,825	4,886,403	3,932,881	4,630,364
Net earnings	1,831,411	2,314,908	1,799,249	2,204,896
Basic(1)	.27	.34	.26	.32
Diluted(1)	.27	.34	.26	.32

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported because per share amounts were computed independently for each quarter.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Friedman Industries, Incorporated

Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2013 and 2012, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2013. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/    HEIN & ASSOCIATES LLP

Houston, Texas

June 13, 2013

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2013, our internal control over financial reporting is effective based on that criteria.

This annual report does not include an attestation report of our registered, independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the U.S. Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2013 compared to year ended March 31, 2012

During the year ended March 31, 2013, sales, costs of goods sold and gross profit decreased $25,073,207, $21,868,218 and $3,204,989, respectively, from the comparable amounts recorded during the year ended March 31, 2012. The decrease in sales was related to both a decline in tons sold and a decrease in the average per ton selling price. Tons sold decreased from approximately 197,000 tons in fiscal 2012 to approximately 184,000 tons in fiscal 2013. The average per ton selling price decreased from approximately $819 per ton in fiscal 2012 to $740 per ton in fiscal 2013. Sales were adversely affected by softer demand for the Company’s products and services. The decrease in costs of goods sold was related to the decline in tons sold and a decrease in the average per ton cost, which decreased from approximately $730 per ton in fiscal 2012 to $662 in fiscal 2013. The decrease in gross profit was related primarily to the decline in sales. Gross profit as a percentage of sales decreased from approximately 10.9% in fiscal 2012 to approximately 10.6% in fiscal 2013.

Coil product segment sales decreased $2,152,116 during fiscal 2013. This decrease resulted from a decrease in the average selling price partially offset by an increase in coil tons sold. The average per ton selling price decreased from approximately $807 per ton in fiscal 2012 to $727 per ton in fiscal 2013. Coil tons sold increased from approximately 86,000 tons in fiscal 2012 to approximately 92,000 tons in fiscal 2013. Operating profit as percentage of coil product sales increased from approximately 0.3% in fiscal 2012 to 1.3% in fiscal 2013. Management believes that the operations of this segment have been adversely impacted in both fiscal 2013 and 2012 by soft demand related primarily to a weak U.S. economy and that market conditions will remain soft until the U.S. economy experiences sustained, significant improvement.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2013, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased by $22,921,091 during fiscal 2013. This decrease resulted from a decline in tons sold and a decrease in the average selling price. Tubular tons sold decreased from approximately 111,500 tons in fiscal 2012 to approximately 92,000 tons in fiscal 2013. The average per ton selling price of tubular products decreased from approximately $828 per ton in fiscal 2012 to $754 per ton in fiscal 2013. Tubular product segment operating profit decreased $3,884,223 in fiscal 2013 due primarily to the decrease in sales. Segment operating profits as a percentage of segment sales were approximately 15.4% and 15.8% in fiscal 2013 and 2012, respectively. In fiscal 2013, the Company experienced softer demand for its tubular products.

In recent years, U.S. Steel Tubular Products, Inc. (“USS”) has been the Company’s primary supplier of tubular products and coil material used in pipe manufacturing and has been a major customer of finished tubular products. Certain finished tubular products used in the energy business are manufactured by the Company and sold to USS. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Income taxes decreased $1,046,631 from the amount recorded in fiscal 2012. This decrease was related primarily to the decrease in earnings before taxes. Effective tax rates were 32.9% and 33.2% in fiscal 2013 and 2012, respectively.

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2013. Current ratios were 5.2 and 4.7 at March 31, 2013 and March 31, 2012, respectively. Working capital was $51,971,475 at March 31, 2013 and $51,154,503 at March 31, 2012.

During the year ended March 31, 2013, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

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

INFLATION

During fiscal 2013 and 2012, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One such accounting policy that requires significant estimates and judgments is the valuation of LIFO inventories in the Company’s quarterly reporting. The Company’s quarterly valuation of inventory requires estimates of the year end quantities, which is inherently difficult. Historically, these estimates have been materially correct.

FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1996, as amended) and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results and trends in the future may differ materially depending on a variety of factors, including, but not limited to, changes in the demand and prices for the Company’s products, changes in the demand for steel and steel products in general and the Company’s success in executing its internal operating plans, including any proposed expansion plans.

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2013	2012	2011	2010	2009	2008	2007		2006	2005	2004
Net sales	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253	$116,158,567
Net earnings	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043	$2,535,991
Current assets	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759	$37,829,701
Current liabilities	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516	$12,639,763
Working capital	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243	$25,189,938
Total assets	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342	$46,028,123
Stockholders’ equity	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550	$33,031,604
Net earnings as a percent of Net sales	4.5	5.0	6.2	1.0	6.5	2.5	3.5		3.5	3.3	2.2
Stockholders’ equity	9.7	12.9	13.9	1.2	24.4	9.9	16.7		17.4	17.7	7.7
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410	7,574,070
Per share
Net earnings per share:
Basic	$0.90	$1.20	$1.20	$0.10	$2.01	$0.66	$1.05	(1)	$0.91	$0.84	$0.33
Stockholders’ equity	$9.26	$9.33	$8.65	$8.29	$8.25	$6.68	$6.30		$5.25	$4.77	$4.36
Cash dividends per common share	$0.97	$0.52	$0.84	$0.06	$0.37	$0.27	$0.34		$0.32	$0.29	$0.10

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.