Form 10-K, Exhibit 13
period 2014-03-31
FRIEDMAN INDUSTRIES INC
filed 2014-06-11
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2014

FRIEDMAN

INDUSTRIES,

INCORPORATED

2014

ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2014	2013
Net sales	$116,149,022	$136,448,786
Net earnings	$1,712,926	$6,135,812
Net earnings per share (Basic)	$0.25	$0.90
Cash dividends per share	$0.20	$0.97
Stockholders’ equity	$63,310,656	$62,957,619
Working capital	$52,075,979	$51,971,475

TO OUR SHAREHOLDERS:

Friedman Industries, Incorporated (the “Company”) experienced positive earnings in fiscal 2014 despite a challenging marketplace for the Company’s products. The Company earned $1,712,926 ($0.25 per share diluted) on sales of $116,149,022 in fiscal 2014 compared to earnings of $6,135,812 ($0.90 per share diluted) on sales of $136,448,786 in fiscal 2013. Earnings were attributable to the Company’s tubular product segment. The Company experienced soft market conditions for its products and services in fiscal 2014.

The steel industry, as a whole, is cyclical. Currently, the Company is experiencing volatility in the market for its products and services as a result of oversupply, foreign competition and the slow recovery of the U.S. economy. Management is focused on balancing operational requirements with changing market conditions.

Construction continues on the pipe-finishing facility to be located in Lone Star, Texas as a component of the Company’s Texas Tubular Products division. The facility will focus primarily on threading and coupling oil country tubular goods. The Company expects the facility to be completed and operational in the fourth quarter of fiscal 2015.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (Central Time) on Thursday, August 28, 2014, in the offices of Fulbright & Jaworski LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

William E. Crow

Chief Executive Officer and President

FRIEDMAN INDUSTRIES, INCORPORATED

OFFICERS

William E. Crow

Chief Executive Officer and

President

Thomas N. Thompson

Senior Vice President — Sales and Marketing

Benny B. Harper

Vice President

Ronald L. Burgerson

Vice President

Howard Henderson

Vice President of Operations — Texas Tubular Division

Robert McCain

Vice President — Decatur Facility

Dale Ray

Vice President

Robert Sparkman

Vice President of Sales — Coil Divisions

Steve Teeter

Vice President — Hickman Facility

Alex LaRue

Assistant Vice President — Secretary & Treasurer

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

Fulbright & Jaworski LLP

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

Fulbright & Jaworski LLP (law firm)

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

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC

(insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2014 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Assistant Vice President — Secretary & Treasurer, Friedman Industries, Incorporated, P.O. Box 62388, Houston, Texas 77205.

FRIEDMAN INDUSTRIES, INCORPORATED

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its coil processing facilities in Hickman, Arkansas (“Hickman”) and Decatur, Alabama (“Decatur”), the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. The Company’s XSCP Division (“XSCP”) purchases and markets non-standard hot-rolled coils. XSCP routinely processes non-standard coils into flat, finished sheet and plate. XSCP operates at both Hickman and Decatur, which provide personnel, warehousing, processing and distribution services to XSCP. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business. The Company also processes customer-owned coils on a fee basis. Revenues generated from processing customer-owned coils are not material to the Company’s results of operations and financial condition.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 160 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). The Company sells pipe nationally to approximately 140 customers including, in recent years, a substantial amount of manufactured pipe to U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. The Company also purchases a substantial portion of its annual supply of pipe and coil material used in pipe production from USS. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2014		Fiscal 2013
	High	Low	High	Low
First Quarter	$10.12	$9.00	$11.93	$9.81
Second Quarter	10.36	9.56	10.64	8.95
Third Quarter	10.23	8.31	10.94	9.26
Fourth Quarter	9.00	7.87	11.98	9.67

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2014	Fiscal 2013
First Quarter	$.08	$.13
Second Quarter	.08	.13
Third Quarter	.02	.13
Special	—	.50
Fourth Quarter	.02	.08

The Company’s Common Stock is traded principally on the NYSE MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 23, 2014 was 260.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2014	2013
CURRENT ASSETS:
Cash	$15,081,024	$15,923,294
Accounts receivable, net of allowances for bad debts and cash discounts of $27,276 and $37,276 at March 31, 2014 and 2013, respectively	9,347,289	9,037,548
Inventories	35,288,559	39,219,168
Other	129,796	103,547

TOTAL CURRENT ASSETS	59,846,668	64,283,557
PROPERTY, PLANT AND EQUIPMENT:
Land	1,410,689	1,082,331
Buildings and yard improvements	7,113,482	7,014,180
Machinery and equipment	31,773,161	30,293,590
Less accumulated depreciation	(28,934,601)	(27,111,529)

	11,362,731	11,278,572
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	1,075,000	1,013,000

TOTAL ASSETS	$72,284,399	$76,575,129

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2014	2013
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$7,206,340	$11,181,804
Dividends payable	135,989	543,956
Contribution to profit sharing plan	52,500	52,500
Employee compensation and related expenses	375,860	533,822

TOTAL CURRENT LIABILITIES	7,770,689	12,312,082
DEFERRED INCOME TAXES	189,998	362,279
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	1,013,056	943,149
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2014 and 2013, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2014 and 2013, respectively)	(5,475,964)	(5,475,964)
Retained earnings	31,807,786	31,454,749

TOTAL STOCKHOLDERS’ EQUITY	63,310,656	62,957,619

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$72,284,399	$76,575,129

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2014	2013
Net sales	$116,149,022	$136,448,786
Costs and expenses:
Cost of products sold	109,086,539	122,047,302
Selling, general and administrative	4,587,787	5,314,971

	113,674,326	127,362,273

	2,474,696	9,086,513
Interest and other income	62,012	58,764

EARNINGS BEFORE INCOME TAXES	2,536,708	9,145,277
Income taxes:
Current	996,063	3,093,185
Deferred	(172,281)	(83,720)

	823,782	3,009,465

NET EARNINGS	$1,712,926	$6,135,812

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$0.25	$0.90
Diluted	$0.25	$0.90

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2012	$7,975,160	$29,003,674	$(5,475,964)	$31,914,398
Net earnings	—	—	—	6,135,812
Cash dividends ($0.97)	—	—	—	(6,595,461)

BALANCE AT MARCH 31, 2013	7,975,160	29,003,674	(5,475,964)	31,454,749
Net earnings	—	—	—	1,712,926
Cash dividends ($0.20)	—	—	—	(1,359,889)

BALANCE AT MARCH 31, 2014	$7,975,160	$29,003,674	$(5,475,964)	$31,807,786

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2014	2013
OPERATING ACTIVITIES
Net earnings	$1,712,926	$6,135,812
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,823,072	1,790,041
Deferred taxes	(172,281)	(83,720)
Change in post-retirement benefits other than pensions	69,907	89,411
Changes in operating assets and liabilities:
Accounts receivable, net	(309,741)	7,246,829
Inventories	3,930,609	(2,465,488)
Other	(26,249)	(15,261)
Accounts payable and accrued expenses	(3,975,464)	(909,350)
Employee compensation and related expenses	(157,962)	(193,520)
Income taxes payable	—	(98,464)

Net cash provided by operating activities	2,894,817	11,496,290
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,907,231)	(499,486)
Proceeds from sales of assets	—	42,375
Increase in cash value of officers’ life insurance	(62,000)	(62,000)

Net cash used in investing activities	(1,969,231)	(519,111)
FINANCING ACTIVITIES
Cash dividends paid	(1,767,856)	(6,935,433)

Net cash used in financing activities	(1,767,856)	(6,935,433)

Increase (decrease) in cash	(842,270)	4,041,746
Cash at beginning of year	15,923,294	11,881,548

Cash at end of year	$15,081,024	$15,923,294

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

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. In fiscal 2014, LIFO inventories were partially liquidated. Since the replacement costs and liquidation costs of material associated with this liquidation were approximately equal in the year, no meaningful gain or loss resulted from this partial liquidation. At March 31, 2014 and March 31, 2013, replacement cost exceeded LIFO cost by approximately $9,024,000 and $6,504,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2014	2013
Prime coil inventory	$7,685,177	$10,981,835
Non-standard coil inventory	2,572,787	3,741,718
Tubular raw material	463,254	3,308,419
Tubular finished goods	24,567,341	21,187,196

	$35,288,559	$39,219,168

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 to 10 years

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairments were necessary at March 31, 2014 or 2013.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in fiscal 2014 or 2013. The Company paid income taxes of approximately $748,000 and $3,666,000 in fiscal 2014 and 2013, respectively. In fiscal 2014 and 2013, noncash financing activity consisted of accrued dividends of $135,989 and $543,956, respectively.

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

ECONOMIC RELATIONSHIP:    U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 15% and 14% of total Company sales in fiscal 2014 and 2013, respectively. Sales of coil products to Trinity Industries, Inc. accounted for approximately 14% and 11% of total Company sales in fiscal 2014 and 2013, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2014. Loss of USS or Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NEW ACCOUNTING PRONOUNCEMENTS:

There were no new accounting pronouncements that affected the financial statements and disclosures of the Company for the fiscal years ended March 31, 2014 or 2013.

2.   STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2014 and 2013, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2014 or March 31, 2013.

3.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for its Longview, Texas and Humble, Texas office buildings, which expire April 30, 2018 and December 31, 2016, respectively. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2014:

2015	$70,562
2016	70,562
2017	61,106
2018	32,736
2019	2,728

Total	$237,694

Rental expenses for leased properties were approximately $70,500 and $67,900 during fiscal 2014 and 2013, respectively.

4.   EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2014	2013
Basic
Net earnings	$1,712,926	$6,135,812

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$1,712,926	$6,135,812

Weighted average common shares and common share equivalents	6,799,444	6,799,444

FRIEDMAN INDUSTRIES, INCORPORATED

5.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2014	2013
Federal
Current	$863,049	$2,840,388
Deferred	(172,281)	(83,720)

	690,768	2,756,668
State
Current	133,014	252,797

	133,014	252,797

Total	$823,782	$3,009,465

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2014	2013
Income Tax Expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(3.0)	(3.0)
State and local income tax rates net of federal income tax benefit and true up of income taxes on prior year filing	1.5	1.9

Provision for income taxes	32.5%	32.9%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2011 through March 31, 2013. State and local returns may be subject to examination for fiscal years ended March 31, 2011 through March 31, 2013.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2014	2013
Deferred tax liabilities:
Depreciation	$(1,500,000)	$(1,700,000)

Total deferred tax liabilities	(1,500,000)	(1,700,000)
Deferred tax assets:
Inventory capitalization	170,000	170,000
LIFO Inventory	700,000	785,000
Postretirement benefits other than pensions	375,000	316,000
Other	65,002	66,721

Total deferred tax assets	1,310,002	1,337,721

Net deferred tax liability	$(189,998)	$(362,279)

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

FRIEDMAN INDUSTRIES, INCORPORATED

6.   PROFIT SHARING PLAN (Continued)

an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $206,000 for the year ended March 31, 2014, and $210,000 for the year ended March 31, 2013. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $47,500 and $59,000 for the years ended March 31, 2014 and 2013, respectively.

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

	Year Ended March 31
	2014	2013
NET SALES:
Coil	$66,138,845	$67,045,885
Tubular	50,010,177	69,402,901

TOTAL NET SALES	$116,149,022	$136,448,786

OPERATING PROFIT (LOSS):
Coil	$(839,442)	$848,252
Tubular	5,288,372	10,696,683

TOTAL OPERATING PROFIT	4,448,930	11,544,935
General corporate expenses	(1,974,234)	(2,458,422)
Interest and other income	62,012	58,764

TOTAL EARNINGS BEFORE INCOME TAXES	$2,536,708	$9,145,277

IDENTIFIABLE ASSETS:
Coil	$22,308,165	$29,779,697
Tubular	33,794,992	29,834,246

	56,103,157	59,613,943
General corporate assets	16,181,242	16,961,186

TOTAL ASSETS	$72,284,399	$76,575,129

DEPRECIATION:
Coil	$1,140,250	$1,113,053
Tubular	673,850	669,876
Corporate and other	8,972	7,112

	$1,823,072	$1,790,041

CAPITAL EXPENDITURES:
Coil	$364,443	$333,916
Tubular	1,533,489	165,570
Corporate and other	9,299	—

	$1,907,231	$499,486

FRIEDMAN INDUSTRIES, INCORPORATED

7.   INDUSTRY SEGMENT DATA (Continued)

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups. Capital expenditures were related primarily to the Company’s pipe-finishing facility to be located in Lone Star, Texas. As of March 31, 2014, capitalized expenditures related to the construction of the facility totaled approximately $1,500,000.

8.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2014 and 2013:

	Quarter Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
Net sales	$29,582,144	$26,310,369	$28,274,696	$31,981,813
Gross profit	2,443,844	1,077,913	1,846,778	1,693,948
Net earnings	808,359	27,659	487,468	389,440
Basic	.12	.00	.07	.06
Diluted	.12	.00	.07	.06

	Quarter Ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
Net sales	$39,434,770	$33,334,070	$31,719,922	$31,960,024
Gross profit	4,647,758	3,776,798	2,884,278	3,092,650
Net earnings	2,091,854	1,644,329	1,150,058	1,249,571
Basic	.31	.24	.17	.18
Diluted	.31	.24	.17	.18

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Friedman Industries, Incorporated

Houston, Texas

We have audited the consolidated balance sheets of Friedman Industries, Incorporated (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2014. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman Industries, Incorporated as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014 included in the accompanying management’s report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

/s/    HEIN & ASSOCIATES LLP

Houston, Texas

June 11, 2014

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on such assessment, management concluded that, as of March 31, 2014, our internal control over financial reporting is effective based on that criteria.

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

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2014 compared to year ended March 31, 2013

During the year ended March 31, 2014, sales, costs of goods sold and gross profit decreased $20,299,764, $12,960,763 and $7,339,001, respectively, from the comparable amounts recorded during the year ended March 31, 2013. The decrease in sales was related to both a decline in tons sold and a decrease in the average per ton selling price. Tons sold decreased from approximately 184,000 tons in fiscal 2013 to approximately 163,000 tons in fiscal 2014. The average per ton selling price decreased from approximately $740 per ton in fiscal 2013 to $712 per ton in fiscal 2014. The decrease in costs of goods sold was related primarily to the decline in tons sold. The average per ton cost increased from approximately $662 per ton in fiscal 2013 to $669 per ton in fiscal 2014. The decrease in gross profit was related to the decline in sales and a decline in margins earned on sales. Gross profit as a percentage of sales decreased from approximately 10.6% in fiscal 2013 to approximately 6.1% in fiscal 2014. In fiscal 2014, the Company experienced soft market conditions and reduced demand for its products and services.

Coil product segment sales decreased $907,040 during fiscal 2014. This decrease resulted from a decrease in the average selling price partially offset by an increase in coil tons sold. The average per ton selling price decreased from approximately $727 per ton in fiscal 2013 to $710 per ton in fiscal 2014. Coil tons sold increased from approximately 92,000 tons in fiscal 2013 to approximately 93,000 tons in fiscal 2014. The coil product segment recorded an operating loss of $839,442 in fiscal 2014 and an operating profit of $848,252 in fiscal 2013. Management believes that the operations of this segment have been adversely impacted in both fiscal 2014 and 2013 by soft demand related primarily to a weak U.S. economy and that market conditions will remain soft until the U.S. economy experiences sustained, significant improvement.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2014, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased by $19,392,724 during fiscal 2014. This decrease resulted from a decline in tons sold and a decrease in the average selling price. Tubular tons sold decreased from approximately 92,000 tons in fiscal 2013 to approximately 70,000 tons in fiscal 2014. The average per ton selling price of tubular products decreased from approximately $754 per ton in fiscal 2013 to $715 per ton in fiscal 2014. Tubular product segment operating profit decreased $5,408,311 in fiscal 2014. Segment operating profits as a percentage of segment sales were approximately 10.6% and 15.4% in fiscal 2014 and 2013, respectively. In fiscal 2014, the tubular segment experienced a reduction in tons sold which had the effect of increasing the per ton cost of production and decreasing margins earned. Management believes the lower demand for its tubular products is related to soft market conditions created by oversupply, foreign competition and, more significantly, a weak U.S. economy.

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

FRIEDMAN INDUSTRIES, INCORPORATED

In fiscal 2014, general, selling and administrative costs decreased $727,184 from the amount recorded during fiscal 2013. This decrease was related primarily to decreases in bonuses and commissions associated with decreased earnings and sales volume.

Income taxes decreased $2,185,683 from the amount recorded in fiscal 2013. This decrease was related primarily to the decrease in earnings before taxes. Effective tax rates were 32.5% and 32.9% in fiscal 2014 and 2013, respectively.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2014. Current ratios were 7.7 and 5.2 at March 31, 2014 and March 31, 2013, respectively. Working capital was $52,075,979 at March 31, 2014 and $51,971,475 at March 31, 2013.

During the year ended March 31, 2014, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company has in the past and may in the future borrow funds on a term basis to build or improve facilities. The Company currently has no plans to borrow funds on a term basis.

Construction is in progress for the Company’s pipe-finishing facility to be located in Lone Star, Texas. The Company plans to finance the estimated $9,200,000 total cost of this facility from internal sources. As of March 31, 2014, capitalized expenditures related to the construction of the facility totaled approximately $1,500,000. These expenditures were made from internally generated funds and as a result, no debt associated with this project has been incurred. The Company expects the facility to be completed and operational in the fourth quarter of fiscal 2015.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its strong balance sheet are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2014 and 2013, the Company believes that the general level of inflation had little effect on its operations.

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

FRIEDMAN INDUSTRIES, INCORPORATED

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2014	2013	2012	2011	2010	2009	2008	2007		2006	2005
Net sales	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351	$188,022,253
Net earnings	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888	$6,246,043
Current assets	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,731,369		$47,551,003	$43,498,759
Current liabilities	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193	$14,959,516
Working capital	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810	$28,539,243
Total assets	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889	$50,796,342
Stockholders’ equity	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335	$35,354,550
Net earnings as a percent of Net sales	1.5	4.5	5.0	6.2	1.0	6.5	2.5	3.5		3.5	3.3
Stockholders’ equity	2.7	9.7	12.9	13.9	1.2	24.4	9.9	16.7		17.4	17.7
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637	7,418,410
Per share
Net earnings per share:
Basic	$0.25	$0.90	$1.20	$1.20	$0.10	$2.01	$0.66	$1.05	(1)	$0.91	$0.84
Stockholders’ equity	$9.31	$9.26	$9.33	$8.65	$8.29	$8.25	$6.68	$6.30		$5.25	$4.77
Cash dividends per common share	$0.20	$0.97	$0.52	$0.84	$0.06	$0.37	$0.27	$0.34		$0.32	$0.29

(1)	Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.