Form 10-K, Exhibit 13
period 2015-03-31
FRIEDMAN INDUSTRIES INC
filed 2015-06-11
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2015

FRIEDMAN

INDUSTRIES,

INCORPORATED

2015

ANNUAL REPORT

FRIEDMAN INDUSTRIES, INCORPORATED

FINANCIAL HIGHLIGHTS

	2015	2014
Net sales	$108,322,780	$116,149,022
Net earnings	$382,330	$1,712,926
Net earnings per share (Basic)	$0.06	$0.25
Cash dividends per share	$0.07	$0.20
Stockholders’ equity	$63,217,025	$63,310,656
Working capital	$47,466,244	$52,075,979

TO OUR SHAREHOLDERS:

Friedman Industries, Incorporated (the “Company”) experienced a challenging marketplace for the Company’s products in fiscal 2015. The Company earned $382,330 ($0.06 per share diluted) on sales of $108,322,780 in fiscal 2015 compared to earnings of $1,712,926 ($0.25 per share diluted) on sales of $116,149,022 in fiscal 2014. The Company experienced improved sales for its coil product segment but decreased sales for its tubular product segment due to oversupply, foreign competition and a weakened U.S. energy industry.

The steel industry, as a whole, is cyclical. During fiscal 2015, the Company experienced volatility in the market for its products and services as a result of fluctuations in steel prices and a downswing in the U.S. energy industry during the second half of the year. Management is focused on balancing operational requirements with changing market conditions.

Construction continues on the pipe-finishing facility located in Lone Star, Texas as a component of the Company’s Texas Tubular Products division. The facility will focus primarily on threading and coupling oil country tubular goods. The Company expects the facility to be completed and operational in the second quarter of fiscal 2016. The construction remains on budget with approximately $7,131,000 capitalized toward the project as of March 31, 2015.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (Central Time) on Friday, August 28, 2015, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

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

Dale Ray

Vice President

Robert Sparkman

Vice President of Sales — Coil Divisions

Steve Teeter

Vice President — Hickman Facility

Alex LaRue

Vice President — Secretary and Treasurer

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

Norton Rose Fulbright US LLP

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

Norton Rose Fulbright US LLP (law firm)

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

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC

(insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2015 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Vice President — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 62388, Houston, Texas 77205.

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

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 150 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

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

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2015		Fiscal 2014
	High	Low	High	Low
First Quarter	$8.79	$8.03	$10.12	$9.00
Second Quarter	8.80	7.91	10.36	9.56
Third Quarter	8.30	6.95	10.23	8.31
Fourth Quarter	7.24	6.05	9.00	7.87

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2015	Fiscal 2014
First Quarter	$.02	$.08
Second Quarter	.02	.08
Third Quarter	.02	.02
Fourth Quarter	.01	.02

The Company’s Common Stock is traded principally on the NYSE MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 29, 2015 was 250.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2015	2014
CURRENT ASSETS:
Cash	$2,225,924	$15,081,024
Accounts receivable, net of allowances for bad debts and cash discounts of $27,276 at March 31, 2015 and 2014	6,896,186	9,347,289
Inventories	40,850,666	35,288,559
Other	144,579	129,796

TOTAL CURRENT ASSETS	50,117,355	59,846,668
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,026,980	7,014,180
Machinery and equipment	30,690,049	30,691,636
Construction in progress	7,374,177	1,509,185
Less accumulated depreciation	(30,656,226)	(28,934,601)

	15,517,311	11,362,731
OTHER ASSETS:
Deferred income tax asset	187,358	—
Cash value of officers’ life insurance and other assets	1,136,000	1,075,000

TOTAL ASSETS	$66,958,024	$72,284,399

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2015	2014
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,148,555	$7,206,340
Dividends payable	67,994	135,989
Contribution to profit sharing plan	51,000	52,500
Employee compensation and related expenses	383,562	375,860

TOTAL CURRENT LIABILITIES	2,651,111	7,770,689
DEFERRED INCOME TAX LIABILITY	—	189,998
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	1,089,888	1,013,056
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2015 and 2014, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2015 and 2014, respectively)	(5,475,964)	(5,475,964)
Retained earnings	31,714,155	31,807,786

TOTAL STOCKHOLDERS’ EQUITY	63,217,025	63,310,656

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$66,958,024	$72,284,399

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2015	2014
Net sales	$108,322,780	$116,149,022
Costs and expenses:
Cost of products sold	103,244,712	109,086,539
Selling, general and administrative	4,453,292	4,587,787

	107,698,004	113,674,326

	624,776	2,474,696
Interest and other income	61,040	62,012

EARNINGS BEFORE INCOME TAXES	685,816	2,536,708
Income taxes:
Current	680,842	996,063
Deferred	(377,356)	(172,281)

	303,486	823,782

NET EARNINGS	$382,330	$1,712,926

Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$0.06	$0.25
Diluted	$0.06	$0.25

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2013	$7,975,160	29,003,674	(5,475,964)	31,454,749
Net earnings	—	—	—	1,712,926
Cash dividends ($0.20)	—	—	—	(1,359,889)

BALANCE AT MARCH 31, 2014	7,975,160	29,003,674	(5,475,964)	31,807,786
Net earnings	—	—	—	382,330
Cash dividends ($0.07)	—	—	—	(475,961)

BALANCE AT MARCH 31, 2015	$7,975,160	$29,003,674	($5,475,964)	$31,714,155

See accompanying notes.

FRIEDMAN INDUSTRIES, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2015	2014
OPERATING ACTIVITIES
Net earnings	$382,330	$1,712,926
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	1,721,625	1,823,072
Deferred taxes	(377,356)	(172,281)
Change in post-retirement benefits other than pensions	76,832	69,907
Changes in operating assets and liabilities:
Accounts receivable, net	2,451,103	(309,741)
Inventories	(5,562,107)	3,930,609
Other	(14,783)	(26,249)
Accounts payable and accrued expenses	(5,057,785)	(3,975,464)
Employee compensation and related expenses	7,702	(157,962)
Contribution to profit sharing plan	(1,500)	—

Net cash provided by (used in) operating activities	(6,373,939)	2,894,817
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(5,876,205)	(1,907,231)
Increase in cash value of officers’ life insurance	(61,000)	(62,000)

Net cash used in investing activities	(5,937,205)	(1,969,231)
FINANCING ACTIVITIES
Cash dividends paid	(543,956)	(1,767,856)

Net cash used in financing activities	(543,956)	(1,767,856)

Decrease in cash	(12,855,100)	(842,270)
Cash at beginning of year	15,081,024	15,923,294

Cash at end of year	$2,225,924	$15,081,024

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

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Inventories are valued at the lower of cost or replacement market. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2015 and March 31, 2014, replacement cost exceeded LIFO cost by approximately $4,139,000 and $9,024,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2015	2014
Prime coil inventory	$8,419,340	$7,685,177
Non-standard coil inventory	1,804,635	2,572,787
Tubular raw material	1,888,849	463,254
Tubular finished goods	28,737,842	24,567,341

	$40,850,666	$35,288,559

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings	20 years
Machinery and equipment	10 years
Yard improvements	5 to 10 years
Loaders and other rolling stock	5 to 10 years

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash

FRIEDMAN INDUSTRIES, INCORPORATED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairments were necessary at March 31, 2015 or 2014.

Maintenance and repairs are expensed as incurred.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in fiscal 2015 or 2014. The Company paid income taxes of approximately $688,000 and $748,000 in fiscal 2015 and 2014, respectively. In fiscal 2015 and 2014, noncash financing activity consisted of accrued dividends of $67,994 and $135,989, respectively.

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

ECONOMIC RELATIONSHIP:    U.S. Steel Tubular Products, Inc. (“USS”) and Nucor Steel Company supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Additionally, the Company derives revenue by selling a substantial amount of its manufactured pipe to USS. Total sales to USS were approximately 6% and 15% of total Company sales in fiscal 2015 and 2014, respectively. Sales of coil products to Trinity Industries, Inc. accounted for approximately 21% and 14% of total Company sales in fiscal 2015 and 2014, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2015. Loss of USS or Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:

There were no new accounting pronouncements that affected the financial statements and disclosures of the Company for the fiscal years ended March 31, 2015 or 2014.

FRIEDMAN INDUSTRIES, INCORPORATED

2.   STOCK OPTIONS AND CAPITAL STOCK

In fiscal 2015 and 2014, the Company maintained no stock option plans. Accordingly, no options were outstanding and no options were granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2015 or March 31, 2014.

3.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for its Longview, Texas and Humble, Texas office buildings, which expire April 30, 2018 and December 31, 2016, respectively. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2015:

2016	$70,562
2017	61,106
2018	32,736
2019	2,728
2020	—

Total	$167,132

Rental expenses for leased properties were approximately $70,500 during both fiscal 2015 and 2014.

4.   EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2015	2014
Basic
Net earnings	$382,330	$1,712,926

Weighted average common shares	6,799,444	6,799,444

Dilutive
Net earnings	$382,330	$1,712,926

Weighted average common shares and common share equivalents	6,799,444	6,799,444

FRIEDMAN INDUSTRIES, INCORPORATED

5.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2015	2014
Federal
Current	$519,271	$863,049
Deferred	(377,356)	(172,281)

	141,915	690,768
State
Current	161,571	133,014

	161,571	133,014

Total	$303,486	$823,782

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2015	2014
Income tax expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(7.0)	(3.0)
Other	(1.0)	—
Current year state and local income taxes net of federal income tax benefit	7.3	1.5
True up during the current year of income taxes on prior year filing	11.0	—

Provision for income taxes	44.3%	32.5%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ending March 31, 2012 through March 31, 2014. State and local returns may be subject to examination for fiscal years ended March 31, 2012 through March 31, 2014.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2015	2014
Deferred tax liabilities:
Depreciation	$(1,231,047)	$(1,555,000)

Total deferred tax liabilities	(1,231,047)	(1,555,000)
Deferred tax assets:
Inventory capitalization	201,094	170,000
LIFO Inventory	783,645	785,000
Postretirement benefits other than pensions	370,562	344,000
Other	63,104	66,002

Total deferred tax assets	1,418,405	1,365,002

Net deferred tax asset (liability)	$187,358	$(189,998)

6.   PROFIT SHARING PLAN

Effective May 1, 2007, the Company merged its defined contribution retirement plan and its 401(k) plan into the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). In addition, the Plan year end was changed to December 31. Employees fully vest in the Plan upon six years of service.

FRIEDMAN INDUSTRIES, INCORPORATED

6.   PROFIT SHARING PLAN (Continued)

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $190,000 for the year ended March 31, 2015, and $206,000 for the year ended March 31, 2014. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $44,000 and $47,500 for the years ended March 31, 2015 and 2014, respectively.

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

	Year Ended March 31
	2015	2014
NET SALES:
Coil	$72,913,058	$66,138,845
Tubular	35,409,722	50,010,177

TOTAL NET SALES	$108,322,780	$116,149,022

OPERATING PROFIT (LOSS):
Coil	$(259,690)	$(839,442)
Tubular	2,602,210	5,288,372

TOTAL OPERATING PROFIT	2,342,520	4,448,930
General corporate expenses	(1,717,744)	(1,974,234)
Interest and other income	61,040	62,012

TOTAL EARNINGS BEFORE INCOME TAXES	$685,816	$2,536,708

IDENTIFIABLE ASSETS:
Coil	$21,248,710	$22,308,165
Tubular	42,143,785	33,794,992

	63,392,495	56,103,157
General corporate assets	3,565,529	16,181,242

TOTAL ASSETS	$66,958,024	$72,284,399

DEPRECIATION:
Coil	$1,141,567	$1,140,250
Tubular	571,086	673,850
Corporate and other	8,972	8,972

	$1,721,625	$1,823,072

CAPITAL EXPENDITURES:
Coil	$229,425	$364,443
Tubular	5,646,780	1,533,489
Corporate and other	—	9,299

	$5,876,205	$1,907,231

FRIEDMAN INDUSTRIES, INCORPORATED

7.   INDUSTRY SEGMENT DATA (Continued)

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups. Capital expenditures were related primarily to the construction of the Company’s pipe-finishing facility located in Lone Star, Texas. As of March 31, 2015, capitalized expenditures related to the construction of the facility totaled approximately $7,131,000.

8.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2015 and 2014:

	Quarter Ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Net sales	$27,904,521	$31,544,474	$23,552,636	$25,321,149
Gross profit	1,042,061	2,420,929	1,258,797	356,281
Net earnings (loss)	(118,250)	765,655	187,643	(452,718)
Basic(1)	(.02)	.11	.03	(.07)
Diluted(1)	(.02)	.11	.03	(.07)

	Quarter Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
Net sales	$29,582,144	$26,310,369	$28,274,696	$31,981,813
Gross profit	2,443,844	1,077,913	1,846,778	1,693,948
Net earnings	808,359	27,659	487,468	389,440
Basic	.12	.00	.07	.06
Diluted	.12	.00	.07	.06

(1)	The sum of the quarterly earnings per share does not equal the annual amount reported due to per share amounts being calculated independently for each quarter.

9.   SUBSEQUENT EVENTS

On May 8, 2015, the Company entered into a credit arrangement for a $5,000,000 revolving line of credit facility (the “Credit Facility”) with JPMorgan Chase Bank N.A. (the “Bank”). The Credit Facility expires on April 30, 2016. At the Company’s election, advances under the Credit Facility bear interest at either (1) the Bank’s prime rate minus 0.50% or (2) the applicable one-, two- or three-month LIBOR rate plus 2.5%. Interest payments on amounts advanced are due monthly. Advances under the Credit Facility are unsecured, but the Company entered into a Negative Pledge Agreement in favor of the Bank to not create or permit to exist any encumbrance or security interest with respect to its accounts receivable or inventory to any party without the written consent of the Bank. The Credit Facility contains financial covenants that require the Company to not permit: tangible net worth to be less than $57,000,000, ratio of total liabilities to tangible net worth to be greater than 1.00 to 1.00 and net income for any period of four consecutive fiscal quarters to be less than $1.00.

As of June 11, 2015, the Company has not advanced any amount under the Credit Facility.

FRIEDMAN INDUSTRIES, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Friedman Industries, Incorporated

Houston, Texas

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and its subsidiary (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Friedman Industries, Incorporated and its subsidiary as of March 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/    HEIN & ASSOCIATES LLP

Houston, Texas

June 11, 2015

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2015, our internal control over financial reporting is effective based on that criteria.

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

FRIEDMAN INDUSTRIES, INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2015 compared to year ended March 31, 2014

During the year ended March 31, 2015, sales, costs of goods sold and gross profit decreased $7,826,242, $5,841,827 and $1,984,415, respectively, from the comparable amounts recorded during the year ended March 31, 2014. The decrease in sales was related to both a decline in tons sold and a decrease in the average per ton selling price. Tons sold decreased from approximately 163,000 tons in fiscal 2014 to approximately 156,000 tons in fiscal 2015. The average per ton selling price decreased from approximately $712 per ton in fiscal 2014 to approximately $694 per ton in fiscal 2015. The decrease in costs of goods sold was related primarily to the decline in tons sold. The average per ton cost decreased from approximately $669 per ton in fiscal 2014 to approximately $662 per ton in fiscal 2015. The decrease in gross profit was related to the decline in sales and a decline in margins earned on sales. Gross profit as a percentage of sales decreased from approximately 6.1% in fiscal 2014 to approximately 4.7% in fiscal 2015.

Coil product segment sales increased $6,774,213 during fiscal 2015. This increase resulted from both an increase in the average selling price and an increase in coil tons sold. The average per ton selling price increased from approximately $710 per ton in fiscal 2014 to approximately $742 per ton in fiscal 2015. Coil tons sold increased from approximately 93,000 tons in fiscal 2014 to approximately 98,000 tons in fiscal 2015. The improvement in coil segment sales was primarily attributed to customers manufacturing products used in the commercial freight industry. The coil product segment recorded operating losses of $259,690 and $839,442 in fiscal 2015 and fiscal 2014, respectively. The Company continues to experience intense competition for sales resulting in compressed margins. Management believes these market conditions are due to the commoditized nature of hot-rolled sheet and plate.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2015, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased by $14,600,455 during fiscal 2015. This decrease resulted from a decline in tons sold and a decrease in the average selling price. Tubular tons sold decreased from approximately 70,000 tons in fiscal 2014 to approximately 58,000 tons in fiscal 2015. The decrease in tons sold was primarily attributed to a decline in sales of tubular products manufactured by the Company for use in the oil and gas industry. The average per ton selling price of tubular products decreased from approximately $715 per ton in fiscal 2014 to approximately $613 per ton in fiscal 2015. The decrease in average selling price per ton was primarily related to a change in the sales mix between pipe manufactured by the Company and mill reject pipe obtained from outside suppliers. Historically, manufactured pipe has had a higher average selling price per ton than mill reject pipe. Tubular product segment operating profit decreased $2,686,162 in fiscal 2015. Segment operating profits as a percentage of segment sales were approximately 7.3% and 10.6% in fiscal 2015 and 2014, respectively. In fiscal 2015, the tubular segment experienced a reduction in tons produced, which had the effect of increasing the per ton cost of production and decreasing margins earned. Management believes the lower demand for its tubular products is related to soft market conditions created by oversupply, foreign competition and a decline in the U.S. energy business.

U.S. Steel Tubular Products, Inc. (“USS”) has been the Company’s primary supplier of tubular products and coil material used in pipe manufacturing and has been a major customer of finished tubular products. Certain finished tubular products used in the energy business are manufactured by

FRIEDMAN INDUSTRIES, INCORPORATED

the Company and sold to USS. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Income taxes for fiscal 2015 decreased $520,296 from the amount recorded in fiscal 2014. This decrease was related primarily to the decrease in earnings before taxes in fiscal 2015.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2015. Current ratios were 18.9 and 7.7 at March 31, 2015 and March 31, 2014, respectively. Working capital was $47,466,244 at March 31, 2015 and $52,075,979 at March 31, 2014.

During the year ended March 31, 2015, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash was primarily used in the purchase of inventories, reduction of accounts payable, payment of dividends and expenditures related to the construction of the Company’s pipe-finishing facility. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company is continuing construction of its pipe-finishing facility in Lone Star, Texas. The Company currently estimates the total construction costs for the facility will be approximately $9,200,000. As of March 31, 2015, capitalized expenditures related to the construction of the facility totaled approximately $7,131,000. The Company expects the facility to be completed and operational in the second quarter of fiscal 2016.

Subsequent to year end, the Company entered into a Credit Agreement on May 8, 2015 with JPMorgan Chase Bank N.A. to provide a $5,000,000 revolving line of credit facility (the “Credit Facility”). The Credit Facility expires on April 30, 2016. The Company has not advanced any amounts under the Credit Facility as of June 11, 2015.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its strong balance sheet are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2015 and 2014, the Company believes that the general level of inflation had little effect on its operations.

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

FRIEDMAN INDUSTRIES, INCORPORATED

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2015	2014	2013	2012	2011	2010	2009	2008	2007		2006
Net sales	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619		$181,900,351
Net earnings	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)	$6,453,888
Current assets	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,31,369		$47,551,003
Current liabilities	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583		$18,383,193
Working capital	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786		$29,167,810
Total assets	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706		$55,930,889
Stockholders’ equity	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998		$37,097,335
Net earnings as a percent of Net sales	0.4	1.5	4.5	5.0	6.2	1.0	6.5	2.5	3.5		3.5
Stockholders’ equity	0.6	2.7	9.7	12.9	13.9	1.2	24.4	9.9	16.7		17.4
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577		7,072,637
Per share
Net earnings per share:
Basic	$0.06	$0.25	$0.90	$1.20	$1.20	$0.10	$2.01	$0.66	$1.05	(1)	$0.91
Stockholders’ equity	$9.30	$9.31	$9.26	$9.33	$8.65	$8.29	$8.25	$6.68	$6.30		$5.25
Cash dividends per common share	$0.07	$0.20	$0.97	$0.52	$0.84	$0.06	$0.37	$0.27	$0.34		$0.32

(1) Includes	an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.