Form 10-K, Exhibit 13
period 2016-03-31
FRIEDMAN INDUSTRIES INC
filed 2016-06-29
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2016

FRIEDMAN

INDUSTRIES,

INCORPORATED

2016

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2016	2015
Net sales	$81,631,382	$108,322,780
Net earnings	$294,000	$382,330
Net earnings per share (Basic)	$0.04	$0.06
Cash dividends per share	$0.04	$0.07
Stockholders’ equity	$63,239,047	$63,217,025
Working capital	$46,835,906	$47,466,244

TO OUR SHAREHOLDERS:

The Company continued to experience challenging market conditions during the year ended March 31, 2016. The Company earned $294,000 ($0.04 per share diluted) on sales of $81,631,382 in fiscal 2016 compared to earnings of $382,330 ($0.06 per share diluted) on sales of $108,322,780 in fiscal 2015.

Market conditions in fiscal 2016 were extremely volatile due primarily to a significant decline in steel prices and a prolonged recession in the U.S. energy industry. Despite the challenging market conditions, the Company remains in a strong financial position. Working capital at March 31, 2016 was $46,835,906 and the Company generated cash of approximately $3,000,000 from operating activities during fiscal 2016. Management is focused on balancing operational requirements with changing market conditions.

Construction continues on the pipe-finishing facility located in Lone Star, Texas as a component of the Company’s Texas Tubular Products division. The facility will focus primarily on threading and coupling oil country tubular goods. The construction remains on budget with approximately $8,784,000 capitalized toward the project as of March 31, 2016.

Robert Sparkman was promoted to Senior Vice President of Operations during fiscal 2016 and subsequent to year end was promoted to President and Chief Operating Officer. Mr. Sparkman previously served as Vice President of Sales for the Company’s coil division between 2002 and March 2015 and has been employed by the Company since 1979, providing him with over 36 years of experience. The Company is excited about Mr. Sparkman’s expanded role and leadership within the Company. During fiscal 2016, Ronald Burgerson, a Vice President of the Company, retired after 51 years of employment with the Company. The Company expresses its appreciation to Mr. Burgerson for his contributions during his many years of loyal service.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 11:00 a.m. (Central Time) on Thursday, September 1, 2016, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

William E. Crow

Chief Executive Officer

OFFICERS

William E. Crow

Chief Executive Officer

Robert Sparkman

President and Chief Operating Officer

Thomas N. Thompson

Senior Vice President — Sales and Marketing

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

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2016 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Vice President — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 62388, Houston, Texas 77205.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its coil processing facilities in Hickman, Arkansas (“Hickman”) and Decatur, Alabama (“Decatur”), the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with steel mills, importers and steel service centers. Each facility operates a cut-to-length line and a steel temper mill. The Company’s XSCP Division (“XSCP”) purchases and markets non-standard hot-rolled coils. XSCP routinely processes non-standard coils into flat, finished sheet and plate. XSCP operates at both Hickman and Decatur, which provide personnel, warehousing, processing and distribution services to XSCP. The Company purchases a substantial amount of its annual coil tonnage from Nucor Steel Company (“NSC”). Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business. The Company also processes customer-owned coils on a fee basis. Revenues generated from processing customer-owned coils are not material to the Company’s results of operations and financial condition.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 125 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks, steel buildings, farm machinery and equipment, construction equipment, transportation equipment, conveyors and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). TTP operates two pipe mills that are American Petroleum Institute-licensed to manufacture line and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP also maintains an extensive inventory of new mill reject pipe. The Company is currently constructing a pipe-finishing facility at TTP that will focus primarily on threading and coupling oil country tubular goods.

The Company sells pipe nationally to approximately 135 customers. The Company’s principal customers for these products are steel and pipe distributors, piling contractors and, historically, U.S. Steel Tubular Products, Inc. (“USS”), an affiliate of United States Steel Corporation. Historically, the Company has purchased steel coils from USS, converted these coils into line and oil country pipe, and sold this pipe to USS pursuant to orders received from USS. In recent years, orders from USS have declined due to the increased presence of low priced imported material. The Company has also purchased new mill reject pipe from USS and marketed it to other customers for structural and other miscellaneous applications. In March 2016, USS announced it was temporarily idling its Lone Star Tubular Operations facility due to weak market conditions. The Company is unable to provide an estimate of how long USS’s Lone Star facility will be idled. The Company expects orders from USS to remain low and supplies of new mill reject pipe from USS to be significantly reduced while USS’s Lone Star facility remains idled and the U.S. energy industry remains depressed. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 8 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

 RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2016		Fiscal 2015
	High	Low	High	Low
First Quarter	$6.95	$6.15	$8.79	$8.03
Second Quarter	6.73	5.62	8.80	7.91
Third Quarter	6.24	5.51	8.30	6.95
Fourth Quarter	5.88	4.35	7.24	6.05

 CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2016	Fiscal 2015
First Quarter	$.01	$.02
Second Quarter	.01	.02
Third Quarter	.01	.02
Fourth Quarter	.01	.01

The Company’s Common Stock is traded principally on the NYSE MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 27, 2016 was 235.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2016	2015
CURRENT ASSETS:
Cash	$2,796,762	$2,225,924
Accounts receivable, net of allowances for bad debts and cash discounts of $22,276 and $27,276 at March 31, 2016 and 2015, respectively	4,822,386	6,896,186
Inventories	41,939,128	40,850,666
Other	143,380	144,579
TOTAL CURRENT ASSETS	49,701,656	50,117,355
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,111,735	7,026,980
Machinery and equipment	30,903,321	30,690,049
Construction in progress	9,200,799	7,374,177
Less accumulated depreciation	(32,329,947)	(30,656,226)
	15,968,239	15,517,311
OTHER ASSETS:
Deferred income tax asset	408,502	187,358
Cash value of officers’ life insurance and other assets	812,000	1,136,000
TOTAL ASSETS	$66,890,397	$66,958,024

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2016	2015
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,476,699	$2,148,555
Dividends payable	67,994	67,994
Contribution to retirement plan	43,500	51,000
Employee compensation and related expenses	277,557	383,562
TOTAL CURRENT LIABILITIES	2,865,750	2,651,111
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	785,600	1,089,888
TOTAL LIABILITIES	3,651,350	3,740,999
COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 7,975,160 at March 31, 2016 and 2015, respectively	7,975,160	7,975,160
Additional paid-in capital	29,003,674	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2016 and 2015, respectively)	(5,475,964)	(5,475,964)
Retained earnings	31,736,177	31,714,155
TOTAL STOCKHOLDERS’ EQUITY	63,239,047	63,217,025
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$66,890,397	$66,958,024

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended March 31
	2016	2015
Net sales	$81,631,382	$108,322,780
Costs and expenses:
Cost of products sold	76,937,738	103,244,712
Selling, general and administrative	4,670,273	4,453,292
	81,608,011	107,698,004
EARNINGS FROM OPERATIONS	23,371	624,776
Interest and other income	375,310	61,040
EARNINGS BEFORE INCOME TAXES	398,681	685,816
Income taxes:
Current	325,825	680,842
Deferred	(221,144)	(377,356)
	104,681	303,486
NET EARNINGS	$294,000	$382,330
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444
Diluted	6,799,444	6,799,444
Net earnings per share:
Basic	$0.04	$0.06
Diluted	$0.04	$0.06

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2014	$7,975,160	$29,003,674	$(5,475,964)	$31,807,786
Net earnings	—	—	—	382,330
Cash dividends ($0.07 per share)	—	—	—	(475,961)
BALANCE AT MARCH 31, 2015	7,975,160	29,003,674	(5,475,964)	31,714,155
Net earnings	—	—	—	294,000
Cash dividends ($0.04 per share)	—	—	—	(271,978)
BALANCE AT MARCH 31, 2016	$7,975,160	$29,003,674	$(5,475,964)	$31,736,177

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2016	2015
OPERATING ACTIVITIES
Net earnings	$294,000	$382,330
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	1,673,721	1,721,625
Deferred taxes	(221,144)	(377,356)
Change in post-retirement benefits other than pensions	78,712	76,832
Changes in operating assets and liabilities:
Accounts receivable, net	2,073,800	2,451,103
Inventories	(1,088,462)	(5,562,107)
Other	1,199	(14,783)
Accounts payable and accrued expenses	328,144	(5,057,785)
Employee compensation and related expenses	(106,005)	7,702
Contribution to retirement plan	(7,500)	(1,500)
Net cash provided by (used in) operating activities	3,026,465	(6,373,939)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,124,649)	(5,876,205)
Increase in cash value of officers’ life insurance	(59,000)	(61,000)
Net cash used in investing activities	(2,183,649)	(5,937,205)
FINANCING ACTIVITIES
Cash dividends paid	(271,978)	(543,956)
Net cash used in financing activities	(271,978)	(543,956)
Increase (decrease) in cash	570,838	(12,855,100)
Cash at beginning of year	2,225,924	15,081,024
Cash at end of year	$2,796,762	$2,225,924

See accompanying notes.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $7,276 at both March 31, 2016 and March 31, 2015.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. At March 31, 2016 and March 31, 2015, replacement cost exceeded LIFO cost by approximately $1,731,000 and $4,139,000, respectively. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. LIFO inventories are valued at the lower of cost or market. All other inventories are valued at the lower of cost or net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2016	2015
Prime coil inventory	$14,168,626	$8,419,340
Non-standard coil inventory	992,163	1,804,635
Tubular raw material	1,566,048	1,888,849
Tubular finished goods	25,212,291	28,737,842
	$41,939,128	$40,850,666

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (years)		20
Machinery and equipment (years)		10
Yard improvements (years)	5	to	10
Loaders and other rolling stock (years)	5	to	10

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. At March 31, 2016, the Company determined impairment analysis of the pipe-finishing facility being constructed in Lone Star, Texas was necessary given the condition of the U.S. energy industry and the intentions of U.S. Steel Tubular Products, Inc. (“USS”) to idle its Lone Star Tubular Operations facility. The Company concluded that fair value of the finishing-facility exceeds the asset’s carrying amount plus the estimated cost to complete the facility. Accordingly, no impairment loss was recognized at March 31, 2016.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $785,600 and $1,089,888 at March 31, 2016 and March 31, 2015, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in fiscal 2016 or 2015. The Company paid income taxes of approximately $381,000 and $688,000 in fiscal 2016 and 2015, respectively. In both fiscal 2016 and 2015, noncash financing activity consisted of accrued dividends of $67,994. Fiscal 2016 included a $383,000 noncash transaction to transfer ownership of a life insurance policy from the Company to an officer upon retirement.

INCOME TAXES:    The Company accounts for income taxes under the liability method, whereby the Company recognizes deferred tax assets and liabilities, which represent differences between the financial and income tax reporting bases of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidences, the likelihood that the deferred tax assets will be recovered from future taxable income.

The Company has also analyzed tax positions taken on tax returns filed and does not believe that any are more likely than not to be overturned by the respective tax jurisdiction. Therefore, no liability for uncertain tax positions has been recognized.

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include the fair value conclusion of the pipe-finishing facility impairment analysis, valuation of LIFO inventories in the Company’s quarterly reporting and determination of the allowance for doubtful accounts. The pipe-finishing facility impairment analysis requires assumptions related to replacement cost of the facility and the impact of current and future market conditions. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

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

ECONOMIC RELATIONSHIP:    Nucor Steel Company and USS supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Historically, the Company has derived a significant amount of revenue by selling manufactured pipe to USS. In fiscal years 2016 and 2015, sales of manufactured pipe to USS declined and did not account for a significant portion of total Company sales. Total sales to USS in fiscal 2016 were less than 1% of total Company sales. Total sales to USS in fiscal 2015 were approximately 6% of total Company sales. In March 2016, USS announced it was temporarily idling its Lone Star Tubular Operations facility due to weak market conditions. The Company is unable to provide an estimate of how long USS’s Lone Star facility will be idled. The Company expects orders from USS to remain low and supplies of steel products from USS to be significantly reduced while USS’s Lone Star facility remains idled. Sales of coil products to Trinity Industries, Inc. accounted for approximately 35% and 21% of total Company sales in fiscal 2016 and 2015, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2016. Loss of USS or Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:    Effective for the quarter ended September 30, 2015, the Company early adopted new accounting guidance issued by the Financial Accounting Standards Board (“FASB”) in Accounting Standards Update No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 requires an entity to measure most inventory at the lower of cost or net realizable value, thereby simplifying the prior guidance requiring inventory measurement at the lower of cost or market. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonable predictable costs of completion, disposal and transportation. ASU 2015-11 does not apply to inventories that are measured using either the last-in, first-out (“LIFO”) method or the retail inventory method. Therefore, the lower of cost or market valuation will continue as the appropriate measurement for inventories valued using the LIFO method or the retail inventory method. The Company applied ASU 2015-11 prospectively beginning with the quarter ended September 30, 2015.

Effective for the quarter ended December 31, 2015, the Company early adopted new accounting guidance issued by the FASB in Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires an entity to classify deferred tax liabilities and assets as noncurrent items in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of an entity be offset and presented as a single amount is not affected by the amendments of ASU 2015-17. The Company applied ASU 2015-17 prospectively beginning with the quarter ended December 31, 2015.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a new lease accounting standard that requires lessees to recognize a right of use asset and related lease liability for most leases having lease terms of more than 12 months.  Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases.  This new guidance is effective for annual and interim periods beginning after December 15, 2018, but can be early adopted.  The Company is evaluating the impact that adoption of the provisions of ASU 2016-02 will have on its consolidated financial statements but does not expect a material impact.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 states that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The update supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016; early application is not permitted. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date (“ASU 2015-14”). ASU 2015-14 defers the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and only permits entities to adopt the standard one year earlier as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact that adoption of the provisions of ASU 2014-09 will have on its consolidated financial statements but does not expect a material impact.

2.	EQUITY COMPENSATION PLANS AND CAPITAL STOCK

In fiscal 2016 and 2015, the Company maintained no equity compensation plans. Accordingly, no equity compensation was outstanding or granted in either fiscal year.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2016 or March 31, 2015.

3.	DEBT

On May 8, 2015, the Company entered into a credit arrangement for a $5,000,000 revolving line of credit facility (the “Credit Facility”) with JPMorgan Chase Bank N.A. The Credit Facility expired on April 30, 2016. The Credit Facility contained financial covenants that required the Company to not permit: tangible net worth to be less than $57,000,000, ratio of total liabilities to tangible net worth to be greater than 1.00 to 1.00 and net income for any period of four consecutive fiscal quarters to be less than $1.00. At March 31, 2016, the Company did not have borrowings outstanding under the Credit Facility and was not in violation of any of the foregoing financial covenants.

4.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for its Longview, Texas and Humble, Texas office buildings, which expire April 30, 2018 and December 31, 2016, respectively. The following is a schedule of future minimum annual rental payments for the next five years required under these operating leases as of March 31, 2016:

2017	$61,106
2018	32,736
2019	2,728
2020	—
2021	—
Total	$96,570

Rental expenses for leased properties were approximately $70,500 during both fiscal 2016 and 2015.

5.	EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2016	2015
Basic
Net earnings	$294,000	$382,330
Weighted average common shares	6,799,444	6,799,444
Dilutive
Net earnings	$294,000	$382,330
Weighted average common shares and common share equivalents	6,799,444	6,799,444

6.	INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2016	2015
Federal
Current	$274,947	$519,271
Deferred	(221,144)	(377,356)
	53,803	141,915
State
Current	50,878	161,571
	50,878	161,571
Total	$104,681	$303,486

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2016	2015
Income tax expense at U.S. federal statutory rate	34.0%	34.0%
Benefit of tax deduction allowed to manufacturing companies	(6.6)	(7.0)
Current year state and local income taxes net of federal income tax benefit	8.4	7.3
Other	(9.5)	10.0
Provision for income taxes	26.3%	44.3%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2013 through March 31, 2015. State and local returns may be subject to examination for fiscal years ended March 31, 2012 through March 31, 2015.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2016	2015
Deferred tax liabilities:
Depreciation	$(871,665)	$(1,231,047)
Total deferred tax liabilities	(871,665)	(1,231,047)
Deferred tax assets:
Inventory capitalization	179,956	201,094
LIFO Inventory	783,645	783,645
Postretirement benefits other than pensions	267,104	370,562
Other	49,462	63,104
Total deferred tax assets	1,280,167	1,418,405
Net deferred tax asset	$408,502	$187,358

7.	RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $180,000 for the year ended March 31, 2016, and $190,000 for the year ended March 31, 2015. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $40,000 and $44,000 for the years ended March 31, 2016 and 2015, respectively.

8.	INDUSTRY SEGMENT DATA

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

	Year Ended March 31
	2016	2015
NET SALES:
Coil	$66,114,148	$72,913,058
Tubular	15,517,234	35,409,722
TOTAL NET SALES	$81,631,382	$108,322,780
OPERATING PROFIT (LOSS):
Coil	$5,098,322	$(259,690)
Tubular	(3,097,409)	2,602,210
TOTAL OPERATING PROFIT	2,000,913	2,342,520
General corporate expenses	(1,977,542)	(1,717,744)
Interest and other income	375,310	61,040
TOTAL EARNINGS BEFORE INCOME TAXES	$398,681	$685,816
IDENTIFIABLE ASSETS:
Coil	$25,316,558	$21,248,710
Tubular	37,543,446	42,143,785
	62,860,004	63,392,495
General corporate assets	4,030,393	3,565,529
TOTAL ASSETS	$66,890,397	$66,958,024
DEPRECIATION:
Coil	$1,153,519	$1,141,567
Tubular	510,427	571,086
Corporate and other	9,775	8,972
	$1,673,721	$1,721,625
CAPITAL EXPENDITURES:
Coil	$422,481	$229,425
Tubular	1,695,512	5,646,780
Corporate and other	6,656	—
	$2,124,649	$5,876,205

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, accrued profit sharing expense, accrued quarterly incentive bonuses, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups. Capital expenditures were related primarily to the construction of the Company’s pipe-finishing facility located in Lone Star, Texas. As of March 31, 2016, capitalized expenditures related to the construction of the facility totaled approximately $8,784,000.

9.	SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2016 and 2015:

	Quarter Ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Net sales	$23,968,569	$23,165,705	$18,548,247	$15,948,861
Gross profit	2,141,893	907,703	1,467,289	176,759
Net earnings (loss)	525,949	(193,294)	485,120	(523,775)
Basic (1)	.08	(.03)	.07	(.08)
Diluted (1)	.08	(.03)	.07	(.08)

	Quarter Ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Net sales	$27,904,521	$31,544,474	$23,552,636	$25,321,149
Gross profit	1,042,061	2,420,929	1,258,797	356,281
Net earnings (loss)	(118,250)	765,655	187,643	(452,718)
Basic (1)	(.02)	.11	.03	(.07)
Diluted (1)	(.02)	.11	.03	(.07)

(1)	The sum of the quarterly earnings per share may not equal the annual amount reported due to per share amounts being calculated independently for each quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Friedman Industries, Incorporated and its subsidiary as of March 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ HEIN & ASSOCIATES LLP

Houston, Texas

June 29, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2016, our internal control over financial reporting is effective based on that criteria.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2016 compared to year ended March 31, 2015

During the year ended March 31, 2016, sales, costs of goods sold and gross profit decreased $26,691,398, $26,306,974 and $384,424, respectively, from the comparable amounts recorded during the year ended March 31, 2015. The decrease in sales was related to both a decline in tons sold and a decrease in the average per ton selling price. Tons sold decreased from approximately 156,000 tons in fiscal 2015 to approximately 148,500 tons in fiscal 2016. The average per ton selling price decreased from approximately $694 per ton in fiscal 2015 to approximately $550 per ton in fiscal 2016. The average per ton cost decreased from approximately $662 per ton in fiscal 2015 to approximately $518 per ton in fiscal 2016. Gross profit as a percentage of sales increased from approximately 4.7% in fiscal 2015 to approximately 5.7% in fiscal 2016.

Coil product segment sales decreased $6,798,910 during fiscal 2016. This decrease resulted from a decline in the average selling price partially offset by an increase in coil tons sold. The average per ton selling price decreased from approximately $742 per ton in fiscal 2015 to approximately $551 per ton in fiscal 2016. Coil tons sold increased from approximately 98,000 tons in fiscal 2015 to approximately 120,000 tons in fiscal 2016. The improvement in coil segment sales volume was primarily attributable to sales to customers manufacturing products used in the commercial freight industry. The coil product segment recorded an operating profit of $5,098,322 in fiscal 2016 and an operating loss of $259,690 in fiscal 2015. In fiscal 2016, the coil segment results benefitted from a decline in the cost of hot-rolled steel coils and an increase in tons sold. The coil product segment’s prime coil inventory is valued using the last-in, first-out (“LIFO”) method. It is characteristic of the LIFO method for costs of goods sold to be lower during periods of declining costs and for costs of goods sold to be higher during periods of rising costs. The price of hot-rolled steel coils declined significantly during the first nine months of fiscal 2016 before stabilizing and increasing slightly during the last three months of fiscal 2016. The Company continues to experience intense competition for sales due to the general availability of both domestic and foreign hot-rolled sheet and plate.

The Company is primarily dependent on Nucor Steel Company (“NSC”) for its supply of coil inventory. In fiscal 2016, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased by $19,892,488 during fiscal 2016. This decrease resulted from a decline in tons sold and a decrease in the average selling price. Tubular tons sold decreased from approximately 58,000 tons in fiscal 2015 to approximately 28,500 tons in fiscal 2016. The average per ton selling price of tubular products decreased from approximately $613 per ton in fiscal 2015 to approximately $544 per ton in fiscal 2016. The tubular product segment recorded an operating loss of $3,097,409 in fiscal 2016 and an operating profit of $2,602,210 in fiscal 2015. Tubular segment results for fiscal 2016 were negatively impacted by low market prices driven by a decline in the U.S. energy business, reduced steel prices and intense competition for limited demand. The recession of the U.S. energy business directly reduced the demand for the segment’s products used in the oil and gas industry but also had a negative indirect impact on the segment’s other products as most pipe distributors, the segment’s primary customers, were reluctant to make purchases. In fiscal 2016, the Company experienced a reduction in tons produced, which had the effect of increasing the per ton cost of production and decreasing margins earned. Management believes the lower demand for its tubular products is related to soft market conditions created by oversupply, foreign competition and a decline in the U.S. energy business.

U. S. Steel Tubular Products, Inc. (“USS”) has been the primary supplier of new mill reject pipe to the Company and a significant customer of the Company’s manufactured tubular products used in the energy business. Historically, the Company’s manufactured tubular products sold to USS were produced from coil material purchased from USS. In recent years, sales of tubular products to USS have declined. Management believes the downward trend is a direct impact of the increased presence of low-priced imported material. In fiscal years 2016 and 2015, sales to USS were also negatively affected by a decline in the U.S. energy business. In March 2016, USS announced it was temporarily idling its Lone Star Tubular Operations facility due to weak market conditions. The Company is unable to provide an estimate of how long USS’s Lone Star facility will be idled. The Company expects orders from USS to remain low and supplies of new mill reject pipe from USS to be significantly reduced while USS’s Lone Star facility remains idled and the U.S. energy industry remains depressed. The Company continues to manufacture pipe for sale to customers other than USS and sources coil material for this pipe production from domestic steel mills other than USS. Accordingly, the Company does not believe the idling of any USS facility will impact the ability of the Company to receive adequate coil supply for pipe manufacturing demands. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Other income for fiscal 2016 increased $314,270 from the amount recorded in fiscal 2015. This increase was related primarily to a $316,310 settlement received by the Company as a member of the settlement class related to steel antitrust litigation brought against certain steel manufacturers. The litigation continues against certain non-settling defendants but the Company is unable to estimate the amount of future proceeds, if any, to be received.

Income taxes for fiscal 2016 decreased $198,805 from the amount recorded in fiscal 2015. This decrease was related primarily to the decrease in earnings before taxes in fiscal 2016.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2016. Current ratios were 17.3 and 18.9 at March 31, 2016 and March 31, 2015, respectively. Working capital was $46,835,906 at March 31, 2016 and $47,466,244 at March 31, 2015.

During the year ended March 31, 2016, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash increased as a result of operating activities partially offset by purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company is continuing construction of its pipe-finishing facility in Lone Star, Texas. The Company currently estimates the total construction costs for the facility will be approximately $9,200,000. As of March 31, 2016, capitalized expenditures related to the construction of the facility totaled approximately $8,784,000. The Company expects construction of the facility to be completed in the second quarter of fiscal 2017.

At March 31, 2016, the Company had a $5,000,000 revolving line of credit facility (the “Credit Facility”) in place with JPMorgan Chase Bank N.A. The Credit Facility expired on April 30, 2016. The Company did not borrow any amounts under the Credit Facility during fiscal 2016 or subsequent to year end.

The Company believes that its current cash position along with cash flows from operations and borrowing capability are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2016 and 2015, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates that are subject to the Company’s assumptions include the fair value conclusion of the pipe-finishing facility impairment analysis, valuation of LIFO inventories in the Company’s quarterly reporting and determination of the allowance for doubtful accounts. The pipe-finishing facility impairment analysis requires assumptions related to replacement cost of the facility and the impact of current and future market conditions. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Net sales	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110	$199,726,619
Net earnings	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127	$7,018,318	(1)
Current assets	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594	$51,731,369
Current liabilities	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366	$23,266,583
Working capital	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228	$28,464,786
Total assets	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392	$65,871,706
Stockholders’ equity	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741	$42,109,998
Net earnings as a percent of Net sales	0.4	0.4	1.5	4.5	5.0	6.2	1.0	6.5	2.5	3.5
Stockholders’ equity	0.5	0.6	2.7	9.7	12.9	13.9	1.2	24.4	9.9	16.7
Weighted average number of common shares outstanding:
Basic	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942	6,685,577
Per share
Net earnings per share:
Basic	$0.04	$0.06	$0.25	$0.90	$1.20	$1.20	$0.10	$2.01	$0.66	$1.05	(1)
Stockholders’ equity	$9.30	$9.30	$9.31	$9.26	$9.33	$8.65	$8.29	$8.25	$6.68	$6.30
Cash dividends per common share	$0.04	$0.07	$0.20	$0.97	$0.52	$0.84	$0.06	$0.37	$0.27	$0.34

(1) Includes an after tax gain of $866,474 ($.13 per share basic) related to a gain on the sale of assets.