Form 10-K, Exhibit 13
period 2017-03-31
FRIEDMAN INDUSTRIES INC
filed 2017-06-29
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2017

FRIEDMAN

INDUSTRIES,

INCORPORATED

2017

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2017	2016
Net sales	$77,756,055	$81,631,382
Net earnings (loss)	$(2,678,684)	$294,000
Net earnings (loss) per share (Basic)	$(0.39)	$0.04
Cash dividends per share	$0.04	$0.04
Stockholders’ equity	$60,356,425	$63,239,047
Working capital	$43,076,246	$46,835,906

TO OUR SHAREHOLDERS:

Fiscal year 2017 proved to be extremely challenging and the Company regrets to report its first fiscal year loss in Company history. The Company recorded a net loss of $2,678,684 ($0.39 loss per share diluted) on sales of $77,756,055 in fiscal 2017 compared to earnings of $294,000 ($0.04 earnings per share diluted) on sales of $81,631,382 in fiscal 2016.

The Company’s results for fiscal 2017 were negatively impacted by the prolonged downturn in the energy markets and the application of the LIFO method of accounting within the Company’s coil segment.

Market conditions for the Company’s products continue to be challenged by tepid demand in an oversupplied market for both tubular and coil products. Despite these challenges, the Company remains fiscally fit and has a strong working capital position. Managing operational requirements with changing market conditions continues to be a primary focus of management.

Subsequent to year end, the Company completed construction on the pipe-finishing facility located in Lone Star, Texas and commenced operations in May 2017.

William E. Crow retired from the Company as Chief Executive Officer on March 31, 2017. The Company expresses its deep appreciation for Mr. Crow’s many years of valued and successful leadership.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:30 a.m. (Central Time) on Thursday, August 31, 2017, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

Robert Sparkman

President and Chief Executive Officer

OFFICERS

Robert Sparkman

President and Chief Executive Officer

Thomas N. Thompson

Senior Vice President — Sales and Marketing

Howard Henderson

Vice President of Operations — Texas Tubular Division

Jonathan Holcomb

Vice President of Sales — Coil Divisions

Alex LaRue

Vice President — Secretary and Treasurer

Robert McCain

Vice President — Decatur Facility

Dale Ray

Vice President

Steve Teeter

Vice President — Hickman Facility

Michael Thompson

Vice President of Sales — Tubular Division

Charles W. Hall

Assistant Secretary

COMPANY OFFICES AND WEB SITE

    CORPORATE OFFICE & COIL PRODUCTS SALES OFFICE

    1121 Judson Road, Suite 124

    Longview, Texas 75601

    903-758-3431

    TUBULAR PRODUCTS SALES OFFICE

    3681 FM 250

    Lone Star, Texas 75668

    903-639-2511

    WEB SITES

    www.friedmanindustries.com

    www.texastubular.com

COUNSEL

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010

AUDITORS

Hein & Associates LLP

500 Dallas Street, Suite 2500

Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

DIRECTORS

Durga D. Agrawal

President, Piping Technology & Products, Inc. (pipe fabrication)

Houston, Texas

William E. Crow

Former Chief Executive Officer of the Company

Longview, Texas

Charles W. Hall

Norton Rose Fulbright US LLP (law firm)

Houston, Texas

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Mike Taylor

Retired; formerly, President, Cargill Metals Supply Chain (steel processing and distribution)

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2017 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Vice President — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is engaged in steel processing, pipe manufacturing and processing and steel and pipe distribution.

At its coil processing facilities in Hickman, Arkansas (“Hickman”) and Decatur, Alabama (“Decatur”), the Company processes hot-rolled steel coils into flat, finished sheet and plate and sells these products on a wholesale, rapid-delivery basis in competition with other processors of hot-rolled steel coils. Each facility operates a cut-to-length line and a steel temper mill. The Company’s XSCP Division (“XSCP”) purchases and markets non-standard hot-rolled coils. XSCP routinely processes non-standard coils into flat, finished sheet and plate. XSCP operates at both Hickman and Decatur, which provide personnel, warehousing, processing and distribution services to XSCP. The Hickman and Decatur processing facilities are located in close proximity to steel mills operated by Nucor Steel Company (“NSC”). The Company purchases a significant amount of its hot-rolled steel coils from these NSC mills. Loss of NSC as a source of coil supply could have a material adverse effect on the Company’s business. The Company also processes customer-owned coils on a fee basis. Revenues generated from processing customer-owned coils are not material to the Company’s results of operations and financial condition.

The Company sells its coil products and processing services directly through the Company’s own sales force to approximately 150 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. These products and services are sold principally to steel distributors and to customers fabricating steel products such as storage tanks and containers, steel buildings, construction equipment, transportation equipment and other similar products.

The Company, through its Texas Tubular Products Division (“TTP”) located in Lone Star, Texas, manufactures, purchases, processes and markets tubular products (“pipe”). TTP operates two pipe mills that are American Petroleum Institute (“API”) licensed to manufacture line and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP also maintains an extensive inventory of new mill reject pipe. In May 2017, TTP placed into service its newly constructed pipe-finishing facility. The facility threads and couples oil country tubular goods (“OCTG”) and performs other processing and testing services that are customary in the OCTG finishing process. The facility focuses on threading semi-premium connections but is also licensed to thread API connections.

The Company sells pipe nationally to approximately 110 customers. The Company’s principal customers for these products are steel and pipe distributors.

U.S. Steel Tubular Products, Inc. (“USS”) has been the primary supplier of new mill reject pipe to the Company and a significant customer of the Company’s manufactured tubular products used in the energy business. Historically, the Company’s manufactured tubular products sold to USS were produced from coil material purchased from USS. Sales of tubular products to USS have declined in recent years and in fiscal 2017 no sales were recorded to USS. Management believes the downward trend is a direct impact of the increased presence of low-priced imported material and a recent recession in the U.S. energy business. The Company is unable to provide an estimate of the timing or quantity of future pipe orders from USS. In March 2016, USS announced it was temporarily idling pipe production at its Lone Star Tubular Operations facility due to weak market conditions. In December 2016, USS announced plans to permanently idle its #1 welded pipe mill at the Lone Star facility. In May 2017, USS resumed production at their Lone Star facility’s #2 welded pipe mill. The Company expects the volume and size range of new mill reject pipe supply from USS to be reduced given the permanent idling of the Lone Star facility’s #1 pipe mill. The Company continues to manufacture pipe for sale to customers other than USS and sources coil material for this pipe production from domestic steel mills other than USS. Accordingly, the Company does not believe the idling of any USS facility will impact the ability of the Company to receive adequate coil supply for pipe manufacturing demands. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 7 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2017		Fiscal 2016
	High	Low	High	Low
First Quarter	$6.24	$5.33	$6.95	$6.15
Second Quarter	5.93	5.22	6.73	5.62
Third Quarter	6.78	4.99	6.24	5.51
Fourth Quarter	7.27	6.11	5.88	4.35

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2017	Fiscal 2016
First Quarter	$.01	$.01
Second Quarter	.01	.01
Third Quarter	.01	.01
Fourth Quarter	.01	.01

The Company’s Common Stock is traded principally on the NYSE MKT (trading symbol FRD).

The approximate number of shareholders of record of the Company as of May 26, 2017 was 230.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2017	2016
CURRENT ASSETS:
Cash	$1,461,695	$2,796,762
Accounts receivable, net of allowances for bad debts and cash discounts of $27,276 and $22,276 at March 31, 2017 and 2016, respectively	8,939,051	4,822,386
Inventories	34,918,550	41,939,128
Other	113,540	143,380
TOTAL CURRENT ASSETS	45,432,836	49,701,656
PROPERTY, PLANT AND EQUIPMENT:
Land	1,082,331	1,082,331
Buildings and yard improvements	7,111,735	7,111,735
Machinery and equipment	31,451,479	30,903,321
Construction in progress	9,451,972	9,200,799
Less accumulated depreciation	(33,924,353)	(32,329,947)
	15,173,164	15,968,239

OTHER ASSETS:
Deferred income tax asset	1,165,950	408,502
Federal income taxes recoverable	913,347	—
Cash value of officers’ life insurance and other assets	578,000	812,000
TOTAL ASSETS	$63,263,297	$66,890,397

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2017	2016
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,003,661	$2,476,699
Dividends payable	70,094	67,994
Contribution to retirement plan	42,000	43,500
Employee compensation and related expenses	240,835	277,557
TOTAL CURRENT LIABILITIES	2,356,590	2,865,750
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	550,282	785,600
TOTAL LIABILITIES	2,906,872	3,651,350
COMMITMENTS AND CONTINGENCIES (SEE NOTE 3)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,185,160 and 7,975,160 at March 31, 2017 and 2016, respectively	8,185,160	7,975,160
Additional paid-in capital	28,865,914	29,003,674
Treasury stock at cost (1,175,716 shares at March 31, 2017 and 2016, respectively)	(5,475,964)	(5,475,964)
Retained earnings	28,781,315	31,736,177
TOTAL STOCKHOLDERS’ EQUITY	60,356,425	63,239,047
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,263,297	$66,890,397

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31
	2017	2016
Net sales	$77,756,055	$81,631,382
Costs and expenses:
Cost of products sold	77,947,677	76,937,738
Selling, general and administrative	4,018,199	4,670,273
	81,965,876	81,608,011
EARNINGS (LOSS) FROM OPERATIONS	(4,209,821)	23,371
Interest and other income	59,005	375,310
EARNINGS (LOSS) BEFORE INCOME TAXES	(4,150,816)	398,681
Provision for (benefit from) income taxes:
Current	(714,684)	325,825
Deferred	(757,448)	(221,144)
	(1,472,132)	104,681
NET EARNINGS (LOSS)	$(2,678,684)	$294,000
Weighted average number of common shares outstanding:
Basic	6,851,944	6,799,444
Diluted	6,851,944	6,799,444
Net earnings (loss) per share:
Basic	$(0.39)	$0.04
Diluted	$(0.39)	$0.04

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2015	$7,975,160	$29,003,674	$(5,475,964)	$31,714,155
Net earnings	—	—	—	294,000
Cash dividends ($0.04 per share)	—	—	—	(271,978)
BALANCE AT MARCH 31, 2016	7,975,160	29,003,674	(5,475,964)	31,736,177
Net loss	—	—	—	(2,678,684)
Issuance of restricted stock	210,000	(137,760)	—	—
Cash dividends ($0.04 per share)	—	—	—	(276,178)
BALANCE AT MARCH 31, 2017	$8,185,160	$28,865,914	$(5,475,964)	$28,781,315

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2017	2016
OPERATING ACTIVITIES
Net earnings (loss)	$(2,678,684)	$294,000
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation	1,594,406	1,673,721
Deferred taxes	(757,448)	(221,144)
Compensation expense for restricted stock	72,240	—
Change in post-retirement benefits other than pensions	57,682	78,712
Changes in operating assets and liabilities:
Accounts receivable, net	(4,116,665)	2,073,800
Inventories	7,020,578	(1,088,462)
Federal income taxes recoverable	(913,347)	—
Other	29,840	1,199
Accounts payable and accrued expenses	(473,038)	328,144
Employee compensation and related expenses	(36,722)	(106,005)
Contribution to retirement plan	(1,500)	(7,500)
Net cash provided by (used in) operating activities	(202,658)	3,026,465
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(799,331)	(2,124,649)
Increase in cash value of officers’ life insurance	(59,000)	(59,000)
Net cash used in investing activities	(858,331)	(2,183,649)
FINANCING ACTIVITIES
Cash dividends paid	(274,078)	(271,978)
Net cash used in financing activities	(274,078)	(271,978)
Increase (decrease) in cash	(1,335,067)	570,838
Cash at beginning of year	2,796,762	2,225,924
Cash at end of year	$1,461,695	$2,796,762

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $7,276 at both March 31, 2017 and March 31, 2016.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. The Company’s LIFO reserve was approximately $5,593,000 and $2,000,500 at March 31, 2017 and 2016, respectively. The LIFO reserve signifies the difference between LIFO value used for financial reporting and the value under weighted average cost used for the Company’s internal perpetual inventory records. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. LIFO inventories are valued at the lower of cost or market. All other inventories are valued at the lower of cost or net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2017	2016
Prime coil inventory	$8,481,605	$14,168,626
Non-standard coil inventory	1,119,170	992,163
Tubular raw material	1,480,730	1,566,048
Tubular finished goods	23,837,045	25,212,291
	$34,918,550	$41,939,128

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (years)		20
Machinery and equipment (years)		10
Yard improvements (years)	5	to	10
Loaders and other rolling stock (years)	5	to	10

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairments were necessary at March 31, 2017 or 2016.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $550,282 and $785,600 at March 31, 2017 and March 31, 2016, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are credited for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid no interest in fiscal 2017 or 2016. The Company paid income taxes of approximately $13,500 and $381,000 in fiscal 2017 and 2016, respectively. Noncash financing activity consisted of accrued dividends of $70,094 and $67,994 in fiscal 2017 and 2016, respectively. There were noncash transactions of $293,000 and $383,000 in fiscal 2017 and 2016, respectively, for the transfer of ownership of life insurance policies from the Company to officers upon their retirement.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include valuation of LIFO inventories in the Company’s quarterly reporting and determination of the allowance for doubtful accounts. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

FINANCIAL INSTRUMENTS:    Since the Company’s financial instruments are considered short-term in nature, their carrying values approximate fair value.

EARNINGS PER SHARE:   The Company uses the two-class method of calculating earnings per share, which determines earnings per share for each class of common stock and participating security as if all earnings of the period had been distributed. As the holders of restricted stock are entitled to vote and receive dividends during the restriction period, unvested shares of restricted stock qualify as participating securities. Unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, unvested restriced shares are included in the basic computation of earnings per share. Net income per basic common share is computed using the weighted average number of common shares and participating securities outstanding during the period. Net income per diluted common share is computed using the weighted average number of common shares, participating securities and potential common shares outstanding during the period.

ECONOMIC RELATIONSHIP:    Nucor Steel Company and USS supply a significant amount of steel products to the Company. Loss of either of these mills as a source of supply could have a material adverse effect on the Company. Historically, USS has been the primary supplier of new mill reject pipe to the Company. In March 2016, USS announced it was temporarily idling pipe production at its Lone Star Tubular Operations facility due to weak market conditions. In December 2016, USS announced plans to permanently idle its #1 welded pipe mill at the Lone Star facility. In May 2017, USS resumed production at their Lone Star facility’s #2 welded pipe mill. The Company expects the volume and size range of new mill reject pipe supply from USS to be reduced given the permanent idling of the Lone Star facility’s #1 pipe mill. Sales of coil products to Trinity Industries, Inc. accounted for approximately 28% and 35% of total Company sales in fiscal 2017 and 2016, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2017. Loss of Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:    In the fourth quarter of fiscal 2017, the Company adopted Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (“ASU 2016-09”). ASU 2016-09 provides new accounting guidance that amends the accounting for employee share-based payment transactions. This new standard requires income statement recognition of all tax effects, including all excess tax benefits and tax deficiencies, resulting from the settlement of share-based awards in the reporting period in which they occur. The standard also requires that all tax-related cash flows resulting from share-based payments, including the excess tax benefits and tax deficiencies related to the settlement of stock-based awards, be classified as cash flows from operating activities, and that cash paid by directly withholding shares for tax purposes be classified as a financing activity in the statement of cash flows. The standard also allows companies to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current guidance, or account for forfeitures as they occur. The Company elects to account for forfeitures as they occur. All aspects of this guidance is applied prospectively for the Company beginning on January 1, 2017 given that the Company had no outstanding equity based compensation as of January 1, 2017. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows by adding or clarifying guidance on eight specific cash flow issues. This new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact that adoption of the provisions of ASU 2016-15 will have on its consolidated financial statements but does not expect a material impact.

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

2.   EQUITY COMPENSATION PLANS AND CAPITAL STOCK

On September 1, 2016, the Friedman Industries, Incorporated 2016 Restricted Stock Plan (the “Plan”) was approved by the Company’s shareholders. On December 21, 2016, the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission related to the Plan. The Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) and continues indefinitely until terminated by the Board or until all shares allowed by the Plan have been awarded and earned. The aggregate number of shares of the Company’s Common Stock eligible for award under the Plan is 500,000 shares. Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the employees to whom awards will be granted and shall determine the amount and applicable restrictions of each award. Forfeitures are accounted for upon their occurrence.

Restricted stock awards totaling 210,000 shares were granted on January 4, 2017 with five year cliff vesting restrictions (i.e., vesting for 100% of the awarded shares occurs only upon January 4, 2022). No other shares have been awarded under the Plan. The grant date fair value of the awarded shares is $1,444,800 and will be recognized as compensation expense over the 60 month requisite service period. The Company recorded compensation expense of $72,240 in fiscal 2017 relating to stock awards issued under the Plan. In fiscal 2016, the Company maintained no equity compensation plans.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2017 or March 31, 2016.

3.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable operating lease for its Longview, Texas office space, which expires April 30, 2018. The following is a schedule of future minimum annual rental payments for the next five years required under this operating lease as of March 31, 2017:

2018	$32,736
2019	2,728
2020	—
2021	—
2022	—
Total	$35,464

The Company's lease of office space in Humble, Texas expired during fiscal 2017 and was not renewed. Rental expenses for leased properties were approximately $64,400 and $70,500 during fiscal 2017 and 2016, respectively.

4.   EARNINGS PER SHARE

Basic and dilutive net earnings (loss) per share is computed based on the following information:

	Year Ended March 31
	2017	2016
Basic
Net earnings (loss)	$(2,678,684)	$294,000
Weighted average common shares	6,851,944	6,799,444
Dilutive
Net earnings (loss)	$(2,678,684)	$294,000
Weighted average common shares and common share equivalents	6,851,944	6,799,444

5.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2017	2016
Federal
Current	$(714,684)	$274,947
Deferred	(644,865)	(221,144)
	(1,359,549)	53,803
State
Current	—	50,878
Deferred	(112,583)	—
	(112,583)	50,878
Total	$(1,472,132)	$104,681

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2017		2016
Income tax expense (benefit) at U.S. federal statutory rate	(34.0%	)	34.0%
Benefit of tax deduction allowed to manufacturing companies	—		(6.6)
Current year state and local income taxes net of federal income tax benefit	(1.7)		8.4
Other	0.2		(9.5)
Provision for (benefit from) income taxes	(35.5%	)	26.3%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2014 through March 31, 2016. State and local returns may be subject to examination for fiscal years ended March 31, 2013 through March 31, 2016.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2017	2016
Deferred tax liabilities:
Depreciation	$(507,970)	$(871,665)
Total deferred tax liabilities	(507,970)	(871,665)
Deferred tax assets:
Inventory capitalization	166,979	179,956
LIFO Inventory	783,645	783,645
Postretirement benefits other than pensions	187,096	267,104
Net operating loss carryforward - Federal	343,729	—
Net operating loss carryforward - State	112,583	—
Other	79,888	49,462
Total deferred tax assets	1,673,920	1,280,167
Net deferred tax asset	$1,165,950	$408,502

6.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $170,000 for the year ended March 31, 2017, and $180,000 for the year ended March 31, 2016. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $32,000 and $40,000 for the years ended March 31, 2017 and 2016, respectively.

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

	Year Ended March 31
	2017	2016
NET SALES:
Coil	$64,641,805	$66,114,148
Tubular	13,114,250	15,517,234
TOTAL NET SALES	$77,756,055	$81,631,382
OPERATING PROFIT (LOSS):
Coil	$(770,091)	$5,098,322
Tubular	(1,438,088)	(3,097,409)
TOTAL OPERATING PROFIT (LOSS)	(2,208,179)	2,000,913
General corporate expenses	(2,001,642)	(1,977,542)
Interest and other income	59,005	375,310
TOTAL EARNINGS (LOSS) BEFORE INCOME TAXES	$(4,150,816)	$398,681
IDENTIFIABLE ASSETS:
Coil	$21,832,790	$25,316,558
Tubular	37,298,800	37,543,446
	59,131,590	62,860,004
General corporate assets	4,131,707	4,030,393
TOTAL ASSETS	$63,263,297	$66,890,397
DEPRECIATION:
Coil	$1,208,446	$1,153,519
Tubular	378,077	510,427
Corporate and other	7,883	9,775
	$1,594,406	$1,673,721

CAPITAL EXPENDITURES:
Coil	$75,889	$422,481
Tubular	715,973	1,695,512
Corporate and other	7,469	6,656
	$799,331	$2,124,649

Operating profit (loss) is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses and office supplies. Corporate assets consist primarily of cash, the cash value of officers’ life insurance, deferred taxes and federal income taxes recoverable. Although inventory is transferred at cost between product groups, there are no sales between product groups. Capital expenditures were related primarily to the construction of the Company’s pipe-finishing facility located in Lone Star, Texas. As of March 31, 2017, capitalized expenditures related to the construction of the facility totaled approximately $9,452,000.

8.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2017 and 2016:

	Quarter Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
Net sales	$22,393,764	$18,317,506	$15,988,745	$21,056,040
Gross profit (loss)	(1,252,988)	(45,711)	571,571	535,506
Net earnings (loss)	(1,461,219)	(603,882)	(236,625)	(376,958)
Basic	(.21)	(.09)	(.03)	(.06)
Diluted	(.21)	(.09)	(.03)	(.06)

	Quarter Ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Net sales	$23,968,569	$23,165,705	$18,548,247	$15,948,861
Gross profit	2,141,893	907,703	1,467,289	176,759
Net earnings (loss)	525,949	(193,294)	485,120	(523,775)
Basic	.08	(.03)	.07	(.08)
Diluted	.08	(.03)	.07	(.08)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Friedman Industries, Incorporated and its subsidiary as of March 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ HEIN & ASSOCIATES LLP

Houston, Texas

June 29, 2017

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2017, our internal control over financial reporting is effective based on that criteria.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

RESULTS OF OPERATIONS

Year ended March 31, 2017 compared to year ended March 31, 2016

During the year ended March 31, 2017, sales decreased $3,875,327 while costs of goods sold increased $1,009,939 resulting in a gross profit decline of $4,885,266 from the comparable amount recorded during the year ended March 31, 2016. The decrease in sales was related to a decline in tons sold partially offset by an increase in the average per ton selling price. Tons sold decreased from approximately 148,500 tons in fiscal 2016 to approximately 134,000 tons in fiscal 2017. The average per ton selling price increased from approximately $550 per ton in fiscal 2016 to approximately $581 per ton in fiscal 2017. The average per ton cost increased from approximately $518 per ton in fiscal 2016 to approximately $583 per ton in fiscal 2017. Gross margin as a percentage of sales decreased from a gross profit of approximately 5.7% in fiscal 2016 to a gross loss of approximately 0.2% in fiscal 2017.

Coil product segment sales decreased $1,472,343 during fiscal 2017. This decrease resulted from a decline in tons sold partially offset by an increase in the average per ton selling price. Coil tons sold decreased from approximately 120,000 tons in fiscal 2016 to approximately 111,000 tons in fiscal 2017. The average per ton selling price increased from approximately $551 per ton in fiscal 2016 to approximately $581 per ton in fiscal 2017. The decline in coil segment sales volume was primarily attributable to reduced sales to customers manufacturing products used in the commercial freight industry. The coil product segment recorded an operating loss of $770,091 in fiscal 2017 and an operating profit of $5,098,322 in fiscal 2016. The coil segment’s profit margins are significantly impacted by the application of the LIFO method of inventory valuation. LIFO charges or credits are driven by relative changes in the cost and quantities of hot-rolled coils purchased year over year. In fiscal 2017, the coil segment experienced rising costs for hot-rolled coils and recorded a LIFO charge of approximately $3,592,500. In fiscal 2016, the coil segment experienced a significant decline in the cost of hot-rolled steel coils and recorded a LIFO credit of approximately $5,563,000. The Company continues to experience intense competition for sales due to the general availability of both domestic and foreign hot-rolled sheet and plate.

The Company’s coil segment purchases a significant amount of its hot-rolled coils from steel mills operated by Nucor Steel Company (“NSC”). In fiscal 2017, NSC continued to supply the Company with steel coils in amounts that were adequate for the Company’s purposes. The Company does not currently anticipate any significant change in such supply from NSC. Loss of NSC as a supplier could have a material adverse effect on the Company’s business.

Tubular product segment sales decreased by $2,402,984 during fiscal 2017. This decrease resulted from a decline in tons sold partially offset by an increase in the average selling price. Tubular tons sold decreased from approximately 28,500 tons in fiscal 2016 to approximately 22,500 tons in fiscal 2017. The average per ton selling price of tubular products increased from approximately $544 per ton in fiscal 2016 to approximately $582 per ton in fiscal 2017. The tubular segment recorded operating losses of $1,438,088 and $3,097,409 in fiscal 2017 and 2016, respectively. Tubular segment results for both fiscal 2017 and 2016 were negatively impacted by a prolonged recession in the U.S. energy business. The recession directly impacted demand for the Company’s products used in the oil and gas industry. Management further believes that the recession had a negative indirect impact on the segment’s other products, due to the ensuing reluctance among pipe distributors, the segment’s primary customers, to purchase tubular products, generally. Management believes the low demand for its tubular products is related to soft market conditions created by oversupply, foreign competition and the recent recession in the U.S. energy business.

U.S. Steel Tubular Products, Inc. (“USS”) has been the primary supplier of new mill reject pipe to the Company and a significant customer of the Company’s manufactured tubular products used in the energy business. Historically, the Company’s manufactured tubular products sold to USS were produced from coil material purchased from USS. Sales of tubular products to USS have declined in recent years and in fiscal 2017 no sales were recorded to USS. Management believes the downward trend is a direct impact of the increased presence of low-priced imported material and the recent recession in the U.S. energy business. The Company is unable to provide an estimate of the timing or quantity of future pipe orders from USS. In March 2016, USS announced it was temporarily idling pipe production at its Lone Star Tubular Operations facility due to weak market conditions. In December 2016, USS announced plans to permanently idle its #1 welded pipe mill at the Lone Star facility. In May 2017, USS resumed production at their Lone Star facility’s #2 welded pipe mill. The Company expects the volume and size range of new mill reject pipe supply from USS to be reduced given the permanent idling of the Lone Star facility’s #1 pipe mill. The Company continues to manufacture pipe for sale to customers other than USS and sources coil material for this pipe production from domestic steel mills other than USS. Accordingly, the Company does not believe the idling of any USS facility will impact the ability of the Company to receive adequate coil supply for pipe manufacturing demands. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amounts of pipe and coil material that will be available from USS in the future.

Selling, general and administrative expenses for fiscal 2017 decreased $652,074 from the amount recorded in fiscal 2016. This decrease was related primarily to a reduction in the number of administrative employees for the Company’s tubular segment, decreases in bonuses and commissions associated with the decline in earnings and sales volume and a decrease in corporate expenses.

Income taxes for fiscal 2017 decreased $1,576,813 from the amount recorded in fiscal 2016. This decrease was related primarily to the decrease in earnings before taxes in fiscal 2017.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2017. Current ratios were 19.3 and 17.3 at March 31, 2017 and March 31, 2016, respectively. Working capital was $43,076,246 at March 31, 2017 and $46,835,906 at March 31, 2016.

During the year ended March 31, 2017, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash decreased primarily as a result of the purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company’s pipe-finishing facility in Lone Star, Texas was under construction as of March 31, 2017 but subsequently commenced operations in May 2017. As of March 31, 2017, capitalized expenditures related to the construction of the facility totaled approximately $9,452,000. The facility is part of the existing Texas Tubular Products (“TTP”) division of the Company. TTP comprises the Company’s tubular reporting segment. The facility threads and couples oil country tubular goods (“OCTG”) and performs other processing and testing services that are customary in the OCTG finishing process. The facility focuses on threading semi-premium connections but is also licensed to thread American Petroleum Institute connections. As of the date of this filing, all finishing services performed at the facility have been performed for USS. Management expects an elevated level of operating costs initially while equipment and processes are refined to achieve desired production capabilities and efficiencies. Management believes the long-term utilization and results of this facility is dependent on sustained improvement in the U.S. energy business.

The Company believes that its current cash position along with cash flows from operations and borrowing capability are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2017 and 2016, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates that are subject to the Company’s assumptions include valuation of LIFO inventories in the Company’s quarterly reporting and determination of the allowance for doubtful accounts. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Net sales	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750	$178,785,110
Net earnings (loss)	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406	$4,465,127
Current assets	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377	$49,422,594
Current liabilities	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013	$14,784,366
Working capital	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364	$34,638,228
Total assets	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064	$66,958,392
Stockholders’ equity	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352	$44,956,741
Net earnings (loss) as a percent of Net sales	(3.4)	0.4	0.4	1.5	4.5	5.0	6.2	1.0	6.5	2.5
Stockholders’ equity	(4.4)	0.5	0.6	2.7	9.7	12.9	13.9	1.2	24.4	9.9
Weighted average number of common shares outstanding:
Basic	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,733,942
Per share
Net earnings (loss) per share:
Basic	$(0.39)	$0.04	$0.06	$0.25	$0.90	$1.20	$1.20	$0.10	$2.01	$0.66
Stockholders’ equity	$8.81	$9.30	$9.30	$9.31	$9.26	$9.33	$8.65	$8.29	$8.25	$6.68
Cash dividends per common share	$0.04	$0.04	$0.07	$0.20	$0.97	$0.52	$0.84	$0.06	$0.37	$0.27