Form 10-K, Exhibit 13
period 2018-03-31
FRIEDMAN INDUSTRIES INC
filed 2018-06-28
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2018

2018

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2018	2017
Net sales	$121,157,278	$77,756,055
Net earnings (loss)	$2,759,404	$(2,678,684)
Net earnings (loss) per share (Basic)	$0.39	$(0.39)
Cash dividends per share	$0.05	$0.04
Stockholders’ equity	$63,054,315	$60,356,425
Working capital	$48,948,669	$43,076,246

TO OUR SHAREHOLDERS:

Having survived one of the most severe downturns in the energy markets in recent years, the Company emerged from a challenging year in fiscal 2017 and rebounded to produce earnings of $2,759,404 on sales of $121,157,278 for fiscal year 2018. This compares to fiscal year 2017 which produced sales of $77,756,055 and a net loss of $2,678,684.

The Company’s coil segment experienced increased demand for its products throughout fiscal 2018 with a more notable increase during the fourth quarter driven by reactions to the Section 232 steel trade actions. Coil segment sales volume increased 19% in fiscal 2018 compared to fiscal 2017 and the segment’s operating results improved from an operating loss of $770,091 for fiscal 2017 to an operating profit of $4,026,329 for fiscal 2018.

The Company’s tubular segment experienced significant demand improvements during fiscal 2018 driven by sustained recovery of the U.S. energy industry and reactions to the Section 232 steel trade actions. The tubular segment was able to participate in the improved energy market through the completion of our pipe-finishing facility and entry into the API line pipe business during fiscal 2018. Tubular segment sales volume increased 98% in fiscal 2018 compared to fiscal 2017 and the segment’s operating results improved from an operating loss of $1,438,088 for fiscal 2017 to an operating profit of $2,024,035 for fiscal 2018.

The Company’s strong working capital position along with management’s focus on managing operational requirements in changing market conditions should allow the Company to thrive if the market remains healthy.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:00 a.m. (Central Time) on Thursday, August 30, 2018, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

Robert Sparkman

President and Chief Executive Officer

OFFICERS

Robert Sparkman

President and Chief Executive Officer

Howard Henderson

Vice President of Operations — Texas Tubular Division

Jonathan Holcomb

Vice President of Sales — Coil Divisions

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Robert McCain

Vice President — Decatur Facility

Dale Ray

Vice President

Steve Teeter

Vice President — Hickman Facility

Michael Thompson

Vice President of Sales — Tubular Division

Charles W. Hall

Assistant Secretary

COMPANY OFFICES AND WEB SITES

    CORPORATE OFFICE & COIL PRODUCTS SALES OFFICE

    1121 Judson Road, Suite 124

    Longview, Texas 75601

    903-758-3431

    TUBULAR PRODUCTS SALES OFFICE

    3681 FM 250

    Lone Star, Texas 75668

    903-639-2511

    WEB SITES

    www.friedmanindustries.com

    www.texastubular.com

COUNSEL

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010

AUDITORS

Moss Adams LLP

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

Norton Rose Fulbright US LLP (law firm)

Houston, Texas

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Robert Sparkman

President and Chief Executive Officer of the Company

Longview, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Mike Taylor, Chairman of the Board

Retired; formerly, President, Cargill Metals Supply Chain (steel processing and distribution)

Houston, Texas

Joe L. Williams

Partner, PozmantierWilliams Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2018 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: coil products and tubular products.

Coil Products

The coil product segment consists of the operation of two hot-roll coil processing facilities; one in Hickman, Arkansas (“Hickman”) and the other in Decatur, Alabama (“Decatur”). Each facility operates a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. Combined, the facilities are capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

The Hickman and Decatur facilities are substantially similar with respect to machinery, equipment and products produced. The Company makes shipments of coil products based on which facility offers the desired product or, if the product is available at both facilities, based on other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis. Coil products are sold on a wholesale, rapid-delivery basis in competition with other processors of hot-rolled steel coils. Shipments are made via unaffiliated truckers or by rail.

The coil product segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells coil products and processing services to approximately 165 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

Tubular Products

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. The pipe finishing facility is API licensed and focuses on threading semi-premium connections. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and new mill reject pipe that TTP purchases from U.S. Steel Tubular Products, Inc.

The Company sells its tubular products nationally to approximately 125 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 8 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2018		Fiscal 2017
	High	Low	High	Low
First Quarter	$6.80	$5.05	$6.24	$5.33
Second Quarter	6.15	5.18	5.93	5.22
Third Quarter	6.22	5.15	6.78	4.99
Fourth Quarter	6.79	5.24	7.27	6.11

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2018	Fiscal 2017
First Quarter	$.01	$.01
Second Quarter	.01	.01
Third Quarter	.01	.01
Fourth Quarter	.02	.01

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of May 25, 2018 was 205. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2018	2017
CURRENT ASSETS:
Cash	$4,052,582	$1,461,695
Accounts receivable, net of allowances for bad debts and cash discounts of $21,052 and $27,276 at March 31, 2018 and 2017, respectively	17,458,289	8,939,051
Inventories	38,039,332	34,918,550
Other	429,101	113,540
TOTAL CURRENT ASSETS	59,979,304	45,432,836
PROPERTY, PLANT AND EQUIPMENT:
Land	1,452,799	1,082,331
Buildings and yard improvements	8,710,958	7,111,735
Machinery and equipment	39,282,944	31,451,479
Construction in progress	—	9,451,972
Less accumulated depreciation	(35,280,700)	(33,924,353)
	14,166,001	15,173,164
OTHER ASSETS:
Deferred income tax asset	—	1,165,950
Federal income taxes recoverable	—	913,347
Cash value of officers’ life insurance and other assets	217,900	578,000
TOTAL ASSETS	$74,363,205	$63,263,297

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2018	2017
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$10,233,431	$2,003,661
Dividends payable	140,189	70,094
Contribution to retirement plan	45,000	42,000
Employee compensation and related expenses	612,015	240,835
TOTAL CURRENT LIABILITIES	11,030,635	2,356,590
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	175,056	550,282
DEFERRED INCOME TAX LIABILITY	103,198	—
TOTAL LIABILITIES	11,308,889	2,906,872
COMMITMENTS AND CONTINGENCIES (SEE NOTE 4 AND NOTE 7)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,185,160 at March 31, 2018 and 2017	8,185,160	8,185,160
Additional paid-in capital	29,154,874	28,865,914
Treasury stock at cost (1,175,716 shares at March 31, 2018 and 2017)	(5,475,964)	(5,475,964)
Retained earnings	31,190,246	28,781,315
TOTAL STOCKHOLDERS’ EQUITY	63,054,316	60,356,425
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,363,205	$63,263,297

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31
	2018	2017
Net sales	$121,157,278	$77,756,055
Costs and expenses:
Cost of products sold	112,905,381	77,947,677
Selling, general and administrative	4,181,657	4,018,199
Interest expense	27,846	—
	117,114,884	81,965,876
EARNINGS (LOSS) FROM OPERATIONS	4,042,394	(4,209,821)
Interest and other income	24,900	59,005
EARNINGS (LOSS) BEFORE INCOME TAXES	4,067,294	(4,150,816)
Provision for (benefit from) income taxes:
Current	38,742	(714,684)
Deferred	1,269,148	(757,448)
	1,307,890	(1,472,132)
NET EARNINGS (LOSS)	$2,759,404	$(2,678,684)
Weighted average number of common shares outstanding:
Basic	7,009,444	6,851,944
Diluted	7,009,444	6,851,944
Net earnings (loss) per share:
Basic	$0.39	$(0.39)
Diluted	$0.39	$(0.39)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2016	7,975,160	29,003,674	(5,475,964)	31,736,177
Net loss	—	—	—	(2,678,684)
Issuance of restricted stock	210,000	(137,760)	—	—
Cash dividends ($0.04 per share)	—	—	—	(276,178)
BALANCE AT MARCH 31, 2017	$8,185,160	$28,865,914	$(5,475,964)	$28,781,315
Net earnings	—	—	—	2,759,404
Paid in capital – restricted stock awards	—	288,960	—	—
Cash dividends ($0.05 per share)	—	—	—	(350,473)
BALANCE AT MARCH 31, 2018	$8,185,160	$29,154,874	$(5,475,964)	$31,190,246

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2018	2017
OPERATING ACTIVITIES
Net earnings (loss)	$2,759,404	$(2,678,684)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation	1,356,347	1,594,406
Deferred taxes	1,269,148	(757,448)
Compensation expense for restricted stock	288,960	72,240
Change in post-retirement benefits other than pensions	9,774	57,682
Changes in operating assets and liabilities:
Accounts receivable, net	(8,519,238)	(4,116,665)
Inventories	(3,120,782)	7,020,578
Federal income taxes recoverable	913,347	(913,347)
Other	(315,561)	29,840
Accounts payable and accrued expenses	8,229,770	(473,038)
Employee compensation and related expenses	371,180	(36,722)
Contribution to retirement plan	3,000	(1,500)
Net cash provided by (used in) operating activities	3,245,349	(202,658)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(349,184)	(799,331)
Increase in cash value of officers’ life insurance	(24,900)	(59,000)
Net cash used in investing activities	(374,084)	(858,331)
FINANCING ACTIVITIES
Cash dividends paid	(280,378)	(274,078)
Net cash used in financing activities	(280,378)	(274,078)
Increase (decrease) in cash	2,590,887	(1,335,067)
Cash at beginning of year	1,461,695	2,796,762
Cash at end of year	$4,052,582	$1,461,695

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $6,052 and $7,276 at March 31, 2018 and March 31, 2017, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil and non-standard coil inventories consist primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined under the last-in, first-out (“LIFO”) method. The Company’s LIFO reserve was approximately $7,290,000 and $5,593,000 at March 31, 2018 and 2017, respectively. The LIFO reserve signifies the difference between LIFO value used for financial reporting and the value under weighted average cost used for the Company’s internal perpetual inventory records. During fiscal 2018 LIFO inventory was partially liquidated. The historical cost associated with the liquidated layers approximated the current fiscal 2018 costs resulting in an immaterial impact to fiscal 2018 results. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the weighted average method. LIFO inventories are valued at the lower of cost or market. All other inventories are valued at the lower of cost or net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2018	2017
Prime coil inventory	$6,895,756	$8,481,605
Non-standard coil inventory	2,971,324	1,119,170
Tubular raw material	6,734,076	1,480,730
Tubular finished goods	21,438,176	23,837,045
	$38,039,332	$34,918,550

Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured and new mill reject pipe that the Company purchases from U.S. Steel Tubular Products, Inc. At March 31, 2018, the Company carried quantities of mill reject pipe on hand that exceeded the fiscal 2018 sales volume. Based on improved market conditions and overall economic conditions as well as recent sales trends, the Company reasonably expects the inventory to be either sold in its entirety or at least a substantial portion thereof during the ensuing fiscal year, hence current classification of this inventory on the Company’s balance sheet. The Company’s projections are subject to significant estimates which may be different from actual results.

Effective April 1, 2018, the Company will be changing from the LIFO method to the average cost method for valuation of prime coil inventory. The Company believes this change will result in financial reporting that more closely aligns with the substance of our business. The Company expects to report this change through retrospective application of the new accounting principle to all prior periods presented starting with the Form 10-Q to be filed for the quarter ended June 30, 2018. The Company has not yet fully quantified the impact of this accounting change but expects a material impact to the consolidated financial statements upon adoption and thereafter.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)			20
Machinery and equipment (in years)	10	to	15
Yard improvements (in years)	5	to	15
Loaders and other rolling stock (in years)	5	to	10

During the quarter ended June 30, 2017, the Company determined that the economic useful lives of certain fixed assets at the Decatur, Alabama coil processing facility were greater than the useful lives used to calculate depreciation. As a result, effective April 1, 2017, the Company revised the useful lives of these assets resulting in a decrease in depreciation expense of approximately $640,000, an increase in net earnings of approximately $406,000 and an increase in diluted earnings per share of approximately $0.06 for fiscal 2018.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairments were necessary at March 31, 2018 or 2017.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $175,056 and $550,282 at March 31, 2018 and March 31, 2017, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $27,900 in fiscal 2018 and paid no interest in fiscal 2017. Net of taxes paid, the Company received federal and state tax refunds totaling approximately $959,000 in fiscal 2018. The Company paid income taxes of approximately $13,500 in fiscal 2017. Noncash financing activity consisted of accrued dividends of $140,189 and $70,094 in fiscal 2018 and 2017, respectively. There were noncash transactions of $385,000 and $293,000 in fiscal 2018 and 2017, respectively, for the transfer of ownership of life insurance policies from the Company to officers upon their retirement.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include valuation of LIFO inventories in the Company’s quarterly reporting, determination of useful lives for fixed assets and determination of the allowance for doubtful accounts. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

FINANCIAL INSTRUMENTS:    Since the Company’s financial instruments are considered short-term in nature, their carrying values approximate fair value.

EARNINGS PER SHARE:   The Company uses the two-class method of calculating earnings per share, which determines earnings per share for each class of common stock and participating security as if all earnings of the period had been distributed. As the holders of restricted stock are entitled to vote and receive dividends during the restriction period, unvested shares of restricted stock qualify as participating securities. Unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, unvested restricted shares are included in the basic computation of earnings per share. Net income per basic common share is computed using the weighted average number of common shares and participating securities outstanding during the period. Net income per diluted common share is computed using the weighted average number of common shares, participating securities and potential common shares outstanding during the period.

ECONOMIC RELATIONSHIP:    The Company purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company. Coil segment sales to Trinity Industries, Inc. accounted for approximately 16% and 28% of total Company sales in fiscal 2018 and 2017, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2018. Loss of Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:   There were no new accounting standards adopted by the Company during fiscal 2018.

In the fourth quarter of fiscal 2017, the Company adopted Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (“ASU 2016-09”). ASU 2016-09 provided new accounting guidance that amends the accounting for employee share-based payment transactions. This new standard requires income statement recognition of all tax effects, including all excess tax benefits and tax deficiencies, resulting from the settlement of share-based awards in the reporting period in which they occur. The standard also requires that all tax-related cash flows resulting from share-based payments, including the excess tax benefits and tax deficiencies related to the settlement of stock-based awards, be classified as cash flows from operating activities, and that cash paid by directly withholding shares for tax purposes be classified as a financing activity in the statement of cash flows. The standard also allows companies to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current guidance, or account for forfeitures as they occur. The Company elected to account for forfeitures as they occur. All aspects of this guidance has been applied prospectively for the Company beginning on January 1, 2017 given that the Company had no outstanding equity based compensation as of January 1, 2017. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements for fiscal 2018 or fiscal 2017.

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

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 states that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The update supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was initially effective for interim and annual periods beginning after December 15, 2016 and early application was not permitted. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date (“ASU 2015-14”). ASU 2015-14 defers the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and only permits entities to adopt the standard one year earlier as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. According to the deferred effective date, the new revenue standard will become effective for the Company’s fiscal year beginning April 1, 2018. The Company has reviewed its significant customer contracts according to the revenue recognition process prescribed by the new standard. The standard allows the choice of two adoption methods, full retrospective adoption or modified retrospective adoption. Effective April 1, 2018, the Company adopted the new standard through the modified retrospective method applied to those contracts that were not completed as of April 1, 2018 and those contracts initiated on or after April 1, 2018. Results for reporting periods beginning on or after April 1, 2018 will be presented under the new standard, while prior period amounts won’t be adjusted and will be reported in accordance with historic accounting under the prior guidance. The Company doesn’t expect adoption of the new standard to have a financial statement impact since the Company’s revenue recognition under the new standard is substantially the same as under the prior guidance. Adoption of the new standard will result in expanded revenue disclosures. Specifically, revenues will be disaggregated beyond the segment level to provide revenues by certain product classifications within the Company’s segments.

2.   EQUITY COMPENSATION PLANS AND CAPITAL STOCK

The Company maintains the Friedman Industries, Incorporated 2016 Restricted Stock Plan (the “Plan”). The Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) and continues indefinitely until terminated by the Board or until all shares allowed by the Plan have been awarded and earned. The aggregate number of shares of the Company’s Common Stock eligible for award under the Plan is 500,000 shares. Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the employees to whom awards will be granted and shall determine the amount and applicable restrictions of each award. Forfeitures are accounted for upon their occurrence.

The total number of restricted shares awarded and outstanding under the Plan was 210,000 shares at both March 31, 2018 and March 31, 2017. All of the awarded shares have five year cliff vesting restrictions with vesting occurring on January 4, 2022. No other shares have been awarded under the Plan. The grant date fair value of the awarded shares is $1,444,800 and is being recognized as compensation expense over the 60 month requisite service period. The Company recorded compensation expense of $288,960 and $72,240 in fiscal 2018 and 2017, respectively, relating to the stock awards issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2018 or March 31, 2017.

3.   DEBT

On December 11, 2017, the Company entered into a loan agreement for a $7,500,000 revolving line of credit facility (the “Credit Facility”) with Citizens National Bank (the “Bank”). The Credit Facility expires on December 11, 2018 and is collateralized by the Company’s accounts receivable and inventory. Borrowings under the credit facility bear interest at the Bank’s prime rate minus 0.55% resulting in an applicable interest rate of 4.2% as of March 31, 2018. Interest payments on amounts advanced are due monthly and principal payments may be made at any time without penalty. All outstanding principal and accrued interest is due upon expiration of the Credit Facility. The Credit Facility contains financial covenants that require the Company to not permit: (1) tangible common shareholders’ equity to be less than $50.0 million and (2) maximum debt to exceed 50% of tangible common shareholders’ equity. At March 31, 2018, the Company had no borrowings outstanding under the Credit Facility.

4.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable operating lease for its Longview, Texas office space. The lease was scheduled to expire on April 30, 2018 but the Company executed a lease addendum to extend the term for an additional 36 months resulting in an amended expiration date of April 30, 2021. The lease requires a monthly rental payment by the Company of $2,728. The following is a schedule of future minimum annual rental payments for the next five years required under this operating lease as of March 31, 2018:

2019	$32,736
2020	32,736
2021	32,736
2022	2,728
2023	—
Total	$100,936

Rental expenses for leased properties were approximately $32,736 and $64,400 during fiscal 2018 and 2017, respectively. The Company leased office space in Humble, Texas for part of fiscal 2017 until the lease expired and was not renewed.

At March 31, 2018, the Company had supply agreements in place with certain suppliers that require the Company to purchase minimum quantities of steel on a monthly basis. All such agreements expire on December 31, 2018. The combined minimum monthly purchase requirements under these agreements fall well below the Company's anticipated monthly steel supply needs. Based on the market price of hot-rolled coil at March 31, 2018, the minimum purchase requirements remaining for April 2018 to December 2018 totaled approximately $33,660,000.

One of the Company’s purchase agreements provides an annual rebate payable to the Company if a certain volume of material is purchased during the term of the agreement. As of March 31, 2018, the Company had not accrued a receivable related to this rebate due to the uncertainty present at that time about whether the Company would purchase the specified volume. The Company will continue to evaluate the likelihood of meeting the purchase requirements related to the annual rebate. If the Company deems receipt of the rebate to be probable, the Company will recognize the rebate on a systematic and rational basis dictated by the underlying transactions that result in progress toward earning the rebate.

In fiscal 2017, the Company did not have any agreements in place requiring the purchase of certain quantities of steel.

5.   EARNINGS PER SHARE

Basic and dilutive net earnings (loss) per share is computed based on the following information:

	Year Ended March 31
	2018	2017
Basic
Net earnings (loss)	$2,759,404	$(2,678,684)
Weighted average common shares	7,009,444	6,851,944
Dilutive
Net earnings (loss)	$2,759,404	$(2,678,684)
Weighted average common shares and common share equivalents	7,009,444	6,851,944

6.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2018	2017
Federal
Current	$—	$(714,684)
Deferred	1,178,073	(644,865)
	1,178,073	(1,359,549)
State
Current	38,742	—
Deferred	91,075	(112,583)
	129,817	(112,583)
Total	$1,307,890	$(1,472,132)

The effective tax rate for fiscal 2018 was impacted by the Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017 by the U.S. government. The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate and repealing the deduction for domestic production activities.

The Tax Act reduced the federal corporate tax rate applicable to the Company from 34% to 21% effective January 1, 2018. In accordance with Section 15 of the Internal Revenue Code, the Company has utilized a blended rate of approximately 30.8% to compute federal tax expense for fiscal 2018. The blended rate is calculated by applying prorated percentages, based on the number of days prior to and subsequent to the January 1, 2018 effective date, to the tax rate applicable for the respective pre and post effective periods. The 21% federal corporate tax rate will apply to fiscal years ending March 31, 2019 and each year thereafter.

As a result of the change to the corporate tax rate, the Company was required to re-measure its net deferred tax assets and liabilities using the tax rate that will apply when those amounts are expected to reverse. The re-measurement of deferred tax assets and liabilities at the new tax rate resulted in a provisional noncash tax benefit of approximately $77,000 due to the reduction of the Company’s net deferred tax liability position. The Company previously provided an estimated provisional tax expense of approximately $240,500 in the Form 10-Q for the quarter ended December 31, 2017. The change in the provisional impact is primarily due to a change in the expected depreciation related timing differences for the pipe-finishing facility placed into service during fiscal 2018.

On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin 118 (“SAB 118”), which provides guidance on accounting for tax effects of the Tax Act. SAB 118 provides a measurement period, which should not extend beyond one year form the Tax Act enactment date, for companies to complete the accounting under Accounting Standards Codification 740 (“ASC 740”). In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate to be included in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 according to the tax laws that were in effect immediately before the enactment of the Tax Act. While the Company is able to make reasonable estimates of the impact of the Tax Act, the final impact of the Tax Act may differ from these estimates, due to, among other things, changes in the Company’s interpretations and assumptions, additional guidance that may be issued and actions the Company may take. The accounting is expected to be complete by the time the Company’s 2017 U.S. corporate income tax return is filed in 2018. Future adjustments to the provisional numbers will be recorded as discrete adjustments to income tax expense in the period in which those adjustment become estimable and/or are finalized.

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2018	2017
Income tax expense (benefit) at U.S. federal statutory rate (1)	30.8%	(34.0%	)
Benefit due to tax reform	(2.0)	—
Current year state and local income taxes net of federal income tax benefit	3.4	(1.7)
Other	—	0.2
Provision for (benefit from) income taxes	32.2%	(35.5%	)

(1)	The statutory rate for fiscal 2018 is a blended rate due to the Tax Cuts and Jobs Act enacted by the U.S. government on December 22, 2017.

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2015 through March 31, 2017. State and local returns may be subject to examination for fiscal years ended March 31, 2014 through March 31, 2017.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2018	2017
Deferred tax liabilities:
Depreciation	$(1,053,139)	$(507,970)
Total deferred tax liabilities	(1,053,139)	(507,970)
Deferred tax assets:
Inventory capitalization	114,428	166,979
LIFO Inventory	484,016	783,645
Postretirement benefits other than pensions	36,762	187,096
Net operating loss carryforward - Federal	184,668	343,729
Net operating loss carryforward - State	21,507	112,583
Other	108,560	79,888
Total deferred tax assets	949,941	1,673,920
Net deferred tax asset (liability)	$(103,198)	$1,165,950

7.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $162,000 for the year ended March 31, 2018, and $170,000 for the year ended March 31, 2017. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $37,500 and $32,000 for the years ended March 31, 2018 and 2017, respectively.

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

	Year Ended March 31
	2018	2017
NET SALES:
Coil	$90,132,804	$64,641,805
Tubular	31,024,474	13,114,250
TOTAL NET SALES	$121,157,278	$77,756,055
OPERATING PROFIT (LOSS):
Coil	$4,026,329	$(770,091)
Tubular	2,024,035	(1,438,088)
TOTAL OPERATING PROFIT (LOSS)	6,050,364	(2,208,179)
General corporate expenses	(1,980,124)	(2,001,642)
Interest expense	(27,846)	—
Interest and other income	24,900	59,005
TOTAL EARNINGS (LOSS) BEFORE INCOME TAXES	$4,067,294	$(4,150,816)
IDENTIFIABLE ASSETS:
Coil	$27,068,602	$21,832,790
Tubular	43,010,190	37,298,800
	70,078,792	59,131,590
General corporate assets	4,284,413	4,131,707
TOTAL ASSETS	$74,363,205	$63,263,297
DEPRECIATION:
Coil	$570,819	$1,208,446
Tubular	779,590	378,077
Corporate and other	5,938	7,883
	$1,356,347	$1,594,406
CAPITAL EXPENDITURES:
Coil	$35,720	$75,889
Tubular	306,310	715,973
Corporate and other	7,154	7,469
	$349,184	$799,331

Operating profit (loss) is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2018, corporate assets consisted primarily of cash and the cash value of officers’ life insurance. At March 31, 2017, corporate assets consisted primarily of cash, the cash value of officers' life insurance, deferred taxes and federal income taxes recoverable. Although inventory is transferred at cost between product groups, there are no sales between product groups. Capital expenditures were related primarily to yard improvements at the Company’s tubular division and the construction of the Company’s pipe-finishing facility located in Lone Star, Texas which was placed into service in May 2017.

9.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2018 and 2017:

	Quarter Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Net sales	$23,083,269	$26,077,710	$28,033,521	$43,962,778
Gross profit	1,263,423	1,377,170	1,669,134	3,942,170
Net earnings	170,620	310,039	122,929	2,155,816
Basic	.02	.04	.02	.31
Diluted	.02	.04	.02	.31

	Quarter Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
Net sales	$22,393,764	$18,317,506	$15,988,745	$21,056,040
Gross profit (loss)	(1,252,988)	(45,711)	571,571	535,506
Net earnings (loss)	(1,461,219)	(603,882)	(236,625)	(376,958)
Basic	(.21)	(.09)	(.03)	(.06)
Diluted	(.21)	(.09)	(.03)	(.06)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2018, the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2018, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ Moss Adams LLP

Houston, Texas

June 28, 2018

We have served as the Company’s auditor since November 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Friedman Industries, Incorporated

We have audited the accompanying consolidated balance sheet of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”) as of March 31, 2017, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 15(a) for the year ended March 31, 2017. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Friedman Industries, Incorporated and its subsidiary as of March 31, 2017, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended March 31, 2017, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2018, our internal control over financial reporting is effective based on that criteria.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments; coil products and tubular products.

The coil product segment includes the operation of two hot-roll coil processing facilities; one in Hickman, Arkansas and the other in Decatur, Alabama. Each facility operates a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. Combined, the facilities are capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. The pipe finishing facility is API licensed and focuses on threading semi-premium connections. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and new mill reject pipe that TTP purchases from U.S. Steel Tubular Products, Inc. (“USS”).

RESULTS OF OPERATIONS

Year ended March 31, 2018 compared to year ended March 31, 2017

During the year ended March 31, 2018, sales, costs of goods sold and gross profit increased $43,401,223, $34,957,704 and $8,443,519, respectively, from the comparable amounts recorded during the year ended March 31, 2017. The increase in sales was related to both an increase in tons sold and an increase in the average per ton selling price. Tons sold increased approximately 32% from approximately 134,000 tons in fiscal 2017 to approximately 176,500 tons in fiscal 2018. Discussion of the sales improvement is expanded upon at the segment level in the following paragraphs. Gross margin as a percentage of sales increased from a gross loss of approximately 0.2% in fiscal 2017 to a gross profit of approximately 6.8% in fiscal 2018.

Coil product segment sales for fiscal 2018 totaled $90,132,804 compared to $64,641,805 for fiscal 2017, representing an increase during fiscal 2018 of $25,490,999 or approximately 39%. For average selling price disclosure, it is helpful to isolate sales generated from processing of customer owned material and sales generated from coil segment inventory. Sales generated from processing of customer owned material totaled $1,220,148 for fiscal 2018 compared to $1,113,987 for fiscal 2017. Sales generated from coil segment inventory totaled $88,912,656 for fiscal 2018 compared to $63,527,818 for fiscal 2017. The increase in coil segment sales was driven by an increase in tons shipped from inventory and an increase in the average selling price per ton for these shipments. Inventory tons sold increased from approximately 111,000 tons in fiscal 2017 to approximately 132,000 tons in fiscal 2018. The average per ton selling price related to these shipments increased from approximately $572 per ton in fiscal 2017 to approximately $674 per ton in fiscal 2018. The improved shipping volume for fiscal 2018 is attributable to increased demand among many of the segment’s customers, rather than to any specific industry or customer, and is also attributable to an increase in the number of customers sold. The coil product segment recorded an operating profit of $4,026,329 in fiscal 2018 and an operating loss of $770,091 in fiscal 2017. The coil segment’s profit margins are significantly impacted by the application of the LIFO method of inventory valuation. LIFO charges or credits are driven by relative changes in the cost and quantities of hot-rolled coils purchased. In fiscal 2018 and fiscal 2017, the coil segment experienced rising costs for hot-rolled coils and recorded LIFO charges of approximately $1,697,000 and $3,592,500, respectively. The Company continues to experience intense competition for sales due to the general availability of hot-rolled sheet and plate.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular product segment sales for fiscal 2018 totaled $31,024,474 compared to $13,114,250 for fiscal 2017, representing an increase during fiscal 2018 of $17,910,224 or approximately 137%. Historically, all of the tubular segment’s revenues have been generated by sales of segment inventory but in May 2017 the Company put into service a pipe-finishing facility that provides pipe threading services for customer owned material. In fiscal 2018, the pipe-finishing facility generated revenue of $2,075,794. Sales generated from tubular segment inventory totaled $28,948,680 for fiscal 2018 compared to $13,114,250 for fiscal 2017. The increase in tubular segment sales was driven by an increase in tons shipped from inventory and an increase in the average selling price per ton for these shipments. Inventory tons sold increased from approximately 22,500 tons in fiscal 2017 to approximately 44,500 tons in fiscal 2018. The average per ton selling price related to these shipments increased from approximately $582 per ton in fiscal 2017 to approximately $651 per ton in fiscal 2018. The tubular segment recorded an operating profit of $2,024,035 in fiscal 2018 and an operating loss of $1,438,088 in fiscal 2017. Management believes tubular segment results for much of fiscal 2018 and all of fiscal 2017 were negatively impacted by the effects of the most recent recession in the U.S. energy business. In the fourth quarter of fiscal 2018, the tubular segment experienced a significant improvement in the demand for its products. Management believes this improved demand is primarily related to the sustained recovery in the U.S. energy industry and the segment’s new product offering of API line pipe. Historically, the tubular segment has produced and sold API line pipe through an exclusive customer arrangement. Late in the third quarter of fiscal 2018, TTP began actively producing, marketing and selling line pipe directly to distributors. In total the tubular segment shipped approximately 20,000 tons in the fourth quarter compared to 8,500 tons in the third quarter. Line pipe shipments in the fourth quarter accounted for approximately 7,000 tons, or approximately 61%, of the approximately 11,500 ton increase from the prior quarter. Management expects line pipe sales to be a significant component of total tubular segment sales moving forward and expects segment operating results to be positively impacted by the increased sales and mill production related to line pipe. Increasing market acceptance of the Company’s tubular products among both line pipe distributors and midstream companies is a key component of management’s strategy for long-term success in the small diameter line pipe market.

USS has been the primary supplier of new mill reject pipe to the Company. In March 2016, USS announced it was temporarily idling pipe production at its Lone Star Tubular Operations facility due to weak market conditions. In December 2016, USS announced plans to permanently idle its #1 pipe mill at the Lone Star facility. In May 2017, USS resumed production at its Lone Star facility’s #2 pipe mill. The Company expects the volume and size range of new mill reject pipe supply from USS to be reduced given the permanent idling of the Lone Star facility’s #1 pipe mill. At March 31, 2018, the Company carried quantities of mill reject pipe on hand that exceeded the fiscal 2018 sales volume. Based on the improved current market and overall economic conditions as well as recent sales trends, the Company reasonably expects the inventory to be either sold in its entirety or at least a substantial portion thereof during the ensuing fiscal year, hence current classification of this inventory on the Company’s balance sheet. Management’s projections are subject to a significant estimate which may be different from actual results. USS is also a significant customer of the tubular segment’s pipe-finishing facility. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. The Company can make no assurances as to orders from USS or the amount of supply that will be available from USS in the future. In general, the tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Income taxes for fiscal 2018 increased $2,780,022 from the amount recorded in fiscal 2017. This increase was related primarily to the increase in earnings before taxes in fiscal 2018 but partially offset due to effects of the Tax Cuts and Jobs Act (the “Tax Act”) that was enacted by the U.S. government on December 22, 2017. The Tax Act reduced the federal corporate tax rate applicable to the Company from 34% to 21% effective January 1, 2018. Pursuant to the Internal Revenue Code, the Company utilized a blended rate of approximately 30.8% to compute federal tax expense for fiscal 2018. In addition, the Company was required to re-measure its net deferred tax assets and liabilities using the tax rate that will apply when those amounts are expected to reverse. The re-measurement of deferred tax assets and liabilities at the new tax rate resulted in a provisional noncash tax benefit of approximately $77,000 in fiscal 2018.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company remained in a strong, liquid position at March 31, 2018. Current ratios were 5.4 and 19.3 at March 31, 2018 and March 31, 2017, respectively. Working capital was $48,948,669 at March 31, 2018 and $43,076,246 at March 31, 2017.

During the year ended March 31, 2018, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash increased primarily as a result of operating activities partially offset by purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In December 2017, the Company put into place a $7,500,000 revolving line of credit facility (the “Credit Facility”) that expires December 11, 2018. The Company advanced $3,750,000 under the credit facility in December 2017 and repaid the advance during the fourth quarter resulting in no borrowings outstanding under the credit facility as of March 31, 2018. The Company was not in violation of any terms or covenants related to the Credit Facility as of March 31, 2018.

The Company believes that its current cash position along with cash flows from operations and borrowing capability are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2018 and 2017, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates that are subject to the Company’s assumptions include the valuation of LIFO inventories in the Company’s quarterly reporting, determination of useful lives for fixed assets and determination of the allowance for doubtful accounts. Valuation of LIFO inventories in the Company’s quarterly reporting requires estimates of the year end quantities, which is inherently difficult. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectibility of the Company’s accounts receivable. Actual results could differ from these estimates.

Effective April 1, 2018, the Company will be changing from the LIFO method to the average cost method for valuation of prime coil inventory. The Company believes this change will result in financial reporting that more closely aligns with the substance of our business. The Company expects to report this change through retrospective application of the new accounting principle to all prior periods presented starting with the Form 10-Q to be filed for the quarter ended June 30, 2018. The Company has not yet fully quantified the impact of this accounting change but expects a material impact to the consolidated financial statements upon adoption and thereafter.

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

TEN YEAR FINANCIAL SUMMARY

	Year Ended March 31
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Net sales	$121,157,278	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170	$208,779,750
Net earnings (loss)	$2,759,404	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024	$13,673,406
Current assets	$59,979,304	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119	$42,673,377
Current liabilities	$11,030,635	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278	$3,353,013
Working capital	$48,948,669	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841	$39,320,364
Total assets	$74,363,205	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722	$60,460,064
Stockholders’ equity	$63,054,316	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410	$56,114,352
Net earnings (loss) as a percent of Net sales	2.3	(3.4)	0.4	0.4	1.5	4.5	5.0	6.2	1.0	6.5
Stockholders’ equity	4.4	(4.4)	0.5	0.6	2.7	9.7	12.9	13.9	1.2	24.4
Weighted average number of common shares outstanding:
Basic	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$0.39	$(0.39)	$0.04	$0.06	$0.25	$0.90	$1.20	$1.20	$0.10	$2.01
Stockholders’ equity	$9.00	$8.81	$9.30	$9.30	$9.31	$9.26	$9.33	$8.65	$8.29	$8.25
Cash dividends per common share	$0.05	$0.04	$0.04	$0.07	$0.20	$0.97	$0.52	$0.84	$0.06	$0.37