Form 10-K, Exhibit 13
period 2019-03-31
FRIEDMAN INDUSTRIES INC
filed 2019-07-01
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2019

2019

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2019	2018 As Adjusted
Net sales	$187,154,493	$121,157,278
Net earnings	$5,099,924	$3,934,101
Net earnings per share (Basic)	$0.73	$0.56
Cash dividends per share	$0.19	$0.05
Stockholders’ equity	$72,481,577	$68,575,450
Working capital	$62,091,305	$56,238,771

TO OUR SHAREHOLDERS:

Friedman Industries, Incorporated (the “Company”) experienced significant price volatility during fiscal year 2019 caused mainly by the U.S. government’s Section 232 steel trade actions that were announced in March of 2018. The price of hot-rolled coil increased steadily during the first half of the fiscal year, peaking in July 2018, and then experienced a significant decline for the remainder of the fiscal year. The Company was effective in capitalizing on opportunities during the rise and managing risks during the fall. The Company’s earnings were $5,099,924 ($0.73 earnings per diluted share) on sales of $187,154,493 for fiscal year 2019 compared to earnings of $3,934,101 ($0.56 earnings per diluted share) on sales of $121,157,278 for fiscal year 2018.

The Company’s coil segment showed steady demand improvement during fiscal year 2019. Coil segment sales volume increased 7% compared to fiscal year 2018 and operating profits improved from $5,723,623 for fiscal year 2018 to $6,414,396 for fiscal year 2019.

The Company’s tubular segment experienced steady demand improvement due primarily to the Section 232 steel trade actions and recovery of the U.S. energy complex. Tubular segment sales volume improved by 94% compared to fiscal year 2018. This increase was driven by the tubular segment completing the first full year of marketing its manufactured API line pipe and a focused effort to manage the level of mill reject pipe inventory. Operating profits were $2,328,871 for fiscal year 2019 compared to $2,024,035 for fiscal year 2018. Operating profit in fiscal 2019 was negatively impacted by a $1,723,539 impairment loss related to the segment’s pipe threading facility.

At year-end, the company remained in a strong financial position with working capital of $62,091,305 and a continued focus on managing operational strategies in light of changes in market conditions.

On March 31, 2019, Robert Sparkman and Dale Ray retired from the Company. Mr. Sparkman most recently served as President and Chief Executive Officer but also held several other officer roles during his 39 year career with the Company. Mr. Ray retired from his Vice President role at our Hickman, Arkansas plant and also held various other roles during his 47 year career with the Company. The Company is extremely grateful to Mr. Sparkman and Mr. Ray for their dedicated service and valuable contributions.

With the retirement of Mr. Sparkman, I transitioned into the role of Interim President and Interim Chief Executive Officer while continuing to serve as Chairman of the Board of Directors. I bring to the new role my experiences from 33 years of working in the steel industry, including 12 years serving as President of a large steel processing and distribution business. I know the term “interim” carries some uncertainty. From a Board perspective, we are not actively searching for another President and Chief Executive Officer at the moment. From a management perspective, my primary focus is to thoroughly evaluate the Company’s operations to recognize strengths, capitalize on opportunities and mitigate risks. In my short time in a management role, I see a Company with great potential. A Company in strong financial condition that has consistently produced earnings in a challenging cyclical and competitive industry. A Company that, with its 190th consecutive cash dividend declared in June 2019, has paid a cash dividend every quarter since becoming publicly traded in 1972. Friedman does a lot of things “right” but there are also areas for improvement that we are actively working to address. It is my pleasure to write to you as a member of management and I thank you for your investment in the Company.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:00 a.m. (Central Time) on Thursday, September 12, 2019, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

Michael J. Taylor

Interim President and Interim Chief Executive Officer

Chairman of the Board of Directors

OFFICERS

Michael J. Taylor

Interim President and Interim Chief Executive Officer

Howard Henderson

Vice President of Operations — Texas Tubular Division

Jonathan Holcomb

Vice President of Sales — Coil Divisions

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Robert McCain

Vice President — Decatur Facility

Steve Teeter

Vice President — Hickman Facility

Michael Thompson

Vice President of Sales — Tubular Division

Charles W. Hall

Assistant Secretary

COMPANY OFFICES AND WEBSITES

    CORPORATE OFFICE & COIL PRODUCTS SALES OFFICE

    1121 Judson Road, Suite 124

    Longview, Texas 75601

    903-758-3431

    TUBULAR PRODUCTS SALES OFFICE

    3681 FM 250

    Lone Star, Texas 75668

    903-639-2511

    WEBSITES*

    www.friedmanindustries.com

    www.texastubular.com

COUNSEL

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010

AUDITORS

Moss Adams LLP

500 Dallas Street, Suite 2500

Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

* Information on our websites is expressly not incorporated by reference into this document.

DIRECTORS

Durga D. Agrawal

President, Piping Technology & Products, Inc. (pipe fabrication)

Houston, Texas

Charles W. Hall

Of Counsel, Norton Rose Fulbright US LLP (law firm)

Houston, Texas

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Michael J. Taylor, Chairman of the Board

Interim President and Interim Chief Executive Officer of the Company

Houston, Texas

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2019 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

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

The Company sells coil products and processing services to approximately 170 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

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

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 9 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2019		Fiscal 2018
	High	Low	High	Low
First Quarter	$10.22	$5.55	$6.80	$5.05
Second Quarter	11.47	8.17	6.15	5.18
Third Quarter	9.70	6.23	6.22	5.15
Fourth Quarter	8.48	6.69	6.79	5.24

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2019	Fiscal 2018
First Quarter	$.03	$.01
Second Quarter	.06	.01
Third Quarter	.06	.01
Fourth Quarter	.04	.02

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 26, 2019 was 190. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2019	2018 As Adjusted
CURRENT ASSETS:
Cash	$11,667,161	$4,052,582
Accounts receivable, net of allowances for bad debts and cash discounts of $29,178 and $21,052 at March 31, 2019 and 2018, respectively	13,183,411	17,458,289
Inventories	49,062,086	45,329,434
Other	543,549	429,101
TOTAL CURRENT ASSETS	74,456,207	67,269,406
PROPERTY, PLANT AND EQUIPMENT:
Land	1,452,799	1,452,799
Buildings and yard improvements	8,821,253	8,710,958
Machinery and equipment	38,176,497	39,282,944
Less accumulated depreciation	(36,540,591)	(35,280,700)
	11,909,958	14,166,001
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	235,817	217,900
TOTAL ASSETS	$86,601,982	$81,653,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2019	2018 As Adjusted
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$11,577,664	$10,233,431
Income taxes payable	159,694	—
Dividends payable	279,978	140,189
Contribution to retirement plan	50,250	45,000
Employee compensation and related expenses	297,316	612,015
TOTAL CURRENT LIABILITIES	12,364,902	11,030,635
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	210,257	175,056
DEFERRED INCOME TAX LIABILITY	1,545,246	1,872,166
TOTAL LIABILITIES	14,120,405	13,077,857
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5 AND NOTE 8)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,205,160 shares and 8,185,160 shares at March 31, 2019 and 2018, respectively	8,205,160	8,185,160
Additional paid-in capital	29,322,472	29,154,874
Treasury stock at cost (1,225,716 shares and 1,175,716 shares at March 31, 2019 and 2018, respectively)	(5,525,964)	(5,475,964)
Retained earnings	40,479,909	36,711,380
TOTAL STOCKHOLDERS’ EQUITY	72,481,577	68,575,450
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$86,601,982	$81,653,307

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31
	2019	2018 As Adjusted
Net sales	$187,154,493	$121,157,278
Costs and expenses:
Cost of products sold	174,247,456	111,208,087
Selling, general and administrative	4,782,510	4,181,657
Impairment loss for long-lived assets	1,723,539	—
Interest expense	17,546	27,846
	180,771,051	115,417,590
EARNINGS FROM OPERATIONS	6,383,442	5,739,688
Interest and other income	440,503	24,900
EARNINGS BEFORE INCOME TAXES	6,823,945	5,764,588
Provision for (benefit from) income taxes:
Current	2,050,941	452,856
Deferred	(326,920)	1,377,631
	1,724,021	1,830,487
NET EARNINGS	$5,099,924	$3,934,101
Weighted average number of common shares outstanding:
Basic	7,010,266	7,009,444
Diluted	7,010,266	7,009,444
Net earnings per share:
Basic	$0.73	$0.56
Diluted	$0.73	$0.56

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2017	$8,185,160	$28,865,914	$(5,475,964)	$28,781,315
Retrospective adjustment for change in accounting principle	—	—	—	4,346,437
Net earnings (as adjusted)	—	—	—	3,934,101
Paid in capital – restricted stock awards	—	288,960	—	—
Cash dividends ($0.05 per share)	—	—	—	(350,473)
BALANCE AT MARCH 31, 2018 (as adjusted)	$8,185,160	$29,154,874	$(5,475,964)	$36,711,380
Net earnings	—	—	—	5,099,924
Forfeiture of restricted stock	—	—	(50,000)	—
Issuance of restricted stock	20,000	—	—	—
Paid in capital – restricted stock awards	—	167,598	—	—
Cash dividends ($0.19 per share)	—	—	—	(1,331,395)
BALANCE AT MARCH 31, 2019	$8,205,160	$29,322,472	$(5,525,964)	$40,479,909

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2019	2018 As Adjusted
OPERATING ACTIVITIES
Net earnings	$5,099,924	$3,934,101
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	1,340,492	1,356,347
Impairment loss for long-lived assets	1,723,539	—
Deferred taxes	(326,920)	1,377,631
Compensation expense for restricted stock	137,598	288,960
Change in post-retirement benefits other than pensions	35,201	9,774
Changes in operating assets and liabilities:
Accounts receivable, net	4,274,878	(8,519,238)
Inventories	(3,732,652)	(4,818,076)
Federal income taxes recoverable	—	913,347
Other	(114,448)	(315,561)
Accounts payable and accrued expenses	1,344,233	8,229,770
Income taxes payable	159,694	414,114
Employee compensation and related expenses	(314,699)	371,180
Contribution to retirement plan	5,250	3,000
Net cash provided by operating activities	9,632,090	3,245,349
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(807,989)	(349,184)
Increase in cash value of officers’ life insurance	(17,917)	(24,900)
Net cash used in investing activities	(825,906)	(374,084)
FINANCING ACTIVITIES
Cash dividends paid	(1,191,605)	(280,378)
Net cash used in financing activities	(1,191,605)	(280,378)
Increase in cash	7,614,579	2,590,887
Cash at beginning of year	4,052,582	1,461,695
Cash at end of year	$11,667,161	$4,052,582

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

REVENUE RECOGNITION: Revenue is generated primarily from contracts to manufacture or process steel products and is recognized when performance obligations are complete. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenue is recorded in an amount that reflects the consideration expected to be received in exchange for those goods or services. See Note 10 for further information.

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $14,178 and $6,052 at March 31, 2019 and March 31, 2018, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Effective April 1, 2018, the Company changed its method for valuing prime coil inventory of the coil segment from the last-in, first-out (“LIFO”) method to the average cost method. The effects of the change in accounting principle from LIFO to average cost have been retrospectively applied to all prior periods presented in all sections of this Annual Report. Prime coil inventory value for both periods presented in the table below are based on average cost valuation. See Note 2 for additional information related to this change in accounting principle. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2019	2018 As Adjusted
Prime coil inventory	$26,240,439	$14,185,858
Non-standard coil inventory	2,078,008	2,971,324
Tubular raw material	4,418,750	6,734,076
Tubular finished goods	16,324,889	21,438,176
	$49,062,086	$45,329,434

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

At March 31, 2019, the Company determined that indicators of impairment were present for the pipe finishing facility due to inconsistent operating results and uncertainty related to future operating expectations. The Company performed an impairment review of the facility’s assets and determined the carrying amount of the assets were not recoverable based on estimated undiscounted cash flows. To establish a fair market value of the assets, certain equipment was valued using the market approach, which involves measuring the value of the assets in an open market exchange. The real property and buildings were valued based on a market approach, specifically the sales comparison approach. Remaining assets were valued using the cost approach. As a result of the review, an impairment loss of $1,723,539 was recognized due to the carrying amount of the assets exceeding their fair value. No impairments were necessary at March 31, 2018.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $210,257 and $175,056 at March 31, 2019 and March 31, 2018, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $17,500 and $27,900 in fiscal 2019 and 2018, respectively. The Company paid income taxes of approximately $1,846,000 in fiscal 2019. Net of taxes paid, the Company received federal and state tax refunds totaling approximately $959,000 in fiscal 2018. In fiscal 2018, there were noncash transactions totaling $385,000 for the transfer of ownership of life insurance policies from the Company to officers upon their retirement.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include the fair value of the pipe-finishing facility, determination of useful lives for fixed assets and determination of the allowance for doubtful accounts. The pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

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

ECONOMIC RELATIONSHIP:    The Company purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company. Coil segment sales to Trinity Industries, Inc. accounted for approximately 21% and 16% of total Company sales in fiscal 2019 and 2018, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2019. Loss of Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:   In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 states that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The update supersedes prior revenue recognition guidance, including industry-specific guidance. Effective April 1, 2018, the Company adopted the new standard through the modified retrospective method applied to those contracts that were not completed as of April 1, 2018 and those contracts initiated on or after April 1, 2018. Results for reporting periods beginning on or after April 1, 2018 are presented under the new standard, while prior period amounts are unadjusted and reported in accordance with historic accounting under the prior guidance. The modified retrospective method requires that the cumulative effect of initially applying the new guidance be recorded as an adjustment to the opening balance of retained earnings in the consolidated balance sheet. The adoption of this new accounting guidance did not have an impact on prior period earnings and no adjustment was recorded to the opening retained earnings balance as of April 1, 2018. The adoption did not have a financial statement impact to the Company but did result in expanded disclosures which are provided in Note 10.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows by adding or clarifying guidance on eight specific cash flow issues. The Company adopted this new guidance effective April 1, 2018. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a new lease accounting standard that requires lessees to recognize a right of use asset and related lease liability for most leases having lease terms of more than 12 months.  Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new standard. In July 2018, the FASB also issued Accounting Standards Update No. 2018-11, Leases (Topic 842): Targeted Improvements, to give entities another option for transition and to provide practical expedients to reduce the cost and complexity of implementing the new standard. ASU 2016-02 and all subsequently issued amendments, collectively "ASC 842," is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company implemented ASC 842 at the start of the first quarter of the fiscal year ending March 31, 2020 using the optional transition method under which the new standard is applied only to the most current period presented and the cumulative effect of applying the new standard to existing lease agreements is recognized at the date of initial application. The adoption of ASC 842 resulted in the recording of right-of-use lease assets and lease liabilities of approximately $61,000. The Company implemented the appropriate changes to business processes and controls to support recognition and disclosure under the new standard, including the new qualitative and quantitative disclosures. The Company also elected the package of transition practical expedients related to lease identification, lease classification, and initial direct costs. In addition, the Company made the following accounting policy elections: (1) the Company will not separate lease and non-lease components by class of underlying asset and (2) the Company will apply the short-term lease exemption by class of underlying asset. The Company believes that the adoption of ASC 842 will not materially impact future consolidated results of operations and will have no impact on the Company’s future cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires, among other things, the use of a new current expected credit loss ("CECL") model in order to determine the allowance for doubtful accounts with respect to accounts receivable. The CECL model requires estimation of lifetime expected credit loss with respect to receivables and recognition of allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. Subsequently, in November 2018, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (ASC 326), which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. The new guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

2.	CHANGE IN ACCOUNTING PRINCIPLE

Effective April 1, 2018, the Company changed its method for valuing prime coil inventory of the coil segment from the last-in, first-out (“LIFO”) method to the average cost method. The effects of the change in accounting principle from LIFO to average cost have been retrospectively applied to all prior periods presented in all sections of this annual report. The Company believes the average cost method is preferable as it more closely resembles the physical flow of our inventory, it better matches revenues with expenses and it aligns with how we internally manage our business. As a result of the retrospective application of the change in accounting principle, certain financial statement line items in the Company’s consolidated balance sheet as of March 31, 2018, its consolidated statement of operations for the year ended March 31, 2018 and its consolidated statement of cash flows for the year ended March 31, 2018 were adjusted as presented in the table below. In addition, retained earnings as of April 1, 2017 increased $4,346,437 as a result of the change in accounting principle.

	As Originally Reported	Effect of Change	As Adjusted
Consolidated Statement of Operations, Fiscal Year Ended March 31, 2018
Cost of goods sold	112,905,381	(1,697,294)	111,208,087
Income tax provision	1,307,890	522,597	1,830,487
Net earnings	2,759,404	1,174,697	3,934,101

Net earnings per share:
Basic	0.39	0.17	0.56
Diluted	0.39	0.17	0.56

Consolidated Statement of Cash Flows, Fiscal Year Ended March 31, 2018
Net earnings	2,759,404	1,174,697	3,934,101
Change in inventories	(3,120,782)	(1,697,294)	(4,818,076)
Change in deferred income taxes	1,269,148	108,483	1,377,631
Change in income taxes payable	-	414,114	414,114

Consolidated Balance Sheet, as of March 31, 2018
Inventories	38,039,332	7,290,102	45,329,434
Deferred income tax liability	103,198	1,768,968	1,872,166
Retained earnings	31,190,246	5,521,134	36,711,380

The following table shows the effect of the change in accounting principle from LIFO to average cost on the results of operations for the fiscal year ended March 31, 2019:

	As Computed Under LIFO	As Computed Under Average Cost	Effect of Change
Consolidated Statement of Operations, Fiscal Year Ended March 31, 2019
Earnings before income taxes	5,706,951	6,823,945	1,116,994
Income tax provision	1,451,937	1,724,021	272,084
Net earnings	4,255,014	5,099,924	844,910

Net earnings per share:
Basic	0.61	0.73	0.12
Diluted	0.61	0.73	0.12

3.	EQUITY COMPENSATION PLANS AND CAPITAL STOCK

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

The following table summarizes the activity related to restricted stock awards for the year ended March 31, 2019:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at March 31, 2018	210,000	$6.88
Cancelled or forfeited	(50,000)	6.88
Granted	20,000	8.23
Vested	—	—
Unvested at March 31, 2019	180,000	$7.03

Of the 180,000 unvested shares at March 31, 2019, 160,000 shares have five year cliff vesting restrictions with vesting occurring on January 4, 2022 and 20,000 shares have two year cliff vesting restrictions with vesting occurring on March 13, 2021. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of $137,598 and $288,960 in fiscal 2019 and 2018, respectively, relating to the stock awards issued under the Plan. Subsequent to March 31, 2019, restricted stock awards of 20,000 shares total were granted with a grant date fair value of $7.62 per share and five year cliff vesting restrictions with vesting occurring on April 1, 2024.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2019 or March 31, 2018.

4.	DEBT

On December 11, 2018, the Company’s $7,500,000 revolving line of credit facility expired. On December 12, 2018, the Company entered into a loan agreement for a $5,000,000 revolving line of credit facility (the “Credit Facility”) with Citizens National Bank, which changed its name to VeraBank on January 14, 2019 (the “Bank”). The Credit Facility expires on December 12, 2019 and is collateralized by the Company’s tubular segment accounts receivable and inventory. Borrowings under the credit facility bear interest at the Bank’s prime rate minus 0.55% resulting in an applicable interest rate of 4.95% as of March 31, 2019. Interest payments on amounts advanced are due monthly and principal payments may be made at any time without penalty. All outstanding principal and accrued interest is due upon expiration of the Credit Facility. Access to funds under the Credit Facility is subject to a borrowing base requirement. The borrowing base is calculated as 80% of eligible tubular segment accounts receivable plus 40% of eligible tubular segment inventory. The total amount contributed to the borrowing base by eligible inventory shall not exceed $3,000,000. At March 31, 2019, the borrowing base calculations would allow the Company access to the full $5,000,000 available under the Credit Facility. The Credit Facility contains financial covenants that require the Company to not permit: (1) total shareholders’ equity to be less than $50.0 million at any time, (2) total liabilities to exceed 50% of total shareholders’ equity at any time and (3) debt service coverage ratio, measured as of the end of each calendar quarter, to be less than 2.00 to 1.00. The debt service coverage ratio is calculated on a trailing twelve month period as the ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to the sum of interest expense for such period, scheduled principal payments for such period on all indebtedness for money borrowed and capital leases, and the aggregate amount payable during such period under any operating leases. At March 31, 2019, the Company was in compliance with all financial covenants and had no borrowings outstanding under the Credit Facility.

5.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable operating lease for its Longview, Texas office space. The lease expires on April 30, 2021 and requires a monthly rental payment by the Company of $2,728. The following is a schedule of future minimum annual rental payments for the next five years required under this operating lease as of March 31, 2019:

2020	$32,736
2021	32,736
2022	2,728
2023	—
2024	—
Total	$68,200

Rental expense for leased properties was approximately $32,736 for both fiscal 2019 and fiscal 2018.

At March 31, 2019, the Company had supply agreements in place with certain suppliers that require the Company to purchase minimum quantities of steel on a monthly basis. All such agreements expire on December 31, 2019. The combined minimum monthly purchase requirements under these agreements fall well below the Company's anticipated monthly steel supply needs. Based on the market price of hot-rolled coil at March 31, 2019, the minimum purchase requirements remaining for April 2019 to December 2019 totaled approximately $33,165,000.

6.	EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31
	2019	2018 As Adjusted
Basic
Net earnings	$5,099,924	$3,934,101
Weighted average common shares	7,010,266	7,009,444
Dilutive
Net earnings	$5,099,924	$3,934,101
Weighted average common shares and common share equivalents	7,010,266	7,009,444

7.	INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2019	2018 As Adjusted
Federal
Current	$1,738,512	$414,114
Deferred	(312,658)	1,286,556
	1,425,854	1,700,670
State
Current	312,429	38,742
Deferred	(14,262)	91,075
	298,167	129,817
Total	$1,724,021	$1,830,487

The effective tax rates for fiscal 2019 and fiscal 2018 were impacted by the Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017 by the U.S. government. The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate and repealing the deduction for domestic production activities.

The Tax Act reduced the federal corporate tax rate applicable to the Company from 34% to 21% effective January 1, 2018. In accordance with Section 15 of the Internal Revenue Code, the Company utilized a blended rate of approximately 30.8% to compute federal tax expense for fiscal 2018. The blended rate is calculated by applying prorated percentages, based on the number of days prior to and subsequent to the January 1, 2018 effective date, to the tax rate applicable for the respective pre and post effective periods. The 21% federal corporate tax rate applies to fiscal 2019 and each year thereafter.

Also on December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations where a registrant does not have the necessary information available, prepared or analyzed in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. SAB 118 allowed companies to record provisional estimates during a measurement period not extending beyond one year from the Tax Act enactment date. As of December 22, 2018, the Company had completed the accounting for all impacts of the Tax Act and there have been no changes to previously recorded amounts.

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2019	2018 As Adjusted
Income tax expense at U.S. federal statutory rate (1)	21.0%	30.8%
Benefit due to tax reform	—	(2.0)
Current year state and local income taxes net of federal income tax benefit	3.5	3.4
Other	0.8	(0.4)
Provision for income taxes	25.3%	31.8%

(1)	The statutory rate for fiscal 2018 is a blended rate due to the Tax Cuts and Jobs Act enacted by the U.S. government on December 22, 2017.

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2016 through March 31, 2018. State and local returns may be subject to examination for fiscal years ended March 31, 2015 through March 31, 2018.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2019	2018 As Adjusted
Deferred tax liabilities:
Depreciation	$(954,569)	$(1,053,139)
LIFO to average cost Section 481(a) adjustment	(903,330)	(1,284,952)
Total deferred tax liabilities	(1,857,899)	(2,338,091)
Deferred tax assets:
Inventory capitalization	106,856	114,428
Postretirement benefits other than pensions	50,798	36,762
Net operating loss carryforward - Federal	—	184,668
Net operating loss carryforward - State	—	21,507
Other	154,999	108,560
Total deferred tax assets	312,653	465,925
Net deferred tax asset (liability)	$(1,545,246)	$(1,872,166)

8.	RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 2019, and $162,000 for the year ended March 31, 2018. Contributions, Plan earnings and forfeitures of nonvested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed one year of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $58,500 and $37,500 for the years ended March 31, 2019 and 2018, respectively.

9.	INDUSTRY SEGMENT DATA

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

	Year Ended March 31
	2019	2018 As Adjusted
NET SALES:
Coil	$124,555,478	$90,132,804
Tubular	62,599,015	31,024,474
TOTAL NET SALES	$187,154,493	$121,157,278
OPERATING PROFIT:
Coil	$6,414,396	$5,723,623
Tubular	2,328,871	2,024,035
TOTAL OPERATING PROFIT	8,743,267	7,747,658
General corporate expenses	(2,342,279)	(1,980,124)
Interest expense	(17,546)	(27,846)
Interest and other income	440,503	24,900
TOTAL EARNINGS BEFORE INCOME TAXES	$6,823,945	$5,764,588
IDENTIFIABLE ASSETS:
Coil	$43,104,205	$34,358,704
Tubular	31,519,755	43,010,190
	74,623,960	77,368,894
General corporate assets	11,978,022	4,284,413
TOTAL ASSETS	$86,601,982	$81,653,307
DEPRECIATION:
Coil	$551,241	$570,819
Tubular	782,327	779,590
Corporate and other	6,924	5,938
	$1,340,492	$1,356,347
CAPITAL EXPENDITURES:
Coil	$396,299	$35,720
Tubular	377,400	306,310
Corporate and other	34,290	7,154
	$807,989	$349,184

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2019 and March 31, 2018, corporate assets consisted primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

10.	REVENUE

Revenue is generated primarily from contracts to manufacture or process steel products. Most of the Company’s revenue is generated by sales of material out of the Company’s inventory but a portion of the Company’s revenue is derived from processing of customer owned material. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenues are recorded net of any sales incentives. Shipping and other transportation costs charged to customers are treated as fulfillment activities and are recorded in both revenue and cost of sales at the time control is transferred to the customer. Costs related to obtaining sales contracts are incidental and expensed when incurred. Because customers are invoiced at the time title transfers and the Company’s rights to consideration are unconditional at that time, the Company does not maintain contract asset balances. Additionally, the Company does not maintain contract liability balances, as performance obligations are satisfied prior to customer payment for product. The Company offers industry standard payment terms.

The Company has two reportable segments: Coil and Tubular. Coil primarily generates revenue from temper passing and cutting to length hot-rolled steel coils. Coil segment revenue consists of three main product types: Prime Coil, Non-Standard Coil and Customer Owned Coil. Tubular primarily generates revenue from the manufacture, distribution and processing of steel pipe. Tubular segment revenue consists of three main product or service types: Manufactured Pipe, Mill Reject Pipe and Pipe Finishing Services. The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended March 31, 2019 and 2018, respectively:

	Fiscal Year Ended March 31,
	2019	2018
Coil Segment:
Prime Coil	106,436,452	71,192,758
Non-standard Coil	16,867,632	17,719,898
Customer Owned Coil	1,251,394	1,220,148
	124,555,478	90,132,804
Tubular Segment:
Manufactured Pipe	45,689,886	21,239,983
Mill Reject Pipe	16,072,129	7,708,697
Pipe Finishing Services	837,000	2,075,794
	62,599,015	31,024,474

11.	SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2019 and 2018:

	Quarter Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Net sales	$48,193,318	$53,432,029	$43,326,080	$42,203,066
Gross profit	6,192,478	3,944,541	1,930,484	839,534
Net earnings (loss)	3,599,893	2,000,916	664,773	(1,165,658)
Basic (1)	.51	.29	.09	(.17)
Diluted (1)	.51	.29	.09	(.17)

	Quarter Ended
	June 30, 2017 As Adjusted	September 30, 2017 As Adjusted	December 31, 2017 As Adjusted	March 31, 2018 As Adjusted
Net sales	$23,083,269	$26,077,710	$28,033,521	$43,962,778
Gross profit	1,543,310	1,500,411	1,724,534	5,180,936
Net earnings	364,330	395,334	161,271	3,013,166
Basic (1)	.05	.05	.02	.43
Diluted (1)	.05	.05	.02	.43

(1)	The sum of the quarterly earnings per share may not equal the annual amount reported due to per share amounts being calculated independently for each quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for valuing prime coil inventory.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MOSS ADAMS LLP

Houston, Texas

July 1, 2019

We have served as the Company’s auditor since 2017.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2019, our internal control over financial reporting is effective based on that criteria.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the U.S. Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments; coil products and tubular products.

The coil product segment includes the operation of two hot-roll coil processing facilities; one in Hickman, Arkansas and the other in Decatur, Alabama. Each facility operates a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. Combined, the facilities are capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis. Effective April 1, 2018, the Company changed the inventory valuation method for the coil segment’s prime coil inventory from the LIFO method to the average cost method. The impact of this change in accounting principle to both the current fiscal year and, as applied retrospectively, to the prior fiscal year are disclosed in Note 2 of the consolidated financial statements. Prior period information provided in this Management’s Discussion and Analysis has been updated to reflect the retrospective application of the change in accounting principle.

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

RESULTS OF OPERATIONS

Year ended March 31, 2019 compared to year ended March 31, 2018

During the year ended March 31, 2019, sales, costs of goods sold and gross profit increased $65,997,215, $63,039,369 and $2,957,846, respectively, from the comparable amounts recorded during the year ended March 31, 2018. The increase in sales was related to both an increase in tons sold and an increase in the average per ton selling price. Tons sold increased approximately 29% from approximately 176,500 tons in fiscal 2018 to approximately 227,500 tons in fiscal 2019. Discussion of the sales improvement is expanded upon at the segment level in the following paragraphs. Gross profit as a percentage of sales decreased from approximately 8.2% in fiscal 2018 to approximately 6.9% in fiscal 2019.

Fiscal 2019 was impacted by significant volatility of steel prices. Management believes much of this volatility was related to the U.S. government’s Section 232 trade actions on steel imports which were implemented in March 2018. In November 2017, steel prices began to rise on speculation of potential trade actions. The rising prices gained momentum in January 2018 when the Commerce Department’s recommendations were provided to the Administration. From January 2018, steel prices continued to rise approximately 40% until reaching a peak in July 2018. Prices held near a 10 year high until September 2018 when prices started to decline and continued that downward trend through the remainder of fiscal 2019, dropping approximately 22%.

The Company’s fiscal 2019 operating results showed similar volatility with operating profit of approximately $8,801,000 for the first and second quarters combined and operating profit of approximately $1,666,000 for the third and fourth quarters combined (excluding the impairment loss recognized during the fourth quarter). Operating results for the first half of fiscal 2019 were further supported by a sustained recovery of the energy industry which then entered a correction and remained soft for the second half of fiscal 2019.

Coil Segment

Coil product segment sales for fiscal 2019 totaled $124,555,478 compared to $90,132,804 for fiscal 2018, representing an increase during fiscal 2019 of $34,422,674 or approximately 38%. For average selling price disclosure, it is helpful to isolate sales generated from processing of customer owned material and sales generated from coil segment inventory. Sales generated from processing of customer owned material totaled $1,251,394 for fiscal 2019 compared to $1,220,148 for fiscal 2018. Sales generated from coil segment inventory totaled $123,304,084 for fiscal 2019 compared to $88,912,656 for fiscal 2018. The increase in coil segment sales was driven by an increase in tons shipped from inventory and an increase in the average selling price per ton for these shipments. Inventory tons sold increased from approximately 132,000 tons in fiscal 2018 to approximately 141,000 tons in fiscal 2019. The average per ton selling price related to these shipments increased from approximately $674 per ton in fiscal 2018 to approximately $873 per ton in fiscal 2019. The improved shipping volume for fiscal 2019 is attributable to increased demand among many of the segment’s customers. Management believes the demand improvement was primarily related to the effects of the U.S. government’s Section 232 steel trade actions and the general conditions of the steel industry, manufacturing industry and the U.S. economy. Coil segment operations recorded operating profits of approximately $6,414,000 and $5,724,000 in fiscal 2019 and fiscal 2018, respectively.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2019 totaled $62,599,015 compared to $31,024,474 for fiscal 2018, representing an increase during fiscal 2019 of $31,574,541 or approximately 102%. For a more complete understanding of the average selling prices of goods sold, it is helpful to isolate sales generated from the finishing of customer owned pipe and sales generated from tubular segment inventory. Sales generated from finishing of customer owned pipe totaled $837,000 for fiscal 2019 compared to $2,075,794 for fiscal 2018. Sales generated from tubular segment inventory totaled $61,762,015 for fiscal 2018 compared to $28,948,680 for fiscal 2018. The increase in tubular segment sales was driven by an increase in tons shipped from inventory and an increase in the average selling price per ton for these shipments. Inventory tons sold increased from approximately 44,500 tons in fiscal 2018 to approximately 86,500 tons in fiscal 2019. The average per ton selling price related to these shipments increased from approximately $651 per ton in fiscal 2018 to approximately $714 per ton in fiscal 2019. Tubular segment operations recorded operating profits of approximately $2,329,000 and $2,024,000 in the fiscal 2019 and fiscal 2018, respectively.

Management believes the improved tubular results were primarily related to the effects of the U.S. government’s Section 232 steel trade actions, U.S. energy industry conditions in the first half of the fiscal year and the segment’s new product offering of API line pipe. Late in the third quarter of fiscal 2018, TTP began actively producing, marketing and selling line pipe directly to distributors. Shipments of line pipe during fiscal 2019 totaled approximately 26,000 tons compared to approximately 9,000 tons for fiscal 2018, accounting for approximately 40% of the 42,000 ton increase in total tubular sales volume. Management expects line pipe sales to be a significant component of total tubular segment sales moving forward.

Shipments of mill reject pipe during fiscal 2019 totaled approximately 45,500 tons compared to approximately 20,500 tons during fiscal 2018, accounting for approximately 60% of the 42,000 ton increase in tubular sales volume. The increased shipping volume of mill reject pipe was due to improved demand and a concentrated effort to reduce the level of inventory.

Revenue related to the finishing of customer owned pipe was $837,000 for fiscal 2019 compared to $2,075,794 for fiscal 2018. These revenues are generated at the Company’s pipe finishing facility that commenced operations in May 2017. The facility is designed to function optimally as a high volume processing facility with a small customer base. Operations at the facility have been sporadic as new customer relationships evolve and due to some fluctuation in the energy industry and the steel industry in general. Due to the inconsistent operating results and uncertainty related to future operating expectations, the Company determined that indicators of impairment were present at March 31, 2019. The Company performed an impairment review of the finishing facility’s assets which resulted in an impairment loss of $1,723,539 being recognized for fiscal 2019. Management continues to cultivate existing customer relationships and seek additional customers that are a strategic fit for the facility. Management will continue to evaluate the long-term operating potential of the facility on a continual basis.

USS has been the primary supplier of new mill reject pipe to the Company. In March 2016, USS announced it was temporarily idling pipe production at its Lone Star Tubular Operations facility due to weak market conditions. In December 2016, USS announced plans to permanently idle its #1 pipe mill at the Lone Star facility. In May 2017, USS resumed production at its Lone Star facility’s #2 pipe mill. In February 2019, USS announced plans to restart its Lone Star facility’s #1 pipe mill early in their third quarter of 2019. The Company expects the volume and size range of new mill reject pipe supply from USS will be limited until the Lone Star facility’s #1 pipe mill resumes production. USS is also a significant customer of the tubular segment’s pipe-finishing facility. Loss of USS as a supplier or customer could have a material adverse effect on the Company’s business. In general, the tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

General, Selling and Administrative Costs

During fiscal 2019, general, selling and administrative costs increased $600,853 compared to fiscal 2018. This increase was related primarily to increases in bonuses and commissions associated with the increased earnings and sales volume.

Other Income

Other income for fiscal 2019 increased $415,603 from the amount recorded in fiscal 2018. This increase was related primarily to a $56,500 settlement received by the Company as a member of the settlement class related to steel antitrust litigation and $366,085 of insurance proceeds received related to a forklift that was destroyed by fire. The Company does not expect to receive any additional proceeds related to either of these matters.

Income Taxes

Income taxes for fiscal 2019 decreased $106,466 from the amount recorded in fiscal 2018 due primarily to effects of the Tax Cuts and Jobs Act (the “Tax Act”) that was enacted by the U.S. government on December 22, 2017. The Tax Act reduced the federal corporate tax rate applicable to the Company from 34% to 21% effective January 1, 2018. Pursuant to the Internal Revenue Code, the Company utilized a blended rate of approximately 30.8% to compute federal tax expense for fiscal 2018 compared to use of the new 21% statutory rate for fiscal 2019.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

We believe the Company remained in a strong, liquid position at March 31, 2019. Current ratios were 6.0 and 6.1 at March 31, 2019 and March 31, 2018, respectively. Working capital was $62,091,305 at March 31, 2019 and $56,238,771 at March 31, 2018.

During the year ended March 31, 2019, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash increased primarily as a result of operating activities partially offset by purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In December 2018, the Company’s $7,500,000 revolving line of credit facility expired and the Company put into place a new $5,000,000 revolving line of credit facility (the “Credit Facility”) that expires December 12, 2019. Access to funds under the Credit Facility is subject to a borrowing base requirement. The borrowing base is calculated as 80% of eligible tubular segment accounts receivable plus 40% of eligible tubular segment inventory. The total amount contributed to the borrowing base by eligible inventory shall not exceed $3,000,000. At March 31, 2019 and as of the filing date of the Company’s Form 10-K for the fiscal year ended March 31, 2019, the borrowing base calculations would allow the Company access to the full $5,000,000 available under the Credit Facility. At March 31, 2019 and as of the filing date of the Company’s Form 10-K for the fiscal year ended March 31, 2019, the Company had no borrowings outstanding under the Credit Facility and was not in violation of any terms or covenants related to the Credit Facility.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2019 and 2018, the Company believes that the general level of inflation had little effect on its operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include the fair value of the pipe-finishing facility, determination of useful lives for fixed assets and determination of the allowance for doubtful accounts. The pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. Actual results could differ from these estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain forward-looking information (as defined in the Private Securities Litigation Reform Act of 1996, as amended) and that involve risk and uncertainty. Such statements may include those risks disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this report. These forward-looking statements may include, but are not limited to, future changes in the Company’s financial condition or results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company’s Annual Report on Form 10-K and its other Quarterly Reports on Form 10-Q. Forward-looking statements include those preceded by, followed by or including the words “will,” “expect,” “intended,” “anticipated,” “believe,” “project,” “forecast,” “propose,” “plan,” “estimate,” “enable,” and similar expressions, including, for example, statements about our business strategy, our industry, our future profitability, growth in the industry sectors we serve, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions, and estimates and projections of future activity and trends in the oil and natural gas industry. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Although forward-looking statements reflect our current beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, changes in the demand for and prices of the Company’s products, changes in government policy regarding steel, changes in the demand for steel and steel products in general and the Company’s success in executing its internal operating plans, changes in and availability of raw materials, unplanned shutdowns of our production facilities due to equipment failures or other issues, increased competition from alternative materials and risks concerning innovation, new technologies, products and increasing customer requirements. Accordingly, undue reliance should not be placed on our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent law requires.

TEN YEAR FINANCIAL SUMMARY (Unaudited)

	Year Ended March 31
	2019	2018 As Adjusted	2017*	2016*	2015*	2014*	2013*	2012*	2011*	2010*
Net sales	$187,154,493	$121,157,278	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492	$65,132,170
Net earnings (loss)	$5,099,924	$3,934,101	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637	$652,024
Current assets	$74,456,207	$67,269,406	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344	$48,703,119
Current liabilities	$12,364,902	$11,030,635	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375	$7,576,278
Working capital	$62,091,305	$56,238,771	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969	$41,126,841
Total assets	$86,601,982	$81,653,307	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131	$65,031,722
Stockholders’ equity	$72,481,577	$68,575,450	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514	$56,358,410
Net earnings (loss) as a percent of Net sales	2.7	3.2	(3.4)	0.4	0.4	1.5	4.5	5.0	6.2	1.0
Stockholders’ equity	7.0	5.7	(4.4)	0.5	0.6	2.7	9.7	12.9	13.9	1.2
Weighted average number of common shares outstanding:
Basic	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$0.73	$0.56	$(0.39)	$0.04	$0.06	$0.25	$0.90	$1.20	$1.20	$0.10
Stockholders’ equity	$10.34	$9.78	$8.81	$9.30	$9.30	$9.31	$9.26	$9.33	$8.65	$8.29
Cash dividends per common share	$0.19	$0.05	$0.04	$0.04	$0.07	$0.20	$0.97	$0.52	$0.84	$0.06

* The figures for fiscal years 2010 to 2017 have not been adjusted for the change in accounting principle described in Note 2 of the consolidated financial statements. The impact of the change in accounting principle on the aforementioned years has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2019 and 2018.