Form 10-K, Exhibit 13
period 2020-03-31
FRIEDMAN INDUSTRIES INC
filed 2020-06-30
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED MARCH 31, 2020

2020

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2020	2019
Net sales	$142,102,324	$187,154,493
Net earnings (loss)	$(5,249,210)	$5,099,924
Net earnings (loss) per share (Basic)	$(0.75)	$0.73
Cash dividends per share	$0.10	$0.19
Stockholders’ equity	$66,865,367	$72,481,577
Working capital	$55,566,158	$62,091,305

TO OUR SHAREHOLDERS:

Fiscal year 2020 was a challenging year for Friedman Industries, Incorporated (the “Company”) but also a year where a foundation was laid for the Company’s future and greater shareholder value. We continued to experience significant price volatility during much of fiscal year 2020.  We began the year with hot-rolled coil (“HRC”) at approximately $700 per ton and bottomed in November at approximately $490 per ton. The Company experienced margin compression throughout the first three quarters of the year as steel prices were declining resulting in an operating loss for the nine months ended December 31, 2019 of approximately $1,095,000. HRC prices started to increase in November and continued increasing into the fourth quarter. This pivot in pricing allowed the margin compression to ease and the Company had an operating profit of approximately $1,121,000 for the three months ended March 31, 2020 excluding an impairment loss recognized related to the tubular segment’s pipe finishing facility at March 31, 2020. Operating profit or loss is net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income.

The Company’s coil segment continued to show year over year sales growth during fiscal 2020 with sales volume increasing 8% compared to fiscal 2019. During fiscal 2020, we commenced a 22,000 square foot building expansion at our Hickman, Arkansas (“Hickman”) coil processing facility. This project was completed in April 2020 on time and under budget. The expansion provides additional finished goods storage space, removing that constraint to growth, and also provides safety improvements. We also commenced a project to replace the existing temper mill and cut-to-length line at our Decatur, Alabama (“Decatur”) coil processing facility with a stretcher leveler line. This new equipment will allow the Decatur location and our overall coil segment to process material that is thicker, wider and higher strength. In addition, material that has been leveled by the stretcher leveling process is preferable to certain customers and applications compared to material that has been leveled by the temper mill process. In June 2020, we removed the previous equipment from Decatur and we are now preparing the foundation for installation of the new equipment. We expect installation to start in October 2020 and commercial use to begin in February 2021.

The Company’s tubular segment experienced challenging demand during fiscal 2020. The US energy sector showed a steady decline in demand throughout the fiscal year. The US drilling rig count entered the year at 1,006 rigs and concluded the year at 728 rigs. In this challenging environment, we worked hard to establish new customers and expand market share seeing manufactured pipe sales volume decline only 4%. At March 31, 2020, we determined it was necessary to review the tubular segment’s pipe finishing facility for impairment. The impairment review resulted in the recognition of a $4,338,419 impairment loss at March 31, 2020. We regret that changes in customer relationships and market conditions have not allowed this facility to operate as initially expected when the investment decision was made. We have implemented a rigorous process to vet all future capital expenditure projects to ensure that shareholder capital is being deployed in a manner that provides maximum shareholder value.

During fiscal 2020, we initiated an in-depth strategic review to recognize the strengths within our business and the opportunities available to us as well as the risks that we face. While this level of strategic thinking is a continuous process, it was of significant importance with fiscal 2020 being my first year as President and CEO of the Company and allowed us to establish a foundation for how we prioritize our time and capital. From this strategic review, we have initiated the capital projects at Hickman and Decatur. Additionally, we have implemented a stable dividend philosophy with an intention to pay a dividend at a level we can maintain for the foreseeable future coupled with a desire to increase the dividend when operations become supportive of a new amount we believe is sustainable. With the release of this Annual Report, we are also announcing a Board authorized share repurchase program. The Board’s approval of this program reflects our confidence in the Company’s future and is an additional means to our commitment of enhancing stockholder value. We are also excited to announce that in June 2020 we implemented our first price-risk management actions by participating in the financial futures market for hot-rolled steel coil. We believe price-risk management is a critical tool for improving the consistency of our financial results in a volatile commodity-based business.

As we concluded fiscal 2020, we were faced with unprecedented circumstances due to the global COVID-19 pandemic. We have implemented changes to our operations to help ensure the safety and health of our employees. Our facilities have continued to operate throughout this crisis and we are pleased to report that only one of our employees has tested positive for the virus and that employee has since recovered. Our coil segment experienced a significant drop in demand for April 2020 but a rapid improvement for May 2020 and June 2020. Our tubular segment experienced a significant drop in demand as well but has not seen as quick of a recovery due to COVID-19 having a significant impact on the energy industry and other underlying issues within the energy industry. The Company expects to report a net loss for the quarter ended June 30, 2020 due primarily to the demand deterioration associated with COVID-19.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:00 a.m. (Central Time) on Thursday, September 10, 2020, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

Michael J. Taylor

President and Chief Executive Officer

Chairman of the Board of Directors

OFFICERS

Michael J. Taylor

President and Chief Executive Officer

Howard Henderson

Vice President of Operations — Texas Tubular Division

Jonathan Holcomb

Vice President of Sales — Coil Divisions

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Robert McCain

Vice President — Decatur Facility

Steve Teeter

Vice President of Operations — Coil Divisions

Michael Thompson

Vice President of Sales — Tubular Division

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

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Tim Stevenson

Chief Executive Officer and Founder, Metal Edge Partners (metals price risk management and strategic advisory services)

Plymouth, Minnesota

Michael J. Taylor, Chairman of the Board

President and Chief Executive Officer of the Company

Houston, Texas

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2020 as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: coil products and tubular products.

Coil Products

The coil product segment consists of the operation of two hot-roll coil processing facilities; one in Hickman, Arkansas (“Hickman”) and the other in Decatur, Alabama (“Decatur”). At March 31, 2020, each facility operated a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. At that time, the facilities combined were capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. In June 2020, the temper mill and cut-to-length line at the Decatur facility were removed to allow the foundation to be prepared for a new stretcher leveler line that will be installed. Installation is expected to begin in October 2020 and commercial use is expected to start in February 2021. The new equipment will expand the coil segment’s processing capabilities to include material up to 96” wide and material of higher grades and allows the Decatur facility to cut material that is up to ½” thick compared to the previous equipment’s capability of 5/16” thick. In addition, sheet and plate that has been stretcher leveled is preferable to some customers and applications compared to material that has been leveled through the temper mill process. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

The Hickman and Decatur facilities are substantially similar with respect to products produced. The Company makes shipments of coil products based on which facility offers the desired product or, if the product is available at both facilities, based on other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis. Coil products are sold on a wholesale, rapid-delivery basis in competition with other processors of hot-rolled steel coils. Shipments are made via unaffiliated truckers or by rail.

The coil product segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells coil products and processing services to approximately 185 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

Tubular Products

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has an API licensed pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and new mill reject pipe that TTP purchases from U.S. Steel Tubular Products, Inc.

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

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2020		Fiscal 2019
	High	Low	High	Low
First Quarter	$8.05	$6.27	$10.22	$5.55
Second Quarter	7.04	5.78	11.47	8.17
Third Quarter	7.24	5.80	9.70	6.23
Fourth Quarter	6.14	3.72	8.48	6.69

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2020	Fiscal 2019
First Quarter	$.04	$.03
Second Quarter	.02	.06
Third Quarter	.02	.06
Fourth Quarter	.02	.04

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 24, 2020 was 190. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31
	2020	2019
CURRENT ASSETS:
Cash	$17,057,751	$11,667,161
Accounts receivable, net of allowances for bad debts and cash discounts of $82,417 and $29,178 at March 31, 2020 and 2019, respectively	11,705,344	13,183,411
Inventories	35,668,243	49,062,086
Other	780,179	543,549
TOTAL CURRENT ASSETS	65,211,517	74,456,207
PROPERTY, PLANT AND EQUIPMENT:
Land	1,179,831	1,452,799
Buildings and yard improvements	9,008,869	8,821,253
Machinery and equipment	29,339,893	38,176,497
Construction in process	3,797,364	—
Less accumulated depreciation	(31,825,401)	(36,540,591)
	11,500,556	11,909,958
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	183,350	235,817
Income taxes recoverable	448,665	—
TOTAL ASSETS	$77,344,088	$86,601,982

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31
	2020	2019
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$8,944,614	$11,577,664
Income taxes payable	—	159,694
Dividends payable	139,989	279,978
Contribution to retirement plan	50,250	50,250
Employee compensation and related expenses	409,778	297,316
Current portion of financing lease	100,728	—
TOTAL CURRENT LIABILITIES	9,645,359	12,364,902

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	99,864	210,257
DEFERRED INCOME TAX LIABILITY	361,146	1,545,246
OTHER NON-CURRENT LIABILITIES	372,352	—
TOTAL LIABILITIES	10,478,721	14,120,405
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5 AND NOTE 8)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,295,160 shares and 8,205,160 shares at March 31, 2020 and 2019, respectively	8,295,160	8,205,160
Additional paid-in capital	29,565,416	29,322,472
Treasury stock at cost (1,225,716 shares and 1,225,716 shares at March 31, 2020 and 2019, respectively)	(5,525,964)	(5,525,964)
Retained earnings	34,530,755	40,479,909
TOTAL STOCKHOLDERS’ EQUITY	66,865,367	72,481,577
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$77,344,088	$86,601,982

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31
	2020	2019
Net sales	$142,102,324	$187,154,493
Costs and expenses:
Cost of products sold	139,491,989	174,247,456
Selling, general and administrative	5,124,572	4,782,510
Impairment loss for long-lived assets	4,338,419	1,723,539
Interest expense	4,806	17,546
	148,959,786	180,771,051
EARNINGS (LOSS) FROM OPERATIONS	(6,857,462)	6,383,442
Interest and other income	19,260	440,503
EARNINGS (LOSS) BEFORE INCOME TAXES	(6,838,202)	6,823,945
Provision for (benefit from) income taxes:
Current	(404,892)	2,050,941
Deferred	(1,184,100)	(326,920)
	(1,588,992)	1,724,021
NET EARNINGS (LOSS)	$(5,249,210)	$5,099,924
Weighted average number of common shares outstanding:
Basic	7,000,403	7,010,266
Diluted	7,000,403	7,010,266
Net earnings (loss) per share:
Basic	$(0.75)	$0.73
Diluted	$(0.75)	$0.73

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCE AT MARCH 31, 2018 (as adjusted)	$8,185,160	$29,154,874	$(5,475,964)	$36,711,380
Net earnings	—	—	—	5,099,924
Forfeiture of restricted stock	—	—	(50,000)	—
Issuance of restricted stock	20,000	—	—	—
Paid in capital – restricted stock awards	—	167,598	—	—
Cash dividends ($0.19 per share)	—	—	—	(1,331,395)
BALANCE AT MARCH 31, 2019	$8,205,160	$29,322,472	$(5,525,964)	$40,479,909
Net loss	—	—	—	(5,249,210)
Issuance of restricted stock	90,000	—	—	—
Paid in capital – restricted stock awards	—	242,944	—	—
Cash dividends ($0.10 per share)	—	—	—	(699,944)
BALANCE AT MARCH 31, 2020	$8,295,160	$29,565,416	$(5,525,964)	$34,530,755

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31
	2020	2019
OPERATING ACTIVITIES
Net earnings (loss)	$(5,249,210)	$5,099,924
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	1,524,961	1,340,492
Impairment loss for long-lived assets	4,338,419	1,723,539
Deferred taxes	(1,184,100)	(326,920)
Compensation expense for restricted stock	332,944	137,598
Change in post-retirement benefits other than pensions	10,903	35,201
Lower of cost or net realizable value inventory adjustment	955,605	—
Changes in operating assets and liabilities:
Accounts receivable	1,478,067	4,274,878
Inventories	12,438,238	(3,732,652)
Federal income taxes recoverable	(448,665)	—
Other current assets	(236,630)	(114,448)
Accounts payable and accrued expenses	(2,680,481)	1,344,233
Income taxes payable	(159,694)	159,694
Employee compensation and related expenses	112,462	(314,699)
Contribution to retirement plan	—	5,250
Net cash provided by operating activities	11,232,819	9,632,090
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,935,361)	(807,989)
Increase in cash value of officers’ life insurance	(17,295)	(17,917)
Net cash used in investing activities	(4,952,656)	(825,906)
FINANCING ACTIVITIES
Cash dividends paid	(839,933)	(1,191,605)
Cash paid for principal portion of finance lease	(49,640)	—
Net cash used in financing activities	(889,573)	(1,191,605)
Increase in cash	5,390,590	7,614,579
Cash at beginning of year	11,667,161	4,052,582
Cash at end of year	$17,057,751	$11,667,161

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $67,417 and $14,178 at March 31, 2020 and March 31, 2019, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined using the average cost method. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. During the second quarter of fiscal 2020, tubular finished goods inventory was written down $955,605 to lower the carrying value to net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31
	2020	2019
Prime coil inventory	$17,190,435	$26,240,439
Non-standard coil inventory	1,550,734	2,078,008
Tubular raw material	4,888,542	4,418,750
Tubular finished goods	12,038,532	16,324,889
	$35,668,243	$49,062,086

Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured and new mill reject pipe that the Company purchases from U.S. Steel Tubular Products, Inc.

Effective April 1, 2018, the Company changed its method for valuing prime coil inventory of the coil segment from the last-in, first-out (“LIFO”) method to the average cost method. All of the fiscal 2020 and fiscal 2019 amounts reported in this Annual Report are based on the average cost method. The March 31, 2018 stockholders' equity information presented in this Annual Report was adjusted as a result of the retrospective application of this change in accounting principle.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)		20
Machinery and equipment (in years)	10	to	15
Yard improvements (in years)	5	to	15
Loaders and other rolling stock (in years)	5	to	10

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its estimated fair value. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less cost to sell. At March 31, 2020, the Company determined that indicators of impairment were present for the Company’s pipe finishing facility due to inconsistent operating results and uncertainty related to future operating expectations. The Company performed an impairment review of the facility’s assets which resulted in an impairment loss of $4,338,419 being recognized at March 31, 2020. See Note 5 for further information related to this impairment review.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $99,864 and $210,257 at March 31, 2020 and March 31, 2019, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $5,000 and $17,500 in fiscal 2020 and 2019, respectively. The Company paid income taxes of approximately $261,000 and $1,846,000 in fiscal 2020 and 2019, respectively. In fiscal 2020, there were noncash transactions totaling $121,000 for the transfer of ownership of life insurance policies from the Company to officers upon their retirement. In fiscal 2020, non-cash investing activities consisted of the initial recognition of a finance lease right of use asset in the amount of $518,616. In fiscal 2020, the Company wrote off fully depreciated fixed assets that were no longer in use with an original cost and accumulated depreciation of approximately $4,721,500.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include the fair value of the pipe-finishing facility, determination of useful lives for fixed assets, determination of the allowance for doubtful accounts and the determination of net realizable value relative to inventory. The pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. The determination of net realizable value when reviewing inventory value requires the Company to make assumptions concerning sales trends, customer demand and steel industry market conditions. Actual results could differ from these estimates.

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

ECONOMIC RELATIONSHIP:    The Company purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which is our sole supplier of mill reject pipe. At March 31, 2020, we had approximately 26,500 tons of mill reject inventory which we believe to be one to two years of inventory. Mill reject pipe sales contributed gross profit of approximately $1,471,000 in fiscal 2020 and $1,617,000 in fiscal 2019. We expect the idling to have a negative impact on our operations as we eventually sell out of inventory.

Coil segment sales to Trinity Industries, Inc. accounted for approximately 18% and 21% of total Company sales in fiscal 2020 and 2019, respectively. No other customers accounted for 10% or more of total sales in the two years ended March 31, 2020. Loss of Trinity as a customer could have a material adverse effect on the Company’s business.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

RISKS AND UNCERTAINTIES: COVID-19 - In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. In addition to the devastating effects on human life, this contagious virus has adversely affected economies globally. It has also disrupted the normal operations of many businesses, including ours and many of our customers. Our facilities have continued to operate during this crisis but we are operating with modifications to our facility practices, employee travel, employee work locations and virtualization or cancellation of company and customer events, among other modifications. We may take further actions that alter our business operations as the situation evolves. Our coil segment experienced a significant drop in demand for April 2020 but a rapid improvement for May 2020 and June 2020. Our tubular segment experienced a significant drop in demand as well but has not seen as quick of a recovery due to COVID-19 having a significant impact on the energy industry and other underlying issues within the energy industry. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, the markets we serve, our business or our operations.

NEW ACCOUNTING PRONOUNCEMENTS:   In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 states that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The update supersedes prior revenue recognition guidance, including industry-specific guidance. Effective April 1, 2018, the Company adopted the new standard through the modified retrospective method applied to those contracts that were not completed as of April 1, 2018 and those contracts initiated on or after April 1, 2018. Results for reporting periods beginning on or after April 1, 2018 are presented under the new standard. The modified retrospective method requires that the cumulative effect of initially applying the new guidance be recorded as an adjustment to the opening balance of retained earnings in the consolidated balance sheet. The adoption of this new accounting guidance did not have an impact on prior period earnings and no adjustment was recorded to the opening retained earnings balance as of April 1, 2018. The adoption did not have a financial statement impact to the Company but did result in expanded disclosures which are provided in Note 10.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a new lease accounting standard that requires lessees to recognize a right of use asset and related lease liability for most leases having lease terms of more than 12 months. Leases with a term of 12 months or less will be accounted for similar to prior guidance for operating leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new standard. In July 2018, the FASB also issued Accounting Standards Update No. 2018-11, Leases (Topic 842): Targeted Improvements, to give entities another option for transition and to provide practical expedients to reduce the cost and complexity of implementing the new standard. ASU 2016-02 and all subsequently issued amendments, collectively "ASC 842," is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company adopted ASC 842 on April 1, 2019 using the optional transition method under which the new standard is applied only to the most current period presented and the cumulative effect of applying the new standard to existing lease agreements is recognized at the date of initial application. The adoption of ASC 842 resulted in the recording of right-of-use lease assets and lease liabilities of approximately $63,000. The Company elected the package of transition practical expedients related to lease identification, lease classification, and initial direct costs. In addition, the Company made the following accounting policy elections: (1) the Company will not separate lease and non-lease components by class of underlying asset and (2) the Company will apply the short-term lease exemption by class of underlying asset. The adoption of this standard did not have a material impact on the Company’s consolidated statement of operations or cash flows and did not result in a cumulative adjustment to retained earnings. See Note 4 – Leases for additional information.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires, among other things, the use of a new current expected credit loss ("CECL") model to determine the allowance for doubtful accounts with respect to accounts receivable. The CECL model requires estimation of lifetime expected credit loss with respect to receivables and recognition of allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. Subsequently, in November 2018, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (ASC 326), which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. ASU 2016-13 called for an effective date for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. In November 2019, the FASB issued Accounting Standards Update 2019-10, Financial Instruments ‒ Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”). ASU 2019-10 defers the effective date of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, private companies, not-for-profit organizations and employee benefit plans to annual periods beginning after December 15, 2022, including interim periods within those annual periods. The Company qualifies as a smaller reporting company and does not expect to early adopt ASU 2016-13. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies accounting for income taxes by revising or clarifying existing guidance in ASC 740, as well as removing certain exceptions within ASC 740. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

2. EQUITY COMPENSATION PLANS AND CAPITAL STOCK

The Company maintains the Friedman Industries, Incorporated 2016 Restricted Stock Plan (the “Plan”). The Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) and continues indefinitely until terminated by the Board or until all shares allowed by the Plan have been awarded and earned. The aggregate number of shares of the Company’s Common Stock eligible for award under the Plan is 500,000 shares. Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the employees, directors or consultants to whom awards will be granted and shall determine the amount and applicable restrictions of each award. Forfeitures are accounted for upon their occurrence.

The following table summarizes the activity related to restricted stock awards for the two years ended March 31, 2020:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at March 31, 2018	210,000	$6.88
Cancelled or forfeited	(50,000)	6.88
Granted	20,000	8.23
Vested	—	—
Unvested at March 31, 2019	180,000	$7.03
Cancelled or forfeited	—	—
Granted	90,000	5.05
Vested	—	—
Unvested at March 31, 2020	270,000	$6.37

Of the 270,000 unvested shares at March 31, 2020, 160,000 shares have five year cliff vesting restrictions with vesting occurring on January 4, 2022, 20,000 shares have five year cliff vesting restrictions with vesting occurring on April 1, 2024, 20,000 shares have two year cliff vesting restrictions with vesting occurring on March 13, 2021 and 70,000 shares will vest in equal amounts each year for five years commencing on April 1, 2020. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of $332,944 and $137,598 in fiscal 2020 and 2019, respectively, relating to the stock awards issued under the Plan. Subsequent to March 31, 2020, restricted stock awards of 11,000 shares total were granted with a grant date fair value of $4.53 per share and one year cliff vesting restrictions with vesting occurring on April 1, 2021. As of March 31, 2020, unrecognized compensation expense related to stock awards was approximately $885,000, which is expected to be recognized over a weighted average period of approximately 3.1 years.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2020 or March 31, 2019.

3.   DEBT

On December 12, 2019, the Company’s $5,000,000 revolving line of credit facility expired and was not renewed. The Company did not have any borrowings outstanding under the Credit Facility at expiration and did not advance any funds under the Credit Facility during the fiscal year ended March 31, 2020.

4.   LEASES

The Company adopted ASU 2016-02, Leases (“ASC 842”) on April 1, 2019 using the optional transition method under which the new standard is applied only to the most current period presented and the cumulative effect of applying the new standard to existing lease agreements is recognized at the date of initial application. Under this adoption method, reporting periods beginning after April 1, 2019 are presented under the new standard, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The adoption of ASC 842 resulted in the recording of initial ROU asset and lease liabilities of approximately $63,000 at April 1, 2019.

The Company’s lease of its office space in Longview, Texas is the only operating lease included in the ROU asset and lease liability. The lease calls for monthly rent payments of $4,128 and expires on April 30, 2021. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of $518,616 and a monthly payment of $9,074.

The components of expense related to leases were as follows for the twelve months ended March 31, 2020:

Twelve Months Ended March 31, 2020
Finance lease – amortization of ROU asset	$49,640
Finance lease – interest on lease liability	4,806
Operating lease expense	36,936
$91,382

Rental expense for operating leases classified under the previous accounting standard, Accounting Standards Codification Topic 840, for the twelve months ended March 31, 2019 was $32,736.

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2020:

	March 31, 2020	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$51,535	Other assets
Finance lease right-of-use asset	$507,812	Property, plant & equipment
Total right-of-use assets	$559,347

Liabilities
Operating lease liability, current	$47,431	Accrued expenses
Finance lease liability, current	100,728	Current portion of finance lease
Operating lease liability, non-current	4,104	Other non-current liabilities
Finance lease liability, non-current	368,248	Other non-current liabilities
Total lease liabilities	$520,511

As of March 31, 2020, the weighted-average remaining lease term was 1 year for operating leases and 4.5 years for finance leases. The weighted average discount rate was 7% for operating leases and 1.9% for finance leases.

Maturities of lease liabilities as of March 31, 2020 were as follows:

	Operating Leases	Finance Leases
Fiscal 2021	49,536	108,888
Fiscal 2022	4,128	108,888
Fiscal 2023	—	108,888
Fiscal 2024	—	108,888
Fiscal 2025	—	54,444
Total undiscounted lease payments	$53,664	$489,996
Less: imputed interest	(2,129)	(21,020)
Present value of lease liability	$51,535	$468,976

5.   PROPERTY, PLANT AND EQUIPMENT

The Company commenced two capital expenditure projects during the third quarter of fiscal 2020.

The first project is a building expansion at the Company’s coil processing facility in Hickman, Arkansas. The project will add an additional 22,000 square feet of storage space to the facility. This project was completed subsequent to year-end at an actual cost of approximately $1,050,000 compared to an original estimated cost of $1,100,000.

The second project involves the purchase and installation of a stretcher leveler coil processing line at the Company’s coil processing facility in Decatur, Alabama. This newly acquired equipment will replace the existing processing equipment at the Decatur plant and will expand both the size range and grade of material that Decatur is able to process. The equipment was purchased from and is being constructed, fabricated and installed by Delta Steel Technologies. In June 2020, the existing equipment at the Decatur facility was removed to allow the foundation to be prepared for the installation of the new equipment. At March 31, 2020, the book value of the equipment removed was immaterial. The Company currently expects the installation of the new equipment to begin in October 2020 and expects commercial use of the equipment to begin in February 2021. The Company currently estimates the cost of this project to be $5,800,000.

As of March 31, 2020, expenditures related to both of these projects totaled $3,797,364 with this amount reported as Construction in Process on the Company’s Consolidated Balance Sheet.

At March 31, 2020, the Company determined that indicators of impairment were present for the tubular segment’s pipe finishing facility due to inconsistent operating results and uncertainty related to future operations due to the following circumstances. The price of oil plummeted during the fourth quarter of fiscal 2020 due to OPEC negotiating challenges and COVID-19 circumstances. This drop in oil price resulted in the drilling rig count reaching all time lows. Additionally, during the fourth quarter, U.S. Steel announced the idling of its Lone Star Tubular Operations, the pipe finishing facility’s largest historical customer, due to the downturn in the energy industry. The Company performed an impairment review of the facility’s assets and determined the carrying amount of the assets were not recoverable based on estimated undiscounted cash flows. To establish a fair market value of the assets, certain equipment was valued using the market approach, which involves measuring the value of the assets in an open market exchange. The real property and buildings were valued based on a weighted combination of the market approach and the cost approach. Remaining assets were valued based on their net salvage value. As a result of the review, an impairment loss of $4,338,419 was recognized due to the carrying amount of the assets exceeding their fair value. An impairment review of the same assets was performed at March 31, 2019 resulting in an impairment of $1,723,539. Significant adverse market conditions, lack of operations and the conclusion that certain assets should be valued according to their net salvage value were the primary factors contributing to the additional impairment loss for fiscal 2020. After the impairment loss, the threading facility had a book value of $1,771,450 at March 31, 2020.

The fair value of the threading facility was determined using Level 3 fair value inputs. Accounting Standards Codification 820 – Fair Value Measurement outlines a three-tiered fair value hierarchy related to the inputs used when measuring fair value. Level 1 inputs are quoted prices in an active market for identical assets or liabilities, Level 2 inputs are observable inputs other than quoted prices and Level 3 inputs are unobservable inputs.

6.   EARNINGS PER SHARE

Basic and dilutive net earnings (loss) per share is computed based on the following information:

	Year Ended March 31
	2020	2019
Basic
Net earnings (loss)	$(5,249,210)	$5,099,924
Weighted average common shares	7,000,403	7,010,266
Dilutive
Net earnings (loss)	$(5,249,210)	$5,099,924
Weighted average common shares and common share equivalents	7,000,403	7,010,266

7.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31
	2020	2019
Federal
Current	$(408,360)	$1,738,512
Deferred	(971,540)	(312,658)
	(1,379,900)	1,425,854
State
Current	3,468	312,429
Deferred	(212,560)	(14,262)
	(209,092)	298,167
Total	$(1,588,992)	$1,724,021

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31
	2020	2019
Income tax expense (benefit) at U.S. federal statutory rate	(21.0%)	21.0%
Current year state and local income taxes net of federal income tax benefit	(2.4)	3.5
Other	0.2	0.8
Provision for (benefit from) income taxes	(23.2%)	25.3%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2017 through March 31, 2019. State and local returns may be subject to examination for fiscal years ended March 31, 2016 through March 31, 2019.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31
	2020	2019
Deferred tax liabilities:
Depreciation	$(128,868)	$(954,569)
LIFO to average cost Section 481(a) adjustment	(602,220)	(903,330)
Total deferred tax liabilities	(731,088)	(1,857,899)
Deferred tax assets:
Inventory capitalization	85,137	106,856
Postretirement benefits other than pensions	24,127	50,798
Net operating loss carryforward - State	15,012	—
Restricted stock award compensation	200,949	120,510
Other	44,717	34,489
Total deferred tax assets	369,942	312,653
Net deferred tax asset (liability)	$(361,146)	$(1,545,246)

8.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 2020, and $200,000 for the year ended March 31, 2019. Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed six months of service. Under the Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $50,000 and $58,500 for the years ended March 31, 2020 and 2019, respectively.

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

	Year Ended March 31
	2020	2019
NET SALES:
Coil	$99,762,892	$124,555,478
Tubular	42,339,432	62,599,015
TOTAL NET SALES	$142,102,324	$187,154,493
OPERATING PROFIT (LOSS):
Coil	$1,252,669	$6,414,396
Tubular	(5,564,882)	2,328,871
TOTAL OPERATING PROFIT (LOSS)	(4,312,213)	8,743,267
General corporate expenses	(2,540,443)	(2,342,279)
Interest expense	(4,806)	(17,546)
Interest and other income	19,260	440,503
TOTAL EARNINGS (LOSS) BEFORE INCOME TAXES	$(6,838,202)	$6,823,945
IDENTIFIABLE ASSETS:
Coil	$35,894,510	$43,104,205
Tubular	23,659,457	31,519,755
	59,553,967	74,623,960
General corporate assets	17,790,121	11,978,022
TOTAL ASSETS	$77,344,088	$86,601,982
DEPRECIATION:
Coil	$836,730	$551,241
Tubular	675,048	782,327
Corporate and other	13,183	6,924
	$1,524,961	$1,340,492
CAPITAL EXPENDITURES:
Coil	$4,060,911	$396,299
Tubular	841,817	377,400
Corporate and other	32,633	34,290
	$4,935,361	$807,989

Operating profit (loss) is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2020 and March 31, 2019, corporate assets consisted primarily of cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

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

The Company has two reportable segments: Coil and Tubular. Coil primarily generates revenue from temper passing and cutting to length hot-rolled steel coils. Coil segment revenue consists of three main product types: Prime Coil, Non-Standard Coil and Customer Owned Coil. Tubular primarily generates revenue from the manufacture, distribution and processing of steel pipe. Tubular segment revenue consists of three main product or service types: Manufactured Pipe, Mill Reject Pipe and Pipe Finishing Services. The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended March 31, 2020 and 2019, respectively:

	Fiscal Year Ended March 31,
	2020	2019
Coil Segment:
Prime Coil	87,222,853	106,436,452
Non-standard Coil	11,792,212	16,867,632
Customer Owned Coil	747,827	1,251,394
	99,762,892	124,555,478
Tubular Segment:
Manufactured Pipe	34,974,506	45,689,886
Mill Reject Pipe	7,364,926	16,072,129
Pipe Finishing Services	-	837,000
	42,339,432	62,599,015

11.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2020 and 2019:

	Quarter Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net sales	$40,975,320	$39,995,580	$28,150,817	$32,980,607
Gross profit (loss)	1,471,324	(782,650)	52,933	1,868,728
Net earnings (loss)	194,772	(1,544,137)	(881,003)	(3,018,842)
Basic	.03	(.22)	(.13)	(.43)
Diluted	.03	(.22)	(.13)	(.43)

	Quarter Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Net sales	$48,193,318	$53,432,029	$43,326,080	$42,203,066
Gross profit	6,192,478	3,944,541	1,930,484	839,534
Net earnings (loss)	3,599,893	2,000,916	664,773	(1,165,658)
Basic (1)	.51	.29	.09	(.17)
Diluted (1)	.51	.29	.09	(.17)

(1)	The sum of the quarterly earnings per share may not equal the annual amount reported due to per share amounts being calculated independently for each quarter.

12.   SUBSEQUENT EVENTS

On April 9, 2020, the Company entered into a Paycheck Protection Program Promissory Note (the “PPP Note”), evidencing an unsecured loan to the Company from JPMorgan Chase Bank under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Pursuant to the PPP Note, the Company received total proceeds of $1,690,385 on April 10, 2020. The PPP note calls for a 24-month term and an interest rate of 1%. Under the original requirements of the CARES Act, the loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs, rent, mortgage interest and utilities and (ii) full-time employee headcount and salaries are either maintained during the applicable 8 week forgiveness period or restored by June 30, 2020. The original provisions also called for at least 75% of the proceeds to be used for eligible payroll costs. Any forgiveness of the loan will be subject to approval by the U.S. Small Business Administration (the “SBA”) and JPMorgan Chase Bank and will require the Company to apply for such treatment in the future. On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “PPP Flexibility Act”) was signed into law, extending the loan forgiveness period from 8 weeks to 24 weeks after loan origination while also still allowing an election for the original 8-week period. Additional changes to the CARES Act that were enacted by the PPP Flexibility Act include reducing the required amount of eligible payroll expenditures from 75% to 60%, moving the deadline for restoration of employment and pay from June 30, 2020 to December 31, 2020, additional exclusions to the full-time employee forgiveness reduction provisions, removing the prior ban on borrowers taking advantage of payroll tax deferral after loan forgiveness and allowing for the amendment of the maturity date on existing loans from two years to five years. The Company is evaluating the impact of these changes on its PPP Note. While the Company plans to apply for forgiveness of the PPP Note in accordance with the requirements and limitations under the CARES Act, the PPP Flexibility Act and the SBA regulations and requirements, no assurance can be given that all or any portion of the PPP Note will be forgiven.

During June 2020, the manufacturing equipment at the Decatur, Alabama facility was removed to allow the foundation to be prepared for new equipment to be installed. The equipment removed consisted of a temper mill and a cut-to-length line. At March 31, 2020, the book value of the equipment removed was immaterial.

In June 2020, the Company implemented its first commodity price-risk management activities by transacting hot-rolled coil futures. The Company sold 4,000 tons of hot-rolled coil futures for August 2020 settlement at an average price of $514.50 per ton and sold 2,000 tons of hot-rolled coil futures for September 2020 settlement at an average price of $522 per ton.

On June 25, 2020, the Board of Directors of the Company authorized a share repurchase program under which the Company may repurchase up to 1,062,067 shares of the Company’s outstanding common stock through June 30, 2023, which equates to 15% of the Company’s outstanding shares of common stock as of  June 29, 2020.

Repurchases under the program may be made from time to time at the Company’s discretion and may be made in open market transactions, through block trades, in privately negotiated transactions and pursuant to any trading plan that may be adopted by the Company’s management in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or otherwise. The timing and actual number of shares repurchased pursuant to the program will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. The repurchase program does not obligate the Company to acquire a specific dollar amount or number of shares and may be modified, suspended or discontinued at any time.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

June 29, 2020

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on such assessment, management concluded that, as of March 31, 2020, our internal control over financial reporting is effective based on that criteria.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments: coil products and tubular products.

The coil product segment includes the operation of two hot-roll coil processing facilities; one in Hickman, Arkansas and the other in Decatur, Alabama. At March 31, 2020, each facility operated a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. At that time, the facilities combined were capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. In June 2020, the temper mill and cut-to-length line at the Decatur facility were removed to allow the foundation to be prepared for a new stretcher leveler line that will be installed. Installation is expected to begin in October 2020 and commercial use is expected to start in February 2021. The estimated total cost of this project is $5,800,000 with approximately $2,900,000 having been spent as of March 31, 2020. The new equipment will expand the coil segment’s processing capabilities to include material up to 96” wide and material of higher grades and allows the Decatur facility to cut material that is up to ½” thick compared to the previous equipment’s capability of 5/16” thick. In addition, sheet and plate that has been stretcher leveled is preferable to some customers and applications compared to material that has been leveled through the temper mill process. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has an API licensed pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe that TTP has manufactured and new mill reject pipe that TTP purchases from U.S. Steel Tubular Products, Inc.

RESULTS OF OPERATIONS

Year ended March 31, 2020 compared to year ended March 31, 2019

During the year ended March 31, 2020 (“fiscal 2020”), sales, costs of goods sold and gross profit decreased $45,052,169, $34,755,467 and $10,296,702, respectively, from the comparable amounts recorded during the year ended March 31, 2019 (“fiscal 2019”). The decrease in sales was related primarily to a decline in steel prices that resulted in our average selling price per ton decreasing. Additional discussion of the average selling price per ton is provided by segment in the following paragraphs. Tons sold decreased from approximately 227,500 tons in fiscal 2019 to approximately 210,500 tons in fiscal 2020. The decrease was related primarily to a decline in the tubular segment’s mill reject sales volume with most of the Company’s other products either maintaining or improving on volume sold for fiscal 2020 in comparison to fiscal 2019 volumes. Discussion of the changes in sales volumes is expanded upon at the segment level in the following paragraphs. Gross profit as a percentage of sales decreased from approximately 6.9% in fiscal 2019 to approximately 1.8% in fiscal 2020.

Our operating results are significantly impacted by the market price of hot-rolled steel coil. The Company experienced significant volatility in steel price during both fiscal 2020 and fiscal 2019. In March 2018, the Administration of the U.S. government announced trade actions under Section 232 of the Trade Expansion Act related to imports of steel and aluminum products. In November 2017, steel prices began to rise on speculation of potential trade actions. The rising prices gained momentum in January 2018 when the Commerce Department’s recommendations were provided to the Administration. From January 2018, steel prices continued to rise approximately 40% until reaching a peak in July 2018. Prices held near a 10 year high until September 2018 when prices started to decline and continued that downward trend through October 2019, dropping approximately 50% to a 3 ½ year low. From November 2019 through February 2020 domestic steel producers issued a series of price increases but the upward momentum was halted in March 2020 when the COVID 19 virus started to impact the U.S. economy. The steel price volatility translated into volatility in the Company’s operating results for fiscal years 2020 and 2019. Results for fiscal 2020 were negatively impacted by sustained margin compression associated with declines in steel price while fiscal 2019 was positively impacted by stronger margins associated with increases in steel price. Excluding the fixed asset impairment losses recognized in both fiscal 2020 and fiscal 2019, operating profit declined from approximately $10,467,000 for fiscal 2019 to $26,000 for fiscal 2020.

Coil Segment

Coil product segment sales for fiscal 2020 totaled $99,762,892 compared to $124,555,478 for fiscal 2019, representing a decrease during fiscal 2020 of $24,792,586 or approximately 20%. For average selling price disclosure, it is helpful to isolate sales generated from processing of customer owned material and sales generated from coil segment inventory. Sales generated from processing of customer owned material totaled $747,827 for fiscal 2020 compared to $1,251,394 for fiscal 2019. Sales generated from coil segment inventory totaled $99,015,065 for fiscal 2020 compared to $123,304,084 for fiscal 2019. The decrease in coil segment sales was driven by a decrease in the average selling price per ton for these shipments, partially offset by an increase in tons shipped from inventory. The average per ton selling price related to these shipments decreased from approximately $873 per ton in fiscal 2019 to approximately $651 per ton in fiscal 2020. Inventory tons sold increased from approximately 141,000 tons in fiscal 2019 to approximately 152,000 tons in fiscal 2020. Coil segment operations recorded operating profits of approximately $1,253,000 and $6,414,000 in fiscal 2020 and fiscal 2019, respectively.

Margins for fiscal 2020 were negatively impacted by declines in hot-rolled steel prices and the resulting effect of inventory with higher average costs flowing through cost of goods sold. Margins for fiscal 2019 were positively impacted by increasing hot-rolled steel prices and the resulting effect of inventory with lower average costs flowing through cost of goods sold. The improved shipping volume for fiscal 2020 is attributable to an increase in the number of customers sold from approximately 170 customers in fiscal 2019 to approximately 185 customers in fiscal 2020.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2020 totaled $42,339,432 compared to $62,599,015 for fiscal 2019, representing a decrease during fiscal 2020 of $20,259,583 or approximately 32%. For a more complete understanding of the average selling prices of goods sold, it is helpful to isolate sales generated from the finishing of customer owned pipe and sales generated from tubular segment inventory. The Company did not generate any sales from the finishing of customer owned pipe during the fiscal 2020 but generated sales of $837,000 for fiscal 2019. Sales generated from tubular segment inventory totaled $42,339,432 for fiscal 2020 compared to $61,762,015 for fiscal 2019. The decrease in tubular segment sales was primarily driven by a decrease in mill reject pipe sales volume and a decrease in the average selling price of the segment’s manufactured pipe. In total, inventory tons sold decreased from approximately 86,500 tons in fiscal 2019 to approximately 58,000 tons in fiscal 2020. Mill reject sales volume accounts for approximately 27,000 tons of the decline in volume. In fiscal 2019, shipments of mill reject were higher due to a concentrated effort to reduce the level of inventory while mill reject inventory was at desired levels during fiscal 2020. Mill reject has the lowest average sales price of all the Company’s products but also has the most stable sales price. The average sales price per ton for mill reject was approximately $394 per ton for fiscal 2020 compared to approximately $353 per ton for fiscal 2019. Manufactured pipe sales volumes were comparable between periods with approximately 39,500 tons in fiscal 2020 and 41,000 tons in fiscal 2019. The average selling price per ton for manufactured pipe decreased significantly from approximately $1,116 per ton for fiscal 2019 to approximately $886 per ton for fiscal 2020. Before fixed asset impairment losses related to the segment’s pipe finishing facility, the tubular segment operations recorded an operating loss of approximately $1,226,000 for fiscal 2020 and an operating profit of approximately $4,052,000 for fiscal 2019. Management believes the decline in tubular results was primarily related to compressed margins associated with declining hot-rolled steel prices and softness in the U.S. energy industry.

At March 31, 2020, the Company determined that indicators of impairment were present for the tubular segment’s pipe finishing facility due to inconsistent operating results and uncertainty related to future operations due to the following circumstances. The price of oil plummeted during the fourth quarter of fiscal 2020 due to OPEC negotiating challenges and COVID-19 circumstances. This drop in oil price resulted in the drilling rig count reaching all time lows. Additionally, during the fourth quarter, U.S. Steel announced the idling of its Lone Star Tubular Operations, the pipe finishing facility’s largest historical customer, due to the downturn in the energy industry. The Company performed an impairment review of the finishing facility’s assets which resulted in an impairment loss of $4,338,419 being recognized for fiscal 2020. The Company performed an impairment review of the same assets at March 31, 2019 resulting in an impairment loss of $1,723,539. Significant adverse market conditions, lack of operations and the conclusion that certain assets should be valued according to their net salvage value were the primary factors contributing to the additional impairment loss for fiscal 2020. After the impairment loss, the threading facility had a book value of $1,771,450 at March 31, 2020.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which is our sole supplier of mill reject pipe. At March 31, 2020, we had approximately 26,500 tons of mill reject inventory which we believe to be one to two years of inventory. Mill reject pipe sales contributed gross profit of approximately $1,471,000 in fiscal 2020 and $1,617,000 in fiscal 2019. We expect the idling to have a negative impact on our operations as we eventually sell out of inventory.

General, Selling and Administrative Costs

During fiscal 2020, general, selling and administrative costs increased $342,062 compared to fiscal 2019. This increase was related primarily to an increase in restricted stock plan compensation expense and an increase in professional fees.

Other Income

Other income for fiscal 2020 decreased $421,243 from the amount recorded in fiscal 2019. This decrease was related primarily to a fiscal 2019 settlement received of $56,500 by the Company as a member of the settlement class related to steel antitrust litigation and a fiscal 2019 receipt of insurance proceeds in the amount of $366,085 related to a forklift that was destroyed by fire. For fiscal 2020, other income only consisted of approximately $19,000 for the increase in cash surrender value of life insurance policies the Company holds on its officers.

Income Taxes

Income taxes for fiscal 2020 decreased $3,313,013 from the amount recorded in fiscal 2019 due primarily to the reduction in earnings before income taxes.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 6.8 and 6.0 at March 31, 2020 and March 31, 2019, respectively. Working capital was $55,566,158 at March 31, 2020 and $62,091,305 at March 31, 2019.

During the year ended March 31, 2020, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash increased primarily as a result of decreases in accounts receivable and inventory partially offset by purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In December 2019, the Company’s $5,000,000 revolving line of credit facility expired and was not renewed.

On April 9, 2020, the Company entered into a Paycheck Protection Program Promissory Note (the “PPP Note”), evidencing an unsecured loan to the Company from JPMorgan Chase Bank under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Pursuant to the PPP Note, the Company received total proceeds of $1,690,385 on April 10, 2020. The PPP note calls for a 24-month term and an interest rate of 1%. Under the original requirements of the CARES Act, the loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs, rent, mortgage interest and utilities and (ii) full-time employee headcount and salaries are either maintained during the applicable 8 week forgiveness period or restored by June 30, 2020. The original provisions also called for at least 75% of the proceeds to be used for eligible payroll costs. Any forgiveness of the loan will be subject to approval by the U.S. Small Business Administration (the “SBA”) and JPMorgan Chase Bank and will require the Company to apply for such treatment in the future. On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “PPP Flexibility Act”) was signed into law, extending the loan forgiveness period from 8 weeks to 24 weeks after loan origination while also still allowing an election for the original 8 week period. Additional changes to the CARES Act that were enacted by the PPP Flexibility Act include reducing the required amount of eligible payroll expenditures from 75% to 60%, moving the deadline for restoration of employment and pay from June 30, 2020 to December 31, 2020, additional exclusions to the full-time employee forgiveness reduction provisions, removing the prior ban on borrowers taking advantage of payroll tax deferral after loan forgiveness and allowing for the amendment of the maturity date on existing loans from two years to five years. The Company is evaluating the impact of these changes on its PPP Note. While the Company plans to apply for forgiveness of the PPP Note in accordance with the requirements and limitations under the CARES Act, the PPP Flexibility Act and the SBA regulations and requirements, no assurance can be given that all or any portion of the PPP Note will be forgiven.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 12 months.

COVID-19

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. In addition to the devastating effects on human life, this contagious virus has adversely affected economies globally. It has also disrupted the normal operations of many businesses, including ours and many of our customers. Our facilities have continued to operate during this crisis but we are operating with modifications to our facility practices, employee travel, employee work locations and virtualization or cancellation of company and customer events, among other modifications. We may take further actions that alter our business operations as the situation evolves. Our coil segment experienced a significant drop in demand for April 2020 but a rapid improvement for May 2020 and June 2020. Our tubular segment experienced a significant drop in demand as well but has not seen as quick of a recovery due to COVID-19 having a significant impact on the energy industry and other underlying issues within the energy industry. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, the markets we serve, our business or our operations. We do expect to report a net loss for the quarter ended June 30, 2020 due primarily to the demand deterioration associated with COVID-19.

DERIVATIVE CONTRACTS

In June 2020, the Company implemented its first commodity price-risk management activities by transacting hot-rolled coil futures. The Company sold 4,000 tons of hot-rolled coil futures for August 2020 settlement at an average price of $514.50 per ton and sold 2,000 tons of hot-rolled coil futures for September 2020 settlement at an average price of $522 per ton. We believe price-risk management is a critical tool for improving the consistency of our financial results in a volatile commodity-based business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2020 and 2019, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include the fair value of the pipe-finishing facility, determination of useful lives for fixed assets, determination of the allowance for doubtful accounts and the determination of net realizable value relative to inventory. The pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. The determination of net realizable value when reviewing inventory value requires the Company to make assumptions concerning sales trends, customer demand and steel industry market conditions. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

	Year Ended March 31
	2020	2019	2018 As Adjusted	2017*	2016*	2015*	2014*	2013*	2012*	2011*
Net sales	$142,102,324	$187,154,493	$121,157,278	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993	$131,709,492
Net earnings (loss)	$(5,249,210)	$5,099,924	$3,934,101	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464	$8,155,637
Current assets	$65,211,517	$74,456,207	$67,269,406	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891	$54,562,344
Current liabilities	$9,645,359	$12,364,902	$11,030,635	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388	$9,467,375
Working capital	$55,566,158	$62,091,305	$56,238,771	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503	$45,094,969
Total assets	$77,344,088	$86,601,982	$81,653,307	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393	$69,584,131
Stockholders’ equity	$66,865,367	$72,481,577	$68,575,450	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268	$58,802,514
Net earnings (loss) as a percentage of Net sales	(3.7)	2.7	3.2	(3.4)	0.4	0.4	1.5	4.5	5.0	6.2
Stockholders’ equity	(7.9)	7.0	5.7	(4.4)	0.5	0.6	2.7	9.7	12.9	13.9
Weighted average number of common shares outstanding:
Basic	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$(0.75)	$0.73	$0.56	$(0.39)	$0.04	$0.06	$0.25	$0.90	$1.20	$1.20
Stockholders’ equity	$9.55	$10.34	$9.78	$8.81	$9.30	$9.30	$9.31	$9.26	$9.33	$8.65
Cash dividends per common share	$0.10	$0.19	$0.05	$0.04	$0.04	$0.07	$0.20	$0.97	$0.52	$0.84

* The figures for fiscal years 2011 to 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2011 to 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2020.