Form 10-K, Exhibit 13
period 2021-03-31
FRIEDMAN INDUSTRIES INC
filed 2021-07-07
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2021

2021

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
	2021	2020
Net sales	$126,102,533	$142,102,324
Net earnings (loss)	$11,424,475	$(5,249,210)
Net earnings (loss) per share (Basic)	$1.63	$(0.75)
Cash dividends per share	$0.08	$0.10
Stockholders’ equity	$65,339,976	$66,865,367
Working capital	$48,462,364	$55,566,158

TO OUR SHAREHOLDERS:

Fiscal year 2021 was a uniquely challenging year for Friedman Industries, Incorporated (the “Company”) with the fiscal year starting right as the United States began to see widespread impacts of the COVID-19 pandemic. The pandemic created a lot of uncertainty about how our employees, our operations, our customer’s operations and the overall steel industry would be affected. We quickly updated our operational and safety protocols to help ensure the safety and health of our employees. Thankfully, all our facilities have continued to operate throughout this crisis. We are pleased to report that only a small number of employees tested positive for the virus and that all employees have since recovered and returned to work. During fiscal 2021, we experienced unprecedented price volatility of hot-rolled steel coil (“HRC”). Fiscal 2021 started with the HRC price declining from approximately $550 per ton to approximately $440 per ton in August 2020. During August 2020, HRC price began a historic increase, rising to approximately $1,300 per ton at the conclusion of fiscal 2021. We believe the increasing prices were driven by a resurgence of demand that was met by historically low inventory levels in the supply chain and reduced steel mill supply due to certain mills idling capacity in response to the pandemic and leaving that capacity offline. As a result of this price volatility, the Company experienced margin compression with steel prices declining during the first two quarters of fiscal 2020, resulting in a net loss of approximately $1,109,000 for the six months ended September 30, 2020. As steel prices surged to historic levels during the next two quarters, the Company experienced significant margin improvement resulting in net earnings of approximately $12,533,000 for the six months ended March 31, 2021. For the full fiscal 2021 year, we had net earnings of approximately $11,424,000 making it the second most profitable fiscal year in Company history.

Sales volume for the Company’s coil segment declined approximately 14% for fiscal 2021 compared to fiscal 2020 with much of that decline being attributable to pandemic related volume decline in the months of April 2020 and May 2020. We were pleased with how volume rebounded for the remainder of fiscal 2021 and we experienced growth in our customer portfolio increasing the number of coil segment customers sold from approximately 185 customers in fiscal 2020 to approximately 200 customers in fiscal 2021. Coil segment operating profit improved from approximately $1,253,000 for fiscal year 2020 to approximately $16,467,000 for fiscal year 2021. During fiscal 2021, we removed our temper mill and cut-to-length line at our Decatur, Alabama plant and replaced it with a stretcher leveler cut-to-length line with significantly enhanced processing capabilities that allow the facility to process material that is thicker, wider and of higher strength compared to the prior equipment’s capabilities. We began commissioning the line during March 2021 and are incredibly pleased with the initial customer response to the facility’s new processing capabilities.

Sales volume for the Company’s tubular segment declined approximately 28% for fiscal 2021 compared to fiscal 2020 due primarily to impacts of the pandemic. Demand for the tubular segment did not rebound as quickly as coil segment demand due primarily to challenging energy industry conditions and the tubular segment having a higher level of exposure to the energy industry. The number of tubular segment customers sold remained steady at approximately 125 customers for both fiscal 2021 and fiscal 2020. Tubular segment operations recorded an operating profit of approximately $2,923,000 for fiscal 2021 compared to an operating loss of approximately $5,565,000 for fiscal year 2020.

In May 2021, we announced plans for a new facility in Sinton, Texas. Steel Dynamics, Inc. (“SDI”) has invited Friedman Industries to locate the new facility on the campus of its new flat roll steel mill currently under construction in Sinton, Texas. Our new Sinton location will consist of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement. We have selected Red Bud Industries to build one of the world’s largest stretcher leveler cut-to-length lines, capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. This facility will expand the size range and grades of material we can deliver to our coil segment customers, while extending our competitive footprint to the Southwest United States and Mexico. We expect the facility to commence operations in April 2022. We believe this is a great growth opportunity for the Company.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:00 a.m. (Central Time) on Friday, September 10, 2021, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

Sincerely,

Michael J. Taylor

President and Chief Executive Officer

Chairman of the Board of Directors

OFFICERS

Michael J. Taylor

President and Chief Executive Officer

Howard Henderson

Vice President of Operations — Texas Tubular Division

Jonathan Holcomb

Vice President of Sales — Coil Divisions and Vice President of Purchasing

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

President and Chief Executive Officer of the Company

Houston, Texas

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2021, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: coil products and tubular products.

Coil Products

The coil product segment consists of the operation of two hot-rolled coil processing facilities; one in Hickman, Arkansas (“Hickman”) and the other in Decatur, Alabama (“Decatur”). The Hickman facility operates a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. The Hickman facility is capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. The Decatur facility previously operated a temper mill and a cut-to-length line but during the quarter ended June 30, 2020, the equipment was removed to allow the foundation to be prepared for a new stretcher leveler line. In March 2021, the new stretcher leveler line was placed into service. The estimated total cost of this project is $7,200,000 with approximately $6,733,000 having been paid as of March 31, 2021. The new equipment expands the coil segment’s processing capabilities to include material up to 96” wide and material of higher grades and will allow the Decatur facility to cut material that is up to ½” thick compared to the previous equipment’s capability of 5/16” thick. In addition, sheet and plate that has been stretcher leveled is preferable to some customers and applications compared to material that has been leveled through the temper mill process. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

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

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility will be on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill currently under construction in Sinton, Texas. The Company's new location will consist of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement. The Company has selected Red Bud Industries to build one of the world’s largest stretcher leveler cut-to-length lines, capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the location to commence operations in April 2022 and estimates the total cost of the project to be $21 million.

The coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells coil products and processing services to approximately 200 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

Tubular Products

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has an API licensed pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled due to market conditions. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and mill reject pipe that TTP purchased from U.S. Steel Tubular Products, Inc.

The Company sells its tubular products nationally to approximately 125 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 13 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2021		Fiscal 2020
	High	Low	High	Low
First Quarter	$5.44	$4.14	$8.05	$6.27
Second Quarter	6.50	4.95	7.04	5.78
Third Quarter	7.30	5.55	7.24	5.80
Fourth Quarter	9.90	6.70	6.14	3.72

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2021	Fiscal 2020
First Quarter	$0.02	$0.04
Second Quarter	0.02	0.02
Third Quarter	0.02	0.02
Fourth Quarter	0.02	0.02

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 23, 2021 was 175. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31,
	2021	2020
CURRENT ASSETS:
Cash	$8,191,001	$17,057,751
Accounts receivable, net of allowances for bad debts and cash discounts of $32,834 and $82,417 at March 31, 2021 and 2020, respectively	20,377,967	11,705,344
Inventories	36,016,093	35,668,243
Other current assets	12,949,574	780,179
TOTAL CURRENT ASSETS	77,534,635	65,211,517
PROPERTY, PLANT AND EQUIPMENT:
Land	1,179,831	1,179,831
Buildings and yard improvements	9,199,704	9,008,869
Machinery and equipment	35,253,000	29,339,893
Construction in process	9,614	3,797,364
Less accumulated depreciation	(30,180,893)	(31,825,401)
	15,461,256	11,500,556
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	148,494	183,350
Deferred income tax asset	1,864,424	—
Income taxes recoverable	—	448,665
TOTAL ASSETS	$95,008,809	$77,344,088

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2021	2020
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$15,185,038	$8,944,614
Income taxes payable	1,455,099	—
Dividends payable	138,117	139,989
Contribution to retirement plan	50,000	50,250
Employee compensation and related expenses	2,643,538	409,778
Current portion of financing lease	102,689	100,728
Current portion of derivative liability	7,979,380	—
Current portion of Paycheck Protection Program loan	1,518,410	—
TOTAL CURRENT LIABILITIES	29,072,271	9,645,359

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	108,609	99,864
DEFERRED INCOME TAX LIABILITY	—	361,146
OTHER NON-CURRENT LIABILITIES	315,978	372,352
LONG TERM PORTION OF PAYCHECK PROTECTION PROGRAM LOAN	171,975	—
TOTAL LIABILITIES	29,668,833	10,478,721
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5 AND NOTE 11)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,334,785 shares and 8,295,160 shares at March 31, 2021 and 2020, respectively	8,334,785	8,295,160
Additional paid-in capital	30,003,462	29,565,416
Accumulated other comprehensive loss	(11,187,841)	—
Treasury stock at cost (1,435,248 shares and 1,225,716 shares at March 31, 2021 and 2020, respectively)	(7,203,342)	(5,525,964)
Retained earnings	45,392,912	34,530,755
TOTAL STOCKHOLDERS’ EQUITY	65,339,976	66,865,367
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$95,008,809	$77,344,088

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2021	2020
Net sales	$126,102,533	$142,102,324
Costs and expenses:
Cost of products sold	102,517,335	139,491,989
Selling, general and administrative	7,835,184	5,124,572
Impairment loss for long-lived assets	—	4,338,419
Interest expense	24,619	4,806
	110,377,138	148,959,786
EARNINGS (LOSS) FROM OPERATIONS	15,725,395	(6,857,462)
Other income (loss)	(503,422)	19,260
EARNINGS (LOSS) BEFORE INCOME TAXES	15,221,973	(6,838,202)
Provision for (benefit from) income taxes:
Current	2,459,009	(404,892)
Deferred	1,338,489	(1,184,100)
	3,797,498	(1,588,992)
NET EARNINGS (LOSS)	$11,424,475	$(5,249,210)
Weighted average number of common shares outstanding:
Basic	7,027,707	7,000,403
Diluted	7,027,707	7,000,403
Net earnings (loss) per share:
Basic	$1.63	$(0.75)
Diluted	$1.63	$(0.75)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,
	2021	2020
Net earnings (loss)	$11,424,475	$(5,249,210)
Other comprehensive loss:
Cash flow hedges, net of tax	(11,187,841)	—
	(11,187,841)	—
Comprehensive income (loss)	$236,634	$(5,249,210)

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Accumulated
		Other	Additional
	Common	Comprehensive	Paid-In	Treasury	Retained
	Stock	Loss	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2019	$8,205,160	$—	$29,322,472	$(5,525,964)	$40,479,909	$72,481,577
Net loss	—	—	—	—	(5,249,210)	(5,249,210)
Issuance of restricted stock	90,000	—	—	—	—	90,000
Paid in capital – restricted stock awards	—	—	242,944	—	—	242,944
Cash dividends ($0.10 per share)	—	—	—	—	(699,944)	(699,944)
BALANCE AT MARCH 31, 2020	$8,295,160	$—	$29,565,416	$(5,525,964)	$34,530,755	$66,865,367
Net earnings	—	—	—	—	11,424,475	11,424,475
Other comprehensive loss	—	(11,187,841)	—	—	—	(11,187,841)
Issuance of restricted stock	39,625	—	—	50,000	—	89,625
Paid in capital – restricted stock awards	—	—	438,046	—	—	438,046
Repurchase of shares	—	—	—	(1,727,378)	—	(1,727,378)
Cash dividends ($0.08 per share)	—	—	—	—	(562,318)	(562,318)
BALANCE AT MARCH 31, 2021	$8,334,785	$(11,187,841)	$30,003,462	$(7,203,342)	$45,392,912	$65,339,976

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2021	2020
OPERATING ACTIVITIES
Net earnings (loss)	$11,424,475	$(5,249,210)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	1,012,917	1,524,961
Impairment loss for long-lived assets	—	4,338,419
Deferred taxes	1,338,489	(1,184,100)
Compensation expense for restricted stock	527,671	332,944
Change in post-retirement benefits other than pensions	8,745	10,903
Lower of cost or net realizable value inventory adjustment	274,093	955,605
Deferred realized loss on derivatives	(6,843,140)	—
Changes in operating assets and liabilities:
Accounts receivable	(8,672,623)	1,478,067
Inventories	(621,943)	12,438,238
Federal income taxes recoverable	448,665	(448,665)
Other current assets	454,489	(236,630)
Accounts payable and accrued expenses	5,386,439	(2,680,481)
Income taxes payable	1,455,099	(159,694)
Employee compensation and related expenses	2,233,760	112,462
Contribution to retirement plan	(250)	—
Net cash provided by operating activities	8,426,886	11,232,819
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,609,617)	(4,935,361)
Proceeds from sale of assets	30,957	—
Increase in cash value of officers’ life insurance	(11,580)	(17,295)
Net cash used in investing activities	(4,590,240)	(4,952,656)
FINANCING ACTIVITIES
Paycheck Protection Program loan proceeds	1,690,385	—
Cash dividends paid	(564,190)	(839,933)
Cash paid for principal portion of finance lease	(100,728)	(49,640)
Cash paid for share repurchases	(1,727,378)	—
Net cash used in financing activities	(701,911)	(889,573)
Increase in cash and restricted cash	3,134,735	5,390,590
Cash at beginning of year	17,057,751	11,667,161
Cash and restricted cash at end of year	$20,192,486	$17,057,751

Cash and restricted cash at March 31, 2021 includes $12,001,485 of cash required to collateralize open derivative positions. This amount is reported in "Other current assets" on the Company's consolidated balance sheet at March 31, 2021. The Company did not have any restricted cash at March 31, 2020.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

REVENUE RECOGNITION:    Revenue is generated primarily from contracts to manufacture or process steel products and is recognized when performance obligations are complete. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenue is recorded in an amount that reflects the consideration expected to be received in exchange for those goods or services. See Note 14 for further information.

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $17,834 and $67,417 at March 31, 2021 and March 31, 2020, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined using the average cost method. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. During the first quarter of fiscal 2021, tubular finished goods inventory was written down $274,093 to lower the carrying value to net realizable value. During the second quarter of fiscal 2020, tubular finished goods inventory was written down $955,605 to lower the carrying value to net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31,
	2021	2020
Prime coil inventory	$23,079,012	$17,190,435
Non-standard coil inventory	1,419,055	1,550,734
Tubular raw material	2,607,197	4,888,542
Tubular finished goods	8,910,829	12,038,532
	$36,016,093	$35,668,243

Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured and mill reject pipe that the Company purchased from U.S. Steel Tubular Products, Inc.

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts to partially manage exposure to price risk. The Company elects hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has a forward physical purchase supply agreement in place for a portion of its monthly physical steel needs. This supply agreement is not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. See Note 6 for further information about the Company's derivative instruments.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)	20
Machinery and equipment (in years)	10 to 15
Yard improvements (in years)	5 to 15
Loaders and other rolling stock (in years)	5 to 15

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less cost to sell. The Company did not identify any indicators of impairment during fiscal 2021. At March 31, 2020, the Company determined that indicators of impairment were present for the Company’s pipe finishing facility due to inconsistent operating results and uncertainty related to future operating expectations. The Company performed an impairment review of the facility’s assets which resulted in an impairment loss of $4,338,419 being recognized at March 31, 2020. See Note 5 for further information related to this impairment review.

When property, plant and equipment is sold or otherwise disposed of, any gains or losses are reflected in income. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale.

Maintenance and repairs are expensed as incurred.

PAYCHECK PROTECTION PROGRAM LOAN:    During fiscal 2021, the Company received a Paycheck Protection Program loan ("PPP Loan") as provided by the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company has accounted for the PPP Loan in accordance with Accounting Standards Codification 470 - Debt. The principal balance of the loan and accrued interest payable were recorded as liabilities on the Company's Consolidated Balance Sheet at March 31, 2021. Under the CARES Act, the PPP Loan is eligible for forgiveness by the Small Business Administration. Any amount of forgiven principal or accrued interest will be recognized on the income statement for the period when forgiveness was granted as a gain on extinguishment of debt. See Note 3 for additional information about the PPP Loan.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $108,609 and $99,864 at March 31, 2021 and March 31, 2020, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $8,000 and $5,000 in fiscal 2021 and 2020, respectively. The Company paid income taxes of approximately $10,000 and $261,000 in fiscal 2021 and 2020, respectively. The balance of property plant and equipment at March 31, 2021 included $394,955 in accrued capital expenditures related to the conclusion of the Decatur facility equipment project. In fiscal 2020, there were noncash transactions totaling $121,000 for the transfer of ownership of life insurance policies from the Company to officers upon their retirement. In fiscal 2020, non-cash investing activities consisted of the initial recognition of a finance lease right of use asset in the amount of $518,616. In fiscal 2020, the Company wrote off fully depreciated fixed assets that were no longer in use with an original cost and accumulated depreciation of approximately $4,721,500.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates that are subject to the Company’s assumptions include forecasts of purchases and sales in relation to hedging activities, the fair value of the pipe-finishing facility, determination of useful lives for fixed assets, determination of the allowance for doubtful accounts and the determination of net realizable value relative to inventory. From time to time, the Company hedges forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory and may designate those transactions for hedge accounting. If the actual volume of these purchases and sales differs from the forecasted volumes, it may impact the application of hedge accounting related to those transactions and may disallow the use of hedge accounting on a go forward basis. The pipe-finishing facility impairment analysis performed at March 31, 2020 required assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. The determination of useful lives for depreciation of fixed assets requires the Company to make assumptions regarding the future productivity of the Company’s fixed assets. The allowance for doubtful accounts requires the Company to draw conclusions on the future collectability of the Company’s accounts receivable. The determination of net realizable value when reviewing inventory value requires the Company to make assumptions concerning sales trends, customer demand and steel industry market conditions. Actual results could differ from these estimates.

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

ECONOMIC RELATIONSHIP:    The Company purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which was the sole supplier of mill reject pipe to the Company. U.S. Steel's facility was idled as announced and the Company's receipts of mill reject pipe ceased in August 2020. At March 31, 2021, we had approximately 22,500 tons of mill reject inventory which we believe to be one to one and a half years of inventory. Mill reject pipe sales contributed gross profit of approximately $1,775,000 in fiscal 2021 and $1,471,000 in fiscal 2020. We expect the idling to have a negative impact on our operations as we eventually sell out of inventory.

For fiscal year 2021, no individual customer accounted for 10% or more of total Company sales. Coil segment sales to Trinity Industries, Inc. accounted for approximately 18% of total Company sales in fiscal 2020. No other customers accounted for 10% or more of total Company sales in fiscal 2020.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

RISKS AND UNCERTAINTIES: COVID-19 - In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. In addition to the devastating effects on human life, this contagious virus has adversely affected economies globally. It has also disrupted the normal operations of many businesses, including ours and many of our customers. Our facilities have continued to operate during this crisis but we made modifications to our facility practices, employee travel, employee work locations and virtualization or cancellation of company and customer events, among other modifications. We may take further actions that alter our business operations as the situation evolves. Our coil segment experienced a significant drop in demand for April 2020 but a rapid recovery and demand remained fairly stable throughout the remainder of fiscal 2021. Our tubular segment experienced a significant drop in demand as well but has not seen as quick of a recovery due to COVID-19 having a significant impact on the energy industry and other underlying issues within the energy industry. The pandemic disrupted supply chains globally and this disruption has contributed to an unprecedented rise in steel prices. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, the markets we serve, our business or our operations.

NEW ACCOUNTING PRONOUNCEMENTS:   In August 2017, the FASB issued Accounting Standards Update No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 is intended to simplify and clarify the accounting and disclosure requirements for hedging activities by more closely aligning the results of cash flow and fair value hedge accounting with the underlying risk management activities. We adopted ASU 2017-12 on June 18, 2020 when we entered into our first derivative financial instruments. See Note 6 – Derivative Financial Instruments for additional information.

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

The following table summarizes the activity related to restricted stock awards for the two years ended March 31, 2021:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2019	180,000	$7.03
Cancelled or forfeited	—	—
Granted	90,000	5.05
Vested	—	—
Unvested at March 31, 2020	270,000	$6.37
Cancelled or forfeited	—	—
Granted	89,625	5.64
Vested	(20,000)	8.23
Unvested at March 31, 2021	339,625	$6.07

Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of $527,671 and $332,944 in fiscal 2021 and fiscal 2020, respectively, relating to the stock awards issued under the Plan. As of March 31, 2021, unrecognized compensation expense related to stock awards was approximately $866,000, which is expected to be recognized over a weighted average period of approximately 2.7 years. As of March 31, 2021, a total of 140,375 shares were still available to be issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2021 or March 31, 2020.

3.   DEBT

In April 2020, the Company received a $1,690,385 loan (the “PPP Loan”) from JPMorgan Chase Bank, N.A. (the “Bank”), under the Paycheck Protection Program, which was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), as modified by the Paycheck Protection Flexibility Act of 2020 (the “PPP Flexibility Act”). The term of the PPP Loan is two years from the funding date of the PPP Loan. The interest rate on the PPP Loan is 0.98%. Under the terms of the PPP Loan, interest accrues from the funding date of the PPP Loan but payment of both principal and interest is deferred for six months. Pursuant to the terms of the CARES Act, the PPP Loan is eligible for forgiveness by the Small Business Administration ("SBA"), if and to the extent that the Company satisfies certain requirements. The Company submitted an application for forgiveness of the PPP Loan on April 21, 2021 and received notification on June 22, 2021 that full forgiveness of the loan was authorized by the SBA.

On March 8, 2021, the Company entered into a Credit Agreement providing for a $10 million revolving line of credit facility (the "Interim Credit Facility) with JPMorgan Chase Bank, N.A. (the "Bank"). The term of the Interim Credit Facility was relatively short with an expiration date of July 15, 2021 because the Company was evaluating options for longer term credit arrangements. At March 31, 2021, the Company did not have any borrowings under the Interim Credit Facility. On April 14, 2021, the Company executed a first amendment to the Interim Credit Facility that increased the size of the facility from $10 million to $20 million. On May 19, 2021, the Company entered into an Amended and Restated Credit Agreement with the Bank that provides for asset-based revolving loans in an aggregate principal amount up to $40 million (the "ABL Facility"). The ABL Facility matures on May 19, 2026 and replaced the Interim Credit Facility in its entirety. The ABL Facility is secured by substantially all of the assets of the Company and borrowings bear interest at a rate equal to LIBOR plus 1.7% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 85% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory and plus (c) a machinery and equipment component that is the lesser of 85% of the net orderly liquidating value of eligible equipment or the machinery and equipment component limit which is initially $5 million and reduces over the term of the facility. The ABL Facility contains a financial covenant restricting the Company from allowing its fixed charge coverage ratio be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $10 million, in minimum increments of $5 million.

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

The Company’s lease of its office space in Longview, Texas is the only operating lease included in the ROU asset and lease liability. The lease calls for monthly rent payments of $4,878 and expired on April 30, 2021. In April 2021, the lease was renewed for a three year term with expiration on April 30, 2024. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of $518,616 and a monthly payment of $9,074.

The components of expense related to leases were as follows for the twelve months ended March 31, 2021 and March 31, 2020,

	Twelve Months	Twelve Months
	Ended March 31,	Ended March 31,
	2021	2020
Finance lease – amortization of ROU asset	$100,728	$49,640
Finance lease – interest on lease liability	8,164	4,806
Operating lease expense	56,286	36,936
	$165,178	$91,382

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2021 and March 31, 2020:

	March 31, 2021	March 31, 2020	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$4,850	$51,535	Other assets
Finance lease right-of-use asset	481,880	507,812	Property, plant & equipment
Total right-of-use assets	$486,730	$559,347

Liabilities
Operating lease liability, current	$4,850	$47,431	Accrued expenses
Finance lease liability, current	102,689	100,728	Current portion of financing lease
Operating lease liability, non-current	—	4,104	Other non-current liabilities
Finance lease liability, non-current	265,557	368,248	Other non-current liabilities
Total lease liabilities	$373,096	$520,511

As of March 31, 2021, the weighted-average remaining lease term was 0.1 year for operating leases and 3.5 years for finance leases. The weighted average discount rate was 7% for operating leases and 1.9% for finance leases.

Maturities of lease liabilities as of March 31, 2021 were as follows:

	Operating	Finance
	Leases	Leases
Fiscal 2022	4,878	108,892
Fiscal 2023	—	108,892
Fiscal 2024	—	108,892
Fiscal 2025	—	54,445
Fiscal 2026	—	—
Total undiscounted lease payments	$4,878	$381,121
Less: imputed interest	(28)	(12,875)
Present value of lease liability	$4,850	$368,246

5.   PROPERTY, PLANT AND EQUIPMENT

The Company completed two capital expenditure projects during fiscal 2021.

The first project was a building expansion at the Company’s coil processing facility in Hickman, Arkansas that was put into service during May 2020. The project added an additional 22,000 square feet of storage space to the facility. This project was completed at an actual cost of approximately $1,083,000 compared to an original estimated cost of $1,100,000. The second project involved the purchase and installation of a stretcher leveler coil processing line at the Company’s coil processing facility in Decatur, Alabama. This newly acquired equipment replaces the prior processing equipment at the Decatur plant and expands both the size range and grades of material that the Decatur plant is able to process. The equipment was purchased from and constructed, fabricated and installed by Delta Steel Technologies. Installation of the equipment began in December 2020 and the Company put the equipment into service during March 2021. The estimated total cost of this project is $7,200,000 with approximately $6,733,000 having been paid as of March 31, 2021.

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility will be on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill currently under construction in Sinton, Texas. The Company's new location will consist of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement with an annual rental payment of $1. The Company has selected Red Bud Industries to build a stretcher leveler cut-to-length line for the facility that is capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the location to commence operations in April 2022 and estimates the total cost of the project to be $21 million.

At March 31, 2020, the Company determined that indicators of impairment were present for the tubular segment’s pipe finishing facility due to inconsistent operating results and uncertainty related to future operations. The Company performed an impairment review of the facility’s assets and determined the carrying amount of the assets were not recoverable based on estimated undiscounted cash flows. To establish a fair market value of the assets, certain equipment was valued using the market approach, which involves measuring the value of the assets in an open market exchange. The real property and buildings were valued based on a weighted combination of the market approach and the cost approach. Remaining assets were valued based on their net salvage value. As a result of the review, an impairment loss of $4,338,419 was recognized due to the carrying amount of the assets exceeding their fair value of $1,771,450 at March 31, 2020.

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

6.   DERIVATIVE FINANCIAL INSTRUMENTS

In June 2020, the Company implemented its first commodity price risk management activities by transacting hot-rolled coil futures. From time to time, we expect to use derivative financial instruments to minimize our exposure to commodity price risk that is inherent in our business. At the time derivative contracts are entered into, we assess whether the nature of the instrument qualifies for hedge accounting treatment according to the requirements of ASC 815 – Derivatives and Hedging (“ASC 815”). By using derivatives, the Company is exposed to credit and market risk. The Company’s exposure to credit risk includes the counterparty’s failure to fulfill its performance obligations under the terms of the derivative contract. The Company attempts to minimize its credit risk by entering into transactions with high quality counterparties, and uses exchange-traded derivatives when available. Market risk is the risk that the value of the financial instrument might be adversely affected by a change in commodity prices. The Company manages market risk by continually monitoring exposure within its risk management strategy and portfolio. For those transactions designated as hedging instruments, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows or fair value of hedged items.

From time to time, derivatives designated for hedge accounting may be closed prior to contract expiration. The accounting treatment of closed positions depends on whether the closure occurred due to the hedged transaction occurring early or if the hedged transaction is still expected to occur as originally forecasted. For hedged transactions that occur early, the closure results in the realized gain or loss from closure being recognized in the same period the accelerated hedged transaction affects earnings. For hedged transactions that are still expected to occur as originally forecasted, the closure results in the realized gain or loss being deferred until the hedged transaction affects earnings.

From time to time, we may have derivative financial instruments for which we do not elect hedge accounting.

The Company has a forward physical purchase supply agreement in place with one of its suppliers for a portion of its monthly physical steel needs. This supply agreement is not subject to mark-to-market accounting due to the Company electing the normal purchase normal sale exclusion provided in ASC 815.

During fiscal 2021, the Company entered into hot-rolled coil futures contracts which were designated as hedging instruments and classified as cash flow hedges, either as hedges of variable purchase prices or as hedges of variable sales prices. Accordingly, realized and unrealized gains and losses associated with the instruments are reported as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. During fiscal 2021, some of the Company's cash flow hedges were closed prior to expiration but the hedged transactions were still expected to occur as originally forecasted resulting in the realized gain or loss being deferred in other comprehensive income until the hedged transactions occur. During fiscal 2021, the Company also entered into hot-rolled coil futures contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2021:

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives designated as cash flow hedges:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts hedging purchases	Other current assets	$530,640
Hot-rolled coil steel contracts hedging sales	Other current assets	$91,760	Current portion of derivative liability	$7,890,700
Hot-rolled coil steel contracts hedging sales			Other non-current liabilities	$50,420

Derivatives not designated as hedging instruments:
Hot-rolled coil steel contracts			Current portion of derivative liability	$88,680

All derivatives are presented on a gross basis on the Consolidated Balance Sheet.

At March 31, 2021, the Company reported $501,360 in "Accounts payable and accrued expenses" on its Consolidated Balance Sheet related to futures contracts for the month of March 2021 that had reached expiration but were pending cash settlement.

The notional amounts (quantities) of our cash flow hedges outstanding at March 31, 2021 consisted of 4,000 tons hedging purchases with maturity dates ranging from May 2021 to June 2021 and 43,740 tons hedging sales with maturity dates ranging from July 2021 to November 2022.

The following table summarizes the loss recognized in other comprehensive income and the gain reclassified from accumulated other comprehensive income into earnings for derivative financial instruments designated as cash flow hedges for the twelve months ended March 31, 2021:

	Pre-Tax Loss	Location of Gain Reclassified from	Gain Reclassified from
	Recognized in OCI	AOCI into Net Earnings	AOCI into Net Earnings
Hot-rolled coil steel contracts	$(14,751,900)	Costs of goods sold	$6,414,500

The estimated amount of losses recognized in OCI at March 31, 2021 expected to be reclassified into net earnings (loss) within the succeeding twelve months is $14,169,820. This amount consists of $6,839,740 in realized losses associated with closed hedges and $7,330,080 associated with open hedges that was computed using the fair value of the cash flow hedges as of March 31, 2021 and is subject to change before actual reclassification from AOCI to net earnings (loss).

The following table summarizes the loss recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2021:

		Loss Recognized in Earnings
	Location of Loss	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2021
Hot-rolled coil steel contracts	Other income (loss)	$515,160

The notional amount (quantity) of our derivative instruments not designated as hedging instruments at March 31, 2021 consisted of 1,860 tons of short positions with maturity in April 2021.

The following table reflects the change in accumulated other comprehensive income (loss), net of tax, for the fiscal year ended March 31, 2021:

Gain (Loss) on
Derivatives
Balance at March 31, 2020	$—
Other comprehensive loss, net of income, before reclassification	(6,323,084)
Gain reclassified from AOCI (1)	(4,864,757)
Net current period other comprehensive loss	(11,187,841)
Balance at March 31, 2021	$(11,187,841)

(1) The gain reclassified from AOCI is presented net of taxes of $1,549,743 which are included in provision for (benefit from) income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2021.

At March 31, 2021, cash of $12,001,485 was required to collateralize our open hedging positions. This cash requirement is included in "Other current assets" on the Company's Consolidated Balance Sheet at March 31, 2021.

The Company did not have any derivative financial instruments during the fiscal year ended March 31, 2020.

7.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At March 31, 2021, our financial liabilities, net, measured at fair value on a recurring basis were as follows:

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(7,407,400)	$—	$—	$(7,407,400)
Total	$(7,407,400)	$—	$—	$(7,407,400)

At March 31, 2020, the Company did not have any financial instruments that required fair value measurement on a recurring basis.

Non-Recurring Fair Value Measurements

At March 31, 2020, our assets measured at fair value on a non-recurring basis were categorized as follows:

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held and used (1)	$—	$—	$1,771,450	$1,771,450
Total	$—	$—	$1,771,450	$1,771,450

(1)

At March 31, 2020, the Company performed an impairment review of the tubular segment’s pipe finishing facility that resulted in the assets being written down to their estimated fair value of $1,771,450.

At March 31, 2021, the Company did not have any fair value measurements on a non-recurring basis.

8.   EARNINGS PER SHARE

Basic and dilutive net earnings (loss) per share is computed based on the following information:

	Year Ended March 31,
	2021	2020
Basic
Net earnings (loss)	$11,424,475	$(5,249,210)
Weighted average common shares	7,027,707	7,000,403
Dilutive
Net earnings (loss)	$11,424,475	$(5,249,210)
Weighted average common shares and common share equivalents	7,027,707	7,000,403

9.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31,
	2021	2020
Federal
Current	$1,904,797	$(408,360)
Deferred	1,100,368	(971,540)
	3,005,165	(1,379,900)
State
Current	554,212	3,468
Deferred	238,121	(212,560)
	792,333	(209,092)
Total	$3,797,498	$(1,588,992)

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31,
	2021	2020
Income tax expense (benefit) at U.S. federal statutory rate	21.0%	(21.0)%
Current year state and local income taxes net of federal income tax benefit	4.1	(2.4)
Other	(0.1)	0.2
Provision for (benefit from) income taxes	25.0%	(23.2)%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2018 through March 31, 2020. State and local returns may be subject to examination for fiscal years ended March 31, 2017 through March 31, 2020.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31,
	2021	2020
Deferred tax liabilities:
Depreciation	$(1,945,788)	$(128,868)
LIFO to average cost Section 481(a) adjustment	(301,110)	(602,220)
Total deferred tax liabilities	(2,246,898)	(731,088)
Deferred tax assets:
Unrealized derivative loss - OCI	3,564,059	—
Inventory capitalization	63,468	85,137
Postretirement benefits other than pensions	26,240	24,127
Net operating loss carryforward - State	—	15,012
Restricted stock award compensation	328,434	200,949
Other	129,121	44,717
Total deferred tax assets	4,111,322	369,942
Net deferred tax asset (liability)	$1,864,424	$(361,146)

10.   OTHER COMPREHENSIVE LOSS

The following table summarizes the tax effects on each component of Other Comprehensive Loss for the periods presented:

	Twelve Months Ended March 31, 2021
	Before-Tax	Tax Benefit	Net-of-Tax

Cash flow hedges (1)	$(14,751,900)	$3,564,059	$(11,187,841)
Other comprehensive loss	$(14,751,900)	$3,564,059	$(11,187,841)

(1) Of the $14,751,900 before tax comprehensive loss, $7,908,760 is associated with open hedges subject to fair value changes and $6,843,140 is realized losses associated with closed hedges with the hedged transaction still expected to occur.

For the fiscal year ended March 31, 2020, the Company did not have transactions to report in other comprehensive income or loss.

11.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 2021 and $200,000 for the year ended March 31, 2020. Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed six months of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $49,500 and $50,000 for the years ended March 31, 2021 and 2020, respectively.

12.   RELATED PARTY TRANSACTIONS

The Company has engaged Metal Edge Partners, LLC (“Metal Edge”) to provide services that include strategic advisory services, risk management services, procurement advisory services, steel market analytics and macro-economic analytics. Tim Stevenson serves as a member of our Board of Directors and serves as Chief Executive Officer of Metal Edge. For the fiscal year ended March 31, 2021, we paid Metal Edge $144,000 related to these services. Our agreement with Metal Edge may be terminated by either party, without cause, upon ninety days prior written notice. There were no related party transactions to disclose for the fiscal year ended March 31, 2020.

13.   INDUSTRY SEGMENT DATA

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

	Year Ended March 31,
	2021	2020
NET SALES:
Coil	$95,264,555	$99,762,892
Tubular	30,837,978	42,339,432
TOTAL NET SALES	$126,102,533	$142,102,324
OPERATING PROFIT (LOSS):
Coil	$16,466,713	$1,252,669
Tubular	2,923,399	(5,564,882)
TOTAL OPERATING PROFIT (LOSS)	19,390,112	(4,312,213)
General corporate expenses	(3,640,098)	(2,540,443)
Interest expense	(24,619)	(4,806)
Other income (loss)	(503,422)	19,260
TOTAL EARNINGS (LOSS) BEFORE INCOME TAXES	$15,221,973	$(6,838,202)
IDENTIFIABLE ASSETS:
Coil	$56,670,109	$35,894,510
Tubular	17,883,612	23,659,457
	74,553,721	59,553,967
General corporate assets	20,455,088	17,790,121
TOTAL ASSETS	$95,008,809	$77,344,088
DEPRECIATION:
Coil	$653,708	$836,730
Tubular	346,135	675,048
Corporate and other	13,074	13,183
	$1,012,917	$1,524,961
CAPITAL EXPENDITURES:
Coil	$4,505,589	$4,060,911
Tubular	78,061	841,817
Corporate and other	25,967	32,633
	$4,609,617	$4,935,361

Operating profit (loss) is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. Other income (loss) for fiscal 2021 consisted primarily of a $515,160 loss related to derivatives not designated for hedge accounting. At March 31, 2021 and March 31, 2020, corporate assets consisted primarily of cash, restricted cash and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

14.   REVENUE

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

The Company has two reportable segments: Coil and Tubular. Coil primarily generates revenue from cutting to length hot-rolled steel coils. Coil segment revenue consists of three main product types: Prime Coil, Non-Standard Coil and Customer Owned Coil. Tubular primarily generates revenue from the manufacture, distribution and processing of steel pipe. Tubular segment revenue consists of three main product or service types: Manufactured Pipe, Mill Reject Pipe and Pipe Finishing Services. The Company did not generate any revenue from pipe finishing services in the fiscal years ended March 31, 2021 and March 31, 2020. The pipe finishing facility is currently idled due to market conditions. The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended March 31, 2021 and 2020, respectively:

	Fiscal Year Ended March 31,
	2021	2020
Coil Segment:
Prime Coil	$85,933,199	$87,222,853
Non-standard Coil	8,414,060	11,792,212
Customer Owned Coil	917,296	747,827
	$95,264,555	$99,762,892
Tubular Segment:
Manufactured Pipe	$25,554,333	$34,974,506
Mill Reject Pipe	5,283,645	7,364,926
	$30,837,978	$42,339,432

15.   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended March 31, 2021 and 2020:

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2020	2020	2020	2021
Net sales	$23,524,600	$24,861,680	$28,502,049	$49,214,204
Gross profit	256,754	1,091,097	4,495,849	17,741,498
Net earnings (loss)	(858,862)	(250,005)	2,129,745	10,403,597
Basic	(0.12)	(0.04)	0.30	1.49
Diluted	(0.12)	(0.04)	0.30	1.49

	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2019	2019	2019	2020
Net sales	$40,975,320	$39,995,580	$28,150,817	$32,980,607
Gross profit (loss)	1,471,324	(782,650)	52,933	1,868,728
Net earnings (loss)	194,772	(1,544,137)	(881,003)	(3,018,842)
Basic	0.03	(0.22)	(0.13)	(0.43)
Diluted	0.03	(0.22)	(0.13)	(0.43)

16.   SUBSEQUENT EVENTS

See Note 3 for information related to the asset-based lending credit facility entered into subsequent to year end. As of the filing date of this Form 10-K, the Company had borrowings of $11,448,646 outstanding under the asset-based lending credit facility. See Note 3 for information about forgiveness of the Company's PPP Loan subsequent to year end. See Note 5 for information related to the Company's planned facility in Sinton, Texas announced subsequent to year end.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Derivatives and Hedging – Management’s Forecasts of Physical Purchases and Sales of Prime Coil

As described in Note 6 to the consolidated financial statements, in June 2020, the Company implemented its first commodity price risk management activities by transacting hot-rolled coil futures. At the time derivative contracts are entered into, the Company assesses whether the nature of the instrument qualifies for hedge accounting treatment according to the requirements of ASC 815-Derivatives and Hedging. During the twelve months ended March 31, 2021, the Company entered into hot-rolled coil futures contracts which were designated as hedging instruments and classified as cash flow hedges, either as hedges of variable purchase prices or as hedges of variable sales prices. Accordingly, realized and unrealized gains and losses associated with the instruments are reported as a component of other comprehensive income and reclassified into earnings during the period in which the associated hedged transaction affects earnings. The election of hedge accounting requires significant analysis and documentation. This analysis includes estimates for the forecasted future physical purchases of prime coil and physical sales of prime coil. We determined that the auditing of these estimates was a critical audit matter. The Company had an accumulated other comprehensive loss of $11,187,841 as of March 31, 2021 consisting of deferred realized and unrealized losses associated with futures contracts for which forecasted physical purchase or sale transactions were determined by management to be probable of occurring.

The principal consideration in our determination that management’s forecasts of physical prime coil purchases and physical sales of prime coil is a critical audit matter is the exercise of significant judgment by management when developing these forecasts. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s forecasts of physical purchases and sales.

The primary procedures we performed to address this critical audit matter included:

·	Performing a retrospective review of previous forecasts by comparing to actual volumes of prime coil purchased or sold,
·	Comparing forecasts to historical actual volumes of prime coil purchased or sold, and
·	Evaluating the sensitivity of forecasts to downward changes and assessing potential impact of changes on the Company’s assertion about the probability of forecasted purchase and sale volumes.

/s/ MOSS ADAMS LLP

Houston, Texas

July 7, 2021

We have served as the Company’s auditor since 2017.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) promulgated under the Securities Exchange Act of 1934, as amended). We have established disclosure controls and procedures designed to ensure that material information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission and that any material information relating to us is recorded, processed, summarized and reported to our management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, our management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. In reaching a reasonable level of assurance, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report and, during the audit process related to the fiscal year ended March 31, 2021, identified a material weakness in our internal control over financial reporting. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2021.

Notwithstanding the identified material weakness, the Company's management, including our Chief Executive Officer and Chief Financial Officer, have determined, based on the procedures we have performed, that the audited consolidated financial statements included in this report fairly present in all material respects our financial condition and results of operations as of and for the years ended March 31, 2021 and 2020 in accordance with U.S. Generally Accepted Accounting Principles.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the audit process related to our fiscal year ended March 31, 2021, management, in connection with our independent auditors, identified a material weakness in our controls related to the review of the annual income tax provision prepared by a third-party firm. Specifically, we did not maintain effective controls to sufficiently review the completeness and accuracy of the annual tax provision. Our review was not sufficiently detailed to identify a material misstatement in deferred income taxes. The Company recorded an audit adjustment of approximately $3.5 million impacting the balance sheet items of deferred tax assets and accumulated other comprehensive loss. The audit adjustment caused the Company to change from a net deferred income tax liability position to a net deferred income tax asset position. Additionally, the Company’s review of the annual income tax provision did not include a process to sufficiently evaluate deferred tax assets to determine if a valuation allowance was necessary. The Company has since performed an analysis to consider if a valuation allowance is necessary in relation to the Company’s deferred tax assets and concluded that no valuation allowance is necessary due to anticipated recoverability through future taxable income.

Plan for Remediation of Material Weakness

Our Company is relatively small. As disclosed in our Form 10-K, we had 93 full-time employees as of March 31, 2021. Our accounting and finance team consisted of two degreed accountants as of March 31, 2021. Leading up to, and during the financial statement audit period, considerable time was expended by our accounting and finance team to finalize the asset-based credit facility described in Note 3 and to select our general contractor and equipment manufacturer related to our planned new facility in Sinton, Texas disclosed in Note 5 and to finalize contracts with such parties. This resulted in the Company falling behind in the timeline necessary to complete the audit process and regulatory filings in a timely manner. In an effort to meet regulatory deadlines, the Company did not perform a sufficient review of third-party materials. The Company concludes that the best remediation of the material weakness is an investment in human capital that will allow it to meet its regulatory requirements and growth objectives. On May 24, 2021, the Company hired an additional degreed accountant. The timing of this hire in relation to the audit process made it difficult for the hire to have a beneficial impact on the process related to our fiscal year end March 31, 2021. However, the Company believes the investment in human capital will provide sufficient remediation in future periods and the Company will continue to evaluate the appropriate level of staffing to ensure the controls over financial reporting are adhered to and the Company can meet its regulatory requirements in a timely manner.

We will continue to monitor the design and effectiveness of these procedures and controls and make any further changes the Company determines appropriate. We believe the additional investment in human capital described above will remediate the material weakness the Company has identified. However, this material weakness will not be considered remediated until the applicable remedial actions operate effectively for a sufficient period of time.

Attestation Report of the Registered Public Accounting Firm

Pursuant to Regulation S-K Item 308(b), this Annual Report on Form 10-K does not include an attestation report of our Company's independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except for the matter discussed above, there were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

COMPANY OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments: coil products and tubular products.

The coil product segment includes the operation of two hot-rolled coil processing facilities; one in Hickman, Arkansas and the other in Decatur, Alabama. The Hickman facility operates a temper mill and a cut-to-length line. The temper mill improves the flatness and surface qualities of the coils and the cut-to-length line levels the steel and cuts the coils into sheet and plate of prescribed lengths. The Hickman facility is capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. The Decatur facility previously operated a temper mill and a cut-to-length line but during the quarter ended June 30, 2020, the equipment was removed to allow the foundation to be prepared for a new stretcher leveler line. In March 2021, the new stretcher leveler line was placed into service. The estimated total cost of this project is $7,200,000 with approximately $6,733,000 having been spent as of March 31, 2021. The new equipment expands the coil segment’s processing capabilities to include material up to 96” wide and material of higher grades and will allow the Decatur facility to cut material that is up to ½” thick compared to the previous equipment’s capability of 5/16” thick. In addition, sheet and plate that has been stretcher leveled is preferable to some customers and applications compared to material that has been leveled through the temper mill process. In April 2020, the Company completed a 22,000 square foot building expansion at the Hickman facility that provides for additional finished goods storage space, removing that constraint to growth and also providing safety improvements. The project was completed at an actual cost of approximately $1,083,000 compared to an original estimated cost of $1,100,000. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility will be on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill currently under construction in Sinton, Texas. The Company's new location will consist of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement. The lease agreement calls for an annual rental payment of $1. The Company has selected Red Bud Industries to build one of the world’s largest stretcher leveler cut-to-length lines, capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the location to commence operations in April 2022 and estimates the total cost of the project to be $21 million. The Company expects to fund the Sinton capital expenditure through a combination of cash generated from operations and funds drawn under the ABL Facility.

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has an API licensed pipe finishing facility that threads and couples oil country tubular goods and performs other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled due to market conditions. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and new mill reject pipe that TTP purchased from U.S. Steel Tubular Products, Inc.

RESULTS OF OPERATIONS

Year ended March 31, 2021 compared to year ended March 31, 2020

Our fiscal year ended March 31, 2021 ("fiscal 2021") commenced in the early stages of the COVID-19 virus' widespread impact on the United States. In addition to the devastating effects on human life, this contagious virus has affected economies globally. The operations of many businesses, including ours and many of our customers have been disrupted during the pandemic. We have been fortunate to operate our facilities throughout the pandemic and more fortunate to report none of our employees have been lost to the virus. The impact of the pandemic on different industries has been unique and we likely do not yet know the full extent of the pandemic's impact. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change.

During fiscal 2021, sales and costs of goods sold decreased $15,999,791 and $36,974,654, respectively, and gross profit increased $20,974,863 from the comparable amounts recorded during the year ended March 31, 2020 (“fiscal 2020”). The decrease in sales was related primarily to a decline in sales volume with tons sold decreasing from approximately 210,500 tons in fiscal 2020 to approximately 173,000 tons in fiscal 2021. The decline in sales volume was primarily related to both the impact of COVID-19 and the equipment replacement project at the coil segment's Decatur facility. Discussion of the changes in sales volumes is expanded upon at the segment level in the following paragraphs. The average selling price of the Company's products did increase in fiscal 2021 compared to fiscal 2020 but only to an extent to partially offset the decrease in sales caused by the decline in volume. Discussion of the changes in average selling price is expanded upon at the segment level in the following paragraphs. Gross profit as a percentage of sales increased from approximately 1.8% in fiscal 2020 to approximately 18.7% in fiscal 2021. Gross profit for fiscal 2021 included $6,414,500 in recognized gains related to hedging activities while fiscal 2020 did not have any recognized hedging related gains or losses. Excluding the recognized hedging gains for fiscal 2021, gross profit related to physical material as a percentage of sales was approximately 13.6% for fiscal 2021.

Our operating results are significantly impacted by the market price of hot-rolled steel coil. The Company experienced significant volatility in steel price during both fiscal 2021 and fiscal 2020. The start of fiscal 2020 was characterized by declining steel prices that reached a 3 ½ year low in October 2019. From November 2019 through February 2020 domestic steel producers issued a series of price increases but the upward momentum was halted in March 2020 when the COVID-19 virus started to impact the U.S. economy. From March 2020 to August 2020 steel prices resumed a negative trajectory and declined approximately 25%. In August 2020, steel prices began a historic run up, increasing approximately 200% by the end of fiscal 2021. Management believes the historic increase in steel prices is primarily the result of a supply and demand imbalance that was created by COVID-19's impact on the steel industry and its customers. At the onset of the pandemic, some steel mill production capacity was idled, and we, and many other industry participants, scaled back inventory purchases. We saw a significant but relatively brief, dip in demand followed by a resurgence, and this resurgence in demand was met by historically low inventory on hand and on order levels in the supply chain and a lower level of available steel mill capacity. Steel mill capacity was booked up quickly and lead times extended well beyond normal levels and due to supportive demand, capacity continued to book up quickly throughout the remainder of fiscal 2021 and lead times remained extended. This supply and demand dynamic resulted in significant margin improvement for the Company's products during the second half of fiscal 2021. In comparison, results for fiscal 2020 were negatively impacted by sustained margin compression associated with declines in steel price. Operating profit for fiscal 2021 was approximately $19,390,000 compared to an operating loss of approximately $4,312,000 for fiscal 2020 that included a fixed asset impairment loss of approximately $4,338,500.

Coil Segment

Coil product segment sales for fiscal 2021 totaled $95,264,555 compared to $99,762,892 for fiscal 2020, representing a decrease during fiscal 2021 of $4,498,337 or approximately 5%. For average selling price disclosure, it is helpful to isolate sales generated from processing of customer owned material and sales generated from coil segment inventory. Sales generated from processing of customer owned material totaled $917,296 for fiscal 2021 compared to $747,827 for fiscal 2020. Sales generated from coil segment inventory totaled $94,347,259 for fiscal 2021 compared to $99,015,065 for fiscal 2020. The decrease in coil segment sales was driven by a decline in sales volume, partially offset by an increase in the average selling price of tons shipped from inventory. Inventory tons sold decreased from approximately 152,000 tons in fiscal 2020 to approximately 130,500 tons in fiscal 2021. The volume decline was related to both the impacts of COVID-19 and removing the Decatur facility's equipment in June 2020 for an equipment replacement project that was put into service in March 2021. Compared to fiscal 2020's average monthly volume, April 2020 volume was down 51% and May 2020 volume was down 33% but the rest of fiscal 2021's monthly volume was only down an average of 9%. The average per ton selling price related to these shipments increased from approximately $651 per ton in fiscal 2020 to approximately $722 per ton in fiscal 2021. Coil segment operations recorded operating profits of approximately $16,467,000 and $1,253,000 in fiscal 2021 and fiscal 2020, respectively. Operating profit for fiscal 2021 includes recognized gains on hedging activities of $5,500,000 while the Company did not have any hedging activities in fiscal 2020. Margins for fiscal 2021 improved significantly during the second half of the year while steel pricing was experiencing a historic increase. Margins for fiscal 2020 were negatively impacted by declines in hot-rolled steel prices.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2021 totaled $30,837,978 compared to $42,339,432 for fiscal 2020, representing a decrease during fiscal 2021 of $11,501,454 or approximately 27%. The decrease in tubular segment sales was primarily driven by a decline in sales volume which decreased from approximately 58,000 tons in fiscal 2020 to approximately 42,000 tons in fiscal 2021. The volume decline was related primarily to the impacts of COVID-19 and challenging energy industry conditions. Compared to fiscal 2020's average monthly volume, April 2020 volume was only down 4% due to the fulfillment of pre-pandemic orders but May 2020 volume was down 36% and the remainder of fiscal 2021's monthly volume was down an average of 27%. The tubular segment volume did not recover in the same manner as the coil segment's volume due primarily to energy industry conditions which remained challenging throughout fiscal 2021. The average selling price for the tubular segment's products was consistent between years at approximately $730 per ton for fiscal 2021 compared to approximately $728 per ton for fiscal 2020. Tubular segment operations recorded an operating profit of approximately $2,923,000 for fiscal 2021 compared to an operating loss of approximately $5,565,000 for fiscal 2020. Operating profit for fiscal 2021 includes recognized gains on hedging activities of $914,500 while the Company did not have any hedging activities in fiscal 2020.The fiscal 2020 operating loss included a fixed asset impairment loss related to the segment’s pipe finishing facility of approximately $4,338,500. Operating results for both fiscal 2021 and fiscal 2020 were negatively impacted by inventory write downs of $274,093 and $955,605, respectively, related to the segment's manufactured pipe inventory.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which was our sole supplier of mill reject pipe. U.S. Steel's facility was idled as announced and the Company's receipts of mill reject pipe ceased in August 2020. At March 31, 2021, we had approximately 22,500 tons of mill reject inventory which we believe to be one to one and a half years of inventory. Mill reject pipe sales contributed gross profit of approximately $1,775,000 in fiscal 2021 and $1,471,000 in fiscal 2020. We expect the idling to have a negative impact on our operations as we eventually sell out of inventory.

General, Selling and Administrative Costs

During fiscal 2021, general, selling and administrative costs increased approximately $2,710,000 compared to fiscal 2020. This increase was related primarily to payroll, professional fees and restricted stock plan compensation expense.

Other Income (Loss)

For fiscal 2021, the Company reported an other loss of approximately $503,500 which was the result of a loss of approximately $515,000 on derivative instruments not designated for hedge accounting partially offset by other income of approximately $11,500 for the increase in cash surrender value of life insurance policies the Company holds on its officers. For fiscal 2020, the Company had other income of approximately $19,000 which consisted of the increase in cash surrender value of life insurance policies the Company holds on its officers.

Income Taxes

Income taxes increased from a benefit for fiscal 2020 of $1,588,992 to a provision for fiscal 2021 of $3,797,498. This increase was related primarily to the shift from a loss before taxes for fiscal 2020 to having earnings before tax for fiscal 2021.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 2.7 and 6.8 at March 31, 2021 and March 31, 2020, respectively. Working capital was $48,462,364 at March 31, 2021 and $55,566,158 at March 31, 2020.

During the year ended March 31, 2021, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash increased primarily as a result of operating activities partially offset by the purchases of property, plant and equipment and the payment of cash dividends. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

On April 9, 2020, the Company entered into a Paycheck Protection Program Promissory Note (the “PPP Note”), evidencing an unsecured loan to the Company from JPMorgan Chase Bank under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Pursuant to the PPP Note, the Company received total proceeds of $1,690,385 on April 10, 2020. According to the provisions of the CARES Act, the Company submitted an application for forgiveness of the PPP Note on April 21, 2021 and received notification on June 22, 2021 that full forgiveness of the loan was authorized by the Small Business Administration.

On March 8, 2021, the Company entered into a Credit Agreement providing for a $10 million revolving line of credit facility (the "Interim Credit Facility) with JPMorgan Chase Bank, N.A. (the "Bank"). The term of the Interim Credit Facility was relatively short with an expiration date of July 15, 2021 because the Company was evaluating options for longer term credit arrangements. At March 31, 2021, the Company did not have any borrowings under the Interim Credit Facility. On April 14, 2021, the Company executed a first amendment to the Interim Credit Facility that increased the size of the facility from $10 million to $20 million. On May 19, 2021, the Company entered into an Amended and Restated Credit Agreement with the Bank that provides for asset-based revolving loans in an aggregate principal amount up to $40 million (the "ABL Facility"). The ABL Facility matures on May 19, 2026 and replaced the Interim Credit Facility. The ABL Facility is secured by substantially all of the assets of the Company and interest shall accrue on outstanding borrowings at a rate equal to LIBOR plus 1.7% per annum. More details regarding the ABL Facility may be found in Note 3. As of the filing date of this Form 10-K, the Company had borrowings of $11,448,646 outstanding under the ABL Facility.

The Company believes that its cash flows from operations and credit availability are adequate to fund its expected cash requirements for the next 12 months.

DERIVATIVE CONTRACTS

During fiscal 2021, the Company implemented its first commodity price-risk management activities by transacting hot-rolled coil futures. From time to time, the Company may use futures contracts to partially manage exposure to price risk. The Company elects hedge accounting for some of its derivatives and classifies the transactions as either cash flow hedges or fair value hedges. From time to time, the Company may also transact futures contracts where hedge accounting is not elected. For fiscal 2021, the Company recognized gains of $6,414,500 related to derivatives designated for hedge accounting and classified as cash flow hedges and recognized losses of $515,160 related to derivatives not designated for hedge accounting. See Note 6 for further information related to the Company's derivative financial instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2021 and fiscal 2020, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates and judgements include forecasted purchases of hot-rolled coil and forecasted sales or prime coil inventory and manufactured pipe inventory in relation to hedging activities and the fair value of the pipe-finishing facility, when impaired. From time to time, the Company hedges these forecasted purchases and sales and may designate those transactions for hedge accounting. If the actual volume of these purchases and sales differs from the forecasted volumes, it may impact the application of hedge accounting related to those transactions and may disallow the use of hedge accounting on a go forward basis. Determination of forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory require the Company to make assumptions related to customer demand and the volume and timing of inventory purchases. The pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

	Year Ended March 31
				2018
	2021	2020	2019	As Adjusted	2017*	2016*	2015*	2014*	2013*	2012*
Net sales	$126,102,533	$142,102,324	$187,154,493	$121,157,278	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786	$161,521,993
Net earnings (loss)	$11,424,475	$(5,249,210)	$5,099,924	$3,934,101	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812	$8,150,464
Current assets	$77,534,635	$65,211,517	$74,456,207	$67,269,406	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557	$65,007,891
Current liabilities	$29,072,271	$9,645,359	$12,364,902	$11,030,635	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082	$13,853,388
Working capital	$48,462,364	$55,566,158	$62,091,305	$56,238,771	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475	$51,154,503
Total assets	$95,008,809	$77,344,088	$86,601,982	$81,653,307	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129	$78,570,393
Stockholders’ equity	$65,339,976	$66,865,367	$72,481,577	$68,575,450	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619	$63,417,268
Net earnings (loss) as a percentage of Net sales	9.1	(3.7)	2.7	3.2	(3.4)	0.4	0.4	1.5	4.5	5.0
Stockholders’ equity	17.5	(7.9)	7.0	5.7	(4.4)	0.5	0.6	2.7	9.7	12.9
Weighted average number of common shares outstanding:
Basic	7,027,707	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$1.63	$(0.75)	$0.73	$0.56	$(0.39)	$0.04	$0.06	$0.25	$0.90	$1.20
Stockholders’ equity	$9.30	$9.55	$10.34	$9.78	$8.81	$9.30	$9.30	$9.31	$9.26	$9.33
Cash dividends per common share	$0.08	$0.10	$0.19	$0.05	$0.04	$0.04	$0.07	$0.20	$0.97	$0.52

* The figures for fiscal years 2012 to 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2012 to 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2021.