Form 10-K, Exhibit 13
period 2022-03-31
FRIEDMAN INDUSTRIES INC
filed 2022-08-02
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2022

2022

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
	2022	2021
Net sales	$285,234,752	$126,102,533
Net earnings	$14,066,322	$11,424,475
Net earnings per share (Basic)	$2.04	$1.63
Cash dividends per share	$0.08	$0.08
Stockholders’ equity	$79,686,648	$65,339,976
Working capital	$64,551,208	$48,462,364

TO OUR SHAREHOLDERS:

Fiscal year 2022 was another uniquely challenging year for Friedman Industries, Incorporated (the “Company”) with historic volatility in the price of hot-rolled coil (“HRC”). We started the year with the HRC price at approximately $1,300 per ton and ended the year with the price at approximately $1,380 per ton but the twelve months between were a roller coaster. From April 2021 through September 2021, HRC price increased approximately 50% going from approximately $1,300 per ton to approximately $1,950 per ton. This was the continuation of a historic upward price cycle that started in fiscal 2021 associated primarily with supply chain related disruptions stemming from the impact of the COVID-19 pandemic. From October 2021 through February 2022, HRC price declined approximately 52% going from $1,950 per ton to $940 per ton. In March 2022, HRC price started increasing in response to the Russian invasion of Ukraine and increased approximately 47% during the month from approximately $940 per ton to approximately $1,380 per ton. Fiscal 2022 and fiscal 2021 were two of the most challenging years in Company history and we delivered historic year-end results back-to-back with net earnings of $14.0 million and $11.4 million, respectively.

Fiscal 2022 was the most challenging supply market to purchase HRC in my 40 years in the steel business. We actually grew our sales volume because of our intense focus on supplier diversification. During fiscal 2022, we purchased inventory from 16 different suppliers and grew our sales volume in the most challenging sourcing year by 15%. The sourcing of steel is the most important factor for the Company’s success and we will continue to ensure that supplier optionality and detailed analysis of industry and economic conditions allow us to prosper.

During fiscal 2022, we announced the construction of a new location in Sinton, Texas which would be located on the campus of Steel Dynamics, Inc.’s new flat rolled steel mill. We were excited by the potential of this investment at the time of announcement and are more excited now as we near completion of the new location. The land improvements and building are substantially complete and the steel processing equipment is being installed. We expect equipment installation and commissioning during August 2022 and September 2022 with operating levels starting to expand during October 2022.

On April 30, 2022, we completed a major acquisition of two facilities from Plateplus, Inc. (“Plateplus”). The facilities are located in East Chicago, Indiana and Granite City, Illinois and allow the Company to expand its competitive reach into the midwestern United States. Additionally, the Company purchased all of the steel inventory from two other Plateplus locations in Loudon, Tennessee and Houston, Texas. Plateplus has provided us toll processing services of this inventory as we work to transition customer business that was typically handled in Loudon and Houston to our Decatur, Alabama and Sinton, Texas locations. As part of the transaction, we welcomed 76 new employees to the Friedman team that were previously Plateplus employees. We expect to hire approximately 25 additional Plateplus employees as transition services and toll processing activities conclude. We believe this transaction will be transformative for the future of Friedman.

I am very proud of what our team has accomplished in the short time I have been CEO of the Company. I believe the strategic initiatives we have implemented will provide long-term value for the Company and its shareholders.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 10:00 a.m. (Central Time) on Tuesday, September 13, 2022, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

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

President, Piping Technology & Products, Inc. (pipe fabrication)

Houston, Texas

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Sandy Scott*

Retired, formerly, Chief Executive Officer of Sprint Industrial Holdings (rental equipment and transporation company), currently serving on the boards of directors of Terra Nova Solutions, Rowland Inc., CEDA International, DWD International, LLC and Goodwill of Houston

Houston, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Tim Stevenson

Chief Executive Officer and Founder, Metal Edge Partners (metals price risk management and strategic advisory services)

Plymouth, Minnesota

Michael J. Taylor, Chairman of the Board

President and Chief Executive Officer of the Company

Houston, Texas

Sharon Taylor*

Vice President and Chief Financial Officer, Martin Midstream Partners L.P. and Martin Resource Management Corporation (terminalling, processing, transportation, storage and packaging services for petroleum products and by-products)

Kilgore, Texas

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

* Sandy Scott and Sharon Taylor were appointed to the Board of Directors subsequent to fiscal year-end.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2022, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: coil products and tubular products.

Coil Products

The coil product segment consists of the operation of two hot-rolled coil processing facilities; one in Hickman, Arkansas (“Hickman”) and the other in Decatur, Alabama (“Decatur”). The Hickman facility operates a temper mill and a cut-to-length line and the Decatur facility operates a stretcher leveler cut-to-length line. The equipment at both facilities improves the flatness and surface qualities of the coils and cuts the coils into sheet and plate of prescribed lengths. The Hickman facility is capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. The Decatur facility is capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36" wide to 96" wide. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

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

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility is on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill in Sinton, Texas. The Company's new location consists of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement. The Company contracted with Red Bud Industries to build one of the world’s largest stretcher leveler cut-to-length lines, capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the equipment commissioning to occur during August 2022 and September 2022 and then expects expanded production levels beginning in October 2022. The total cost of the project is estimated to be $21 million.

The coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells coil products and processing services to approximately 230 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

Tubular Products

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility capable of applying threads and couplings to oil country tubular goods and performing other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and mill reject pipe that TTP purchased from U.S. Steel Tubular Products, Inc.

The Company sells its tubular products nationally to approximately 110 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 13 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2022		Fiscal 2021
	High	Low	High	Low
First Quarter	$15.63	$7.92	$5.44	$4.14
Second Quarter	14.36	11.11	6.50	4.95
Third Quarter	14.83	8.59	7.30	5.55
Fourth Quarter	12.00	7.37	9.90	6.70

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2022	Fiscal 2021
First Quarter	$0.02	$0.02
Second Quarter	0.02	0.02
Third Quarter	0.02	0.02
Fourth Quarter	0.02	0.02

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 29, 2022 was 175. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31,
	2022	2021
CURRENT ASSETS:
Cash	$2,598,102	$8,191,001
Accounts receivable, net of allowances for bad debts and cash discounts of $99,819 and $32,834 at March 31, 2022 and 2021, respectively	35,670,657	20,377,967
Inventories	67,946,122	36,016,093
Current portion of derivative assets	4,240,740	622,400
Other current assets	14,906,194	12,327,174
TOTAL CURRENT ASSETS	125,361,815	77,534,635
PROPERTY, PLANT AND EQUIPMENT:
Land	1,179,831	1,179,831
Buildings and yard improvements	8,581,676	9,199,704
Machinery and equipment	30,422,066	35,253,000
Construction in process	15,925,306	9,614
Less accumulated depreciation	(26,002,820)	(30,180,893)
	30,106,059	15,461,256
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	270,416	148,494
Deferred income tax asset	2,133,295	1,864,424
Income taxes recoverable	1,403,485	—
TOTAL ASSETS	$159,275,070	$95,008,809

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2022	2021
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$44,803,602	$15,185,038
Income taxes payable	—	1,455,099
Dividends payable	137,120	138,117
Contribution to retirement plan	250,000	50,000
Employee compensation and related expenses	1,085,676	2,643,538
Current portion of financing lease	104,689	102,689
Current portion of derivative liability	14,429,520	7,979,380
Current portion of Paycheck Protection Program loan	—	1,518,410
TOTAL CURRENT LIABILITIES	60,810,607	29,072,271

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	119,591	108,609
OTHER NON-CURRENT LIABILITIES	221,767	315,978
ASSET BASED LENDING FACILITY	18,436,457	—
LONG TERM PORTION OF PAYCHECK PROTECTION PROGRAM LOAN	—	171,975
TOTAL LIABILITIES	79,588,422	29,668,833
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5 AND NOTE 11)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,344,975 shares and 8,334,785 shares at March 31, 2022 and 2021, respectively	8,344,975	8,334,785
Additional paid-in capital	30,442,361	30,003,462
Accumulated other comprehensive loss	(10,268,509)	(11,187,841)
Treasury stock at cost (1,488,966 shares and 1,435,248 shares at March 31, 2022 and 2021, respectively)	(7,741,197)	(7,203,342)
Retained earnings	58,909,018	45,392,912
TOTAL STOCKHOLDERS’ EQUITY	79,686,648	65,339,976
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$159,275,070	$95,008,809

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2022	2021
Net sales	$285,234,752	$126,102,533
Costs and expenses:
Cost of products sold	244,247,474	102,517,335
Selling, general and administrative	12,467,366	7,835,184
Interest expense	255,320	24,619
	256,970,160	110,377,138
EARNINGS FROM OPERATIONS	28,264,592	15,725,395
Other income (loss), net	(9,934,034)	(503,422)
EARNINGS BEFORE INCOME TAXES	18,330,558	15,221,973
Provision for (benefit from) income taxes:
Current	4,825,975	2,459,009
Deferred	(561,739)	1,338,489
	4,264,236	3,797,498
NET EARNINGS	$14,066,322	$11,424,475
Weighted average number of common shares outstanding:
Basic	6,623,769	6,703,654
Diluted	6,623,769	6,703,654
Net earnings per share:
Basic	$2.04	$1.63
Diluted	$2.04	$1.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended March 31,
	2022	2021
Net earnings	$14,066,322	$11,424,475
Other comprehensive income (loss):
Cash flow hedges, net of tax	919,332	(11,187,841)
	919,332	(11,187,841)
Comprehensive income	$14,985,654	$236,634

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Accumulated
		Other	Additional
	Common	Comprehensive	Paid-In	Treasury	Retained
	Stock	Income (Loss)	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2020	$8,295,160	$—	$29,565,416	$(5,525,964)	$34,530,755	$66,865,367
Net earnings	—	—	—	—	11,424,475	11,424,475
Other comprehensive income (loss)	—	(11,187,841)	—	—	—	(11,187,841)
Grants of restricted stock	39,625	—	(89,625)	50,000	—	—
Paid in capital – restricted stock units	—	—	527,671	—	—	527,671
Repurchase of shares	—	—	—	(1,727,378)	—	(1,727,378)
Cash dividends ($0.08 per share)	—	—	—	—	(562,318)	(562,318)
BALANCE AT MARCH 31, 2021	$8,334,785	$(11,187,841)	$30,003,462	$(7,203,342)	$45,392,912	$65,339,976
Net earnings	—	—	—	—	14,066,322	14,066,322
Other comprehensive income	—	919,332	—	—	—	919,332
Grants of restricted stock	10,190	—	(10,190)	—	—	—
Paid in capital – restricted stock units	—	—	449,089	—	—	449,089
Repurchase of shares	—	—	—	(537,855)	—	(537,855)
Cash dividends ($0.08 per share)	—	—	—	—	(550,216)	(550,216)
BALANCE AT MARCH 31, 2022	$8,344,975	$(10,268,509)	$30,442,361	$(7,741,197)	$58,909,018	$79,686,648

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2022	2021
OPERATING ACTIVITIES
Net earnings	$14,066,322	$11,424,475
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	1,320,434	1,012,917
Deferred taxes	(561,739)	1,338,489
Compensation expense for restricted stock	449,089	527,671
Change in post-retirement benefits other than pensions	10,982	8,745
Lower of cost or net realizable value inventory adjustment	—	274,093
Loss recognized on open derivatives not designated for hedge accounting	1,216,500	—
Deferred realized gain (loss) on derivatives designated for hedge accounting	1,342,520	(6,843,140)
Forgiveness of Paycheck Protection Program Loan	(1,706,614)	—
Changes in operating assets and liabilities:
Accounts receivable	(15,292,690)	(8,672,623)
Inventories	(31,930,029)	(621,943)
Federal income taxes recoverable	(1,403,485)	448,665
Other current assets	(123,890)	454,489
Accounts payable and accrued expenses	22,027,802	5,386,439
Income taxes payable	(1,455,099)	1,455,099
Employee compensation and related expenses	(1,557,862)	2,233,760
Contribution to retirement plan	200,000	(250)
Net cash provided by (used in) operating activities	(13,397,759)	8,426,886
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,064,599)	(4,609,617)
Proceeds from sale of assets	160,542	30,957
Increase in cash value of officers’ life insurance	(13,853)	(11,580)
Net cash used in investing activities	(7,917,910)	(4,590,240)
FINANCING ACTIVITIES
Paycheck Protection Program loan proceeds	—	1,690,385
Cash dividends paid	(551,212)	(564,190)
Cash paid for principal portion of finance lease	(102,689)	(100,728)
Cash paid for share repurchases	(537,855)	(1,727,378)
Asset based lending facility proceeds	18,436,457	—
Net cash provided by (used in) financing activities	17,244,701	(701,911)
Increase (decrease) in cash and restricted cash	(4,070,968)	3,134,735
Cash and restricted cash at beginning of year	20,192,486	17,057,751
Cash and restricted cash at end of year	$16,121,518	$20,192,486

Cash and restricted cash at March 31, 2022 and March 30, 2021 included $13,523,416 and $12,001,485, respectively, of cash required to collateralize open derivative positions. These amounts are reported in "Other current assets" on the Company's consolidated balance sheets at March 31, 2022 and March 31, 2021.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

REVENUE RECOGNITION:    Revenue is generated primarily from contracts to manufacture or process steel products and is recognized when performance obligations are complete. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenue is recorded in an amount that reflects the consideration expected to be received in exchange for those goods or services. SeeNote 14 for further information.

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was $84,819 and $17,834 at March 31, 2022 and March 31, 2021, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined using the average cost method. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. The Company did not have any lower of cost or net realizable value adjustments during fiscal 2022. During the first quarter of fiscal 2021, tubular finished goods inventory was written down $274,093 to lower the carrying value to net realizable value. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group:

	March 31,
	2022	2021
Prime coil inventory	$50,482,022	$23,079,012
Non-standard coil inventory	1,063,374	1,419,055
Tubular raw material	9,049,598	2,607,197
Tubular finished goods	7,351,128	8,910,829
	$67,946,122	$36,016,093

Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured and mill reject pipe that the Company purchased from U.S. Steel Tubular Products, Inc.

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts to partially manage exposure to price risk. The Company elects hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. See Note 6 for further information about the Company's derivative instruments.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)	20
Machinery and equipment (in years)	10 to 15
Yard improvements (in years)	5 to 15
Loaders and other rolling stock (in years)	5 to 15

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less cost to sell. The Company did not identify any indicators of impairment during fiscal 2022 or fiscal 2021.

When property, plant and equipment is sold or otherwise disposed of, any gains or losses are reflected in income. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale.

Maintenance and repairs are expensed as incurred.

PAYCHECK PROTECTION PROGRAM LOAN:    During fiscal 2021, the Company received a Paycheck Protection Program loan ("PPP Loan") as provided by the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company accounted for the PPP Loan in accordance with Accounting Standards Codification 470 - Debt. The principal balance of the loan and accrued interest payable were recorded as liabilities on the Company's Consolidated Balance Sheet at March 31, 2021. During the first quarter of fiscal 2022, the Company was granted full forgiveness of the PPP Loan. The forgiven principal and accrued interest were recognized as a gain on extinguishment of debt and recorded in "Other income (loss), net" on the Company's Statement of Operations for fiscal 2022. See Note 3 for additional information about the PPP Loan.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was $119,591 and $108,609 at March 31, 2022 and March 31, 2021, respectively. The transfer of a life insurance policy to an officer is a noncash transaction.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $213,000 and $8,000 in fiscal 2022 and fiscal 2021, respectively. The Company paid income taxes of approximately $8,347,000, net of a tax refund of approximately $423,000, in fiscal 2022 and paid income taxes of approximately $10,000 in fiscal 2021. At March 31, 2022, the "Construction in process" balance of $15,925,306 consisted of $8,081,524 in accrued capital expenditures related to the Sinton facility for which cash outlay had not occurred.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates and judgements include forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory in relation to hedging activities and the fair value of the pipe finishing facility, when impaired. From time to time, the Company hedges forecasted purchases and sales and may designate those transactions for hedge accounting. If the original forecasts are subsequently reduced, it could result in the Company’s hedged positions exceeding revised forecasts, thus warranting immediate recognition in earnings of previously deferred hedge income or losses associated with excess hedges. A pattern of missed forecasts could call into question the Company’s ability to accurately predict forecasted transactions and the propriety of using hedge accounting in the future for similar forecasted transactions. To mitigate against the negative consequences of missing forecasts we have set an internal policy to designate hedging instruments for accounting purposes only up to 75% of forecasted sales or purchases. Determination of forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory require the Company to make assumptions related to customer demand and the volume and timing of inventory purchases. If impairment indicators are present, the pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. Actual results could differ from these estimates.

FINANCIAL INSTRUMENTS:    Since the Company’s financial instruments are considered short-term in nature, their carrying values approximate fair value.

EARNINGS PER SHARE:   The Company uses the two-class method of calculating earnings per share, which determines earnings per share for each class of common stock and participating security as if all earnings of the period had been distributed. As the holders of restricted stock are entitled to receive non-forfeitable dividends during the restriction period, unvested shares of restricted stock qualify as participating securities. Unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Unvested restricted stock is forfeitable until earned and therefore not considered outstanding for basic earnings per share. Net income per basic common share is computed using the weighted average number of common shares outstanding during the period and net income attributable to common stockholders is adjusted to allocate dividends paid to unvested shares as well as undistributed earnings. Net income per diluted common share is computed using the weighted average number of common shares and participating securities outstanding during the period.

ECONOMIC RELATIONSHIP:    The Company purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which was the sole supplier of mill reject pipe to the Company. U.S. Steel's facility was idled as announced and the Company's receipts of mill reject pipe ceased in August 2020. At March 31, 2022, we had approximately 1,200 tons of mill reject inventory with substantially all of this material expected to sell in the following quarter. For the fiscal year ended March 31, 2022, sales of mill reject pipe totaled approximately $10,312,000 and accounted for approximately $3,824,000 of the tubular segment's operating profit for the period with approximately $1,280,000 of allocated operating, administrative and selling expenses included in the calculation of operating profit related to mill reject pipe. For the fiscal year ended March 31, 2021, sales of mill reject pipe totaled approximately $5,284,000 and accounted for approximately $1,313,000 of the tubular segment's operating profit for the period with approximately $802,000 of allocated operating, administrative and selling expenses included in the calculation of operating profit related to mill reject pipe. The Company is expanding its manufactured pipe sales to counteract the impact of mill reject sales ending in the near future.

Coil segment sales to O'Neal Steel accounted for approximately 11% of total Company sales in fiscal 2022. No other customers accounted for 10% or more of total Company sales in fiscal 2022. For fiscal year 2021, no individual customer accounted for 10% or more of total Company sales.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

NEW ACCOUNTING PRONOUNCEMENTS:   In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies accounting for income taxes by revising or clarifying existing guidance in ASC 740, as well as removing certain exceptions within ASC 740. We adopted this guidance on April 1, 2021. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

2. EQUITY COMPENSATION PLANS AND CAPITAL STOCK

The Company maintains the Friedman Industries, Incorporated 2016 Restricted Stock Plan (the “Plan”). The Plan is administered by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) and continues indefinitely until terminated by the Board or until all shares allowed by the Plan have been awarded and earned. The aggregate number of shares of the Company’s Common Stock eligible for award under the Plan is 500,000 shares. Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the employees, directors or consultants to whom awards will be granted and shall determine the amount and applicable restrictions of each award. Restricted awards entitle recipients to vote and receive non-forfeitable dividends during the restriction period. Because dividends are non-forfeitable, they are reflected in retained earnings. Forfeitures are accounted for upon their occurrence. Because the Company accounts for forfeitures as they occur, the non-forfeitable dividends are reclassified from retained earnings to additional stock compensation for the actual forfeitures that occurred.

The following table summarizes the activity related to restricted stock units ("RSUs") for the two years ended March 31, 2022:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2020	270,000	$6.37
Granted	89,625 (1)	5.64
Vested	(20,000)	8.23
Unvested at March 31, 2021	339,625	$6.07
Granted	10,190	12.56
Vested	(210,292)	6.46
Unvested at March 31, 2022	139,523	$5.96

(1) 50,000 shares were issued out of treasury stock

We measure compensation expense for RSUs at the market price of our common stock as of the grant date. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of $449,089 and $527,671 in fiscal 2022 and fiscal 2021, respectively, relating to the RSUs issued under the Plan.

At  March 31, 2022 and 2021 unrecognized compensation expense related to unvested RSUs was approximately $546,000 and $867,000, respectively, which is expected to be recognized over a weighted average period of approximately 2.2 years and 2.7 years, respectively.

As of March 31, 2022, a total of 130,185 shares were still available to be issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2022 or March 31, 2021.

Effective June 25, 2020, our Board of Directors authorized the repurchase, for retirement, of up to 1,062,067 shares of our common stock in open-market transactions or otherwise.

For the fiscal year ended March 31, 2021, we repurchased 253,220 shares of our common stock for cash of approximately $1.7 million. Additionally, the Company acquired 6,312 shares as employee withholding taxes paid on vested restricted stock.

3.   DEBT

In April 2020, the Company received a $1,690,385 loan (the “PPP Loan”) from JPMorgan Chase Bank, N.A. (the “Bank”), under the Paycheck Protection Program, which was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), as modified by the Paycheck Protection Flexibility Act of 2020 (the “PPP Flexibility Act”). Pursuant to the terms of the CARES Act, the PPP Loan was eligible for forgiveness by the Small Business Administration ("SBA"), if and to the extent that the Company satisfied certain requirements. The term of the PPP Loan was two years from the funding date of the PPP Loan. The interest rate on the PPP Loan was 0.98%. Under the terms of the PPP Loan, interest accrued from the funding date of the PPP Loan but payment of both principal and interest was initially deferred for six months and then deferred further while forgiveness was considered. At March 31, 2021, the principal balance of the loan and accrued interest payable were recorded as liabilities on the Company’s Consolidated Balance Sheet. The Company submitted an application for forgiveness of the PPP Loan on April 21, 2021 and received notification on June 22, 2021 that full forgiveness of the loan was authorized by the SBA. The gain of $1,706,614 from this extinguishment of debt included both principal and interest and is recorded as a component of "Other income (loss), net" on the Company's Consolidated Statement of Operations for fiscal 2022.

On March 8, 2021, the Company entered into a Credit Agreement providing for a $10 million revolving line of credit facility (the "Interim Credit Facility) with JPMorgan Chase Bank, N.A. (the "Bank"). The term of the Interim Credit Facility had an expiration date of July 15, 2021 because the Company was evaluating options for longer term credit arrangements. On April 12, 2021, the Company executed a first amendment to the Interim Credit Facility that increased the size of the facility from $10 million to $20 million. On May 19, 2021, the Company entered into an Amended and Restated Credit Agreement ("ABL Facility") with the Bank that amends and restates the Interim Credit Facility and provides for asset-based revolving loans in an aggregate principal amount up to $40 million. On March 11, 2022, the Company executed a first amendment to the ABL Facility which increased the size of the facility from $40 million to $75 million. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowing on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 85% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a financial covenant restricting the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $10 million, in minimum increments of $5 million. At March 31, 2022, the Company had a balance of $18,436,457 under the ABL Facility with an applicable interest rate of 2.72%. At March 31, 2022, the Company's borrowing base calculation provided access to approximately $68.4 million of the ABL Facility and the Company was in compliance with all covenants related to the ABL Facility. The ABL Facility was amended subsequent to fiscal year-end with additional information about the amendments located in Note 15.

4.   LEASES

The Company’s lease of its office space in Longview, Texas is the only operating lease included in the Company's right-of-use ("ROU") asset and lease liability. The lease calls for monthly rent payments of $4,878 and expires on April 30, 2024. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of $518,616 and a monthly payment of $9,074.

The components of expense related to leases were as follows for the twelve months ended March 31, 2022 and March 31, 2021,

	Twelve Months	Twelve Months
	Ended March 31,	Ended March 31,
	2022	2021
Finance lease – amortization of ROU asset	$102,689	$100,728
Finance lease – interest on lease liability	6,202	8,164
Operating lease expense	58,536	56,286
	$167,427	$165,178

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$113,168	$4,850	Other assets
Finance lease right-of-use asset	455,948	481,880	Property, plant & equipment
Total right-of-use assets	$569,116	$486,730

Liabilities
Operating lease liability, current	$52,270	$4,850	Accrued expenses
Finance lease liability, current	104,689	102,689	Current portion of finance lease
Operating lease liability, non-current	60,898	—	Other non-current liabilities
Finance lease liability, non-current	160,869	265,557	Other non-current liabilities
Total lease liabilities	$378,726	$373,096

As of March 31, 2022, the weighted-average remaining lease term was 2.1 years for operating leases and 2.5 years for finance leases. The weighted average discount rate was 7% for operating leases and 1.9% for finance leases.

Maturities of lease liabilities as of March 31, 2022were as follows:

	Operating	Finance
	Leases	Leases
Fiscal 2023	58,536	108,892
Fiscal 2024	58,536	108,892
Fiscal 2025	4,878	54,445
Fiscal 2026	—	—
Fiscal 2027	—	—
Total undiscounted lease payments	$121,950	$272,229
Less: imputed interest	(8,782)	(6,671)
Present value of lease liability	$113,168	$265,558

5.   PROPERTY, PLANT AND EQUIPMENT

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility is on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill in Sinton, Texas. The Company's new location consists of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement with an annual rental payment of $1. The Company contracted Red Bud Industries to build a stretcher leveler cut-to-length line for the facility that is capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the equipment commissioning to occur during August 2022 and September 2022 and then expects expanded production levels beginning in October 2022. The total cost of the project is estimated to be $21 million. At March 31, 2022, the Company's construction in process related to the Sinton project was $15,925,306 consisting of $7,843,782 in cash payments and $8,081,524 of accrued capital expenditures.

During the twelve months ended March 31, 2022, the Company wrote off fully depreciated fixed assets that were no longer in use with an original cost and accumulated depreciation of approximately $2,060,226. During the twelve months ended March 31, 2022, the Company disposed of equipment that was removed from its Decatur facility and received $160,542 in proceeds from the disposal of the equipment which had an original cost of $3,604,209 and accumulated depreciation of $3,447,465.

Depreciation Expense was $1,320,434 and $1,012,917 for fiscal 2022 and fiscal 2021, respectively.

6.   DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, we expect to utilize derivative financial instruments to minimize our exposure to commodity price risk that is inherent in our business. At the time derivative contracts are entered into, we assess whether the nature of the instrument qualifies for hedge accounting treatment according to the requirements of ASC 815 – Derivatives and Hedging (“ASC 815”). By using derivatives, the Company is exposed to credit and market risk. The Company’s exposure to credit risk includes the counterparty’s failure to fulfill its performance obligations under the terms of the derivative contract. The Company attempts to minimize its credit risk by entering into transactions with high quality counterparties, and uses exchange-traded derivatives when available. Market risk is the risk that the value of the financial instrument might be adversely affected by a change in commodity prices. The Company manages market risk by continually monitoring exposure within its risk management strategy and portfolio. For those transactions designated as hedging instruments, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows or fair value of hedged items.

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

If it is determined that hedged transactions associated with cash flow hedges are no longer probable of occurring, the gain or loss associated with the instrument is recognized immediately into earnings.

From time to time, we may have derivative financial instruments for which we do not elect hedge accounting.

The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sale exclusion provided in ASC 815.

During fiscal 2022 and fiscal 2021, the Company entered into hot-rolled coil futures contracts which were designated as hedging instruments and classified as cash flow hedges, either as hedges of variable purchase prices or as hedges of variable sales prices. Accordingly, realized and unrealized gains and losses associated with the instruments are reported as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. During fiscal 2022 and fiscal 2021, some of the Company's cash flow hedges were closed prior to expiration but the hedged transactions were still expected to occur as originally forecasted resulting in the realized gain or loss being deferred in other comprehensive income until the hedged transactions occur and affect earnings. At September 30, 2021, the Company removed some derivative instruments from hedge accounting due to the hedged transactions no longer being expected to occur. This was the result of the Company reducing its forecasted sales for the quarter ending December 31, 2021 due to anticipated customer reaction to a historic increase in steel prices reaching its peak and then starting to decline. Since these hedged sales were no longer expected to occur, a loss of $9,930,720 associated with these instruments was immediately recognized into earnings for the September 30, 2021 quarter and reported as a component of “Other income (loss), net”. During fiscal 2022 and fiscal 2021, the Company also entered into hot-rolled coil futures contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2022:

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives designated as cash flow hedges:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts hedging sales			Current portion of derivative liability	$8,905,500

Derivatives not designated as hedging instruments:
Hot-rolled coil steel contracts	Current portion of derivative assets	$4,240,740	Current portion of derivative liability	$5,524,020

All derivatives are presented on a gross basis on the Consolidated Balance Sheet.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2021:

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives designated as cash flow hedges:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts hedging purchases	Current portion of derivative assets	$530,640
Hot-rolled coil steel contracts hedging sales	Current portion of derivative assets	$91,760	Current portion of derivative liability	$7,890,700
Hot-rolled coil steel contracts hedging sales			Other non-current liabilities	$50,420

Derivatives not designated as hedging instruments:
Hot-rolled coil steel contracts			Current portion of derivative liability	$88,680

All derivatives are presented on a gross basis on the Consolidated Balance Sheet.

At March 31, 2022, the Company reported $933,200 in "Other current assets" on its Consolidated Balance Sheet related to futures contracts for the month of March 2022 that had reached expiration but were pending cash settlement. At March 31, 2021, the Company reported $501,360 in "Accounts payable and accrued expenses" on its Consolidated Balance Sheet related to futures contracts for the month of March 2021 that had reached expiration but were pending cash settlement.

The notional amounts (quantities) of our cash flow hedges outstanding at March 31, 2022 consisted of  24,880 tons hedging sales with maturity dates ranging from April 2022 to September 2022.

The following table summarizes the pre-tax gain (loss) recognized in other comprehensive income and the gain (loss) reclassified from accumulated other comprehensive income into earnings for derivative financial instruments designated as cash flow hedges for the twelve months ended March 31, 2022 and 2021:

			Pre- Tax Gain
	Pre-Tax Gain	Location of Gain (Loss)	(Loss) Reclassified
	(Loss)	Reclassified from	from AOCI
	Recognized in OCI	AOCI into Net Earnings	into Net Earnings

For the twelve months ended March 31, 2022
Hot-rolled coil steel contracts	$(19,907,820)	Sales	$(31,752,920)
		Costs of goods sold	10,632,900
Total	$(19,907,820)		$(21,120,020)

For the twelve months ended March 31, 2021
Hot-rolled coil steel contracts	$(14,751,900)	Costs of goods sold	$6,414,500
Total	$(14,751,900)		$6,414,500

The estimated amount of losses recognized in AOCI at March 31, 2022 expected to be reclassified into net earnings within the succeeding twelve months is $13,539,700. This amount consists of $5,500,620 in realized losses associated with closed hedges and $8,039,080 associated with open hedges that was computed using the fair value of the cash flow hedges as of March 31, 2022 and is subject to change before actual reclassification from AOCI to net earnings.

The following table summarizes the loss recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2022:

		Loss Recognized in Earnings
	Location of Loss	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2022
Hot-rolled coil steel contracts	Other income (loss), net	$(11,636,120)

The following table summarizes the loss recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2021:

		Loss Recognized in Earnings
	Location of Loss	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2021
Hot-rolled coil steel contracts	Other income (loss), net	(515,160)

The notional amount (quantity) of our derivative instruments not designated as hedging instruments at March 31, 2022 consisted of 14,640 tons of long positions with maturity dates ranging from April 2022 to December 2022 and 13,920 tons of short positions with maturity dates ranging from May 2022 to February 2023.

The following tables reflect the change in accumulated other comprehensive loss, net of tax, for the periods presented:

Gain (Loss) on
Derivatives
Balance at March 31, 2021	$(11,187,841)
Other comprehensive loss, net of income, before reclassification	(15,098,091)
Total loss reclassified from AOCI (1)	16,017,423
Net current period other comprehensive income	919,332
Balance at March 31, 2022	$(10,268,509)

(1) The loss reclassified from AOCI is presented net of taxes of $5,102,597 which are included in provision for (benefit from) income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2022.

Gain (Loss) on
Derivatives
Balance at March 31, 2020	$—
Other comprehensive loss, net of income, before reclassification	(6,323,084)
Total gain reclassified from AOCI (1)	(4,864,757)
Net current period other comprehensive loss	(11,187,841)
Balance at March 31, 2021	$(11,187,841)

(1) The gain reclassified from AOCI is presented net of taxes of $1,549,743 which are included in provision for (benefit from) income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2021.

At March 31, 2022 and March 31, 2021, cash of $13,523,416 and $12,001,485, respectively, was held by our clearing agent to collateralize our open derivative positions. These cash requirements are included in "Other current assets" on the Company's Consolidated Balance Sheet at March 31, 2022 and March 31, 2021.

7.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At March 31, 2022, our financial liabilities, net, measured at fair value on a recurring basis were as follows:

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(10,188,780)	$—	$—	$(10,188,780)
Total	$(10,188,780)	$—	$—	$(10,188,780)

At  March 31, 2021, our financial liabilities, net, measured at fair value on a recurring basis were as follows:

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(7,407,400)	$—	$—	$(7,407,000)
Total	$(7,407,400)	$—	$—	$(7,407,000)

At March 31, 2022 and March 31, 2021, the Company did not have any fair value measurements on a non-recurring basis.

8.   EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information:

	Year Ended March 31,
	2022	2021
Numerator (basic and diluted)
Net earnings	$14,066,322	$11,424,475
Less: Allocation to unvested restricted stock units	543,054	492,462
Net earnings attributable to common shareholders	13,523,268	10,932,013

Denominator (basic and diluted)
Weighted average common shares outstanding	6,623,769	6,703,654

9.   INCOME TAXES

Components of tax expense (benefit) are as follows:

	Year Ended March 31,
	2022	2021
Federal
Current	$3,881,166	$1,904,797
Deferred	(478,918)	1,100,368
	3,402,248	3,005,165
State
Current	944,809	554,212
Deferred	(82,821)	238,121
	861,988	792,333
Total	$4,264,236	$3,797,498

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31,
	2022	2021
Income tax expense at U.S. federal statutory rate	21.0%	21.0%
Current year state and local income taxes net of federal income tax benefit	3.7	4.1
Other	(1.4)	(0.1)
Provision for income taxes	23.3%	25.0%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2019 through March 31, 2021. State and local returns may be subject to examination for fiscal years ended March 31, 2018 through March 31, 2021.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

	March 31,
	2022	2021
Deferred tax liabilities:
Depreciation	$(1,788,033)	$(1,945,788)
LIFO to average cost Section 481(a) adjustment	—	(301,110)
Total deferred tax liabilities	(1,788,033)	(2,246,898)
Deferred tax assets:
Unrealized derivative loss - OCI	3,271,192	3,564,059
Inventory capitalization	98,227	63,468
Postretirement benefits other than pensions	28,893	26,240
Restricted stock compensation	69,122	328,434
Unrealized loss - mark to market derivatives	388,213	94,306
Other	65,681	34,815
Total deferred tax assets	3,921,328	4,111,322
Net deferred tax asset	$2,133,295	$1,864,424

10.   OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the tax effects on each component of Other Comprehensive Income (Loss) for the periods presented:

	Twelve Months Ended March 31, 2022
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$1,212,200	$(292,868)	$919,332
Other comprehensive income	$1,212,200	$(292,868)	$919,332

	Twelve Months Ended March 31, 2021
	Before-Tax	Tax Benefit	Net-of-Tax

Cash flow hedges	$(14,751,900)	$3,564,059	$(11,187,841)
Other comprehensive loss	$(14,751,900)	$3,564,059	$(11,187,841)

11.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were $200,000 for the year ended March 31, 2022 and $200,000 for the year ended March 31, 2021. Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed six months of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $96,500 and $49,500 for the years ended  March 31, 2022 and 2021, respectively.

12.   RELATED PARTY TRANSACTIONS

The Company has engaged Metal Edge Partners, LLC (“Metal Edge”) to provide services that include strategic advisory services, risk management services, procurement advisory services, steel market analytics and macro-economic analytics. Tim Stevenson serves as a member of our Board of Directors and serves as Chief Executive Officer of Metal Edge. For the fiscal year ended  March 31, 2021, we paid Metal Edge $144,000 related to these services. Our agreement with Metal Edge may be terminated by either party, without cause, upon ninety days prior written notice. The Company did not have any related party transactions during fiscal year ended March 31, 2022 that exceeded the $120,000 disclosure threshold.

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

	Year Ended March 31,
	2022	2021
NET SALES:
Coil	$230,438,149	$95,264,555
Tubular	54,796,603	30,837,978
TOTAL NET SALES	$285,234,752	$126,102,533
OPERATING PROFIT:
Coil	$31,790,710	$16,466,713
Tubular	2,423,655	2,923,399
TOTAL OPERATING PROFIT	34,214,365	19,390,112
General corporate expenses	(5,694,453)	(3,640,098)
Interest expense	(255,320)	(24,619)
Other income (loss), net	(9,934,034)	(503,422)
TOTAL EARNINGS BEFORE INCOME TAXES	$18,330,558	$15,221,973
IDENTIFIABLE ASSETS:
Coil	$115,232,245	$56,670,109
Tubular	24,016,816	17,883,612
	139,249,061	74,553,721
General corporate assets	20,026,009	20,455,088
TOTAL ASSETS	$159,275,070	$95,008,809
DEPRECIATION:
Coil	$974,119	$653,708
Tubular	330,652	346,135
Corporate and other	15,663	13,074
	$1,320,434	$1,012,917
CAPITAL EXPENDITURES:
Coil	$8,005,370	$4,505,589
Tubular	20,709	78,061
Corporate and other	38,520	25,967
	$8,064,599	$4,609,617

Operating profit is total net sales less operating expenses, excluding general corporate expenses, interest expense and interest and other income (loss). General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. Other income (loss) for fiscal 2022 consisted primarily of a loss of $11,636,120 on derivative instruments not designated for hedge accounting partially offset by a $1,706,614 gain associated with the forgiveness of the Company's Paycheck Protection Program loan. Other income (loss) for fiscal 2021 consisted primarily of a $515,160 loss related to derivatives not designated for hedge accounting. At March 31, 2022 and March 31, 2021, corporate assets consisted primarily of cash, restricted cash, net deferred tax asset, income taxes recoverable and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

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

The Company has two reportable segments: Coil and Tubular. Coil primarily generates revenue from cutting to length hot-rolled steel coils. Coil segment revenue consists of three main product types: Prime Coil, Non-Standard Coil and Customer Owned Coil. Tubular primarily generates revenue from the manufacture, distribution and processing of steel pipe. Tubular segment revenue consists of three main product or service types: Manufactured Pipe, Mill Reject Pipe and Pipe Finishing Services. The Company did not generate any revenue from pipe finishing services in the fiscal years ended  March 31, 2022 and March 31, 2021. The pipe finishing facility is currently idled. The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended  March 31, 2022 and 2021, respectively:

	Fiscal Year Ended March 31,
	2022	2021
Coil Segment:
Prime Coil	$219,483,437	$85,933,199
Non-standard Coil	9,596,821	8,414,060
Customer Owned Coil	1,357,891	917,296
	$230,438,149	$95,264,555
Tubular Segment:
Manufactured Pipe	$44,484,652	$25,554,333
Mill Reject Pipe	10,311,951	5,283,645
	$54,796,603	$30,837,978

15.   SUBSEQUENT EVENTS

On April 26, 2022, the Company entered into a definitive agreement with Plateplus Inc. (“Plateplus”) whereby the Company acquired the real estate, buildings, equipment, inventory, and other assets of Plateplus’ East Chicago, IN and Granite City, IL facilities and certain steel inventory and client relationships at Plateplus’ Loudon, TN and Houston, TX facilities (the “Acquisition”). The addition of the East Chicago and Granite City locations to the Company's coil segment expands the Company's competitive footprint. Plateplus' relationships that were historically serviced out of Plateplus' Loudon and Houston locations will be transitioned to Friedman’s facilities in Decatur, AL and Sinton, TX, respectively, providing immediate and meaningful operating efficiencies and cost synergies.  The Acquisition closed effective as of midnight on April 30, 2022. Under the terms of the agreement, the Company acquired the assets for approximately $63.8 million in cash and 516,041 shares of the Company’s common stock. All of the $63.8 million cash portion was financed by the Company's ABL facility. The Company's accounting and purchase price allocation for the acquisition is not yet complete. The final purchase price is subject to adjustment based on final net working capital levels. The shares issued to Plateplus in connection with the Acquisition are subject to a six-month lock-up period during which period the shares will be subject to certain restrictions on transfer.

The Company financed the transaction through the expansion of its existing $75 million asset-based lending facility provided by JPMorgan Chase Bank to $150 million. On April 29, 2022, the Company entered into a Second Amendment to the ABL Facility. The Second Amendment amends the ABL facility in order to increase the asset-based revolving loans available thereunder from an aggregate principal amount of up to $75 million to an aggregate principal amount of up to $150 million. Subject to the conditions set forth in the ABL Facility (as amended by the Second Amendment), the ABL Facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. The Second Amendment also changed the interest rate applicable to floating rate borrowings from the prime rate to the prime rate minus 1%, increased the account receivable borrowing base component from 85% of eligible accounts receivable to 90% of eligible accounts receivable, and added covenant trigger provisions whereby the fixed charge coverage ratio covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million.

On July 6, 2022, the Company entered into a Third Amendment to the ABL Facility. The Third Amendment amends the ABL Facility in order to provide for the syndication of the asset-based revolving loans available thereunder with BMO Harris Bank, N.A.  The Third Amendment also amends provisions of the ABL Facility authorizing the Agent to make protective advances under the ABL Facility and adds a covenant requiring each of the Company and its subsidiaries to maintain the Agent as its principal depository bank.  In connection with the Third Amendment, the Company also entered into a new Revolving Note payable to BMO Harris Bank, N.A. in a principal amount of up to $50 million.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FRIEDMAN INDUSTRIES, INCORPORATED

Description	Balance at
	Beginning			Balance at
	of Period	Additions (A)	Deductions (B)	End of Period
Year ended March 31, 2022
Allowance for doubtful accounts receivable (deducted from related asset account)	$17,834	$66,985	$—	$84,819
Year ended March 31, 2021
Allowance for doubtful accounts receivable (deducted from related asset account)	$67,417	$—	$(49,583)	$17,834

(A)	Additions consist of charges to bad debt expense of $66,985 and $0 during fiscal years 2022 and 2021, respectively.
(B)	Deductions consist of accounts receivable written off of $0 and $49,583 during fiscal years 2022 and 2021, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 2, 2022 expressed an adverse opinion on the Company’s internal control over financial reporting due to material weaknesses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MOSS ADAMS LLP

Houston, Texas

August 2, 2022

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on Internal Control over Financial Reporting

We have audited Friedman Industries, Incorporated and subsidiary  (the “Company”) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of Friedman Industries, Incorporated and subsidiary as of March 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”) and our report dated August 2, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment in Management's Report on Internal Control over Financial Reporting:

Ineffective control activities to support the financial reporting process.

The Company did not design and implement appropriate control activities necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements.  Specifically:

●

The Company did not design relevant control activities necessary to address all identified risks of material misstatement.  Additionally, in certain cases, controls were designed and implemented without a sufficient period of time remaining to evidence operating effectiveness.

●	The Company did not design and implement control activities to ensure completeness and accuracy of the data and reports used in performance of controls.

●	Management review controls were not designed to operate at a level of precision sufficient to identify all potential material errors.

●	Certain controls were not executed as designed or were performed without sufficient documentation supporting the execution of the controls.

●	There is inadequate segregation of duties for certain transaction cycles.

We considered the material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s consolidated financial statements as of and for the year ended March 31, 2022, and our opinion on such consolidated financial statements was not affected.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MOSS ADAMS LLP

Houston, Texas

August 2, 2022

We have served as the Company’s auditor since 2017.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of March 31, 2022, we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the design and effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report that our disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting as discussed in Management's Report on Internal Control over Financial Reporting provided below.

Notwithstanding the material weaknesses described in Management's Report on Internal Control Over Financial Reporting, our management has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective at March 31, 2022 because of the material weaknesses described below.

Based on the COSO criteria, management identified control deficiencies that constitute material weaknesses. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified:

Material weaknesses related to financial closing and reporting process

During its assessment of internal control over financial reporting, management concluded that the Company did not design and implement appropriate control activities necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements.  In certain cases, controls were designed and implemented late in the fiscal year, thus did not have sufficient time to evidence their operating effectiveness. Certain management review controls were not designed to operate at an appropriate level of precision to detect potential material errors. In addition, for certain controls, segregation of duties was not adequate. For a number of controls, documentation of completeness and accuracy of key reports was not adequately maintained as well as support for evidence of performance was insufficient. Management also identified instances of certain controls missing that would be necessary to address risks of material misstatement in some transaction cycles.

Plan for Remediation

The Company will continue to engage third party consultants to assist the Company with further evaluation, design, precision and documentation supporting execution of its internal controls over financial reporting. The Company has determined that the number of accounting personnel and the limited utilization of information technology in its control structure are the primary contributing factors to the material weaknesses identified. As a part of the transaction with Plateplus, the Company expects to have eight additional accounting personnel convert from Plateplus employment to Friedman employment in the September 2022 to October 2022 timeframe. Additionally, as part of the Plateplus transaction, the Company expects to transfer the enterprise resource planning (“ERP”) system that was in place at Plateplus to Friedman at the end of August 2022. The Company will then work to integrate all of its operations into the transferred ERP system. The Company expects the additional accounting personnel to allow for improved segregation of duties and consistent execution of controls. The Company expects the new ERP system to allow for many of the Company’s current manual controls and missing controls to be performed by the design and capabilities of the ERP system rather than relying on manual human execution.

Attestation Report of the Registered Public Accounting Firm

The Company’s registered public accounting firm’s attestation report on our internal control over financial reporting is set forth on page 26 of  this Annual Report to Shareholders for the Fiscal year ended March 31, 2022.

Changes in Internal Control over Financial Reporting

Except for the matters discussed above, there were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments: coil products and tubular products.

 The coil product segment consists of the operation of two hot-rolled coil processing facilities; one in Hickman, Arkansas (“Hickman”) and the other in Decatur, Alabama (“Decatur”). The Hickman facility operates a temper mill and a cut-to-length line and the Decatur facility operates a stretcher leveler cut-to-length line. The equipment at both facilities improves the flatness and surface qualities of the coils and cuts the coils into sheet and plate of prescribed lengths. The Hickman facility is capable of cutting sheet and plate with thicknesses ranging from 14 gauge to ½” thick in widths ranging from 36” wide to 72” wide. The Decatur facility is capable of cutting sheet and plate with thicknesses ranging from 14 guage to ½” thick in widths ranging from 36" wide to 96" wide. The coil product segment sells its prime grade inventory under the Friedman Industries name but also maintains an inventory of non-standard coil products, consisting primarily of mill secondary and excess prime coils, which are sold through the Company’s XSCP division. The coil product segment also processes customer-owned coils on a fee basis.

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that will be part of the coil product segment. The new facility is on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill in Sinton, Texas. The Company's new location consists of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement. The Company contracted with Red Bud Industries to build one of the world’s largest stretcher leveler cut-to-length lines, capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company expects the equipment commissioning to occur during August 2022 and September 2022 and then expects expanded production levels beginning in October 2022. The total cost of the project is estimated to be $21 million. At March 31, 2022, the Company's construction in process related to the Sinton project was $15,925,306 consisting of $7,843,782 in cash payments and $8,081,524 of accrued capital expenditures. The Company expects to fund the remainder of the Sinton capital expenditure through a combination of cash generated from operations and funds drawn under the ABL Facility. After an initial ramp up period, the Company expects the facility’s annual shipments could be in the range of 110,000 tons to 140,000 tons for fiscal 2024.

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”)
licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility capable of applying threads and couplings to oil country tubular goods and performing other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled. TTP’s inventory consists of raw materials and finished goods. Raw material inventory consists of hot-rolled steel coils that TTP will manufacture into pipe. Finished goods inventory consists of pipe TTP has manufactured and new mill reject pipe that TTP purchased from U.S. Steel Tubular Products, Inc.

RESULTS OF OPERATIONS

Year ended March 31, 2022 compared to year ended March 31, 2021

During the year ended March 31, 2022 ("fiscal 2022"), sales, costs of goods sold and gross profit increased $159,132,219, $141,730,139 and $17,402,080, respectively, from the comparable amounts recorded during the year ended March 31, 2021 (“fiscal 2021”). The increase in sales was related to both an increase in sales volume and an increase in the average selling price. Sales volume increased from approximately 173,000 tons in fiscal 2021 to approximately 200,000 tons in fiscal 2022. Discussion of the changes in sales volume and average selling price is expanded upon at the segment level in the following paragraphs. Gross profit as a percentage of sales decreased from approximately 18.7% in fiscal 2021 to approximately 14.4% in fiscal 2022. Gross profit for fiscal 2022 included $21,120,020 in recognized losses related to hedging activities while gross profit for fiscal 2021 included $6,414,500 in recognized gains related to hedging activities. Excluding the recognized hedging gains and losses, gross profit related to physical material as a percentage of sales was approximately 19.6% for fiscal 2022 compared to approximately 13.6% for fiscal 2021.

Our operating results are significantly impacted by the market price of hot-rolled steel coil. The Company experienced significant volatility in steel price during both fiscal 2022 and fiscal 2021. The start of fiscal 2021 coincided with the COVID-19 virus starting to have a broad impact across the United States. From March 2020 to August 2020 steel prices declined approximately 25% in response to the initial impacts of COVID-19 on steel industry demand. In August 2020, steel prices began a historic run up, increasing approximately 350% through September 2021. From October 2021 through February 2022, steel prices declined approximately 50% until starting to increase in March 2022 in response to the Russian invasion of Ukraine.  With the volatility of steel prices, the Company saw periods of both expanding and contracting margins in fiscal 2022 and fiscal 2021. The overall results for both years is characterized by higher-than-average margins with fiscal 2022  being the most profitable year in Company history and fiscal 2021 being the third most profitable year.

Coil Segment

Coil product segment sales for fiscal 2022 totaled $230,438,149 compared to $95,264,555 for fiscal 2021. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any hedging related gains or losses that are captured in sales and any sales generated from processing of customer owned material. Coil segment sales for fiscal 2022 were reduced by $28,441,660 for the recognition of hedging related losses. Coil segment sales for fiscal 2021 were not impacted by any hedging related gains or losses. Sales generated from processing of customer owned material totaled $1,357,891 for fiscal 2022 compared to $917,296 for fiscal 2021. Sales generated from coil segment inventory, excluding the impact of any hedging related gains or losses, totaled $257,521,918 for fiscal 2022 compared to $94,347,259 for fiscal 2021. The increase in coil segment sales was driven by both an increase in sales volume and an increase in the average selling price of tons shipped from inventory. Inventory tons sold increased from approximately 130,500 tons in fiscal 2021 to approximately 152,000 tons in fiscal 2022. The average per ton selling price related to these shipments increased from approximately $722 per ton in fiscal 2021 to approximately $1,693 per ton in fiscal 2022. Coil segment operations recorded operating profits of approximately $31,791,000 and $16,467,000 in fiscal 2022 and fiscal 2021, respectively. Operating profit for fiscal 2022 includes net recognized losses on hedging activities of $18,032,080 while fiscal 2021 operating profit included recognized gains on hedging activities of $5,500,000.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2022 totaled $54,796,603 compared to $30,837,978 for fiscal 2021. Sales increased due to both an increase in the volume sold and an increase in the average selling price per ton. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any hedging related gains or losses that are captured in sales. Tubular segment sales for fiscal 2022 were reduced by $3,311,260 for the recognition of hedging related losses. Tubular segment sales for fiscal 2021 were not impacted by any hedging related gains or losses. Sales generated from tubular segment inventory, excluding the impact of any hedging related gains or losses, totaled $58,107,863 for fiscal 2022 compared to $30,837,978 for fiscal 2021. The average per ton selling price related to these shipments increased from approximately $730 per ton for fiscal 2021 to approximately $1,221 per ton for fiscal 2022. Tons sold increased from approximately 42,000 tons in fiscal 2021 to approximately 47,500 tons in fiscal 2022. Tubular segment operations recorded an operating profit of approximately $2,424,000 for fiscal 2022 compared to an operating profit of approximately $2,923,000 for fiscal 2021. Operating profit for fiscal 2022 includes net recognized losses on hedging activities of $3,087,940 while fiscal 2021 operating profit included recognized gains on hedging activities of $914,500.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which was our sole supplier of mill reject pipe. U.S. Steel's facility was idled as announced and the Company's receipts of mill reject pipe ceased in August 2020. At March 31, 2022, we had approximately 1,200 tons of mill reject inventory with substantially all of this material expected to sell in the following quarter. For the fiscal year ended March 31, 2022, sales of mill reject pipe totaled approximately $10,312,000 and accounted for approximately $3,824,000 of the tubular segment's operating profit for the period with approximately $1,280,000 of allocated operating, administrative and selling expenses included in the calculation of operating profit related to mill reject pipe. For the fiscal year ended March 31, 2021, sales of mill reject pipe totaled approximately $5,284,000 and accounted for approximately $1,313,000 of the tubular segment's operating profit for the period with approximately $802,000 of allocated operating, administrative and selling expenses included in the calculation of operating profit related to mill reject pipe. The Company is expanding its manufactured pipe sales to counteract the impact of mill reject sales ending in the near future.

General, Selling and Administrative Costs

During fiscal 2022, general, selling and administrative costs increased approximately $4,632,000 compared to fiscal 2021. This increase was related primarily to payroll and professional fees.

Other Income (Loss)

For fiscal 2022, the Company reported other loss of approximately $9,934,000. This loss consists primarily of a loss of approximately $11,636,000 on derivative instruments not designated for hedge accounting partially offset by a gain of approximately $1,707,000 associated with the forgiveness of the Company's Paycheck Protection Program loan. For fiscal 2021, the Company reported an other loss of approximately $503,500 which was the result of a loss of approximately $515,000 on derivative instruments not designated for hedge accounting partially offset by other income of approximately $11,500 for the increase in cash surrender value of life insurance policies the Company holds on its officers.

Income Taxes

Income taxes increased from a provision for fiscal 2021 of $3,797,498 to a provision for fiscal 2022 of $4,264,236. This increase was related primarily to the increased earnings before tax for fiscal 2022 compared to fiscal 2021.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 2.1 and 2.7 at March 31, 2022 and March 31, 2021, respectively. Working capital was $64,551,208 at March 31, 2022 and $48,462,364 at March 31, 2021.

During the year ended March 31, 2022, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Accounts receivable, inventories and accounts payable increased significantly due primarily to the significant increase in steel prices. Inventories and accounts payable also increased due to the Decatur facility's higher operating level post equipment replacement, the tubular segment's plans to expand manufactured pipe production and overall timing and volume of inventory shipments around fiscal year-end. The accounts payable balance also increased due to approximately $8,082,000 of accrued capital expenditures related to the Sinton facility construction. Cash decreased primarily from the Company's operating activities and from the purchase of property, plant and equipment partially offset by cash provided from the Company's credit facility. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In June 2021, the Small Business Administration authorized full forgiveness of the Company's Paycheck Protection Program loan.

On March 8, 2021, the Company entered into a Credit Agreement providing for a $10 million revolving line of credit facility (the "Interim Credit Facility) with JPMorgan Chase Bank, N.A. (the "Bank"). The term of the Interim Credit Facility had an expiration date of July 15, 2021 because the Company was evaluating options for longer term credit arrangements. On April 12, 2021, the Company executed a first amendment to the Interim Credit Facility that increased the size of the facility from $10 million to $20 million. On May 19, 2021, the Company entered into an Amended and Restated Credit Agreement ("ABL Facility") with the Bank that amends and restates the Interim Credit Facility and provided for asset-based revolving loans in an aggregate principal amount up to $40 million. On March 11, 2022, the Company executed a first amendment to the ABL Facility which increased the size of the facility from $40 million to $75 million. On April 29, 2022, the Company executed a second amendment to the ABL Facility which increased the size of the facility from $75 million to $150 million. On July 6, 2022, the Company executed a third amendment to the ABL Facility in order to provide for the syndication of the asset-based revolving loans available thereunder with BMO Harris Bank, N.A. ("BMO") and also entered into a new Revolving Note payable to BMO in a principal amount of up to $50 million. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowing on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. More details regarding the ABL Facility may be found in Note 15. As of the filing date of this Form 10-K, the Company had borrowings of approximately $75 million outstanding under the ABL Facility and the Company had full access to the ABL Facility.

The Company believes that its cash flows from operations and credit availability are adequate to fund its expected cash requirements for the next 12 months.

DERIVATIVE CONTRACTS

From time to time, the Company may use futures contracts to partially manage exposure to commodity price risk. The Company elects hedge accounting for some of its derivatives and classifies the transactions as either cash flow hedges or fair value hedges. The Company may also transact futures contracts where hedge accounting is not elected. For fiscal 2022, the Company recognized net losses of $21,120,020 related to derivatives designated for hedge accounting and classified as cash flow hedges and recognized losses of $11,636,120 related to derivatives not designated for hedge accounting. For fiscal 2021, the Company recognized gains of $6,414,500 related to derivatives designated for hedge accounting and classified as cash flow hedges and recognized losses of $515,160 related to derivatives not designated for hedge accounting. See Note 6 for further information related to the Company's derivative financial instruments.

OUTLOOK

On April 30, 2022, the Company acquired two coil processing facilities located in East Chicago, Indiana and Granite City, Illinois from Plateplus, Inc. ("Plateplus"). The facilities operate temper mills and cut-to-length lines and became part of the Company's coil segment. Additionally, the Company purchased all of the steel inventory from two other Plateplus locations in Loudon, Tennessee and Houston, Texas. Plateplus has provided us toll processing services of this inventory as we work to transition customer business that was typically handled in Loudon and Houston to our Decatur, Alabama and Sinton, Texas locations. We expect the transaction will be transformative for the future of the Company.

At the end of fiscal 2022 steel prices started increasing considerably after the Russian invasion of Ukraine. The increase in steel prices resulted in improved margins for the first quarter of fiscal 2023 compared to the fourth quarter of fiscal 2022. The Company expects the June 30, 2022 quarter to be one of the most profitable quarters in Company history due to the margin improvement and a substantial increase in sales volume after the Plateplus transaction. Sales volume for the first quarter of fiscal 2023 was approximately 104,500 tons compared to approximately 52,000 tons for the fourth quarter of fiscal 2022, a 100% increase.

As disclosed in Note 6, the estimated amount of hedging related losses recognized in accumulated other comprehensive income ("AOCI") and expected to be reclassified into net earnings within the succeeding twelve months was approximately $13.5 million at March 31, 2022. This amount consisted of approximately $5.5 million in realized losses associated with closed hedges and approximately $8 million associated with open hedges that was computed using the fair value of the hedge as of March 31, 2022 and subject to change before actual reclassification into earnings due to the positions being open. All of the open positions in AOCI at March 31, 2022 were short positions. During February 2022 and March 2022, hot-rolled coil futures traded up in a historic fashion in response to the Russian invasion of Ukraine resulting in the significant loss position on open hedges at March 31, 2022. Subsequent to March 2022, hot-rolled futures have traded down significantly resulting in substantial improvement to the fair value positions related to these open hedges. The $5.5 million realized loss is expected to be recognized as a $700,000 loss in the June 30, 2022 quarter, a $1.4 million loss in the September 30, 2022 quarter, a $2.3 million loss in the December 31, 2022 quarter and a $1.1 million loss in the March 31, 2023 quarter. The expectation for the June 30, 2022 quarter to be one of the most profitable quarters in Company history includes the anticipated hedging related impact for the quarter.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2022 and fiscal 2021, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING ESTIMATES

 The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates and judgements include forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory in relation to hedging activities and the fair value of the pipe finishing facility, when impaired. From time to time, the Company hedges forecasted purchases and sales and may designate those transactions for hedge accounting. If the original forecasts are subsequently reduced, it could result in the Company’s hedged positions exceeding revised forecasts, thus warranting immediate recognition in earnings of previously deferred hedge income or losses associated with excess hedges. A pattern of missed forecasts could call into question the Company’s ability to accurately predict forecasted transactions and the propriety of using hedge accounting in the future for similar forecasted transactions. To mitigate against the negative consequences of missing forecasts we have set an internal policy to designate hedging instruments for accounting purposes only up to 75% of forecasted sales or purchases. Determination of forecasted purchases of hot-rolled coil and forecasted sales of prime coil inventory and manufactured pipe inventory require the Company to make assumptions related to customer demand and the volume and timing of inventory purchases. If impairment indicators are present, the pipe-finishing facility impairment analysis requires assumptions related to future operations of the facility and estimates related to the replacement cost and value in exchange for the assets. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

	Year Ended March 31
					2018
	2022	2021	2020	2019	As Adjusted	2017*	2016*	2015*	2014*	2013*
Net sales	$285,234,752	$126,102,533	$142,102,324	$187,154,493	$121,157,278	$77,756,055	$81,631,382	$108,322,780	$116,149,022	$136,448,786
Net earnings (loss)	$14,066,322	$11,424,475	$(5,249,210)	$5,099,924	$3,934,101	$(2,678,684)	$294,000	$382,330	$1,712,926	$6,135,812
Current assets	$125,361,815	$77,534,635	$65,211,517	$74,456,207	$67,269,406	$45,432,836	$49,701,656	$50,117,355	$59,846,668	$64,283,557
Current liabilities	$60,810,607	$29,072,271	$9,645,359	$12,364,902	$11,030,635	$2,356,590	$2,865,750	$2,651,111	$7,770,689	$12,312,082
Working capital	$64,551,208	$48,462,364	$55,566,158	$62,091,305	$56,238,771	$43,076,246	$46,835,906	$47,466,244	$52,075,979	$51,971,475
Total assets	$159,275,070	$95,008,809	$77,344,088	$86,601,982	$81,653,307	$63,263,297	$66,890,397	$66,958,024	$72,284,399	$76,575,129
Stockholders’ equity	$79,686,648	$65,339,976	$66,865,367	$72,481,577	$68,575,450	$60,356,425	$63,239,047	$63,217,025	$63,310,656	$62,957,619
Net earnings (loss) as a percentage of Net sales	4.9	9.1	(3.7)	2.7	3.2	(3.4)	0.4	0.4	1.5	4.5
Weighted average number of common shares outstanding:
Basic	6,623,769	6,703,654	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444	6,799,444
Net earnings (loss) per share:
Basic	$2.04	$1.63	$(0.75)	$0.73	$0.56	$(0.39)	$0.04	$0.06	$0.25	$0.90
Cash dividends per common share	$0.08	$0.08	$0.10	$0.19	$0.05	$0.04	$0.04	$0.07	$0.20	$0.97

* The figures for fiscal years 2013 to 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2013 to 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2022.