Form 10-K, Exhibit 13
period 2023-03-31
FRIEDMAN INDUSTRIES INC
filed 2023-07-14
CIK 39092

EXHIBIT 13.1

FORM 10-K

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2023

2023

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
	Fiscal 2023	Fiscal 2022
Net sales	$547,542	$285,235
Net earnings	$21,344	$14,066
Net earnings per share (Basic)	$2.91	$2.04
Cash dividends per share	$0.08	$0.08
Stockholders’ equity	$115,432	$79,687
Working capital	$98,568	$64,551

TO OUR SHAREHOLDERS:

Fiscal year 2023 was a historic year for Friedman Industries, Inc. (the “Company”). The year started with the Company’s first acquisition in history when we purchased two steel coil processing facilities in East Chicago, Indiana and Granite City, Illinois. The quality of the equipment and products produced at these facilities is great and we welcomed an excellent group of operations, commercial and administrative employees to the Friedman team as part of the acquisition. The facilities were immediately accretive to the Company’s operating results and we expect the facilities to contribute meaningful value to the Company as we progress. In October 2022, our newly constructed facility in Sinton, Texas commenced operations. The Sinton facility takes our steel processing capabilities to the next level with one of the largest stretcher leveler cut-to-length lines in North America. As we continue to ramp up production at the Sinton facility, we remain excited by the potential for the facility. We concluded the year by capturing the most profitable year in Company history and more than doubling our annual sales volume.

Fiscal 2023 was another volatile year for hot-rolled coil (“HRC”). The year started with a sharp and abrupt increase in HRC price following the Russian invasion of Ukraine with prices reaching almost $1,500 per ton at the end of April 2022. From there, HRC prices declined approximately 60% until December 2022. From December 2022 to the end of fiscal 2023, HRC prices increased approximately 87% as domestic steel producers announced several rounds of price increases. I am proud of our team for navigating these challenging market conditions and maintaining profitability for each quarter of fiscal 2023 all while also integrating our newly acquired and newly constructed facilities into our overall business.

I have many memorable experiences during my 40 plus years in the steel industry but fiscal 2023 will stand out as a highlight. Our team successfully executed significant strategic initiatives which more than doubled the scale of our business.  Through the process we gained valuable experience in identifying, evaluating and executing growth opportunities. Our desire is to leverage this experience as we seek additional growth opportunities with the goal of providing long-term value for the Company and its shareholders.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 9:00 a.m. (Central Time) on Wednesday, September 13, 2023, in the offices of Norton Rose Fulbright US LLP, 1301 McKinney, 51st Floor, Houston, Texas 77010.

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

Jonathan Holcomb

Vice President of Sales — Coil Divisions and Vice President of Purchasing

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Paul Rottmann

Vice President of Operations — Coil Divisions

Steve Teeter

Vice President of Operations — Southeast Coil Divisions

Michael Thompson

Vice President and General Manager — Tubular Division

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

Equiniti Trust Company LLC

6201 15th Avenue

Brooklyn, NY 11219

* Information on our websites is expressly not incorporated by reference into this document.

DIRECTORS

Durga D. Agrawal

President, Piping Technology & Products, Inc. (pipe fabrication)

Houston, Texas

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Sandy Scott

Retired, formerly, Chief Executive Officer of Sprint Industrial Holdings (rental equipment and transportation company), currently serving on the boards of directors of Terra Nova Solutions, Rowland Inc., CEDA International, DWD International, LLC and Goodwill of Houston

Houston, Texas

Joel Spira

Private investor; formerly, Partner, Weinstein Spira & Company (accounting firm)

Houston, Texas

Tim Stevenson

Chief Executive Officer and Founder, Metal Edge Partners (metals price risk management and strategic advisory services)

Plymouth, Minnesota

Michael J. Taylor, Chairman of the Board

President and Chief Executive Officer of the Company

Houston, Texas

Sharon Taylor

Executive Vice President and Chief Financial Officer, Martin Midstream Partners L.P. and Martin Resource Management Corporation (terminalling, processing, transportation, storage and packaging services for petroleum products and by-products)

Kilgore, Texas

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: coil products and tubular products.

Coil Products

The coil product segment consists of the operation of five hot-rolled coil processing facilities located in Hickman, Arkansas; Decatur, Alabama; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas. The facilities in Granite City and East Chicago were acquired on April 30, 2022 from Plateplus, Inc ("Plateplus"). More information about the Plateplus transaction can be found in Note 2. The facility in Sinton is a newly constructed facility that commenced operations during October 2022. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The equipment at all locations improve the flatness and surface quality of the coils and cut the coils into sheet and plate of prescribed lengths. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 16 gauge to 1” thick in widths ranging from 36” wide to 96” wide. The vast majority of coil product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned coils on a fee basis.

The coil processing facilities are substantially similar with respect to products produced. The Company makes shipments of coil products based on which facility offers the desired product or, if the product is available at multiple facilities, based on other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis. Coil products are sold on a wholesale, rapid-delivery basis in competition with other processors of hot-rolled steel coils. Shipments are made via unaffiliated truckers or by rail.

The coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells coil products and processing services to approximately 520 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

Tubular Products

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility capable of applying threads and couplings to oil country tubular goods and performing other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled. All of the tubular segment's revenue is generated from sales of Company owned inventory.

The Company sells its tubular products nationally to approximately 95 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, coil and tubular products, is contained in Note 13 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2023		Fiscal 2022
	High	Low	High	Low
First Quarter	$10.51	$7.84	$15.63	$7.92
Second Quarter	11.36	6.74	14.36	11.11
Third Quarter	10.25	7.05	14.83	8.59
Fourth Quarter	13.38	9.56	12.00	7.37

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2023	Fiscal 2022
First Quarter	$0.02	$0.02
Second Quarter	0.02	0.02
Third Quarter	0.02	0.02
Fourth Quarter	0.02	0.02

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 28, 2023 was 170. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

ASSETS

	March 31,
	2023	2022
CURRENT ASSETS:
Cash	$2,992	$2,598
Accounts receivable, net of allowances for bad debts and cash discounts of $183 and $100 at March 31, 2023 and 2022, respectively	49,367	35,671
Inventories	86,246	67,946
Current portion of derivative assets	536	4,241
Other current assets	4,515	14,906
TOTAL CURRENT ASSETS	143,656	125,362
PROPERTY, PLANT AND EQUIPMENT:
Land	1,670	1,180
Buildings and yard improvements	28,550	8,582
Machinery and equipment	51,001	30,422
Construction in process	1,167	15,925
Less accumulated depreciation	(28,455)	(26,003)
	53,933	30,106
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	453	157
Operating lease right-of-use asset	1,270	113
Deferred income tax asset	—	2,133
Income taxes recoverable	—	1,404
TOTAL ASSETS	$199,312	$159,275

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2023	2022
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$36,847	$44,804
Income taxes payable	774	—
Dividends payable	148	137
Contribution to retirement plan	350	250
Employee compensation and related expenses	4,650	1,086
Current portion of financing lease	107	105
Current portion of derivative liability	2,212	14,429
TOTAL CURRENT LIABILITIES	45,088	60,811

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	96	119
DEFERRED INCOME TAX LIABILITY	4,357	—
OTHER NON-CURRENT LIABILITIES	1,222	222
ASSET BASED LENDING FACILITY	33,117	18,436
TOTAL LIABILITIES	83,880	79,588
COMMITMENTS AND CONTINGENCIES (SEE NOTE 12)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,868,716 shares and 8,344,975 shares at March 31, 2023 and 2022, respectively	8,869	8,345
Additional paid-in capital	35,005	30,442
Accumulated other comprehensive loss	(317)	(10,268)
Treasury stock at cost (1,493,128 shares and 1,488,966 shares at March 31, 2023 and 2022, respectively)	(7,778)	(7,741)
Retained earnings	79,653	58,909
TOTAL STOCKHOLDERS’ EQUITY	115,432	79,687
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$199,312	$159,275

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended March 31,
	2023	2022
Net sales	$547,542	$285,235
Costs and expenses:
Cost of products sold	504,457	244,248
Selling, general and administrative	22,011	12,467
	526,468	256,715
EARNINGS FROM OPERATIONS	21,074	28,520
Gain (loss) on economic hedges of risk	9,306	(11,636)
Interest expense	(2,218)	(255)
Other income	27	1,702
EARNINGS BEFORE INCOME TAXES	28,189	18,331
Provision for (benefit from) income taxes:
Current	3,519	4,826
Deferred	3,326	(561)
	6,845	4,265
NET EARNINGS	$21,344	$14,066
Net earnings per share:
Basic	$2.91	$2.04
Diluted	$2.91	$2.04

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended March 31,
	2023	2022
Net earnings	$21,344	$14,066
Other comprehensive income:
Cash flow hedges, net of tax	9,952	920
	9,952	920
Comprehensive income	$31,296	$14,986

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Accumulated
		Other
		Comprehensive	Additional
	Common	Income,	Paid-In	Treasury	Retained
	Stock	Net of Tax	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2021	$8,335	$(11,189)	$30,003	$(7,203)	$45,393	$65,339
Net earnings	—	—	—	—	14,066	14,066
Other comprehensive income	—	920	—	—	—	920
Grants of restricted stock	10	—	(10)	—	—	—
Paid in capital – restricted stock units	—	—	449	—	—	449
Repurchase of shares	—	—	—	(538)	—	(538)
Cash dividends ($0.08 per share)	—	—	—	—	(550)	(550)
BALANCE AT MARCH 31, 2022	$8,345	$(10,269)	$30,442	$(7,741)	$58,909	$79,686
Net earnings	—	—	—	—	21,344	21,344
Other comprehensive income	—	9,952	—	—	—	9,952
Grants of restricted stock	8	—	(8)	—	—	—
Paid in capital – restricted stock units	—	—	303	—	—	303
Shares issued - Plateplus business combination	516	—	4,268	—	—	4,784
Repurchase of shares	—	—	—	(37)	—	(37)
Cash dividends ($0.08 per share)	—	—	—	—	(600)	(600)
BALANCE AT MARCH 31, 2023	$8,869	$(317)	$35,005	$(7,778)	$79,653	$115,432

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands)

	Year Ended March 31,
	2023	2022
OPERATING ACTIVITIES
Net earnings	$21,344	$14,066
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation	2,526	1,320
Deferred taxes	3,326	(561)
Compensation expense for restricted stock	303	449
Change in post-retirement benefits	8	11
Loss recognized on open derivatives not designated for hedge accounting	459	1,217
Deferred realized gain on derivatives designated for hedge accounting	4,773	1,343
Forgiveness of Paycheck Protection Program Loan	—	(1,707)
Changes in operating assets and liabilities, net of amounts acquired in business combination:
Accounts receivable	(13,696)	(15,293)
Inventories	59,247	(31,930)
Federal income taxes recoverable	1,404	(1,404)
Other current assets	(1,363)	(123)
Accounts payable and accrued expenses	(18,875)	22,028
Income taxes payable	774	(1,455)
Employee compensation and related expenses	3,564	(1,558)
Contribution to retirement plan	100	200
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	63,894	(13,397)
INVESTING ACTIVITIES
Plateplus business combination	(71,720)	—
Purchase of property, plant and equipment	(16,454)	(8,065)
Proceeds from sale of assets	—	161
Increase in cash value of officers’ life insurance	(13)	(14)
NET CASH USED IN INVESTING ACTIVITIES	(88,187)	(7,918)
FINANCING ACTIVITIES
Debt issuance cost	(393)	—
Cash dividends paid	(589)	(551)
Cash paid for principal portion of finance lease	(105)	(103)
Cash paid for share repurchases	(37)	(538)
Asset based lending facility proceeds	14,681	18,437
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,557	17,245
DECREASE IN CASH AND RESTRICTED CASH	(10,736)	(4,070)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	16,122	20,192
CASH AND RESTRICTED CASH AT END OF YEAR	$5,386	$16,122

Cash and restricted cash at March 31, 2023 and 2022 included approximately $2.4 million and $13.5 million, respectively, of cash required to collateralize open derivative positions. These amounts are reported in "Other current assets" on the Company's consolidated balance sheets at March 31, 2023 and 2022.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

RECLASSIFICATIONS:   The consolidated financial statements for the previous fiscal year may include certain reclassifications to conform to the current presentation. To conform with the current year presentation, “Interest expense” on the consolidated statements of operations was moved below the calculation of "Earnings From Operations". To conform with the current year presentation, a loss of approximately $11.6 million reported in the prior year as a component of "Other income (loss)" on the consolidated statement of operations was moved to the line item "Gain (loss) on economic hedges of risk". These reclassifications had no impact on previously reported net earnings or stockholder's equity.

BUSINESS COMBINATIONS:    The results of a business acquired in a business combination are included in the Company’s financial statements from the date of acquisition. The Company allocates the purchase price to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Acquisition-related transaction costs are expensed in the period in which the costs are incurred. Please refer to Note 2 for additional discussion of the acquisition completed by the Company during the fiscal year ended March 31, 2023.

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was approximately $0.2 million and $0.1 million at March 31, 2023 and 2022, respectively.

INVENTORIES:    Inventories consist of prime coil, non-standard coil and tubular materials. Prime coil inventory consists primarily of raw materials, non-standard coil inventory consists primarily of raw materials and tubular inventory consists of both raw materials and finished goods. Cost for prime coil inventory is determined using the average cost method. Cost for non-standard coil inventory is determined using the specific identification method. Cost for tubular inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. The Company did not have any lower of cost or net realizable value adjustments during fiscal 2023 or fiscal 2022. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items.

The following is a summary of inventory by product group (in thousands):

	March 31,
	2023	2022
Prime coil inventory	$75,917	$50,482
Non-standard coil inventory	278	1,063
Tubular raw material	5,193	9,050
Tubular finished goods	4,858	7,351
	$86,246	$67,946

Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured.

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts to partially manage exposure to price risk. The Company elects hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. SeeNote 7 for further information about the Company's derivative instruments.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost except for assets acquired through business combination which are stated at their acquisition date fair value. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)	20 to 40
Machinery and equipment (in years)	10 to 35
Yard improvements (in years)	5 to 15
Loaders and other rolling stock (in years)	5 to 15

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. The Company did not identify any indicators of impairment during fiscal 2023 or fiscal 2022.

When property, plant and equipment is sold or otherwise disposed of, any gains or losses are reflected in income. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale.

Maintenance and repairs are expensed as incurred.

PAYCHECK PROTECTION PROGRAM LOAN:    During fiscal 2022, the Company was granted full forgiveness of a Paycheck Protection Program loan ("PPP Loan") it previously received under provisions of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The forgiven principal and accrued interest were recognized as a gain on extinguishment of debt of approximately $1.7 million and recorded in "Other income" on the Company's Statement of Operations for fiscal 2022.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was approximately $0.1 million and $0.1 million at March 31, 2023 and 2022, respectively.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are charged to cost of products sold.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $2.0 million and $0.2 million in fiscal 2023 and fiscal 2022, respectively. The Company paid income taxes of approximately $0.4 million in fiscal 2023 and paid income taxes of approximately $8.3 million, net of a tax refund of approximately $0.4 million, in fiscal 2022. At March 31, 2022, the "Construction in process" balance of approximately $15.9 million consisted of $8.1 million in accrued capital expenditures related to the Sinton facility for which cash outlay had not occurred. These cash outlays were made during fiscal 2023. During fiscal 2023, the Company issued 516,041 shares of common stock as part of the Plateplus business combination discussed in Note 2, resulting in non-cash investing activity of approximately $4.8 million. During fiscal 2023, there was a non-cash transaction of approximately $31,000 for the transfer of ownership of a life insurance policy maintained by the Company with respect to an officer from the Company to such officer upon his retirement.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates and judgements for the Company include determining the fair value of assets acquired and liabilities assumed in the business combination discussed in Note 2. The determination of fair value requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Actual results could differ from these estimates.

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

Coil segment sales to O'Neal Steel accounted for approximately 15% and 11% of total Company sales in fiscal 2023 and fiscal 2022, respectively. No other customers accounted for 10% or more of total Company sales for either fiscal year.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

2. BUSINESS COMBINATIONS

On April 30, 2022, (the “Acquisition Date”), the Company acquired certain assets and liabilities of Plateplus, Inc. (“Plateplus”), a wholly owned subsidiary of Metal One, Inc. (“Metal One” or “Seller”), whereby the Company acquired the real estate, buildings, equipment, inventory, and other assets of Plateplus’ East Chicago, IN and Granite City, IL facilities and certain steel inventory at Plateplus’ Loudon, TN and Houston, TX facilities (the “Transaction”). The East Chicago and Granite City facilities are steel coil processing facilities that produce the same type of products as the Company's facilities in Hickman, AR; Decatur, AL and  Sinton, TX. As a result of the Transaction, the Company expanded its footprint and distribution capabilities in the mid-western United States.

The Transaction resulted in the Company acquiring the assets noted above, for a total consideration of $76.5 million, of which $71.7 million was cash consideration and $4.8 million related to 516,041 shares of the Company's common stock issued to the Seller. The fair value of the 516,041 shares issued was determined based on the closing market price of the Company’s common stock on April 29, 2022, the last trading day prior to the Acquisition Date. At the Acquisition Date, the Transaction was funded with net borrowings of $64.0 million made under the Company's asset-based lending facility ("ABL Facility") provided by JPMorgan Chase Bank. An additional $7.9 million was funded by the ABL Facility during the quarter ended September 30, 2022 to pay the final net working capital adjustment.

The Transaction was accounted for using the acquisition method of accounting, in accordance with Topic 805, Business Combinations, whereby the consideration transferred and the acquired identifiable assets and liabilities assumed are recorded at their respective fair values. The excess of the consideration transferred over the fair values of these identifiable net assets is recorded as goodwill. The Transaction resulted in no residual goodwill.

Fair value of assets acquired and liabilities assumed (in thousands)
Inventory	$77,546
Property, plant and equipment	18,022
Operating lease right-of-use asset	1,237
Accounts payable	(19,065)
Operating lease liability	(1,237)
Total	$76,503

The following unaudited pro forma consolidated operating results (in thousands) give effect to the Transaction as if it had been completed as of April 1, 2021. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if the Transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Year Ended March 31,
	2023	2022
Net sales	$566,942	$535,895
Earnings from operations	$20,793	$17,862

Our consolidated statement of operations for fiscal 2023 includes net sales of approximately $237.6 million and earnings from operations of approximately $19.0 million attributable to the East Chicago and Granite City facilities acquired from Plateplus. At the Acquisition Date, the Company acquired the inventory on hand at Plateplus' Houston and Loudon facilities and also assumed inventory on order related to these locations. Plateplus provided toll processing services for this material for a period of time following the Acquisition Date with these services having concluded by August 31, 2022. In addition to the East Chicago and Granite City sales and earnings from operations, our consolidated statement of operations for fiscal 2023 includes net sales of approximately $43.4 million and earnings from operations of approximately $0.3 million attributable to sales of inventory from Houston and Loudon where the fixed assets were not acquired. For fiscal 2023, the Company recorded transaction specific costs of approximately $1.2 million as a component of "Selling, general and administrative" expenses on the consolidated statement of operations. Information about the debt issuance costs associated with the acquisition financing is provided in Note 4.

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

The following table summarizes the activity related to restricted stock units ("RSUs") for the two years ended March 31, 2023:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2021	339,625	$6.07
Granted	10,190	12.56
Vested	(210,292)	6.46
Unvested at March 31, 2022	139,523	$5.96
Granted	7,700	9.10
Vested	(46,857)	6.21
Unvested at March 31, 2023	100,366	$6.08

We measure compensation expense for RSUs at the market price of our common stock as of the grant date. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of approximately $0.3 million and $0.4 million in fiscal 2023 and fiscal 2022, respectively, relating to the RSUs issued under the Plan.

At  March 31, 2023 and 2022 unrecognized compensation expense related to unvested RSUs was approximately $0.3 million and $0.5 million, respectively, which is expected to be recognized over a weighted average period of approximately 1.4 years and 2.2 years, respectively.

As of March 31, 2023, a total of 122,485 shares were still available to be issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2023 or March 31, 2022.

Effective June 25, 2020, our Board of Directors authorized the repurchase, for retirement, of up to 1,062,067 shares of our common stock in open-market transactions or otherwise with the authorization expiring June 30, 2023. The Company did not repurchase any shares through the open market during fiscal 2023 or fiscal 2022 but did acquire 4,162 shares and 52,235 shares during fiscal 2023 and fiscal 2022, respectively, as employee withholding taxes paid on vested restricted stock.

4.   DEBT

On June 22, 2021, the Small Business Administration authorized full forgiveness of the Company's Paycheck Protection Program loan. The gain of approximately $1.7 million from this extinguishment of debt included both principal and interest and is recorded as a component of "Other income" on the Company's Consolidated Statement of Operations for fiscal 2022.

On March 8, 2021, the Company entered into a Credit Agreement providing for a $10 million revolving line of credit facility (the "Interim Credit Facility) with JPMorgan Chase Bank, N.A. (the "Bank"). The Interim Credit Facility had an expiration date of July 15, 2021 because the Company was evaluating options for longer term credit arrangements. On April 12, 2021, the Company executed a first amendment to the Interim Credit Facility that increased the size of the facility from $10 million to $20 million. On May 19, 2021, the Company entered into an Amended and Restated Credit Agreement ("ABL Facility") with the Bank that amended and restated the Interim Credit Facility and provided for asset-based revolving loans in an aggregate principal amount up to $40 million. On March 11, 2022, the Company executed a first amendment to the ABL Facility which increased the size of the facility from $40 million to $75 million. On April 29, 2022, the Company entered into a Second Amendment to the ABL Facility. The Second Amendment increased the revolving loans available under the ABL facility from an aggregate principal amount of up to $75 million to an aggregate principal amount of up to $150 million. On July 6, 2022, the Company entered into a Third Amendment to the ABL Facility. The Third Amendment to the ABL Facility provided for the syndication of the asset-based revolving loans available thereunder with BMO Harris Bank, N.A. ("BMO") with JPMorgan Chase Bank serving as the arranging agent (the "Agent"). The Third Amendment also amended provisions of the ABL Facility authorizing the Agent to make protective advances under the ABL Facility and added a covenant requiring each of the Company and its subsidiaries to maintain the Agent as its principal depository bank. In connection with the Third Amendment, the Company also entered into a Revolving Note payable to BMO in a principal amount of up to $50 million establishing BMO as a one-third syndicated participant in the Company's ABL facility. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. At March 31, 2023, the Company had a balance of approximately $33.1 million under the ABL Facility with an applicable interest rate of 7.0%. At March 31, 2023, the Company's applicable borrowing base calculation supported access to approximately $94.2 million of the ABL Facility.

The Company incurred debt issuance costs of approximately $0.2 million in connection with the Second Amendment to the ABL Facility and approximately $0.2 million in connection with the Third Amendment to the ABL Facility. The Company recorded these debt issuance costs as non-current other assets and will amortize these costs on an equal monthly basis over the remaining term of the ABL facility.

5.   LEASES

The Company was assigned an operating lease associated with the real property and leasehold improvements for the Granite City, IL facility acquired from Plateplus pursuant to the transaction disclosed in Note 2. The current lease expires August 31, 2023 and the Company is in the process of renewing the lease. The lease calls for quarterly rental payments of approximately $19,000. The Company recognized an initial right-of-use ("ROU") asset and lease liability of approximately $1.2 million during fiscal 2023 related to this lease. The anticipated renewal of this lease is included in the ROU asset and lease liability calculation. The Company’s lease of its office space in Longview, Texas is the only other operating lease included in the Company's ROU assets and lease liabilities. The lease calls for monthly rent payments of approximately $5,000 and expires on April 30, 2024. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of approximately $0.5 million and a monthly payment of approximately $9,000.

The components of expense related to leases were as follows for the fiscal years ended March 31, 2023 and 2022 (in thousands):

	Fiscal 2023	Fiscal 2022
Finance lease – amortization of ROU asset	$105	$103
Finance lease – interest on lease liability	4	6
Operating lease expense	127	58
	$236	$167

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2023 and 2022 (in thousands):

	March 31, 2023	March 31, 2022	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$1,270	$113	Operating lease right-of-use asset
Finance lease right-of-use asset	430	456	Property, plant & equipment
Total right-of-use assets	$1,700	$569

Liabilities
Operating lease liability, current	$101	$52	Accrued expenses
Finance lease liability, current	107	105	Current portion of finance lease
Operating lease liability, non-current	1,168	61	Other non-current liabilities
Finance lease liability, non-current	54	161	Other non-current liabilities
Total lease liabilities	$1,430	$379

As of March 31, 2023, the weighted-average remaining lease term was 19.3 years for operating leases and 1.5 years for finance leases. The weighted average discount rate was 2.7% for operating leases and 1.9% for finance leases.

Maturities of lease liabilities as of March 31, 2023were as follows (in thousands):

	Operating	Finance
	Leases	Leases
Fiscal 2024	134	109
Fiscal 2025	80	54
Fiscal 2026	75	—
Fiscal 2027	75	—
Fiscal 2028 and beyond	1,237	—
Total undiscounted lease payments	$1,601	$163
Less: imputed interest	(332)	(2)
Present value of lease liability	$1,269	$161

6.   PROPERTY, PLANT AND EQUIPMENT

On May 25, 2021, the Company announced plans for a new facility in Sinton, Texas that would be part of the coil product segment. The new facility is on the campus of Steel Dynamics, Inc.'s ("SDI") new flat roll steel mill in Sinton, Texas. The Company's new location consists of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement with an annual rental payment of $1. The facility is equipped with a stretcher leveler cut-to-length line that is capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi. The Company put the facility into service at the end of October 2022 at a total completed cost of approximately $22.2 million.

During the twelve months ended March 31, 2022, the Company wrote off fully depreciated fixed assets that were no longer in use with an original cost and accumulated depreciation of approximately $2.1 million. During the twelve months ended March 31, 2022, the Company disposed of equipment that was removed from its Decatur facility and received approximately $0.2 million in proceeds from the disposal of the equipment which had an original cost of approximately $3.6 million and accumulated depreciation of approximately $3.4 million. During fiscal 2023, the Company did not write off or dispose of any fixed assets.

Depreciation expense was approximately $2.5 million and $1.3 million for fiscal 2023 and fiscal 2022, respectively.

7.   DERIVATIVE FINANCIAL INSTRUMENTS

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

During fiscal 2023 and fiscal 2022, the Company entered into hot-rolled coil futures contracts which were designated as hedging instruments and classified as cash flow hedges, either as hedges of variable purchase prices or as hedges of variable sales prices. Accordingly, realized and unrealized gains and losses associated with the instruments are reported as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. During fiscal 2023 and fiscal 2022, some of the Company's cash flow hedges were closed prior to expiration but the hedged transactions were still expected to occur as originally forecasted resulting in the realized gain or loss being deferred in other comprehensive income until the hedged transactions occur and affect earnings. At September 30, 2021, the Company removed some derivative instruments from hedge accounting due to the hedged transactions no longer being expected to occur. This was the result of the Company reducing its forecasted sales for the quarter ending December 31, 2021 due to anticipated customer reaction to a historic increase in steel prices reaching its peak and then starting to decline. Since these hedged sales were no longer expected to occur, a loss of approximately $9.9 million associated with these instruments was immediately recognized into earnings during fiscal 2022 and reported as a component of “Gain (loss) on economic hedges of risk”. During fiscal 2023 and fiscal 2022, the Company also entered into hot-rolled coil futures contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2023 (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives not designated as hedging instruments:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts	Current portion of derivative assets	$536	Current portion of derivative liability	$2,212

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2022 (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives designated as cash flow hedges:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts hedging sales			Current portion of derivative liability	$8,905

Derivatives not designated as hedging instruments:
Hot-rolled coil steel contracts	Current portion of derivative assets	$4,241	Current portion of derivative liability	$5,524

All derivatives are presented on a gross basis on the Consolidated Balance Sheet.

At March 31, 2023, the Company reported approximately $1.6 million in "Other current assets" on its Consolidated Balance Sheet related to futures contracts for the month of March 2023 that had reached expiration but were pending cash settlement. At March 31, 2022, the Company reported approximately $0.9 million in "Other current assets" on its Consolidated Balance Sheet related to futures contracts for the month of March 2022 that had reached expiration but were pending cash settlement.

The Company did not have any open cash flow hedges at March 31, 2023.

The following table summarizes the pre-tax gain (loss) recognized in other comprehensive income and the gain (loss) reclassified from accumulated other comprehensive income into earnings for derivative financial instruments designated as cash flow hedges for the twelve months ended March 31, 2023 and 2022 (in thousands):

			Pre- Tax Gain
		Location of Gain (Loss)	(Loss) Reclassified
	Pre-Tax Gain	Reclassified	from
	(Loss)	from AOCI into Net	AOCI into Net
	Recognized in OCI	Earnings	Earnings

For the twelve months ended March 31, 2023
Hot-rolled coil steel contracts	$9,005	Sales	$(4,116)
Total	$9,005		$(4,116)

For the twelve months ended March 31, 2022
Hot-rolled coil steel contracts	$(19,908)	Sales	$(31,753)
		Costs of goods sold	10,633
Total	$(19,908)		$(21,120)

The estimated amount of losses recognized in AOCI at March 31, 2023 expected to be reclassified into net earnings within the succeeding twelve months is approximately $0.4 million with all of this amount consisting of realized losses associated with closed hedges.

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2023 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2023
Hot-rolled coil steel contracts	Gain (loss) on economic hedges of risk	$9,306

The following table summarizes the loss recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2022 (in thousands):

		Loss Recognized in Earnings
	Location of Loss	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2022
Hot-rolled coil steel contracts	Gain (loss) on economic hedges of risk	$(11,636)

The notional amount (quantity) of our derivative instruments not designated as hedging instruments at March 31, 2023 consisted of 27,580 tons of short positions with maturity dates ranging from April 2023 to December 2023.

The following tables reflect the change in accumulated other comprehensive loss, net of tax, for the periods presented (in thousands):

Gain (Loss) on
Derivatives
Balance at March 31, 2022	$(10,269)
Other comprehensive income, net of loss, before reclassification	6,830
Total loss reclassified from AOCI (1)	3,122
Net current period other comprehensive income	9,952
Balance at March 31, 2023	(317)

(1) The loss reclassified from AOCI is presented net of taxes of approximately $1.0 million which are included in provision for (benefit from) income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2023.

Gain (Loss) on
Derivatives
Balance at March 31, 2021	(11,189)
Other comprehensive loss, net of income, before reclassification	(15,098)
Total loss reclassified from AOCI (1)	16,018
Net current period other comprehensive income	920
Balance at March 31, 2022	(10,269)

(1) The loss reclassified from AOCI is presented net of taxes of approximately $5.1 million which are included in provision for (benefit from) income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2022.

At March 31, 2023 and 2022, cash of approximately $2.4 million and $13.5 million, respectively, was held by our clearing agent to collateralize our open derivative positions. These cash requirements are included in "Other current assets" on the Company's Consolidated Balance Sheets at March 31, 2023 and 2022.

8.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At March 31, 2023, our financial liabilities, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(1,676)	$—	$—	$(1,676)
Total	$(1,676)	$—	$—	$(1,676)

At  March 31, 2022, our financial liabilities, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(10,188)	$—	$—	$(10,188)
Total	$(10,188)	$—	$—	$(10,188)

At March 31, 2023 and 2022, the Company did not have any fair value measurements on a non-recurring basis.

9. EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information (in thousands, except for share data):

	Year Ended March 31,
	2023	2022
Numerator (basic and diluted)
Net earnings	$21,344	$14,066
Less: Allocation to unvested restricted stock units	329	543
Net earnings attributable to common shareholders	$21,015	$13,523

Denominator (basic and diluted)
Weighted average common shares outstanding	7,216,142	6,623,769

For fiscal 2023 and fiscal 2022, the Company allocated dividends and undistributed earnings to the unvested restricted stock units.

As the restricted stock qualifies as participating securities, the following restricted stock units were not accounted in the computation of weighted average diluted common shares outstanding under the two-class method:

	Year Ended March 31,
	2023	2022
Restricted Stock Units	55,546	76,424

10.   INCOME TAXES

Components of tax expense (benefit) are as follows (in thousands):

	Year Ended March 31,
	2023	2022
Federal
Current	$2,135	$3,881
Deferred	3,425	(478)
	5,560	3,403
State
Current	1,384	945
Deferred	(99)	(83)
	1,285	862
Total	$6,845	$4,265

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31,
	2023	2022
Income tax expense at U.S. federal statutory rate	21.0%	21.0%
Current year state and local income taxes net of federal income tax benefit	3.5	3.7
Other	(0.3)	(1.4)
Provision for income taxes	24.2%	23.3%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2020 through March 31, 2022. State and local returns may be subject to examination for fiscal years ended March 31, 2019 through March 31, 2022.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows (in thousands):

	March 31,
	2023	2022
Deferred tax liabilities:
Depreciation	$(5,786)	$(1,788)
Total deferred tax liabilities	(5,786)	(1,788)
Deferred tax assets:
Unrealized derivative loss - OCI	106	3,271
Inventory capitalization	548	98
Postretirement benefits other than pensions	25	29
Restricted stock compensation	91	69
Unrealized loss - mark to market derivatives	526	388
Other	133	66
Total deferred tax assets	1,429	3,921
Net deferred tax asset (liability)	$(4,357)	$2,133

11.   OTHER COMPREHENSIVE INCOME

The following table summarizes the tax effects on each component of Other Comprehensive Income for the periods presented (in thousands):

	Twelve Months Ended March 31, 2023
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$13,121	$(3,169)	$9,952
Other comprehensive income	$13,121	$(3,169)	$9,952

	Twelve Months Ended March 31, 2022
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$1,212	$(292)	$920
Other comprehensive income	$1,212	$(292)	$920

12.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

The retirement portion of the Plan covers substantially all employees, including officers. The Company’s contribution expenses, which are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees, were approximately $0.4 million and $0.2 million for the years ended March 31, 2023 and 2022, respectively. Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

Employees may participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed six months of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $0.1 million in each of the years ended  March 31, 2023 and 2022.

13.   INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: coil and tubular. The Company’s coil operations involve converting steel coils into flat sheet and plate steel cut to customer specifications and reselling steel coils. Through its tubular operations, the Company purchases, processes, manufactures and markets tubular products. The following is a summary of significant financial information relating to the product groups (in thousands):

	Year Ended March 31,
	2023	2022
NET SALES:
Coil	$485,641	$230,438
Tubular	61,901	54,797
TOTAL NET SALES	$547,542	$285,235
OPERATING PROFIT:
Coil	$23,421	$31,791
Tubular	8,641	2,424
TOTAL OPERATING PROFIT	32,062	34,215
General corporate expenses	(10,988)	(5,695)
Gain (loss) on economic hedges of risk	9,306	(11,636)
Interest expense	(2,218)	(255)
Other income	27	1,702
TOTAL EARNINGS BEFORE INCOME TAXES	$28,189	$18,331
IDENTIFIABLE ASSETS:
Coil	$179,780	$115,232
Tubular	15,858	24,017
	195,638	139,249
General corporate assets	3,674	20,026
TOTAL ASSETS	$199,312	$159,275
DEPRECIATION:
Coil	$2,097	$974
Tubular	330	330
Corporate and other	99	16
	$2,526	$1,320
CAPITAL EXPENDITURES (excluding $18,000 of assets acquired through business combination - see Note 2):
Coil	$16,328	$8,005
Tubular	125	21
Corporate and other	1	39
	$16,454	$8,065

Operating profit is total net sales less operating expenses, excluding general corporate expenses, gain (loss) on economic hedges, interest expense and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. Other income for fiscal 2022 consisted primarily of a gain of approximately $1.7 million associated with the forgiveness of the Company's Paycheck Protection Program loan. At March 31, 2023 and 2022, corporate assets consisted primarily of cash, restricted cash  unamortized debt issuance costs and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

14.   REVENUE

Revenue is generated primarily from contracts to manufacture or process steel products. Most of the Company’s revenue is generated by sales of material out of the Company’s inventory but a portion of the Company’s revenue is derived from processing and storage of customer owned material. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenues are recorded net of any sales incentives. Shipping and other transportation costs charged to customers are treated as fulfillment activities and are recorded in both revenue and cost of sales at the time control is transferred to the customer. Costs related to obtaining sales contracts are incidental and expensed when incurred. Because customers are invoiced at the time title transfers and the Company’s rights to consideration are unconditional at that time, the Company does not maintain contract asset balances. Additionally, the Company does not maintain contract liability balances, as performance obligations are satisfied prior to customer payment for product. The Company offers industry standard payment terms.

The Company has two reportable segments: Coil and Tubular. Coil primarily generates revenue from cutting to length hot-rolled steel coils. Coil segment revenue consists of three main product types: Prime Coil, Non-Standard Coil and Processing or Storage of Customer Owned Coil. Tubular primarily generates revenue from manufacturing and distributing steel pipe. Tubular segment revenue consists of two main product types: Manufactured Pipe and Mill Reject Pipe. In March 2020, U.S. Steel announced the idling of their Lone Star Tubular Operations which was the Company's sole supplier of mill reject pipe. U.S. Steel's facility was idled as announced and the Company's receipts of mill reject pipe ceased in August 2020. At June 30, 2022, the Company was sold out of mill reject pipe so manufactured pipe was the sole revenue stream for the tubular segment for the remainder of fiscal 2023. The Company has expanded its focus on manufactured pipe sales to counteract the impact of mill reject pipe revenue concluding.

The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended  March 31, 2023 and 2022, respectively (in thousands):

	Fiscal Year Ended March 31,
	2023	2022
Coil Segment:
Prime Coil	$479,316	$219,483
Non-standard Coil	3,574	9,597
Processing or Storage of Customer Owned Coil	2,751	1,358
	$485,641	$230,438
Tubular Segment:
Manufactured Pipe	$61,451	$44,485
Mill Reject Pipe	450	10,312
	$61,901	$54,797

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FRIEDMAN INDUSTRIES, INCORPORATED

(In thousands)

Description	Balance at
	Beginning			Balance at
	of Period	Additions (A)	Deductions	End of Period
Year ended March 31, 2023
Allowance for doubtful accounts receivable and cash discounts (deducted from related asset account)	$85	$98	—	$183
Year ended March 31, 2022
Allowance for doubtful accounts receivable and cash discounts (deducted from related asset account)	$18	$67	—	$85

(A)	Additions consist of charges to bad debt expense of approximately $98 and $67 during fiscal years 2023 and 2022, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

July 14, 2023

We have served as the Company’s auditor since 2017.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of March 31, 2023, we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the design and effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report that our disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting as discussed in Management's Report on Internal Control over Financial Reporting provided below.

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

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective at March 31, 2023 because of the material weaknesses described below.

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

Plan for Remediation

In the prior year, the Company identified that the number of accounting personnel and the limited utilization of information technology in its control structure were the primary contributing factors to the material weaknesses identified. The Company hired additional personnel during fiscal 2023 and believes it is adequately staffed to execute the remediation plans developed by management. The previously identified material weaknesses have not been remediated due to ongoing post-acquisition integration during fiscal 2023. The operation of the full business in a new enterprise resource planning ("ERP") system is the most significant piece of this integration. All of the Company's coil segment locations were integrated into the new ERP system as of February 2023. The Company's tubular segment is expected to go live under the new ERP system during the second quarter of fiscal year March 31, 2024. The Company expects the new ERP system to allow for many of the Company’s current manual controls and missing controls to be performed by the design and capabilities of the ERP system rather than relying on manual human execution. With most of the post-acquisition integration completed, the Company expects its additional personnel will be able to dedicate the necessary time during fiscal 2024 to improve the design, documentation and execution of internal controls.

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

 The coil product segment consists of the operation of five hot-rolled coil processing facilities located in Hickman, Arkansas; Decatur, Alabama; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas. The facilities in Granite City and East Chicago were acquired on April 30, 2022 from Plateplus, Inc ("Plateplus"). More information about the Plateplus transaction can be found in Note 2 to the consolidated financial statements. The facility in Sinton is a newly constructed facility that commenced operations during October 2022. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The equipment at all locations improve the flatness and surface quality of the coils and cut the coils into sheet and plate of prescribed lengths. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 16 gauge to 1” thick in widths ranging from 36” wide to 96” wide. The vast majority of coil product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned coils on a fee basis.

The tubular product segment consists of the Company’s Texas Tubular Products division (“TTP”) located in Lone Star, Texas. TTP operates two electric resistance welded pipe mills with a combined outside diameter (“OD”) size range of 2 3/8” OD to 8 5/8” OD. Both pipe mills are American Petroleum Institute (“API”) licensed to manufacture line pipe and oil country pipe and also manufacture pipe for structural purposes that meets other recognized industry standards. TTP has a pipe finishing facility capable of applying threads and couplings to oil country tubular goods and performing other services that are customary in the pipe finishing process. The pipe finishing facility is currently idled. All of the tubular segment's revenue is generated from sales of Company owned inventory.

RESULTS OF OPERATIONS

Year ended March 31, 2023 compared to year ended March 31, 2022

During the year ended March 31, 2023 ("fiscal 2023"), sales, costs of goods sold and gross profit increased approximately $262.3 million, $260.2 million and $2.1 million, respectively, from the comparable amounts recorded during the year ended March 31, 2022 (“fiscal 2022”). The increase in sales was primarily related to an increase in sales volume. Sales volume increased from approximately 200,000 tons in fiscal 2022 to approximately 467,000 tons in fiscal 2023. The acquisition of facilities and inventory from Plateplus, Inc. in April 2022 and the Company's newly constructed facility in Sinton, TX commencing operations in October 2022 account for approximately 265,000 tons of the fiscal 2023 sales volume. Discussion of the changes in sales volume and average selling price is expanded upon at the segment level in the following paragraphs. Gross profit increased from approximately $41.0 million for fiscal 2022 to approximately $43.1 million for fiscal 2023. Gross profit as a percentage of sales decreased from approximately 14.4% in fiscal 2022 to approximately 7.9% in fiscal 2023. Gross profit for fiscal 2023 and fiscal 2022 included recognized losses related to hedging activities designated for hedge accounting of approximately $4.1 million and $21.1 million, respectively. Excluding these recognized hedging losses, gross profit related to physical material as a percentage of sales was approximately 8.6% for fiscal 2023 compared to approximately 19.6% for fiscal 2022.

Our operating results are significantly impacted by the market price of hot-rolled steel coil ("HRC"). The Company experienced significant volatility in steel price during both fiscal 2023 and fiscal 2022. HRC prices were on a historic rise entering fiscal 2022 that continued until reaching an all-time high of approximately $1,950 per ton at the end of August 2021. From September 2021 to February 2022, HRC prices declined approximately 52% until the Russian invasion of Ukraine triggered a sharp and abrupt increase. HRC prices increased approximately 60% from the beginning of March 2022 to the end of April 2022 and then declined approximately 60% until the middle of December 2022. From December 2022 to the end of fiscal 2023, HRC prices increased approximately 87%. For fiscal 2022, these circumstances created record margins for the first half of the year followed by margin compression for the second half of they year. However, with the margin compression starting from a historic margin level, fiscal 2022 is characterized overall as a period of very strong margins. For fiscal 2023, these circumstance created strong margins for the first fiscal quarter followed by compressed margins until the fourth fiscal quarter when margins began improving. Fiscal 2023 is characterized overall as a period of modest margins. The Company has attained its most profitable fiscal year for two years in a row with net earnings for fiscal 2023 of approximately $21.3 million and net earnings for fiscal 2022 of approximately $14.1 million.

Coil Segment

Coil product segment sales for fiscal 2023 totaled approximately $485.6 million compared to approximately $230.4 million for fiscal 2022. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any hedging related gains or losses that are captured in sales and any sales generated from processing of customer owned material. Coil segment sales for fiscal 2023 were reduced by approximately $4.1 million for the recognition of hedging related losses. Coil segment sales for fiscal 2022 were reduced by approximately $28.4 million for the recognition of hedging related losses. Sales generated from processing or storage of customer owned material totaled approximately $2.8 million for fiscal 2023 compared to approximately $1.4 million for fiscal 2022. Sales generated from coil segment inventory, excluding the impact of any hedging related gains or losses, totaled approximately $486.9 million for fiscal 2023 compared to approximately $257.4 million for fiscal 2022. The average per ton selling price related to these shipments decreased from approximately $1,693 per ton in fiscal 2022 to approximately $1,131 per ton in fiscal 2023. Inventory tons sold increased from approximately 152,000 tons in fiscal 2022 to approximately 430,500 tons in fiscal 2023. The significant increase in sales volume was primarily attributable to the facilities and inventory acquired from Plateplus and the startup of the new Sinton facility which combined account for approximately 265,000 tons of the 430,500 tons sold in fiscal 2023. Coil segment operations recorded operating profits of approximately $23.4 million and $31.8 million in fiscal 2023 and fiscal 2022, respectively. Operating profit for fiscal 2023 includes recognized net losses on hedging activities of approximately $4.1 million while fiscal 2022 operating profit included recognized net losses on hedging activities of approximately $18.0 million.

The Company’s coil segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2023 totaled approximately $61.9 million compared to approximately $54.8 million for fiscal 2022. Sales increased due to an increase in the average selling price per ton, partially offset by a decline in the volume sold. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any hedging related gains or losses that are captured in sales. Tubular segment sales for fiscal 2023 were not impacted by any hedging related gains or losses. Tubular segment sales for fiscal 2022 were reduced by approximately $3.3 million for the recognition of hedging related losses. Sales generated from tubular segment inventory, excluding the impact of any hedging related gains or losses, totaled approximated $61.9 million for fiscal 2023 compared to approximately $58.1 million for fiscal 2022. The average per ton selling price related to these shipments increased from approximately $1,221 per ton for fiscal 2022 to approximately $1,700 per ton for fiscal 2023. Tons sold decreased from approximately 47,500 tons in fiscal 2022 to approximately 36,500 tons in fiscal 2023. The decline in sales volume was primarily related to a decline in mill reject pipe sales partially offset by an increase in manufactured pipe sales. U.S. Steel's Lone Star Tubular Operations was the Company's sole source of supply for mill reject pipe. With U.S. Steel's idling of their Lone Star Operations, the Company's receipts of mill reject pipe ceased in August 2020 and the inventory balance started to decline steadily each quarter. The Company sold out of mill reject pipe during fiscal 2023. Mill reject pipe sales volume was approximately 1,000 tons for fiscal 2023 compared to approximately 21,500 tons for fiscal 2022. Manufactured pipe sales volume was approximately 35,500 tons for fiscal 2023 compared to approximately 26,000 tons for fiscal 2022. The average selling price increase was also primarily related to this shift in sales mix between manufactured pipe and mill reject pipe. The selling price associated with manufactured pipe is typically much higher than the selling price associated with mill reject pipe. The Company will continue to focus on the expansion of its manufactured pipe operations to counteract the impact of mill reject pipe sales ending. Tubular segment operations recorded operating profits of approximately $8.6 million and $2.4 million for fiscal 2023 and 2022, respectively. Operating profit for fiscal 2023 was not impacted by any hedging related gains or losses while fiscal 2022 operating profit included net recognized losses on hedging activities of approximately $3.1 million.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Selling, General and Administrative Costs

During fiscal 2023, selling, general and administrative costs increased approximately $9.5 million compared to fiscal 2022. This increase is primarily associated with costs associated with the Plateplus transaction and increased personnel. Cost for fiscal 2023 includes approximately $1.2 million of one-time expenses related to the Plateplus transaction. Cost for fiscal 2023 includes approximately $3.4 million of general, selling and administrative costs associated with the East Chicago and Granite City locations acquired from Plateplus, approximately $0.4 million associated with the new Sinton facility and approximately $2.6 million in personnel costs for additional sales, accounting, IT and corporate employees hired during fiscal 2023. The remaining increase is associated with the significant increase in the scale of our business during fiscal 2023 which caused increased expenses in a variety of selling, general and administrative areas.

Other Income

For fiscal 2022, the Company reported other income of approximately $1.7 million which consists primarily of a gain of approximately $1.7 million associated with the forgiveness of the Company's Paycheck Protection Program loan.

Income Taxes

Income taxes increased from a provision for fiscal 2022 of approximately $4.3 million to a provision for fiscal 2023 of approximately $6.8 million. This increase was related primarily to the increased earnings before tax for fiscal 2023 compared to fiscal 2022.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 3.2 and 2.1 at March 31, 2023 and 2022, respectively. Working capital was approximately $98.6 million at March 31, 2023 and $64.6 million at March 31, 2022.

During the year ended March 31, 2023, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business and due to the transaction with Plateplus described in Note 2 to the consolidated financial statements. Accounts receivable and inventories increased significantly due primarily to the Plateplus transaction. Cash and restricted cash decreased primarily due to the Plateplus acquisition investing activities partially offset by cash generated from the Company's operating activities and by cash provided from the Company's credit facility. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

In June 2021, the Small Business Administration authorized full forgiveness of the Company's Paycheck Protection Program loan.

On April 29, 2022, the Company entered into a Second Amendment to its asset-based lending facility ("ABL Facility") provided by JPMorgan Chase Bank, N.A. The Second Amendment increased the revolving loans available under the ABL facility from an aggregate principal amount of up to $75 million to an aggregate principal amount of up to $150 million. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. On July 6, 2022, the Company entered into a Third Amendment to the ABL Facility. The Third Amendment to the ABL Facility provides for the syndication of the asset based revolving loans available thereunder with BMO Harris Bank, N.A. ("BMO") with JPMorgan Chase Bank serving as the arranging agent (the "Agent"). The Third Amendment also amends provisions of the ABL Facility authorizing the Agent to make protective advances under the ABL Facility and adds a covenant requiring each of the Company and its subsidiaries to maintain the Agent as its principal depository bank. In connection with the Third Amendment, the Company also entered into a Revolving Note payable to BMO in a principal amount of up to $50 million establishing BMO as a one-third syndicated participant in the Company's ABL facility. At March 31, 2023, the Company had a balance of approximately $33.1 million under the ABL Facility with an applicable interest rate of 7.0%. At March 31, 2023, the Company's applicable borrowing base calculation supported access to approximately $94.2 million of the ABL Facility. As of the filing date of this Form 10-K, the Company had borrowings of approximately $32.5 million outstanding under the ABL Facility and the Company's most recent borrowing base calculation provided access to approximately $111.0 million of the ABL Facility.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 12 months.

DERIVATIVE CONTRACTS

From time to time, the Company may use futures contracts to partially manage exposure to commodity price risk. The Company elects hedge accounting for some of its derivatives and classifies the transactions as either cash flow hedges or fair value hedges. The Company may also transact futures contracts as economic hedges of risk where hedge accounting is not elected. For fiscal 2023, the Company recognized net losses of approximately $4.1 million related to derivatives designated for hedge accounting and classified as cash flow hedges and recognized net gains of approximately $9.3 million related to economic hedges of risk. For fiscal 2022, the Company recognized net losses of approximately $21.1 million related to derivatives designated for hedge accounting and classified as cash flow hedges and recognized losses of approximately $11.6 million related to economic hedges of risk. See Note 7 to the consolidated financial statements for further information related to the Company's derivative financial instruments.

OUTLOOK

The Company expects sales volume for its first quarter of fiscal 2024 to be approximately the same as sales volume for the fourth quarter of fiscal 2023. The Company expects margin improvement for the first quarter compared to the fourth quarter due to the rising hot-rolled coil prices entering the first quarter. Overall, the Company expects the first quarter to be one of the more profitable quarters in Company history.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2023 and fiscal 2022, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates and judgements for the Company include determining the fair value of assets acquired and liabilities assumed in the business combination discussed in Note 2. The determination of fair value requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Actual results could differ from these estimates.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

(In thousands, except for share, per share and percentage data)

	Year Ended March 31
						2018
	2023	2022	2021	2020	2019	As Adjusted	2017*	2016*	2015*	2014*
Net sales	$547,542	$285,235	$126,103	$142,102	$187,154	$121,157	$77,756	$81,631	$108,323	$116,149
Net earnings (loss)	$21,344	$14,066	$11,424	$(5,249)	$5,100	$3,934	$(2,679)	$294	$382	$1,713
Current assets	$143,656	$125,362	$77,535	$65,212	$74,456	$67,269	$45,433	$49,702	$50,117	$59,847
Current liabilities	$45,088	$60,811	$29,072	$9,645	$12,365	$11,031	$2,357	$2,866	$2,651	$7,771
Working capital	$98,568	$64,551	$48,462	$55,566	$62,091	$56,239	$43,076	$46,836	$47,466	$52,076
Total assets	$199,312	$159,275	$95,009	$77,344	$86,602	$81,653	$63,263	$66,890	$66,958	$72,284
Stockholders’ equity	$115,432	$79,687	$65,340	$66,865	$72,482	$68,575	$60,356	$63,239	$63,217	$63,311
Net earnings (loss) as a percentage of Net sales	3.9	4.9	9.1	(3.7)	2.7	3.2	(3.4)	0.4	0.4	1.5
Weighted average number of common shares outstanding:
Basic	7,216,142	6,623,769	7,027,707	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$2.91	$2.04	$1.63	$(0.75)	$0.73	$0.56	$(0.39)	$0.04	$0.06	$0.25
Cash dividends per common share	$0.08	$0.08	$0.08	$0.10	$0.19	$0.05	$0.04	$0.04	$0.07	$0.20

* The figures for fiscal years 2014 to 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2014 to 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2023.