Form 10-K, Exhibit 13
period 2024-03-31
FRIEDMAN INDUSTRIES INC
filed 2024-06-11
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2024

2024

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
	Fiscal 2024	Fiscal 2023
Net sales	$516,251	$547,542
Net earnings	$17,345	$21,344
Net earnings per share (Basic)	$2.39	$2.91
Cash dividends per share	$0.10	$0.08
Stockholders’ equity	$127,475	$115,432
Working capital	$115,957	$98,568

TO OUR SHAREHOLDERS:

Fiscal year 2024 was the second most profitable year in our Company’s history with $17.3 million of net income. We continued to grow sales volume and successfully navigated another year of considerable steel price volatility.

Our sales volume increased approximately 19% in fiscal 2024 compared to our previous fiscal year with the growth driven by output from our new Sinton, TX facility. We expect further growth from our Sinton facility in fiscal 2025 as we approach full production capacity. At the end of fiscal 2024, we neared completion of an upgrade to our Decatur, AL processing line that will allow us to increase the sales volume from that facility in fiscal 2025. The Company’s market share continues to expand with our products being a vital part of the defined supply chain for more of the country’s top steel consumers.

Fiscal 2024 was another volatile year for hot-rolled coil (“HRC”) prices. The year started with prices around $1,200 per ton which then declined to approximately $650 per ton by the end of the second fiscal quarter. Prices then increased significantly during the third fiscal quarter reaching approximately $1,100 per ton at the end of the quarter. The fiscal fourth quarter concluded the fiscal year with a pricing decline to approximately $800 per ton. We maintained profitability in each quarter of fiscal 2024, demonstrating our ability to analyze and respond appropriately to changing market conditions.

I am pleased that investors are starting to recognize the value of our Company. Our stock began fiscal year 2024 trading in the $11 per share range and ended the fiscal year considerably higher. We have more value to unlock by delivering consistent profitability across price cycles and maximizing output from our current assets. In addition, our strategy remains focused on opportunities that will deliver long-term value to the Company and its shareholders. Our dividend increase in March reflects our favorable outlook; I see value in Friedman today along with significant opportunities for growth in the future.

Sincerely,

Michael J. Taylor

President and Chief Executive Officer

Chairman of the Board of Directors

OFFICERS

Michael J. Taylor

President and Chief Executive Officer

Jonathan Holcomb

Vice President of Sales — Flat Roll Divisions and Vice President of Purchasing

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Paul Rottmann

Vice President of Operations — Flat Roll Divisions

Steve Teeter

Vice President of Operations — Southeast Flat Roll Divisions

Michael Thompson

Vice President and General Manager — Tubular Division

COMPANY OFFICES AND WEBSITES

    CORPORATE OFFICE & FLAT ROLL PRODUCTS SALES OFFICE

    1121 Judson Road, Suite 124

    Longview, Texas 75601

    903-758-3431

    TUBULAR PRODUCTS SALES OFFICE

    3681 FM 250

    Lone Star, Texas 75668

    903-639-2511

    WEBSITES*

    www.friedmanindustries.com

    www.texastubular.com

COUNSEL

Norton Rose Fulbright US LLP

1550 Lamar, Suite 2000

Houston, Texas 77010

AUDITORS

Moss Adams LLP

500 Dallas Street, Suite 1900

Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company LLC

55 Challenger Road, Floor 2

Ridgefield Park, NJ 07660

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

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2024, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of steel products and operates in two product segments: flat-roll products and tubular products. The flat-roll segment was previously referred to as the coil segment. The Company is now using flat-roll to describe the segment due to it being a more common term used in the Company's industry.

Flat-Roll Products

The flat-roll product segment consists of the operation of five hot-rolled coil processing facilities located in Hickman, Arkansas; Decatur, Alabama; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas. The facilities in Granite City and East Chicago were acquired on April 30, 2022 from Plateplus, Inc ("Plateplus"). More information about the Plateplus transaction can be found in Note 2. The facility in Sinton is a newly constructed facility that commenced operations during October 2022. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The equipment at all locations improve the flatness and surface quality of the coils and cut the coils into sheet and plate of prescribed lengths. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 16 gauge to 1” thick in widths ranging from 36” wide to 96” wide. The vast majority of flat-roll product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned coils on a fee basis.

The processing facilities are substantially similar with respect to products produced. The Company makes shipments of flat-roll products based on which facility offers the desired product or, if the product is available at multiple facilities, based on other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis. Flat-roll products are sold on a wholesale, rapid-delivery basis in competition with other processors of hot-rolled steel coils. Shipments are made via unaffiliated truckers or by rail.

The flat-roll segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells flat-roll products and processing services to approximately 480 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

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

The Company sells its tubular products nationally to approximately 92 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, flat-roll and tubular products, is contained in Note 13 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2024		Fiscal 2023
	High	Low	High	Low
First Quarter	$12.70	$9.53	$10.51	$7.84
Second Quarter	18.31	11.97	11.36	6.74
Third Quarter	16.48	9.50	10.25	7.05
Fourth Quarter	19.33	15.01	13.38	9.56

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2024	Fiscal 2023
First Quarter	$0.02	$0.02
Second Quarter	0.02	0.02
Third Quarter	0.02	0.02
Fourth Quarter	0.04	0.02

The Company’s Common Stock is traded principally on the NYSE American (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 26, 2024 was 156. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

ASSETS

	March 31,
	2024	2023
CURRENT ASSETS:
Cash	$2,891	$2,992
Accounts receivable, net of allowances for credit losses and cash discounts of $97 and $183 at March 31, 2024 and 2023, respectively	47,329	49,367
Inventories	115,804	86,246
Current portion of derivative assets	74	536
Other current assets	3,966	4,515
TOTAL CURRENT ASSETS	170,064	143,656
PROPERTY, PLANT AND EQUIPMENT:
Land	1,670	1,670
Buildings and yard improvements	30,900	28,550
Machinery and equipment	53,607	51,001
Construction in process	1,977	1,167
Less accumulated depreciation	(31,396)	(28,455)
	56,758	53,933
OTHER ASSETS:
Cash value of officers’ life insurance and other assets	356	453
Operating lease right-of-use asset	2,841	1,270
TOTAL ASSETS	$230,019	$199,312

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2024	2023
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$43,886	$36,847
Income taxes payable	2,213	774
Dividends payable	279	148
Contribution to retirement plan	—	350
Employee compensation and related expenses	5,989	4,650
Current portion of financing lease	54	107
Current portion of derivative liability	1,686	2,212
TOTAL CURRENT LIABILITIES	54,107	45,088

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	105	96
DEFERRED INCOME TAX LIABILITY	5,257	4,357
NON-CURRENT LEASE LIABILITIES	2,782	1,222
ASSET BASED LENDING FACILITY	40,293	33,117
TOTAL LIABILITIES	102,544	83,880
COMMITMENTS AND CONTINGENCIES (SEE NOTE 12)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,873,203 shares and 8,868,716 shares at March 31, 2024 and 2023, respectively	8,873	8,869
Additional paid-in capital	35,247	35,005
Accumulated other comprehensive loss	—	(317)
Treasury stock at cost (1,896,892 shares and 1,493,128 shares at March 31, 2024 and 2023, respectively)	(12,929)	(7,778)
Retained earnings	96,284	79,653
TOTAL STOCKHOLDERS’ EQUITY	127,475	115,432
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$230,019	$199,312

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended March 31,
	2024	2023
Net Sales	$516,251	$547,542
Costs and expenses:
Cost of materials sold	417,143	456,419
Processing and warehousing expense	26,690	21,146
Delivery expense	23,791	24,483
Selling, general and administrative	21,039	21,894
Depreciation and amortization	3,070	2,526
	491,733	526,468
EARNINGS FROM OPERATIONS	24,518	21,074
Gain on economic hedges of risk	1,848	9,306
Interest expense	(3,072)	(2,218)
Other income	20	27
EARNINGS BEFORE INCOME TAXES	23,314	28,189
Provision for income taxes:
Current	5,175	3,519
Deferred	794	3,326
	5,969	6,845
NET EARNINGS	$17,345	$21,344
Net earnings per share:
Basic	$2.39	$2.91
Diluted	$2.39	$2.91
Cash dividends declared per common share	$0.10	$0.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended March 31,
	2024	2023
Net earnings	$17,345	$21,344
Other comprehensive income:
Cash flow hedges, net of tax	317	9,952
	317	9,952
Comprehensive income	$17,662	$31,296

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Accumulated
		Other
		Comprehensive	Additional
	Common	Income,	Paid-In	Treasury	Retained
	Stock	Net of Tax	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2022	$8,345	$(10,269)	$30,442	$(7,741)	$58,909	$79,686
Net earnings	—	—	—	—	21,344	21,344
Other comprehensive income	—	9,952	—	—	—	9,952
Issuance of restricted stock	8	—	(8)	—	—	—
Paid in capital – restricted stock units	—	—	303	—	—	303
Shares issued - Plateplus business combination	516	—	4,268	—	—	4,784
Repurchase of shares	—	—	—	(37)	—	(37)
Cash dividends ($0.08 per share)	—	—	—	—	(600)	(600)
BALANCE AT MARCH 31, 2023	$8,869	$(317)	$35,005	$(7,778)	$79,653	$115,432
Net earnings	—	—	—	—	17,345	17,345
Other comprehensive income	—	317	—	—	—	317
Issuance of restricted stock	4	—	(4)	—	—	—
Paid in capital – restricted stock units	—	—	246	—	—	246
Repurchase of shares	—	—	—	(5,151)	—	(5,151)
Cash dividends ($0.10 per share)	—	—	—	—	(714)	(714)
BALANCE AT MARCH 31, 2024	$8,873	$—	$35,247	$(12,929)	$96,284	$127,475

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands)

	Year Ended March 31,
	2024	2023
OPERATING ACTIVITIES
Net earnings	$17,345	$21,344
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	3,070	2,526
Deferred taxes	794	3,326
Compensation expense for restricted stock	246	303
Change in post-retirement benefits	9	8
(Gain) loss recognized on open derivatives not designated for hedge accounting	(64)	459
Deferred realized gain on derivatives	418	4,773
Right-of-use asset	41	—
Decrease (increase) in operating assets, net of amounts acquired in business combination:
Accounts receivable	2,038	(13,696)
Inventories	(29,558)	59,247
Federal income taxes recoverable	—	1,404
Other current assets	1,173	(1,363)
Decrease (increase) in operating liabilities, net of amounts acquired in business combination:
Accounts payable and accrued expenses	7,039	(18,875)
Income taxes payable	1,439	774
Employee compensation and related expenses	1,339	3,564
Contribution to retirement plan	(350)	100
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,979	63,894
INVESTING ACTIVITIES
Plateplus business combination	—	(71,720)
Purchase of property, plant and equipment	(5,792)	(16,454)
Increase in cash surrender value of officers’ life insurance	(13)	(13)
NET CASH USED IN INVESTING ACTIVITIES	(5,805)	(88,187)
FINANCING ACTIVITIES
Debt issuance cost	—	(393)
Cash dividends paid	(581)	(589)
Cash paid for principal portion of finance lease	(107)	(105)
Cash paid for share repurchases	(5,151)	(37)
Borrowings on asset based lending facility	831,436	740,944
Repayments on asset based lending facility	(824,260)	(726,263)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,337	13,557
INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	511	(10,736)
CASH AND RESTRICTED CASH AT BEGINNING OF PERIOD	5,386	16,122
CASH AND RESTRICTED CASH AT END OF PERIOD	$5,897	$5,386

Cash and restricted cash at March 31, 2024 and 2023 included approximately $3.0 million and $2.4 million, respectively, of cash required to collateralize open derivative positions. These amounts are reported in "Other current assets" on the Company's consolidated balance sheets at March 31, 2024 and 2023.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

RECLASSIFICATIONS:   The consolidated financial statements for the previous fiscal year may include certain reclassifications to conform to the current presentation. To conform with the current year presentation, “Cost of products sold” on the consolidated statements of operations was broken down into four separate line items: "Cost of materials sold", "Processing and warehousing expense", "Delivery expense" and "Depreciation and Amortization". The Company believes this increased level of detail provides financial statement users with a better understanding of the Company's expenses. "Cost of materials sold" represent the delivered cost of inventory sold. "Processing and warehousing expense" represents the operating costs at our processing facilities. "Delivery expense" represents the costs of delivering products to customers. The amount the Company charged customers for delivery of products is reported within "Net sales" on the consolidated statements of operations. This reclassifications had no impact on previously reported net earnings or stockholder's equity.

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

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for credit losses and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for credit losses based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was approximately $0.1 million and $0.2 million at March 31, 2024 and 2023, respectively.

INVENTORIES:    Both flat-roll segment and tubular segment inventories consist of raw material and finished goods. Cost for substantially all of the Company's inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. The Company did not have any lower of cost or net realizable value adjustments during fiscal 2024 or fiscal 2023. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items. Flat-roll raw material inventory consists of steel coils the Company will process into sheet and plate. Flat-roll finished goods consists of processed sheet and plate inventory. Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured.

The following is a summary of inventory by product group (in thousands):

	March 31,
	2024	2023
Flat-Roll raw material	$85,483	$63,113
Flat-Roll finished goods	17,030	13,082
Tubular raw material	4,185	5,193
Tubular finished goods	9,106	4,858
	$115,804	$86,246

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts to partially manage exposure to price risk. All of the futures contracts entered into during fiscal 2024 were classified as economic hedges of risk with mark-to-market ("MTM") accounting treatment. In prior fiscal years, the Company elected hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. SeeNote 7 for further information about the Company's derivative instruments.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. The Company did not identify any indicators of impairment during fiscal 2024 or fiscal 2023.

When property, plant and equipment is sold or otherwise disposed of, any gains or losses are reflected in income. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was approximately $0.1 million and $0.1 million at March 31, 2024 and 2023, respectively.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are a component of cost of products sold and shown discretely as "Delivery expense" on the consolidated statements of operations.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $3.0 million and $2.0 million in fiscal 2024 and fiscal 2023, respectively. The Company paid income taxes of approximately $3.9 million and $0.4 million in fiscal 2024 and fiscal 2023, respectively. During fiscal 2023, the Company issued 516,041 shares of common stock as part of the Plateplus business combination discussed in Note 2, resulting in non-cash investing activity of approximately $4.8 million. During fiscal 2023, there was a non-cash transaction of approximately $31,000 for the transfer of ownership of a life insurance policy maintained by the Company with respect to an officer from the Company to such officer upon his retirement.

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

Flat-roll segment sales to O'Neal Steel accounted for approximately 16% and 15% of total Company sales in fiscal 2024 and fiscal 2023, respectively. No other customers accounted for 10% or more of total Company sales for either fiscal year.

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

The Transaction resulted in the Company acquiring the assets noted above, for a total consideration of approximately $76.5 million, of which $71.7 million was cash consideration and $4.8 million related to 516,041 shares of the Company's common stock issued to the Seller. The fair value of the 516,041 shares issued was determined based on the closing market price of the Company’s common stock on April 29, 2022, the last trading day prior to the Acquisition Date. The Transaction was funded with net borrowings of approximately $71.9 million made under the Company's asset-based lending facility ("ABL Facility") provided by JPMorgan Chase Bank.

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

In fiscal 2023, the Company recorded one-time transaction specific costs of approximately $1.2 million as a component of "Selling, general and administrative" expenses on the consolidated statement of operations. Information about the debt issuance costs associated with the acquisition financing is provided in Note 4.

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

The following table summarizes the activity related to restricted stock units ("RSUs") for the two years ended March 31, 2024:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2022	139,523	$5.96
Granted	7,700	9.10
Vested	(46,857)	6.21
Unvested at March 31, 2023	100,366	$6.08
Granted	4,487	15.61
Vested	(40,366)	6.27
Unvested at March 31, 2024	64,487	$6.62

We measure compensation expense for RSUs at the market price of our common stock as of the grant date. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of approximately $0.2 million and $0.3 million in fiscal 2024 and fiscal 2023, respectively, relating to the RSUs issued under the Plan.

At  March 31, 2024 and 2023 unrecognized compensation expense related to unvested RSUs was approximately $0.1 million and $0.3 million, respectively, which is expected to be recognized over a weighted average period of approximately 0.8 years and 1.4 years, respectively.

As of March 31, 2024, a total of 117,998 shares were still available to be issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2024 or March 31, 2023.

On December 13, 2023, the Company repurchased 400,041 shares of the Company's common stock from Metal One Corporation for an aggregate repurchase of approximately $5.1 million. Also on  December 13, 2023, the Board of Directors authorized the repurchase, for retirement, of up to 1,045,774 additional shares of our common stock in open-market transactions or otherwise with the authorization expiring December 13, 2026. The Company did not repurchase any shares through the open market during fiscal 2024 or fiscal 2023 but did acquire 3,723 shares and 4,162 shares during fiscal 2024 and fiscal 2023, respectively, as employee withholding taxes paid on vested restricted stock.

4.   DEBT

The Company has a $150 million asset-based lending facility ("ABL Facility") in place with JPMorgan Chase Bank, N.A. as the arranging agent and BMO Harris Bank, N.A. as a one-third syndicated participant. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. At March 31, 2024, the Company had a balance of approximately $40.3 million under the ABL Facility with an applicable interest rate of 7.5%. At March 31, 2024, the Company's applicable borrowing base calculation supported access to approximately $103.0 million of the ABL Facility.

The Company incurred debt issuance costs of approximately $0.4 million in connection with the ABL Facility. The Company recorded these debt issuance costs as non-current other assets and is amortizing these costs on an equal monthly basis over the remaining term of the ABL facility.

5.   LEASES

The Company was assigned an operating lease associated with the real property and leasehold improvements for the Granite City, IL facility acquired from Plateplus pursuant to the transaction disclosed in Note 2. In January 2024, this lease was renewed with an expiration date of August 31, 2028 with optional renewal provisions for up to 4 renewal terms of five years each. The lease calls for monthly rental payments that adjust on an annual basis. The monthly rental payment in place at March 31, 2024 and remaining in place until adjustment in September 2024 is approximately $13,000 per month. The anticipated execution of renewal options for this lease is included in the ROU asset and lease liability calculation. In February 2024, the Company commenced an operating lease for administrative office space in The Woodlands, TX. This lease is for 60 months with an expiration date of February 28, 2029 and a renewal option for one additional 60 month term. The lease calls for monthly rental payments that adjust on an annual basis. The monthly rental payment in place at March 31, 2024 and remaining in place until adjustment in March 2025 is approximately $11,000 per month. The Company’s lease of its office space in Longview, Texas is the only other operating lease included in the Company's ROU assets and lease liabilities. This lease was renewed in April 2024 for a 36 month term expiring on April 30, 2027 with monthly rental payments of approximately $5,000. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of approximately $0.5 million and a monthly payment of approximately $9,000.

The components of expense related to leases were as follows for the fiscal years ended March 31, 2024 and 2023 (in thousands):

	Fiscal 2024	Fiscal 2023
Finance lease – amortization of ROU asset	$106	$105
Finance lease – interest on lease liability	3	4
Operating lease expense	234	127
	$343	$236

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2024 and 2023 (in thousands):

	March 31, 2024	March 31, 2023	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$2,841	$1,270	Operating lease right-of-use asset
Finance lease right-of-use asset	404	430	Property, plant & equipment
Total right-of-use assets	$3,245	$1,700

Liabilities
Operating lease liability, current	$101	$101	Accrued expenses
Finance lease liability, current	54	107	Current portion of finance lease
Operating lease liability, non-current	2,782	1,168	Non-current lease liabilities
Finance lease liability, non-current	—	54	Non-current lease liabilities
Total lease liabilities	$2,937	$1,430

As of March 31, 2024, the weighted-average remaining lease term was 20.4 years for operating leases and 0.5 years for finance leases. The weighted average discount rate was 7.5% for operating leases and 1.9% for finance leases.

Maturities of lease liabilities as of March 31, 2024were as follows (in thousands):

	Operating	Finance
	Leases	Leases
Fiscal 2025	299	54
Fiscal 2026	303	—
Fiscal 2027	311	—
Fiscal 2028	319	—
Fiscal 2029 and beyond	5,043	—
Total undiscounted lease payments	$6,275	$54
Less: imputed interest	(3,392)	—
Present value of lease liability	$2,883	$54

6.   PROPERTY, PLANT AND EQUIPMENT

In October 2022, the Company completed its new facility in Sinton, Texas, which is part of the flat-roll product segment (previously referred to as the coil product segment) at a total completed cost of approximately $22.2 million. The new facility is on the campus of Steel Dynamics, Inc.'s (“SDI”) new flat roll steel mill in Sinton, Texas and consists of an approximately 70,000 square foot building located on approximately 26.5 acres leased from SDI under a 99-year agreement with an annual rental payment of $1. The facility is equipped with a stretcher leveler cut-to-length line that is capable of handling material up to 1” thick, widths up to 96” and yields exceeding 100,000 psi.

At March 31, 2024, the Company's construction in process balance of approximately $2.0 million consisted primarily of approximately $1.8 million associated with a processing line upgrade at the Decatur, AL facility. The total estimated cost of this project is $2.2 million with completion expected during the June 30, 2024 quarter. The remaining construction in process balance is comprised of several smaller projects.

Depreciation expense was approximately $3.0 million and $2.5 million for fiscal 2024 and fiscal 2023, respectively.

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

At March 31, 2024, the Company did not have any hot-rolled coil futures contracts designated as hedging instruments and classified as cash flow hedges. At March 31, 2023, the Company held hot-rolled coil futures contracts which were designated as hedging instruments and classified as cash flow hedges, as hedges of variable sales prices. Accordingly, realized and unrealized gains and losses associated with the instruments were reported as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings.

During fiscal 2024 and fiscal 2023, the Company also entered into hot-rolled coil futures contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings for these periods.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2024 (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives not designated as hedging instruments:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts	Current portion of derivative assets	$74	Current portion of derivative liability	$1,686

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

At March 31, 2024, the Company reported approximately $33,000 in "Accounts payable and accrued expenses" on its Consolidated Balance Sheet related to futures contracts for the month of March 2024 that had reached expiration but were pending cash settlement. At March 31, 2023, the Company reported approximately $1.6 million in "Other current assets" on its Consolidated Balance Sheet related to futures contracts for the month of March 2023 that had reached expiration but were pending cash settlement.

The Company did not have any open cash flow hedges at March 31, 2024 or  March 31, 2023.

The following table summarizes the pre-tax gain recognized in other comprehensive income and the loss reclassified from accumulated other comprehensive income into earnings for derivative financial instruments designated as cash flow hedges for the twelve months ended March 31, 2024 and 2023 (in thousands):

		Location of Loss	Pre- Tax
	Pre-Tax Gain	Reclassified	Loss Reclassified from
	Recognized in OCI	from AOCI into Net Earnings	AOCI into Net Earnings

For the twelve months ended March 31, 2024
Hot-rolled coil steel contracts	$—	Sales	$(418)
Total	$—		$(418)

For the twelve months ended March 31, 2023
Hot-rolled coil steel contracts	$9,005	Sales	$(4,116)
Total	$9,005		$(4,116)

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2024 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2024
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$1,848

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2023 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2023
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$9,306

The notional amount (quantity) of our derivative instruments not designated as hedging instruments at March 31, 2024 consisted of 24,300 tons of short positions with maturity dates ranging from May 2024 to December 2024 and 4,500 tons of long positions with maturity dates ranging from April 2024 to May 2024.

The following tables reflect the change in accumulated other comprehensive income (loss), net of tax, for the periods presented (in thousands):

Gain (Loss) on
Derivatives
Balance at March 31, 2023	$(317)
Other comprehensive income, net of loss, before reclassification	—
Total loss reclassified from AOCI (1)	317
Net current period other comprehensive income	317
Balance at March 31, 2024	$—

(1) The loss reclassified from AOCI is presented net of taxes of approximately $0.1 million which are included in provision for income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2024.

Gain (Loss) on
Derivatives
Balance at March 31, 2022	(10,269)
Other comprehensive income, net of loss, before reclassification	6,830
Total loss reclassified from AOCI (1)	3,122
Net current period other comprehensive income	9,952
Balance at March 31, 2023	(317)

(1) The loss reclassified from AOCI is presented net of taxes of approximately $1.0 million which are included in provision for income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2023.

At March 31, 2024 and 2023, cash of approximately $3.0 million and $2.4 million, respectively, was held by our clearing agent to collateralize our open derivative positions. These cash requirements are included in "Other current assets" on the Company's Consolidated Balance Sheets at March 31, 2024 and 2023.

8.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At March 31, 2024, our financial liabilities, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(1,612)	$—	$—	$(1,612)
Total	$(1,612)	$—	$—	$(1,612)

At  March 31, 2023, our financial liabilities, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(1,676)	$—	$—	$(1,676)
Total	$(1,676)	$—	$—	$(1,676)

At March 31, 2024 and 2023, the Company did not have any fair value measurements on a non-recurring basis.

9. EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information (in thousands, except for share data):

	Year Ended March 31,
	2024	2023
Numerator (basic and diluted)
Net earnings	$17,345	$21,344
Less: Allocation to unvested restricted stock units	$177	$329
Net earnings attributable to common shareholders	17,168	21,015

Denominator (basic and diluted)
Weighted average common shares outstanding	7,183,702	7,216,142

For fiscal 2024 and fiscal 2023, the Company allocated dividends and undistributed earnings to the unvested restricted stock units.

As the restricted stock qualifies as participating securities, the following restricted stock units were not accounted in the computation of weighted average diluted common shares outstanding under the two-class method:

	Year Ended March 31,
	2024	2023
Restricted Stock Units	48,049	55,546

10.   INCOME TAXES

Components of tax expense (benefit) are as follows (in thousands):

	Year Ended March 31,
	2024	2023
Federal
Current	$4,248	$2,135
Deferred	473	3,425
	4,721	5,560
State
Current	927	1,384
Deferred	321	(99)
	1,248	1,285
Total	$5,969	$6,845

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31,
	2024	2023
Income tax expense at U.S. federal statutory rate	21.0%	21.0%
Current year state and local income taxes net of federal income tax benefit	4.3	3.5
Other	0.3	(0.3)
Provision for income taxes	25.6%	24.2%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2021 through March 31, 2023. State and local returns may be subject to examination for fiscal years ended March 31, 2020 through March 31, 2023.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows (in thousands):

	March 31,
	2024	2023
Deferred tax liabilities:
Depreciation	$(6,451)	$(5,786)
Total deferred tax liabilities	(6,451)	(5,786)
Deferred tax assets:
Unrealized derivative loss - OCI	—	106
Inventory capitalization	552	548
Postretirement benefits other than pensions	26	25
Restricted stock compensation	77	91
Unrealized loss - mark to market derivatives	403	526
Other	136	133
Total deferred tax assets	1,194	1,429
Net deferred tax liability	$(5,257)	$(4,357)

11.   OTHER COMPREHENSIVE INCOME

The following table summarizes the tax effects on each component of Other Comprehensive Income for the periods presented (in thousands):

	Twelve Months Ended March 31, 2024
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$418	$(101)	$317
Other comprehensive income	$418	$(101)	$317

	Twelve Months Ended March 31, 2023
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$13,121	$(3,169)	$9,952
Other comprehensive income	$13,121	$(3,169)	$9,952

12.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

Employees may elect to participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed six months of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $0.5 million and $0.1 million for the years ended  March 31, 2024 and 2023, respectively.

The retirement portion of the Plan covers substantially all employees, including officers. Any contributions are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees. The Company did not make a contribution to the retirement portion of the Plan in fiscal 2024. For fiscal 2023, the Company's contribution expense was approximately $0.4 million. Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

13.   INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: flat-roll and tubular. The Company’s flat-roll operations consists primarily of converting steel coils into flat sheet and plate steel cut to customer specifications. Through its tubular operations, the Company purchases, processes, manufactures and markets tubular products. The following is a summary of significant financial information relating to the product groups (in thousands):

	Year Ended March 31,
	2024	2023
NET SALES:
Flat-Roll	$472,774	$485,641
Tubular	43,477	61,901
TOTAL NET SALES	$516,251	$547,542
OPERATING PROFIT:
Flat-Roll	$33,226	$23,421
Tubular	2,980	8,641
TOTAL OPERATING PROFIT	36,206	32,062
General corporate expenses	(11,688)	(10,988)
Gain on economic hedges of risk	1,848	9,306
Interest expense	(3,072)	(2,218)
Other income	20	27
TOTAL EARNINGS BEFORE INCOME TAXES	$23,314	$28,189
IDENTIFIABLE ASSETS:
Flat-Roll	$205,797	$179,780
Tubular	19,589	15,858
	225,386	195,638
General corporate assets	4,633	3,674
TOTAL ASSETS	$230,019	$199,312

DEPRECIATION:
Flat-Roll	$2,637	$2,097
Tubular	317	330
Corporate and other	116	99
	$3,070	$2,526
CAPITAL EXPENDITURES:
Flat-Roll	$5,176	$16,328
Tubular	510	125
Corporate and other	106	1
	$5,792	$16,454

Operating profit is total net sales less operating expenses, excluding general corporate expenses, gain on economic hedges, interest expense and other income. General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, bad debts, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2024 and 2023, corporate assets consisted primarily of cash, restricted cash, unamortized debt issuance costs and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

14.   REVENUE

Revenue is generated primarily from contracts to manufacture or process steel products. Most of the Company’s revenue is generated by sales of material out of the Company’s inventory but a portion of the Company’s revenue is derived from processing or storage of customer owned material. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenues are recorded net of any sales incentives. Shipping and other transportation costs charged to customers are treated as fulfillment activities and are recorded in both revenue and cost of sales at the time control is transferred to the customer. Costs related to obtaining sales contracts are incidental and expensed when incurred. Because customers are invoiced at the time title transfers and the Company’s rights to consideration are unconditional at that time, the Company does not maintain contract asset balances. Additionally, the Company does not maintain contract liability balances, as performance obligations are satisfied prior to customer payment for product. The Company offers industry standard payment terms.

The Company has two reportable segments: Flat-Roll and Tubular. Flat-roll primarily generates revenue from cutting to length hot-rolled steel coils. Flat-roll segment revenue consists of two product types: Company Owned Flat-Roll Products and Processing or Storage of Customer Owned Coil. Tubular primarily generates revenue from selling steel pipe it has manufactured resulting in a single product type: Manufactured Pipe.

The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended  March 31, 2024 and 2023, respectively (in thousands):

	Fiscal Year Ended March 31,
	2024	2023
Flat-Roll Segment:
Company Owned Flat-Roll Products	$467,510	$482,890
Processing or Storage of Customer Owned Coil	5,264	2,751
	$472,774	$485,641
Tubular Segment:
Manufactured Pipe	$43,477	$61,901
	$43,477	$61,901

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FRIEDMAN INDUSTRIES, INCORPORATED

(In thousands)

Description	Balance at
	Beginning			Balance at
	of Period	Additions (A)	Deductions (B)	End of Period
Year ended March 31, 2024
Allowance for credit losses and cash discounts (deducted from related asset account)	$183	$—	(86)	$97
Year ended March 31, 2023
Allowance for credit losses and cash discounts (deducted from related asset account)	$85	$98	—	$183

(A)	Additions consist of charges to bad debt expense of approximately $98 in fiscal 2023.
(B)	Deductions consist of accounts receivable written off of approximately $38, accompanied with collections of previously reserved accounts of $48 for fiscal 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

June 11, 2024

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on Internal Control over Financial Reporting

We have audited Friedman Industries, Incorporated and subsidiary’s (the “Company”) internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of Friedman Industries, Incorporated and subsidiary as of March 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”) and our report dated June 11, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

June 11, 2024

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

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was effective at March 31, 2024.

Changes in Internal Control over Financial Reporting

For our prior fiscal year, management concluded certain material weaknesses existed relating to our financial closing and reporting process. During fiscal 2024, the Company executed a remediation plan which involved a combination of implementing new internal controls and improving the performance and documentation of previously existing controls. As a result of these efforts, management was able to conclude that all previously identified material weaknesses were remediated and no additional material weaknesses were identified.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of steel products and operates in two reportable segments: flat-roll products and tubular products. The flat-roll segment was previously referred to as the coil segment. The Company is now using flat-roll to describe the segment due to it being a more common term used in the Company's industry.

 The flat-roll product segment consists of the operation of five hot-rolled coil processing facilities located in Hickman, Arkansas; Decatur, Alabama; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas. The facilities in Granite City and East Chicago were acquired on April 30, 2022 from Plateplus, Inc ("Plateplus"). More information about the Plateplus transaction can be found in Note 2 to the consolidated financial statements. The facility in Sinton is a newly constructed facility that commenced operations during October 2022. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The equipment at all locations improve the flatness and surface quality of the coils and cut the coils into sheet and plate of prescribed lengths. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 16 gauge to 1” thick in widths ranging from 36” wide to 96” wide. The vast majority of flat-roll product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned coils on a fee basis.

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

RESULTS OF OPERATIONS

Year ended March 31, 2024 compared to year ended March 31, 2023

During the year ended March 31, 2024 ("fiscal 2024"), sales and costs of materials sold decreased approximately $31.3 million and $39.3 million, respectively, and gross margin increased approximately $8.0 million from the comparable amounts recorded during the year ended March 31, 2023 (“fiscal 2023”). The decrease in sales was primarily related to a decline in the average selling price per ton partially offset by an increase in sales volume. Sales volume for fiscal 2024 consisted of approximately 509,000 tons from inventory and another 101,000 tons of toll processing customer owned material compared to fiscal 2023 volume consisting of approximately 467,000 tons from inventory and 48,000 tons of toll processing. The growth in sales volume was primarily related to the Sinton, TX facility operating for the full fiscal 2024 period compared to commencing operations in October 2022 of the fiscal 2023 period. Gross margin increased from approximately $91.1 million for fiscal 2023 to approximately $99.1 million for fiscal 2024. Gross margin is calculated as net sales minus cost of materials sold. Gross margin as a percentage of sales increased from approximately 16.6% in fiscal 2023 to approximately 19.2% in fiscal 2024.

Our operating results are significantly impacted by the market price of hot-rolled steel coil ("HRC"). The Company experienced significant volatility in steel price during both fiscal 2024 and fiscal 2023. Entering fiscal 2023, HRC prices experienced a sharp and abrupt increase in reaction to the Russian invasion of Ukraine increasing approximately 60% from March 2022 to April 2022. HRC prices then declined approximately 60% until the middle of December 2022. From December 2022 until April 2023, domestic steel producers announced several rounds of price increases with HRC prices increasing approximately 95% during this time. From the middle of April 2023 and until early October 2023, HRC prices declined approximately 45%. From early October 2023 through December 2023, HRC prices increased approximately 66%. From January 2024 through the end of fiscal 2024, HRC prices decreased approximately 25%. For both fiscal 2024 and fiscal 2023, the Company experienced the strongest margins in the first quarter of each year followed by lower margins in the second and third quarters and concluding with margin improvement for the fourth quarter.

Flat-Roll Segment

Flat-roll product segment sales for fiscal 2024 totaled approximately $472.8 million compared to approximately $485.6 million for fiscal 2023. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any hedging related gains or losses that are captured in sales and any sales generated from processing or storage of customer owned material. Flat-roll segment sales for fiscal 2024 were reduced by approximately $0.4 million for the recognition of hedging related losses. Flat-roll segment sales for fiscal 2023 were reduced by approximately $4.1 million for the recognition of hedging related losses. Sales generated from processing or storage of customer owned material totaled approximately $5.3 million for fiscal 2024 compared to approximately $2.8 million for fiscal 2023. Sales generated from flat-roll segment inventory, excluding the impact of any hedging related gains or losses, totaled approximately $467.9 million for fiscal 2024 compared to approximately $486.9 million for fiscal 2023. The average per ton selling price related to these shipments decreased from approximately $1,131 per ton in fiscal 2023 to approximately $987 per ton in fiscal 2024. Flat-roll segment sales volume for fiscal 2024 consisted of approximately 474,000 tons from inventory and another 101,000 tons of toll processing customer owned material compared to fiscal 2023 volume consisting of approximately 430,500 tons from inventory and 48,000 tons of toll processing. The growth in sales volume was primarily related to the Sinton, TX facility operating for the full fiscal 2024 period compared to commencing operations in October 2022 of the fiscal 2023 period. Flat-roll segment operations recorded operating profits of approximately $33.2 million and $23.4 million in fiscal 2024 and fiscal 2023, respectively. Operating profit for fiscal 2024 includes recognized net losses on hedging activities of approximately $0.4 million while fiscal 2023 operating profit included recognized net losses on hedging activities of approximately $4.1 million.

The Company’s flat-roll segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2024 totaled approximately $43.5 million compared to approximately $61.9 million for fiscal 2023. Tubular segment sales for fiscal 2024 and fiscal 2023 were not impacted by any hedging related gains or losses. Sales decreased due to a decline in the average selling price per ton, accompanied by a slight decline in the volume sold. The average per ton selling price decreased from approximately $1,700 per ton for fiscal 2023 to approximately $1,239 per ton for fiscal 2024. Tons sold decreased from approximately 36,500 tons in fiscal 2023 to approximately 35,000 tons in fiscal 2024. Tubular segment operations recorded operating profits of approximately $3.0 million and $8.6 million for fiscal 2024 and 2023, respectively.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Selling, General and Administrative Costs

During fiscal 2024, selling, general and administrative costs decreased approximately $0.8 million compared to fiscal 2023. This decrease is primarily related to fiscal 2023 containing one-time costs associated with the Plateplus transaction with this decrease being partially offset by increased payroll and benefits in fiscal 2024 associated with a higher employee count.

Income Taxes

Income taxes decreased from a provision for fiscal 2023 of approximately $6.8 million to a provision for fiscal 2024 of approximately $6.0 million. This decrease was related primarily to lower earnings before tax for fiscal 2024 compared to fiscal 2023.

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 3.1 and 3.2 at March 31, 2024 and 2023, respectively. Working capital was approximately $116.0 million at March 31, 2024 and $98.6 million at March 31, 2023.

During the year ended March 31, 2024, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. The ending balance of cash and restricted cash was comparable year over year with cash generated from operating activities and cash provided by financing activities slightly exceeding cash used for the purchase of property, plant and equipment. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company has a $150 million asset-based lending facility ("ABL Facility") in place with JPMorgan Chase Bank, N.A. as the arranging agent and BMO Harris Bank, N.A. as a one-third syndicated participant. The ABL Facility matures on May 19, 2026 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. At March 31, 2024, the Company had a balance of approximately $40.3 million under the ABL Facility with an applicable interest rate of 7.5%. At March 31, 2024, the Company's applicable borrowing base calculation supported access to approximately $103.0 million of the ABL Facility. As of the filing date of this Form 10-K, the Company had borrowings of approximately $34.9 million outstanding under the ABL Facility and the Company's most recent borrowing base calculation provided access to approximately $114.5 million of the ABL Facility.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 12 months.

HEDGING ACTIVITIES

The Company utilizes hot-rolled coil futures to manage price risk on unsold inventory and longer-term fixed price sales agreements. The Company has elected hedge accounting for some of its hedging activities previously but most recently the Company has classified its hedging activities as economic hedges of risk with mark-to-market ("MTM") accounting treatment. Hedging decisions are intended to protect the value of the Company's inventory and produce more consistent financial results over price cycles. The Company recognized a loss related to futures designated for hedge accounting of approximately $0.4 million for fiscal 2024 with all of this recognition occurring during the first fiscal quarter ended June 30, 2023. For fiscal 2024, the Company recognized a gain related to economic hedges of risk of approximately $1.8 million. With MTM accounting treatment it is possible that hedging related gains or losses might be recognized in a different fiscal quarter or fiscal year than the corresponding improvement or contraction in our physical margins. See Note 7 for additional information related to the Company's hedging activities.

OUTLOOK

The Company expects sales volume for its first quarter of fiscal 2025 to be similar to the sales volume for the fourth quarter of fiscal 2024 despite the first quarter having half a month of planned downtime for new equipment installation at our Decatur facility and our Sinton facility having a week of planned maintenance downtime. The Company expects first quarter margins to be lower than fourth quarter margins due to declining HRC prices during the first quarter but anticipates the lower margin to be offset by hedging gains. As of the filing date of this Form 10-K, hedging gains for the first quarter of fiscal 2025 totaled approximately $5.3 million.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2024 and fiscal 2023, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company may make certain statements that contain forward-looking information (as defined in the Private Securities Litigation Reform Act of 1996, as amended) and that involve risk and uncertainty. Such statements may include those risks disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this report. These forward-looking statements may include, but are not limited to, future changes in the Company’s financial condition or results of operations, future production capacity, product quality and proposed expansion plans. Forward-looking statements may be made by management orally or in writing including, but not limited to, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of the Company’s filings with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company’s Annual Report on Form 10-K and its other Quarterly Reports on Form 10-Q. Forward-looking statements include those preceded by, followed by or including the words “will,” “expect,” “intended,” “anticipated,” “believe,” “project,” “forecast,” “propose,” “plan,” “estimate,” “enable,” and similar expressions, including, for example, statements about our business strategy, our industry, our future profitability, growth in the industry sectors we serve, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions, and estimates and projections of future activity. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Although forward-looking statements reflect our current beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, changes in the demand for and prices of the Company’s products, changes in government policy regarding steel, changes in the demand for steel and steel products in general and the Company’s success in executing its internal operating plans, changes in and availability of raw materials, unplanned shutdowns of our production facilities due to equipment failures or other issues, increased competition from alternative materials and risks concerning innovation, new technologies, products and increasing customer requirements. Accordingly, undue reliance should not be placed on our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent law requires.

TEN YEAR FINANCIAL SUMMARY (Unaudited)

(In thousands, except for share, per share and percentage data)

	Year Ended March 31
							2018
	2024	2023	2022	2021	2020	2019	As Adjusted	2017*	2016*	2015*
Net sales	$516,251	$547,542	$285,235	$126,103	$142,102	$187,154	$121,157	$77,756	$81,631	$108,323
Net earnings (loss)	$17,345	$21,344	$14,066	$11,424	$(5,249)	$5,100	$3,934	$(2,679)	$294	$382
Current assets	$170,064	$143,656	$125,362	$77,535	$65,212	$74,456	$67,269	$45,433	$49,702	$50,117
Current liabilities	$54,107	$45,088	$60,811	$29,072	$9,645	$12,365	$11,031	$2,357	$2,866	$2,651
Working capital	$115,957	$98,568	$64,551	$48,462	$55,566	$62,091	$56,239	$43,076	$46,836	$47,466
Total assets	$230,019	$199,312	$159,275	$95,009	$77,344	$86,602	$81,653	$63,263	$66,890	$66,958
Stockholders’ equity	$127,475	$115,432	$79,687	$65,340	$66,865	$72,482	$68,575	$60,356	$63,239	$63,217
Net earnings (loss) as a percentage of Net sales	3.4	3.9	4.9	9.1	(3.7)	2.7	3.2	(3.4)	0.4	0.4
Weighted average number of common shares outstanding:
Basic	7,183,702	7,216,142	6,623,769	7,027,707	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444	6,799,444
Per share
Net earnings (loss) per share:
Basic	$2.39	$2.91	$2.04	$1.63	$(0.75)	$0.73	$0.56	$(0.39)	$0.04	$0.06
Cash dividends per common share	$0.10	$0.08	$0.08	$0.08	$0.10	$0.19	$0.05	$0.04	$0.04	$0.07

* The figures for fiscal years 2015 to 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2015 to 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2023.