Form 10-K, Exhibit 13
period 2025-03-31
FRIEDMAN INDUSTRIES INC
filed 2025-06-12
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2025

2025

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
	Fiscal 2025	Fiscal 2024
Net sales	$444,600	$516,251
Net earnings	$6,085	$17,345
Net earnings per share (Basic)	$0.87	$2.39
Cash dividends per share	$0.16	$0.10
Stockholders’ equity	$132,425	$127,475
Working capital	$128,143	$115,957

TO OUR SHAREHOLDERS:

We are pleased to report $6.1 million of net earnings for fiscal 2025 in a year that presented challenging steel price trends combined with complex economic and political factors. This year highlights the benefit of our hedging capabilities as we successfully overcame price volatility to expand profitable results. We remained in a strong financial position at year-end and able to capitalize on both short-term and long-term growth opportunities.

Our sales volume of Company owned inventory for the year was steady compared to the prior year at approximately 500,000 tons. We are pleased with our volume stability given the adverse impact of downtime for equipment upgrades, challenging conditions for some of our customers and political uncertainty leading up to the presidential election. We are also happy to report that our newest facility in Sinton, Texas reached full capacity during the year and contributed the highest profit margin among all our facilities.

Fiscal 2025 was a challenging year for margins due to the trend of hot-rolled coil (“HRC”) prices. The year started with HRC prices on a downward trend that continued until August. Prices remained stable at the bottom of the price cycle until February with prices then increasing through the end of the fiscal year. As a result, our first three quarters experienced challenging physical margins offset by hedging gains and we ended with a strong fourth quarter supported by improved physical margins.

We moved our stock exchange listing to Nasdaq’s highest listing tier, the Nasdaq Global Select Market, shortly after fiscal year-end. As we grow, we need to increase our market visibility and attract more investor capital. We believe listing on Nasdaq aligns with our goal of building Friedman’s long-term equity value by providing more potential for improved trading liquidity, as well as increased institutional ownership and capital inflows.

I continue to see value in Friedman today along with significant opportunities for growth in the future.  Thank you for your support and investment in our Company.

You are invited to attend the Annual Meeting of Shareholders scheduled to start at 9:00 a.m. (Central Time) on Thursday, September 18, 2025, in the offices of Norton Rose Fulbright US LLP, 1550 Lamar, Suite 2000, Houston, Texas 77010.

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

48 Wall Street, 23rd Floor

New York, NY 10043

* Information on our websites is expressly not incorporated by reference into this document.

DIRECTORS

Durga D. Agrawal

President, Piping Technology & Products, Inc. (pipe fabrication)

Houston, Texas

Michael Hanson

Retired, formerly, Vice President of Sales and Marketing for North Star BlueScope Steel LLC (steel mill)

Ottawa Hills, Ohio

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

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2025, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

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

The Company sells flat-roll products and processing services to approximately 442 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are steel distributors and customers manufacturing steel products such as steel buildings, railroad cars, barges, tanks and containers, trailers, component parts and other fabricated steel products.

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

The Company sells its tubular products nationally to approximately 82 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, flat-roll and tubular products, is contained in Note 12 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2025		Fiscal 2024
	High	Low	High	Low
First Quarter	$19.52	$13.78	$12.70	$9.53
Second Quarter	19.12	13.71	18.31	11.97
Third Quarter	18.48	13.40	16.48	9.50
Fourth Quarter	17.80	13.93	19.33	15.01

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2025	Fiscal 2024
First Quarter	$0.04	$0.02
Second Quarter	0.04	0.02
Third Quarter	0.04	0.02
Fourth Quarter	0.04	0.04

The Company’s Common Stock is traded principally on the Nasdaq Global Select (trading symbol FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 25, 2025 was 150. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

ASSETS

	March 31,
	2025	2024
CURRENT ASSETS:
Cash	$3,686	$2,891
Accounts receivable, net of allowances for credit losses and cash discounts of $147 and $97 at March 31, 2025 and 2024, respectively	47,476	47,329
Inventories	113,689	115,804
Current portion of derivative assets	636	74
Other current assets	980	3,966
TOTAL CURRENT ASSETS	166,467	170,064
PROPERTY, PLANT AND EQUIPMENT:
Land	1,572	1,670
Buildings and yard improvements	30,393	30,900
Machinery and equipment	57,970	53,607
Construction in process	135	1,977
Less accumulated depreciation	(33,819)	(31,396)
	56,251	56,758
OTHER ASSETS:
Operating lease right-of-use asset	2,841	2,841
Other assets	1,263	356
TOTAL ASSETS	$226,822	$230,019

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2025	2024
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$35,304	$43,886
Income taxes payable	647	2,213
Dividends payable	279	279
Employee compensation and related expenses	1,807	5,989
Current portion of financing lease	—	54
Current portion of derivative liability	287	1,686
TOTAL CURRENT LIABILITIES	38,324	54,107

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	115	105
DEFERRED INCOME TAX LIABILITY	5,478	5,257
NON-CURRENT LEASE LIABILITIES	2,752	2,782
ASSET BASED LENDING FACILITY	47,728	40,293
TOTAL LIABILITIES	94,397	102,544
COMMITMENTS AND CONTINGENCIES (SEE NOTE 11)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 8,877,229 shares and 8,873,203 shares at March 31, 2025 and 2024, respectively	8,877	8,873
Additional paid-in capital	35,394	35,247
Treasury stock at cost ( 1,906,693 shares and 1,896,892 shares at March 31, 2025 and 2024, respectively)	(13,100)	(12,929)
Retained earnings	101,254	96,284
TOTAL STOCKHOLDERS’ EQUITY	132,425	127,475
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$226,822	$230,019

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended March 31,
	2025	2024
Net Sales	$444,600	$516,251
Costs and expenses:
Cost of materials sold (excludes items shown separately below)	365,648	412,395
Processing and warehousing expense	33,477	31,438
Delivery expense	23,228	23,791
Selling, general and administrative	16,171	21,039
Depreciation and amortization	3,291	3,070
	441,815	491,733
Gain on disposal of property, plant and equipment	258	—
EARNINGS FROM OPERATIONS	3,043	24,518
Gain on economic hedges of risk	7,598	1,848
Interest expense	(2,953)	(3,072)
Other income	5	20
EARNINGS BEFORE INCOME TAXES	7,693	23,314
Provision for income taxes:
Current	1,387	5,175
Deferred	221	794
	1,608	5,969
NET EARNINGS	$6,085	$17,345
Net earnings per share:
Basic	$0.87	$2.39
Diluted	$0.87	$2.39
Cash dividends declared per common share	$0.16	$0.10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended March 31,
	2025	2024
Net earnings	$6,085	$17,345
Other comprehensive income:
Cash flow hedges, net of tax	—	317
	—	317
Comprehensive income	$6,085	$17,662

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Accumulated
		Other
		Comprehensive	Additional
	Common	Income,	Paid-In	Treasury	Retained
	Stock	Net of Tax	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2023	$8,869	$(317)	$35,005	$(7,778)	$79,653	$115,432
Net earnings	—	—	—	—	17,345	17,345
Other comprehensive income	—	317	—	—	—	317
Issuance of restricted stock	4	—	(4)	—	—	—
Paid in capital – restricted stock units	—	—	246	—	—	246
Repurchase of shares	—	—	—	(5,151)	—	(5,151)
Cash dividends ($0.10 per share)	—	—	—	—	(714)	(714)
BALANCE AT MARCH 31, 2024	$8,873	$—	$35,247	$(12,929)	$96,284	$127,475
Net earnings	—	—	—	—	6,085	6,085
Issuance of restricted stock	4	—	(4)	—	—	—
Paid in capital – restricted stock units	—	—	151	—	—	151
Repurchase of shares	—	—	—	(171)	—	(171)
Cash dividends ($0.16 per share)	—	—	—	—	(1,115)	(1,115)
BALANCE AT MARCH 31, 2025	$8,877	$—	$35,394	$(13,100)	$101,254	$132,425

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands)

	Year Ended March 31,
	2025	2024
OPERATING ACTIVITIES
Net earnings	$6,085	$17,345
Adjustments to reconcile net earnings to cash provided by (used in) operating activities:
Depreciation and amortization	3,291	3,070
Deferred taxes	221	794
Compensation expense for restricted stock	151	246
Change in post-retirement benefits	10	9
Gain recognized on open derivatives not designated for hedge accounting	(1,961)	(64)
Deferred realized loss on derivatives	—	418
Gain on disposal of property, plant and equipment	(258)	—
Right-of-use asset	30	41
Decrease (increase) in operating assets:
Accounts receivable	(147)	2,038
Inventories	2,115	(29,558)
Other current assets	442	1,173
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	(8,641)	7,039
Income taxes payable	(1,566)	1,439
Employee compensation and related expenses	(4,182)	1,339
Contribution to retirement plan	—	(350)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,410)	4,979
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,002)	(5,792)
Proceeds from sale of assets	1,575	—
Deposit on steel processing equipment	(1,000)	—
Increase in cash surrender value of officers’ life insurance	(7)	(13)
NET CASH USED IN INVESTING ACTIVITIES	(3,434)	(5,805)
FINANCING ACTIVITIES
Cash dividends paid	(1,115)	(581)
Cash paid for principal portion of finance lease	(54)	(107)
Cash paid for share repurchases	(171)	(5,151)
Borrowings on asset based lending facility	649,494	831,436
Repayments on asset based lending facility	(642,059)	(824,260)
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,095	1,337
INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(1,749)	511
CASH AND RESTRICTED CASH AT BEGINNING OF PERIOD	5,897	5,386
CASH AND RESTRICTED CASH AT END OF PERIOD	$4,148	$5,897

Cash and restricted cash at March 31, 2025 and 2024 included approximately $0.5 million and $3.0 million, respectively, of cash required to collateralize open derivative positions. These amounts are reported in "Other current assets" on the Company's consolidated balance sheets at March 31, 2025 and 2024.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

RECLASSIFICATIONS:   The consolidated financial statements for the previous fiscal year may include certain reclassifications to conform to the current presentation. To conform with the current year presentation, the reporting classification of certain accounts and transactions was reclassified between “Cost of materials sold” and “Processing and warehousing expense”. The total impact of this reclassification was a $4.7 million decrease to “Cost of materials sold” and a $4.7 million increase to “Processing and warehousing expense”. This reclassification had no impact on previously reported, earnings from operations, net earnings or stockholder's equity.

REVENUE RECOGNITION:    Revenue is generated primarily from contracts to manufacture or process steel products and is recognized when performance obligations are complete. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenue is recorded in an amount that reflects the consideration expected to be received in exchange for those goods or services. See Note 13 for further information.

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for credit losses and cash discounts allowed, represents their estimated net realizable value. The Company estimates its allowance for credit losses based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was approximately $0.1 million at both  March 31, 2025 and 2024.

INVENTORIES:    Both flat-roll segment and tubular segment inventories consist of raw material and finished goods. Cost for substantially all of the Company's inventory is determined using the average cost method. All inventories are valued at the lower of cost or net realizable value. The Company did not have any lower of cost or net realizable value adjustments during fiscal 2025 or fiscal 2024. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items. Flat-roll raw material inventory consists of steel coils the Company will process into sheet and plate. Flat-roll finished goods consists of processed sheet and plate inventory. Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured.

The following is a summary of inventory by product group (in thousands):

	March 31,
	2025	2024
Flat-Roll raw material	$85,865	$85,483
Flat-Roll finished goods	15,737	17,030
Tubular raw material	7,055	4,185
Tubular finished goods	5,032	9,106
	$113,689	$115,804

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts to partially manage exposure to price risk. All of the futures contracts entered into during fiscal 2025 and fiscal 2024 were classified as economic hedges of risk with mark-to-market ("MTM") accounting treatment. In prior fiscal years, the Company elected hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. See Note 6 for further information about the Company's derivative instruments.

PROPERTY, PLANT AND EQUIPMENT:    Property, plant and equipment is stated at cost except for assets acquired through business combination which are stated at their acquisition date fair value. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings (in years)	15 to 40
Machinery and equipment (in years)	10 to 30
Land improvements (in years)	5 to 15
Furniture (in years)	5 to 10
Equipment - Technology (in years)	2 to 5
Buildings - Small Remodel/Furnace/HVAC (in years)	10 to 15

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. The Company did not identify any indicators of impairment during fiscal 2025 or fiscal 2024.

When property, plant and equipment is sold or otherwise disposed of, any gains or losses are reflected in income. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale.

Maintenance and repairs are expensed as incurred.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:    The Company maintains life insurance policies on each officer. From time to time and in its discretion, the Board of Directors of the Company has approved the transfer of the applicable policy to an officer upon their retirement. The Company’s accrued liability for these potential future transfers was approximately $0.1 million at both  March 31, 2025 and 2024.

SHIPPING COSTS:    Sales are increased for freight billed to customers and freight costs are a component of cost of products sold and shown discretely as "Delivery expense" on the consolidated statements of operations.

SUPPLEMENTAL CASH FLOW INFORMATION:    The Company paid interest of approximately $3.0 million in both fiscal 2025 and fiscal 2024. The Company paid income taxes of approximately $3.2 million and $3.9 million in fiscal 2025 and fiscal 2024, respectively.

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

USE OF ESTIMATES:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from any estimates. The Company did not identify any significant estimates or judgements related to the consolidated financial statements and accompanying notes presented in this annual report.

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

Flat-roll segment sales to O'Neal Steel accounted for approximately 16% of total Company sales in both fiscal 2025 and fiscal 2024. No other customers accounted for 10% or more of total Company sales for either fiscal year.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the steel distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:    In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as “Cost of sales” and “Selling, general and administrative expenses”. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is evaluating the impact that adoption of the provisions of ASU 2024-03 will have on its consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires that an entity disclose specific categories in the rate reconciliation, provide additional information for reconciling items that are greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate, and provide income taxes paid by jurisdiction that are greater than 5 percent of total income taxes paid. The standard also requires that entities disclose income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) each disaggregated between domestic and foreign operations. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 is to be applied on a prospective basis, but retrospective application is permitted. The Company is evaluating the impact that adoption of the provisions of ASU 2023-09 will have on its consolidated financial statements.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS:    In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 includes requirements that an entity disclose the title of the chief operating decision maker (CODM) and on an interim and annual basis, significant segment expenses and the composition of other segment items for each segment's reported profit. The standard also permits disclosure of additional measures of segment profit. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this guidance retrospectively on March 31, 2025. As a result, our segment disclosures now include presentation of significant segment expenses and disclosure of our CODMs. The adoption of this guidance affect only our disclosures, with no impacts to our financial condition and results of operations.

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

The following table summarizes the activity related to restricted stock units ("RSUs") for the two years ended March 31, 2025:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2023	100,366	$6.08
Granted	4,487	15.61
Vested	(40,366)	6.27
Unvested at March 31, 2024	64,487	$6.62
Granted	4,026	14.90
Vested	(50,487)	7.12
Unvested at March 31, 2025	18,026	$7.07

We measure compensation expense for RSUs at the market price of our common stock as of the grant date. Compensation expense is recognized over the requisite service period applicable to each award. The Company recorded compensation expense of approximately $0.2 million in both fiscal 2025 and fiscal 2024 relating to the RSUs issued under the Plan.

At both  March 31, 2025 and 2024, unrecognized compensation expense related to unvested RSUs was approximately $0.1 million with recognition over a weighted average period of approximately 0.8 years.

As of March 31, 2025, a total of 113,972 shares were still available to be issued under the Plan.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2025 or March 31, 2024.

On December 13, 2023, the Company repurchased 400,041 shares of the Company's common stock from Metal One Corporation for an aggregate repurchase of approximately $5.1 million. Also on  December 13, 2023, the Board of Directors authorized the repurchase, for retirement, of up to 1,045,774 additional shares of our common stock in open-market transactions or otherwise with the authorization expiring December 13, 2026. The Company did not repurchase any shares through the open market during fiscal 2025 or fiscal 2024 but did acquire 9,801 shares and 3,723 shares during fiscal 2025 and fiscal 2024, respectively, as employee withholding taxes paid on vested restricted stock.

3.   DEBT

The Company has a $150 million asset-based lending facility ("ABL Facility") in place with JPMorgan Chase Bank, N.A. as the arranging agent and BMO Harris Bank, N.A. as a one-third syndicated participant. On May 6, 2025, the Company executed the fourth amendment to the credit agreement which extended the maturity date of the ABL Facility to  August 19, 2026. The ABL Facility is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. At March 31, 2025, the Company had a balance of approximately $47.7 million under the ABL Facility with an applicable interest rate of 6.5%. At March 31, 2025, the Company's applicable borrowing base calculation supported access to approximately $114.0 million of the ABL Facility.

The Company incurred debt issuance costs of approximately $0.4 million in connection with the ABL Facility. The Company recorded these debt issuance costs as non-current other assets and is amortizing these costs on an equal monthly basis over the remaining term of the ABL facility.

4.   LEASES

The Company has an operating lease for the Granite City, IL facility with an expiration date of August 31, 2028 and optional renewal provisions for up to 4 renewal terms of five years each. The lease calls for monthly rental payments that adjust on an annual basis. The monthly rental payment in place at March 31, 2025 and remaining in place until adjustment in September 2025 is approximately $13,000 per month. The anticipated execution of renewal options for this lease is included in the ROU asset and lease liability calculation. The Company has an operating lease for administrative office space in The Woodlands, TX with an expiration date of February 28, 2029 and a renewal option for one additional 60 month term. The lease calls for monthly rental payments that adjust on an annual basis. The monthly rental payment in place at March 31, 2025 and remaining in place until adjustment in March 2026 is approximately $12,000 per month. The Company’s lease of its office space in Longview, Texas is the only other operating lease included in the Company's ROU assets and lease liabilities. This lease expires on April 30, 2027 and calls for monthly rental payments of approximately $5,000. The Company’s other operating leases for items such as IT equipment and storage space are either short-term in nature or immaterial.

In October 2019, the Company received a new heavy-duty forklift under a 5-year finance lease arrangement with a financed amount of approximately $0.5 million and a monthly payment of approximately $9,000. The last payment under this lease was made in October 2024.

The components of expense related to leases were as follows for the fiscal years ended March 31, 2025 and 2024 (in thousands):

	Fiscal 2025	Fiscal 2024
Finance lease – amortization of ROU asset	$54	$106
Finance lease – interest on lease liability	—	3
Operating lease expense	384	234
	$438	$343

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2025 and 2024 (in thousands):

	March 31, 2025	March 31, 2024	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$2,841	$2,841	Operating lease right-of-use asset
Finance lease right-of-use asset	378	404	Property, plant & equipment
Total right-of-use assets	$3,219	$3,245

Liabilities
Operating lease liability, current	$160	$101	Accrued expenses
Finance lease liability, current	—	54	Current portion of finance lease
Operating lease liability, non-current	2,752	2,782	Non-current lease liabilities
Total lease liabilities	$2,912	$2,937

As of March 31, 2025, the weighted-average remaining lease term was 19.3 years for operating leases. The weighted average discount rate was 7.5% for operating leases.

Maturities of lease liabilities as of March 31, 2025 were as follows (in thousands):

	Operating	Finance
	Leases	Leases
Fiscal 2026	363	—
Fiscal 2027	371	—
Fiscal 2028	324	—
Fiscal 2029	303	—
Fiscal 2030 and beyond	4,740	—
Total undiscounted lease payments	$6,101	$—
Less: imputed interest	(3,189)	—
Present value of lease liability	$2,912	$—

5.   PROPERTY, PLANT AND EQUIPMENT

At March 31, 2025, the Company's construction in process balance of approximately $0.1 million consisted primarily of smaller projects among our facilities. During fiscal 2025, the Company's tubular segment sold some unutilized land, buildings and equipment for $1.6 million resulting in a gain of approximately $0.5 million. During fiscal 2025, a processing line upgrade at the Decatur, AL facility was placed into service at a cost of approximately $1.9 million and a loss of approximately $0.2 million was recognized for disposal of the replaced equipment.

Depreciation expense was approximately $3.2 million and $3.0 million for fiscal 2025 and fiscal 2024, respectively.

6.   DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, we expect to utilize derivative financial instruments to minimize our exposure to commodity price risk that is inherent in our business. During fiscal 2025, all of the Company's hedging activities were classified as economic hedges of risk with mark-to-market ("MTM") accounting treatment. During fiscal 2024, the Company had hedging activities classified as cash flow hedges with hedge accounting treatment according to the requirements of ASC 815– Derivatives and Hedging and hedging activities classified as economic hedges of risk with MTM accounting treatment. By using derivatives, the Company is exposed to credit and market risk. The Company’s exposure to credit risk includes the counterparty’s failure to fulfill its performance obligations under the terms of the derivative contract. The Company attempts to minimize its credit risk by entering into transactions with high quality counterparties, and uses exchange-traded derivatives when available. Market risk is the risk that the value of the financial instrument might be adversely affected by a change in commodity prices. The Company manages market risk by continually monitoring exposure within its risk management strategy and portfolio. For any transactions designated as hedging instruments, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows or fair value of hedged items.

The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sale exclusion provided in ASC 815.

At March 31, 2025 and 2024, the Company did not have any hot-rolled coil futures contracts designated as hedging instruments and classified as cash flow or fair value hedges.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2025 (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives not designated as hedging instruments:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts	Current portion of derivative assets	$636	Current portion of derivative liability	$287

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

During fiscal 2025 and fiscal 2024, the Company also entered into hot-rolled coil futures contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings for these periods. During fiscal 2025 and fiscal 2024, the Company did not designate any transactions as hedging instruments for accounting purposes. During fiscal 2024, the Company reclassified the loss associated with previously designated cash flow hedges into earnings during the period.

The following table summarizes the pre-tax gain (loss) recognized in other comprehensive income and the loss reclassified from accumulated other comprehensive income into earnings for derivative financial instruments designated as cash flow hedges for the fiscal year ended March 31, 2024 (in thousands):

		Location of Loss	Pre- Tax
	Pre-Tax Gain (Loss)	Reclassified from	Loss Reclassified from
	Recognized in OCI	AOCI into Net Earnings	AOCI into Net Earnings

For the fiscal year ended March 31, 2024
Hot-rolled coil steel contracts	$—	Sales	$(418)
Total	$—		$(418)

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2025 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2025
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$7,598

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2024 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2024
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$1,848

The notional amount (quantity) of our derivative instruments not designated as hedging instruments at March 31, 2025 consisted of 17,800 tons of short positions with maturity dates ranging from June 2025 to December 2025 and 5,860 tons of long positions with maturity dates ranging from April 2025 to May 2025.

The following table reflects the change in accumulated other comprehensive income (loss), net of tax, for the fiscal year ended March 31, 2024 (in thousands):

Gain (Loss) on
Derivatives
Balance at March 31, 2023	(317)
Other comprehensive loss, net of income, before reclassification	—
Total loss reclassified from AOCI (1)	317
Net current period other comprehensive income	317
Balance at March 31, 2024	$—

(1) The loss reclassified from AOCI is presented net of taxes of approximately $0.1 million which are included in the provision for income taxes on the Company's Consolidated Statement of Operations for the fiscal year ended March 31, 2024.

At March 31, 2025 and 2024, cash of approximately $0.5 million and $3.0 million, respectively, was held by our clearing agent to collateralize our open derivative positions. These cash requirements are included in "Other current assets" on the Company's Consolidated Balance Sheets at March 31, 2025 and 2024.

7.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At March 31, 2025, our financial assets, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial assets, net	$349	$—	$—	$349
Total	$349	$—	$—	$349

At  March 31, 2024, our financial liabilities, net, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(1,612)	$—	$—	$(1,612)
Total	$(1,612)	$—	$—	$(1,612)

At March 31, 2025 and 2024, the Company did not have any fair value measurements on a non-recurring basis.

8. EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information (in thousands, except for share data):

	Year Ended March 31,
	2025	2024
Numerator (basic and diluted)
Net earnings	$6,085	$17,345
Less: Allocation to unvested restricted stock units	$21	$177
Net earnings attributable to common shareholders	6,064	17,168

Denominator (basic and diluted)
Weighted average common shares outstanding	6,944,602	7,183,702

For fiscal 2025 and fiscal 2024, the Company allocated dividends and undistributed earnings to the unvested restricted stock units.

As the restricted stock qualifies as participating securities, the following restricted stock units were not accounted in the computation of weighted average diluted common shares outstanding under the two-class method:

	Year Ended March 31,
	2025	2024
Restricted Stock Units	12,400	48,049

9.   INCOME TAXES

Components of tax expense are as follows (in thousands):

	Year Ended March 31,
	2025	2024
Federal
Current	$1,234	$4,248
Deferred	112	473
	1,346	4,721
State
Current	153	927
Deferred	109	321
	262	1,248
Total	$1,608	$5,969

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Year Ended March 31,
	2025	2024
Income tax expense at U.S. federal statutory rate	21.0%	21.0%
Current year state and local income taxes net of federal income tax benefit	2.7	4.3
Other	(2.8)	0.3
Provision for income taxes	20.9%	25.6%

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2022 through March 31, 2024. State and local returns may be subject to examination for fiscal years ended March 31, 2021 through March 31, 2024.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows (in thousands):

	March 31,
	2025	2024
Deferred tax liabilities:
Depreciation	$(6,199)	$(6,451)
Unrealized gain - mark to market derivatives	(87)	—
Total deferred tax liabilities	(6,286)	(6,451)
Deferred tax assets:
Inventory capitalization	537	552
Interest expense limitation	140	—
Postretirement benefits other than pensions	29	26
Restricted stock compensation	23	77
Unrealized Loss - mark to market derivatives	—	403
Other	79	136
Total deferred tax assets	808	1,194
Net deferred tax liability	$(5,478)	$(5,257)

10.   OTHER COMPREHENSIVE INCOME

The following table summarizes the tax effects on each component of Other Comprehensive Income for the fiscal year ended March 31, 2024 (in thousands):

	Fiscal Year Ended March 31, 2024
	Before-Tax	Tax Provision	Net-of-Tax

Cash flow hedges	$418	$(101)	$317
Other comprehensive income	$418	$(101)	$317

11.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

Employees may elect to participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed sixty calendar days of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $0.5 million and $0.5 million for the years ended  March 31, 2025 and 2024, respectively.

The retirement portion of the Plan covers substantially all employees, including officers. Any contributions are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees. The Company did not make a contribution to the retirement portion of the Plan in fiscal 2025 or fiscal 2024.  Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

12.   INDUSTRY SEGMENT DATA

The Company is engaged in the steel processing, pipe manufacturing and processing and steel and pipe distribution business. Within the Company, there are two product groups: flat-roll and tubular. The Company’s flat-roll operations consist primarily of converting steel coils into flat sheet and plate steel cut to customer specifications. Through its tubular operations, the Company purchases, processes, manufactures and markets tubular products.

Segment results are reviewed regularly by the Company’s Chief Operating Decision Makers (“CODMs”). The Company’s CODMs are comprised of the Chief Executive Officer and the Chief Financial Officer. The CODMs assess segment performance and allocate resources based on a number of factors with the most emphasis placed on earnings from operations.

The following is a summary of significant financial information relating to the product groups (in thousands):

	Year Ended March 31, 2025
	Flat-roll	Tubular	Other	Total
Net Sales	$404,644	$39,956	—	$444,600
Cost and expenses:
Cost of materials sold	334,426	31,222	—	365,648
Processing and warehousing expense	24,544	8,933	—	33,477
Delivery expense	22,563	665	—	23,228
Commercial expense	6,301	755	—	7,056
Depreciation and amortization	2,869	304	118	3,291
General corporate expenses	—	—	9,115	9,115
	390,703	41,879	9,233	441,815
Gain (loss) on disposal of property, plant and equipment	(222)	480	—	258
EARNINGS (LOSS) FROM OPERATIONS:	13,719	(1,443)	(9,233)	3,043
Gain on economic hedges of risk				7,598
Interest expense				(2,953)
Other income				5
EARNINGS BEFORE INCOME TAXES				$7,693

	Year Ended March 31, 2024
	Flat-roll	Tubular	Other	Total
Net Sales	$472,774	$43,477	—	$516,251
Cost and expenses:
Cost of materials sold	381,591	30,804	—	412,395
Processing and warehousing expense	23,300	8,138	—	31,438
Delivery expense	23,194	597	—	23,791
Commercial expense	8,857	644	—	9,501
Depreciation and amortization	2,637	317	116	3,070
General corporate expenses	—	—	11,538	11,538
	439,548	40,497	11,688	491,733
EARNINGS (LOSS) FROM OPERATIONS:	33,226	2,980	(11,688)	24,518
Gain on economic hedges of risk				1,848
Interest expense				(3,072)
Other income				20
EARNINGS BEFORE INCOME TAXES				$23,314

	Year Ended March 31,
	2025	2024
IDENTIFIABLE ASSETS:
Flat-roll	$204,890	$205,797
Tubular	16,792	19,589
	221,682	225,386
General corporate assets	5,140	4,633
TOTAL ASSETS	$226,822	$230,019

CAPITAL EXPENDITURES:
Flat-roll	$3,823	$5,176
Tubular	179	510
Corporate and other	—	106
TOTAL CAPITAL EXPENDITURES	$4,002	$5,792

General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of corporate and accounting salaries, professional fees and services, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2025 and 2024, corporate assets consisted primarily of cash, restricted cash, leased administrative office right-of-use assets, unamortized debt issuance costs and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

13.   REVENUE

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

The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended  March 31, 2025 and 2024, respectively (in thousands):

	Fiscal Year Ended March 31,
	2025	2024
Flat-Roll Segment:
Company Owned Flat-Roll Products	$399,853	$467,510
Processing or Storage of Customer Owned Coil	4,791	5,264
	$404,644	$472,774
Tubular Segment:
Manufactured Pipe	$39,956	$43,477
	$39,956	$43,477

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FRIEDMAN INDUSTRIES, INCORPORATED

(In thousands)

Description	Balance at
	Beginning			Balance at
	of Period	Additions (A)	Deductions (B)	End of Period
Year ended March 31, 2025
Allowance for credit losses and cash discounts (deducted from related asset account)	$97	$50	—	$147
Year ended March 31, 2024
Allowance for credit losses and cash discounts (deducted from related asset account)	$183	$—	(86)	$97

(A)	Additions consist of charges to bad debt expense of approximately $50 in fiscal 2025.
(B)	Deductions consist of accounts receivable written off of approximately $38, accompanied with collections of previously reserved accounts of $48 for fiscal 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

June 12, 2025

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on Internal Control Over Financial Reporting

We have audited Friedman Industries, Incorporated and subsidiary's (the “Company”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of Friedman Industries, Incorporated and subsidiary as of March 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”) and our report dated June 12, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

June 12, 2025

We have served as the Company’s auditor since 2017.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have established disclosure controls and procedures designed to ensure that material information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC and that any material information relating to us is recorded, processed, summarized and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, our management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. In reaching a reasonable level of assurance, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded the Company’s disclosure controls and procedures were effective as of the evaluation date.

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

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was effective at March 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.

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

RESULTS OF OPERATIONS

Year ended March 31, 2025 compared to year ended March 31, 2024

During the year ended March 31, 2025 ("fiscal 2025"), sales, costs of materials sold and adjusted gross profit decreased approximately $71.7 million, $46.7 million and $25.0 million, respectively, from the comparable amounts recorded during the year ended March 31, 2024 (“fiscal 2024”). Adjusted gross profit is a non-GAAP measure calculated as sales minus cost of materials sold. The decrease in sales was primarily related to a decline in the average selling price per ton accompanied by a decrease in sales volume. Sales volume for fiscal 2025 consisted of approximately 503,000 tons from inventory and another 76,500 tons of toll processing customer owned material compared to fiscal 2024 volume consisting of approximately 509,000 tons from inventory and 101,000 tons of toll processing. The decline in sales volume for the fiscal 2025 period was related to a combination of challenging conditions for some of our customers, extended planned downtime for equipment upgrades, and political uncertainty leading up to the presidential election. Adjusted gross profit decreased from approximately $103.9 million for fiscal 2024 to approximately $79.0 million for fiscal 2025. Adjusted gross profit as a percentage of sales decreased from approximately 20.1% in fiscal 2024 to approximately 17.8% in fiscal 2025.

Our operating results are significantly impacted by the market price of hot-rolled steel coil ("HRC"). Entering fiscal 2025, HRC prices were on a predominately declining trend dropping approximately 40% from January 2024 through the middle of August 2024. Prices remained relatively stable at the bottom of the price cycle until February 2025 with prices then increasing approximately 37% by the end of fiscal 2025. As a result, the Company experienced compressed physical margins for the first three quarters of fiscal 2025 followed by margin improvement in the fourth quarter. Entering fiscal 2024, HRC prices had increased approximately 95% from November 2022 to April 2023. HRC prices then declined approximately 45% until October 2023 with prices then increasing by approximately 63% by the end of January 2024 and then entering the downward trend that continued into fiscal 2025. As a result, fiscal 2024 benefitted from strong physical margins for the first fiscal quarter followed by compressed margins during the second and third fiscal quarters with margin improvement during the fourth fiscal quarter. The Company utilizes HRC futures to partially manage exposure to commodity price risk. The Company recognized hedging related gains of approximately $7.6 million and $1.4 million in fiscal 2025 and fiscal 2024, respectively.

Flat-Roll Segment

Flat-roll product segment sales for fiscal 2025 totaled approximately $404.6 million compared to approximately $472.8 million for fiscal 2024. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any sales generated from processing or storage of customer owned material. Sales generated from processing or storage of customer owned material totaled approximately $4.8 million for fiscal 2025 compared to approximately $5.3 million for fiscal 2024. Sales generated from flat-roll segment inventory totaled approximately $399.8 million for fiscal 2025 compared to approximately $467.5 million for fiscal 2024. The average per ton selling price related to these shipments decreased from approximately $987 per ton in fiscal 2024 to approximately $859 per ton in fiscal 2025. Flat-roll segment sales volume for fiscal 2025 consisted of approximately 465,500 tons from inventory and another 76,500 tons of toll processing customer owned material compared to fiscal 2024 volume consisting of approximately 474,000 tons from inventory and 101,000 tons of toll processing. The decline in sales volume for fiscal 2025 was related to a combination of challenging conditions for some of our customers, extended downtime for equipment upgrades, and political uncertainty leading up the presidential election. The flat-roll segment recorded earnings from operations of approximately $13.7 million and $33.2 million in fiscal 2025 and fiscal 2024, respectively.

The Company’s flat-roll segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2025 totaled approximately $40.0 million compared to approximately $43.5 million for fiscal 2024. Sales decreased primarily due to a decline in the average selling price per ton, offset by a slight increase in the volume sold. The average per ton selling price decreased from approximately $1,239 per ton for fiscal 2024 to approximately $1,059 per ton for fiscal 2025. Tons sold increased from approximately 35,000 tons in fiscal 2024 to approximately 37,500 tons in fiscal 2025. Tubular segment operations recorded a loss from operations of approximately $1.4 million for fiscal 2025 compared to earnings from operations of approximately $3.0 million in fiscal 2024.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Selling, General and Administrative Costs

During fiscal 2025, selling, general and administrative costs decreased approximately $4.9 million compared to fiscal 2024. This decrease is primarily related to lower incentive compensation expense due to lower earnings for fiscal 2025.

Income Taxes

Income taxes decreased from a provision for fiscal 2024 of approximately $6.0 million to a provision for fiscal 2025 of approximately $1.6 million. This decrease was related primarily to lower earnings before tax for fiscal 2025 compared to fiscal 2024.

Non-GAAP Information

The non-GAAP measure adjusted gross profit is used in this Management's Discussion and Analysis. Adjusted gross profit is calculated as sales minus cost of materials sold. Cost of materials sold is a discrete line on our statements of operations and represents the cost associated with purchased steel, inbound freight, transfer freight and certain external processing costs. To provide financial statement users with a better understanding of the Company's expenses, cost of sales is disaggregated on our statements of operations into the line items cost of materials sold, processing and warehousing expense, delivery expense and depreciation and amortization. The Company believes adjusted gross profit is a meaningful measure because our cost structure and operating results are significantly impacted by the fluctuating costs associated with purchased steel.

The following table reconciles the GAAP measure for gross profit to the non-GAAP measure adjusted gross profit (in thousands):

	Year Ended March 31,
	2025	2024
Gross profit (GAAP measure)	18,956	45,557
Processing and warehousing expense	33,477	31,438
Delivery expense	23,228	23,791
Depreciation and amortization	3,291	3,070
Adjusted gross profit (non-GAAP measure presented)	$78,952	$103,856

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 4.3 and 3.1 at March 31, 2025 and 2024, respectively. Working capital was approximately $128.1 million at March 31, 2025 and $116.0 million at March 31, 2024.

During the year ended March 31, 2025, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business. Cash and restricted cash decreased due to cash used in operating activities and investing activities exceeding cash provided by financing activities. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company has a $150 million asset-based lending facility ("ABL Facility") in place with JPMorgan Chase Bank, N.A. as the arranging agent and BMO Harris Bank, N.A. as a one-third syndicated participant. On May 6, 2025, the Company executed the fourth amendment to the credit agreement which extended the maturity date of the ABL Facility to August 19, 2026. The ABL Facility is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.8% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 15% of the revolving commitment or $22.5 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.10 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased by up to an aggregate of $25 million, in minimum increments of $5 million. At March 31, 2025, the Company had a balance of approximately $47.7 million under the ABL Facility with an applicable interest rate of 6.5%. At March 31, 2025, the Company's applicable borrowing base calculation supported access to approximately $114.0 million of the ABL Facility. As of the filing date of this Form 10-K, the Company had borrowings of approximately $34.2 million outstanding under the ABL Facility and the Company's most recent borrowing base calculation provided access to approximately $112.3 million of the ABL Facility.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 12 months.

HEDGING ACTIVITIES

The Company utilizes hot-rolled coil futures to manage price risk on unsold inventory and longer-term fixed price sales agreements. The Company has elected hedge accounting for some of its hedging activities previously but most recently the Company has classified its hedging activities as economic hedges of risk with mark-to-market ("MTM") accounting treatment. Hedging decisions are intended to protect the value of the Company's inventory and produce more consistent financial results over price cycles. The Company recognized a loss related to futures designated for hedge accounting of approximately $0.4 million for fiscal 2024 with all of this recognition occurring during the first fiscal quarter ended June 30, 2023. The Company recognized gains related to economic hedges of risk of approximately $7.6 million and $1.8 million during fiscal 2025 and fiscal 2024, respectively. With MTM accounting treatment it is possible that hedging related gains or losses might be recognized in a different fiscal quarter or fiscal year than the corresponding improvement or contraction in our physical margins. See Note 6 for additional information related to the Company's hedging activities.

OUTLOOK

For the first quarter of fiscal 2026, the Company expects sales volume to be slightly lower than the sales volume for the fourth quarter of fiscal 2025 due primarily to equipment downtime encountered during the quarter. The Company expects improved margins for the first quarter of fiscal 2026 compared to the fourth quarter of fiscal 2025.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2025 and fiscal 2024, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from any estimates. The Company did not identify any significant estimates or judgements related to the consolidated financial statements and accompanying notes presented in this annual report.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

(In thousands, except for share, per share and percentage data)

	Year Ended March 31
								2018
	2025	2024	2023	2022	2021	2020	2019	As Adjusted	2017*	2016*
Net sales	$444,600	$516,251	$547,542	$285,235	$126,103	$142,102	$187,154	$121,157	$77,756	$81,631
Net earnings (loss)	$6,085	$17,345	$21,344	$14,066	$11,424	$(5,249)	$5,100	$3,934	$(2,679)	$294
Current assets	$166,467	$170,064	$143,656	$125,362	$77,535	$65,212	$74,456	$67,269	$45,433	$49,702
Current liabilities	$38,324	$54,107	$45,088	$60,811	$29,072	$9,645	$12,365	$11,031	$2,357	$2,866
Working capital	$128,143	$115,957	$98,568	$64,551	$48,462	$55,566	$62,091	$56,239	$43,076	$46,836
Total assets	$226,822	$230,019	$199,312	$159,275	$95,009	$77,344	$86,602	$81,653	$63,263	$66,890
Stockholders’ equity	$132,425	$127,475	$115,432	$79,687	$65,340	$66,865	$72,482	$68,575	$60,356	$63,239
Net earnings (loss) as a percentage of Net sales	1.4	3.4	3.9	4.9	9.1	(3.7)	2.7	3.2	(3.4)	0.4
Weighted average number of common shares outstanding:
Basic	6,944,602	7,183,702	7,216,142	6,623,769	7,027,707	7,000,403	7,010,266	7,009,444	6,851,944	6,799,444
Per share
Net earnings (loss) per share:
Basic	$0.87	$2.39	$2.91	$2.04	$1.63	$(0.75)	$0.73	$0.56	$(0.39)	$0.04
Cash dividends per common share	$0.16	$0.10	$0.08	$0.08	$0.08	$0.10	$0.19	$0.05	$0.04	$0.04

* The figures for fiscal years 2016 and 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for prime coil inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal years 2016 and 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2025.