Form 10-K, Exhibit 13
period 2026-03-31
FRIEDMAN INDUSTRIES INC
filed 2026-06-11
CIK 39092

EXHIBIT 13.1

THE COMPANY’S ANNUAL

REPORT TO SHAREHOLDERS FOR

THE FISCAL YEAR ENDED March 31, 2026

2026

ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
	Fiscal 2026	Fiscal 2025
Net sales	$646,913	$444,600
Net earnings	$19,533	$6,085
Net earnings per share (Basic)	$2.76	$0.87
Cash dividends per share	$0.16	$0.16
Stockholders’ equity	$151,494	$132,425
Working capital	$180,890	$128,143

TO OUR SHAREHOLDERS:

Fiscal 2026 was a milestone year for Friedman Industries. We generated net earnings of $19.5 million on sales of $646.9 million and achieved the highest annual sales volume in Company history. Just as importantly, the year demonstrated the progress we are making toward building Friedman into a larger, more diversified, and more resilient metals processing platform. Our results reflect strong execution across our facilities, disciplined commercial decision-making, and the benefits of strategic investments designed to support profitable long-term growth.

Our performance was driven by progress across several areas that matter to long-term shareholders: Greater scale, Higher utilization of our operating platform, Expanded customer relationships, and Continued discipline in managing commodity-price volatility. While metal markets remain cyclical, fiscal 2026 showed that Friedman is becoming a stronger and more durable business, with a broader footprint and more ways to serve customers across market environments.

The acquisition of Century Metals & Supplies was an important step in that strategy. Century expanded our flat-roll processing capabilities, broadened our geographic reach, and added customer relationships that complement Friedman’s existing platform. The acquisition reinforces our confidence in pursuing disciplined growth opportunities that strengthen our competitive position and long-term earnings potential.

Fiscal 2026 also demonstrated the value of our diversified operating footprint and disciplined risk management approach. As market conditions evolved throughout the year, our operational flexibility, commercial execution, and hedging program helped us navigate volatility and deliver strong financial results. Same-facility annual sales volume grew 17% year over year, underscoring the strength of our core operations. Including contributions from the Century acquisition, total annual sales volume increased 22% compared to fiscal 2025, reflecting both successful execution of our growth strategy and sustained customer demand.

We enter fiscal 2027 with meaningful momentum. Our balance sheet remains strong, our facilities are operating efficiently, and our expanded platform gives us more ways to serve customers and create value across market cycles. Our priorities remain focused: Operate safely and efficiently, Sustain strong utilization, Capture the full benefits of investments, Manage risk with discipline, and Pursue growth opportunities that enhance long-term shareholder value.

On behalf of our Board of Directors and management team, I would like to thank our employees for their dedication, our customers and suppliers for their partnership, and our shareholders for their continued support and confidence in Friedman Industries. We are proud of what Friedman accomplished in fiscal 2026 and remain focused on building a larger, stronger, and more valuable company for the years ahead.

Sincerely,

Michael J. Taylor

President and Chief Executive Officer

Chairman of the Board of Directors

OFFICERS

Michael J. Taylor

President and Chief Executive Officer

Alex LaRue

Chief Financial Officer — Secretary and Treasurer

Gaurav Chhibbar

Chief Operating Officer

Jonathan Holcomb

Vice President of Sales — Flat Roll Division

Paul Rottmann

Vice President of Operations — Flat Roll Division

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

    www.centurymetals.com

COUNSEL

Norton Rose Fulbright US LLP

1550 Lamar, Suite 2000

Houston, Texas 77010

AUDITORS

Baker Tilly US LLP

500 Dallas Street, Suite 1900

Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company LLC

28 Liberty Street 53rd Floor

New York, NY 10005

* Information on our websites is expressly not incorporated by reference into this document.

DIRECTORS

Michael Hanson

Retired, formerly, Vice President of Sales and Marketing for North Star BlueScope Steel LLC (steel mill)

Maumee, Ohio

Max Reichenthal

President, Texas Iron and Metal (steel product sales)

Houston, Texas

Sandy Scott

Retired, formerly, Chief Executive Officer of Sprint Industrial Holdings (rental equipment and transportation company), currently serving on the boards of directors of AllClear Underground Solutions, DWD International, LLC and Goodwill of Houston

Houston, Texas

Tim Stevenson

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

Joe L. Williams

Partner, Pozmantier, Williams and Stone Insurance Consultants, LLC (insurance and risk management consultants)

Houston, Texas

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain without charge a copy of the Company’s Annual Report on Form 10-K for the year ended March 31, 2026, as filed with the U.S. Securities and Exchange Commission. Written requests should be addressed to: Alex LaRue, Chief Financial Officer — Secretary and Treasurer, Friedman Industries, Incorporated, P.O. Box 2192, Longview, Texas 75606.

DESCRIPTION OF BUSINESS

Friedman Industries, Incorporated (the “Company”) is a manufacturer and processor of metals and operates in two product segments: flat-roll products and tubular products.

Flat-Roll Products

The flat-roll product segment consists of flat-roll processing facilities located in Hickman, Arkansas; Decatur, Alabama; Miami, Florida; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas and a flat-roll distribution facility located in Orlando, Florida. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The Miami facility operates a corrective leveling cut-to-length line and a coil slitting line. The processing equipment improves the quality of the material and cuts the material into sheet, plate or slit coil. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 30 gauge to 1” thick in widths ranging from 11” wide to 96” wide. The flat-roll segment is able to produce slit coil with thickness ranging from 32 gauge to 10 gauge in widths ranging from 1/2" wide to 60" wide. The Granite City facility also operates a fiber laser which further processes flat-roll sheet and plate into customer parts. The vast majority of flat-roll product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned material on a fee basis.

The processing facilities produce similar products and perform similar processes. The Company makes shipments of flat-roll products based on which facility offers the desired product or, if the product is available at multiple facilities, based on other factors, such as customer location, freight conditions and the ability of the facility to fulfill the order on a timely basis. Flat-roll products are sold on a wholesale, rapid-delivery basis in competition with other processors of metals.

The flat-roll segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

The Company sells flat-roll products and processing or storage services to approximately 1,160 customers located primarily in the midwestern, southwestern and southeastern regions of the United States. The Company’s principal customers for these products and services are metals distributors and customers manufacturing products such as metal buildings, railcars, heavy equipment, tanks and containers, trailers, component parts and other fabricated metal products.

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

The Company sells its tubular products nationally to approximately 80 customers. The Company’s principal customers for these products are steel and pipe distributors.

TTP purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Significant financial information relating to the Company’s two product groups, flat-roll and tubular products, is contained in Note 12 of the Notes to the Company’s Consolidated Financial Statements appearing herein.

RANGE OF HIGH AND LOW SALES PRICES OF COMMON STOCK

	Fiscal 2026		Fiscal 2025
	High	Low	High	Low
First Quarter	$17.73	$12.24	$19.52	$13.78
Second Quarter	22.98	14.51	19.12	13.71
Third Quarter	23.50	18.17	18.48	13.40
Fourth Quarter	24.37	16.55	17.80	13.93

CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK

	Fiscal 2026	Fiscal 2025
First Quarter	$0.04	$0.04
Second Quarter	0.04	0.04
Third Quarter	0.04	0.04
Fourth Quarter	0.04	0.04

The Company’s Common Stock is traded principally on the Nasdaq Global Select Market (trading symbol: FRD).

The approximate number of shareholders of record of Common Stock of the Company as of April 24, 2026 was 145. Because many of the Company’s common shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of individual shareholders represented by these record holders.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

ASSETS

	March 31,
	2026	2025
CURRENT ASSETS:
Cash	$2,450	$3,686
Accounts receivable, net of allowances for credit losses of $426 and $147 at March 31, 2026 and 2025, respectively	80,174	47,476
Inventories	172,223	113,689
Current portion of derivative assets	153	636
Income tax receivable	521	—
Other current assets	1,518	980
TOTAL CURRENT ASSETS	257,039	166,467
PROPERTY, PLANT AND EQUIPMENT:
Land	11,642	1,572
Buildings and yard improvements	32,667	30,393
Machinery and equipment	65,512	57,970
Construction in process	934	135
Less accumulated depreciation	(37,137)	(33,819)
	73,618	56,251
OTHER ASSETS:
Operating lease right-of-use asset	4,702	2,841
Other assets	1,451	1,263
TOTAL ASSETS	$336,810	$226,822

LIABILITIES AND STOCKHOLDERS’ EQUITY

	March 31,
	2026	2025
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$67,169	$35,304
Income taxes payable	—	647
Dividends payable	284	279
Employee compensation and related expenses	8,270	1,807
Current portion of derivative liability	426	287
TOTAL CURRENT LIABILITIES	76,149	38,324

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	96	115
DEFERRED INCOME TAX LIABILITY	6,761	5,478
NON-CURRENT LEASE LIABILITIES	4,097	2,752
SELLER NOTE PAYABLE, NET	3,489	—
NON-CURRENT CONTINGENT CONSIDERATION LIABILITY	2,160	—
ASSET BASED LENDING FACILITY	92,564	47,728
TOTAL LIABILITIES	185,316	94,397
COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)
STOCKHOLDERS’ EQUITY:
Common stock, par value $1:
Authorized shares — 10,000,000
Issued shares — 9,019,505 shares and 8,877,229 shares at March 31, 2026 and 2025, respectively	9,020	8,877
Additional paid-in capital	35,934	35,394
Treasury stock at cost (1,907,323 shares and 1,906,693 shares at March 31, 2026 and 2025, respectively)	(13,110)	(13,100)
Retained earnings	119,650	101,254
TOTAL STOCKHOLDERS’ EQUITY	151,494	132,425
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$336,810	$226,822

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended March 31,
	2026	2025
Net Sales	$646,913	$444,600
Costs and expenses:
Cost of materials sold (excludes items shown separately below)	518,696	365,648
Processing and warehousing expense	41,722	33,477
Delivery expense	28,398	23,228
Selling, general and administrative	28,622	16,171
Depreciation and amortization	3,824	3,291
	621,262	441,815
Gain on disposal of property, plant and equipment	—	258
EARNINGS FROM OPERATIONS	25,651	3,043
Fair value adjustment of contingent consideration	1,420	—
Gain on economic hedges of risk	3,412	7,598
Interest expense	(4,104)	(2,953)
Other income (expense)	(7)	5
EARNINGS BEFORE INCOME TAXES	26,372	7,693
Provision for income taxes:
Current	5,556	1,387
Deferred	1,283	221
	6,839	1,608
NET EARNINGS	$19,533	$6,085
Net earnings per share:
Basic	$2.76	$0.87
Diluted	$2.76	$0.87
Cash dividends declared per common share	$0.16	$0.16

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Additional
	Common	Paid-In	Treasury	Retained
	Stock	Capital	Stock	Earnings	Total
BALANCE AT MARCH 31, 2024	$8,873	$35,247	$(12,929)	$96,284	$127,475
Net earnings	—	—	—	6,085	6,085
Issuance of restricted stock	4	(4)	—	—	—
Paid in capital – restricted stock	—	151	—	—	151
Repurchase of shares	—	—	(171)	—	(171)
Cash dividends ($0.16 per share)	—	—	—	(1,115)	(1,115)
BALANCE AT MARCH 31, 2025	$8,877	$35,394	$(13,100)	$101,254	$132,425
Net earnings	—	—	—	19,533	19,533
Issuance of restricted stock	143	(143)	—	—	—
Paid in capital – restricted stock	—	683	—	—	683
Repurchase of shares	—	—	(10)	—	(10)
Cash dividends ($0.16 per share)	—	—	—	(1,137)	(1,137)
BALANCE AT MARCH 31, 2026	$9,020	$35,934	$(13,110)	$119,650	$151,494

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands)

	Year Ended March 31,
	2026	2025
OPERATING ACTIVITIES
Net earnings	$19,533	$6,085
Adjustments to reconcile net earnings to cash provided by (used in) operating activities:
Depreciation and amortization	3,824	3,291
Deferred taxes	1,283	221
Compensation expense for restricted stock	683	151
Change in post-retirement benefits	(19)	10
Change in cash surrender value of officers’ life insurance	15	(7)
Loss (gain) recognized on open derivatives not designated for hedge accounting	622	(1,961)
Gain on disposal of property, plant and equipment	—	(258)
Amortization of right-of-use asset	80	30
Gain on fair value adjustment to contingent consideration	(1,420)	—
Decrease (increase) in operating assets, net of amounts acquired in business combination:
Accounts receivable	(19,326)	(147)
Inventories	(23,912)	2,115
Other current assets	(826)	442
Increase (decrease) in operating liabilities, net of amounts assumed in business combination:
Accounts payable and accrued expenses	22,187	(8,641)
Income taxes payable	(647)	(1,566)
Employee compensation and related expenses	6,463	(4,182)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,540	(4,417)
INVESTING ACTIVITIES
Cash paid for Century business combination	(45,597)	—
Purchase of property, plant and equipment	(7,161)	(4,002)
Proceeds from sale of assets	—	1,575
Deposit on steel processing equipment	—	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(52,758)	(3,427)
FINANCING ACTIVITIES
Debt issuance cost	(395)	—
Cash dividends paid	(1,132)	(1,115)
Cash paid for principal portion of finance lease	—	(54)
Cash paid for share repurchases	(10)	(171)
Borrowings on asset based lending facility	779,678	649,494
Repayments on asset based lending facility	(734,841)	(642,059)
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,300	6,095
DECREASE IN CASH AND RESTRICTED CASH	(918)	(1,749)
CASH AND RESTRICTED CASH AT BEGINNING OF PERIOD	4,148	5,897
CASH AND RESTRICTED CASH AT END OF PERIOD	$3,230	$4,148

Cash and restricted cash at March 31, 2026 and 2025 included approximately $0.8 million and $0.5 million, respectively, of cash required to collateralize open derivative positions. These amounts are reported in "Other current assets" on the Company's consolidated balance sheets at March 31, 2026 and 2025.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:    The consolidated financial statements include the accounts of Friedman Industries, Incorporated and its subsidiary (collectively, the “Company”). All material intercompany amounts and transactions have been eliminated.

BUSINESS COMBINATIONS: The results of a business acquired in a business combination are included in the Company’s financial statements from the date of acquisition. The Company allocates the purchase price to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future operating results, discount rates and selection of comparable companies. Acquisition-related transaction costs are expensed in the period in which the costs are incurred. See Note 2 for additional discussion of the acquisition completed by the Company during the fiscal year ended March 31, 2026.

REVENUE RECOGNITION:    Revenue is generated primarily from contracts to manufacture or process metal products and is recognized when performance obligations are complete. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenue is recorded in an amount that reflects the consideration expected to be received in exchange for those goods or services. See Note 13 for further information.

TRADE RECEIVABLES:    The Company’s receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for credit losses, represents their estimated net realizable value. The Company estimates its allowance for credit losses based on historical collection trends, the age of outstanding receivables and existing economic conditions. Trade receivables are generally considered past due after 30 days from invoice date. Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due. The balance of the Company’s allowance for doubtful accounts was approximately $0.4 million and $0.1 million at   March 31, 2026 and 2025, respectively.

INVENTORIES:    Both flat-roll segment and tubular segment inventories consist of raw material and finished goods. Cost for all of the Company's flat-roll segment inventory, except for inventory of the Century Metals & Supplies subsidiary, is determined using the weighted average cost method. The cost of Century Metals & Supplies inventory is determined using the specific identification method. Cost for all of the Company's tubular segment inventory is determined using the weighted average cost method. All inventories are valued at the lower of cost or net realizable value. The Company did not have any lower of cost or net realizable value adjustments during fiscal 2026 or fiscal 2025. Obsolete or slow-moving inventories are not significant based on the Company’s review of inventories. Accordingly, no allowance has been provided for such items. Flat-roll raw material inventory consists primarily of carbon steel, stainless steel and aluminum flat-roll products the Company will process into sheet, plate or slit coil. Flat-roll finished goods consists of processed sheet, plate or slit coil inventory. Tubular raw material inventory consists of hot-rolled steel coils that the Company will manufacture into pipe. Tubular finished goods inventory consists of pipe the Company has manufactured. Inventory costs include the costs of the purchased metals, inbound freight, transfer freight, certain external processing, internal processing, direct labor and applicable overhead costs.

The following is a summary of inventory by product group (in thousands):

	March 31,
	2026	2025
Flat-Roll raw material	$120,763	$85,865
Flat-Roll finished goods	31,068	15,737
Tubular raw material	9,441	7,055
Tubular finished goods	10,951	5,032
	$172,223	$113,689

DERIVATIVE INSTRUMENTS:    From time to time, the Company may use futures contracts, options or swaps to manage exposure to metals price risk. For fiscal 2026 and fiscal 2025, all of the Company's hedging activities were classified as economic hedges of risk with mark-to-market ("MTM") accounting treatment. In prior fiscal years, the Company elected hedge accounting for some of its derivatives. For derivatives designated for hedge accounting and classified as cash flow hedges, changes in fair value are recognized as a component of other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. For derivatives designated for hedge accounting and classified as fair value hedges, changes in fair value are recognized in the same balance sheet line as the hedged item until the hedged item affects earnings. For derivatives where hedge accounting is not elected, changes in fair value are immediately recognized in earnings. The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sales exclusion provided in Accounting Standards Codification 815 - Derivatives and Hedging. See Note 7 for further information about the Company's derivative instruments.

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

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If an asset or asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s or asset group's carrying amount exceeds its estimated fair value. The Company did not identify any indicators of impairment during fiscal 2026 and fiscal 2025.

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

SUPPLEMENTAL CASH FLOW INFORMATION:    During fiscal 2026, the Company had non-cash investing and financing activities associated with the Century Metals & Supplies acquisition of approximately $3.5 million related to a seller's note and approximately $2.2 million related to contingent consideration. During fiscal 2026, the Company had approximately $1.1 million of non-cash investing activity related to the final post-closing working capital adjustment associated with the Century acquisition. The adjustment was recorded as a receivable and remained outstanding as of fiscal year-end. The Company paid interest of approximately $3.9 million and $3.0 million in fiscal 2026 and fiscal 2025, respectively. The Company paid income taxes of approximately $6.7 million and $3.2 million in fiscal 2026 and fiscal 2025, respectively.

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

Flat-roll segment sales to O'Neal Steel accounted for approximately 15% and 16% of total Company sales in fiscal 2026 and fiscal 2025, respectively. No other customers accounted for 10% or more of total Company sales for either fiscal year.

The Company’s sales are concentrated primarily in the midwestern, southwestern, and southeastern regions of the United States and are primarily to customers in the metals distributing and fabricating industries. The Company performs periodic credit evaluations of the financial conditions of its customers and generally does not require collateral. Generally, receivables are due within 30 days.

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

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS:    In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires that an entity disclose specific categories in the rate reconciliation, provide additional information for reconciling items that are greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate, and provide income taxes paid by jurisdiction that are greater than 5 percent of total income taxes paid. The standard also requires that entities disclose income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) each disaggregated between domestic and foreign operations. The Company adopted this new accounting guidance and applied the disclosure requirements on a prospective basis effective for the year ended March 31, 2026. The adoption of this new guidance affects only the Company's disclosures, with no impacts to results of operations and financial position.

2.  BUSINESS COMBINATIONS

On August 29, 2025, (the “Acquisition Date”), the Company acquired certain assets and liabilities of Century Metals & Supplies Inc. based in Miami, Florida. The Company acquired the working capital, buildings, processing and other equipment, and the related real estate of Century (the “Transaction”). In addition to the owned facilities in Miami, the Transaction also includes leased distribution and warehouse facilities in Orlando, Florida and Tampa, Florida. The operations continue as Century Metals and Supplies LLC (“Century”), a wholly owned subsidiary of the Company. Century is a metals processing company with cut-to-length and coil slitting capabilities which operates as part of the Company's flat-roll business segment. As a result of the Transaction, the Company expanded its presence in the southeastern U.S. and Latin American markets and broadened the Company's product offerings to include cold-rolled, coated, and stainless steels, as well as non-ferrous materials such as aluminum, copper, and brass.

The Transaction resulted in the Company acquiring all the ownership interests in the assets noted above, for a total consideration of approximately $51.6 million, after final net working capital adjustments. The total consideration consists of (i) approximately $45.6 million of cash at close, (ii) a five-year seller's note with a fair value of approximately $3.5 million, (iii) contingent consideration possible through earn-out provisions with an initial fair value of approximately $3.6 million and a post-closing final working capital adjustment in favor of the Company of approximately $1.1 million. The contingent consideration allows for up to $10 million in additional consideration over a four-year period based on certain performance metrics and is not contingent on the sellers employment with Century at the time of the payout and, as such, the fair value of such contingent consideration was recognized as consideration transferred.

The seller’s note was fair valued using a discounted cash flow analysis of the expected future payments, for which the significant inputs included the rate of return based on a reference rate plus a spread and the expected cash flows associated with the seller’s note over the remaining time to maturity. The contingent consideration was fair valued using a Monte Carlo simulation of the potential cash payments to the sellers utilizing an estimate of the average future EBITDA, which was discounted to present value. The significant inputs to the Monte Carlo simulation included projected future EBITDA, a discount rate, EBITDA targets, maximum payout and EBITDA volatility. Such contingent consideration is required to be measured at fair value at inception and at each reporting period. The Company performed a fair value analysis at March 31, 2026 and concluded the fair value was approximately $2.2 million. There were no changes to the valuation methodology during the subsequent reporting period. The contingent consideration liability is reported on the consolidated balance sheet under non-current contingent consideration liability and the change in fair value since initial measurement is recognized as a gain on the statement of operations.

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

Fair value of assets acquired and liabilities assumed
Accounts receivable	$12,307
Inventory	34,623
Property, plant and equipment	13,727
Operating lease right-of-use asset	2,422
Other assets	26
Accounts payable	(9,083)
Operating lease liability	(2,422)
Total	$51,600

The following unaudited pro forma consolidated operating results give effect to the Transaction as if it had been completed as of April 1, 2024 (in thousands). These pro forma amounts are not necessarily indicative of the operating results that would have occurred if the Transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Year Ended March 31,
	2026	2025
Net sales	$754,518	$550,706
Earnings from operations	$30,461	$7,446

The Company's consolidated statement of operations for fiscal 2026 includes net sales of approximately $61.5 million and net earnings of approximately $2.2 million attributable to Century's operations. During fiscal 2026, the Company recorded one-time acquisition specific costs of approximately $1.3 million as a component of "Selling, general and administrative" expenses on the Consolidated Statement of Operation. Information about the debt issuance costs associated with the acquisition financing is provided in Note 4.

6

3.  EQUITY COMPENSATION PLANS AND CAPITAL STOCK

The Company maintains two stock based compensation plans: the Friedman Industries, Incorporated 2016 Restricted Stock Plan (the “2016 Plan”) and the Friedman Industries, Incorporated 2025 Long-Term Incentive Plan (the "2025 Plan" and together with the 2016 Plan, the "Plans"). The Plans are administered by the Compensation Committee of the Board of Directors and continue indefinitely until terminated by the Board of Directors (the "Board") or until all shares allowed by the plans have been awarded and earned. All shares authorized under the 2016 Plan have been awarded with some of those shares still under vesting restrictions at  March 31, 2026. Under the 2025 Plan, the Company may award stock-based compensation to employees, non-employee directors and third-party service providers. The 2025 Plan permits the award of stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock-based awards for up to 550,000 shares of the Company's common stock. As of  March 31, 2026, all stock based compensation issued under the 2025 Plan was in the form of restricted stock awards and a total of 521,696 shares were still available to be issued under the 2025 Plan. Restricted awards entitle recipients to vote and receive non-forfeitable dividends during the restriction period. Because dividends are non-forfeitable, they are reflected in retained earnings. Forfeitures are accounted for upon their occurrence. Because the Company accounts for forfeitures as they occur, the non-forfeitable dividends are reclassified from retained earnings to additional stock compensation for the actual forfeitures that occurred.

The following table summarizes the activity related to restricted stock awards for the two years ended March 31, 2026:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
Unvested at March 31, 2024	64,487	$6.62
Granted	4,026	14.90
Vested	(50,487)	7.12
Unvested at March 31, 2025	18,026	$7.07
Granted	142,276	16.94
Vested	(18,026)	7.73
Unvested at March 31, 2026	142,276	$16.86

The Company measures compensation expense for restricted stock awards at the market price of the common stock as of the grant date. Compensation expense for awards with time based restrictions is recognized over the requisite service period applicable to each award. Compensation expense for awards with performance based restrictions is recognized once it is probable the performance conditions will be satisfied with a cumulative effect adjustment and the remaining expense recognized over the remaining service period. The stock awards granted during fiscal 2026 consist of 53,221 time restricted shares with annual ratable vesting over a three year period, 50,000 time restricted shares with annual ratable vesting over a two year period, 2,742 time restricted shares with one year cliff vesting, and 36,313 performance restricted shares with vesting thresholds dependent on the percentage of average earnings before tax to average accounts receivable, inventory and net PP&E over a three year period. The Company recorded compensation expense of approximately $0.7 million and $0.2 million in fiscal 2026 and fiscal 2025, respectively, related to the restricted stock issued under the Plans.

At  March 31, 2026 and 2025, unrecognized compensation expense related to unvested restricted stock awards was approximately $1.6 million and $0.1 million, respectively, which is expected to be recognized over a weighted average period of approximately 1.8 years and 0.8 years, respectively.

The Company has 1,000,000 authorized shares of Cumulative Preferred Stock with a par value of $1 per share. The stock may be issued in one or more series, and the Board of Directors is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions of each series, except that any series must provide for cumulative dividends and must be convertible into Common Stock. There were no shares of Cumulative Preferred Stock issued as of March 31, 2026 or March 31, 2025.

On  December 13, 2023, the Board of Directors authorized the repurchase, for retirement, of up to 1,045,774 additional shares of our common stock in open-market transactions or otherwise with the authorization expiring December 13, 2026. The Company did not repurchase any shares through the open market during fiscal 2026 or fiscal 2025 but did acquire 630 shares and 9,801 shares during fiscal 2026 and fiscal 2025, respectively, as employee withholding taxes paid on vested restricted stock.

4.   DEBT

The Company has a $140 million asset-based lending facility ("ABL Facility") led by JPMorgan Chase Bank, N.A with Wells Fargo Bank, N.A. as a 40% syndicated participant. The ABL Facility matures on  August 29, 2030 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1.45% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.65% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 10% of the revolving commitment or $14.0 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.00 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility  may be increased up to an aggregate of $60 million, in minimum increments of $5 million. At March 31, 2026, the Company had a balance of approximately $92.6 million under the ABL Facility with an applicable interest rate of 5.3%. At March 31, 2026, the Company's borrowing base supported full access to the ABL Facility.

The Company incurred debt issuance costs of approximately $0.4 million related to the renewal of the ABL Facility during fiscal 2026 with these costs recorded as a non-current other asset which will be amortized on an equal monthly basis over the term of the ABL facility.

The Company issued a seller's note of $3.5 million related to the acquisition of Century described in Note 2. The promissory note has a maturity date of  August 29, 2030 and accrues interest at a rate of 6.5% per annum, payable quarterly in arrears on the last date of each quarter, commencing  September 30, 2025.

5.   LEASES

In  August 2025, the Company was assigned operating leases for distribution and warehouse facilities in Orlando, FL and Tampa, FL and certain transportation equipment related to the acquisition of Century. The Orlando lease expires  July 31, 2029 and calls for monthly rental payments of approximately $25,000. The Tampa lease expires  November 30, 2029 but contains a 6 month extension option and calls for monthly rental payments of approximately $21,000. The Company recognized initial right-of-use ("ROU") assets and lease liabilities of approximately $2.4 million related to the assumed Century leases. The Company's other ROU assets and lease liabilities consist primarily of operating leases for the Granite City, IL operating facility and administrative office spaces in The Woodlands, TX and Longview, TX. The Company’s other operating leases for items such as operations equipment, IT equipment and storage space are either short-term in nature or immaterial. The Company does not have any finance leases in place.

The Company determines if an arrangement contains a lease at inception based on if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration and allows the Company to obtain substantially all of the economic benefit from the use of the identified asset. Certain lease agreements contain rent escalation clauses and one or more options to extend the lease. The Company considers these provisions when calculating operating lease obligations. The Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments.

The components of expense related to leases were as follows for the fiscal years ended March 31, 2026 and 2025 (in thousands):

	Fiscal 2026	Fiscal 2025
Finance lease - amortization of ROU asset	—	54
Operating lease expense	850	384
	$850	$438

The following table illustrates the balance sheet classification for ROU assets and lease liabilities as of March 31, 2026 and 2025 (in thousands):

	March 31, 2026	March 31, 2025	Balance Sheet Classification
Assets
Operating lease right-of-use asset	$4,702	$2,841	Operating lease right-of-use asset
Finance lease right-of-use asset	—	378	Property, plant & equipment
Total right-of-use assets	$4,702	$3,219

Liabilities
Operating lease liability, current	$756	$160	Accrued expenses
Operating lease liability, non-current	4,097	2,752	Non-current lease liabilities
Total lease liabilities	$4,853	$2,912

As of March 31, 2026, the weighted-average remaining lease term was 12.5 years for operating leases. The weighted average discount rate was 7.0% for operating leases.

Maturities of lease liabilities as of March 31, 2026 were as follows (in thousands):

Operating
Leases
Fiscal 2027	1,054
Fiscal 2028	990
Fiscal 2029	971
Fiscal 2030	478
Fiscal 2031 and beyond	4,544
Total undiscounted lease payments	$8,037
Less: imputed interest	(3,184)
Present value of lease liability	$4,853

6.   PROPERTY, PLANT AND EQUIPMENT

At March 31, 2026, the Company's construction in process balance of approximately $0.9 million consisted primarily of $0.6 million associated with a building expansion at the Sinton, TX facility. The remaining balance consists of smaller projects among our facilities.

Depreciation expense was approximately $3.7 million and $3.2 million for fiscal 2026 and fiscal 2025, respectively.

7.   DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, we expect to utilize futures, options or swaps to manage our exposure to metals price risk that is inherent in our business. During fiscal 2026 and fiscal 2025, all of the Company's hedging activities were classified as economic hedges of risk with mark-to-market ("MTM") accounting treatment. By using derivatives, the Company is exposed to credit and market risk. The Company’s exposure to credit risk includes the counterparty’s failure to fulfill its performance obligations under the terms of the derivative contract. The Company attempts to minimize its credit risk by entering into transactions with high quality counterparties, and uses exchange-traded derivatives when available. Market risk is the risk that the value of the financial instrument might be adversely affected by a change in commodity prices. The Company manages market risk by continually monitoring exposure within its risk management strategy and portfolio. For any transactions designated as hedging instruments, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. We also assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows or fair value of hedged items.

The Company has forward physical purchase supply agreements in place for a portion of its monthly physical steel needs. These supply agreements are not subject to mark-to-market accounting due to the Company electing the normal purchase normal sale exclusion provided in ASC 815.

At March 31, 2026 and 2025, the Company did not have any derivatives designated as hedging instruments and classified as cash flow or fair value hedges.

The following table summarizes the fair value of the Company’s derivative financial instruments and the respective line in which they were recorded in the Consolidated Balance Sheet as of March 31, 2026 (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
Derivatives not designated as hedging instruments:	Location	Fair Value	Location	Fair Value
Hot-rolled coil steel contracts	Current portion of derivative assets	$153	Current portion of derivative liability	$426

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

During fiscal 2026 and fiscal 2025, the Company entered into hot-rolled coil futures and swap contracts that were not designated as hedging instruments for accounting purposes. Accordingly, the change in fair value related to these instruments was immediately recognized in earnings for these periods. During fiscal 2026 and fiscal 2025, the Company did not designate any transactions as hedging instruments for accounting purposes.

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2026 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2026
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$3,412

The following table summarizes the gain recognized in earnings for derivative instruments not designated as hedging instruments during fiscal 2025 (in thousands):

		Gain Recognized in Earnings
	Location of Gain	for Fiscal Year Ended
	Recognized in Earnings	March 31, 2025
Hot-rolled coil steel contracts	Gain on economic hedges of risk	$7,598

The following table summarizes the Company's economic (non-designated) derivative instruments outstanding at  March 31, 2026 (in thousands):

	Notional Amount	Maturity Date
Hot-rolled coil steel contracts	$(8,987)	April 2026 - May 2027

The following table summarizes the Company's economic (non-designated) derivative instruments outstanding at  March 31, 2025 (in thousands):

	Notional Amount	Maturity Date
Hot-rolled coil steel contracts	$(9,522)	April 2025 - December 2025

At  March 31, 2026 and 2025, cash of approximately $0.8 million and $0.5 million, respectively, was held by our clearing agent to collateralize our open derivative positions. These cash requirements are included in "Other current assets" on the Company's Consolidated Balance Sheets at  March 31, 2026 and 2025.

8.   FAIR VALUE MEASUREMENTS

Accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. Levels within the hierarchy are defined as follows:

●	Level 1 – Quoted prices for identical assets and liabilities in active markets.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets and liabilities, either directly or indirectly.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

At  March 31, 2026, our financial assets and liabilities, measured at fair value on a recurring basis were as follows (in thousands):

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial liabilities, net	$(273)	$—	$—	$(273)
Contingent consideration for business combination - financial liability	—	—	$(2,160)	$(2,160)
Total	$(273)	$—	$(2,160)	$(2,433)

At  March 31, 2025, our financial assets and liabilities, measured at fair value on a recurring basis were as follows (in thousands):

Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Commodity futures – financial assets, net	$349	$—	$—	$349
Total	$349	$—	$—	$349

At  March 31, 2026 and 2025, the Company did not have any fair value measurements on a non-recurring basis.

9. EARNINGS PER SHARE

Basic and dilutive net earnings per share is computed based on the following information (in thousands, except for share data):

	Year Ended March 31,
	2026	2025
Numerator (basic and diluted)
Net earnings	$19,533	$6,085
Less: Allocation to unvested restricted stock awards	317	21
Net earnings attributable to common shareholders	$19,216	$6,064

Denominator (basic and diluted)
Weighted average common shares outstanding	6,966,887	6,944,602

For fiscal 2026 and fiscal 2025, the Company allocated dividends and undistributed earnings to the unvested restricted stock awards.

As the restricted stock qualifies as participating securities, the following restricted stock awards were not accounted in the computation of weighted average diluted common shares outstanding under the two-class method:

	Year Ended March 31,
	2026	2025
Restricted Stock Awards	96,700	12,400

10.   INCOME TAXES

Components of tax expense are as follows (in thousands):

	Year Ended March 31,
	2026	2025
Federal
Current	$4,297	$1,234
Deferred	1,049	112
	5,346	1,346
State
Current	1,259	153
Deferred	234	109
	1,493	262
Total	$6,839	$1,608

Reconciliations of the statutory rates to the actual effective tax rates for fiscal years 2026 and 2025 are as follows (in thousands, except percentages):

	Fiscal 2026		Fiscal 2025
Income tax expense at U.S. federal statutory rate	$5,538	21.0%	$1,615	21.0%
Current year state and local income taxes net of federal income tax benefit (1)	1,179	4.4	208	2.7
Other	122	0.5	(215)	(2.8)
Provision for income taxes	$6,839	25.9%	$1,608	20.9%

Note: Certain percentages may not sum to totals due to rounding.

(1) State taxes in Alabama, Arkansas, Florida, Illinois, Indiana and Texas made up the majority (greater than 50 percent) of the tax effect in this category.

The following table presents income taxes paid (in thousands):

	Fiscal 2026	Fiscal 2025
Federal	$5,489	$2,750
Domestic state and local:
Illinois	456	401
Other (1)	740	99
Domestic state and local subtotal	1,196	500
Total income taxes paid	$6,685	$3,250

(1) All other domestic state and local jurisdictions individually represented less than 5% and are aggregated into "Other"

The Company’s tax returns may be subject to examination by the Internal Revenue Service for the fiscal years ended March 31, 2023 through March 31, 2025. State and local returns may be subject to examination for fiscal years ended March 31, 2022 through March 31, 2025.

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows (in thousands):

	March 31,
	2026	2025
Deferred tax liabilities:
Depreciation	$(8,021)	$(6,199)
Unrealized gain - mark to market derivatives	—	(87)
Total deferred tax liabilities	(8,021)	(6,286)
Deferred tax assets:
Inventory capitalization	832	537
Interest expense limitation	—	140
Postretirement benefits other than pensions	24	29
Restricted stock compensation	163	23
Unrealized loss - mark to market derivatives	68	—
Other	173	79
Total deferred tax assets	1,260	808
Net deferred tax liability	$(6,761)	$(5,478)

11.   RETIREMENT PLAN

The Company maintains the Friedman Industries, Inc. Employees’ Retirement and 401(k) Plan (the “Plan”). Employees fully vest in the Plan upon six years of service.

Employees may elect to participate in the 401(k) portion of the Plan. Employees are eligible to participate in the Plan when the employee has completed sixty calendar days of service. Under the Plan, participating employees may defer a portion of their earnings up to certain limits prescribed by the Internal Revenue Service. The Company provides matching contributions under the provisions of the Plan. Contribution expense related to the 401(k) portion of the Plan was approximately $0.7 million and $0.5 million for the years ended  March 31, 2026 and 2025, respectively.

The retirement portion of the Plan covers substantially all employees, including officers. Any contributions are determined at the discretion of the Board of Directors in an amount not to exceed 15% of the total compensation paid during the year to all eligible employees. The Company did not make a contribution to the retirement portion of the Plan in fiscal 2026 or fiscal 2025.  Contributions, plan earnings and forfeitures of non-vested accounts of terminated participants are allocated to the remaining individual accounts determined by a point schedule based on years of employment with the Company.

12.   INDUSTRY SEGMENT DATA

The Company is engaged in the metals processing, pipe manufacturing, and metals and pipe distribution business. Within the Company, there are two product groups: flat-roll and tubular. The Company’s flat-roll operations consist primarily of converting carbon steel, stainless steel and aluminum flat-roll products into sheet, plate or slit coil. Through its tubular operations, the Company purchases, processes, manufactures and markets tubular products. An immaterial amount of flat-roll segment revenue is generated by sales to foreign countries. All of the tubular segment's revenue is generated by sales within the United States.

Segment results are reviewed regularly by the Company’s Chief Operating Decision Makers (“CODMs”). The Company’s CODMs are comprised of the Chief Executive Officer and the Chief Financial Officer. The CODMs assess segment performance and allocate resources based on a number of factors with the most emphasis placed on earnings from operations.

The following is a summary of significant financial information relating to the product groups (in thousands):

	For the Twelve Months Ended March 31, 2026
	Flat-roll	Tubular	Other	Total
Net Sales	$596,130	$50,783	$—	$646,913
Cost and expenses:
Cost of materials sold	483,904	34,792	—	518,696
Processing and warehousing expense	33,066	8,656	—	41,722
Delivery expense	27,712	686	—	28,398
Commercial expense	12,422	837	—	13,259
Depreciation and amortization	3,374	237	213	3,824
General corporate expenses	—	—	15,363	15,363
	560,478	45,208	15,576	621,262
EARNINGS (LOSS) FROM OPERATIONS:	35,652	5,575	(15,576)	25,651
Fair value adjustment of contingent consideration				1,420
Gain on economic hedges of risk				3,412
Interest expense				(4,104)
Other income (expense)				(7)
TOTAL EARNINGS BEFORE INCOME TAXES				$26,372

	For the Twelve Months Ended March 31, 2025
	Flat-roll	Tubular	Other	Total
Net Sales	$404,644	$39,956	$—	$444,600
Cost and expenses:
Cost of materials sold	334,426	31,222	—	365,648
Processing and warehousing expense	24,544	8,933	—	33,477
Delivery expense	22,563	665	—	23,228
Commercial expense	6,301	755	—	7,056
Depreciation and amortization	2,869	304	118	3,291
General corporate expenses	—	—	9,115	9,115
	390,703	41,879	9,233	441,815
Gain (loss) on disposal of property, plant and equipment	(222)	480	—	258
EARNINGS (LOSS) FROM OPERATIONS:	13,719	(1,443)	(9,233)	3,043
Gain on economic hedges of risk				7,598
Interest expense				(2,953)
Other income				5
TOTAL EARNINGS BEFORE INCOME TAXES				$7,693

	Year Ended March 31,
	2026	2025
IDENTIFIABLE ASSETS:
Flat-roll	$301,528	$204,890
Tubular	28,822	16,792
	330,350	221,682
General corporate assets	6,460	5,140
TOTAL ASSETS	$336,810	$226,822

CAPITAL EXPENDITURES:
Flat-roll	$6,150	$3,823
Tubular	1,011	179
Corporate and other	—	—
TOTAL CAPITAL EXPENDITURES	$7,161	$4,002

General corporate expenses reflect general and administrative expenses not directly associated with segment operations and consist primarily of payroll expenses related to corporate functions, professional fees and services, retirement plan contribution expense, corporate insurance expenses, restricted stock plan compensation expense and office supplies. At March 31, 2026 and 2025, corporate assets consisted primarily of cash, restricted cash, leased administrative office right-of-use assets, unamortized debt issuance costs and the cash value of officers’ life insurance. Although inventory is transferred at cost between product groups, there are no sales between product groups.

13.   REVENUE

Revenue is generated primarily from contracts to manufacture or process metal products. Most of the Company’s revenue is generated by sales of material out of the Company’s inventory but a portion of the Company’s revenue is derived from processing or storage of customer owned material. Generally, the Company’s performance obligations are satisfied, control of our products is transferred, and revenue is recognized at a single point in time, when title transfers to our customer for product shipped or when services are provided. Revenues are recorded net of any sales incentives. Shipping and other transportation costs charged to customers are treated as fulfillment activities and are recorded in both revenue and cost of sales at the time control is transferred to the customer. Costs related to obtaining sales contracts are incidental and expensed when incurred. Because customers are invoiced at the time title transfers and the Company’s rights to consideration are unconditional at that time, the Company does not maintain contract asset balances. Additionally, the Company does not maintain contract liability balances, as performance obligations are satisfied prior to customer payment for product. The Company offers industry standard payment terms.

The Company has two reportable segments: Flat-Roll and Tubular. Flat-roll primarily generates revenue from cutting to length or slitting flat-roll metals. Flat-roll segment revenue consists of two product types: Company Owned Flat-Roll Products and Processing or Storage of Customer Owned Coil. Tubular primarily generates revenue from selling steel pipe it has manufactured resulting in a single product type: Manufactured Pipe.

The following table disaggregates our revenue by product for each of our reportable business segments for the fiscal years ended  March 31, 2026 and 2025, respectively (in thousands):

	Fiscal Year Ended March 31,
	2026	2025
Flat-Roll Segment:
Company Owned Flat-Roll Products	$590,956	$399,853
Processing or Storage of Customer Owned Coil	5,174	4,791
	$596,130	$404,644
Tubular Segment:
Manufactured Pipe	$50,783	$39,956
	$50,783	$39,956

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FRIEDMAN INDUSTRIES, INCORPORATED

(In thousands)

Description	Balance at
	Beginning			Balance at
	of Period	Additions (A)	Deductions (B)	End of Period
Year ended March 31, 2026
Allowance for credit losses (deducted from related asset account)	$147	$279	—	$426
Year ended March 31, 2025
Allowance for credit losses (deducted from related asset account)	$97	$50	—	$147

(A)	Additions consist of charges to bad debt expense of approximately $279 and $50 in fiscal 2026 and fiscal 2025, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Friedman Industries, Incorporated and subsidiary (the Company) as of March 31, 2026 and 2025, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2026 and 2025, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

Houston, Texas

June 11, 2026

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Friedman Industries, Incorporated

Opinion on Internal Control over Financial Reporting

We have audited Friedman Industries, Incorporated’s (the Company) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Friedman Industries, Incorporated as of March 31, 2026 and 2025, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the “consolidated financial statements”) and our report dated June 11, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

As discussed in Management’s Report on Internal Control Over Financial Reporting, on August 29, 2025, the Company acquired Century Metals & Supplies, Inc. For the purposes of assessing internal control over financial reporting, management excluded Century Metals & Supplies, Inc., whose financial statements constitute 18% of the Company’s consolidated total assets and 10% of consolidated net sales as of and for the year ended March 31, 2026. Accordingly, our audit did not include the internal control over financial reporting of Century Metals & Supplies, Inc.

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

/s/ Baker Tilly US, LLP

Houston, Texas

June 11, 2026

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

During fiscal 2026, the Company acquired Century Metals & Supplies, Inc. ("Century"). Management excluded Century from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2026. This exclusion is in accordance with guidance issued by the Securities and Exchange Commission that permits an issuer to omit an assessment of an acquired business's internal control over financial reporting from management's assessment in the year of acquisition. Century represented approximately 18% of the Company's total assets and approximately 10% of the Company's total revenues included in the Company's consolidated financial statements as of and for the year ended March 31, 2026.

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, and excluding the internal control over financial reporting of Century as described above, our management concluded that the Company's internal control over financial reporting was effective as of March 31, 2026.

Changes in Internal Control over Financial Reporting

On August 29, 2025, the Company acquired Century Metals & Supplies, Inc. As a result of the acquisition, the Company is in the process of integrating Century's operations, processes, and internal controls into the Company's overall internal control over financial reporting framework. Other than activities related to the integration of Century, there were no changes in the Company's internal control over financial reporting during the fiscal quarter ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

Friedman Industries, Incorporated is a manufacturer and processor of metals and operates in two reportable segments: flat-roll products and tubular products.

 The flat-roll product segment consists of flat-roll processing facilities located in Hickman, Arkansas; Decatur, Alabama; Miami, Florida; East Chicago, Indiana; Granite City, Illinois and Sinton, Texas and a flat-roll distribution facility located in Orlando, Florida. The Hickman, Granite City and East Chicago facilities operate temper mills and cut-to-length lines. The Decatur and Sinton facilities operate stretcher leveler cut-to-length lines. The Miami facility operates a corrective leveling cut-to-length line and a coil slitting line. The processing equipment improves the quality of the material and cuts the material into sheet, plate or slit coil. On a combined basis, the facilities are capable of cutting sheet and plate with thicknesses ranging from 30 gauge to 1” thick in widths ranging from 11” wide to 96” wide. The flat-roll segment is able to produce slit coil with thickness ranging from 32 gauge to 10 gauge in widths ranging from 1/2" wide to 60" wide. The Granite City facility also operates a fiber laser which further processes flat-roll sheet and plate into customer parts. The vast majority of flat-roll product segment revenue is generated from sales of Company owned inventory but the segment also generates revenue from the processing or storage of customer owned material on a fee basis.

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

RESULTS OF OPERATIONS

Year ended March 31, 2026 compared to year ended March 31, 2025

During the year ended March 31, 2026 ("fiscal 2026"), sales, costs of materials sold and adjusted gross profit increased approximately $202.3 million, $153.0 million and $49.3 million, respectively, from the comparable amounts recorded during the year ended March 31, 2025 (“fiscal 2025”). Adjusted gross profit is a non-GAAP measure calculated as sales minus cost of materials sold. The increase in sales was primarily related to a combination of increased sales volume and higher average selling prices. Sales volume for fiscal 2026 consisted of approximately 628,000 tons from inventory and another 78,000 tons of toll processing customer owned material compared to fiscal 2025 volume consisting of approximately 503,000 tons from inventory and 76,500 tons of toll processing. Same facility year-over-year growth accounted for approximately 100,500 tons of the sales volume increase and the acquisition of Century Metals & Supplies contributed approximately 26,000 tons. Adjusted gross profit increased from approximately $79.0 million for fiscal 2025 to approximately $128.2 million for fiscal 2026. Adjusted gross profit as a percentage of sales increased from approximately 17.8% in fiscal 2025 to approximately 19.8% in fiscal 2026.

Our operating results are significantly impacted by the market prices of the metals we purchase. Most of the Company's revenue is generated from the processing of hot-rolled steel coil ("HRC") or derivative products from HRC. Entering fiscal 2026, HRC price had reached the top of a price cycle. Prices declined approximately 15% from April 2025 until October 2025 when prices increased approximately 28% by the end of fiscal 2026. As a result, the Company experienced stronger margins at the start of fiscal 2026 which then tapered off until late in the third quarter when margins continually improved through the remainder of fiscal 2026. Entering fiscal 2025, HRC prices were on a predominately declining trend dropping approximately 40% from January 2024 through the middle of August 2024. Prices remained relatively stable at the bottom of the price cycle until February 2025 with prices then increasing approximately 37% by the end of fiscal 2025. As a result, the Company experienced compressed physical margins for the first three quarters of fiscal 2025 followed by margin improvement in the fourth quarter. The Company utilizes HRC futures, options and swaps to partially manage exposure to commodity price risk. The Company recognized hedging related gains of approximately $3.4 million in fiscal 2026 compared to hedging related gains of approximately $7.6 million in fiscal 2025.

Flat-Roll Segment

Flat-roll product segment sales for fiscal 2026 totaled approximately $596.1 million compared to approximately $404.6 million for fiscal 2025. For a more complete understanding of the average selling prices of goods sold, it is helpful to exclude any sales generated from processing or storage of customer owned material. Sales generated from processing or storage of customer owned material totaled approximately $5.2 million for fiscal 2026 compared to approximately $4.8 million for fiscal 2025. Sales generated from flat-roll segment inventory totaled approximately $590.9 million for fiscal 2026 compared to approximately $399.8 million for fiscal 2025. The average per ton selling price related to these shipments increased from approximately $859 per ton in fiscal 2025 to approximately $1,008 per ton in fiscal 2026. Flat-roll segment sales volume for fiscal 2026 consisted of approximately 586,500 tons from inventory and another 78,000 tons of toll processing customer owned material compared to fiscal 2025 volume consisting of approximately 465,500 tons from inventory and 76,500 tons of toll processing. The increase in sales volume for fiscal 2026 was related to a combination of stronger demand among some customers, successful commercial efforts to increase capacity utilization and the acquisition of Century. The flat-roll segment recorded earnings from operations of approximately $34.0 million and $13.7 million in fiscal 2026 and fiscal 2025, respectively.

The Company’s flat-roll segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Tubular Segment

Tubular product segment sales for fiscal 2026 totaled approximately $50.8 million compared to approximately $40.0 million for fiscal 2025. Sales increased primarily due to an increase in the average selling price per ton, accompanied by an increase in the volume sold. The average per ton selling price increased from approximately $1,059 per ton for fiscal 2025 to approximately $1,225 per ton for fiscal 2026. Tons sold increased from approximately 37,500 tons in fiscal 2025 to approximately 41,500 tons in fiscal 2026. Tubular segment operations recorded earnings from operations of approximately $5.6 million for fiscal 2026 compared to a loss from operations of approximately $1.4 million in fiscal 2025.

The tubular segment purchases its inventory from a limited number of suppliers. Loss of any of these suppliers could have a material adverse effect on the Company’s business.

Selling, General and Administrative Costs

During fiscal 2026, selling, general and administrative costs increased approximately $12.4 million compared to fiscal 2025. This increase was driven by profit-based and volume-based incentive compensation being approximately $6.6 million higher for fiscal 2026 combined with $1.3 million of one-time, non-recurring transaction costs associated with the acquisition of Century and $3.0 million of additional ongoing expenses related to the operation of Century. The remaining increase was primarily attributable to an increase in personnel to support sales growth and execution of our strategic initiatives.

Income Taxes

Income taxes increased from a provision for fiscal 2025 of approximately $1.6 million to a provision for fiscal 2026 of approximately $6.8 million. This increase was related primarily to higher earnings before tax for fiscal 2026 compared to fiscal 2025.

Non-GAAP Information

The non-GAAP measure adjusted gross profit is used in this Management's Discussion and Analysis. Adjusted gross profit is calculated as sales minus cost of materials sold. Cost of materials sold is a discrete line on our statements of operations and represents the cost associated with purchased metals, inbound freight, transfer freight and certain external processing costs. To provide financial statement users with a better understanding of the Company's expenses, cost of sales is disaggregated on our statements of operations into the line items cost of materials sold, processing and warehousing expense, delivery expense and depreciation and amortization. The Company believes adjusted gross profit is a meaningful measure because our cost structure and operating results are significantly impacted by the fluctuating costs associated with the metals we purchase.

The following table reconciles the GAAP measure for gross profit to the non-GAAP measure adjusted gross profit (in thousands):

	March 31,
	2026	2025
Gross profit (GAAP measure)	$54,273	$18,956
Processing and warehousing expense	41,722	33,477
Delivery expense	28,398	23,228
Depreciation and amortization	3,824	3,291
Adjusted gross profit (non-GAAP measure presented)	$128,217	$78,952

FINANCIAL CONDITION, LIQUIDITY AND SOURCES OF CAPITAL

The Company's current ratio was 3.4 and 4.3 at March 31, 2026 and 2025, respectively. Working capital was approximately $180.9 million at March 31, 2026 and $128.1 million at March 31, 2025.

During the year ended March 31, 2026, the Company maintained assets and liabilities at levels it believed were commensurate with operations. Changes in balance sheet amounts occurred in the ordinary course of business and due to the acquisition of Century Metals & Supplies resulting in notable increases to accounts receivable, inventory, fixed assets, accounts payable and ABL facility debt. The Company expects to continue to monitor, evaluate and manage balance sheet components depending on changes in market conditions and the Company’s operations.

The Company has a $140 million asset-based lending facility ("ABL Facility") led by JPMorgan Chase Bank, N.A with Wells Fargo Bank, N.A. as a 40% syndicated participant. The ABL Facility matures on August 29, 2030 and is secured by substantially all of the assets of the Company. The Company can elect borrowings on a floating rate basis or a term basis. Floating rate borrowings accrue interest at a rate equal to the prime rate minus 1.45% per annum. Term rate borrowings accrue interest at a rate equal to the SOFR rate applicable to the selected term plus 1.65% per annum. Availability of funds under the ABL Facility is subject to a borrowing base calculation determined as the sum of (a) 90% of eligible accounts receivable, plus (b) the product of 85% multiplied by the net orderly liquidating value percentage identified in the most recent inventory appraisal multiplied by eligible inventory. The ABL Facility contains a springing financial covenant whereby the financial covenant is only tested when availability falls below the greater of 10% of the revolving commitment or $14.0 million. The financial covenant restricts the Company from allowing its fixed charge coverage ratio to be, as of the end of any calendar month, less than 1.00 to 1.00 for the trailing twelve-month period then ending. The fixed charge coverage ratio is calculated as the ratio of (a) EBITDA, as defined in the ABL Facility, minus unfinanced capital expenditures to (b) cash interest expense plus scheduled principal payments on indebtedness plus taxes paid in cash plus restricted payments paid in cash plus capital lease obligation payments plus cash contributions to any employee pension benefit plans. The ABL Facility contains other representations and warranties and affirmative and negative covenants that are usual and customary. If certain conditions precedent are satisfied, the ABL facility may be increased up to an aggregate of $60 million, in minimum increments of $5 million. At March 31, 2026, the Company had a balance of approximately $92.6 million under the ABL Facility with an applicable interest rate of 5.3%. At March 31, 2026, the Company's borrowing base supported full access to the ABL Facility.

The Company believes that its current cash position along with cash flows from operations and borrowing capability due to its financial position are adequate to fund its expected cash requirements for the next 12 months.

HEDGING ACTIVITIES

The Company utilizes hot-rolled coil futures, options and swaps to manage price risk on unsold inventory and longer-term fixed price sales agreements. The Company has elected hedge accounting for some of its hedging activities previously but most recently the Company has classified its hedging activities as economic hedges of risk with mark-to-market ("MTM") accounting treatment. Hedging decisions are intended to protect the value of the Company's inventory and produce more consistent financial results over price cycles. The Company recognized gains related to economic hedges of risk of approximately $3.4 million and $7.6 million during fiscal 2026 and fiscal 2025, respectively. With MTM accounting treatment it is possible that hedging related gains or losses might be recognized in a different fiscal quarter or fiscal year than the corresponding improvement or contraction in our physical margins. See Note 7 for additional information related to the Company's hedging activities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

INFLATION

During fiscal 2026 and fiscal 2025, the Company believes that the general level of inflation did not have a material effect on the Company's operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The determination of fair values related to the Century Metals & Supplies business combination accounting involves significant estimates and judgements in the valuation process. Actual results could differ from any estimates.

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

TEN YEAR FINANCIAL SUMMARY (Unaudited)

(In thousands, except for share, per share and percentage data)

	Year Ended March 31
									2018
	2026	2025	2024	2023	2022	2021	2020	2019	As Adjusted	2017*
Net sales	$646,913	$444,600	$516,251	$547,542	$285,235	$126,103	$142,102	$187,154	$121,157	$77,756
Net earnings (loss)	$19,533	$6,085	$17,345	$21,344	$14,066	$11,424	$(5,249)	$5,100	$3,934	$(2,679)
Current assets	$257,039	$166,467	$170,064	$143,656	$125,362	$77,535	$65,212	$74,456	$67,269	$45,433
Current liabilities	$76,149	$38,324	$54,107	$45,088	$60,811	$29,072	$9,645	$12,365	$11,031	$2,357
Working capital	$180,890	$128,143	$115,957	$98,568	$64,551	$48,462	$55,566	$62,091	$56,239	$43,076
Total assets	$336,810	$226,822	$230,019	$199,312	$159,275	$95,009	$77,344	$86,602	$81,653	$63,263
Stockholders’ equity	$151,494	$132,425	$127,475	$115,432	$79,687	$65,340	$66,865	$72,482	$68,575	$60,356
Net earnings (loss) as a percentage of Net sales	3.0	1.4	3.4	3.9	4.9	9.1	(3.7)	2.7	3.2	(3.4)
Weighted average number of common shares outstanding:
Basic	6,966,887	6,944,602	7,183,702	7,216,142	6,623,769	7,027,707	7,000,403	7,010,266	7,009,444	6,851,944
Per share
Net earnings (loss) per share:
Basic	$2.76	$0.87	$2.39	$2.91	$2.04	$1.63	$(0.75)	$0.73	$0.56	$(0.39)
Cash dividends per common share	$0.16	$0.16	$0.10	$0.08	$0.08	$0.08	$0.10	$0.19	$0.05	$0.04

* The figures for fiscal year 2017 have not been adjusted for a change in accounting principle where the Company changed its valuation method for certain flat-roll segment inventory from the LIFO method to the average cost method. The change in accounting principle was effective for fiscal 2019 and fiscal 2018 figures were adjusted to meet comparative financial statement reporting requirements. The impact of the change in accounting principle on fiscal year 2017 has not been quantified by the Company and could be material, therefore, the figures may not be comparable to fiscal years 2018 to 2026.